As filed with the Securities and Exchange Commission on December 18, 2023
Registration No. 333-273150
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
RMG Acquisition Corp. III
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands*	6770	98-1574120
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
57 Ocean, Suite 403
5775 Collins Avenue
Miami Beach, Florida 33140
Telephone: (786) 359-4103
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Philip Kassin
57 Ocean, Suite 403
5775 Collins Avenue
Miami Beach, Florida 33140
Telephone: (786) 359-4103
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Lorenzo Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ United Kingdom +44 20 7519 7000	Ryan J. Maierson, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED DECEMBER 18, 2023
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND
EXTRAORDINARY GENERAL MEETING OF WARRANT HOLDERS
OF
RMG ACQUISITION CORP. III
(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR
     SHARES OF COMMON STOCK
OF
RMG ACQUISITION CORP. III
(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED
IN THE STATE OF DELAWARE), THE CONTINUING ENTITY FOLLOWING
THE DOMESTICATION, WHICH WILL BE RENAMED
H2B2 ELECTROLYSIS TECHNOLOGIES, INC.
IN CONNECTION WITH THE MERGER DESCRIBED HEREIN
Dear RMG Acquisition Corp. III Shareholders and Warrant Holders:
As a shareholder (“RMG III shareholder”) of RMG Acquisition Corp. III, a Cayman Islands exempted company (“RMG III,” and, after the Domestication as described below, “Domesticated RMG III” and, after the Effective Time, the “Surviving Corporation” or “H2B2 Electrolysis’’) you are cordially invited to attend the extraordinary general meeting of RMG III shareholders, at     , Eastern Time, on     , 2024, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001 (the “Special Meeting”), or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned, or virtually via live webcast, at https://www.cstproxy.com/    .
As a warrant holder of RMG III (an “RMG III warrant holder”), you are cordially invited to attend the extraordinary general meeting of RMG III warrant holders, at     , Eastern Time, on     , 2024, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001 (the “Warrant Holders Meeting” and, together with the Special Meeting, the “Special Meetings”), or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned, or virtually via live webcast, at https://www.cstproxy.com/     .
You will be able to attend the Special Meeting and/or the Warrant Holders Meeting online, vote, view the list of RMG III shareholders and/or RMG III warrant holders entitled to vote thereat and submit your questions during the Special Meeting and/or the Warrant Holders Meeting by visiting     . While RMG III shareholders and RMG III warrant holders are encouraged to attend the Special Meeting and/or the Warrant Holders Meeting virtually, RMG III shareholders and RMG III warrant holders will be permitted to attend the Special Meeting and/or the Warrant Holders Meeting in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP only if you (i) are fully vaccinated against COVID-19 and show proof of such vaccination, (ii) complete a visitor health form upon arrival and (iii) reserve your attendance at least two (2) business days in advance of the Special Meetings by contacting Skadden, Arps, Slate, Meagher & Flom LLP, at One Manhattan West, New York, NY 10001, telephone (212) 735-3000. The accompanying proxy statement/prospectus is dated     , 2024, and is first being mailed to RMG III shareholders and RMG III warrant holders on or about     , 2024.
At the Special Meeting, RMG III shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt the Agreement and Plan of Merger, dated as of May 9, 2023 (as the same has been amended as of December 15, 2023 and may be further amended from time to time, the “Merger Agreement”), by and between RMG III and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”), a copy of which is attached as Annex A and Annex A-1 to the accompanying proxy statement/prospectus. The Merger Agreement provides for, among other things, following the domestication of RMG III to Delaware as described below, the merger of H2B2 with and into RMG III (the “Merger”), with RMG III surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement, as more fully described elsewhere in the accompanying proxy statement/prospectus.
The board of directors of RMG III (the “RMG III Board”) has unanimously approved a change of RMG III’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger Agreement and other transactions contemplated thereby, the “Business Combination” and, RMG III following the Domestication, Domesticated RMG III). As more fully described elsewhere in the accompanying proxy statement/prospectus, RMG III shareholders will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication

Proposal”). In connection with the consummation of the Business Combination, RMG III will change its name to “H2B2 Electrolysis Technologies, Inc.” As used herein and in the accompanying proxy statement/prospectus, the “Surviving Corporation” or “H2B2 Electrolysis” refers to RMG III following the Business Combination, including after such change of name to “H2B2 Electrolysis Technologies, Inc.,” as applicable.
As a result of and upon the Effective Time of the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of RMG III (the “RMG III Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Domesticated RMG III (each, a share of “Domesticated RMG III Class A Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of RMG III (the “RMG III Class B Ordinary Shares” and, together with the RMG III Class A Ordinary Shares, the “RMG III Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of Class B common stock, par value $0.0001 per share, of Domesticated RMG III (each, a share of “Domesticated RMG III Class B Stock” and, together with the Domesticated RMG III Class A Stock, the “Domesticated RMG III Stock”), (iii) each of the then issued and outstanding redeemable warrants of RMG III (the “RMG III Warrants”) will convert automatically into a warrant to acquire one share of Domesticated RMG III Class A Stock (each, a “Domesticated RMG III Warrant”) pursuant to the warrant agreement, dated as of February 4, 2021, by and between RMG III and Continental Stock Transfer & Trust Company (“Continental”), RMG III’s warrant agent (the “Warrant Agreement”) and (iv) each of the then issued and outstanding units of RMG III that have not been previously separated into the underlying RMG III Class A Ordinary Shares and RMG III Warrants upon the request of the holder thereof (“RMG III Units”), will be canceled, entitling the holder thereof to one share of Domesticated RMG III Class A Stock and one-fifth of one Domesticated RMG III Warrant. For further information, see the section titled “The Domestication Proposal” of the accompanying proxy statement/prospectus.
At the Special Meeting, in addition to the Business Combination Proposal and the Domestication Proposal, RMG III shareholders will be asked to consider and vote upon (i) four separate proposals to approve material differences between RMG III’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “RMG III Governing Documents”) and the proposed certificate of incorporation and proposed bylaws of the Surviving Corporation (collectively, the “Organizational Documents Proposals”), (ii) a proposal to elect directors who, upon consummation of the Business Combination, will be the directors of the Surviving Corporation (the “Director Election Proposal”), (iii) a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Stock Market Listing Rule 5635, the issuance of shares of common stock, par value $0.0001 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”) to the H2B2 Securityholders (as defined in the accompanying proxy statement/prospectus) pursuant to the Merger Agreement (the “Stock Issuance Proposal”), (iv) a proposal to approve and adopt the H2B2 Electrolysis Technologies, Inc. 2023 Incentive Award Plan (the “Equity Incentive Plan Proposal”) and (v) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or (b) if the RMG III Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals (the “Adjournment Proposal” and, together with the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal, the “Proposals”). The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Special Meeting, and the Warrant Amendment Proposal (as defined below) is approved at the Warrant Holders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these Proposals is more fully described in the accompanying proxy statement/prospectus, which RMG III shareholders are encouraged to read carefully and in its entirety.
At the Warrant Holders Meeting, RMG III warrant holders will be asked to consider and vote upon (i) a proposal, which is referred to herein as the “Warrant Amendment Proposal,” to approve and adopt the amendment to the Warrant Agreement (the “Warrant Amendment”), a copy of which is attached as Annex J to the accompanying proxy statement/prospectus, to provide that, upon Closing, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock and (ii) a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Warrant Holders Meeting or (b) if the RMG III Board determines before the Warrant Holders Meeting that it is not necessary or no longer desirable to proceed with the proposals (the “Warrant Holders Adjournment Proposal”).
As a result of and upon the closing of the Business Combination (the “Closing”), among other things, (i) all outstanding shares of common stock, par value $0.00001 per share, of H2B2 (the “H2B2 Common Stock”) as of immediately prior to the Closing, and all shares of H2B2 Common Stock reserved in respect of the outstanding options to purchase shares of H2B2 Common Stock (each, an “H2B2 Option”) as of immediately prior to the Closing, will be canceled in exchange for the right to receive, or converted into an option to purchase (in the case of an H2B2 Option, if and to the extent earned and subject to its terms), an aggregate of approximately      shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (A) $     by (B) $10.00, (ii) each of the then issued and outstanding shares of Domesticated RMG III

Class A Stock, will convert automatically, on a one-for-one basis, into a share of Surviving Corporation Common Stock, (iii) a number of shares of Domesticated RMG III Stock owned by the Sponsor (as defined below) equal to six percent of the shares of Surviving Corporation Common Stock issuable in respect of H2B2 securities, subject to adjustments set forth in the Merger Agreement and described in the accompanying proxy statement/prospectus, will convert into issued and outstanding shares of Surviving Corporation Common Stock and the remaining shares of Domesticated RMG III Stock owned by the Sponsor and issued and outstanding will be canceled without consideration and (iv) in the event the Warrant Amendment Proposal is approved, prior to the Effective Time, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock. As used herein, “Public Shares” means the RMG III Class A Ordinary Shares (including those underlying the RMG III Units) that were registered pursuant to the Registration Statement on Form S-1 (333-251889) and the shares of Surviving Corporation Common Stock issued pursuant to the Merger Agreement upon the exchange thereof on the Closing Date, as the context requires, and “RMG III Public Warrants” means those RMG III Warrants underlying the RMG III Units, including those RMG III Warrants that trade separately from the RMG III Units.
In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the date of the Closing (the “Closing Date”), including (i) the Sponsor Support Agreement, (ii) the Company Support Agreement, (iii) the Registration Rights Agreement and (iv) the Lock-Up Agreement (in each case, as defined and further discussed in the accompanying proxy statement/prospectus). For additional information, see the section titled “The Business Combination Proposal — Related Agreements” in the accompanying proxy statement/prospectus.
Pursuant to the RMG III Governing Documents, a holder of Public Shares (a “Public Shareholder”), which excludes shares held by RMG Sponsor III, LLC, RMG III’s sponsor (the “Sponsor” and such shares, the “Founder Shares”) prior to RMG III’s initial public offering (the “Initial Public Offering”) may request that RMG III redeem all or a portion of such Public Shareholder’s Public Shares for cash in connection with the Business Combination. Holders of RMG III Units must elect to separate such units into the underlying Public Shares and RMG III Public Warrants prior to exercising redemption rights with respect to their Public Shares. If Public Shareholders hold their RMG III Units in an account at a brokerage firm or bank, such Public Shareholders must notify their broker or bank that they elect to separate the RMG III Units into the underlying Public Shares and RMG III Public Warrants, or if a Public Shareholder holds RMG III Units registered in its own name, the Public Shareholder must contact the transfer agent directly and instruct it to do so. Public Shareholders may elect to redeem their Public Shares even if they vote “FOR” the Business Combination Proposal or any other Proposal. If the Business Combination is not approved or does not proceed, the Public Shares will be returned to the respective Public Shareholder, broker or bank. If the Business Combination is approved and proceeds and if the Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to Continental, RMG III’s transfer agent, RMG III will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption of Public Shares will take place immediately prior to the Domestication (and, therefore, prior to the Merger) when a redeeming Public Shareholder’s RMG III Class A Ordinary Shares are canceled in exchange for the right to receive the cash consideration described above. Such cash will be paid to the redeeming Public Shareholders promptly after consummation of the Business Combination. See the section titled “Special Meeting of RMG III — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed for the Public Shareholders who wish to redeem their Public Shares for cash.
The Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by Sponsor Support Agreement, dated May 9, 2023 (the “Sponsor Support Agreement”), a copy of which is attached as Annex B to the accompanying proxy statement/prospectus, and to waive their redemption rights with respect to all RMG III Ordinary Shares held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in the letter agreement, dated as of February 4, 2021. As of the date of the accompanying proxy statement/prospectus, the holders of the Founder Shares prior to the Initial Public Offering (the “Initial Shareholders”) own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares.
The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions as described in the accompanying proxy statement/prospectus, including, among others, (i) approval of the Business Combination and related agreements and transactions by RMG III shareholders and the stockholders of H2B2 (which approval was obtained on June 19, 2023), (ii) approval of the Warrant Amendment by RMG III warrant holders, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (iv) the absence of any legal restraints on the Closing, (v) the Registration Statement on Form S-4 having been declared effective by the SEC, (vi) receipt of conditional approval for listing on the Nasdaq Capital Market (“Nasdaq”) for the shares of Surviving Corporation Common Stock to be issued in connection with the Merger, (vii) the consummation of the Capital Raise

Transaction, as described in detail in the accompanying proxy statement/prospectus and (viii) the absence of an H2B2 Material Adverse Effect (as described in the Merger Agreement, a copy of which is attached as Annex A and Annex A-1 to the accompanying proxy statement/prospectus). There can be no assurances that RMG III or H2B2 would waive any such provision of the Merger Agreement.
RMG III is providing the accompanying proxy statement/prospectus, a shareholder proxy card and a warrant holder proxy card to RMG III shareholders and RMG III warrant holders, respectively, in connection with the solicitation of proxies to be voted at the Special Meetings and at any adjournments of the Special Meetings. Information about the Special Meetings, the Business Combination and other related business to be considered by RMG III shareholders and the RMG III warrant holders at the Special Meetings is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Special Meetings, all RMG III shareholders and RMG III warrant holders are urged to read the accompanying proxy statement/prospectus, including the annexes attached thereto and other documents referred to herein or therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 37 of the accompanying proxy statement/prospectus.
After careful consideration, the RMG III Board has unanimously approved the Business Combination and recommends that the RMG III shareholders vote “FOR” the Business Combination, including the adoption of the Merger Agreement, and approval of the transactions contemplated thereby, and “FOR” all other proposals presented to the RMG III shareholders in the accompanying proxy statement/prospectus. Further, the RMG III Board has unanimously approved the Warrant Amendment, and recommends that the RMG III warrant holders vote “FOR” the Warrant Amendment Proposal and all other proposals presented to the RMG III warrant holders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the RMG III Board, you should keep in mind that RMG III’s directors and officers have interests in the Business Combination that may conflict with your interests as an RMG III shareholder or RMG III warrant holder, as applicable. See the section titled “The Business Combination — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
The approval of the Domestication Proposal and each of the Organizational Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Business Combination Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal require the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders collectively have the right to vote approximately 95.0% of the RMG III Ordinary Shares, and are expected to vote all of their shares in favor of each Proposal to be voted upon at the Special Meeting. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to establish a quorum and to approve the Proposals. Therefore, assuming Initial Shareholders all vote in favor of each Proposal and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of holders of additional Public Shares is not required to approve the Proposals.
The approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of each of (i) the outstanding RMG III Public Warrants and (ii) the outstanding RMG III Private Placement Warrants (as defined below), each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the RMG III Warrants present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by RMG III warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.
Your vote is very important. Whether or not you plan to attend the Special Meetings, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares and/or warrants are represented at the Special Meetings. If you hold your shares and/or warrants in “street name” through a bank, broker or other nominee or intermediary, you will need to follow the instructions provided to you by your bank, broker or other nominee or intermediary to ensure that your shares and/or warrants are represented and voted at the Special Meetings. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting and the Warrant Amendment Proposal is approved at the Warrant Holders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal and the Warrant Holders Adjournment Proposal are not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
The RMG III Board has fixed the close of business on     , 2024 as the record date for the Special Meetings the (“RMG III Record Date”). Only RMG III shareholders and RMG III warrant holders of record on     , 2024 are entitled to notice of and to vote at the Special Meetings or any postponement or adjournment thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement/prospectus.

If you sign, date and return your shareholder proxy card without indicating how you wish to vote, your shareholder proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your shareholder proxy card or fail to instruct your bank, broker or other nominee or intermediary how to vote, and do not attend the Special Meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. If you are an RMG III shareholder of record and you attend the Special Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.
If you sign, date and return your warrant holder proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Warrant Holders Meeting. In general, if your RMG III Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your RMG III Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your RMG III Warrants unvoted or vote your RMG III Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” RMG III Warrants that are returned to RMG III but marked by brokers as “not voted” will be treated as RMG III Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as RMG III Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal. If you are an RMG III warrant holder of record and you attend the Warrant Holders Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CONTINENTAL AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
If you have questions regarding the accompanying proxy statement/prospectus or need assistance voting your RMG III Ordinary Shares and/or your RMG III Warrants, you may contact     , RMG III’s proxy solicitor, by calling     , or banks and brokers may call collect at     , or by emailing     .
The RMG III Board would like to thank you for your support and looks forward to the successful completion of the Business Combination.
By Order of the RMG III Board,

Robert S. Mancini Chairman of the Board
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
○	The accompanying proxy statement/prospectus is dated , 2024 and is first being mailed to RMG III shareholders and RMG III warrant holders on or about , 2024.
ADDITIONAL INFORMATION
No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by RMG III or H2B2. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of RMG III or H2B2 since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

RMG ACQUISITION CORP. III
57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON   , 2024
TO THE SHAREHOLDERS OF RMG ACQUISITION CORP. III:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of RMG Acquisition Corp. III, a Cayman Islands exempted company (“RMG III” and, after the Domestication as described below, “Domesticated RMG III” and, after the Effective Time, the “Surviving Corporation” or “H2B2 Electrolysis”), will be held at     , Eastern Time, on     , 2024, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001 (the “Special Meeting”), or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned, or virtually via live webcast at https://www.cstproxy.com/    . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
•
Proposal No. 1: The Business Combination Proposal—to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of May 9, 2023 (as the same has been amended as of December 18, 2023 and may be further amended from time to time, the “Merger Agreement”), by and between RMG III and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A and Annex A-1. The Merger Agreement provides for, among other things, the merger of H2B2 with and into RMG III (the “Merger”), with RMG III surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in the accompanying proxy statement/prospectus (the “Business Combination Proposal”);

•
Proposal No. 2: The Domestication Proposal—to consider and vote upon a proposal to approve by special resolution, the change of RMG III’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination” and, such proposal, the “Domestication Proposal”);

•
Proposal No. 3: The Organizational Documents Proposals—to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between RMG III’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “RMG III Governing Documents,” a copy of which is attached to the accompanying proxy statement/prospectus as Annex F) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents,” copies of which are attached to the accompanying proxy statement/prospectus as Annex G and Annex H, respectively) of the Surviving Corporation, each of the Proposed Organizational Documents to be effective upon the consummation of the Business Combination pursuant to which the Surviving Corporation will be renamed “H2B2 Electrolysis Technologies, Inc.” in connection with the Business Combination (the “Organizational Documents Proposal”);

Organizational Documents Proposal A—to authorize the change in authorized share capital of RMG III from 500,000,000 Class A ordinary shares, par value $0.0001 per share (“RMG III Class A Ordinary Shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (“RMG III Class B Ordinary Shares” and, together with the RMG III Class A Ordinary Shares, the “RMG III Ordinary Shares”), and 5,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”), to      shares of common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”) and      shares of preferred stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Preferred Stock”) (“Organizational Documents Proposal A”);
Organizational Documents Proposal B—to authorize the board of directors of the Surviving Corporation (the “Surviving Corporation Board”) to issue any or all shares of Surviving Corporation

Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Surviving Corporation Board and as may be permitted by the DGCL (“Organizational Documents Proposal B”);
Organizational Documents Proposal C— to authorize the Surviving Corporation Board to be unclassified (“Organizational Documents Proposal C”);
Organizational Documents Proposal D—to authorize all other changes in connection with the replacement of the RMG III Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex F, Annex G and Annex H, respectively), including (i) changing the corporate name from “RMG Acquisition Corp. III” to “H2B2 Electrolysis Technologies, Inc.,” (ii) making the Surviving Corporation’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iv) removing certain provisions related to RMG III’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the RMG III Board believes is necessary to adequately address the needs of RMG III and the Surviving Corporation after the Business Combination (“Organizational Documents Proposal D”);
•
Proposal No. 4—The Director Election Proposal—to consider and vote upon a proposal to approve by ordinary resolution of the holders of the RMG III Class B Ordinary Shares, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, the election of directors who, upon consummation of the Business Combination, will be the directors of the Surviving Corporation (the “Director Election Proposal”), to be effective as of the Closing;

•
Proposal No. 5—The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of Surviving Corporation Common Stock to the H2B2 Securityholders (as defined elsewhere in the accompanying proxy statement/prospectus) pursuant to the Merger Agreement (the “Stock Issuance Proposal”), to be effective prior to or substantially concurrently with the Closing;

•
Proposal No. 6—The Equity Incentive Plan Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the Incentive Plan (the “Equity Incentive Plan Proposal,” a copy of which is attached to this proxy statement/prospectus as Annex I), to be effective as of the Closing; and

•
Proposal No. 7—The Adjournment Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the adjournment of the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or (ii) if the RMG III Board determines before the Special Meeting that is not necessary or no longer desirable to proceed with the proposals (the “Adjournment Proposal” and, together with each of Proposal No. 1 through Proposal No. 7, the “Proposals”).

Each of Proposal No. 1 through Proposal No. 6 (collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
These items of business are described elsewhere in the accompanying proxy statement/prospectus, which RMG III encourages you to read carefully and in its entirety before voting.
Only holders of record of RMG III Ordinary Shares at the close of business on     , 2024 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.
The accompanying proxy statement/prospectus and proxy card are being provided to RMG III shareholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, all of the RMG III shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the “Risk Factors” section beginning on page 37 of the accompanying proxy statement/prospectus.
After careful consideration, the RMG III Board has unanimously approved the Business Combination and recommends that RMG III shareholders vote “FOR” the Business Combination, including the adoption of the Merger Agreement, and approval of the transactions contemplated thereby, and “FOR” all other proposals presented to RMG III shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the RMG III Board, you should keep in mind that RMG III’s directors and officers have interests in the Business Combination that may conflict with your interests as an RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
Pursuant to the RMG III Governing Documents, a holder of RMG III Class A Ordinary Shares, including those underlying units of RMG III (“RMG III Units”), in each case, that were registered pursuant to the Registration Statement on Form S-1 (333-251889) offered and sold by RMG III in its initial public offering (“Public Shares”), which excludes shares held by RMG Sponsor III, LLC, RMG III’s sponsor (the “Sponsor”) of the RMG III Class B Ordinary Shares purchased by the Sponsor (the “Founder Shares”) prior to RMG III’s initial public offering (the “Initial Public Offering” and, such shareholders, collectively, the “Initial Shareholders”) may request that RMG III redeem all or a portion of its Public Shares for cash in connection with the Business Combination. As a holder of Public Shares (a “Public Shareholder”), you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares, or (b) if you hold Public Shares through RMG III Units, you elect to separate your units into the underlying Public Shares and redeemable warrants (“RMG III Public Warrants”) prior to exercising your redemption rights with respect to the Public Shares;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), RMG III’s transfer agent, that RMG III redeem all or a portion of your Public Shares for cash; and
(iii)	tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental electronically through DTC.
Public Shareholders must complete the procedures for electing to redeem their Public Shares in a manner described above prior to 5:00 p.m., Eastern Time, on     , 2024 (two business days before the Special Meeting) in order for their shares to be redeemed.
Holders of RMG III Units must elect to separate such units into the underlying Public Shares and RMG III Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their RMG III Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the RMG III Units into the underlying Public Shares and RMG III Public Warrants, or if a holder holds RMG III Units registered in its own name, the holder must contact Continental, directly and instruct them to do so. Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of any of the Proposals.
If the Business Combination is not approved or does not proceed, the Public Shares will be returned to the respective Public Shareholder, broker or bank. If the Business Combination is approved and proceeds and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to Continental, RMG III will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption of Public Shares will take place immediately prior to the Domestication (and therefore, prior to the Merger) when a redeeming Public Shareholder’s RMG III Class A Ordinary Shares are canceled in exchange for the right to receive the cash consideration described above. Such cash will be paid to redeeming Public Shareholders promptly after consummation of the Business Combination. See “Special Meeting of RMG III — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the RMG III Public Shares. Each redemption of RMG III Public Shares will reduce the amount of funds in the Trust Account.
The Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated May 9, 2023 (the “Sponsor Support Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and to waive their redemption rights with respect to all RMG III Ordinary Shares held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in that certain letter agreement, dated as of February 4, 2021. As of the date of the accompanying proxy statement/prospectus, the Initial Shareholders own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares.
The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions as described in the accompanying proxy statement/prospectus, including, among others, (i) approval of the Business Combination and related agreements and transactions by RMG III shareholders and the stockholders of H2B2, (ii) approval of the Warrant Amendment by RMG III warrant holders, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (iv) the absence of any legal restraints on the Closing, (v) the Registration Statement on Form S-4 having been declared effective by the SEC, (vi) receipt of conditional approval for listing on the Nasdaq Capital Market (“Nasdaq”) for the shares of Surviving Corporation Common Stock to be issued in connection with the Merger, (vii) the consummation of the Capital Raise Transaction, as described in detail in the accompanying proxy statement/prospectus and (viii) the absence of an H2B2 Material Adverse Effect (as described in the Merger Agreement, a copy of which is attached as Annex A and Annex A-1 to the accompanying proxy statement). There can be no assurances that RMG III or H2B2 would waive any such provision of the Merger Agreement.
The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The approval of each of the Business Combination Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal require the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.
The Initial Shareholders collectively have the right to vote approximately 95.0% of the RMG III Ordinary Shares, and are expected to vote all of their shares in favor of each Proposal to be voted upon at the Special Meeting. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to establish a quorum and to approve each Proposal. Therefore, assuming the Initial Shareholders all vote in favor of each Proposal and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Proposals.
Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. If you are an RMG III shareholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of the accompanying proxy statement/prospectus following this notice (including the annexes attached hereto and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the annexes attached hereto and other documents referred to herein. If you have any questions or need assistance voting your Public Shares, please contact     , our proxy solicitor, by calling      or banks and brokers can call collect at     , or by emailing     .
Thank you for your participation. RMG III looks forward to your continued support.
By Order of the RMG III Board,

Robert S. Mancini
Chairman of the Board
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CONTINENTAL AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

RMG ACQUISITION CORP. III
57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140
NOTICE OF EXTRAORDINARY GENERAL MEETING OF WARRANT HOLDERS
TO BE HELD ON    , 2024
TO THE WARRANT HOLDERS OF RMG ACQUISITION CORP. III:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the warrant holders of RMG Acquisition Corp. III, a Cayman Islands exempted company (“RMG III” and, after the Domestication as described below, “Domesticated RMG III” and, after the Effective Time, the “Surviving Corporation” or “H2B2 Electrolysis Technologies, Inc.” and, such warrant holders, the “RMG III warrant holders”), will be held at     , Eastern Time, on     , 2024, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001 (the “Warrant Holders Meeting”), or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned, or virtually via live webcast at https://www.cstproxy.com/    . You are cordially invited to attend the Warrant Holders Meeting, which will be held for the following purposes:
•
Proposal No. 1 — The Warrant Amendment Proposal — to consider and vote upon an amendment to the warrant agreement that governs all of RMG III’s outstanding warrants (the “Warrant Agreement”). The Warrant Amendment proposes to amend the Warrant Agreement to provide that, upon the closing of the Business Combination (the “Closing”), each of the then outstanding Domesticated RMG III Warrants (such warrants being the (i) warrants of RMG III issued in RMG III’s initial public offering that was consummated on February 9, 2021 (the “Initial Public Offering”), which entitle the holder thereof to purchase one Class A ordinary share, par value $0.0001 per share, of RMG III (an “RMG III Class A Ordinary Share”) at an exercise price of $11.50 per share (the “RMG III Public Warrants”) and (ii) the warrants of RMG III, which entitle the holder thereof to purchase one RMG III Class A Ordinary Share at an exercise price of $11.50 per share, issued in a private placement concurrent with the closing of the Initial Public Offering (the “RMG III Private Placement Warrants” and, together with the RMG III Public Warrants, the “RMG III Warrants”) following the Domestication) will be canceled and exchanged for the right to receive up to 0.075 shares of common stock, par value $0.0001 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock” and, such proposal, the “Warrant Amendment Proposal”), the substantive text of which is attached to the accompanying proxy statement/prospectus as Annex J; and

•
Proposal No. 2 — Warrant Holders Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the holders of the requisite amount of each of (i) the then outstanding RMG III Public Warrants and (ii) the then outstanding RMG III Private Placement Warrants (the “Warrant Holders Adjournment Proposal” and, together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”).

Only holders of record of RMG III Warrants at the close of business on     , 2024 are entitled to notice of and to vote and have their votes counted at the Warrant Holders Meeting and any adjournment of the Warrant Holders Meeting.
The resolutions to be voted upon in person or by proxy at the Warrant Holders Meeting relating to the above proposals are set forth in the sections of the accompanying proxy statement/prospectus entitled “Warrant Holder Proposal No. 1—The Warrant Amendment Proposal” and “Warrant Holder Proposal No. 2—The Warrant Holders Adjournment Proposal,” respectively.
We will provide you with the accompanying proxy statement/prospectus and a warrant holder proxy card in connection with the solicitation of proxies to be voted at the Warrant Holders Meeting and at any adjournment of the Warrant Holders Meeting. Whether or not you plan to attend the Warrant Holders Meeting, we urge you to read, when available, the accompanying proxy statement/prospectus, including the annexes, carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 37 of the accompanying proxy statement/prospectus.

All RMG III warrant holders are cordially invited to attend the Warrant Holders Meeting. To ensure your representation at the Warrant Holders Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are an RMG III warrant holder of record holding one or more RMG III Warrants on     , 2024, you may also cast your vote in person at the Warrant Holders Meeting. If your RMG III Warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your RMG III Warrants or, if you wish to attend the Warrant Holders Meeting and vote in person, obtain a proxy from your broker or bank.
If you sign, date and return your warrant holder proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Warrant Holders Meeting. In general, if your RMG III Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your RMG III Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your RMG III Warrants unvoted or vote your RMG III Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” RMG III Warrants that are returned to RMG III but marked by brokers as “not voted” will be treated as RMG III Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as RMG III Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal.
Approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of each of (i) the outstanding RMG III Public Warrants and (ii) the outstanding RMG III Private Placement Warrants, each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the RMG III Warrants present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by RMG III warrant holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.
Your vote is important regardless of the number of RMG III Warrants you own. Whether you plan to attend the Warrant Holders Meeting or not, please sign, date and return the warrant holder proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your RMG III Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the RMG III Warrants you beneficially own are properly counted.
If you have any questions or need assistance voting your RMG III Warrants, please contact     , our proxy solicitor, by calling     .
Thank you for your participation. We look forward to your continued support.
By Order of the RMG III Board,

Robert S. Mancini
Chairman of the Board
This notice was mailed by RMG III on     , 2024.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by RMG III, constitutes a prospectus of RMG III under Section 5 of the Securities Act with respect to Surviving Corporation Common Stock if the Business Combination described herein is consummated. This document also constitutes notice for and a proxy statement under Section 14(a) of Exchange Act with respect to (i) the extraordinary general meeting of RMG III at which RMG III shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the adoption of the Merger Agreement, among other matters, and (ii) the extraordinary general meeting of RMG III at which RMG III warrant holders will be asked to consider and vote upon the Warrant Amendment Proposal, among other matters.

FINANCIAL STATEMENT PRESENTATION
Presentation of Financial Information
This proxy statement/prospectus includes:
1.
The unaudited condensed financial statements and notes thereto as of and for the three and nine-month periods ended September 30, 2023 of RMG III (hereinafter referred to as the “2023 Unaudited Condensed Financial Statements of RMG III”);

2.
The audited financial statements and notes thereto as of and for the years ended December 31, 2022 and 2021 of RMG III, prepared in accordance with GAAP (hereinafter referred to as the “2022 Audited Consolidated Financial Statements of RMG III”);

3.
The unaudited condensed consolidated financial statements and notes thereto as of and for the three and nine-month periods ended September 30, 2023 of H2B2 (hereinafter referred to as the “2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2”);

4.
The audited consolidated financial statements and notes thereto as of and for the years ended December 31, 2022 and 2021 of H2B2, prepared in accordance with GAAP (hereinafter referred to as the “2022 Audited Consolidated Financial Statements of H2B2”); and

5.
The unaudited pro forma combined financial information of H2B2 and RMG III as of and for the period ended September 30, 2023, prepared in accordance with Article 11 of SEC Regulation S-X. (see “Unaudited Pro Forma Combined Financial Information” for further information).

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the sections entitled “RMG III Management’s Discussion and Analysis of Financial Condition and Results of Operations of RMG III,” “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations of H2B2,” RMG III’s financial statements and the related notes and H2B2’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
This information should be read in conjunction with “Risk Factors,” “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the 2022 Audited Consolidated Financial Statements of H2B2 and the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus. The selected historical combined financial information in this section is not intended to replace the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 or the 2022 Audited Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus. H2B2’s historical results are not necessarily indicative of future results. The 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 have been prepared on a basis consistent with the 2022 Audited Consolidated Financial Statements of H2B2.
The unaudited pro forma combined financial information of H2B2 and RMG III included elsewhere in this proxy statement/prospectus is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical financial data. The unaudited pro forma combined financial information is not necessarily indicative of the results of operations and financial position that would have been achieved if the Business Combination had been consummated on the dates indicated above, or of the future consolidated results of operations or financial position of the Surviving Corporation. Accordingly, the Surviving Corporation’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma combined financial information included in this proxy statement/prospectus. For more information, please see also sections entitled “Unaudited Pro Forma Combined Financial Information,” “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations – The Business Combination and Preparation of Pro Forma Combined Financial Information” and “Risk Factors.”
The non-GAAP information of H2B2 included elsewhere in this proxy statement/prospectus should be read in conjunction with the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus. Please see the section entitled “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures” for further information regarding these measures, their presentation, calculation method and limitations.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this proxy statement/prospectus concerning H2B2’s industry and the regions in which it operates, including H2B2’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources, including independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from H2B2 internal research, and are based on assumptions made by H2B2 upon reviewing such data, and its experience in, and knowledge of, such industry and markets, which H2B2 believes to be reasonable. While H2B2 believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. Forecasts and other forward-looking information obtained from third parties are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. In addition, assumptions and estimates of H2B2’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
v

GLOSSARY
As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:
“Adjournment Proposal” are to the proposal by the RMG III Board to RMG III shareholders to approve the adjournment of the Special Meeting, as specified under the section titled “Proposal No. 7—The Adjournment Proposal.”
“Administrative Services Agreement” are to that certain Administrative Services Agreement, dated February 4, 2021, by and between RMG III and RMG Acquisition Management.
“AEM” are to Anion Exchange Membrane.
“Aggregate Closing Date Merger Consideration” are to the number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (i) the Closing Date Purchase Price by (ii) $10.00.
“Aggregate Fully Diluted Company Common Stock” are to, without duplication, the aggregate (a) number of shares of H2B2 Common Stock that are issued and outstanding immediately prior to the Effective Time including after giving effect to any Capital Raise Transaction, plus (b) the maximum number of shares of H2B2 Common Stock that would be issuable upon the exercise in full of all H2B2 Options (whether vested or unvested) that are outstanding immediately prior to the Effective Time.
“Agreement End Date” are to March 31, 2024.
“Americas” are to North and South America.
“Ancillary Agreements” are to the Sponsor Support Agreement, the Company Support Agreement, the Registration Rights Agreement and the Lock-Up Agreement.
“Antitrust Division” are to the Antitrust Division of the Department of Justice of the United States.
“APAC” are to Asia-Pacific.
“Apenet Agreement” are to that certain agreement, dated as of May 30, 2023, by and among Mr. Felipe Benjumea Llorente, Ms. Blanca de Porres Guardiola (his wife) and Apenet, S.L.U., as specified under the section titled “Certain Relationships and Related Party Transactions—H2B2—Ardachon Share Acquisition.”
“ARCHES” are to the Alliance for Renewable Clean Hydrogen Energy Systems.
“Ardachon” are to Ardachon, S.L.U, a stockholder of H2B2.
“Ardachon Option Shares” are to 73,334 additional shares of H2B2 Common Stock that H2B2 has the option to purchase in connection with the Ardachon Share Acquisition, as specified under the section titled “Unaudited Pro Forma Combined Financial Information—Ardachon.”
“Ardachon Proceedings” are to proceedings related to or arising from any effective or potential liquidation, administration or other insolvency proceedings related to Ardachon (and, specifically, but not limited to, the insolvency proceedings initiated by the Madrid Mercantile Tribunal number 5—Juzgado Mercantil de Madrid Número 5—by resolution (auto), dated May 21, 2020, and published in the Spanish State Official Bulletin (Boletín Oficial del Estado), as of June 9, 2020, with number 162 and reference BOE-B-2020-15872) including any public or private auctions related to the assets of Ardachon.
“Ardachon Share Acquisition” are to the acquisition of H2B2 Common Stock by H2B2 in connection with the Ardachon Proceedings, as specified under the section titled “Certain Relationships and Related Party Transactions—H2B2—Ardachon Share Acquisition.”
“ASC” are to Accounting Standards Codification.
“AWE” are to alkaline water electrolysis.
“Barclays” are to Barclays Capital Inc.
“BCW” are to BCW Securities LLC, a Delaware limited liability company and an affiliate of RMG III.
“BCW Engagement Letter” are to that certain engagement letter, dated as of January 24, 2023, as amended on March 2, 2023, by and between BCW and H2B2.

“BoP” are to balance of plant.
“BofA” are to BofA Securities, Inc.
“BloombergNEF Outlook” are to BloombergNEF Global Electrolyzer Outlook 2023 published in October 2022.
“Business Combination” are to the Domestication together with the Merger and other transactions contemplated by the Merger Agreement.
“Business Combination Proposal” are to the proposal by the RMG III Board to RMG III shareholders to approve the Business Combination and the Merger Agreement, as specified under the section titled “Proposal No. 1—The Business Combination Proposal.”
“CAGR” are to compound annual growth rate.
“CapEx” are to capital expenditures.
“Capital Raise Amount” are to the aggregate amount of capital actually raised by H2B2, any of its subsidiaries, or any special purpose vehicle or other entity in which H2B2 holds, directly or indirectly any equity interest, at or prior to the Closing through any Capital Raise Transaction, but excluding, for the avoidance of doubt, (a) any capital actually raised by H2B2 or any of its subsidiaries utilized or to be utilized for the Ardachon Share Acquisition and (b) any cash available in the Trust Account (after deducting any amounts required to satisfy the RMG III Share Redemption Amount).
“Capital Raise Investor” are to any person that has entered into a legal, valid and binding commitment to acquire or subscribe securities of H2B2, any of its subsidiaries, or any special purpose vehicle or other entity in which the Company holds, directly or indirectly any equity interest, in each case in any Capital Raise Transaction.
“Capital Raise Transaction” are to any sale or other issuance of Equity Interests or any debt instruments exercisable for or convertible into H2B2 Common Stock or other Equity Interests of H2B2, any of its subsidiaries, or any special purpose vehicle or other entity in which H2B2 holds, directly or indirectly any Equity Interest (including, without limitation, any shares of capital stock, securities convertible into or exchangeable for shares of capital stock, or warrants, options or other rights for the purchase or acquisition of such shares, and other ownership or profit interests, whether voting or non-voting, and convertible notes or similar convertible or exercisable debt instruments), for cash occurring at any time, whether in a single transaction or a series of transactions, during the period commencing on or after the date of the Merger Agreement and ending at or prior to the Closing.
“Cayman Islands Companies Act” are to the Cayman Islands Companies Act as amended.
“CBAM” are to the Carbon Border Adjustment Mechanism.
“CEC” are to the California Energy Commission.
“CFIUS” are to the Committee on Foreign Investment in the United States.
“Closing” are to the closing of the Business Combination.
“Closing Date” are to the date of the Closing.
“Closing Date Purchase Price” are to $400,000,000.
“COD” are to the commercial operations date.
“Code” are to the Internal Revenue Code of 1986, as amended.
“Cohen” are to J.V.B. Financial Group, LLC, acting through Cohen & Company Capital Markets.
“Company Support Agreement” are to that certain Company Stockholder Support Agreement, dated as of May 9, 2023, by and among RMG III, H2B2 and certain H2B2 Stockholders, as amended or modified from time to time, attached to this proxy statement as Annex C.

“Completion Window” are to the period until February 9, 2024, or such later date as the RMG III shareholders may approve at a duly called extraordinary general meeting, in accordance with RMG III Governing Documents.
“Condition Precedent Approvals” are to approval at the Special Meeting of the Condition Precedent Proposals.
“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal.
“Continental” are to Continental Stock Transfer & Trust Company.
“COVID-19” are to SARS-CoV-2 or COVID-19, and any evolutions or mutations of such virus or related or associated epidemics, pandemics or disease outbreaks.
“CO2” are to carbon dioxide.
“CSIC” are to Consejo Superior de Investigaciones Científicas (Spanish National Research Council).
“Derivative Rights” are to, with respect to any Equity Interests of any person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, contracts, agreements, arrangements or undertakings of any kind to which such person is a party or is bound obligating such person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security (including debt securities) convertible or exercisable for or exchangeable into any capital stock or other equity interest in, such person.
“Director Election Proposal” are to the proposal by the RMG III Board to RMG III shareholders to approve the election of directors, as specified under the section titled “Proposal No. 4—The Director Election Proposal.”
“Dissenting Shares” are to shares of H2B2 Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption and approval of the Merger Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL, until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares.
“DGCL” are to the General Corporation Law of the State of Delaware.
“DOE” are to the United States Department of Energy.
“Domestication” are to the deregistration of RMG III as an exempted company incorporated in the Cayman Islands by way of continuation to the State of Delaware and domestication as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act.
“Domestication Proposal” are to the proposal by the RMG III Board to RMG III shareholders to approve the Domestication, as specified under the section titled “Proposal No. 2—The Domestication Proposal.”
“Domesticated RMG III” are to RMG III after the Domestication.
“Domesticated RMG III Class A Stock” are to shares of Class A common stock, par value $0.0001 per share, of Domesticated RMG III.
“Domesticated RMG III Class B Stock” are to shares of Class B common stock, par value $0.0001 per share, of Domesticated RMG III.
“Domesticated RMG III Private Placement Warrants” are to, after the Domestication, a warrant to purchase one (1) share of Domesticated RMG III Class A Stock at an exercise price of $11.50.
“Domesticated RMG III Public Warrants” are to, after the Domestication, a warrant to purchase one (1) share of Domesticated RMG III Class A Stock at an exercise price of $11.50.

“Domesticated RMG III Stock” are to the shares of Domesticated RMG III Class A Stock and the shares of Domesticated RMG III Class B Stock, collectively.
“Domesticated RMG III Warrant” are to the Domesticated RMG III Public Warrants and the Domesticated RMG III Private Placement Warrants.
“DTC” are to the Depository Trust Company.
“DWAC system” are to Deposit and Withdrawal at Custodian.
“Effective Time” are to the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by RMG III and H2B2 in writing and specified in the Merger Certificate.
“EFTA” are to European Free Trade Association.
“EMEA” are to Europe, the Middle East, and Africa.
“Equity Incentive Plan Proposal” are to the proposal by the RMG III Board to RMG III shareholders to approve the Incentive Plan, as specified under the section titled “Proposal No. 6—The Equity Incentive Plan Proposal.”
“Equity Interests” are to, with respect to any person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a person the right to receive a share of the profits and losses, or distributions of assets, of the issuing person), and all Derivative Rights with respect to any of the foregoing.
“EPC” are to engineering, procurement and construction.
“ESG” are to Environmental, Social and Governance.
“EU” are to the European Union.
“Exchange Act” are to the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” are to the quotient obtained by dividing (a) the number of shares of Surviving Corporation Common Stock constituting the Aggregate Closing Date Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Stock.
“Existing Articles” are to the Third Amended and Restated Articles of Association of RMG III, dated August 4, 2023.
“Existing Memorandum” are to the Third Amended and Restated Memorandum of Association of RMG III, dated August 4, 2023.
“Expiration Time” are to the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated as specified in the Company Support Agreement and the Sponsor Support Agreement.
“First Extension” are to the extension of the date by which RMG III must consummate its initial business combination from February 9, 2023 to (i) May 9, 2023 or (ii) August 9, 2023, in the event RMG III has signed a definitive agreement with respect to a business combination and has elected to extend the amount of time to complete a business combination for up to three times for an additional one month each time, as approved by RMG III shareholders on January 11, 2023.
“First Extension Amendment” are to the amendment to RMG III’s then-current amended and restated memorandum and articles of association, approved by RMG III shareholders on January 11, 2023 to extend the date by which RMG III must consummate its initial business combination from February 9, 2023 to (i) May 9, 2023 or (ii) August 9, 2023, in the event RMG III has signed a definitive agreement with respect to a business combination and has elected to extend the amount of time to complete a business combination for up to three times for an additional one month each time.
“FID” are to the final investment decision.

“FINRA” are to the Financial Industry Regulatory Authority.
“FTC” are to the Federal Trade Commission of the United States.
“Founder Consideration Shares” are to a number of shares of RMG III Common Stock owned by the Sponsor or any of its Affiliates equal to six percent (6%) of (a) (i) in the event there is a PIPE Transaction, the aggregate number of shares of Surviving Corporation Common Stock issued and outstanding on a fully diluted basis immediately following the Effective Time (inclusive of the Founder Consideration Shares) after giving effect to the maximum potential dilution as a result of any Capital Raise Transaction or (ii) in the event there is no PIPE Transaction, the Aggregate Closing Date Merger Consideration, in each case minus (b) the Warrant Exchange Shares issued in connection with the Warrant Exchange.
“Founder Shares” are to the RMG III Class B Ordinary Shares purchased by the Sponsor in a private placement prior to the Initial Public Offering, and the RMG III Class A Ordinary Shares that will be issued upon the conversion thereof.
“GAAP” are to accounting principles generally accepted in the United States of America.
“GHG” are to greenhouse gas.
“GreenH” are to GreenH Private Limited.
“H2B2” are to H2B2 Electrolysis Technologies, Inc, a Delaware corporation.
“H2B2 Board” are to the board of directors of H2B2.
“H2B2 Common Stock” are to shares of H2B2 Common Stock, par value $0.0001 per share.
“H2B2 Fundamental Representations” are to the representations and warranties made by H2B2 pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Spanish Subsidiaries) Section 4.5 of the Merger Agreement (Due Authorization), Section 4.9 of the Merger Agreement (Capitalization of the Company), Section 4.10 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.20 of the Merger Agreement (Brokers’ Fees).
“H2B2 Material Adverse Effect” are to any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of H2B2 and its subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of H2B2 to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “H2B2 Material Adverse Effect”: (i) any change in applicable law, treaty, convention, ordinance, rule, regulation, ruling, order, governmental order, circular or action, in each case, of any governmental authority or GAAP or any interpretation thereof following the date of the Merger Agreement; (ii) any change in interest rates or economic, political, business or financial market conditions generally; (iii) the taking of any action required by the Merger Agreement or any Ancillary Agreement; (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (vi) any failure of H2B2 to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of H2B2 Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a H2B2 Material Adverse Effect); (vii) any Events generally applicable to the industries or markets in which H2B2 and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers); (viii) the announcement of the Merger Agreement and the Ancillary Agreements and consummation of the transactions contemplated hereby and thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners, employees, workers or officers of H2B2 and its subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.6 of the Merger Agreement and the corresponding condition to Closing); (ix) any matter set forth on H2B2’s disclosure letter, (x) any Events to the extent actually known by certain individuals set forth on RMG III’s
x

disclosure letter prior to the date of the Merger Agreement; or (xi) any action taken by, or at the request of, RMG III or taken or not taken by H2B2 as required by the Merger Agreement or any Ancillary Agreement; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a H2B2 Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of H2B2 and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which H2B2 and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on H2B2 and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which H2B2 and its subsidiaries conduct their respective operations.
“H2B2 Option” are to an option to purchase shares of H2B2 Common Stock.
“H2B2 Optionholders” are to the holders of H2B2 Options immediately prior to the Effective Time.
“H2B2 Securityholders” are to H2B2 Optionholders and H2B2 Stockholders, collectively.
“H2B2 Stockholders” are to the stockholders of H2B2 immediately prior to the Effective Time.
“H2B2 Stockholder Approval” are to the adoption and approval of the Merger Agreement and the transactions contemplated thereby (including the Merger) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding H2B2 Common Stock pursuant to resolutions adopted by the Requisite Company Stockholders at a duly called special meeting of the H2B2 Stockholders in accordance with the terms and subject to the conditions of H2B2’s governing documents, the stockholders agreement between H2B2 Stockholders and applicable law.
“H2V2” are to H2V2 de Mexico SA.
“HRS” are to hydrogen refueling stations.
“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Incentive Plan” are to the H2B2 Electrolysis Technologies, Inc. 2023 Incentive Award Plan, in the form attached hereto as Annex I.
“Initial Public Offering” are to RMG III’s initial public offering that was consummated on February 9, 2021.
“Initial Shareholders” are to the holders of the Founder Shares.
“Interim Period” are to the date of the Merger Agreement through the earlier of the Closing or valid termination of the Merger Agreement.
“Investment Company Act” are to the Investment Company Act of 1940, as amended.
“IPCEI” are to Important Projects of Common European Interest.
“IPO Registration Statement” are to the Registration Statement on Form S-1 (333-251889) filed by RMG III in connection with its Initial Public Offering, which was declared effective on February 4, 2021.
“IPO Underwriters” are to BofA and Barclays.
“IRA” are to the Inflation Reduction Act of 2022.
“IREC” are to Catalonia Energy Research Institute.
“IRS” are to the U.S. Internal Revenue Service.
“January 2022 Note” are to that certain unsecured, non-interest bearing promissory note issued by RMG III to RMG Acquisition Management, dated January 19, 2022, pursuant to which RMG Acquisition Management agreed to lend to RMG III up to an aggregate of $500,000.
“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012.

“July 2022 Note” are to that certain unsecured, non-interest bearing promissory note issued by RMG III to RMG Acquisition Management, dated July 27, 2022, pursuant to which RMG Acquisition Management agreed to lend to RMG III up to an aggregate of $475,000.
“kg/MW” are to kilogram per megawatt.
“kt” are to kilotons.
“KOH” are to potassium hydroxide.
“kWe” are to Kilowatt-electric.
“Lock-Up Agreement” are to Lock-Up Agreements substantially in the form attached to this proxy statement/prospectus as Annex E.
“Lock-Up Shares” are to the certain Lock-Up shares, as specified under the section titled “Other Agreements—Lock-Up Agreement.”
“Loan Agreement” are to that certain Loan Agreement, dated as of May 30, 2023, by and between H2B2 (as borrower) and Apenet, S.L.U. (as lender), as specified under the section titled “Certain Relationships and Related Party Transactions—H2B2—Ardachon Share Acquisition.”
“LTSA” are to the Long-Term Service Agreement.
“Merger Agreement” are to the Agreement and Plan of Merger, dated as of May 9, 2023 and amended as of December 15, 2023, by and between RMG III and H2B2 attached to this proxy statement/prospectus as Annex A.
“Merger Agreement Amendment” are to Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 15, 2023, by and between RMG III and H2B2 attached to this proxy statement/prospectus as Annex A-1.
“Merger” are to the merger by which H2B2 will merge with and into RMG III, the separate corporate existence of H2B2 will cease and RMG III will be the Surviving Corporation.
“Merger Certificate” are to a certificate of merger with respect to the Merger.
“Minimum Investment Amount” are to $30,000,000, which, for the avoidance of doubt, shall exclude any capital raised by H2B2 or any of its subsidiaries at or prior to the Closing through any Capital Raise Transaction in connection with the Ardachon Share Acquisition.
“Mt” are to million tons.
“MW” are to megawatts.
“Nasdaq” are to the Nasdaq Capital Market.
“Natixis” are to Natixis Partners Iberia, S.A., the co-placement agent to H2B2 in connection with the Capital Raise Transaction.
“OEM” are to original equipment manufacturer.
“O&M” are to operations and maintenance.
“Organizational Documents Proposals” are to the proposals by the RMG III Board to RMG III shareholders to approve the Proposed Organizational Documents, as specified under the section titled “Proposal No. 3—The Organizational Documents Proposals.”
“PCAOB” are to Public Company Accounting Oversight Board.
“PEM” are to Proton Exchange Membrane.
“Person” are to an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.
“PFIC” are to passive foreign investment company.
“PG” are to Production Guarantees.

“PIK” are to paid-in-kind.
“PIPE Transaction” are to a transaction pursuant to which RMG III enters into subscription, purchase or similar agreements with investors, pursuant to which such investors will agree to purchase Equity Interests of RMG III with such purchase to be consummated prior to or concurrently with the Closing.
“Private Placement” are to the private placement of 8,216,330 warrants consummated by RMG III simultaneously with the closing of the Initial Public Offering.
“Pro Forma” are to giving pro forma effect to the Business Combination and the other related events contemplated by the Merger Agreement.
“Proposed Bylaws” are to the proposed bylaws of the Surviving Corporation from the Effective Time attached to this proxy statement/prospectus as Annex H.
“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of the Surviving Corporation from the Effective Time attached to this proxy statement/prospectus as Annex G.
“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws, collectively.
“PPAs” are to purchase price agreements.
“PP&E” are to property, plant and equipment.
“PTC” are to production tax credit.
“Public Shareholders” are to holders of Public Shares, whether acquired in the Initial Public Offering or acquired in the secondary market.
“Public Shares” are to the RMG III Class A Ordinary Shares (including those that underlie the RMG III Units) that were offered and sold by RMG III in its Initial Public Offering and registered pursuant to the IPO Registration Statement or the shares of Surviving Corporation Common Stock issued pursuant to the Merger Agreement in exchange thereof at the time of the Closing, as the context requires.
“RED III” are to Renewable Energy Directive II.
“Redemption” are to each redemption of Public Shares for cash pursuant to the RMG III Governing Documents and the Proposed Organizational Documents.
“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among the Surviving Corporation, the Sponsor, and certain H2B2 Stockholders substantially in the form attached to this proxy statement/prospectus as Annex D.
“RFNBOs” are to renewable liquid and gaseous fuels of nonbiological origins.
“RFQ” are to request for quotes.
“Requisite Company Stockholders” are to holders of H2B2 Common Stock representing the majority of the outstanding H2B2 Common Stock.
“RMG III” are to RMG Acquisition Corp. III, a Cayman Islands exempted company.
“RMG III Board” are to the board of directors of RMG III.
“RMG III Class A Ordinary Shares” are to RMG III’s Class A ordinary shares, par value $0.0001 per share (prior to the Domestication).
“RMG III Class B Ordinary Shares” are to RMG III’s Class B ordinary shares, par value $0.0001 per share (prior to the Domestication).
“RMG III Governing Documents” are to RMG III’s Amended and Restated Memorandum and Articles of Association, as amended from time to time, attached to this proxy statement/prospectus as Annex F.
“RMG III Ordinary Shares” are to the RMG III Class A Ordinary Shares and the RMG III Class B Ordinary Shares, collectively.

“RMG III Private Placement Warrants” are, prior to the Domestication, a warrant to purchase one (1) RMG III Class A Ordinary Share at an exercise price of $11.50, issued to the Sponsor in a private placement simultaneously with the closing of the Initial Public Offering, and, following the Domestication, a warrant to purchase one (1) share of Domesticated RMG III Class A Stock, such warrant having been exchanged for a warrant issued to the Sponsor in connection with the Initial Public Offering.
“RMG III Public Warrants” are to, prior to the Domestication, a warrant to purchase one (1) RMG III Class A Ordinary Share at an exercise price of $11.50 that was included in the RMG III Units sold as part of the Initial Public Offering.
“RMG III Record Date” are to     , 2024.
“RMG III Share Redemption” are to the election of an eligible holder of RMG II Class A Ordinary Shares to redeem all or a portion of the shares of RMG III Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit of the Trust Account.
“RMG III Share Redemption Amount” are to the aggregate amount payable with respect to all RMG III Share Redemptions.
“RMG III Shareholder Approval” are to the approval of (a) the Domestication Proposal and the Organizational Documents Proposals, in each case, by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting; (b) the Business Combination Proposal, the Stock Issuance Proposal and the Adjournment Proposal, in each case, by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting; (c) the Director Election Proposal, by an ordinary resolution of the holders of the RMG III Class B Ordinary Shares, being the affirmative vote of the holders of a majority of the RMG III Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting; and (d) any other proposals to be proposed to the RMG III shareholders, in each case, by the requisite approval required under the RMG III Governing Documents, the Cayman Islands Companies Act or other applicable law.
“RMG III shareholders” are to the holders of RMG III Ordinary Shares.
“RMG III Units” are to the units of RMG III, each unit comprised of one RMG III Class A Ordinary Share and one-fifth of one Public Warrant.
“RMG III warrant holder” are to a holder of the RMG III Warrants.
“RMG III Warrants” are to the RMG III Public Warrants and the RMG III Private Placement Warrants.
“RMG Acquisition Management” are to RMG Acquisition Management, LLC, a Delaware limited liability company and an affiliate of the Sponsor.
“ROU” are to right of use.
“Rule 144” are to Rule 144 under the Securities Act of 1933 as amended.
“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended.
“SEC” are to the United States Securities and Exchange Commission.
“SEC Statement” are to the statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” dated April 12, 2021, by the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies.
“Second Extension” are to the extension of the date by which RMG III must consummate its initial business combination from the dates contemplated in the First Extension to February 9, 2024, as approved by RMG III shareholders on August 4, 2023.
“Second Extension Amendment” are to the amendment to RMG III’s then-current amended and restated memorandum and articles of association, approved by RMG III shareholders on August 4, 2023 to extend the date by which RMG III must consummate its initial business combination to February 9, 2024.

“Securities Act” are to the Securities Act of 1933, as amended.
“SG&A” are to selling, general and administrative.
“SOEC” are to Solid Oxide Exchange Cell.
“Special Meeting” are to the extraordinary general meeting of RMG III shareholders to be held at     , on     , 2024.
“Special Meetings” are to the Special Meeting and the Warrant Holders Meeting.
“Sponsor” are to RMG Sponsor III, LLC, a Delaware limited liability company.
“Sponsor Support Agreement” are to that certain Support Agreement, dated as of May 9, 2023, by and among the Sponsor, RMG III and H2B2, as amended or modified from time to time, attached to this proxy statement/prospectus as Annex B.
“Stock Issuance Proposal” are to the proposal by the RMG III Board to RMG III shareholders to approve the issuance or potential issuance of Surviving Corporation Stock pursuant to the Merger Agreement, as specified under the section titled “Proposal No. 5—The Stock Issuance Proposal.”
“Surviving Corporation” are to RMG III following the Domestication and Merger, including after such change of name to H2B2 Electrolysis Technologies, Inc.
“Surviving Corporation Board” are to the board of directors of the Surviving Corporation.
“Surviving Corporation Common Stock” are to shares of Surviving Corporation common stock, par value $0.0001 per share.
“Surviving Corporation Options” are to options to purchase shares of Surviving Corporation Common Stock.
“Surviving Corporation Preferred Stock” are to shares of preferred stock, par value $0.0001 per share, of the Surviving Corporation.
“Trust Account” are to the trust account established at the consummation of the Initial Public Offering, held at Citibank, N.A. and maintained by Continental, acting as trustee.
“Trust Agreement” are to the Investment Management Trust Agreement, dated February 4, 2021, by and between RMG III and Continental, as trustee.
“UCLM” are to the University of Castilla–La Mancha.
“Underwriting Agreement” are to the Underwriting Agreement, dated as of February 4, 2021, by and between RMG III and the IPO Underwriters.
“Warrant Agreement” are to the Warrant Agreement, dated as of February 4, 2021, by and between RMG III and Continental.
“Warrant Amendment” are to the amendment to the Warrant Agreement which shall, following the execution of such amendment, cause, in connection with Closing, each of the then outstanding (x) Public Warrants and (y) Private Placement Warrants to be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.
“Warrant Amendment Proposal” are to the proposal by the RMG III Board to RMG III warrant holders to approve the Warrant Amendment.
“Warrant Exchange” are to the transaction pursuant to the Warrant Amendment, whereby, in connection with Closing each of the then outstanding (x) Public Warrants and (y) Private Placement Warrants to be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.
“Warrant Exchange Shares” are to the shares of Surviving Corporation Common Stock issued in connection with the Warrant Exchange.
“Warrant Holders Adjournment Proposal” are to the proposal by the RMG III Board to RMG III warrant holders to approve the adjournment of the Warrant Holders Meeting, as specified under the section titled “Warrant Holder Proposal No—2—The Warrant Amendment Proposal.”

“Warrant Holders Meeting” are to the extraordinary general meeting of RMG III warrant holders to be held at     , on     , 2024.
“Warrant Holder Proposals” are to the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal, collectively.
“Working Capital Loans” are to the funds that may be loaned to RMG III by the Sponsor, members of RMG III’s founding team or any of their affiliates in order to finance transaction costs in connection with a Business Combination.
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to RMG III Class A Ordinary Shares, shares of Surviving Corporation Common Stock or the RMG III Warrants include such securities underlying the RMG III Units.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This document contains references to trademarks, trade names, copyrights, products and service marks belonging to H2B2 and other entities. Solely for convenience, trademarks, trade names, copyrights, products and service marks referred to in this proxy statement/prospectus may appear without the ®, TM and SM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names, copyrights, products and service marks. RMG III does not intend its use or display of other companies’ trademarks, trade names, copyrights, products and service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

QUESTIONS AND ANSWERS
The following questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Proposals to be presented at the Special Meeting and the Warrant Holders Meeting, including with respect to the Business Combination. The following questions and answers may not include all the information that is important to RMG III shareholders and RMG III warrant holders. RMG III shareholders and RMG III warrant holders are urged to read carefully this proxy statement/prospectus in its entirety, including the annexes attached hereto and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Special Meetings.
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
Q:	WHAT IS THE BUSINESS COMBINATION?
A:
RMG III and H2B2 have entered into the Merger Agreement, pursuant to which (i) RMG III will deregister as an exempted company incorporated in the Cayman Islands and domesticate as a Delaware corporation, and (ii) H2B2 will merge with and into RMG III, with RMG III surviving the Merger. In connection with the Closing, the Surviving Corporation will be renamed “H2B2 Electrolysis Technologies, Inc.” RMG III will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement, and you are receiving this proxy statement/prospectus in connection with such meeting. See the section entitled “The Merger Agreement” for more information. In addition, a copy of the Merger Agreement and the Merger Agreement Amendment are attached to this proxy statement/prospectus as Annex A and Annex A-1, respectively. We urge you to carefully read this proxy statement/prospectus, including the annexes and the other documents referred to herein, in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:
RMG III is sending this proxy statement/prospectus to its RMG III shareholders and RMG III warrant holders to help them decide how to vote their RMG III Class A Ordinary Shares and/or RMG III Warrants with respect to the matters to be considered at the Special Meetings. The Business Combination cannot be completed unless RMG III shareholders approve the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal, and the RMG III warrant holders also approve the Warrant Amendment Proposal set forth in this proxy statement/prospectus for their respective approvals. Information about the Special Meetings, the Business Combination and the other business to be considered by RMG III shareholders and RMG III warrant holders at the Special Meetings is contained in this proxy statement/prospectus. This document constitutes a proxy statement/prospectus of RMG III. It is a proxy statement/prospectus because the RMG III Board is soliciting proxies using this proxy statement/prospectus from RMG III shareholders and RMG III warrant holders.

Q:	WHAT WILL H2B2 STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?
A:
As part of the Business Combination, the H2B2 Stockholders will receive a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (i) the Closing Date Purchase Price by (ii) $10.00, the Aggregate Closing Date Merger Consideration, as discussed in more detail in this proxy statement/prospectus. See the section entitled “The Merger Agreement—Merger Consideration; Conversion of Shares” for more information.

Q:	WHAT WILL HAPPEN TO RMG III SECURITIES UPON THE CONSUMMATION OF THE BUSINESS COMBINATION?
A:
RMG III Units, RMG III Class A Ordinary Shares and RMG III Public Warrants are currently listed on Nasdaq under the symbols “RMGCU,” “RMGC” and “RMGCW,” respectively. At the time of Domestication, (i) each of the then issued and outstanding RMG III Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of Domesticated RMG III Class A Stock, (ii) each of the then issued and outstanding RMG III Class B Ordinary Shares will convert automatically, on a one-for-one basis, into a share of Domesticated RMG III Class B Stock, (iii) each of the then outstanding RMG III

Warrants will convert automatically into a Domesticated RMG III Warrant, and (iv) each then issued and outstanding RMG III Unit will be canceled and will entitle the holder thereof to one share of Domesticated RMG III Class A Stock and one-fifth of one Domesticated RMG III Warrant. At the Effective Time, (i) each of the then issued and outstanding shares of Domesticated RMG III Class A Stock, will convert automatically, on a one-for-one basis, into a share of Surviving Corporation Common Stock, (ii) a number of shares of RMG III Common Stock owned by the Sponsor equal to the number of Founder Consideration Shares will convert into shares of Surviving Corporation Common Stock and the remaining shares of RMG III Common Stock owned by the Sponsor and issued and outstanding will be canceled as part of the Merger and no consideration will be paid in respect thereof and (iii) in the event the Warrant Amendment Proposal is approved, prior to the Effective Time, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.
Upon consummation of the Domestication, RMG III will change its name to “H2B2 Electrolysis Technologies, Inc.” and shares of Surviving Corporation Common Stock will be listed on Nasdaq under the symbol “HHBB.” The Surviving Corporation Common Stock will be the only outstanding class of common stock upon and following the consummation of the Business Combination. The RMG III Units will not be traded on Nasdaq following consummation of the Business Combination and such units will be canceled and will entitle the holder to one share of Domesticated RMG III Class A Stock and one-fifth of one Domesticated RMG III Public Warrant. RMG III shareholders who do not elect to have their RMG III Class A Ordinary Shares redeemed need not deliver or tender their RMG III Class A Ordinary Shares (and share certificates (if any) and other redemption forms) to RMG III or to Continental and such securities will remain outstanding.
Q:	WHAT WILL HAPPEN TO H2B2 SECURITIES PRIOR TO OR UPON THE CONSUMMATION OF THE BUSINESS COMBINATION?
A:
At the Effective Time, all shares of H2B2 Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares subject to H2B2 Options, (ii) any shares of H2B2 Common Stock held in the treasury of H2B2, which treasury shares shall be canceled as part of the Merger and shall not constitute capital stock of H2B2 and (iii) the Dissenting Shares will be canceled and converted into the right to receive a portion of the Aggregate Closing Date Merger Consideration.

At the Effective Time, each H2B2 Option will convert into an option to purchase shares of Surviving Corporation Common Stock upon substantially the same terms and conditions as are in effect with respect to the corresponding H2B2 Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, with adjustments based on the Exchange Ratio.
Q:	WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?
A:
It is currently anticipated that the Business Combination will be consummated promptly following the Special Meetings, which is set for     , 2024; however, each meeting could be adjourned, as described herein. Neither RMG III nor H2B2 can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both parties could result in the Business Combination being completed at a different time or not at all. RMG III must first obtain the approval of RMG III shareholders and RMG III warrant holders for certain of the Proposals and the Warrant Amendment Proposal as set forth in this proxy statement/prospectus and RMG III and H2B2 must also satisfy other closing conditions. See the section entitled “The Merger Agreement—Conditions to Closing of the Business Combination” for more information.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?
A:
If the Business Combination is not completed, RMG III will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If RMG III is not able to complete the Business Combination with H2B2 by the Completion Window and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the RMG III Governing Documents, RMG III will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less taxes payable, expenses relating to the administration of the trust account, limited withdrawals to fund RMG III’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as RMG III shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining RMG III shareholders and the RMG III Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Q:	HOW WILL RMG III BE MANAGED AND GOVERNED FOLLOWING THE BUSINESS COMBINATION?
A:
In connection with the Closing, RMG III will be renamed “H2B2 Electrolysis Technologies, Inc.” Following the Closing, the Surviving Corporation will be managed by the Surviving Corporation Board, which is expected to consist of nine (9) directors (with a majority of the directors expected to be independent under applicable Nasdaq listing rules), and its executive officers are expected to be the current management team of H2B2. See the section entitled “Management of the Surviving Corporation Following the Business Combination” for more information.

Q:	WHAT WILL BE THE RELATIVE EQUITY STAKES OF PUBLIC SHAREHOLDERS, THE SPONSOR, THE RMG III INVESTORS AND H2B2 STOCKHOLDERS IN THE SURVIVING CORPORATION UPON CONSUMMATION OF THE BUSINESS COMBINATION?
A:	Upon consummation of the Business Combination, the undiluted post-Closing share ownership of Surviving Corporation is expected to be as follows:
	Undiluted Share Ownership in the Surviving Corporation(1)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
H2B2 Stockholders(2)	40,000,000	91.57%	40,000,000	91.93%	40,000,000	92.28%	40,000,000	92.65%	40,000,000	93.01%
Public Shareholders(3)	635,778	1.46%	476,834	1.10%	317,889	0.73%	158,945	0.37%	—	—
Sponsor(4)	1,508,368	3.45%	1,498,223	3.44%	1,488,077	3.43%	1,477,932	3.42%	1,467,786	3.41%
Other Stockholders(5)	197,500	0.45%	197,500	0.45%	197,500	0.46%	197,500	0.46%	197,500	0.46%
RMG III Warrants
Holders of RMG III Private Placement Warrants(6)	616,225	1.41%	616,225	1.42%	616,225	1.42%	616,225	1.43%	616,225	1.43%
Holders of RMG III Public Warrants(7)	724,500	1.66%	724,500	1.66%	724,500	1.68%	724,500	1.67%	724,500	1.69%
Total Shares Outstanding	43,682,371	100.0%	43,513,281	100.0%	43,344,191	100.0%	43,175,101	100.0%	43,006,011	100.0%
Total Pro Forma Book Value	54,238,482		52,569,565		50,900,648		49,231,730		47,583,287
Pro Forma Book Value per Share Outstanding	1.24		1.21		1.17		1.14		1.11
(1)
Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants, and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)	Assumes that the Closing Date Purchase Price is $400,000,000.
(3)
Excludes 724,500 shares of Surviving Corporation Common Stock issuable in respect of any RMG III Public Warrants that may be held by Public Shareholders pursuant the proposed terms of the Warrant Amendment, subject to change.

(4)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million. Excludes 616,225 shares of Surviving Corporation Common Stock issuable in respect of the 8,216,330 RMG III Private Placement Warrants owned by the Sponsor pursuant the proposed terms of the Warrant Amendment, subject to change.

(5)
Such shares of Surviving Corporation Common Stock issuable to Cohen for services provided in connection with the First Extension and the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15%, as described elsewhere in this proxy statement/prospectus.

(6)	Such shares of Surviving Corporation Common Stock issuable in respect of 8,216,330 RMG III Private Placement Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(7)	Such shares of Surviving Corporation Common Stock issuable in respect of 9,660,000 RMG III Public Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
The following table further illustrates the impact on relative fully diluted ownership levels of Surviving Corporation for each source of dilution, namely the issuance of Surviving Corporation Common Stock under the Incentive Plan.
	Fully Diluted Share Ownership in the Surviving Corporation(1)(2)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
H2B2 Stockholders(3)	40,000,000	91.57%	40,000,000	91.93%	40,000,000	92.28%	40,000,000	92.65%	40,000,000	93.01%
Public Shareholders(4)	635,778	1.46%	476,834	1.10%	317,889	0.73%	158,945	0.37%	—	—
Sponsor(5)	1,508,368	3.45%	1,498,223	3.44%	1,488,077	3.43%	1,477,932	3.42%	1,467,786	3.41%
Other Stockholders(6)	197,500	0.45%	197,500	0.45%	197,500	0.46%	197,500	0.46%	197,500	0.46%
RMG III Warrants
Holders of RMG III Private Placement Warrants(7)	616,225	1.41%	616,225	1.42%	616,225	1.42%	616,225	1.43%	616,225	1.43%
Holders of RMG III Public Warrants(8)	724,500	1.66%	724,500	1.66%	724,500	1.68%	724,500	1.67%	724,500	1.69%
Equity Incentive Plan
Incentive Plan(9)
Total Shares Outstanding	43,682,371	100.0%	43,513,281	100.0%	43,344,191	100.0%	43,175,101	100.0%	43,006,011	100.0%
Total Pro Forma Book Value	54,238,482	—	52,569,565	—	50,900,648	—	49,231,730	—	47,583,287	—
Pro Forma Book Value per Share Outstanding	1.24	—	1.21	—	1.17	—	1.14	—	1.11
(1)
Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants, and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)
This presentation includes shares that may be issued but are not presently outstanding and, as such, differ from the share counts shown or assumed in the sections entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information,” which sections are limited to shares that are presently issued and outstanding

(3)	Assumes that the Closing Date Purchase Price is $400,000,000.
(4)
Excludes 724,500 shares of Surviving Corporation Common Stock issuable in respect of any RMG III Public Warrants that may be held by Public Shareholders pursuant the proposed terms of the Warrant Amendment, subject to change.

(5)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million. Excludes 616,225 shares of Surviving Corporation Common Stock issuable in respect of the 8,216,330 RMG III Private Placement Warrants owned by the Sponsor pursuant the proposed terms of the Warrant Amendment, subject to change.

(6)
Such shares of Surviving Corporation Common Stock issuable to Cohen for services provided in connection with the First Extension and the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15%, as described elsewhere in this proxy statement/prospectus.

(7)	Such shares of Surviving Corporation Common Stock issuable in respect of 8,216,330 RMG III Private Placement Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(8)	Such shares of Surviving Corporation Common Stock issuable in respect of 9,660,000 RMG III Public Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(9)	Such shares of Surviving Corporation Common Stock expected to be reserved under the Incentive Plan (assuming the Equity Incentive Plan Proposal is approved).

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION?
A:
Any RMG III Class A Ordinary Shares that are redeemed pursuant to the redemption rights described herein will be canceled prior to the Domestication, and will not be exchanged for shares of Domesticated RMG III Class A Stock pursuant to the Domestication. Accordingly, RMG III shareholders that exercise their redemption rights with respect to their RMG III Class A Ordinary Shares are not expected to be subject to the U.S. federal income tax consequences of the Domestication described below with respect to such redeemed shares.

As discussed more fully under “U.S. Federal Income Tax Considerations,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:
•
A U.S. Holder whose RMG III Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication will not be required to include any part of RMG III’s earnings in income and will not, subject to the application of the PFIC rules described below, recognize any gain or loss;

•
A U.S. Holder whose RMG III Class A Ordinary Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of RMG III stock entitled to vote and less than 10% of the total value of all classes of RMG III stock, will generally recognize gain (but not loss) on the exchange of RMG III Class A Ordinary Shares for shares of Domesticated RMG III Class A Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its RMG III Class A Ordinary Shares provided certain other requirements are satisfied; and

•
A U.S. Holder whose RMG III Class A Ordinary Shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of RMG III stock entitled to vote or 10% or more of the total value of all classes of RMG III stock, will generally be required to include in income as a deemed dividend the all earnings and profits amount attributable to its RMG III Class A Ordinary Shares.

RMG III does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication. It is possible, however, that the amount of RMG III’s cumulative net earnings and profits may be greater than expected through the date of the Domestication.
Upon consummation of the Domestication, RMG III will, as a matter of law, become a resident of the United States for U.S. federal income tax purposes. As a result of the Domestication, RMG III will begin a new taxable year. Therefore, at the Effective Time (and thus, at the time of the consummation of the Business Combination), RMG III will, as a matter of law, be a resident of the United States for U.S. federal income tax purposes.
As discussed more fully under “U.S. Federal Income Tax Considerations,” RMG III believes that it is likely classified as a PFIC for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, would generally require a U.S. Holder to recognize gain on the exchange of RMG III Class A Ordinary Shares or RMG III Warrants for shares of Domesticated RMG III Class A Stock or Domesticated RMG III Warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — PFIC Considerations — D. QEF Election and Mark-to-Market Election” with respect to their RMG III Class A Ordinary Shares are generally not subject to the same gain recognition rules under the currently proposed

Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to RMG III Warrants, and the application of the PFIC rules to RMG III Warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations.”
Each U.S. Holder of RMG III Class A Ordinary Shares or RMG III Warrants should consult its tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of RMG III Class A Ordinary Shares and RMG III Warrants for shares of Domesticated RMG III Class A Stock or Domesticated RMG III Warrants pursuant to the Domestication. Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s Surviving Corporation Common Stock after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders should consult their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE WARRANT HOLDERS MEETING
Q:	WHEN AND WHERE ARE THE SPECIAL MEETING AND THE WARRANT HOLDERS MEETING?
A:
The Special Meeting and the Warrant Holders Meeting will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, on     , 2024, and virtually at     . RMG III shareholders and RMG III warrant holders may attend, vote and examine the list of RMG III shareholders and RMG III warrant holders entitled to vote at the Special Meeting and the Warrant Holders Meeting, respectively, by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials.

Q:	WHAT AM I BEING ASKED TO VOTE ON IN THE SPECIAL MEETING AND WHY IS THIS APPROVAL NECESSARY?
A:	The Public Shareholders are being asked to vote on the following:
•	A proposal to adopt the Merger Agreement and the transactions contemplated thereby. See the section entitled “Proposal No. 1—The Business Combination Proposal.”
•
A proposal to adopt the change of RMG III’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. See the section entitled “Proposal No. 2—The Domestication Proposal.”

•
A proposal to adopt the Proposed Organizational Documents of RMG Acquisition Corp. III (a corporation incorporated in the State of Delaware, each to be effective upon completion of the Business Combination which will be renamed “H2B2 Electrolysis Technologies, Inc.”). See the section entitled “Proposal No. 3—The Organizational Documents Proposal.”

•
A proposal to elect, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are adopted, directors who, upon consummation of the Business Combination, will be the directors of the Surviving Corporation, to be effective as of the Closing. See the section entitled “Proposal No. 4—The Director Election Proposal.”

•
A proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of Surviving Corporation Common Stock to the H2B2 Securityholders pursuant to the Merger Agreement. See the section entitled “Proposal No. 5—The Stock Issuance Proposal.”

•
A proposal to approve and adopt the H2B2 Electrolysis Technologies, Inc. 2023 Incentive Award Plan in the form attached hereto as Annex I. See the section entitled “Proposal No. 6—The Equity Incentive Plan Proposal.”

•
A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or (ii) if the RMG III Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals. See the section entitled “Proposal No. 7—The Adjournment Proposal.”

RMG III will hold the Special Meeting to consider and vote upon the Proposals. Consummation of the Business Combination is conditioned on the approval of each of the Condition Precedent Proposals, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Condition Precedent Proposals will not be presented to RMG III shareholders for a vote.
This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Special Meeting. RMG III shareholders should read this proxy statement/prospectus carefully, including the annexes and the other documents referred to herein.
The vote of RMG III shareholders is important. RMG III shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:	I AM AN RMG III WARRANT HOLDER. WHY I AM RECEIVING THIS PROXY STATEMENT/PROSPECTUS?
A:
RMG III warrant holders are being asked to consider and vote upon a proposal to amend the Warrant Agreement to provide that, at Closing, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

This proxy statement/prospectus includes important information about H2B2 and the Surviving Corporation following consummation of the Business Combination. As holders of RMG III Warrants are being asked to consider and vote upon the Warrant Holder Proposals and will be entitled to purchase Surviving Corporation Common Stock, RMG III urges you to read the information contained in this proxy statement/prospectus carefully.
The vote of RMG III warrant holders is important. RMG III warrant holders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:	WHAT AM I BEING ASKED TO VOTE ON IN THE WARRANT HOLDERS MEETING AND WHY IS THIS APPROVAL NECESSARY?
A:	The RMG III warrant holders are being asked to vote on the following:
•
A proposal to approve the amendment of the Warrant Agreement to provide that, at Closing, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock. See the section entitled “Warrant Holder Proposal No. 1—The Warrant Amendment Proposal.”

•
A proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, for the absence of a quorum, to solicit additional proxies from RMG III warrant holders to approve the Warrant Amendment Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to RMG III warrant holders. See the section entitled “Warrant Holder Proposal No. 2—The Warrant Holders Adjournment Proposal.”

RMG III will hold the Warrant Holders Meeting to consider and vote upon the Warrant Holder Proposals. The Warrant Amendment will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the RMG III warrant holders have approved the Warrant Amendment Proposal.
Q:	WHY IS RMG III PROPOSING THE BUSINESS COMBINATION?
A:	RMG III was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Based on its due diligence investigations of H2B2 and the industry in which they operate, including the financial and other information provided by H2B2 in the course of their negotiations in connection with the

Merger Agreement, RMG III believes that the Business Combination with H2B2 is advisable and in the best interests of RMG III and RMG III shareholders. See the section entitled “The Business Combination— Recommendation of the H2B2 Board and Reasons for Approval of the Business Combination.”
Q:	DID THE RMG III BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?
A:
The RMG III Board did not obtain a fairness opinion or a third-party valuation from an independent investment banking firm or another independent firm with respect to the Business Combination. RMG III is not required to obtain a third-party opinion that the price it is paying is fair to RMG III from a financial point of view. The RMG III Board has substantial experience in evaluating the financial merits of companies from a wide range of industries, including the clean energy technology and renewable energy sector, and has concluded that its experience and the backgrounds of its members enabled it to make the necessary analyses and determinations regarding the Business Combination with H2B2. The factors and information considered by the RMG III Board, as further described under the section titled “The Business Combination — The RMG III Board’s Reasons for Approval of the Merger,” include estimates of potential addressable green hydrogen markets, the terms of the Merger Agreement, the projected future performance of H2B2 in calendar years 2023, 2024 and 2025, the potential investments by third-party investors participating in the Capital Raise Transaction and other relevant financial information selected based on the business experience and professional judgment of RMG III’s management. In addition, the RMG III Board and RMG III’s management have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the RMG III Board in valuing H2B2’s business, and assuming the risk that the RMG III Board may not have properly valued the Business Combination.

Q:	WHY IS RMG III PROVIDING RMG III SHAREHOLDERS WITH THE OPPORTUNITY TO VOTE ON THE BUSINESS COMBINATION?
A:
We are seeking approval of the Business Combination for purposes of complying with applicable Nasdaq listing rules requiring shareholder approval of issuances of more than 20% of a listed company’s issued and outstanding ordinary shares. In addition, pursuant to the RMG III Governing Documents, we must provide all Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the consummation of an initial business combination (as defined in our RMG III Governing Documents) either in conjunction with a tender offer or in conjunction with an RMG III shareholder vote to approve such initial business combination. If we submit the Business Combination to RMG III shareholders for their approval, our RMG III Governing Documents require us to conduct a redemption offer in conjunction with the proxy solicitation.

Q:	WHY IS RMG III PROVIDING RMG III WARRANT HOLDERS WITH THE OPPORTUNITY TO VOTE ON THE WARRANT AMENDMENT?
A:
We are seeking approval of the Warrant Amendment, which will amend the Warrant Agreement to provide that, at Closing, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE WARRANT AMENDMENT?
A:
As discussed more fully under “U.S. Federal Income Tax Considerations,” it is expected that, for U.S. federal income tax purposes, the Warrant Amendment will be treated as a tax-free “recapitalization.” As a result of such treatment, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) of RMG III Warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the Warrant Amendment.

All holders of RMG III Warrants should consult their tax advisors regarding the tax consequences to them of the Warrant Amendment, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Warrant Amendment, see “U.S. Federal Income Tax Considerations.”
Q:	HAVE THE H2B2 STOCKHOLDERS APPROVED THE BUSINESS COMBINATION?
A:
Yes. A special meeting of the H2B2 Stockholders was held on June 19, 2023, at which the H2B2 Stockholder Approval was obtained with 91.782% of the H2B2 Stockholders voting in favor of adopting the Merger Agreement and the transactions contemplated thereby.

Q:	DO I HAVE REDEMPTION RIGHTS?
A:
If you are a holder of Public Shares, you have the right to demand that RMG III redeem such shares for a pro rata portion of the cash held in the Trust Account as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal upon the Closing.

Q:	WILL MY VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?
A:
No. You may exercise your redemption rights whether you vote for or against, or abstain from voting on, any or all of the Proposals. As a result, the Condition Precedent Proposals can be approved by Public Shareholders who will redeem their Public Shares and no longer remain RMG III shareholders and the Merger may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?
A:
If you are a Public Shareholder and wish to exercise your redemption rights, you must demand that RMG III redeem your shares for cash no later than the second business day preceding the Special Meeting by delivering or tendering your shares (and share certificates (if any) and other redemption forms) to Continental physically or electronically using the DTC’s DWAC system. Any holder of Public Shares will be entitled to demand that such holder’s Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account. Such amount, including interest earned, if any, on the funds held in the Trust Account and not previously released to RMG III to pay its taxes, will be paid promptly upon consummation of the Merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of the Public Shareholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per Public Share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a Public Shareholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting only with the consent of the RMG III Board (in its sole discretion which it may do in whole or in part). If you tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) for redemption to Continental and later decide prior to such time not to elect redemption, you may request that Continental return the Public Shares (physically or electronically).
If a Public Shareholder properly makes a request for redemption and the Public Shares (and share certificates (if any) and other redemption forms) are tendered or delivered as described to Continental as described herein, then, if the Business Combination is approved and proceeds, RMG III will redeem those shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and you will cease to have any rights as an RMG III shareholder (other than the right to receive the redemption amount) with respect to such Public Shares.
For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of these redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations of the Redemption of Public Shares.”
Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?
A:
In most circumstances, it is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its RMG III Class A Ordinary Shares will be treated as selling such ordinary shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of RMG III Class A Ordinary Shares that such U.S. Holder owns or is deemed to own under certain constructive attribution rules (including through the ownership of RMG III Warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Because any redemptions of RMG III Class A Ordinary Shares will occur immediately prior to the Domestication, holders exercising redemption rights will be subject to the tax consequences of the U.S. federal income tax rules relating to PFICs, which are discussed more fully below under “U.S. Federal Income Tax Considerations.” All holders considering exercising redemption rights should consult their tax advisors on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.
Q:	DO I HAVE APPRAISAL OR DISSENTERS’ RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?
A:
No. None of the RMG III shareholders, holders of RMG III Units or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of the RMG III shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law. See the section entitled “Appraisal Rights and Dissenters’ Rights.”

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?
A:
Following the closing of the Initial Public Offering, the net proceeds from the Initial Public Offering and the sale of the RMG III Private Placement Warrants were placed in the Trust Account. In connection with the approval of the First Extension Amendment in January 2023, and the approval of the Second Extension Amendment in August 2023, Public Shareholders elected to redeem an aggregate of 47,664,222 Public Shares, representing approximately 98.7% of the issued and outstanding Public Shares. As of immediately following redemptions made in connection with the Second Extension Amendment, there was $6,619,681 in the Trust Account.

These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, expenses relating to the administration of the trust account and limited withdrawals for working capital, if any, until the earliest of (i) the completion of a business combination (including the Closing) and (ii) the redemption of all of the Public Shares if RMG III is unable to complete a business combination within the Completion Window, subject to applicable law.
After consummation of the Merger, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Merger and for the Surviving Corporation’s working capital and general corporate purposes.
Q:	WHAT UNDERWRITING FEES ARE PAYABLE IN CONNECTION WITH THE BUSINESS COMBINATION?
A:
In connection with the Initial Public Offering, RMG III entered into the Underwriting Agreement with the IPO Underwriters. Pursuant to the Underwriting Agreement, the IPO Underwriters were entitled to an aggregate deferred underwriting commission of $16,905,000 upon the consummation of the Business Combination, payable from the amounts held in the Trust Account. In April 2023, each of the IPO Underwriters waived its respective entitlement to the payment of any deferred underwriting commission with respect to the Business Combination.

RMG III contacted each of the IPO Underwriters prior to the execution of the Merger Agreement to request that each of the IPO Underwriters waive its respective entitlement to the payment of any deferred underwriting commission with respect to the Business Combination. In response, each of the IPO Underwriters provided such a waiver, gratuitously and without consideration, despite having performed all obligations entitling it to the payment of a deferred underwriting commission. Neither of the IPO Underwriters provided a reason for such waivers and RMG III did not request that the IPO Underwriters provide a reason for such gratuitous waivers. RMG III has not engaged, and has not received any services from, either of the IPO Underwriters except in connection with the Initial Public Offering. Each of the IPO Underwriters facilitated introductions between RMG III and certain potential business combination targets, but neither of the IPO Underwriters has had any role in the identification or evaluation of H2B2 as a business combination target for RMG III. RMG III did not expect the IPO Underwriters to provide a service in connection with the Business Combination; therefore, the gratuitous waivers by the IPO Underwriters of their respective entitlements to a deferred underwriting commission has not created any role for the IPO Underwriters in connection with the Business Combination.
RMG III is not aware of any disagreements with either of the IPO Underwriters regarding the disclosure in this proxy statement/prospectus. BofA has expressly disclaimed responsibility for any portion of any registration statement that RMG III may file. Although Barclays has not affirmatively disclaimed responsibility for the disclosure in this proxy statement/prospectus, RMG III believes that the gratuitous waiver by Barclays of its entitlement to a deferred underwriting commission indicates that it does not want to be associated with the disclosure or underlying analysis related to the Business Combination and contained in this proxy statement/prospectus. Neither of the IPO Underwriters has been involved in the preparation or review of this proxy statement/prospectus. As such, the gratuitous waivers by the IPO Underwriters did not impact RMG III’s evaluation of the Business Combination or the preparation of this proxy statement/prospectus.
The indemnification and contribution obligations of RMG III to each of the IPO Underwriters, as set forth in the Underwriting Agreement, with respect to the Initial Public Offering, (i) expressly survived the waiver of the deferred underwriting commission with respect to Barclays, as set forth in its waiver, and (ii) may have survived the waiver of the deferred underwriting commission with respect to BofA.
For more information, see “Risk Factors — Risks Related to the Business Combination — In April 2023, the IPO Underwriters notified RMG III that they had determined to gratuitously waive their entitlement to the payment of any deferred compensation in connection with their role as underwriters in the Initial Public Offering that would otherwise become due upon the consummation of the Business Combination.”
Q:	WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?
A:
If RMG III does not complete the Merger with H2B2 for whatever reason, RMG III may choose to search for another target business with which to complete a business combination. If RMG III does not complete the Merger with H2B2 or a business combination with another target business within the Completion Window, RMG III must redeem 100% of the outstanding Public Shares, at a per Public Share price, payable in cash, equal to the amount then held in the Trust Account including interest earned, if any, on the funds held in the Trust Account and not previously released to RMG III to pay taxes and expenses relating to the administration of the trust account or as limited withdrawals by RMG III to fund its working capital requirements (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. The Initial Shareholders have no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to outstanding RMG III Warrants. Accordingly, the RMG III Warrants will expire worthless.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?
A:
As of the date of this proxy statement/prospectus, and due to the redemption of 47,664,222 Public Shares in aggregate in connection with the RMG III shareholder vote in January 2023 and in August 2023, to approve the extension of the date by which RMG III must complete an initial business combination, the Sponsor owns approximately 95.0% of the issued and outstanding RMG III Ordinary Shares, consisting of the Founder Shares. The Sponsor has agreed to vote any RMG III Ordinary Shares held by it as of the RMG III Record Date in favor of each of the Proposals presented at the Special Meeting.

None of the Sponsor or RMG III’s directors or officers have purchased any RMG III Ordinary Shares during or after the RMG III Initial Public Offering and, as of the date of this proxy statement/prospectus, neither RMG III nor the Sponsor nor RMG III’s directors or officers have entered into agreements, or are currently in negotiations, to purchase shares prior to the consummation of the Business Combination.
Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?
A:
A quorum will be present at the Special Meeting if the holders of a majority of the issued and outstanding RMG III Ordinary Shares entitled to vote at the Special Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Shareholders, who currently own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has the power to adjourn the Special Meeting. As of the RMG III Record Date for the Special Meeting, 6,355,390 RMG III Ordinary Shares would be required to achieve a quorum. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to establish a quorum.
Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?
A:	The following votes are required for each proposal at the Special Meeting:
•
The Business Combination Proposal: The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Business Combination Proposal.

•
The Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Domestication Proposal.

•
The Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve each of the Organizational Documents Proposals.

•
The Director Election Proposal: The Director Election Proposal may be approved by an ordinary resolution of the holders of the RMG III Class B Ordinary Shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Director Election Proposal.

•
The Stock Issuance Proposal: The Stock Issuance Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Stock Issuance Proposal.

•
The Equity Incentive Plan Proposal: The Equity Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Equity Incentive Plan Proposal.

•
The Adjournment Proposal: The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Adjournment Proposal.

Q:	WHAT CONSTITUTES A QUORUM AT THE WARRANT HOLDERS MEETING?
A:
A quorum will be present at the Warrant Holders Meeting if the holders of at least 50% of the outstanding RMG III Warrants are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. As of the RMG III Record Date,      RMG III Warrants would be required to achieve a quorum. In the absence of a quorum, the chairman of the Warrant Holders Meeting has power to adjourn the Warrant Holders Meeting. The Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Public Warrants and RMG III Private Placement Warrants held by the Initial Shareholders will be sufficient to establish a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE WARRANT HOLDERS MEETING?
A:	The following votes are required for each proposal at the Warrant Holders Meeting:
•
The Warrant Amendment Proposal: The approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of each of (i) the then outstanding RMG III Public Warrants and (ii) the then outstanding RMG III Private Placement Warrants, each voting separately as a class. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will count as a vote “AGAINST” the Warrant Amendment Proposal. The Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of at least 65% of the outstanding RMG III Public Warrants represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting will be required to approve the Warrant Amendment Proposal. The RMG III Warrants will expire worthless if RMG III does not consummate an initial business combination by the Completion Window.

•
The Warrant Holders Adjournment Proposal: The Warrant Holders Adjournment Proposal may be approved by the affirmative vote of the holders of at least 50% of the RMG III Warrants represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Warrant Holders Adjournment Proposal at the Warrant Holders Meeting. The Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Amendment Proposal and such proposal will not require any affirmative votes of the outstanding RMG III Public Warrants represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting to approve the Warrant Holders Adjournment Proposal.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE WARRANT HOLDER PROPOSALS?
A:
As of the date of this proxy statement/prospectus, the Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. The Initial Shareholders intend to vote any shares of RMG III Warrants held by them as of the RMG III Record Date in favor of each of the Proposals presented at the Warrant Holders Meeting.

None of the Sponsor or RMG III’s directors or officers have purchased any RMG III Warrants during or after the Initial Public Offering and, as of the date of this proxy statement/prospectus, neither RMG III nor RMG III Sponsor or RMG III’s directors or officers have entered into agreements, and are not currently in negotiations, to purchase warrants prior to the consummation of the Business Combination.
Q:
DO ANY OF RMG III’S DIRECTORS OR OFFICERS OR THE SPONSOR OR ITS AFFILIATES HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF RMG III SHAREHOLDERS OR THE RMG III WARRANT HOLDERS?

A:
Certain of RMG III’s executive officers and certain non-employee directors, as well as the Sponsor and its affiliates, may have interests in the Merger that may be different from, or in addition to, the interests of RMG III shareholders and the RMG III warrant holders generally. These interests include, among other things:

•
The Sponsor paid an aggregate of $12,349,495 for its purchases of the Founder Shares and the RMG III Private Placement Warrants. Prior to the Initial Public Offering, the Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000. Subsequently, RMG III effectuated a 5-for-6 share split of the RMG III Class B Ordinary Shares, resulting in an aggregate outstanding amount of 12,075,000 Founder Shares outstanding. Simultaneously with the consummation of the Initial Public Offering, the Sponsor purchased 8,216,330 RMG III Private Placement Warrants for an aggregate purchase price of $12,324,495 in a private placement. A portion of the proceeds from the sale of the RMG III Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Business Combination with H2B2 or another business combination is not consummated within the Completion Window, RMG III will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining RMG III shareholders and the RMG III Board, dissolving and liquidating. In such event, the 12,075,000 Founder Shares held by the Initial Shareholders would be worthless because the Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Additionally, in such event, the 8,216,330 RMG III Private Placement Warrants will also expire worthless. The Founder Shares had an aggregate market value of $     based upon the closing price of $     per share of RMG III Class A Ordinary Shares on Nasdaq on the RMG III Record Date. The RMG III Private Placement Warrants had an aggregate market value of approximately $     based upon the closing price of $     per Public Warrant on the Nasdaq on the RMG III Record Date.

•
In order to finance transaction costs in connection with a business combination, the Sponsor, members of the RMG III founding team or any of their affiliates may, but are not obligated to (other than pursuant to the January 2022 Note and the July 2022 Note), make certain working capital loans as may be required. On January 19, 2022, RMG Acquisition Management, agreed to lend RMG III up to an aggregate of $500,000 for working capital purposes, pursuant to the January 2022 Note, an unsecured, non-interest bearing promissory note. The January 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. On July 27, 2022, RMG Acquisition Management agreed to lend RMG III up to an aggregate of $475,000 for working capital purposes, pursuant to the July 2022 Note, an unsecured, non-interest bearing promissory note. The July 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. In the event that the Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the January 2022 Note and the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the January 2022 Note and the July 2022 Note. The January 2022 Note and the July 2022 Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, RMG III has borrowed $500,000 under the January 2022 Note and $350,000 under the July 2022 Note. If RMG III does not complete a business combination by the end of the Completion Window, there will not be sufficient assets to repay the outstanding balance under the January 2022 Note and the July 2022 Note, and the January 2022 Note and the July 2022 Note will be worthless.

•
There will be no finder’s fees, reimbursements or cash payments made by RMG III to the Sponsor or RMG III’s officers or directors, or RMG III’s or any of their affiliates, for services rendered to RMG III prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities, administrative and support services and repayments of any outstanding balance of the January 2022 Note and the July 2022 Note, as described above. RMG III’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on RMG III’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on RMG III’s behalf. However, if RMG III fails to consummate a business combination by the end of the Completion Window, RMG III’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, RMG III may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of     , 2024, $     was outstanding in out-of-pocket expense reimbursements. Additionally, under the Administrative Services Agreement, RMG Acquisition Management is entitled to $20,000 per month for office space, utilities and administrative and support services provided to

RMG III’s management team, which commenced on February 4, 2021 and will continue through the earlier of consummation of a business combination and RMG III’s liquidation. RMG III incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2023, respectively. RMG III had $240,000 and $120,000 recorded in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.
•
RMG III’s existing directors and officers will be eligible for continued indemnification and continued coverage under RMG III’s directors’ and officers’ liability insurance after the Business Combination pursuant to the Merger Agreement.

•
In the event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated February 4, 2021, among RMG III, the Sponsor and RMG III’s officers and directors, to indemnify and hold harmless RMG III against any and all losses, liabilities, claims, damages and expenses to which RMG III may become subject as a result of any claim by (i) any third party for services rendered or products sold to RMG III or (ii) a prospective target business with which RMG III has entered into an acquisition agreement; provided that such indemnification of RMG III by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to RMG III or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of RMG III Class A Ordinary Shares or (ii) such lesser amount per RMG III Class A Ordinary Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay taxes, expenses related to the administration of the Trust Account and limited withdrawals for working capital, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under RMG III’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. If RMG III consummates the Business Combination, on the other hand, RMG III will be liable for all such claims.

•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, subject to certain exceptions, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

•	Subject to certain limited exceptions, the Surviving Corporation Common Stock will not be transferable following the Closing until the date that is 180 days after the Closing.
•
The Sponsor (including RMG III’s directors, officers and Initial Shareholders and their permitted transferees) owns RMG III Private Placement Warrants which, in the event the Warrant Amendment Proposal is approved prior to the Effective Time, will be converted into the right to receive up to 0.075 shares of Surviving Corporation Common Stock per RMG III Private Placement Warrant.

•
Certain of RMG III’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of RMG III’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. RMG III does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine RMG III’s ability to complete a business combination. The Existing Articles provide that RMG III renounces any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of RMG III has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to RMG III and will not be in breach of any fiduciary duty as a director or officer solely by reason of fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to

RMG III. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, RMG III does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.
Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Surviving Corporation Common Stock trades below the price initially paid for the RMG III Units in the Initial Public Offering and the Public Shareholders and Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for RMG III to, rather than liquidate if it fails to complete an initial business combination by the end of the Completion Window, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Founder Shares.
The RMG III Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination and the Warrant Amendment be approved by RMG III shareholders and RMG III warrant holders. See the section entitled “The Business Combination—Interests of RMG III’s Directors and Executive Officers and the Sponsor and its Affiliates in the Business Combination.” The RMG III Board concluded that the Merger Agreement and the Business Combination are fair from a financial point of view to and in the best interests of RMG III and RMG III shareholders. In view of the wide variety of factors considered by the RMG III Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the RMG III Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the RMG III Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The RMG III Board evaluated the reasons described above with the assistance of RMG III’s outside advisors. In considering the factors described above and any other factors, individual members of the RMG III Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the RMG III Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Merger Agreement and (ii) determined that the Business Combination and the other transactions contemplated by the Merger Agreement are in the best interests of RMG III and RMG III shareholders. The RMG III Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of RMG III and RMG III warrant holders.
Q:	WHAT DO I NEED TO DO NOW?
A:
RMG III urges you to read and consider the information contained in this proxy statement/prospectus carefully, including the annexes and the other documents referred to herein, and to consider how the Merger will affect you as an RMG III shareholder and/or RMG III warrant holder. RMG III shareholders and RMG III warrant holders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed shareholder and/or warrant holder proxy card.

Q:	WHAT HAPPENS IF I SELL MY PUBLIC SHARES AND/OR RMG III PUBLIC WARRANTS BEFORE THE SPECIAL MEETINGS?
A:
The RMG III Record Date for the Special Meetings is earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares and/or RMG III Public Warrants after the RMG III Record Date but before the Special Meetings, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meetings. However, you will not be able to seek redemption of your Public Shares because you will no longer be able to tender them prior to the Special Meeting in accordance with the provisions described herein. If you transferred your Public Shares and/or RMG III Public Warrants prior to the RMG III Record Date, you have no right to vote those shares at the Special Meetings or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:	HOW DO I VOTE?
A:
If you are a holder of record of Public Shares and/or RMG III Public Warrants on the RMG III Record Date, you may vote at the Special Meetings in person (which would include presence at a virtual meeting) or by proxy. You may submit your proxy by completing, signing, dating and returning the enclosed shareholder and/or warrant holder proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares and/or warrants in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or other nominee to ensure that votes related to the shares and/or warrants you beneficially own are properly counted.

Q:	IF MY SHARES AND/OR WARRANTS ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES AND/OR WARRANTS FOR ME?
A:
If your shares and/or warrants are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares and/or warrants with instructions on how to vote your shares and/or warrants. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares and/or warrants held in “street name” by returning a proxy card directly to RMG III or by voting in person (which would include presence at a virtual meeting) at the Special Meetings unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Please submit your legal proxy to Continental at proxy@continentalstock.com in order to receive a control number to vote at the virtual meeting.

Under Nasdaq rules, brokers who hold shares and/or warrants in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Proposals to be voted on at the Special Meetings are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares and/or warrants to vote on a particular proposal for which the broker does not have discretionary voting power.
If you are an RMG III shareholder and/or RMG III warrant holder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares and/or warrants, your broker, bank or other nominee will not vote your shares on any of the Condition Precedent Proposals.
Q:	WHAT IF I ATTEND THE SPECIAL MEETINGS AND ABSTAIN OR DO NOT VOTE?
A:
For purposes of the Special Meetings, an abstention occurs when an RMG III shareholder or a RMG III warrant holder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are an RMG III shareholder that attends the Special Meeting virtually and you fail to vote on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Director Election Proposal, the Stock Issuance Proposal or the Equity Incentive Plan Proposal, your failure to vote will have no effect on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Director Election Proposal, the Stock Issuance Proposal or the Equity Incentive Plan Proposal.

If you are an RMG III warrant holder who attends the Warrant Holders Meeting virtually and you fail to vote on the Warrant Amendment Proposal, your failure to vote will have the effect of a vote “AGAINST” the Warrant Amendment Proposal.
Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:
If you sign and return your proxy card without indicating how to vote on any particular Proposal, the RMG III Ordinary Shares and/or RMG III Warrants represented by your proxy will be voted “FOR” each of the Proposals presented at the Special Meetings.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?
A:	Yes. If you are an RMG III shareholder of record, you may change your vote at any time before your proxy is exercised by doing any one of the following:
•	sending another proxy card with a later date;
•	notifying RMG III’s Secretary in writing before the Special Meetings that you have revoked your proxy; or
•
attending the Special Meeting and/or the Warrant Holders Meeting and voting electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received.

Simply attending the Special Meeting and/or the Warrant Holders Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your RMG III Ordinary Shares and/or RMG III Warrants, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETINGS?
A:
If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by RMG III shareholders and the Warrant Amendment is approved by RMG III warrant holders and the Business Combination is consummated, you will become a stockholder of the Surviving Corporation. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be an RMG III shareholder and/or RMG III warrant holder while RMG III searches for another target business with which to complete a business combination.

If you fail to take any action with respect to the Warrant Holders Meeting and the Business Combination is approved by RMG III shareholders and the Warrant Amendment is approved by RMG III warrant holders and the Business Combination is consummated, you will become a stockholder of the Surviving Corporation.
If you fail to take any action with respect to the Warrant Holders Meeting and the Warrant Amendment is not approved, or if the Business Combination is not approved by RMG III shareholders so the Business Combination is not consummated, you will continue to be an RMG III shareholder and/or RMG III warrant holder while RMG III searches for another target business with which to complete a business combination.
Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:
RMG III shareholders and RMG III warrant holders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares and/or warrants in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares and/or warrants. If you are a holder of record and your shares and/or warrants are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your RMG III Ordinary Shares and RMG III Warrants.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?
A:	If you have questions about the Merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

RMG III shareholders and RMG III warrant holders may call toll free:
Banks and Brokers may call collect:

You may also obtain additional information about RMG III from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to Continental at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your shares (and share certificates (if any) and other redemption forms), please contact:
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004

SUMMARY
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.
The Parties to the Business Combination
RMG III
RMG III is a blank check company incorporated on December 23, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which is referred to as a “business combination.” RMG III has neither engaged in any operations nor generated any revenues to date. Based on RMG III’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On February 9, 2021, RMG III consummated its Initial Public Offering of 48,300,000 RMG III Units, including 6,300,000 RMG III Units issued pursuant to the exercise of the IPO Underwriters’ over-allotment option in full, at a price of $10.00 per RMG III Unit, generating gross proceeds of $483,000,000. Simultaneously with the closing of the Initial Public Offering, RMG III consummated the sale of 8,216,330 RMG III Private Placement Warrants at a price of $1.50 per RMG III Private Placement Warrant in a private placement to the Sponsor, including 840,000 RMG III Private Placement Warrants issued pursuant to the exercise of the IPO Underwriters’ over-allotment option in full, generating gross proceeds of $12,324,495. The RMG III Private Placement Warrants are identical to the RMG III Public Warrants underlying the RMG III Units sold in the Initial Public Offering, except that the RMG III Private Placement Warrants and the RMG III Class A Ordinary Shares issuable upon the exercise of the RMG III Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, except as provided herein, the RMG III Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the Sponsor or its permitted transferees.
Following the closing of the Initial Public Offering, an amount of $483,000,000 ($10.00 per RMG III Unit) from the net proceeds of the sale of the RMG III Units in the Initial Public Offering and the sale of the RMG III Private Placement Warrants was placed in the Trust Account, and has been invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the funds held in the Trust Account.
RMG III previously had until February 9, 2023 to consummate a business combination. On January 11, 2023, RMG III held an extraordinary general meeting pursuant to which RMG III shareholders approved amending RMG III’s then-current amended and restated memorandum and articles of association to extend the date by which RMG III has to consummate a business combination from February 9, 2023 to May 9, 2023 and to allow RMG III, without another RMG III shareholder vote, to elect to further extend the date to consummate a business combination up to three times by an additional month, upon two days’ advance notice prior to the applicable deadline, for a total of up to six months, to August 9, 2023, if RMG III has entered into a definitive business combination agreement. RMG III shareholders approved the First Extension Amendment and, as such, RMG III had until (i) May 9, 2023 or (ii) August 9, 2023, in the event RMG III has signed a definitive agreement with respect to a Business Combination and has elected to extend the amount of time to complete a Business Combination for up to three times for an additional one month each time, to consummate a business combination. On January 11, 2023, RMG III shareholders approved the First Extension Amendment, amending the RMG III Governing Documents, notice of which was filed with the Cayman Islands Registrar of Companies. After the redemption of RMG III Class A Ordinary Shares in connection with the extension vote, 918,402 RMG III Class A Ordinary Shares remained outstanding. On August 4, 2023, RMG III held an extraordinary general meeting pursuant to which RMG III shareholders approved amending RMG III’s then-current amended and restated memorandum and articles of association to extend the date by which RMG III has to consummate a business combination from August 9, 2023 to February 9, 2024. On August 4, 2023, RMG III shareholders approved the Second Extension Amendment, amending the RMG III Governing Documents, notice of which was filed with the Cayman Islands Registrar of Companies. As such RMG III has until February 9, 2024 to consummate a business combination. After the redemption of RMG III Class A Ordinary Shares in connection with the extension vote, 635,778 RMG III Class A Ordinary Shares remained outstanding.
If RMG III has not completed a business combination by the end of the Completion Window, RMG III will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to RMG III to pay its taxes and expenses relating to the administration of the trust account or as limited withdrawals by RMG III to fund its working capital requirements (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as RMG III shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining RMG III shareholders and the RMG III Board, liquidate and dissolve, subject in each case to RMG III’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the RMG III Warrants, which will expire worthless if RMG III fails to complete a business combination within the Completion Window.
RMG III’s executive offices are located at 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140 and its telephone number is (786) 359-4103. RMG III’s corporate website address is www.rmgacquisition.com. The information contained on or accessible through RMG III’s corporate website or any other website that RMG III may maintain is not part of this proxy statement/prospectus.
H2B2
H2B2 Electrolysis Technologies, Inc., is a global green hydrogen platform that provides bespoke integrated solutions to its customers across the whole hydrogen value chain and covering all business scales. H2B2’s customer-centric, one-stop shop offering enables seamless and effective support through the entire lifecycle of a hydrogen production facility (including the identification of the opportunity, R&D, design, EPC, and operation and maintenance services for the hydrogen facility), and complete solutions for transportation, storage, and sale of green hydrogen.
H2B2’s global strategy aims to offer its products and services in regulated markets where hydrogen is expected to play a key role in decarbonizing mobility and industrial activities, among other sectors of the economy, and for hydrogen storage solutions to secure energy independence. Its target markets include EMEA, Americas, and APAC where it has built a robust and diversified project pipeline and identified significant growth opportunities. By combining its proprietary technologies and successful track record in delivering large-scale projects, H2B2 believes it is positioned to continue providing curated solutions that satisfy its customers’ needs and expectations while being at the forefront of green hydrogen’s growth as a leading OEM, project developer, EPC provider, O&M provider and producer in the green hydrogen sector.
H2B2’s principal executive office is located at 300 Delaware Ave Ste 210-A, Wilmington, DE 19801. H2B2 can be reached by phone at +34 912 811 058, and by e-mail at info@h2b2.es. Its website is https://www.h2b2.es/.
The Business Combination
The Merger Agreement
The terms and conditions of the Business Combination are contained in the Merger Agreement and the Merger Agreement Amendment, copies of which is attached to this proxy statement/prospectus as Annex A and Annex A-1, respectively. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination. See the section entitled “The Merger Agreement” for more information.
On May 9, 2023, RMG III entered into the Merger Agreement with H2B2, pursuant to which, among other things and subject to the terms and conditions contained in the Merger Agreement, (i) RMG III will deregister as an exempted company incorporated in the Cayman Islands and domesticate as a Delaware corporation and be renamed “H2B2 Electrolysis Technologies, Inc.” and (ii) H2B2 will merge with and into RMG III, with RMG III surviving the Merger.

RMG III has agreed to provide its Public Shareholders with the opportunity to redeem Public Shares in connection with the transactions contemplated by the Merger Agreement.
The Domestication
Prior to the Effective Time, subject to the approval of RMG III shareholders, and in accordance with the DGCL, the Cayman Islands Companies Act, and the RMG III Governing Documents, RMG III will effect a deregistration under the Cayman Islands Companies Act and a domestication under the DGCL, pursuant to which RMG III’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware.
In connection with the Domestication, (i) each of the then issued and outstanding RMG III Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of Domesticated RMG III Class A Stock, (ii) each of the then issued and outstanding RMG III Class B Ordinary Shares will convert automatically, on a one-for-one basis, into a share of Domesticated RMG III Class B Stock, (iii) each of the then outstanding RMG III Warrants will convert automatically into a Domesticated RMG III Warrant, and (iv) each of the then issued and outstanding RMG III Unit will be canceled and will entitle the holder thereof to one share of Domesticated RMG III Class A Stock and one-fifth of one Domesticated RMG III Warrant. At the Effective Time, (i) each of the then issued and outstanding shares of Domesticated RMG III Class A Stock will convert automatically, on a one-for-one basis, into a share of Surviving Corporation Common Stock, (ii) a number of shares of RMG III Common Stock owned by the Sponsor equal to the number of Founder Consideration Shares will convert into shares of Surviving Corporation Common Stock and the remaining shares of RMG III Common Stock owned by the Sponsor and issued and outstanding will be canceled as part of the Merger and no consideration will be paid in respect thereof and (iii) in the event the Warrant Amendment Proposal is approved, prior to the Effective Time, each of the then outstanding Domesticated RMG III Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock. Upon effectiveness of the Domestication, RMG III will change its name to “H2B2 Electrolysis Technologies, Inc.” See the section entitled “Proposal No. 2—The Domestication Proposal” for more information.
Organizational Charts of RMG III’s and H2B2’s Structure and Corresponding Ownership Percentages
Below, please find an organizational chart depicting each of H2B2’s and RMG III’s current structure and corresponding ownership percentages:

(1)	Reflects 831,306 shares of H2B2 Common Stock held by H2B2 as Treasury Stock.

RMG Sponsor III LLC
Public Securityholders
Founder Shares
Private Placement Warrants
Public Shares
Public Warrants
RMG Acquisition Corp. III

Organizational Chart of the Surviving Corporation’s Intended Structure and Corresponding Ownership Percentages
Below, please find an organizational chart depicting the Surviving Corporation’s intended structure and corresponding ownership percentages (assuming that no Public Shares are redeemed):

Upon consummation of the Business Combination, the undiluted post-Closing share ownership of the Surviving Corporation is expected to be as follows:
	Undiluted Share Ownership in the Surviving Corporation(1)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
H2B2 Stockholders(2)	40,000,000	91.57%	40,000,000	91.93%	40,000,000	92.28%	40,000,000	92.65%	40,000,000	93.01%
Public Shareholders(3)	635,778	1.46%	476,834	1.10%	317,889	0.73%	158,945	0.37%	—	—
Sponsor(4)	1,508,368	3.45%	1,498,223	3.44%	1,488,077	3.43%	1,477,932	3.42%	1,467,786	3.41%
Other Stockholders(5)	197,500	0.45%	197,500	0.45%	197,500	0.46%	197,500	0.46%	197,500	0.46%
RMG III Warrants
Holders of RMG III Private Placement Warrants(6)	616,225	1.41%	616,225	1.42%	616,225	1.42%	616,225	1.43%	616,225	1.43%
Holders of RMG III Public Warrants(7)	724,500	1.66%	724,500	1.66%	724,500	1.68%	724,500	1.67%	724,500	1.69%
Total Shares Outstanding	43,682,371	100.0%	43,513,281	100.0%	43,344,191	100.0%	43,175,101	100.0%	43,006,011	100.0%
Total Pro Forma Book Value	54,238,482		52,569,565		50,900,648		49,231,730		47,583,287
Pro Forma Book Value per Share Outstanding	1.24		1.21		1.17		1.14		1.11
(1)
Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants, and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.
(2)	Assumes that the Closing Date Purchase Price is $400,000,000.
(3)
Excludes 724,500 shares of Surviving Corporation Common Stock issuable in respect of any RMG III Public Warrants that may be held by Public Shareholders pursuant the proposed terms of the Warrant Amendment, subject to change.

(4)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million. Excludes 616,225 shares of Surviving Corporation Common Stock issuable in respect of the 8,216,330 RMG III Private Placement Warrants owned by the Sponsor pursuant the proposed terms of the Warrant Amendment, subject to change.

(5)
Such shares of Surviving Corporation Common Stock issuable to Cohen for services provided in connection with the First Extension and the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15%, as described elsewhere in this proxy statement/prospectus.

(6)	Such shares of Surviving Corporation Common Stock issuable in respect of 8,216,330 RMG III Private Placement Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(7)	Such shares of Surviving Corporation Common Stock issuable in respect of 9,660,000 RMG III Public Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
The following table further illustrates the impact on relative fully diluted ownership levels of the Surviving Corporation for each source of dilution, namely the issuance of Surviving Corporation Common Stock under the Incentive Plan.
	Fully Diluted Share Ownership in the Surviving Corporation(1)(2)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
H2B2 Stockholders(3)	40,000,000	91.57%	40,000,000	91.93%	40,000,000	92.28%	40,000,000	92.65%	40,000,000	93.01%
Public Shareholders(4)	635,778	1.46%	476,834	1.10%	317,889	0.73%	158,945	0.37%	—	—
Sponsor(5)	1,508,368	3.45%	1,498,223	3.44%	1,488,077	3.43%	1,477,932	3.42%	1,467,786	3.41%
Other stockholders(6)	197,500	0.45%	197,500	0.45%	197,500	0.46%	197,500	0.46%	197,500	0.46%
RMG III Warrants
Holders of RMG III Private Placement Warrants(7)	616,225	1.41%	616,225	1.42%	616,225	1.42%	616,225	1.43%	616,225	1.43%
Holders of RMG III Public Warrants(8)	724,500	1.66%	724,500	1.66%	724,500	1.68%	724,500	1.67%	724,500	1.69%
Equity Incentive Plan
Incentive Plan(9)
Total Shares Outstanding	43,682,371	100.0%	43,513,281	100.0%	43,344,191	100.0%	43,175,101	100.0%	43,006,011	100.0%
Total Pro Forma Book Value	54,238,482		52,569,565		50,900,648		49,231,730		47,583,287
Pro Forma Book Value per Share Outstanding	1.24		1.21		1.17		1.14		1.11
(1)
Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants, and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)
This presentation includes shares that may be issued but are not presently outstanding and, as such, differ from the share counts shown or assumed in the sections entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information,” which sections are limited to shares that are presently issued and outstanding.

(3)	Assumes that the Closing Date Purchase Price is $400,000,000.
(4)
Excludes 724,500 shares of Surviving Corporation Common Stock issuable in respect of any RMG III Public Warrants that may be held by Public Shareholders pursuant the proposed terms of the Warrant Amendment, subject to change.

(5)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million. Excludes 616,225 shares of Surviving Corporation Common Stock issuable in respect of the 8,216,330 RMG III Private Placement Warrants owned by the Sponsor pursuant the proposed terms of the Warrant Amendment, subject to change.

(6)
Such shares of Surviving Corporation Common Stock issuable to Cohen for services provided in connection with the First Extension and the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15%, as described elsewhere in this proxy statement/prospectus.

(7)	Such shares of Surviving Corporation Common Stock issuable in respect of 8,216,330 RMG III Private Placement Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.

(8)	Such shares of Surviving Corporation Common Stock issuable in respect of 9,660,000 RMG III Public Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(9)	Such shares of Surviving Corporation Common Stock expected to be reserved under the Incentive Plan (assuming the Equity Incentive Plan Proposal is approved).
Merger Consideration; Conversion of Shares
As part of the Business Combination, the H2B2 Stockholders will receive a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (i) the Closing Date Purchase Price by (ii) $10.00, the Aggregate Closing Date Merger Consideration, as set forth in the Merger Agreement and discussed in more detail in this proxy statement/prospectus. See the section entitled “The Merger Agreement—Merger Consideration; Conversion of Shares” for more information.
At the Effective Time, all shares of H2B2 Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) any shares of H2B2 Common Stock subject to H2B2 Options, (ii) any shares of H2B2 Common Stock held in the treasury of H2B2 and (iii) any Dissenting Shares) will be canceled and converted into the right to receive a portion of the Aggregate Closing Date Merger Consideration.
At the Effective Time, each H2B2 Option will convert into an option to purchase shares of Surviving Corporation Common Stock upon substantially the same terms and conditions as are in effect with respect to the corresponding H2B2 Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, with adjustments based on the Exchange Ratio. See the section entitled “The Merger Agreement—Merger Consideration; Conversion of Shares” for more information.
Ownership of the Surviving Corporation
As of the date of this proxy statement, there are 12,710,778 RMG III Ordinary Shares issued and outstanding, which includes 12,075,000 Founder Shares and 635,778 Public Shares. As of the date of this proxy statement, there are an aggregate of 17,876,330 RMG III Warrants outstanding, which includes 8,216,330 RMG III Private Placement Warrants and 9,660,000 RMG III Public Warrants. Each whole warrant entitles the holder thereof to purchase one RMG III Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of Surviving Corporation Common Stock.
It is anticipated that, following the Business Combination (assuming consummation of the transactions contemplated by the Merger Agreement), (i) Public Shareholders are expected to own approximately 1.46% of the outstanding Surviving Corporation Common Stock; (ii) H2B2 Stockholders (without taking into account any Public Shares held by the H2B2 Stockholders prior to the consummation of the Business Combination or shares of Surviving Corporation Common Stock issuable to holders of Surviving Corporation Options) are expected to own approximately 91.57% of the outstanding Surviving Corporation Common Stock, at a deemed value of $10.00 per share of Surviving Corporation Common Stock and after giving effect to the Exchange Ratio and payment of the Aggregate Closing Date Merger Consideration to the H2B2 Stockholders; and (iii) the Sponsor is expected to own approximately 4.86% of the outstanding Surviving Corporation Common Stock. These percentages assume (1) that no Public Shareholders exercise their redemption rights in connection with the Business Combination, (2) each RMG III Warrant is exchanged and canceled in connection with the Warrant Exchange, and (3) that the Surviving Corporation issues or reserves 43,682,371 shares of Surviving Corporation Common Stock to H2B2 Stockholders as part of the Aggregate Closing Date Merger Consideration pursuant to the Merger Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by current RMG III shareholders and H2B2 Stockholders in the Surviving Corporation will be different.

Upon consummation of the Business Combination, the undiluted post-Closing share ownership of Surviving Corporation is expected to be as follows:
	Undiluted Share Ownership in the Surviving Corporation(1)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
H2B2 Stockholders(2)	40,000,000	91.57%	40,000,000	91.93%	40,000,000	92.28%	40,000,000	92.65%	40,000,000	93.01%
Public Shareholders(3)	635,778	1.46%	476,834	1.10%	317,889	0.73%	158,945	0.37%	—	—
Sponsor(4)	1,508,368	3.45%	1,498,223	3.44%	1,488,077	3.43%	1,477,932	3.42%	1,467,786	3.41%
Other Stockholders(5)	197,500	0.45%	197,500	0.45%	197,500	0.46%	197,500	0.46%	197,500	0.46%
RMG III Warrants
Holders of RMG III Private Placement Warrants(6)	616,225	1.41%	616,225	1.42%	616,225	1.42%	616,225	1.43%	616,225	1.43%
Holders of RMG III Public Warrants(7)	724,500	1.66%	724,500	1.66%	724,500	1.68%	724,500	1.67%	724,500	1.69%
Total Shares Outstanding	43,682,371	100.0%	43,513,281	100.0%	43,344,191	100.0%	43,175,101	100.0%	43,006,011	100.0%
Total Pro Forma Book Value	54,238,482		52,569,565		50,900,648		49,231,730		47,583,287
Pro Forma Book Value per Share Outstanding	1.24		1.21		1.17		1.14		1.11
(1)
Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants, and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)	Assumes that the Closing Date Purchase Price is $400,000,000.
(3)
Excludes 724,500 shares of Surviving Corporation Common Stock issuable in respect of any RMG III Public Warrants that may be held by Public Shareholders pursuant the proposed terms of the Warrant Amendment, subject to change.

(4)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million. Excludes 616,225 shares of Surviving Corporation Common Stock issuable in respect of the 8,216,330 RMG III Private Placement Warrants owned by the Sponsor pursuant the proposed terms of the Warrant Amendment, subject to change.

(5)
Such shares of Surviving Corporation Common Stock issuable to Cohen for services provided in connection with the First Extension and the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15%, as described elsewhere in this proxy statement/prospectus.

(6)	Such shares of Surviving Corporation Common Stock issuable in respect of 8,216,330 RMG III Private Placement Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(7)	Such shares of Surviving Corporation Common Stock issuable in respect of 9,660,000 RMG III Public Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
The following table further illustrates the impact on relative fully diluted ownership levels of the Surviving Corporation for each source of dilution, namely the issuance of Surviving Corporation Common Stock under the Incentive Plan.
	Fully Diluted Share Ownership in the Surviving Corporation(1)(2)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
H2B2 Stockholders(3)	40,000,000	91.57%	40,000,000	91.93%	40,000,000	92.28%	40,000,000	92.65%	40,000,000	93.01%
Public Shareholders(4)	635,778	1.46%	476,834	1.10%	317,889	0.73%	158,945	0.37%	—	—
Sponsor(5)	1,508,368	3.45%	1,498,223	3.44%	1,488,077	3.43%	1,477,932	3.42%	1,467,786	3.41%
Other stockholders(6)	197,500	0.45%	197,500	0.45%	197,500	0.46%	197,500	0.46%	197,500	0.46%
RMG III Warrants
Holders of RMG III Private Placement Warrants(7)	616,225	1.41%	616,225	1.42%	616,225	1.42%	616,225	1.43%	616,225	1.43%
Holders of RMG III Public Warrants(8)	724,500	1.66%	724,500	1.66%	724,500	1.68%	724,500	1.67%	724,500	1.69%

	Fully Diluted Share Ownership in the Surviving Corporation(1)(2)
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming 25% Redemptions)		Pro Forma Combined (Assuming 50% Redemptions)		Pro Forma Combined (Assuming 75% Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
Equity Incentive Plan
Incentive Plan(9)
Total Shares Outstanding	43,682,371	100.0%	43,513,281	100.0%	43,344,191	100.0%	43,175,101	100.0%	43,006,011	100.0%
Total Pro Forma Book Value	54,238,482		52,569,565		50,900,648		49,231,730		47,583,287
Pro Forma Book Value per Share Outstanding	1.24		1.21		1.17		1.14		1.11
(1)
Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants, and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)
This presentation includes shares that may be issued but are not presently outstanding and, as such, differ from the share counts shown or assumed in the sections entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information,” which sections are limited to shares that are presently issued and outstanding.

(3)	Assumes that the Closing Date Purchase Price is $400,000,000.
(4)
Excludes 724,500 shares of Surviving Corporation Common Stock issuable in respect of any RMG III Public Warrants that may be held by Public Shareholders pursuant the proposed terms of the Warrant Amendment, subject to change.

(5)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million. Excludes 616,225 shares of Surviving Corporation Common Stock issuable in respect of the 8,216,330 RMG III Private Placement Warrants owned by the Sponsor pursuant the proposed terms of the Warrant Amendment, subject to change.

(6)
Such shares of Surviving Corporation Common Stock issuable to Cohen for services provided in connection with the First Extension and the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15%, as described elsewhere in this proxy statement/prospectus.

(7)	Such shares of Surviving Corporation Common Stock issuable in respect of 8,216,330 RMG III Private Placement Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(8)	Such shares of Surviving Corporation Common Stock issuable in respect of 9,660,000 RMG III Public Warrants pursuant the proposed terms of the Warrant Amendment, subject to change.
(9)	Such shares of Surviving Corporation Common Stock expected to be reserved under the Incentive Plan (assuming the Equity Incentive Plan Proposal is approved).
Recommendation of the RMG III Board of Directors
The RMG III Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of RMG III and RMG III shareholders and has directed that the Proposals set forth in this proxy statement be submitted to RMG III shareholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement. The RMG III Board unanimously recommends that RMG III shareholders vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal and, if presented, “FOR” the Adjournment Proposal. See the section entitled “The Business Combination—Recommendation of RMG III’s Board of Directors and Reasons for the Business Combination.”
The RMG III Board also believes that approval of each of the Warrant Amendment Proposal and the Warrant Holder Adjournment Proposal to be presented at the Warrant Holders Meeting is in the best interests of RMG III and the RMG III warrant holders and unanimously recommends that the RMG III warrant holders vote “FOR” each of the proposals. See the section entitled “The Warrant Holders Meeting.”
RMG III’s Special Meeting of Shareholders
The Special Meeting will be held at     , Eastern Time, on     , 2024, in person or by proxy at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York

10001 (or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned) or virtually via live webcast at https://www.cstproxy.com/    . At the Special Meeting, RMG III shareholders will be asked to vote on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and, if presented, the Adjournment Proposal.
Voting Power; Record Date
RMG III shareholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned RMG III Ordinary Shares at the close of business on the RMG III Record Date. RMG III shareholders are entitled to one vote for each RMG III Ordinary Share owned at the close of business on the RMG III Record Date. If RMG III shareholders’ shares are held in “street name” or are in a margin or similar account, RMG III shareholders should contact their broker, bank or other nominee to ensure that votes related to the shares they beneficially own are properly counted. RMG III Warrants do not have voting rights for the Special Meeting. As of the close of business on the RMG III Record Date, there were      RMG III Ordinary Shares issued and outstanding, of which      were issued and outstanding Public Shares.
Purpose of the Special Meeting
The Proposals presented at the Special Meeting will require the following votes:
•
The Business Combination Proposal: The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

•
The Domestication Proposal: The Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

•
The Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

•
The Director Election Proposal: The Director Election Proposal may be approved by an ordinary resolution of the holders of the RMG III Class B Ordinary Shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

•
The Stock Issuance Proposal: The Stock Issuance Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

•
The Equity Incentive Plan Proposal: The Equity Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

•
The Adjournment Proposal: The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.

Quorum and Vote of RMG III Shareholders
A quorum of RMG III shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the issued and outstanding Ordinary Shares entitled to vote at the Special Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. As of the RMG III Record Date, 6,355,390 RMG III Ordinary Shares would be required to achieve a quorum. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to establish a valid quorum.
The Initial Shareholders have agreed to vote any RMG III Ordinary Shares held by them in favor of the Proposals to be presented at the Special Meeting. As of the date of this proxy statement, the Initial Shareholders own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve each Proposal and the affirmative vote of additional Public Shares will not be required for approval of the Proposals.
Redemption Rights
Pursuant to the RMG III Governing Documents, a Public Shareholder may request that RMG III redeem all or a portion of its Public Shares for cash in connection with the Business Combination. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(a)
hold Public Shares or if you hold Public Shares through RMG III Units, you elect to separate your RMG III Units into the underlying Public Shares and RMG III Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)	submit a written request to Continental, RMG III’s transfer agent, that RMG III redeem all or a portion of your Public Shares for cash; and
(c)	tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental, RMG III’s transfer agent, electronically through DTC.
Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on     , 2024 (two business days before the Special Meeting) in order for their shares to be redeemed.
Holders of RMG III Units must elect to separate such units into the underlying Public Shares and RMG III Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their RMG III Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate such units into the underlying Public Shares and RMG III Public Warrants, or if a holder holds RMG III Units registered in its own name, the holder must contact Continental, RMG III’s transfer agent, directly and instruct them to do so. Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal.
If the Business Combination is not approved or does not proceed the Public Shares will be returned to the respective Public Shareholder, broker or bank. If the Business Combination is approved and proceeds and if the Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to Continental, RMG III’s transfer agent, RMG III will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption of Public Shares will take place immediately prior to the Domestication when a redeeming Public Shareholder’s RMG III Class A Ordinary Shares are canceled in exchange for the right to receive the cash consideration described above. Such cash will be paid to redeeming Public Shareholders promptly after consummation of the Business Combination. See “Special Meeting of RMG III — Redemption Rights” in this proxy statement for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Appraisal Rights and Dissenters’ Rights
None of RMG III shareholders, RMG III unit holders or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of RMG III’s shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. RMG III has engaged      to assist in the solicitation of proxies.
If a RMG III shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A RMG III shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of RMG III—Revoking Your Proxy.”
RMG III’s Warrant Holders Meeting
The Warrant Holders Meeting will be held at     , Eastern Time, on     , 2024, in person or by proxy at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001 (or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned) or virtually via live webcast at www.cstproxy.com/    . At the Warrant Holders Meeting, RMG III warrant holders will be asked to vote on the Warrant Amendment Proposal and, if presented, the Warrant Holders Adjournment Proposal.
Voting Power; Record Date
RMG III warrant holders will be entitled to vote or direct votes to be cast at the Warrant Holders Meeting if they owned RMG III Warrants at the close of business on the RMG III Record Date. Warrant Holders are entitled to one vote for each RMG III Warrant owned at the close of business on the RMG III Record Date. If RMG III warrant holders’ warrants are held in “street name” or are in a margin or similar account, RMG III warrant holders should contact their broker, bank or other nominee to ensure that votes related to the warrants they beneficially own are properly counted. As of the close of business on the RMG III Record Date, there were      RMG III Public Warrants outstanding and     RMG III Private Placement Warrants outstanding.
Purpose of the Warrant Holders Meeting
The Proposals presented at the Warrant Holders Meeting will require the following votes:
•
The Warrant Amendment Proposal: The Warrant Amendment Proposal may be approved by an affirmative vote of the holders of at least 65% of each of (i) the then outstanding RMG III Public Warrants and (ii) the then outstanding RMG III Private Placement Warrants, each voting separately as a class.

•
The Warrant Holders Adjournment Proposal: The Adjournment Proposal may be approved by an affirmative vote of at least 50% of the holders of the RMG III Warrants represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting.

Quorum and Vote of RMG III Warrant Holders
A quorum of RMG III warrant holders is necessary to hold a valid meeting. A quorum will be present at the Warrant Holders Meeting if the holders of at least 50% of the outstanding RMG III Warrants are represented in person (which would include presence at a virtual meeting) or by proxy. As of the RMG III Record Date,      RMG III Warrants would be required to achieve a quorum. Accordingly, it is expected that the RMG III Warrants held by the Initial Shareholders will be sufficient to establish a valid quorum.
As of the RMG III Record Date, the Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of the holders of at least 65% of the outstanding RMG III Public Warrants will be required to approve the Warrant Amendment Proposal.

RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates Have Financial Interests in the Business Combination
Certain of RMG III’s executive officers and certain non-employee directors, as well as the Sponsor and its affiliates, may have interests in the Merger that may be different from, or in addition to, the interests of RMG III shareholders and RMG III warrant holders generally. These interests include, among other things:
•
The Sponsor paid an aggregate of $12,349,495 for its purchases of the Founder Shares and the RMG III Private Placement Warrants. Prior to the Initial Public Offering, the Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000. Subsequently, RMG III effectuated a 5-for-6 share split of the RMG III Class B Ordinary Shares, resulting in an aggregate outstanding amount of 12,075,000 Founder Shares outstanding. Simultaneously with the consummation of the Initial Public Offering, the Sponsor purchased 8,216,330 RMG III Private Placement Warrants for an aggregate purchase price of $12,324,495 in a private placement. A portion of the proceeds from the sale of the RMG III Private Placement Warrants was added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Business Combination with H2B2 or another business combination is not consummated within the Completion Window, RMG III will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of the remaining RMG III shareholders and the RMG III Board, dissolving and liquidating. In such event, the 12,075,000 Founder Shares held by the Initial Shareholders would be worthless because the Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Additionally, in such event, the 8,216,330 RMG III Private Placement Warrants will also expire worthless. The Founder Shares had an aggregate market value of $     based upon the closing price of $     per share of RMG III Class A Ordinary Shares on Nasdaq on the RMG III Record Date. The RMG III Private Placement Warrants had an aggregate market value of approximately $     based upon the closing price of $     per Public Warrant on the Nasdaq on the RMG III Record Date.

•
In order to finance transaction costs in connection with a business combination, the Sponsor, members of the RMG III founding team or any of their affiliates may, but are not obligated to (other than pursuant to the January 2022 Note and the July 2022 Note), make certain working capital loans as may be required. On January 19, 2022, RMG Acquisition Management, agreed to lend RMG III up to an aggregate of $500,000 for working capital purposes, pursuant to the January 2022 Note, an unsecured, non-interest bearing promissory note. The January 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. On July 27, 2022, RMG Acquisition Management agreed to lend RMG III up to an aggregate of $475,000 for working capital purposes, pursuant to the July 2022 Note, an unsecured, non-interest bearing promissory note. The July 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. In the event that the Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the January 2022 Note and the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the January 2022 Note and the July 2022 Note. The January 2022 Note and the July 2022 Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, RMG III has borrowed $500,000 under the January 2022 Note and $350,000 under the July 2022 Note. If RMG III does not complete a business combination by the end of the Completion Window, there will not be sufficient assets to repay the outstanding balance under the January 2022 Note and the July 2022 Note, and the January 2022 Note and the July 2022 Note will be worthless.

•
There will be no finder’s fees, reimbursements or cash payments made by RMG III to the Sponsor or RMG III’s officers or directors, or RMG III’s or any of their affiliates, for services rendered to RMG III prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities and administrative and support services and repayments of any outstanding balance of the January 2022 Note and the July 2022 Note, as described above. RMG III’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on RMG III’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on RMG III’s behalf. However, if RMG III fails to consummate a business combination by the end of the Completion Window, RMG III’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, RMG III may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of     , 2024, $     was outstanding in out-of-pocket expense reimbursements. Additionally, under the Administrative Services Agreement, RMG Acquisition Management is entitled to $20,000 per month for office space, utilities, administrative and support services provided to RMG III’s management team, which commenced on February 4, 2021 and will continue through the earlier of consummation of a business combination and RMG III’s liquidation. The Company incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2023, respectively. The Company had $240,000 and $120,000 recorded in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.
•
RMG III’s existing directors and officers will be eligible for continued indemnification and continued coverage under RMG III’s directors’ and officers’ liability insurance after the Business Combination pursuant to the Merger Agreement.

•
In the event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated February 4, 2021, among RMG III, the Sponsor and RMG III’s officers and directors, to indemnify and hold harmless RMG III against any and all losses, liabilities, claims, damages and expenses to which RMG III may become subject as a result of any claim by (i) any third party for services rendered or products sold to RMG III or (ii) a prospective target business with which RMG III has entered into an acquisition agreement; provided that such indemnification of RMG III by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to RMG III or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of RMG III Class A Ordinary Shares or (ii) such lesser amount per RMG III Class A Ordinary Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay taxes, expenses related to the administration of the Trust Account and limited withdrawals for working capital, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under RMG III’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. If RMG III consummates the Business Combination, on the other hand, RMG III will be liable for all such claims.

•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, subject to certain exceptions, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

•	Subject to certain limited exceptions, the Surviving Corporation Common Stock held by the Sponsor will not be transferable following the Closing until the date that is 180 days after the Closing.
•
The Sponsor (including RMG III’s directors, officers and Initial Shareholders and their permitted transferees) owns RMG III Private Placement Warrants which, in the event the Warrant Amendment Proposal is approved prior to the Effective Time, will be converted into the right to receive up to 0.075 shares of Surviving Corporation Common Stock per RMG III Private Placement Warrant.

•
Certain of RMG III’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of RMG III’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. RMG III does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine RMG III’s ability to complete a business combination. The Existing Articles provide that RMG III renounces any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of RMG III has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to RMG III and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to RMG III. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, RMG III does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.
Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Surviving Corporation Common Stock trades below the price initially paid for the RMG III Units in the Initial Public Offering and the Public Shareholders and Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for RMG III to, rather than liquidate if it fails to complete an initial business combination by the end of the Completion Window, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Founder Shares.
The RMG III Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination and the Warrant Amendment be approved by RMG III shareholders and RMG III warrant holders. See the section entitled “The Business Combination—Interests of RMG III’s Directors and Executive Officers and the Sponsor and its Affiliates in the Business Combination.” The RMG III Board concluded that the Merger Agreement and the Business Combination are fair from a financial point of view to and in the best interests of RMG III and RMG III shareholders. In view of the wide variety of factors considered by the RMG III Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the RMG III Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the RMG III Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The RMG III Board evaluated the reasons described above with the assistance of RMG III’s outside advisors. In considering the factors described above and any other factors, individual members of the RMG III Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the RMG III Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Merger Agreement and (ii) determined that the Business Combination and the other transactions contemplated by the Merger Agreement are in the best interests of RMG III and RMG III shareholders. The RMG III Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of RMG III and RMG III warrant holders.
H2B2’s Directors and Officers Have Financial Interests in the Business Combination
Certain of H2B2’s executive officers and non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of RMG III shareholders and H2B2 Securityholders, generally. The members of the H2B2 Board were aware of and considered these interests to the extent that such interests existed at the time, among other matters, when they approved the Merger Agreement and recommended that H2B2 Stockholders adopt the Merger Agreement and approve the Merger. See “The Business Combination—Interests of H2B2’s Directors and Executive Officers in the Business Combination.”
Appraisal Rights and Dissenters’ Rights
None of RMG III shareholders, RMG III unit holders or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of the RMG III shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination assuming no further redemptions. Where actual amounts are not known or knowable, the figures below represent H2B2 and RMG III’s good faith estimate of such amounts assuming a Closing as of September 30, 2023.
Sources		Uses
($ in thousands)
RMG III Cash*	$6,966	Transaction Accounting Costs***	$19,325
Cash from H2B2	$11,535	Cash to Balance Sheet	$26,301
Cash from convertible debt**	$27,125
Total Sources	$45,626	Total Uses	$45,626
The following table summarizes the sources and uses for funding the Business Combination assuming RMG III shareholders exercise their redemption rights and assuming maximum redemptions. Where actual amounts are not known or knowable, the figures below represent H2B2 and RMG III’s good faith estimate of such amounts assuming a Closing as of September 30, 2023.
Sources		Uses
($ in thousands)
RMG III Cash*	$6,966	Transaction Accounting Costs***	$19,325
Cash from H2B2	$11,535	Cash to Balance Sheet	$19,645
Cash from convertible debt**	$27,125	Maximum Right’s Redemption	$6,655
Total Sources	$45,626	Total Uses	$45,626
*	The amount of RMG III Cash reflects the amount in RMG III’s Trust Account and RMG III’s cash on the balance sheet, each as of September 30, 2023.
**
See Footnotes (4) to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023 included as part of the section entitled “Unaudited Pro Forma Combined Financial Information” for further detail.

***
See the Footnotes to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023 included as part of the section entitled “Unaudited Pro Forma Combined Financial Information” for further detail.

U.S. Federal Income Tax Considerations
For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”
Expected Accounting Treatment
The Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of RMG III as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of the Surviving Corporation immediately following the Domestication will be the same as those of RMG III immediately prior to the Domestication.
The Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RMG III will be treated as the acquired company for accounting purposes, whereas H2B2 will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of H2B2 issuing shares for the net assets of RMG III, accompanied by a recapitalization.
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC, and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the parties’ respective Notification and Report Forms with the Antitrust Division and the FTC, unless early termination is granted.

At any time before or after consummation of the Business Combination, notwithstanding the expiration or termination of the waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign governmental authority, could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. RMG III cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority or private party will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, RMG III cannot assure you as to its result.
Neither RMG III nor H2B2 is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Emerging Growth Company
RMG III is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in RMG III’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. RMG III has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, RMG III, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare RMG III’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
RMG III will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (1) following the fifth anniversary of the closing of the Initial Public Offering, (2) in which RMG III has total annual gross revenue of at least $1.235 billion or (3) in which RMG III is deemed to be a large accelerated filer, which means the market value of RMG III’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter and (ii) the date on which RMG III has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.
Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each of RMG III and H2B2 to complete the Business Combination are subject to the satisfaction or waiver at or prior to the closing of the following conditions: (i) approval of the Business Combination and related agreements and transactions by RMG III shareholders and the stockholders of H2B2, (ii) approval of the Warrant Amendment by RMG III warrant holders, (iii) the expiration or termination of any applicable waiting period under the HSR Act, (iv) the absence of any legal restraints on the Closing, (v) this Registration Statement on Form S-4 having been declared effective by the SEC, (vi) receipt of conditional approval for listing on the Nasdaq for the shares of Surviving Corporation Common Stock to be issued in connection with the Merger and (vii) the consummation of the Capital Raise Transaction, as described in detail in the accompanying proxy statement/prospectus. See the section entitled “The Merger Agreement—Conditions to Closing of the Business Combination—Conditions to Each Party’s Obligations” for more information.
Conditions to Obligations of RMG III
The obligations of RMG III to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions: (i) the accuracy of the representations and warranties of H2B2 as of the date of the Merger Agreement and as of the Closing, (ii) each of the covenants of H2B2 having been performed in all material respects, (iii) the absence of any continuing H2B2 Material Adverse Effect after the date of the Merger Agreement and (iv) the delivery to RMG III of the required documentation as set forth in the Merger Agreement. See the section entitled “The Merger Agreement—Conditions to Closing of the Business Combination—Conditions to the Obligations of RMG III” for more information.
Conditions to Obligations of H2B2
The obligations of H2B2 to complete the Business Combination are also subject to the satisfaction or waiver by H2B2 of the following conditions: (i) the accuracy of the representations and warranties of RMG III as of the date of the Merger Agreement and as of the Closing, (ii) each of the covenants of RMG III having been performed in all material respects, (iii) completion of the Domestication and (iv) the delivery to H2B2 or the exchange agent, as applicable, of the required documentation as set forth in the Merger Agreement. See the section entitled “The Merger Agreement—Conditions to Closing of the Business Combination—Conditions to the Obligations of H2B2” for more information.
No Solicitation
H2B2
Between the date of the Merger Agreement and the Closing, H2B2 and its subsidiaries will use reasonable best efforts to cause its representatives not to (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction, except, in each case, in relation to the Capital Raise Transaction.
RMG III
Between the date of the Merger Agreement and the Closing, RMG III will not, and will instruct its representatives, (i) not to (x) make any proposal or offer that constitutes an initial business combination, (y) initiate any discussions or negotiations with any person with respect to such initial business combination or (z) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to such initial business combination, in each case, other than to or with H2B2 and its respective representatives and (ii) to immediately cease and terminate any such negotiations ongoing as of the date of the Merger Agreement.
Representations and Warranties
The Merger Agreement contains customary representations and warranties by RMG III and H2B2. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing, except in the case of claims against a person in respect of such person’s actual fraud. See the section entitled “The Merger Agreement—Representations and Warranties” for more information.
Covenants
The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) RMG III to approve and adopt the Incentive Plan that provides for grants of awards to eligible service providers, (iii) RMG III to take certain actions to obtain the requisite approval of RMG III shareholders of certain proposals regarding the Business Combination (including the Domestication), (iv) RMG III to take all commercially reasonable actions necessary to obtain a further extension of its liquidation deadline if Closing has not occurred by June 28, 2023, (v) RMG III to amend, or cause to be amended, the Warrant Agreement to effectuate the Warrant Amendment and (vi) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies. See the section entitled “The Merger Agreement—Covenants” for more information.
Termination
The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of RMG III and H2B2, (ii) by H2B2, (a) if certain approvals of RMG III shareholders and RMG III warrant holders, to the extent required under the Merger Agreement, are not obtained as set forth therein, (b) if there is a modification in recommendation by the RMG III Board for the Proposals, or (c) if prior to completion of the Capital Raise Transaction, a Capital Raise Investor or group of Capital Raise Investors, whose binding commitments to fund such Capital Raise Transaction represent at least the Minimum Investment Amount (as defined in the section entitled “The Merger Agreement—Termination”), object to the Merger and deliver a written notice to the H2B2 Board by no later than fifteen days following execution of definitive agreements relating to the Capital Raise Transaction, (iii) by RMG III (a) if the H2B2 Stockholder Approval is not obtained or (b) if a H2B2 Stockholder exercises any right or takes any action required to satisfy the conditions or any closing deliverables pursuant to the Merger Agreement that prevents consummation of the Business Combination, (iv) by either RMG III or H2B2 in certain other circumstances set forth in the Merger Agreement, including (a) if any governmental authority has issued or otherwise entered a final, non-appealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger or (b) in the event of certain uncured breaches by the other party. See the section entitled “The Merger Agreement—Termination” for more information.
Reimbursement Fee
H2B2 will be required to pay RMG III a reimbursement fee amounting to $3,300,000 in the following circumstances, and as further described in the Merger Agreement: (i) if H2B2 terminates the Merger Agreement pursuant to an objection by a Capital Raise Investor or a group of Capital Raise Investors as described above, and, following termination of the Merger Agreement, H2B2 consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount; (ii) if RMG III terminates the Merger Agreement because either (a) certain approvals of the H2B2 Stockholders were not obtained, or (b) any H2B2 Stockholder exercises any right, takes any action, or fails to take any action, required to satisfy the conditions or closing deliverables set forth in the Merger Agreement, that prevents the consummation of the Business Combination, and, in each of (a) and (b), following termination of the Merger Agreement, H2B2 consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount; or (iii) if the Capital Raise Transaction is not consummated with a Capital Raise Amount of at least the Minimum Investment Amount, and the Merger Agreement is terminated by written consent of the parties to it or because Closing did not occur by the Agreement End Date (defined in the section entitled “The Merger Agreement—Termination” below), but within six months following termination, H2B2 obtains commitments from Capital Raise Investor(s) which, when aggregated with any Capital Raise Transaction entered into prior to termination of the Merger Agreement and completed thereafter, is equal to or exceeds the Minimum Investment Amount.
Amendment to the Merger Agreement
On December 15, 2023, the parties to the Merger Agreement agreed to amend certain terms of the Merger Agreement, to reflect the following terms, among others:
•	Base Purchase Price. The definition of Base Purchase Price was removed.
•	Closing Date Purchase Price. The definition of Closing Date Purchase Price was amended to a fixed purchase price of $400,000,000.
•	AVR Option Amount. All references to the AVR Option Amount were removed from the calculation of the Closing Date Purchase Price and Minimum Investment Amount.

•	Minimum Investment Amount. The Minimum Investment Amount was reduced from $40,000,000 to $30,000,000.
•
10% Premium. The ten percent (10%) premium to the Closing Date Purchase Price in the event that the Capital Raise Amount exceeded $15,000,000 was removed from the definition of Closing Date Purchase Price (which became a fixed purchase price of $400,000,000).

•
Minimum Net Tangible Assets Condition. The condition precedent to closing of the Merger that RMG III will have at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) was removed.

•
Conversion of RMG III Class B Ordinary Shares. The definition of Founder Consideration Shares and other related sections of the Merger Agreement were amended to reflect the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. The covenant relating to the Warrant Amendment was amended to clarify that RMG III will, following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and Private Placement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•
Director Nominees. The covenant relating to the composition of the Surviving Corporation Board was amended to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, (x) five (5) of whom will be designated by H2B2 and (y) one (1) of whom will be designated by RMG III, in each case by written notice to the other party as soon as reasonably practicable following the date of the Merger Agreement and (ii) three (3) director nominees to be designated by H2B2.

Other Agreements
Sponsor Support Agreement
On May 9, 2023, RMG III entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.
The Sponsor Support Agreement will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of RMG III and (c) the written agreement of RMG III, the Sponsor and H2B2. See the section entitled “Other Agreements—Sponsor Support Agreement” for more information.
Company Support Agreement
On May 9, 2023, in connection with the execution of the Merger Agreement, RMG III entered into the Company Support Agreement with H2B2 and certain H2B2 Stockholders. The H2B2 Stockholders who have executed the Company Support Agreement hold a majority of the shares of H2B2 Common Stock and such shares exceed the minimum voting power required to approve the Business Combination. Pursuant to the Company Support Agreement, upon the terms and subject to the conditions set forth therein, each H2B2 Stockholder agreed, among other things, to vote in favor of approving and adopting the Merger Agreement, the other agreements contemplated thereunder and the transactions contemplated thereby.
The Company Support Agreement will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of RMG III, and (c) as to each H2B2 Stockholder, the written agreement of RMG III, H2B2 and such H2B2 Stockholder.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, the Surviving Corporation, the Sponsor, and certain H2B2 Stockholders will enter into a Registration Rights Agreement, pursuant to which the Surviving Corporation will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Surviving Corporation Common Stock and other equity securities of the Surviving Corporation that are held by the parties from time to time. See the section entitled “Other Agreements—Registration Rights Agreement” for more information.

Lock-Up Agreement
The Merger Agreement contemplates that, at Closing, RMG III will enter into Lock-Up Agreements with the Sponsor and certain former stockholders of H2B2, in each case, which will restrict the transfer of (i) a number of shares of Surviving Corporation Common Stock held by such securityholder, as set forth in the Lock-Up Agreement, immediately after the Effective Time, (ii) any shares of Surviving Corporation Common Stock held issuable upon the exercise or settlement, as applicable of Surviving Corporation Options held by a securityholder immediately after the Effective Time, or (iii) any other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock held by a securityholder immediately after the Effective Time. The Lock-Up Agreements will restrict the transfer of the Lock-Up Shares until the date that is 180 days after Closing, subject to limited exceptions and the early release provisions set forth under the Lock-Up Agreements. See the section entitled “Other Agreements—Lock-Up Agreement” for more information.
RMG III Nasdaq Listing
The RMG III Class A Ordinary Shares, RMG III Units and RMG III Public Warrants are listed on Nasdaq under the symbols “RMGC,” “RMGCU” and “RMGCW,” respectively. Following the Closing, the Surviving Corporation Common Stock will be listed on Nasdaq under the proposed symbol “HHBB.” RMG III Units will be delisted and deregistered following the Closing.
Summary Risk Factors
You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the Proposals presented herein. In particular, you should consider the risk factors described in the section entitled “Risk Factors” in this proxy statement/prospectus. Such risks include, but are not limited to:
Risks related to the business of H2B2, including that:
•
H2B2 is an early-stage company with a history of losses and expects to incur significant expenses and continuing losses for several years. H2B2 has yet to achieve positive operating cash flow and, given its projected funding needs, its ability to generate positive cash flow is uncertain.

•	H2B2’s limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.
•	H2B2’s business, financial condition, results of operations, cash flow and prospects depend on the level of development and production activity in the hydrogen industry.
•	The growth of H2B2’s business depends upon sourcing new projects and its ability to continue to take pipeline projects to completion.
•
H2B2 faces risks and uncertainties when developing electrolyzers and green hydrogen projects and it may fail to successfully deliver electrolyzers and other services of sufficient quality, on schedule and at scale which may result in delayed or canceled payment, increased costs, termination of customer contracts, reputation damage and deteriorating customer relationships.

•
H2B2 may be unable to develop effective new technologies for hydrogen production, or to obtain, protect, or enforce its rights in its existing proprietary technology now or in the future, which may impact its ability to compete in the green hydrogen industry.

•
The markets for electrolysis solutions and green hydrogen are emerging markets and their development is dependent on the development of a commercialized market for green hydrogen, broad decarbonization efforts, an increase of renewable energy production and technological development of end-user applications of green hydrogen, which will require continuous long-term outside investments and is subject to general macroeconomic conditions.

•	The green hydrogen market is dependent on specific changes to regulations and policies that have not yet been developed.
•	H2B2’s products have not been on the market for the full length of their expected lifetime and its products may not maintain the performance standards that H2B2 and its customers are expecting.
•	The development, construction, maintenance and operation of H2B2’s projects require governmental and other regulatory approvals and permits, including environmental approvals and permits.

•
H2B2 currently owns or has interests in, and in the future may acquire, certain assets in which it has limited control over management decisions, including through joint ventures, and its interests in such assets may be subject to transfer or other related restrictions.

•
Errors may occur in H2B2’s assembly and production processes, as well as in connection with installation, operation and maintenance, which could cause its electrolyzers to be defective or flawed or impact its hydrogen product facilities.

•	H2B2’s EPC operations, as well as its warranties and guarantees, expose it to certain risks, including any unexpected warranty and production guarantee claims.
•
Changes in technology, including any rise in the popularity of alternatives to green hydrogen, may render H2B2’s technologies obsolete and there is no guarantee that newly developed technologies that H2B2 invests in will perform as anticipated.

•	The green hydrogen market is subject to global competition from both established multinational conglomerates and low-cost electrolyzer producers.
•
Green hydrogen has not yet reached price parity with fossil fuels and derived energy carriers, which is critical for the commercialization of green hydrogen, and it may not reach price parity in the foreseeable future or at all.

•	H2B2 faces growing competition from traditional and renewable energy companies in developing hydrogen energy projects.
•	H2B2 may not be able to benefit from synergies from localized green hydrogen “hubs” or “Hydrogen Valleys” to the same extent as its competitors.
•
Attractive offtake terms may become unavailable, or H2B2’s offtakers may be unable or unwilling to fulfill or renew their contractual obligations with H2B2, which would adversely affect its business and growth.

•	H2B2 has determined that its continuing operating losses and negative cash flows from operations raises substantial doubt about its ability to continue as a “going concern.”
•
H2B2 has identified certain material weaknesses in its internal control over financial reporting. If H2B2 is unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in H2B2 and materially and adversely affect its stock price, business and operating results.

•	H2B2’s projects depend, and will depend, on third-party service providers to deliver high-quality products at prices similar to historical levels.
•
Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing and operating H2B2’s projects, which could adversely affect H2B2’s partner relationships or adversely affect its growth.

•	H2B2’s projects and the industry in which it operates are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with energy regulations.
•
Green hydrogen markets may face a rapidly evolving regulatory framework, which replaces or alters existing regulatory frameworks, and the dynamics of green hydrogen markets and electrolyzer markets may be changed significantly as a result thereof.

•
Amendments to, or the enactment of, local and international laws and regulations, and industry standards that address data security and privacy, regarding the collection, distribution, use, security and storage of information, including personal information and confidential information.

•	H2B2 may not be able to obtain, or agree on, acceptable terms and conditions for government grants, loans and other incentives for which H2B2 may apply.
•	Economic conditions in the EU and Spain could have a material adverse effect on H2B2’s business, financial condition, results of operations, cash flow and prospects.

Risks related to being a public company, including that:
•
The market price of shares of Surviving Corporation Common Stock may be volatile or may decline regardless of the Surviving Corporation’s operating performance. You may lose some or all of your investment.

•	The Surviving Corporation does not intend to pay dividends on Surviving Corporation Common Stock for the foreseeable future.
•
If securities or industry analysts do not publish research or reports about the Surviving Corporation’s business or the Business Combination or publish negative reports, the market price of Surviving Corporation Common Stock could decline.

•
The Surviving Corporation’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. The Surviving Corporation’s failure to raise capital when needed could harm its business, operating results and financial condition. Debt issued to raise additional capital may reduce the value of Surviving Corporation Common Stock.

•
The issuance of additional shares of Surviving Corporation Common Stock or convertible securities could make it difficult for another company to acquire the Surviving Corporation, may dilute your ownership of the Surviving Corporation and could adversely affect the price of Surviving Corporation Common Stock.

•
Future resales of Surviving Corporation Common Stock after the consummation of the Business Combination may cause the market price of the Surviving Corporation’s securities to drop significantly, even if the Surviving Corporation’s business is doing well.

•
The Surviving Corporation will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make Surviving Corporation Common Stock less attractive to investors.

•	The Surviving Corporation’s management has limited experience in operating a public company.
Risks relating to the Business Combination, including that:
•	The market price of shares of Surviving Corporation Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of Public Shares.
•
There can be no assurance that Surviving Corporation Common Stock will be approved for listing on Nasdaq or that Surviving Corporation Common Stock will be able to comply with the continued listing standards of Nasdaq.

•
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•	H2B2 will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.
•	RMG III directors and officers may have interests in the Business Combination different from the interests of Public Shareholders and Public Warrant holders.
•	The Sponsor has interests in the Business Combination different from the interests of Public Shareholders and Public Warrant holders.
•
RMG III has not obtained a third-party valuation or a fairness opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to RMG III or RMG III shareholders from a financial point of view.

•
Because H2B2 will become a publicly traded company through the Business Combination rather than an underwritten initial public offering, the scope of due diligence conducted may be different from that conducted by an underwriter in an underwritten initial public offering.

•	The Business Combination will result in changes to the board of directors that may affect the Surviving Corporation’s strategy.
•	The Merger Agreement contains provisions that limit RMG III from seeking an alternative business combination.
•
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

•	RMG III and H2B2 will incur transaction costs in connection with the Business Combination.
•	RMG III shareholders will have their rights as RMG III shareholders governed by the Proposed Organizational Documents.
•	The Sponsor has agreed to vote in favor of each of the Proposals presented at the Special Meeting, regardless of how Public Shareholders vote.
•
RMG III’s and H2B2’s ability to consummate the Business Combination, and the operations of the Surviving Corporation following the Business Combination, may be materially adversely affected by COVID-19.

Risks relating to redemption, including that:
•
If third parties bring claims against RMG III, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by RMG III shareholders may be less than $10.00 per share.

•
Public Shareholders who redeem their RMG III Class A Ordinary Shares may continue to hold any RMG III Public Warrants they own, which would result in additional dilution to non-redeeming holders upon exercise of the RMG III Public Warrants.

•
RMG III’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Shareholders.

•
There is no guarantee that a Public Shareholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such Public Shareholder in a better future economic position.

•
If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

•
If, before distributing the proceeds in the Trust Account to Public Shareholders, RMG III files a bankruptcy petition or an involuntary bankruptcy petition is filed against RMG III that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of RMG III shareholders and the per share amount that would otherwise be received by RMG III shareholders in connection with RMG III’s liquidation may be reduced.

•
If, after RMG III distributes the proceeds in the Trust Account to Public Shareholders, RMG III files a bankruptcy petition or an involuntary bankruptcy petition is filed against RMG III that is not dismissed, a bankruptcy court may seek to recover such proceeds, and RMG III and the RMG III Board may be exposed to claims of punitive damages.

•
RMG III may redeem your unexpired RMG III Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your RMG III Public Warrants worthless, and the RMG III Private Placement Warrants have different cashless exercise rights than other warrants, including RMG III Public Warrants, issued by RMG III.

Risks relating to ownership of Surviving Corporation Common Stock following the Business Combination, including that:
•
Subsequent to the consummation of the Business Combination, the Surviving Corporation may be required to take write-downs or write-offs, or the Surviving Corporation may be subject to restructuring, impairment or other charges that could have a significant negative effect on the Surviving Corporation’s financial condition, results of operations and the price of the Surviving Corporation’s securities, which could cause you to lose some or all of your investment.

•
Delaware law and the Proposed Organizational Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Risks if the Domestication and Business Combination are not consummated, including that:
•
If RMG III is not able to complete the Business Combination with H2B2 by the Completion Window and does not obtain an additional extension, RMG III would be required to cease all operations except for the purpose of winding up and RMG III would redeem 100% of the Public Shares and liquidate the Trust Account, in which case the Public Shareholders may only receive approximately $10.50 per share and the RMG III Warrants will expire worthless.

•
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or RMG III Public Warrants, potentially at a loss.

•
If RMG III has not completed an initial business combination by the Completion Window or a valid extension thereof, Public Shareholders may be forced to wait until such time redemption from the Trust Account is possible.

•
If the net proceeds of the Initial Public Offering not being held in the Trust Account are insufficient to allow RMG III to operate through the Completion Window and RMG III is unable to obtain additional capital, RMG III may be unable to complete an initial business combination, in which case Public Shareholders may only receive $10.50 per share and the RMG III Warrants will expire worthless.

Risks related to taxation, including that:
•	The Domestication may result in adverse tax consequences for holders of RMG III Class A Ordinary Shares and RMG III Warrants.
Information about RMG III
RMG Acquisition Corp. III is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The RMG III Units, Public Shares and RMG III Public Warrants are currently listed on Nasdaq under the symbols “RMGCU,” “RMGC” and “RMGCW,” respectively. The mailing address of RMG III’s principal executive office is 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140 and its telephone number is (786) 359-4103.
Information about H2B2
H2B2 is a global green hydrogen platform that provides bespoke integrated solutions to its customers across the whole hydrogen value chain. H2B2’s customer-centric, one-stop shop offering enables seamless and effective support through the entire lifecycle of a hydrogen production facility (including the identification of the opportunity, R&D, design, EPC, and operation and maintenance services for the hydrogen facility), and complete solutions for transportation, storage, and sale of green hydrogen.
H2B2’s global strategy aims to offer its products and services in regulated markets where hydrogen is expected to play a key role in decarbonizing mobility and industrial activities, among other sectors of the economy, and for hydrogen storage solutions to secure energy independence. H2B2’s target markets include EMEA, the Americas and APAC, where it has built a robust and diversified project pipeline and identified significant growth opportunities. In light of its proprietary technologies and successful track record in delivering large-scale projects, H2B2 believes it is positioned to continue providing curated solutions that satisfy its customers’ needs and expectations while being at the forefront of green hydrogen’s growth as a leading OEM, project developer, EPC provider, O&M provider and producer in the green hydrogen sector.

The mailing address of H2B2’s principal executive office is 300 Delaware Ave Ste 210-A, Wilmington, DE 19801. H2B2 can be reached by phone at +34 912 811 058, and by e-mail at info@h2b2.es. Its website is https://www.h2b2.es/.
Summary Historical Financial Data For RMG III
The information presented below is derived from the 2023 Unaudited Condensed Financial Statements of RMG III and the 2022 Audited Consolidated Financial Statements of RMG III included elsewhere in this proxy statement/prospectus.
RMG III’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. The selected financial information set out below is a summary only. It may not contain all the information that is important to prospective investors and, accordingly, should be read in conjunction with “Risk Factors,” “RMG III Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the 2023 Unaudited Condensed Financial Statements of RMG III and the 2022 Audited Consolidated Financial Statements of RMG III, included in this proxy statement/prospectus.

RMG ACQUISITION CORP. III CONDENSED BALANCE SHEETS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
	September 30, 2023	December 31, 2022
	Unaudited
Assets:
Current assets:
Cash	$310,838	$22,339
Prepaid expenses	51,374	50,892
Total current assets	362,212	73,231
Cash and investments held in Trust Account	6,655,195	487,268,822
Total Assets	$7,017,407	$487,342,053
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$33,367	$153,571
Accrued expenses	7,600,457	899,845
Accrued expenses - related party	240,000	120,000
Total current liabilities	7,873,824	1,173,416
Deferred legal fees	250,000	250,000
Deferred underwriting commissions	6,762,000	16,905,000
Convertible working capital loan - related party	850,000	500,000
Derivative warrant liabilities	2,323,923	536,300
Total liabilities	18,059,747	19,364,716
Commitments and Contingencies
Class A ordinary shares; 635,778 and 48,300,000 shares subject to possible redemption at $10.00 and $10.09 per share at September 30, 2023 and December 31, 2022, respectively	6,357,780	487,168,822
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at September 30, 2023 and December 31, 2022, respectively	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized at September 30, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 12,075,000 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	1,208	1,208
Additional paid-in capital	9,585,984	—
Accumulated deficit	(26,987,312)	(19,192,693)
Total shareholders’ deficit	(17,400,120)	(19,191,485)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$7,017,407	$487,342,053

RMG ACQUISITION CORP. III UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$1,455,011	$293,696	$7,993,065	$1,408,870
Loss from operations	(1,455,011)	(293,696)	(7,993,065)	(1,408,870)
Other income:
Change in fair value of derivative liabilities	(355,739)	(697,008)	(1,787,623)	12,181,745
Reduction in deferred underwriter commissions	—	—	440,592	—
Interest income - bank	1,048	—	1,330	—
Interest expense	—	(2,468)	—	(6,614)
Investment income earned on cash and investments held in Trust Account	63,138	2,179,997	1,562,977	2,880,650
Total other (expense) income, net	(291,553)	1,480,521	217,276	15,055,781
Net (loss) income	$(1,746,564)	$1,186,825	$(7,775,789)	$13,646,911
Weighted average Class A ordinary shares, basic and diluted	743,298	48,300,000	2,768,541	48,300,000
Basic and diluted net (loss) income per ordinary share, Class A	$(0.14)	$0.02	$(0.52)	$0.23
Weighted average Class B ordinary shares, basic and diluted	12,075,000	12,075,000	12,075,000	12,075,000
Basic and diluted net (loss) income per ordinary share, Class B	$(0.14)	$0.02	$(0.52)	$0.23

RMG ACQUISITION CORP. III UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022
	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(7,775,789)	$13,646,911
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative liabilities	1,787,623	(12,181,745)
Interest expense	—	6,614
Investment income earned on cash and investments held in Trust Account	(1,562,977)	(2,880,650)
Reduction in deferred underwriting commissions	(440,592)	—
Changes in operating assets and liabilities:
Prepaid expenses	(482)	400,249
Accounts payable	(120,204)	62,745
Accrued expenses - related party	120,000	60,000
Accrued expenses	6,700,612	351,153
Net cash used in operating activities	(1,291,809)	(534,723)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for working capital purposes	1,230,308	27,010
Cash withdrawn from Trust Account in connection with redemption	480,946,296	—
Net cash provided by investing activities	482,176,604	27,010
Cash Flows from Financing Activities:
Proceeds from convertible promissory note - related party	350,000	500,000
Redemption of common stock	(480,946,296)	—
Net cash (used in) provided by financing activities	(480,596,296)	500,000
Net (decrease) increase in cash	288,499	(7,713)
Cash - beginning of the period	22,339	93,599
Cash - end of the period	$310,838	$85,886
Supplemental disclosure of non-cash investing and financing activities:
Increase in value of Class A common stock subject to possible redemption	$135,254	$2,765,952
Reduction in deferred underwriting fee payable	$9,702,408	—
Summary Historical Financial Data For H2B2
The information presented below is derived from the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus.
H2B2’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. The selected financial information set out below is a summary only. It may not contain all the information that is important to prospective investors and, accordingly, should be read in conjunction with “Risk Factors,” “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2, included in this proxy statement/prospectus.

Consolidated Statements of Operations for the Periods Indicated Below
	Three-month period ended September 30,		Nine-month period ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022	2021
	(unaudited)		(unaudited)
Product sales	$765,272	$408,999	$7,932,684	$1,646,000	$3,491,673	$961,607
Cost of sales	706,042	372,924	7,924,701	1,375,548	3,042,412	815,956
Gross profit	59,230	36,075	7,983	270,452	449,261	145,651
Operating expenses:
Research and development	723,436	251,048	1,894,644	908,545	1,333,961	588,281
Selling, general and administrative	2,883,447	835,041	7,403,238	2,383,248	3,904,132	3,220,510
Depreciation and amortization of long-lived assets	51,700	38,576	134,151	49,332	88,257	24,178
Income from grants	1,004,131	113,748	1,709,387	530,903	801,991	242,170
Losses from unconsolidated investments	(124,100)	—	(131,132)	—	—	—
Loss from operations	(2,719,322)	(974,842)	(7,845,795)	(2,539,770)	(4,075,098)	(3,445,148)
Other income (expense):
Other income	—	—	326,203	411,878	411,878	105,979
Interest and financial income (expense), net	(159,424)	(495,677)	(341,332)	(1,252,200)	(557,112)	(757,444)
Total other income (expense), net	(159,424)	(495,677)	(15,129)	(840,322)	(145,233)	(651,465)
Loss before income tax expense	(2,878,746)	(1,470,519)	(7,860,924)	(3,380,092)	(4,220,331)	(4,096,613)
Income tax expense	22,764	16,403	69,884	39,643	76,128	34,391
Net loss	(2,901,510)	(1,486,922)	(7,930,808)	(3,419,735)	(4,296,459)	(4,131,004)
Less: Net loss attributable to non-controlling interests	—	—	—	—	—	(253)
Net loss attributable to Stockholders	$(2,901,510)	$(1,486,922)	$(7,930,808)	$(3,419,735)	$(4,296,459)	$(4,130,751)
Net loss per share:
Net loss per share – basic	$(0.30)	$(0.15)	$(0.82)	$(0.35)	$(0.44)	$(0.50)
Net loss per share – diluted	$(0.30)	$(0.15)	$(0.82)	$(0.35)	$(0.44)	$(0.50)
Weighted average shares outstanding – basic	9,515,008	9,729,856	9,621,235	9,732,972	9,726,763	8,321,904
Weighted average shares outstanding – diluted	9,515,008	9,729,856	9,621,235	9,732,972	9,726,763	8,321,904
Consolidated Balance Sheets as of the dates indicated below
	As of
	September 30, 2023	December 31, 2022	December 31, 2021
	(unaudited)
Total assets	$36,546,097	$25,185,188	$17,446,766
Total liabilities	51,504,826	16,702,754	4,607,604
Total equity	(14,958,729)	8,482,434	12,839,162
Total liabilities and equity	$36,546,097	$25,185,188	$17,446,766

Consolidated Statements of Cash Flows for the Periods Indicated Below
	Nine-month period ended September 30,		Year ended December 31,
	2023	2022	2022	2021
	(unaudited)
Net cash (used in)/provided by:
Operating activities	$1,428,427	$(3,032,551)	$(4,712,637)	$(5,411,020)
Investing activities	(5,651,351)	(408,931)	(1,240,429)	(1,736,570)
Financing activities	(10,583,576)	(28,138)	(20,230)	9,014,233
Effect of exchange rate changes on cash and cash equivalents	129,184	(1,224,121)	(526,836)	(650,253)
(Decrease) increase in cash and cash equivalents	$6,489,836	$(4,693,741)	$(6,500,132)	$1,216,390

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a reverse capitalization in accordance with GAAP. Under this method of accounting, RMG III will be treated as the acquired company for accounting purposes, whereas H2B2 will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of H2B2 issuing shares for the net assets of RMG, accompanied by a recapitalization. The net assets of H2B2 will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of H2B2. See “Business Combination Proposal” for further detail.
The summary unaudited pro forma condensed combined balance sheet as of September 30, 2023 combines the historical consolidated condensed balance sheet of RMG III as of September 30, 2023 and the historical condensed balance sheet of H2B2 as of September 30, 2023, and gives pro forma effect to the Business Combination as if it had been consummated as of that date. The summary unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and the twelve months ended December 31, 2022 combine the historical condensed statements of operations of RMG III for the nine months ended September 30, 2023 and for the twelve months ended December 31, 2022 and the historical condensed statements of operations of H2B2 for the nine months ended September 30, 2023 and for the twelve months ended December 31, 2022, and gives pro forma effect to the Business Combination as if it had occurred as of January 1, 2022. This information should be read together with the Unaudited Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 of H2B2 and RMG III and the 2022 Audited Consolidated Financial Statements of H2B2 and 2022 Audited Financial Statements of RMG III and related notes, “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “RMG III Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Information of H2B2,” “Selected Historical Financial Information of RMG III” and other financial information included elsewhere in this proxy statement/prospectus.
The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-Business Combination company’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Unaudited Pro Forma Condensed Combined Information does not purport to project the future financial position or operating results of the post-Business Combination company following the Business Combination.
The unaudited pro forma condensed combined financial information has been prepared using the two alternatives below with respect to the potential redemption into cash of Public Shares:
•
Scenario 1 — Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to the remaining 635,778 Public Shares upon consummation of the Business Combination; and

•
Scenario 2 — Assuming Maximum Redemptions: This presentation assumes that Public Shareholders exercise their redemption rights with respect to the remaining 635,778 Public Shares upon consummation of the Business Combination at a redemption price of approximately $10.50 per share, based on the amount held in the Trust Account as of November 30, 2023. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of maximum redemptions.

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
	Nine-month period ended September 30, 2023		Year ended December 31, 2022
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
	(unaudited)
Net loss	$(19,095,318)	$ (19,095,318)	$(22,213,192)	$(22,213,192)
Weighted average shares outstanding, basic and diluted	43,682,371	43,006,011	43,682,371	43,006,011
Basic and diluted earnings per share attributable to equity holders of the parent	(0.44)	(0.44)	(0.51)	(0.52)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
	As of September 30, 2023
	Assuming No Redemptions	Assuming Maximum Redemptions
	(unaudited)
Total assets	$54,238,482	$47,583,287
Total liabilities	$79,932,076	$79,932,076
Total shareholder’s deficit	$(25,693,594)	$(32,348,789)

MARKET PRICE AND DIVIDEND INFORMATION
RMG III
The RMG III Units, Public Shares and RMG III Public Warrants are listed on Nasdaq under the symbols “RMGCU,” “RMGC” and “RMGCW” respectively.
The closing price of the RMG III Units, Public Shares and RMG III Public Warrants on May 9, 2023, the last trading day before announcement of the execution of the Merger Agreement, was $10.05, $10.07 and $0.07, respectively. As of the RMG III Record Date, the closing price of the RMG III Units, Public Shares and RMG III Public Warrants was $    , $     and $    , respectively.
Holders of the RMG III Units, Public Shares and RMG III Public Warrants should obtain current market quotations for their securities. The market price of RMG III’s securities could vary at any time before the Business Combination.
Holders
As of the date of this proxy statement/prospectus, there was one holder of record of RMG III Units, one holder of record of RMG III Class A Ordinary Shares, one holder of record of RMG III Class B Ordinary Shares and two holders of record of RMG III Warrants. See the section entitled “Beneficial Ownership of Securities” for additional information.
Dividend Policy
RMG III has not paid any cash dividends on its Public Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the Surviving Corporation subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Surviving Corporation Board. The RMG III Board is not currently contemplating and does not anticipate declaring dividends nor is it currently expected that the Surviving Corporation Board will declare any dividends in the foreseeable future. Further, the ability of the Surviving Corporation to declare dividends may be limited by the terms of financing or other agreements entered into by the Surviving Corporation or its subsidiaries from time to time.
Price Range of H2B2’s Securities
Historical market price information regarding H2B2 is not provided because there is no public market for H2B2’s securities. For information regarding H2B2’s liquidity and capital resources, see the section entitled “H2B2’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. In addition, any statements that refer to projections (including Adjusted EBITDA and cash flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. When used in this proxy statement/prospectus, words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, mean that a statement is forward-looking, but the absence of these words does not mean that a statement is not forward-looking. When RMG III and H2B2 discuss strategies or plans, including as they relate to the potential Business Combination, RMG III and H2B2 are making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, RMG III’s and H2B2’s management. Unless otherwise specified or the context otherwise requires, all references in this section to H2B2 are to H2B2 prior to the Business Combination and to the Surviving Corporation following the Business Combination.
Forward-looking statements may include, but are not limited to:
•
Statements about the parties’ ability to consummate the Business Combination, including RMG III and H2B2 being able to receive all required regulatory, third-party and shareholder approvals for the Business Combination, including RMG III warrant holder approval for the Warrant Amendment;

•
the anticipated benefits of the Business Combination, including the potential amount of cash that may be available to the Surviving Corporation upon consummation of the proposed Business Combination and the use of the net proceeds following the Redemptions;

•	the anticipated timing of the Business Combination;
•	H2B2’s expectation that Surviving Corporation Common Stock will be accepted for listing on Nasdaq following the completion of the proposed Business Combination;
•	H2B2’s history of losses and expectation to incur significant expenses and continuing losses for the foreseeable future;
•	H2B2’s limited operating history;
•	H2B2’s financial and business results depend on the level of development and production activity in the hydrogen industry;
•	H2B2’s ability to source new projects and its ability to continue to take pipeline projects to completion;
•	H2B2’s ability to develop and produce electrolyzers of sufficient quality, on a schedule and at scale;
•
the green hydrogen market’s growth, including the development of a commercialized market for green hydrogen, broad decarbonization efforts, an increase of renewable energy production and development of end-user applications of green hydrogen;

•	public and private support for the green hydrogen market;
•	risks and uncertainties in developing green hydrogen projects, including failing to successfully deliver electrolyzers and other services;
•	H2B2’s business, expansion plans and opportunities, including its ability to scale its operations and manage its future growth effectively;
•	H2B2’s ability to secure governmental and other regulatory approvals and permits, including environmental approvals and permits;
•	construction, development, maintenance and operation of H2B2’s projects involves significant risks and hazards;
•	H2B2’s future capital requirements and sources and uses of cash;
•	risks associated with H2B2’s EPC operations, including warranties and production guarantees;

•	risks related to challenges H2B2 faces as a pioneer in the highly-competitive and rapidly-evolving green hydrogen industry;
•	the ability of H2B2 to keep up with technological advancements and develop new electrolyzer technologies;
•	operational challenges related to H2B2’s services;
•	H2B2’s ability to establish critical industrial partnerships with other electrolysis industry and green hydrogen market stakeholders;
•	risks associated with offtake agreements, including sign offtake agreements with attractive offtake terms and offtakers unwilling to fulfill their contractual obligations;
•	H2B2’s ability to attract and retain key personnel;
•	H2B2’s reliance on third-party service providers and suppliers;
•	disruptions in H2B2’s supply chain;
•	H2B2’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•	potential harm caused by misappropriation of H2B2’s data and compromises in cybersecurity;
•	litigation, regulatory proceedings, complaints, product liability claims and/or adverse publicity;
•	risk associated with H2B2 being subject to Spanish laws and regulations;
•	the possibility that H2B2 may be adversely affected by other economic, business and/or competitive factors;
•	the stability of the financial and capital markets;
•	RMG III and H2B2 being able to receive all required regulatory, third-party and shareholder approvals for the proposed Business Combination;
•	the amount of Redemptions by Public Shareholders;
•
other current estimates and assumptions regarding the Business Combination and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change;

•
the amount of any Redemptions by existing holders of Public Shares being greater than expected, which may reduce the cash in Trust Account available to H2B2 upon the consummation of the Business Combination;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and/or payment of the termination fees;
•	the outcome of any legal proceedings that may be instituted against H2B2 or RMG III following announcement of the Merger Agreement;
•	the inability to consummate the Business Combination due to, among other things, the failure to obtain the RMG III Shareholder Approval;
•	the risk that the announcement and consummation of the Business Combination disrupts H2B2’s current plans;
•	the ability to recognize the anticipated benefits of the Business Combination;
•	unexpected costs related to the Business Combination;
•
the risk that the consummation of the Business Combination is substantially delayed or does not occur, including prior to the date on which RMG III is required to liquidate under the terms of the RMG III Governing Documents;

•	the effects of COVID-19 or other global health crises on H2B2’s business plans, financial condition and liquidity;
•	changes or disruptions in the securities markets;
•	legislative, political or economic developments;
•	the need to obtain permits and comply with laws and regulations and other regulatory requirements;
•	risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions;
•	the possibility of cost overruns or unanticipated expenses in development programs;
•	potential future litigation; and
•	other factors detailed in the section titled “Risk Factors.”
The forward-looking statements are based on the current expectations of the management of RMG III and H2B2, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated.
Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of H2B2 and RMG III prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed herein and attributable to H2B2, RMG III or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, each of H2B2 and RMG III undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

RISK FACTORS
In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the Proposals presented in this proxy statement/prospectus.
Risks Related to H2B2
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “H2B2,” “we,” “us,” “our” and other similar terms refer to H2B2, prior to and/or after giving effect to the Business Combination.
Risks Related to Our Business
We are an early-stage company with a history of losses and expect to incur significant expenses and continuing losses for several years. We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.
We have incurred net losses since our inception, including net losses of $4.3 million and $4.1 million for the years ended December 31, 2022 and 2021, respectively, and $7.9 million and $3.4 million for the nine months ended September 30, 2023 and September 30, 2022. We believe that we will continue to incur operating and net losses in the future until at least the time we begin significant deliveries of our electrolyzers, grow our EPC projects and expand our hydrogen production facilities, which may occur later than we expect or not at all. We do not expect to be profitable for the foreseeable future as we invest in our business, build capacity and ramp-up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Even if we are able to successfully sell our electrolyzers, grow our EPC projects and expand our hydrogen production facilities, there can be no assurance that we will be financially successful. For example, as we develop new electrolysis technology, including the development of SOEC and AEM electrolysis technologies, and continue to expand internationally with additional projects, we will require significant amounts of capital and need to manage costs effectively to sell those products or develop additional projects at our expected margins. Failure to become profitable and generate cash flow could materially and adversely affect the value of your investment. If we are ever to achieve profitability, it will be dependent upon the successful development and commercial acceptance of our electrolyzers, green hydrogen and other products and services, which may not occur. Our inability to generate positive results and cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms or at all, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive results or cash flow in the near future or at all.
Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.
We have a limited operating history in a rapidly evolving industry. We were founded in 2016, and in that same year we obtained our first PEM electrolyzer contract and began developing our first Integrated Product. As of the date of this proxy statement/prospectus, our only installed Integrated Product project is Phase I of the SoHyCal production facility, which began Phase I operations in September 2023, with a current capacity of 3 MW. While our business has grown rapidly, and much of that growth has occurred in recent periods, the markets for electrolyzers and green hydrogen and related services may not continue to develop in a manner that we expect or that otherwise would be favorable to our business.
Given our limited operating history and that the green hydrogen market is nascent and rapidly changing, there is no historical basis for effectively assessing the demand for our electrolyzers, our projects, or our profitability in the future. It is difficult and highly uncertain to predict our future revenues and appropriately budget for our expenses, and trends that may emerge in this quickly evolving industry that may be outside our visibility and may affect our business. You should consider our business and prospects in light of the risks and challenges we face as a pioneer in a quickly evolving industry, including with respect to our ability to continuously advance our electrolyzer technologies; develop safe, reliable and quality electrolyzers; procure, deliver, operate and service additional projects; turn profitable; build a globally recognized and respected brand cost-effectively; develop our SOEC and AEM electrolyzers; navigate the evolving regulatory environment; improve and maintain our operational efficiency; manage supply chain effectively; adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

While we currently focus on PEM electrolyzers, we expect our product roadmap to expand beyond PEM electrolyzers and introduce SOEC and AEM electrolyzers, with which we have less experience, and we may adjust our strategies and plans from time to time to remain competitive as a pioneer in a quickly evolving industry. There can be no assurance that such strategies will be successful or that we will be able to correctly implement them, in which case our profitability and results of operation may be adversely affected.
If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.
Our business, financial condition, results of operations, cash flow and prospects depend on the level of development and production activity in the hydrogen industry.
Demand for hydrogen and thus the interest in acquiring our services may be volatile and we expect it to be affected by numerous factors beyond our control, including, but not limited to, the following:
•	the cost of producing and delivering hydrogen;
•	expectations regarding future energy prices;
•	level of worldwide production of hydrogen;
•	laws and regulations, including environmental protection laws and regulations and policies of governments pertaining to hydrogen;
•	the development and exploitation of alternative products with similar capabilities, and the competitive, social and political position of hydrogen;
•	local and international political and economic conditions;
•	technological change and development of energy sources that could potentially affect hydrogen’s relevance as an energy carrier; and
•
political measures in response to climate change, including, but not limited to, subsidies on alternative energy sources, taxation on emissions or limitations on the use of water for hydrogen production.

The demand for our electrolyzers and end-to-end hydrogen solutions depends on the level of activity and expenditure in the hydrogen industry, which are directly affected by trends in demand for energy and hydrogen. Any prolonged reduction in hydrogen demand could lead to reduced levels of development, investment and production activity, which may in turn have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
The growth of our business depends upon sourcing new projects and our ability to continue to take pipeline projects to completion.
Our business depends in large part on our ability to secure contracts with customers. Our potential pipeline includes installed projects, projects under construction, award projects and potential pipeline projects. See “Information About H2B2 - Our Projects and Pipeline” for additional information. Only installed projects (approximately 3.8 MW corresponding to Phase I of SoHyCal, PowiDian, Ecopetrol, Cepsa, Esenttia, FM Logistics VTT, Técnicas Reunidas and University of Valencia), projects under construction (15.5 MW corresponding to GP Joule, Redexis, Serveo, Puerto de Vigo and Medha), and awarded projects (57 MW including projects with Dynamis Energy, Rørvik and GreenSwitch) are highly visible. Other projects identified in our potential pipeline projects are at early stages and their realization is highly uncertain.
Bids, contract proposals and negotiations are complex and frequently involve lengthy discussions and challenging selection processes, all of which are affected by a number of factors. These factors include market conditions, us being successful in demonstrating to potential customers that our solutions work for them, satisfying technical and economic requirements to submit bids, securing financing arrangements, and any required governmental approvals. In addition, our projects are frequently awarded only after competitive bidding processes, which are often protracted.
We have a systematic bid evaluation framework based on various parameters to optimize for execution capacity and cash flows. In order to maintain the growth of our business, we intend to continue deploying a prudent approach, backed by thorough diligence and data analysis. We believe that we are well positioned to enhance our committed capacity at attractive internal rates of return and be competitive in our bids. However, we may not be awarded contracts for which we bid or in respect for which we have sent a RFQ, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Additionally, our engagements involve complex projects, and we may not be successful in converting awarded projects into completed projects. The completion of renewable energy projects involves numerous risks and uncertainties, including the risks set forth elsewhere in this “Risk Factors” section. These risks may include, but are not limited to, the following:
•	obtaining financeable land rights, including land rights for project sites that allow for eventual construction and operation without undue burden, cost or interruption;
•	receiving required environmental, land-use, and construction and operation permits and approvals from government entities in a timely manner and on reasonable terms;
•	avoiding or mitigating impacts to protected or endangered species or habitats, migratory birds, wetlands or other water resources, and/or archaeological, historical or cultural resources;
•	securing necessary rights-of-way for access, as well as water rights and other necessary utilities for project construction and operation;
•	completing construction on budget and on time.
These risks and uncertainties may prevent some projects from progressing to construction and/or operational phases altogether, in a timely manner and on acceptable terms. For example, Phase I of our SoHyCal project began operations in September 2023, and we recently completed environmental review and received a conditional use permit to develop Phase II of SoHyCal, which involves the installation of a 15 MW solar plant to power the hydrogen production facility. However, conditions imposed on Phase II require us to secure additional agreements with Fresno County, complete a final site plan review, and obtain permits and approvals. There is a risk that we will not obtain these final approvals for Phase II or that conditions imposed on Phase II would make this component of the project infeasible. Additionally, there is a risk that, interested parties could challenge the Phase II approvals in litigation, which may result in significant delays in project development.
These risks and uncertainties may prevent some projects from progressing to construction and/or operational phases altogether, in a timely manner and on acceptable terms. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our pipeline. Particularly, the competitive pressures arising from the bidding processes may make certain projects unattractive for us due to our costs and operating structures, which would in turn reduce the number of projects in which we are able to be involved. Our growth depends on our continued ability to progress projects to the operational phase, and our results in the future may not be consistent with our expectations or historical results. If we are not successful in doing so, we will not continue to grow our portfolio and cash flows.
We may be unable to develop and produce electrolyzers of sufficient quality, on a schedule and at scale.
Our business depends in large part on our ability to develop, market, produce and sell our electrolyzers. The continued development of and the ability to sell our electrolyzers at scale, including PEM electrolyzers and future SOEC and AEM electrolyzers, are and will be subject to risks, including with respect to:
•	our ability to secure necessary funding;
•	our ability to develop SOEC and AEM electrolyzers at scale and at attractive profit margins for our business;
•
our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software or services necessary to engineer or manufacture parts or components of our electrolyzers;

•	securing necessary components, services or licenses on acceptable terms and in a timely manner;
•	delays by us in delivering final component designs to our suppliers;
•	quality controls, including within our production operations, which prove to be ineffective or inefficient;

•	defects in design and/or manufacture that cause our electrolyzers not to perform as expected or that require repair, recalls or design changes;
•	delays, disruptions or increased costs in our, third-party outsourcing partners’ and our third-party suppliers’ supply chain, including raw material supplies;
•	other delays, backlog in manufacturing and cost overruns in research and development of SOEC and AEM electrolyzers;
•	obtaining required regulatory approvals and certifications;
•	compliance with environmental, safety and similar regulations, as well as environmental and social governance obligations; and
•	our ability to attract, recruit, hire, retain and train skilled employees.
As a pioneer in an evolving industry, we inherently have limited experience, as a company, designing, testing, manufacturing, marketing and selling our electrolyzers and therefore cannot assure you that we will be able to meet customer expectations or to do it in a profitable way. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
The market for electrolysis solutions is an emerging market and its growth is dependent on the development of a commercialized market for green hydrogen, broad decarbonization efforts, an increase of renewable energy production and technological development of end-user applications of green hydrogen.
From both a global perspective and across our focus markets, the market for green hydrogen and, by implication, the market for electrolysis solutions, is at a nascent stage. We expect that the green hydrogen market and the market for electrolysis solutions will grow considerably towards 2030 and beyond. However, there can be no guarantee that the development of the green hydrogen market will occur at the pace that we are expecting, and it is possible that it may not occur at all. This could result in the demand for electrolyzers decreasing or the expected increase in demand for electrolyzers or our end-to-end hydrogen solutions not materializing. Any such delay or failure to develop a commercialized green hydrogen market could, accordingly, significantly harm our expected revenues and we may be unable to recover any losses or expenses incurred, or which we expect to continue to incur, in the development of our electrolyzers and our end-to-end hydrogen solutions.
The green hydrogen market is dependent on the continuous development of technologies for end-use applications, including, but not limited to, fuel cell technologies and synthesis technologies for making e-fuels. If such technologies are not sufficiently developed to reach parity in terms of both costs and ease of use with existing fossil fuel-based solutions, the end-markets for green hydrogen may not become sufficiently tangible and transparent to justify large-scale investments in electrolyzers and electrolysis technologies.
In our opinion, the demand for electrolyzers and end-to-end hydrogen solutions will be strongly correlated to the downstream demand for green hydrogen in various industries and end-user applications. Building up a hydrogen economy in our focus markets requires a full value chain approach. In addition to upscaling production and supply of green hydrogen and establishing a hydrogen infrastructure, there must be a parallel effort to create markets for green hydrogen. The creation of such markets partly relies on green hydrogen becoming cost-competitive with other energy carriers; however, a decarbonization effort across different industries is also a prerequisite for increasing demand for green hydrogen. Significant investments on an EU and member state level, United States and international level, as well as investments from private investors and long-term commitments of businesses, are required to support current and potential green hydrogen end-markets in their transition towards a hydrogen economy.
Aside from cost aspects of using green hydrogen, the demand for green hydrogen in these end-use sectors is sensitive to, aside from cost aspects of using green hydrogen, technological progress that facilitates the application of green hydrogen in industrial and everyday usage. Such technological progress and willingness to join a transition towards a hydrogen economy requires a committed decarbonization effort across different industries where hydrogen is or has a potential to be used. Additionally, there is a risk that technologies do not develop as expected or at all, making the transition of potential end-use sectors towards green hydrogen more difficult than currently anticipated. If existing and potential end-use sectors do not develop sufficiently in parallel with electrolysis technologies and hydrogen infrastructure, demand for and consumption of green hydrogen may be inadequate for the successful commercialization of green hydrogen, which could have a material adverse effect on the electrolysis industry, and thereby in turn on our business, financial condition, results of operations, cash flow and prospects.
The green hydrogen market is dependent on specific changes to regulations and policies that have not yet been developed. Political support for green hydrogen may fade and new policies and regulations that purport to support the green hydrogen market and industries may be inadequate, may not have the desired impact or be impaired by other regulations or may not be developed at all.
The market for green hydrogen and the market for electrolyzers and end-to-end hydrogen solutions is at a nascent stage. For the green hydrogen market to become commercially sustainable, significant investments, enabling regulatory frameworks, new lead markets, sustained research and innovation efforts in existing and new hydrogen technologies, development of end-use applications and end-markets for green hydrogen and a large-scale infrastructure network are necessary, among others.
The satisfaction of these prerequisites for a commercially viable green hydrogen market that can sustain an upstream market for electrolyzers and end-to-end hydrogen solutions is contingent on a long-term coordinated effort by public and private actors. The overarching political regime that underpins this regulatory and political effort is comprised by international conventions and treaties, communications, political agreements, and regulatory initiatives as well as a variety of national plans and strategies designed to foster domestic hydrogen economies. Many of these instruments and policies are not by themselves legally binding or enforceable on relevant stakeholders and policymakers. As long as these early regulatory measures have not materialized into hard law policies, the sustained long-term effort required to build a hydrogen economy is hinging on a continued political and private willingness, and not an obligation, to drive forward the market for green hydrogen. Political support may never materialize to tangible regulatory support and such lacking regulatory support could potentially halt the development of the market for green hydrogen, and in turn have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Policies supporting the commercialization of the green hydrogen market may be changed or not come into existence at all due to any number of reasons, including an absence of political will, political focus shifting towards other alternatives, escalation of political opposition to hydrogen solutions and/or a lack of public funding. This could cause the development and growth of clean power technologies, including electrolysis technologies, to cease and the market for electrolyzers and end-to-end hydrogen solutions could be materially impaired. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Our products have not been on the market for the full length of their expected lifetime and our products may not maintain the performance standards that we and our customers are expecting.
Our current PEM electrolyzers have not been in on-site operation for the full duration of their expected system lifetime of approximately 20 years, with assumed cell stack replacement of approximately 10 years, and, given the nascent nature of the technology, we do not have experience with prior similar technologies. There are long-term quality aspects of our products that we cannot adequately test for in our own testing facilities, and which may not surface until after extended on-site operation. Such quality aspects include the electrolyzers maintaining their expected performance levels, continued scalability and ability to be serviced and maintained, upgraded with new components, and linked up with renewable energy plants. Moreover, extended usage may reveal fundamental design defects or defects in other fundamental assembly and production processes that we are currently not aware of.
Our products may turn out to be less durable and less efficient in the long-term, or more prone to errors, than we and our customers are expecting. We may incur significant costs in identifying the cause of the unexpected deterioration of product quality over time, in addition to the servicing, maintenance and repairment costs. We may in addition incur substantial costs for redesigning or reengineering products and product platforms if any fundamental design defects should surface.
Over time, our products may show inherent flaws or levels of quality depreciation that we are not currently anticipating or able to identify, and we may incur significant costs as a result thereof or lose current and potential customers.

In order to gain a competitive advantage vis-à-vis our competitors, the contracts we sign currently guarantee, and we intend to continue guaranteeing, a certain level of performance for our products. As a consequence, if our products do not meet such performance guarantees and we are not able to fix any issues within the terms established in each applicable agreement, we may have to indemnify our customers for the breach of such guarantees through the payment of the penalties established in each case.
Should any of these events materialize, they could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We face risks and uncertainties when developing green hydrogen projects. We may fail to successfully deliver electrolyzers and other services to our customers which may result in delayed or canceled payments, increased costs, termination of customer contracts, reputational damage and deteriorating customer relationships.
Typically, we expect the projects that we are involved in with and for our customers to have the potential to generate significant revenue and attention for us, as well as allow us to generate future business opportunities. Consequently, failure to deliver on such projects poses a significant reputational risk for us, as well as the risk of potentially losing revenue. In particular, large-scale green hydrogen projects entail a significant risk of us suffering lasting reputational damage if the project fails to succeed.
The successful delivery and implementation of these projects on our account is dependent on several factors, including, but not limited to, the timely delivery of materials, components and services from suppliers and contractors, the demand for our products and services from other customers, which may restrict our availability for a given project and the availability of skilled and experienced personnel for us to carry on our business. Failure to successfully deliver major projects in the early stages of the green hydrogen market, regardless of whether we or whomever bears responsibility for such failure, could have a detrimental effect on our reputation, brand and products.
As we deliver products and build an increasingly large installed base of electrolyzers and develop additional projects, we expect to increase the share of our revenue derived from operations and maintenance (“O&M”) activities. O&M activities already constitute a tangible revenue source for us; however, our failure to satisfy our customers with our preliminary delivery of end-to-end hydrogen solutions may result in customers not opting to entering into and/or prolonging O&M agreements with us.
Should any of the foregoing events materialize and result in or contribute to a delay in our deliveries or services to a customer, such failure may result in delayed, reduced or canceled payments from the customer, increased costs due to contractual penalties, loss of future revenue from O&M activates and/or the customer terminating its contract with us. Ultimately such events may result in our loss of a long-term customer as well as a general deterioration of our reputation and brand in the market, or even provoke backlash from regulators or governments and may have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.
Given the size of our project pipeline, the rate at which it has grown since 2016 is considerable, but we may not be able to grow at similar rates in the future. Although we intend to continue to expand our business significantly with a number of new projects in both existing and new geographies, we may not be able to sustain our historical growth rate for various reasons. Success in executing our growth strategy is contingent upon, among others:
•	accurately prioritizing geographic markets for entry, including by making accurate estimates of addressable market demand;
•	identifying suitable projects;
•	participating in and winning hydrogen production facility or electrolyzer auctions on acceptable terms;
•	developing our projects on time, within budget and in compliance with regulatory requirements;
•	effectively tracking bid policies and bid updates;
•	obtaining cost effective financing needed to develop and construct projects;
•	efficiently sourcing components that meet our design specifications on schedule;

•	negotiating favorable payment terms with suppliers and contractors;
•	establishing or expanding design and manufacturing facilities;
•	managing regulatory requirements, permits and labor issues and controlling costs in connection with the construction of additional projects or the expansion of existing projects;
•	continued availability of economic incentives and government investment initiatives along expected lines; and
•	signing PPAs or other offtake arrangements on commercially acceptable terms.
Our existing operations, personnel and systems may not be adequate to support our growth and expansion plans and we may make additional investments in our business systems, operational procedures and business processes, and manage our employee base in order to expand our project development efforts. As we grow, we also may encounter additional challenges in relation to project selection, construction management and capital commitment processes, as well as our project financing capabilities. These factors may restrict our ability to take advantage of market opportunities, execute our business strategies successfully, respond to competitive pressures and maintain our historical growth rates.
Our revenue, expenses, and operating results may fluctuate significantly.
Our revenue, expenses, and operating results may fluctuate significantly because of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:
•	the level of development and production activity in the hydrogen industry;
•	our ability to source and develop new projects;
•	delays, increased costs or other unanticipated changes in contract performance that may affect profitability;
•	the number, type and significance of contracts commenced and completed during a quarter;
•	upfront investment cost in projects;
•	reductions in the prices of the solutions offered by our competitors; and
•	legislative and regulatory enforcement policy changes that may affect demand for our solutions.
As a consequence, operating results for any future periods are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
The development, construction, maintenance and operation of our projects require governmental and other regulatory approvals and permits, including environmental approvals and permits.
The development, construction, maintenance and operation of our projects, as well as the transmission and sale of hydrogen and associated products, are highly regulated, require various governmental licenses, approvals, concessions, and permits, including environmental approvals and permits and water concessions, and may be subject to the imposition of related conditions that vary by regulator and jurisdiction. In some cases, these licenses, approvals, concessions and permits require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In addition, some permits and approvals require ongoing compliance with terms and conditions, some of which can change over time. We cannot predict whether all licenses, approvals, concessions and permits required for a given project will be granted, or granted on a timely basis, or whether the conditions associated with them will be achievable, as such conditions may change over time.
Failure to comply with such conditions, our inability to obtain and maintain existing or newly imposed licenses, approvals, concessions and permits, or the imposition of impractical or burdensome conditions upon issuance, renewal or over time, could impair our ability to develop, construct, service or operate a project. In addition, we cannot predict whether seeking any permit will attract significant opposition or whether the process for obtaining any permit will become more expensive or lengthened due to complexities, legal claims or appeals. Delay in the review and process for obtaining any licenses, approvals, concessions and permits for a project can impair or delay the ability to develop, construct, service or operate a project or increase the cost such that the project is no longer profitable for us. There is no assurance that we will obtain and maintain these governmental licenses, approvals, concessions and permits or that we will be able to obtain them in a timely manner and on reasonable terms. Any impediment could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Construction, development, maintenance and operation of our projects involves significant risks and hazards, and our ability to recover our investments may be impaired if our project construction activities do not commence or proceed as scheduled.
The construction of our projects involves numerous risks. Success in constructing a particular project is contingent upon or may be affected by, among other things:
•	timely implementation and satisfactory completion of construction;
•	obtaining and maintaining required governmental permits and approvals, including making appeals of, and satisfying obligations in connection with, approvals obtained;
•	permit and litigation challenges from project stakeholders, including local residents, environmental organizations, labor organizations, tribes and others who may oppose the project;
•	grants of injunctive relief to stop or prevent construction of a project in connection with any permit or litigation challenges or non-compliance;
•	delivery of components related to the production of stacks, purification, dispensing, and hydrogen compressors, as well as electrolyzers or energy storage systems on-budget and on-time;
•	discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;
•	discovery of title defects or environmental conditions that are not currently known, unforeseen engineering problems, construction delays, contract performance shortfalls and work stoppages;
•	limited number of suppliers and material supply shortages, failures or disruptions of labor, equipment or supplies;
•
increases to labor costs beyond our expectation upon entering into construction agreements as a result of enhanced local or national requirements regarding the use of union labor on-site, commercial pressures or settlements or the recently enacted IRA’s prevailing wage and apprenticeship requirements;

•	insolvency or financial distress on the part of our service providers, contractors or suppliers;
•	cost overruns and change orders;
•	cost or schedule impacts arising from changes in federal, state or local land-use or regulatory policies;
•	changes in electric utility procurement practices;
•	project delays that could adversely affect our ability to secure or maintain interconnection and transmission rights;
•	unfavorable tax treatment or adverse changes to tax policy;
•	adverse changes to government investment initiatives;
•
adverse environmental and geological or weather conditions, including water shortages and climate change, which may in some cases limit our ability to produce hydrogen or force work stoppages due to the risk of heat, fire or other extreme weather events;

•	force majeure and other events outside of our control;
•	changes in laws affecting the project;
•	accidents on constructions sites; and
•	damage to consumers triggered by blackouts caused by damage to transmission infrastructure during construction.

If we fail to complete the construction of a project, fail to meet one or more agreed target construction milestone dates or fail to perform other contract terms, there may be a delay in, reduction or cancellation of payments from the customer, increased costs due to contractual penalties, loss of future revenue from O&M activities, termination of a contract by a customer, payment obligations under significant letters of credit required to be maintained under offtake contracts or interconnection agreements or termination of such agreements, significant liquidated damages, penalties and/or other obligations under other project-related agreements, and we may not be able to recover our investment in the project. If we are unable to complete the construction of a project, we may impair some or all of the capitalized investments we have made relating to the project, which could have an adverse effect on our results of operations in the period in which the loss is recognized.
The construction, maintenance and operation of a project also involve hazardous activities, such as handling pressurized parts, operating large pieces of equipment and delivering our green hydrogen to interconnection and transmission systems. Hazards such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of or damage to, the environment. The occurrence of any one of these hazards may result in curtailment or termination of our operations or liability to third parties for damages, environmental clean-up costs, personal injury, property damage and fines and/or penalties, any of which could be substantial.
Our projects may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could result in full or partial disruption of the construction or operation of a project. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems, as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt our business operations and result in loss of service to our counterparties, as well as create significant expense to repair security breaches or system damage.
Furthermore, some of our projects are located in areas prone to extreme weather conditions, such as California. The occurrence of natural disasters such as tornados, earthquakes, droughts, floods, wildfires or localized extended outages of critical utilities or transportation systems or any critical resource shortages, affecting us could cause a significant interruption in our business or damage or destroy our projects.
We also rely on warranties from vendors and obligate contractors and vendors to meet certain performance levels, but the proceeds from such warranties or performance guarantees may not cover lost revenues, increased expenses or liquidated damages payments, should we experience equipment breakdown or non-performance by our contractors or vendors.
Implementing our growth strategy requires significant expenditure and will depend on our ability to maintain access to multiple funding sources on acceptable terms.
We require significant capital for the installation and development of our projects and to grow our business. Particularly, at the early stages of the business, we will require significant amounts of working capital to fund additional projects and support the development of SOEC and AEM electrolysis technologies. Our capital requirements will depend on many factors, including timing and quantity of product orders and O&M services; attaining and expanding positive gross margins across all projects; the timing and amount of our operating expenses; the timing and costs of working capital needs; the timing and costs of developing marketing and distribution channels; our ability to obtain financing arrangements to support the sale of our products and services to customers, and the terms of such agreements that may require us to pledge or restrict substantial amounts of our cash to support these financing arrangements; the timing and costs of product service requirements; the timing and costs of hiring and training product staff; the timing and costs of product development and introductions; the extent of our ongoing and new R&D programs; and changes in our strategy or our planned activities. We believe that we have benefitted primarily from equity financing, public grants and subsidies that have contributed to the rapid growth of our business. We might not be able to continue financing or refinancing our projects with an effective combination of equity and project financing as we have done in the past and the interest rates and the other terms of available financing might not remain attractive, particularly in a high interest rate environment, or may not be available at all.
Any changes to our growth strategy could impair our ability to grow our pipeline of green hydrogen projects. We expect that some of our projects for customers will typically be financed by third parties. For certain other projects, we expect to often rely on a combination of our balance sheet and project-finance debt and public grants to fund installation costs. If we are unable to secure public grants or raise funds on acceptable terms or at all when needed, we may be unable to secure customer contracts, the size of contracts we obtain may be smaller or we may need to delay the development and installation of projects, reduce the scope of those projects or otherwise restrict our operations.
In addition, rising interest rates could adversely affect our ability to secure financing on favorable terms and increase our cost of capital. Our ability to obtain external financing on favorable terms or at all is subject to a number of uncertainties, including, our financial condition, results of operations and cash flows, interest rates, our ability to comply with financial covenants in other financing arrangements, our credit rating and those of our project subsidiaries, the general conditions of the global equity and debt capital markets and the liquidity in the market. If we are unable to obtain funds necessary to finance or projects or operate our business on attractive terms or at all or sustain the funding flexibility we have enjoyed in the past, our business, financial condition, results of operations, cash flow and prospects may be materially and adversely affected.
We currently own or have interests in, and in the future may acquire or develop, certain projects and assets in which we have limited control over management decisions, including through joint ventures, and our interests in such projects and assets may be subject to transfer or other related restrictions.
We own or have interests in, and in the future may acquire or develop, certain projects through joint ventures, including our joint ventures in India and Mexico. In the future, we may invest in other projects with a joint venture or strategic partner, as is common within the infrastructure and energy sectors. Joint ventures inherently involve a lesser degree of control over business operations, which could result in an increase in the financial, legal, operational or compliance risks associated with a project, including, but not limited to, variances in accounting internal control requirements, risks associated with sharing proprietary information and non-performance by the joint venture partner. Our joint venture partners may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally and there is no guarantee that our corporate culture will not conflict with our joint venture partners. To the extent we do not have a controlling interest in a project, our joint venture partners could take actions that decrease the value of our investment and lower our overall return. In addition, conflicts of interest may arise in the future with our joint venture partners, where our joint venture partners’ business interests are inconsistent with our and our stockholders’ interests. Further, disagreements or disputes with our joint venture partners could result in litigation, resulting in an increase of expenses incurred and potentially limit the time and effort our officers and directors are able to devote to remaining aspects of our business, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. The approval of our joint venture partners also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Alternatively, our joint venture partners may have rights of first refusal, rights of first offer or other similar rights in the event of a proposed sale or transfer of our interests in such projects or assets. In addition, we may have, and correspondingly our joint venture partners may have, rights to force the sale of the joint venture upon the occurrence of certain defaults or breaches by the other partner or other circumstances, and there may be circumstances in which our joint venture partner can replace our affiliated entities that provide operation and maintenance and asset management services if they default in the performance of their obligations to the joint venture. Pursuant to such joint venture agreements, we may also be required to comply with exclusivity, non-compete and non-solicitation obligations. These restrictions, obligations and other provisions may limit the price or interest level for our interests in such projects or assets, in the event we want to sell such interests and limit or condition our ability to conduct business in certain jurisdictions.
Errors may occur in our assembly and production processes, as well as in connection with installation, operation and maintenance, which could cause our electrolyzers to be defective or flawed or impact our hydrogen production facilities.
Errors may occur in our assembly and production processes, as well as in the on-site installation process, whether due to human errors or general inadequacies of our assembly and production line. Moreover, the electrolyzer components that we source from third-party suppliers may also be defective and we may not be able to fully test and inspect all components prior to assembly. Consequently, our electrolyzers and other components may contain defects or other types of quality deficiencies (and some of our early PEM electrolyzer installations have contained such defects) that may go undetected prior to delivery to our customers, or such deficiencies may arise due to faulty installations of electrolyzers or other components. Additionally, any defect or error in the production process or maintenance and operations at any of our hydrogen production facilities could lead to lower production outputs than expected and we may not be able to fully test and inspect these facilities in a timely fashion.
Any such defects could cause us to incur significant replacement costs or reengineering or redesigning costs, including by diverting critical personnel towards remediation of such defects, which may exceed the warranty provisions we have made. Similarly, the delivery of defective products may significantly affect our customer relations and business reputation. Further, defects in electrolyzers that are linked up on larger renewable energy plants may have a systemic effect on an entire project and disrupt operations and green hydrogen production, leading to a breach in any performance guarantees that we may have given to any certain customer, and may cause physical damage to persons, property, and the environment, which could result in significant financial and reputational liability for us.
If we deliver defective products or if there is a perception in the market that our products are defective or not sufficiently sustainable, our credibility, brand, reputation, and market recognition as well as our sales could be adversely affected. If any of these events were to occur, they could have a materially adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Our EPC operations, as well as our warranties and guarantees, expose us to certain risks.
We undertake EPC-related services for certain projects, which exposes us to certain risks. For example, in connection with certain projects, we enter into fixed-priced EPC contracts. As a result, we are exposed to construction cost risks that could be caused by various factors, including:
•	increases in the price and availability of labor, equipment and materials;
•	inaccuracies of drawings and technical information;
•	delays in the delivery of equipment and materials to project sites;
•	unanticipated increases in equipment costs;
•	delays caused by local and seasonal weather conditions; and
•	any other unforeseen design and engineering issues or physical, site and geological conditions that may result in delays.
We are primarily responsible for all equipment and construction defects, potentially adding to the cost of construction of our projects. Although we generally obtain warranties from our equipment suppliers, such warranties cannot assure that we will be successful with any warranty claims against our suppliers.
We also provide warranties to our customers, usually in the form of a one- or two-year warranty period, as well as production, cost and delay guarantees to our customers. Our warranties and guarantees are negotiated with each customer on a case-by-case basis and are designed to cover, to the fullest extent possible, similar warranties and guarantees that we receive from our suppliers. However, there may be gaps in coverage between the warranties and guaranties that we offer to our customers and those that we receive from our suppliers, and we currently do not possess gap insurance to fully cover these differences. In the event that we are liable for certain warranties or guaranties provided to customers that cannot be satisfied by a corresponding warranty or guarantee from our suppliers, such event could have a materially adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We face growing competition from traditional and renewable energy companies in developing hydrogen energy projects.
The green hydrogen market, and in turn the electrolysis industry, is generally exposed to competition from other technologies providing decarbonization solutions that are not necessarily derived from the currently established electrolysis technologies. Technological development may spur on any number of new technologies or refinement of existing technologies that could potentially outcompete the established electrolysis technologies or render hydrogen as an energy carrier obsolete.
For example, conventional battery technologies may be improved upon or existing electricity infrastructure and grids may be altered to more efficiently contain, conserve, stabilize and regulate energy distribution and consumption to match the electrical power output from renewable energy sources, which could render green hydrogen as an energy carrier obsolete or less advantageous compared to alternative means of conserving and carrying electrical power. Likewise, the potential improvement of existing power grids and investments towards that purpose give rise to the risk that other opportunities to stabilize power grids enabling a more efficient conservation and distribution of excess renewable energy are revealed, reducing the need for green hydrogen as an energy carrier and in turn the need for electrolyzers to produce green hydrogen. Moreover, other hydrogen production processes, such as steam methane reforming of renewable natural hydrogen with carbon capture and sequestration, may produce hydrogen with a negative carbon intensity that could outcompete electrolytic green hydrogen.
The materialization of any such new technology or technological development in industries that are currently not in direct competition with the electrolysis industry, but which could increase the competitive scope of the electrolysis industry, could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
The green hydrogen market is subject to global competition from both established multinational conglomerates and low-cost electrolyzer producers.
We operate in a highly competitive electrolysis industry with several competitors offering electrolyzers and related solutions. The market for electrolyzers across our current focus markets primarily consists of international and local competitors, some of which may have longer operating histories, benefit from a larger organization and generally greater research and development, manufacturing, sales, marketing, distribution, technical and financial resources than us. Moreover, we expect that in the future, the electrolysis industry will see new market entrants representing both established and emerging technologies with differing levels of resources.
Some competitors may already be internationally recognized and established businesses with larger financial resources at their disposal enabling them to potentially outcompete us on price by, for example, pushing down profit margins or selling their products at a loss to protect or win market shares, be more able to pursue and deliver multi-MW scale projects, to scale their production capacity faster and to pursue research and development programs at a larger scale. They may also have established partnerships or exclusive collaborations with owners and operators of renewable energy plants or turnkey service providers, including, for example, by forming part of a conglomerate where such capacities are also held. Our larger competitors may have greater resources which could allow them to better withstand industry downturns, compete more effectively on the basis of technology and geographic scope and retain skilled personnel.
Consequently, our competitors may be in a better position to invest in technologies, to allocate resources towards the exploration of potential new technologies, and they may have product portfolios of established income generating products which allows them to absorb costs and risks that we are unable to commit to. Such competitors, whether new market entrants or already established in the electrolysis industry, may consequently also be better positioned to bid on large-scale green hydrogen projects and thus acquire valuable operational experience during the early stages of development of the green hydrogen market. They may also currently have a more wide-reaching international presence, enabling them to be better positioned to participate in larger international green hydrogen projects, which, in turn, may generate more future business opportunities for such competitors compared to us.
There is a risk that our competitors may adopt and utilize technological changes to improve their products, or launch new products, that are more efficient than our products and at more competitive prices. Such technological changes may be patented or otherwise protected or by other means legally or practically unavailable for us to utilize and we may not be able to exploit potential synergies from such new products.
Additionally, there is a risk that low-cost producers of electrolyzers and electrolysis solutions benefitting from economies of scale, automation, and vast competitive labor forces may be able to provide electrolyzers at considerably lower costs. We may not be able to offer electrolyzers at current quality standards at the same price as such low-cost competitors. This could also facilitate an expedited development and quality improvement of their electrolysis technologies and electrolyzers, making them more competitive across multiple aspects in addition to price.
If any of the preceding circumstances materialize, they may have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Changes in technology may render our technologies obsolete and there is no guarantee that newly developed technologies in which we invest will perform as anticipated.
Although we attempt to maintain the latest international technology standards, the technology requirements for businesses in the green hydrogen sector are subject to continuing change and development. Some of our existing technologies and processes in the green hydrogen business may become obsolete or perform less efficiently compared to newer and better technologies and processes.
The cost of upgrading or implementing new technologies, upgrading our existing equipment or expanding capacity could be significant and may adversely affect our results of operations if we are unable to pass on such costs to its offtakers. Failure to respond to technological changes effectively and timely may adversely affect our business and results of operations.
Blue hydrogen and associated technologies may change the green hydrogen market to become a low-carbon hydrogen market where electrolysis is not the primary method for producing low-carbon hydrogen.
Blue hydrogen represents a relatively low-carbon hydrogen alternative to the near zero-carbon green hydrogen. While carbon capture and storage (“CCS”) and carbon capture and usage (“CCU”) technologies are at an emerging stage and only account for negligible volumes of global hydrogen production, research efforts into blue hydrogen technologies may increase significantly as demand for low-carbon hydrogen increases. Currently, costs remain a primary barrier for the growth of blue hydrogen along with current levels of political will to support carbon storing.
However, blue hydrogen may gain recognition as a viable low-carbon hydrogen alternative to green hydrogen. CCS and CCU technologies could evolve to enable blue hydrogen to be competitive with green hydrogen in regard to costs, purity and overall availability. Moreover, blue hydrogen technologies may benefit from substantial private investments and lobbyist support; for example, from organizations representing the oil and natural gas industries, which could result in the political emphasis on green hydrogen shifting towards blue hydrogen.
There is a risk that political focus on blue hydrogen increases, and technological developments of CCS and CCU technologies allow for more efficient and cheaper carbon capturing, which could result in green hydrogen losing momentum and in a general low-carbon hydrogen market developing as opposed to a green hydrogen dominant market. Should this risk materialize, it could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Green hydrogen has not yet reached price parity with fossil fuels and derived energy carriers, which is critical for the commercialization of green hydrogen, and it may not reach price parity in the foreseeable future or at all.
Fundamentally, the green hydrogen market globally is exposed to the risk of green hydrogen not becoming a cost competitive alternative to conventional energy sources and carriers, specifically those derived from fossil fuels (e.g., grey hydrogen and blue hydrogen), or such price parity not being obtained at the rate that the actors in the green hydrogen market, including us, expect. Significant demand for green hydrogen may not materialize if green hydrogen is not cost-competitive with fossil-based alternatives, which in turn will also reduce the demand for electrolyzers and end-to-end hydrogen solutions.
The direct pricing of green hydrogen is linked to several factors, including, without limitation:
•	costs of renewable electricity, including tariffs and taxes on renewable electricity;
•	costs of investments in electrolyzers;
•	the availability of tax credits;
•	operating expenses of electrolysis systems; and
•	scarcity of water sources.
Moreover, the relative pricing of green hydrogen compared to fossil-based alternatives is highly exposed to fluctuations in oil, coal, and natural gas prices as well as the imposition of taxes and CO2 quotas on fossil fuels and derived energy carriers, as well as on grey hydrogen and blue hydrogen. The development of the price of oil and natural gasses is strongly affected by global macroeconomic and geopolitical conditions as well as the volume of (known) oil and natural gas reserves and their accessibility. In addition, the pricing of green hydrogen may be dependent on our customers’ ability to obtain tax credits related to the production of green hydrogen, including under the IRA.
The cost of green hydrogen may also be affected by our ability to comply with requirements that are a condition for federal and state financial incentives. For example, the $3.00/kg hydrogen production tax credit available under the IRA to green hydrogen producers is tied to certain wage, apprenticeship, carbon intensity and other requirements. Failure to satisfy these requirements may cause the tax credit to become unavailable to us, and therefore increase the cost of producing hydrogen.
There is a risk that, for any number of reasons, including lack of technological advances, the lack of tax credits available in jurisdictions outside the United States, the inability of our customers to qualify for tax credits under the IRA or the reduction in tax credit available in the future, failure to upscale production of renewable energy and electrolyzers and decreasing prices of fossil fuels, green hydrogen may not become a cost competitive alternative to fossil fuels and derived energy carriers, or that reaching a stage of cost competitiveness is delayed beyond what we are currently expecting. Should this risk materialize, the green hydrogen market may not develop and grow at the same rate as current projections show, and this could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
The market for green hydrogen is highly dependent on continuous and long-term outside investments and is consequently dependent on general macroeconomic conditions.
The market for green hydrogen relies strongly on continuous and long-term outside investments if and until it becomes financially self-sustainable. These investments are necessary both for manufacturers of electrolyzers and components thereof, but also for establishing the necessary hydrogen infrastructure as well as investments in end-use applications and for the downstream use of green hydrogen. Similarly, the scale-up of the electrolysis industry may require a corresponding scale-up of renewable energy plants such as wind farms and solar energy plants, which are funded through private and public investments. Accordingly, the green hydrogen market is highly sensitive to any macroeconomic trends that may slow down investment activity.
The electrolysis industry is further characterized by relatively long go-to-market timeframes for products and may not generate any returns on investments in R&D for many years after the commencement of development of new products. Accordingly, the electrolysis industry is directly and indirectly dependent on the long-term commitment of investors with willingness and financial ability to maintain their investment positions in the longer term, both regarding investments in downstream markets from the green hydrogen market and directly in the electrolysis industry.
Any global recession or economic downturn could have a detrimental effect on the financial capacities and investment capabilities of institutional investors, which could have a disruptive effect on the green hydrogen market as a whole and the electrolysis industry. Additionally, end-users may in the event of a recession become more price sensitive towards the energy they consume (and, consequently, less focused on the CO2 emitted in the production and processing of that energy). That risk becomes more pronounced if green hydrogen has not reached price parity with fossil fuel alternatives, whereby demand for green hydrogen and electrolyzers could decrease and expectations as to the future growth of the green hydrogen market may not materialize. Likewise, in a macroeconomic downturn-scenario, policymakers could potentially shift their attention and priorities away from the ongoing green transition. Should any of these events materialize, each of them may have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts included in this proxy statement/prospectus relating to the size and expected growth of the target market and market demand may also prove to be inaccurate. The estimated global addressable market is based on assumptions that may prove to be inaccurate or incorrect. In addition, the estimated global market may not materialize in the timeframe we expect, if ever, and even if the markets meet the estimates presented in this proxy statement/prospectus, this should not be taken as indicative of our future growth or prospects.

We may incur unexpected warranty and production guarantee claims that could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
In connection with our electrolyzers and hydrogen production facilities, we have provided, and may in the future provide various warranties and/or cost, production and availability guarantees. While we generally are able to pass through warranties we receive from our suppliers or contractors to our customers, in some circumstances, our warranty period may exceed the supplier’s or contractor’s warranty period or the supplier or contractor warranties may not otherwise fully compensate for losses associated with customer claims pursuant to the warranty or guarantee we provided, and we currently do not possess gap insurance to fully cover these differences. For example, most supplier or contractor warranties exclude many losses that may result from a component’s failure or defect, such as the cost of de-installation, re-installation, shipping, lost production, lost renewable energy credits or other incentives, personal injury, property damage, and other losses. In addition, in the event we seek recourse through supplier or contractor warranties, we will also be dependent on the creditworthiness and continued existence of these suppliers or contractors. As a result, warranty or other guarantee claims against us could cause us to incur substantial expense to repair defects in our electrolyzers or hydrogen production facilities. Significant repair and replacement costs could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future project opportunities, increased costs associated with repairing electrolyzers or hydrogen production facilities, and a negative impact on our reputation, any of which could also adversely affect our business or operating results.
During the interim period, we are prohibited from entering into certain transactions that might otherwise be beneficial to us or our stockholders.
Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, we are subject to certain limitations on the operations of our business, as summarized under the section entitled “The Business Combination Proposal—The Merger Agreement.” The limitations on our business conduct during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.
We have entered into a number of related party transactions and may continue to enter into related party transactions in the future.
In the ordinary course of our business, we have entered into transactions with related parties. There can be no assurance that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Furthermore, it is likely that we will continue to enter into related party transactions in the future. There can be no assurance that these or any future related party transactions that we may enter into, individually or in the aggregate, will not have an adverse effect on our business, financial condition, results of operations, cash flow and prospects. Further, the transactions with our related parties may potentially involve conflicts of interest. Additionally, there can be no assurance that any dispute that may arise between us and any of these related parties will be resolved in our favor. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—H2B2.”
We are exposed to interest rate risk.
Our activities are, and are expected to continue to be, financed through a well-balanced mix of equity and project financing and, as such, we are exposed to risk resulting from changes in the base interest rate of loans in the various markets in which we operate. We may in the future incur debt that accrues interest at fixed rates in connection with the financing of future projects. Moreover, as a result of widespread inflation in the global economy, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness.
We are dependent on contractual arrangements with, and the cooperation of, owners and operators of certain projects where access to and operations at these projects may be more limited than we anticipate.
We do not own the majority of the projects or sites from which we and our customers produce hydrogen or on which we operate and manage our projects, and therefore we depend on contractual relationships with, and the cooperation of, our partners and site owners for our operations. The invalidity of, or any default or termination under, any of our land use and production rights agreements, leases, easements, licenses and rights-of-way may interfere with our ability to use and operate all or a portion of certain of our projects, which may have an adverse impact on our business, financial condition, results of operations, cash flow and prospects. While we have generally been successful in renewing such rights and in securing the additional rights necessary in connection with hydrogen production on specific projects, we cannot guarantee that this success will continue in the future on commercial terms that are attractive to us or at all, and any failure to do so, or any other disruption in the relationship with any of the project owners and operators or for whom we provide O&M and other services to may have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
In addition, the ownership interests in the land subject to these licenses, easements, leases and rights-of-way may be subject to mortgages securing loans or other liens (such as tax liens) and other easements, lease rights and rights-of-way of third parties (such as leases of mineral rights). As a result, certain of our projects’ rights under these licenses, easements, leases or rights-of-way may be subject, and subordinate, to the rights of those third parties in certain instances. We may not be able to protect our operating projects against all risks of loss of our rights to use the land on which our projects are located, and any such loss or curtailment of our rights to use the land on which our projects are located and any increase in rent due on such lands could adversely affect our business, financial condition, results of operations, cash flow and prospects.
We from time to time may face disputes or disagreements with owners and operators of hydrogen production facilities which could materially impact our ability to continue to develop and/or operate an existing project on our current basis, or at all, and could materially delay or eliminate our ability to identify and successfully secure the rights to construct, operate and maintain other future projects.
The success of our business depends, in part, on maintaining good relationships with project owners and operators. As a result, our business may be adversely affected if we are unable to maintain these relationships. Our economic interests in projects are not always aligned with the economic interests of such owners and operators. We may disagree with such owners and operators about a number of concerns, including, without limitation, the operations of the project, easement and access rights, the renewal of land use and operation rights on favorable terms, and temporary shutdowns for routine maintenance or equipment upgrades. Such project owners and operators may make unilateral decisions beneficial to them to address business concerns. They may or may not consult with us, including in circumstances where they have a contractual obligation to do so, and unilateral decisions made by such owners and operators regarding the operations or management of their business could impact our ability to operate and maintain such projects and offtake hydrogen from such projects. If we have a favorable relationship with site owners and operators, we may be able to mitigate certain risks if given the opportunity to provide input into the owners’ and operators’ decision-making process.
In addition, the financial condition of projects may be affected in large part by conditions and events that are beyond our control. Significant deterioration in the financial condition of any project could cause the owners and operators to unilaterally decide to shut down or reduce their operations. Any such closure or reduction of operations could impact our revenue from O&M services we provide to the project.
If we are unable to maintain good relationships with these site owners and operators, or if they take any actions that disrupt or halt production of hydrogen, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected.
Our projects may face operational challenges, including, among other things, the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of the equipment, latent defects, design or operator errors, force majeure events, or lack of transmission capacity or other problems with third-party interconnection and transmission facilities.
The ongoing operation of our projects involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of our equipment, latent defects, design or operator errors or force majeure events, among other factors. Operation of our projects also involves risks that the facility will be unable to transport the product to its counterparties in an efficient manner due to a lack of capacity or other problems with third-party interconnection and transmission facilities. Unplanned outages of equipment, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase O&M expenses and may reduce our revenue. Certain project owners and operators can also impact our production if, in the course of ongoing operations, they damage the site’s electrolyzers, storage systems and other hydrogen production systems. Our inability to operate facilities efficiently, manage CapEx and costs and generate earnings and cash flow could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We are exposed to potential product liability or other claims and to the risk of the occurrence of major incidents involving hydrogen.
Our hydrogen production equipment, including electrolyzers, whether due to defects, malfunctioning, improper installations, mishandling, or for other reasons, may inflict personal injury and property damage, which exposes us to the general risk of product liability or other claims, including claims under environmental, health and safety laws. Incidents involving hydrogen may also occur without our direct or indirect involvement but where we in any event indirectly suffer the potential detrimental effect of such incidents on the green hydrogen market.
There are several risks relating to hydrogen-associated products given the chemical properties of hydrogen being highly flammable. Even in small amounts, hydrogen mixed with ordinary air may ignite at a low volumetric ratio of hydrogen to air. The storage, processing, distribution and use of hydrogen pose a variety of logistical and safety challenges due to leakage risks, low-energy ignition potential, the wide range of combustible fuel-air mixtures, buoyancy and hydrogen’s ability to embrittle metals. Liquid hydrogen poses additional dangers to persons and property due to its increased density and the extremely low temperatures required for proper storage of liquid hydrogen.
We are unable to predict when, or if, any product liability claims could be brought against us, and similarly cannot predict the potential publicity, reputational and financial impact any such claim might have. For example, we could be met with claims both for immediate damages to property and persons if such damages were deemed to be caused by our products or services, but derived losses due to loss of income, sales, etc. may also have a financial impact on us. There is a risk that we will not have sufficient funds or insurance coverage to absorb a product liability claim, and we may incur significant legal costs in connection with such product liability claims. Similarly, we may incur significant legal costs in connection with such proceedings, and management resources may be diverted away from operational activities towards administrative and coordinating tasks relating to legal proceedings. Any successful assertion of product liability claims against us could result in significant monetary damages payable by us and a derived loss of credibility, market reputation and income, and our insurance policies may not be adequate to fully cover such claims for damages. More generally, a major incident involving hydrogen, for example if such incident results in injuries to persons and/or damage to property, may result in governmental authorities and investors becoming reluctant to invest in green hydrogen, which could have a general adverse effect on the green hydrogen market. The occurrence of any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We may fail to establish critical industrial partnerships with other electrolysis industry and green hydrogen market stakeholders, which could adversely affect our market position.
While the eventual dynamics of a commercialized green hydrogen market and its relationship with the market for electrolyzers and end-to-end hydrogen solutions are not yet known, there is, in our experience, a developing tendency towards industrial partnerships between, for example, electrolyzer producers, EPC service providers and developers of renewable energy projects. The role and importance of such partnerships in the long term is uncertain, however, in our opinion, strategic partnerships with certain industrial actors who provide complementary or supplementary services and products to our services and solutions–or vice versa–may yield various commercial benefits. Such benefits include, without limitation, a potential strengthening of our supply chain as well as our competitiveness when bidding for large-scale projects.
However, we may fail to establish such partnerships, which could become a strategic disadvantage for us and limit our ability to generate and land business opportunities, or we may develop partnerships with certain actors that prove less beneficial than anticipated. If the market for green hydrogen and the electrolyzer market evolves towards a partnership model, and we have not been able to develop partnerships that enable us to compete within that framework, we may lose out on income generating business opportunities, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

We may not be able to benefit from synergies from localized green hydrogen “hubs” or “Hydrogen Valleys” to the same extent as our competitors.
Significant research projects into the production and application of green hydrogen are increasingly undertaken at U.S. and European universities as well as other international institutions. Often, green hydrogen research and projects are clustered in local hubs with increased activity in the electrolysis industry, for instance, due to parallel development of regional green hydrogen ecosystems in the form of larger renewable energy plants with adjacent electrolysis systems. Such ecosystems may also develop from a concentration of demand-side green hydrogen market actors. Examples of current hubs or hubs in development include ARCHES (California) and the Clean Energy Hub (Valencia, Spain).
Green hydrogen hubs may pose significant advantages and opportunities for electrolyzer manufacturers located nearby to collaborate with research teams and other businesses to develop new green hydrogen solutions and to scale their production and products for large-scale renewable energy projects. In our opinion, such hubs could be conducive to the growth and development of green hydrogen technologies and individual businesses.
There is a risk that a hub comparable in scale to other hubs will not develop around our current geographic area or that our current hub will cease operations and development and, consequently, that we will not be able to engage with other parties to collaborate on green hydrogen projects. If we are unable to achieve a symbiosis with our local environment compared to our competitors in their respective local environments, we may miss out on significant business and growth opportunities, which could commercially and technologically disadvantage us and thereby have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
A major loss of or disruption in our manufacturing or operations could adversely affect our business, financial condition or results of operations.
A disruption in operations at one or more of our manufacturing facilities, or those of our suppliers, could have an adverse effect on our business or operations. Disruptions could occur for many reasons, including fire, natural disasters, weather, unplanned maintenance or other manufacturing problems, outbreaks of infectious diseases, strikes or other labor unrest, transportation interruption, government regulation, contractual disputes, political unrest or terrorism. For example, our manufacturing facility is located in Seville, Spain, and we lease an additional manufacturing facility in Fresno, California, and, in connection with our GreenH joint venture, we signed a new lease for an additional manufacturing facility in India that is expected to be operational in Q1 2024. If we are unable to renew our leases at existing facilities on favorable terms or to relocate our operations to nearby facilities in an orderly fashion upon the expiration of those leases, we could suffer interruptions in our manufacturing or operations, resulting in significant increases in costs and delays which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Furthermore, alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start operations, each of which could negatively affect our business and financial performance. If one of our manufacturing facilities is unable to operate for an extended period of time, our net revenue may be reduced by the shortfall caused by the disruption and we may not be able to meet our customers’ needs, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Attractive offtake terms may become unavailable, which would adversely affect our business and growth.
Intense competition for offtake contracts may result in downward pressure on offtake pricing. Downward pressure on equipment pricing over the long term may also create downward pressure on offtake pricing. If falling offtake pricing results in forecasted project revenue that is insufficient to generate returns higher than our cost of capital, our business, financial condition, results of operations, cash flow and prospects could be adversely affected.
Alternatively, if we pursue offtake contracts with pricing that we assume will be attractive based on expectations of falling equipment or construction pricing or other cost or revenue expectations that ultimately prove to be inaccurate, or the value of a project is less than expected at the time of execution of the related offtake contract, our business, financial condition, results of operations, cash flow and prospects could be adversely affected, including through payment obligations to issuing banks in connection with any posted letters of credit.
In addition, the availability of offtake contracts depends on utility and corporate energy procurement practices that may change over time. Offtake contract availability and terms are a function of a number of economic, regulatory, tax and public policy factors, each of which is also subject to change.
Our offtakers could become unwilling or unable to fulfill or renew their contractual obligations to us or they may otherwise terminate their agreements with us.
We intend to generate portions of our revenue from the sale of hydrogen contracted under offtake agreements. Once we enter into offtake contracts or other long-term contracts, we are exposed to the risk that our counterparties will become unwilling or unable to fulfill or renew their contractual obligations and, if any such agreement is terminated, we cannot guarantee that we will enter into a replacement agreement on substantially similar terms or at all. Any or all of our offtakers may fail to fulfill or renew their obligations to us under their contracts or otherwise, including as a result of the occurrence of any of the following factors:
•
Events beyond our control or the control of an offtaker that may temporarily or permanently excuse the offtaker from its obligation to accept and pay for delivery of energy generated by a project. These events could include a system emergency, a transmission failure or curtailment, adverse weather condition, a change in law, a change in permitting requirements or conditions, or a labor dispute.

•
The ability of our offtakers to fulfill their contractual obligations to us depends on their creditworthiness. Due to the long-term nature of our offtake contracts, we are exposed to the credit risk of our offtakers over an extended period of time. Any of these counterparties could become subject to insolvency or liquidation proceedings or otherwise suffer a deterioration of its creditworthiness, including when it has not yet paid for energy delivered, any of which could result in a default under their agreements with us, and an insolvency or liquidation of any of these counterparties could result in the termination of any applicable agreements with such counterparty.

•
The ability of any of our offtakers to extend, renew or replace its existing offtake contract with us depends on a number of factors beyond our control, including: (i) whether the offtaker has a continued need for energy or capacity at the time of expiration, which could be affected by, among other things, the presence or absence of governmental incentives or mandates, prevailing market prices or the availability of other energy sources; (ii) the satisfactory performance of our delivery obligations under such offtake contracts; (iii) the regulatory environment applicable to our offtakers at the time; and (iv) macroeconomic factors present at the time, such as population, business trends and related energy demand.

If our offtakers are unwilling or unable to fulfill or renew their contractual obligations to us, or if they otherwise terminate such agreements prior to their expiration, we may not be able to recover contractual payments and commitments due to us. Since the number of counterparties that purchase wholesale bulk energy is limited, we may be unable to find a new energy purchaser on terms similar to or at least as favorable as those in our current agreements or at all. Any interruption in or termination of payments by any of our counterparties could adversely affect our ability to pay project lenders and tax equity investors, which could cause a default under the applicable project debt and tax equity financing arrangements, and could trigger cross-defaults under our other financing arrangements. In such a case, the cash flows we receive could be adversely affected. In addition, our ability to finance additional projects with offtake contracts from such counterparties would be adversely affected, undermining our ability to grow our business. The loss of or a reduction in sales to any of our offtakers could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
The delay between making significant upfront investments in our projects and receiving revenue could materially and adversely affect our business, financial condition, results of operations, cash flow and prospects.
There are generally many months or even years between our initial bid in renewable energy auctions to build green hydrogen projects and the date on which we begin to recognize revenue from the completion of such projects. Our initial investments include, without limitation, legal, accounting and other third-party fees, costs associated with project analysis and feasibility studies, payments for land rights, payments for interconnection and grid connectivity arrangements, government permits, engineering and procurement of electrolysis components, balance of system costs or other payments, which may be non-refundable. As such, projects may not be fully monetized for many years from commencement of commercial operations given the typical length of the projects, but we bear the costs of its initial investment upfront. Furthermore, we have historically relied on our own equity contribution to pay for costs and expenses incurred during project development. We typically recognize revenue over the course of a contract, such as when the performance of a contract results in the creation of a product for which we do not have an alternative use and when the contract includes an enforceable right to payment in an amount that corresponds directly with the value of the performance completed. There may be long delays from the initial bid to projects becoming shovel-ready, due to the timing of auctions, permits and the grid connectivity process. Between our initial investment in the development of permits for a project and their connection to the transmission grid, there may be adverse developments. Furthermore, we may not be able to obtain all permits as anticipated, permits that were obtained may expire or become ineffective and we may not be able to obtain project level debt financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability, results of operations and cash flows.
Our results of operations could be adversely affected by strikes, work stoppages or increased wage demands by our employees or any other kind of disputes with our employees.
As of the date of this proxy statement/prospectus, we had 82 full-time employees. While we have not had any instances of strikes or lock-outs since we commenced operations, we may experience disruptions in our operations due to disputes or other problems with our workforce, and efforts by our employees to modify compensation and other terms of employment may divert management’s attention and increase operating expenses. From time to time, we also enter into contracts with independent contractors to complete specific assignments and these contractors are required to provide the labor necessary to complete such assignments. Although we do not engage these laborers directly, we may be held responsible for wage payments to laborers engaged by contractors should the contractors default on wage payments. The occurrence of such events could materially adversely affect our business, financial condition, results of operations, cash flow and prospects.
We have determined that our continuing operating losses and negative cash flows from operations raises substantial doubt about our ability to continue as a “going concern.”
We have determined that substantial doubt exists about our ability to continue as a going concern as a result of continuing operating losses and negative cash flows from operations. We are in the development stage and have incurred net losses and negative operating cash flows including a net loss of $4.3 million and cash used in operating activities of $4.7 million for the year ended December 31, 2022. We cannot assure you that our plan to mitigate these conditions, including raising additional capital, securing grant funding and developing profitable operations through the implementation of our current business initiatives, will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to consummate the initial public offering or our inability to continue as a going concern.
We have identified certain material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.
Our management review controls did not detect certain errors related to the overall presentation of our financial statements and certain errors in the recording of significant unusual and complex accounting transactions, which we concluded these matters constitute material weaknesses in internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Management continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. In the future, management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory and compliance and reporting requirements.
In addition, we will be required to provide management’s attestation on internal controls. The standard required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those that were required of us as a privately held company. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.
If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect misstatements of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, if we are unable to maintain compliance with securities law requirements regarding timely filing of periodic reports or applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result and we could become subject to litigation or investigations by the SEC or other regulatory authorities, which could require additional financial and management resources. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weakness.
We may in the future use forward-sale and hedging arrangements to mitigate certain risks but the use of such arrangements could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We intend to sell a portion of the hydrogen we and our customers produce on the open market at spot-market prices and other select markets in future. In order to stabilize a portion of the revenue from such sales, we intend to enter into hedging arrangements through a wide range of product types, including, but not limited to forward sales and purchases of electricity. Hedging products may consist of physical power, financial swaps and options or structured transactions. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted for in the hedging arrangement, the excess production will not be hedged and the related revenues will be exposed to market price fluctuations.
We guarantee certain of the obligations of our projects and other subsidiaries, and a requirement to make a payment under such guarantee may have a material adverse effect on our financial condition or liquidity.
Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favorable terms, and thus may be liable for some or all of our subsidiaries’ obligations on a recourse basis. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Fluctuations in foreign currency exchange rates may negatively affect our CapEx and could result in exchange losses.
Our reporting currency is the U.S. dollar, and our revenue and operating expenses are denominated primarily in U.S. dollars. However, some of our CapEx, particularly those for equipment imported from international suppliers, are denominated in foreign currencies, particularly the Euro, and some of our other obligations, including our external commercial borrowings, are also denominated in Euros. To the extent that we are unable to match revenue received in our functional currency with costs paid in foreign currencies, exchange rate fluctuations could adversely affect our profitability. A majority of all of our cash flows are generated in U.S. dollars and, therefore, significant changes in the value of the U.S. dollar relative to foreign currencies could adversely affect our financial condition. We expect our CapEx for proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery.
While we have hedged our external commercial borrowings and our CapEx costs denominated in U.S. dollars against foreign currency fluctuations, changes in exchange rates may still adversely affect our results of operations and financial condition. Any amounts spent to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations. There is no assurance that we will be able to reduce our foreign currency risk exposure, through the hedging transactions we have already entered into or will enter into, in an effective manner, at reasonable costs, or at all.
We may be unable to complete environmental, social and governance, or ESG initiatives, in whole or in part, which could lead to less opportunity for us to have ESG investors and partners and could negatively impact ESG-focused investors when evaluating us.
We are increasingly facing more stringent ESG standards, policies and expectations, and expect to continue to do so as a listed company following the Closing with growing operations. We generally experience a strong ESG emphasis among our customers, partners and competitors in the electrolysis industry and the renewable energy sector generally. These standards regard environmental matters (e.g., climate change and sustainability), social matters (e.g., diversity and human rights) and corporate governance matters (e.g., taking into account employee relations when making business and investment decisions, ethical matters and the composition of the board of directors and various committees). There is no guarantee that we will be able to comply with applicable ESG standards, policies and expectations, or that we will from the perspective of other stakeholders and the public appear to be complying with such ESG matters.
While we may at times engage in voluntary initiatives and disclosures to improve our ESG profile or to respond to stakeholder expectations, such initiatives and disclosures may be costly and may not have the desired effect. Expectations our management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost or other constraints, which may be within or outside of our control. Moreover, our ESG actions or statements may be based on expectations, assumptions or third-party information that we currently believe to be reasonable, but which may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail, or are perceived to fail, to comply with certain ESG initiatives, we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital.
Moreover, because of the industry we are in, any of our operational or strategic efforts may be viewed as relating to our ESG initiatives and, even if those initiatives are undertaken voluntarily, they may still be viewed as relating to our operational and strategic efforts. This means that if we fail, or are perceived to fail, to comply with certain ESG initiatives it could have a disproportionately negative impact on our business.
As an actor in the green transition, actual or perceived failure to comply with ESG standards may detrimentally affect our business in a variety of ways. Among others, we could face challenges with procuring investments and financing, whether for general business purposes of for specific projects, we could be limited in our ability to participate in large-scale green hydrogen projects, particularly where the other participants in such projects adhere to strict ESG principles and apply such principles to their partners as well, and we could have difficulty attracting or retaining employees. Accordingly, failure to establish a sufficiently strong ESG profile relative to our peers could limit our ability to generate and successfully utilize business opportunities. We also note that divergent views regarding ESG principles are emerging in the U.S. and in particular, in U.S. state-level regulation and enforcement efforts. In the future, various U.S. regulators, state actors and other stakeholders may have views on ESG matters, the renewable energy industry, the energy transition or our business that are less favorable to our business or operations, or such stakeholders may seek to impose additional regulation and restrictions on us or our business. Any such events could have material adverse effects on our business, financial condition, results of operations, cash flow and prospects.
We also expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. We may be subject to ESG or sustainability-related regulation in multiple jurisdictions, including the U.S. and EU, and complying with these regulations in multiple jurisdictions may exponentially increase the complexity and cost of our compliance efforts. Moreover, increased regulation and increased stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.
Our ability to realize projects in the electrolysis industry and generally in the green hydrogen market may be impaired should we fail to adhere to the common ESG standards in our industry. Moreover, such failure could result in reputational damage for us among both potential customers and investors. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.
Our business plan includes operations in international markets, including EMEA, the Americas and the APAC as well as prioritizing the eventual expansion into other international markets, such as Japan and South Korea. We will face risks associated with any potential international operations, including possible unfavorable legal, regulatory, political and economic risks, which could harm our business. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Furthermore, conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to design, develop, construct, operate and maintain projects and require significant management attention. These risks include:
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conforming our electrolyzers and projects to various international regulatory requirements where our projects are designed, developed, constructed, operated and maintained, which requirements may change over time;

•	expenditures related to foreign lawsuits and liability;
•	difficulties in staffing and managing foreign operations;
•	difficulties establishing relationships with, or disruption in the supply chain from, international suppliers;
•	difficulties attracting customers in new jurisdictions;
•	difficulties in attracting effective distributors, dealers or sales agents, as the case may be;
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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any foreign currency swap or other hedging activities we undertake;
•	United States and foreign government trade restrictions, tariffs and price or exchange controls;
•	foreign labor laws, regulations and restrictions;
•	changes in diplomatic and trade relationships;
•	laws and business practices favoring local companies;
•	difficulties protecting or procuring intellectual property;
•	the adoption of our brand versus competitive foreign brands;

•	political instability, natural disasters, war or events of terrorism and health epidemics, such as COVID-19 or the conflict in Ukraine; and
•	the strength of international economies.
If we fail to successfully address these risks, our business, financial condition, results of operations, cash flow and prospects could be materially harmed.
We may seek to obtain future financing through the issuance of debt or equity, which may have an adverse effect on our shareholders or may otherwise adversely affect our business.
If we raise funds through the issuance of additional equity or debt, including convertible debt or debt secured by some or all of our assets, holders of any debt securities or preferred shares issued will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. If additional debt is issued, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of ordinary shares. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute ownership of our current shareholders that do not participate in the issuance. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development, production and marketing activities, any of which could materially harm our business.
Furthermore, the terms of any additional debt securities we may issue in the future may impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, pay dividends on or repurchase our share capital or make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.
We are subject to organizational and legal risks associated with our complex corporate structure and global operations.
Our corporate structure and operating model require coordination of business activities with multiple subsidiaries, joint ventures and partnerships across various jurisdictions as described elsewhere in this proxy statement/prospectus. Failure to properly manage such business activities could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
In addition, our operations are subject to risks inherent in conducting business globally. In addition to the cross-border regulatory and legal risks described elsewhere in this proxy statement/prospectus, our business is subject to risks associated with management communication and integration problems resulting from cultural and geographic dispersion. Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition, results of operations, cash flow and prospects may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, investigations and enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our products and could harm our business, results of operations and financial condition.
Inflation could adversely affect our business and results of operations.
The renewable energy industry has seen long periods of declining equipment costs, which may not continue, or may reverse. Inflation or the absence of cost decreases could adversely affect us by increasing the actual or expected costs of land, raw materials and labor, and other goods and services needed to construct our projects, potentially reducing project profitability. Future increases in actual or expected costs may have an adverse impact on our business, financial condition and results of operations.

The loss of any of our senior management or key employees or a decrease in the labor force available to us may adversely affect our ability to conduct business and implement our strategy.
We depend on our management team and the loss of any key executives could negatively impact our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Because the green hydrogen industry is relatively new, there is a scarcity of skilled personnel with experience in the industry. However, the industry is rapidly expanding, so attracting qualified new employees is difficult. If we lose a member of our management team or a key employee, we may not be able to replace them. Integrating new executives into our management team and training new employees with no prior experience in the green hydrogen industry could prove disruptive to our operations, require a disproportionate amount of resources and management attention and may ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operational projects and complete our under-development projects on schedule and within budget, which may adversely affect our business and strategy implementation.
A number of factors might adversely affect the labor force available to us in one or more of our markets, including high employment levels, federal unemployment subsidies and other government regulations, which include laws and regulations related to workers’ health and safety, wage and hour practices and immigration, and such factors can also impact the cost of labor. For example, the recently enacted IRA includes certain prevailing wage and apprenticeship requirements related to tax credit availability which may impact our labor force and our contractors and subcontractors going forward. An increase in labor costs and the unavailability of skilled labor (including apprentices) or increased turnover could have a material adverse effect on our results of operations. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could materially and adversely affect our development and profitable commercialization plans and, therefore, our business prospects, results of operations and financial condition.
Climate change, including the increased frequency or severity of natural and catastrophic events, and climate change policies, as well as terrorist attacks, may reduce energy production below our expectations.
A natural disaster, or severe weather conditions, including in connection with climate change, or an accident that damages or otherwise adversely affects any of our operations, assets or third-party infrastructure could materially and adversely affect our business, financial condition and results of operations. Severe floods, droughts, lightning strikes, earthquakes, extreme wind conditions, severe storms, heatwaves, wildfires, adverse monsoons and other unfavorable weather conditions (including those from climate change) or natural disasters could damage our property and assets, or those of third parties on whom we rely, or require us to shut down our projects or related equipment and facilities, impeding our ability to operate and maintain our projects and decreasing hydrogen production levels and revenues from operations. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. While we may take various actions to mitigate our business risks associated with climate change and other natural and catastrophic events, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.
Additionally, we expect to be subject to risks associated with societal efforts to mitigate or otherwise respond to climate change, including, but not limited to, increased regulations, evolving stakeholder expectations, and changes in market demand. Changing market dynamics, global and domestic policy developments, and the increasing frequency and impact of meteorological phenomena have the potential to disrupt our business, the business of our suppliers and/or customers, or otherwise adversely impact our business, financial condition or results of operations.
In addition, catastrophic events such as explosions, terrorist acts or other similar occurrences could result in similar consequences or in personal injury, loss of life, environmental danger or severe damage to or destruction of the projects or suspension of operations, in each case, adversely affecting our ability to operate and maintain the projects and decreasing hydrogen production levels and revenues from operations. Any of these events could adversely affect our business, financial condition, results of operations and prospects.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, the recent closures of Silicon Valley Bank, Signature Bank and Silvergate Capital Corp. led to disruption and volatility, and erosion of customer confidence in the banking system, including deposit outflows, at many mid-size banks, increasing the need for liquidity. Further, uncertainty remains over liquidity concerns in the broader financial services industry. For example, Credit Suisse recently agreed to be acquired by UBS following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority, and it was recently announced that JPMorgan Chase Bank, National Association would assume all of First Republic Bank’s deposits and substantially all of its assets.
Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of Silicon Valley Bank would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, it is not clear that the Federal Reserve or the FDIC will treat future bank failures similarly. We maintain deposits at financial institutions as part of doing business that could be at risk if another similar event were to occur. Our ongoing cash management strategy is to maintain the majority of our deposit accounts in large financial institutions, but there can be no assurance that this strategy will be successful. In addition, bank failures and bailouts and their potential broader effect and potential systemic risk on the global banking sector generally and its participants may affect our business more generally. If any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to instruments or lending arrangements with such financial institutions or if any of our customers, suppliers or other parties with whom we conduct business declare bankruptcy or insolvency, such parties’ ability to pay their obligations to us or enter into new commercial arrangements requiring additional payments to us could be adversely affected. For example, a leaseholder bank for one of our sale leaseback transactions was recently placed into receivership, and whilst this did not have a material impact on our financial condition or results of operations, it could limit our access to proceeds from the transaction.
In addition, any decline in available funding or access to our cash and liquidity resources could, among other risks, limit our ability to meet our capital needs and fund future growth or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Investor concerns regarding the U.S. or internal financial system could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, including the corporate bond markets, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our business, financial condition and results of operations.
We are not able to insure against all potential risks, and we may become subject to higher insurance premiums or may not obtain insurance at all.
We are exposed to numerous risks inherent in the operation of renewable energy projects, including equipment failure, manufacturing defects, natural disasters, pandemics, terrorist attacks, cyber-attacks, sabotage, theft, vandalism, political risks in developing markets and environmental risks. Further, with respect to any projects that are under construction or development, we are, or will be, exposed to risks inherent in the construction and development of these projects. The occurrence of any one of these events may result in us being named as a defendant in lawsuits or in regulatory actions asserting claims for substantial monetary damages and/or other forms of relief, including those associated with environmental clean-up or other remediation or compliance costs, personal injury, property damage, fines and penalties.
Some of the risks to which we are exposed may not be insurable, including some risks related to terrorism. Even if the risks are generally insurable, we may not maintain or obtain insurance of the type and amount we desire at reasonable rates or at all, and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover all risks or potential losses across our global footprint. For example, we may face increased insurance premiums and increased difficulty obtaining coverage for our assets in California, as certain insurers have stopped offering insurance coverage for certain categories of real estate holdings in California altogether. Further, we often cannot obtain full coverage at economic rates and are instead limited to probable maximum loss coverage subject to commercially reasonable limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all.
As the hydrogen industry and renewable energy sector grows, insurance providers may reassess the risks associated with our projects and we may experience higher insurance costs, including as the result of industry-wide increases in insurance premiums. Industry-wide increases in insurance premiums have recently and may in the future arise as the result of cost spreading efforts from major insurance providers following major natural disasters such as hurricanes or widespread wildfires. Finally, even if we believe that insurance should cover any particular claim, there may be litigation with insurance companies or others regarding the claim, and we may not prevail. The occurrence of any such natural disaster may result in our being named as a defendant in lawsuits asserting claims for substantial monetary damages, including those associated with environmental clean-up costs, personal injury, property damage, fines and penalties. If a significant accident or event occurs for which we are not fully insured, or if we are unable to obtain or retain a sufficient level of insurance, which could constitute a breach under our offtake contracts, we may experience a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Risks Related to Our Vendors and Suppliers
Our projects depend, and will depend, on third-party service providers to deliver high-quality products at prices similar to historical levels.
Our electrolyzers contain various components manufactured by highly specialized third-party suppliers. There are some components where we only have one supplier who, to our knowledge, is also the sole or primary supplier to other electrolyzer manufacturers in the electrolysis industry. An increased demand by us for certain electrolyzer components from third-party suppliers may, in the event of a market-wide surge in demand for electrolyzers, collide with demand from our competitors across the electrolysis industry, which may result in increased prices and limited availability of a steady supply of the necessary machinery, equipment and components, including PEM stacks.
We depend on one key supplier, Plug Power Inc. (“Plug Power”), to provide a majority of our PEM stacks for our electrolyzers. Our success is dependent on, among other things, our continuing ability to offer our services and products at prices similar to historical levels. We currently have a framework agreement in place with Plug Power. Our suppliers, including Plug Power, have been and may continue to be adversely impacted by economic weakness and uncertainty and supply chain constraints, such as increased commodity prices, increased fuel costs, tight credit markets and various other factors. In such an environment, our suppliers, including Plug Power, may seek to change the terms on which they do business with us in order to lessen the impact of any current and future economic challenges on their businesses or may cease or suspend operations. If we are forced to renegotiate the terms upon which we conduct business with our suppliers or find alternative suppliers to provide key products or services, it could adversely impact our profit margins, which in turn, could materially and adversely affect our business and results of operations. Additionally, a disruption with any one supplier in our supply chain, including Plug Power, could have an adverse effect on our ability to effectively produce and timely deliver our electrolyzers. While we have not experienced any delays to date due to supply chain issues, including related to our PEM stacks, we may have limited flexibility to immediately change suppliers in the event of any disruption in the supply of our stacks or other electrolyzer components, which could then disrupt production of our electrolyzers.
Likewise, we (and our suppliers) are dependent on access to certain raw materials, in particular copper, nickel and steel. Increased prices for such raw materials or lack of accessibility, whether for us or our suppliers who use copper, nickel and steel in their components, could impair our production capability.
Moreover, if any critical third-party suppliers should cease operations, dissolve their businesses, become the subject of insolvency proceedings, be acquired by a competitor of ours and cease dealings with us, terminate their relationship with us or, for any reason, not be able or willing to deliver critical electrolyzer components to us, the occurrence of any such event or circumstance could limit, delay or halt our production of electrolyzers and we may not be able to immediately engage with new suppliers and deliveries from such new suppliers may be at higher prices than we anticipated. As a consequence, such events could result in us not being able to deliver electrolyzers to our customers at the agreed time or at all, or our delivery of electrolyzers could be less profitable, if at all profitable, than we would otherwise anticipate.
Our efforts to find a suitable alternative supplier or in-source production of certain key components to mitigate this risk may not be successful or economically viable. If any of the foregoing events or circumstances were to materialize, they could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Furthermore, we may become increasingly subject to domestic content sourcing requirements and Buy America preferences, as required by federal infrastructure funding and various tax incentives in the United States, and we may become subject in the future to domestic sourcing requirements that may become relevant to the EU. Domestic content preferences potentially mandate that we source certain components and materials from United States-based suppliers and manufacturers. Conformity with these provisions potentially depends upon our ability to increasingly source components or materials from within the United States. An inability to meet these requirements could have a material adverse effect on our ability to successfully leverage tax incentives or certain federal infrastructure funding sources imposing such mandates.
Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing and operating our projects, which could adversely affect our partner relationships or adversely affect our growth.
Our success depends on our ability to design, develop, construct, operate and maintain our projects in a timely manner, which depends in part on the ability of third parties to provide us with timely and reliable products and services. In developing and operating our projects, we rely on products meeting our design specifications and components manufactured and supplied by third parties and on services performed by our subcontractors. We also rely on subcontractors to perform some of the construction and installation work related to our projects, with whom we may have no prior experience in connection with these matters.
If our subcontractors are unable to provide services that meet or exceed our counterparties’ expectations or satisfy our contractual commitments, our reputation, business and operating results could be harmed. In addition, if we are unable to avail ourselves of warranties and other contractual protections with our suppliers and service providers, we may incur liability to our counterparties or additional costs related to the affected products and services, which could adversely affect our business, financial condition, results of operations, cash flow and prospects. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect our ability to timely bring a project online, the quality and performance of our electrolyzers and storage systems, and may require considerable expense to find replacement products and to maintain and repair these projects. These circumstances could cause us to experience a delay in the design, development, construction, operation and maintenance of our projects or issues maintaining current relationships and attracting new relationships, in each case, potentially harming our brand, reputation and growth prospects.
We often deliver electrolysis solutions to certain projects where such projects are dependent on several other deliveries as well as compatibility of various technologies.
While we do not have one specific type of customer, for our electrolyzers and offerings, we are often engaged by a developer or project owner responsible for the overall development of a renewable energy project who sources EPC services and electrolysis solutions in parallel. In some cases, our services to projects are made in the capacity as an OEM where we primarily–or only–assume responsibility for its electrolysis solution, e.g., the delivery and installation of electrolyzers.
Consequently, we do not have control over the performance of the project as a whole in these cases, whereas the success of the project may still affect the perception of our products and services. For example, we may at some point in the future deliver electrolyzers to a project, but we will not be involved in the setup of the project and linking the electrolysis system to the project itself. Any malfunctions, inconsistent power supply, mishandling of equipment, errors with installations or any other factor that may detrimentally affect the project may in turn also affect the performance of our electrolysis systems. Similarly, our electrolysis solution may have to be compatible with other systems installed at a given site where incompatibility may be a product of any number of factors which we may be unable to address.

The commercial failure of a large-scale project that we are contributing to, operationally and/or strategically, whether or not we in actuality bear any fault or responsibility for such failure, may have a negative impact on the perception and recognition of our products and on our relationship with our customers. Any such negative impact or non-payment for our products and services could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Disruptions in our supply chain or shortage of materials and components and the resulting increase in electrolyzers, equipment and logistics costs could adversely affect our financial performance.
We are subject to risk from fluctuating market prices of certain raw materials, particularly copper, nickel and steel, which are used in the construction and maintenance of our electrolyzers and projects, and there have been very sizable increases in recent months in the cost of these key metals, with volatility in pricing expected to persist for the foreseeable future. Prices of these raw materials may be affected by supply restrictions or interruptions, shortages or other market factors from time to time, any of which could result in a cost increase which could materially and negatively impact our business, financial condition, results of operations, cash flow and prospects. Some of the components and materials related to the equipment we purchase are sourced from outside of markets where we operate through arrangements with various vendors, and we have faced delays in obtaining these components and materials as a result of COVID-19, shipping and transportation constraints, the Russia-Ukraine conflict, conflicts in the Middle East and other supply chain disruptions.
We cannot predict whether the countries in which the components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the governments of countries in which our projects are located, including the likelihood, type or effect of any such restrictions. Trade restrictions, including embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and our vendors, which could delay or adversely affect the scope of our projects under development or construction and adversely affect our business, financial condition, results of operations, cash flow and prospects.
Additionally, our hydrogen production facilities rely on reliable sources of water, which is generally fresh water, recycled produced water or salt water. There is competition for fresh water from municipalities, farmers, ranchers and industrial users. In addition, the availability of fresh water can also be reduced directly by droughts. Prolonged drought conditions increase the intensity of competition for fresh water. Additionally, any limitations on access to fresh water for the production of hydrogen may adversely affect our business, financial condition, results of operations, cash flow and prospects.
Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our materials or prices charged to us, such as those charged by resin and catalyzer suppliers, would increase our operating costs and could reduce our margins. For example, due to the recent supply chain issues including COVID-19, the conflict in Ukraine, the conflict in the Middle East and the current inflationary environment in the United States, the cost of input materials, components and processes required to produce electrolyzers or hydrogen production facilities is expected to increase, and we may need to increase the price of designing, developing, operating and maintaining our electrolyzers or projects in response to these cost pressures. Price increases and other measures taken by us to offset higher costs could materially and adversely affect our reputation and brand, result in negative publicity and loss of customers and sales, and adversely affect our business, financial condition, results of operations, cash flow and prospects.
Moreover, there are increasing expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters, including the end-of-life considerations for products. Compliance can be costly, requiring us to establish or augment programs to diligence or monitor our suppliers, or to design supply chains to avoid certain regions altogether. Failure to comply with such regulations can result in fines, reputational damage, or import ineligibility for our products or product components, or otherwise adversely impact our business.

We, our outsourcing partners, and our suppliers are subject to numerous regulations. Unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to, comply with these regulations could substantially harm our business, financial condition, results of operations, cash flow and prospects.
We and our projects, as well as our customers, third-party outsourcing partners and our suppliers, are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to design, develop, construct, operate and maintain our projects in the jurisdictions in which we plan to operate and, to the extent we have not already, intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to design, develop, construct, operate and maintain our projects in any of these jurisdictions. If we, our customers, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which we or they currently operate, or those jurisdictions in which we or they plan to operate in the future, our business, financial condition, results of operations, cash flow and prospects could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the green hydrogen industry and renewable energy sector generally are evolving and we face risks associated with changes to these regulations.
To the extent the laws change, our projects may not comply with or be positioned to take advantage of applicable foreign, federal, state or local laws, which may have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, financial condition, results of operations, cash flow and prospects could be adversely affected.
Risks Related to Other Legal, Regulatory and Tax Matters
Our projects and the industry in which we operate are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with energy regulations.
Our projects and the industry in which we operate are highly regulated, and the scope and nature of regulation may vary depending on jurisdiction. The sale of hydrogen energy from our projects, either at wholesale or retail, and the transport of hydrogen therefrom, may be subject to varying levels of regulation. In addition, our processing of information about individuals is subject to a patchwork of complex and ever-evolving data privacy and security laws and frameworks. Therefore, we may need certain authorizations, exemptions or waivers prior to making any sales from our projects, transmitting hydrogen from our projects and issuing securities. We may be required to file updates and comply with certain requirements relating to, among other things, ownership, affiliation and market power, including changes thereto, to maintain such authorizations, exemptions or waivers, and failure to do so may result in our projects losing such authorization, exemptions or waivers. The loss or impairment of such authorizations, exemptions or waivers could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Our projects and certain upstream owners may be subject to books and records requirements and accounting and recordkeeping requirements. Our projects may also be subject to certain reliability standards, administrative compliance obligations, reporting requirements and burdens. We and our projects could be exposed to criminal and civil penalties, sanctions, disgorgement of profits and substantial monetary penalties for failure to comply with any such regulatory requirements.
A failure by us, our subsidiaries or projects to comply with applicable energy laws, regulations and rules could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects, including any existing or future financing arrangements. In addition, changes in law, policy, regulation or rule could adversely affect the rates, terms and conditions of services from our projects and, therefore, our revenues.
Green hydrogen markets may face a rapidly evolving regulatory framework, which replaces or alters existing regulatory frameworks, and the dynamics of green hydrogen markets and electrolyzer markets may be changed significantly as a result thereof.
Green hydrogen represents an emerging market with regulatory and political attention only beginning to gain traction over the last few years. We expect that this traction will materialize into concrete regulatory initiatives tailored to address specific features and risks relating to the green hydrogen market across its focus markets. This could lead to significant changes to, among other areas, the regulation of energy and gas distribution, access to power infrastructure, safety standards for hydrogen production and distribution, and certification and guarantee of origin instruments. Regulatory changes may also extend to the production, installation and testing of electrolyzers.
Accordingly, we may at some point in the future have to adapt to a drastically different regulatory landscape relative to the one that it is currently operating in.
It cannot be guaranteed that we will be able to adapt to a rapidly evolving regulatory landscape and, hence, may miss out on business opportunities or for any other reasons be unable to compete in a green hydrogen market with new regulations and rules affecting market structures and dynamics, which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of hydrogen and may adversely affect the market for the hydrogen. A failure on our part to comply with any laws, regulations or rules applicable to us may adversely affect our business, financial condition, results of operations, cash flow and prospects.
The green hydrogen market is in a development phase and is not currently subject to industry specific and uniform government regulations in all regions, including laws and regulations relating to matters such as production, design and installation of electrolyzers, hydrogen infrastructure or the handling, transportation, certification and storage of green hydrogen, and other general safety aspects related to our business and the green hydrogen market, including rules relating to the assessment of the environmental impact of green hydrogen. We expect that industry specific laws, regulations and guidelines will ultimately be developed; however, the regulatory and policy environment for hydrogen generation, purchase and use will continue to evolve and be subject to periodic change.
Depending on these changes, business and financial performance could be adversely affected by any unfavorable changes in or interpretations of existing laws and regulations, or implementation of new laws, regulations or other requirements. There can be no assurance that federal, state and local governments will not implement new laws and regulations that will require us to obtain additional permits, certifications, licenses or other approvals from applicable agencies or impose onerous requirements and conditions on their operations, which could result in increased compliance costs and divert significant management time and other resources. It may be difficult for us to foresee regulatory or legal changes impacting our business, and any actions required in order to respond to, or prepare for, such changes could be costly and/or may negatively impact our operations. Changing laws and regulations could also hinder or delay our operations, increase operating costs and reduce demand for its services.
Furthermore, although the political climate as a whole is currently deemed positive for green hydrogen, there can be no guarantee that this sentiment will prevail or result in beneficial regulation for us. Any negative governmental actions such as changes to tax laws, compliance rules, technical standards, duties or permit requirements could have an adverse effect on our business, financial condition, results of operations, cash flow and prospects, such as the ability to generate and monetize the zero or low carbon intensity environmental attributes of green hydrogen. Further, changes in the hydrogen regulatory environment may give rise to new or increased compliance risks. For example, it may become more complex and costly to ensure compliance, and the level of sanctions in the event of non-compliance may rise. Non-compliance with laws and regulations could result in penalties, sanctions or other restrictions that could have a material adverse effect on our operations.
Our project site owners and operators are also subject to extensive federal, state and local regulations and policies, including permitting requirements, on account of their separate operations. Any failure on their part to comply with any laws, regulations, rules or permits applicable to them may also adversely affect our business, financial condition, results of operations, cash flow and prospects.
As a project developer, we rely on close cooperation with project site owners and independent operators that may be subject to additional federal, state and local regulations and policies. Like us, the industry in which our project site owners and operators operate is highly regulated, and the scope and nature of regulation may vary depending on jurisdiction. For example, site owners may need to obtain permits from local agencies before project development can occur or may need to complete robust environmental review of a project before it can move forward. A failure by our project site owners and operators to comply with applicable energy, development and environmental laws, regulations and rules could have a material adverse effect on the operation of our projects, operations, financial condition, and cash flow and prospects, including any existing or future financing arrangements. Additionally, there can be no assurance that federal, state and local governments will not implement new laws and regulations that will require our project site owners and operators to obtain additional permits, certifications, licenses or other approvals from applicable agencies or impose onerous requirements and conditions on their operations, which could adversely affect the operation of our projects.
Our contracts with government entities may be subject to unique risks, including possible termination of or reduction in the governmental programs under which we operate, instances in which our contract provisions allow the government entity to terminate, amend or change terms at their convenience, and competitive bidding processes for the award of contracts.
We rely on government incentives and policies that support green hydrogen and enhance the economic feasibility of developing hydrogen production projects. In some cases, we rely on contracts, grants and other agreements with government entities in order to fund and develop our projects. If any of these incentives or policies are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, or if governmental support of renewable energy development, particularly green hydrogen, is discontinued or reduced, it could adversely affect our ability to obtain financing, the viability of new hydrogen projects, and cost assumptions or the profitability of our existing projects. Additionally, there can be no assurance that these government entities will not implement new regulations and policies that will impose onerous requirements and conditions as part of the contracts, grants and other agreements that support hydrogen.
We are exposed to tariffs and changes in tariff regulation and may be negatively affected by trade relations between the United States, China, the European Union, Spain and other countries.
We may be negatively affected by tariffs or adverse developments in trade relations between the United States, China, the EU, Spain and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and the ability to economically serve certain markets. We have no control over the trade policies of the United States or other countries and we may be negatively affected by additional restrictive economic measures, such as tariffs or other changes to U.S. trade policies. Additional tariffs and extensions of existing tariffs are currently being considered by the U.S. government. Any further cost increases or decreases in availability caused by trade policies could slow our growth and cause our financial results and performance metrics to suffer.
Restrictions on electrolyzer equipment imports, and other factors affecting the price or availability of electrolyzer equipment, may increase our business costs.
A substantial portion of our equipment is imported from the United Stated, Europe, China and certain other countries. Any restrictions or additional duties imposed by the governments of the United States, Europe, China, or of any other exporting countries could adversely affect our business, financial condition, results of operations, cash flow and prospects.
Our cross-border operations require us to comply with anti-bribery and anti-corruption laws.
Our international business requires us to comply with anti-corruption, anti-bribery and other similar laws, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, and other anti-corruption and anti-bribery laws in countries in which we (or third parties acting on our behalf) conduct activities. These laws generally prohibit companies and their officers, directors, employees, agents and anyone else acting on their behalf from offering, promising, authorizing or providing anything of value to government officials for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA also requires U.S. issuers to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act 2010 also prohibits “commercial” bribery not involving government officials and the receipt of bribes, and requires companies to implement adequate procedures to prevent bribery.

We currently have interactions with government entities around the world that expose us to potential risks under anti-corruption and anti-bribery laws. As we increase our international sales and business, our risks under these laws may increase. In addition, we may participate in relationships with third parties whose conduct could potentially subject us to liability under the FCPA or other anti-corruption laws even if we do not explicitly authorize or have actual knowledge of such activities. We have established policies and procedures designed to assist us and personnel acting on our behalf in complying with applicable anti-bribery laws and regulations; however, these policies and procedures may not prevent violation of these legal requirements, inadvertent or otherwise. Any actual or alleged violation of the FCPA or other applicable anti-corruption and anti-bribery laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a material adverse effect on our reputation, as well as our business, financial condition, results of operations and prospects.
Our cross-border operations expose us to risks from sanctions and export control laws.
Our business must be conducted in compliance with applicable economic sanctions and other trade controls, laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the EU (including EU member states), His Majesty’s Treasury of the United Kingdom or other relevant sanctions authorities, which may restrict our transactions in certain markets, and with certain customers, business partners and other persons and entities. Our global operations expose us to the risk of violating, or being accused of violating, trade controls, laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. While we believe we have been in compliance with sanctions requirements and strive to maintain such compliance, any such violation could materially adversely affect our reputation, business, financial condition, results of operations, cash flow and prospects.
The reduction or elimination of government subsidies and economic incentives, including tax credits, for green hydrogen, or the failure to renew such subsidies and incentives, could reduce demand for our products, lead to a reduction in our revenues and adversely impact our operating results and liquidity.
Regionally and nationally, the green hydrogen market and the electrolysis industry are exposed to the political and regulatory framework surrounding renewable energy, hydrogen and the general energy transition. We believe that the near-term growth of green hydrogen is affected by the availability and size of government and economic incentives. Specific regulatory initiatives that directly affect the green hydrogen market generally comprise various government subsidies, CO2 abatement requirements and the tariff and tax credits applicable to renewable energy and hydrogen, which can also have significant impact on the electrolysis industry. Various regulatory efforts have been made, and are in the making, to support the energy transition and, by implication, the commercialization of green hydrogen. These efforts also extend to the electrolysis industry. However, many regulatory efforts remain in their early stages and have not been implemented. Often, their exact contents and scope remain subject to ongoing political debate and adjustments, with consequential uncertainties, including that future subsidies or tax credits may apply only to other alternative energy sources and not green hydrogen.
We, as a provider of electrolysis solutions, as well as owners and operators of renewable energy plants which are producing green hydrogen via water electrolysis, are often relying on access to subsidies and tax credits to finance projects and we expect to continue to be reliant on such subsidies and tax credits for the foreseeable future. We are therefore highly sensitive to any adverse changes to current subsidies from which we or our customers are benefitting. Generally, the development of the green hydrogen market may slow down if subsidies are reduced or otherwise made wholly or partly unavailable. New policies supporting the commercialization of the green hydrogen market may be changed or not come into existence at all due to any number of reasons, including an absence of political will, political focus shifting towards other alternatives, and/or a lack of public funding. This could cause the development and growth of clean power technologies, including electrolysis technologies, to cease and the market for electrolyzers and electrolysis solutions could be materially impaired. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.

Furthermore, changes or amendments to clean energy tax credits might result in a reduction of the green hydrogen tax credits currently available or be more favorable to other technologies. Many of the current tax credits for green hydrogen expire, phase out over time, may exhaust the allocated funding or require renewal by the applicable authority. In addition, these incentive programs could be reduced or discontinued for other reasons. The IRA contains a number of tax incentive provisions including an extension and amendment of the Section 48 investment tax credit for projects that “begin construction” before 2025 and a new Section 45V Clean Hydrogen PTC, among other items. In many instances, the relevant taxpayer will have to comply with prevailing wage and apprenticeship requirements to maximize the value of these new clean energy tax credits. We believe the tax credits available under the IRA are likely to have a positive impact on the demand for green hydrogen and our products; however, this legislation was adopted in August 2022, and forthcoming interagency guidance processes are still ongoing. We have not yet seen the impact these IRA-related incentives may have on our business and operations and cannot guarantee we will realize anticipated benefits of incentives under the IRA, particularly as we adapt to an ongoing and nascent regulatory guidance process regarding the detailed requirements of various new energy provisions. Any reduction, elimination or discriminatory application of expiration of the investment tax credit, PTC or other government subsidies and economic incentives, or the failure to renew such tax credit, governmental subsidies or economic incentives, may result in the diminished economic competitiveness of our products to our customers and could materially and adversely affect the growth of green hydrogen, including our products, as well as our future operating results and liquidity.
We may not be able to obtain, or agree on, acceptable terms and conditions for grants, loans and other incentives for which we may apply.
We anticipate applying for federal loans, and, where applicable, grants and tax incentives under government programs designed to support the production of renewable energy and related technologies, as well as the sale of hydrogen. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from various federal, state and foreign governments, including the United States and the EU. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of its applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and we are unable to find alternative sources of funding to meet our planned capital needs, our business, financial condition, results of operations, cash flow and prospects could be materially adversely affected.
Our business is subject to liabilities and operating restrictions arising from environmental, health and safety laws, regulations and permits.
Our projects are subject to various environmental, health and safety (“EHS”) laws, regulations, guidelines, policies, directives, permits and other requirements governing or relating to, among other things:
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the protection of wildlife, including migratory birds, bats and threatened and endangered species, such as desert tortoises, or protected species such as eagles, and other protected plants or animals whose presence or movements often cannot be anticipated or controlled;

•	water use, and discharges of silt-containing or otherwise polluted waters into nearby wetlands or navigable waters;
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hazardous or toxic substances or wastes and other regulated substances, materials or chemicals, including those existing on a project site prior to our use of the site or the releases thereof into the environment;

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land use, zoning, building, and transportation laws and requirements, which may mandate conformance with sound levels, radar and communications interference, hazards to aviation or navigation, or other potential nuisances such as the flickering effect, known as shadow flicker, caused when rotating wind turbine blades periodically cast shadows through openings such as the windows of neighboring properties;

•	the presence or discovery of archaeological, historical, religious or cultural artifacts at or near our projects;

•	the protection of workers’ health and safety; and
•	the proper decommissioning of the site at the end of its useful life.
If our projects do not comply with such laws, regulations, requirements or permits, each of which may vary across the jurisdictions in which we operate projects, we may be required to pay penalties or fines, curtail or cease operations of the affected projects, make costly modifications to such projects or seek new or amended permits for our projects. Violations of environmental and other laws, regulations and permit requirements, including certain violations of laws protecting wetlands, migratory birds and threatened or endangered species, may also result in criminal sanctions or injunctions. The global EHS regulatory environment continues to change, and significant changes in the legislative or regulatory EHS environment in jurisdictions in which we operate may have a material impact on our business.
Our projects also carry inherent EHS risks, including the potential for related civil litigation, regulatory compliance, remediation orders, fines and other penalties. For instance, equipment or machinery at our projects could malfunction or experience other unplanned events that cause spills that exceed permitted levels, resulting in personal injury, fines or property damage. EHS laws and regulations have generally become more stringent over time, and we expect this trend to continue. We may need to incur significant capital and operating costs to keep our projects in compliance with EHS laws and regulations. If it is not economical to make those expenditures, or if we violate any of these laws and regulations, it may be necessary to retire or suspend operations of our projects or restrict or modify our operations to obtain or maintain compliance, either of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Additionally, we may be held liable for related investigatory and clean-up costs for any property where there has been a release or potential release of a hazardous substance, regardless of whether we knew of or caused the release or potential release, even in the absence of negligence. We could also be liable for other costs, including fines, personal injury, property damage or damage to natural resources. In addition, some environmental laws place a lien on a contaminated site in favor of the government as security for damages and costs it may incur relating to contamination and clean-up. Contained or uncontained hazardous substances on, under or near our projects, regardless of whether we own or lease the property, or the inability to remove or otherwise remediate such substances may restrict or eliminate our ability to operate our projects.
Our projects are designed specifically for the landscape of each project site and cover a large area. Despite the fact that we conduct studies of project sites prior to construction, problems may arise, such as the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites. Such discoveries could result in the restriction or elimination of our ability to operate our business at a particular project site or, if during construction, could result in delays, cost overruns or termination of construction. Landscape-scale projects and operations may also cause effects to certain landscape views, trails or traditional cultural activities. Such effects may trigger claims from members of local communities alleging that our projects are infringing upon their legal rights or other claims, which could result in the restriction or elimination of our ability to operate our business at a particular project site.
Furthermore, federal, state and local governments are increasingly regulating and restricting the use of certain chemicals, substances and materials. Some of these policy initiatives could foreseeably be impactful to our business. For example, laws, regulations or other policy initiatives might address substances found within component parts to our products, in which event our Company would be required to comply with such requirements.
Violations of environmental and other laws, regulations and permit requirements; the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites, or adverse effects on public or private lands could also result in negative publicity for us, which could, in turn, limit our ability to develop our solar energy and wind energy projects and acquire interests in additional renewable energy projects on favorable terms or at all.
Climate change and climate change policies might affect our business, our industry and the global economy.
We acknowledge the significant challenge presented by climate change, and see our work in developing cost-effective, clean, renewable green hydrogen as part of the solution. However, we acknowledge that climate change will potentially have wide-ranging impacts, including potential impacts to our Company. Unanticipated environmental, societal, economic or geopolitical effects of climate change might affect business operations. For example, increasingly severe and frequent weather events might disrupt our supply chain or adversely affect our customers. Relatedly, government policies addressing climate change could similarly impact our business operations. We believe that many of these policies will be favorable for our hydrogen solutions. However, there is no guarantee that such potential changes in laws, regulations or policies will be favorable to our Company, to existing or future customers, or to large-scale economic, environmental or geopolitical conditions.
We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We are subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including, but not limited to, consumer finance laws, consumer protection laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. We may also become subject to allegations of discrimination or other similar misconduct, which, regardless of the ultimate outcome, may result in adverse publicity that could harm our brand, reputation and operations. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including, but not limited to, suspension or revocation of licenses to conduct business. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demand on management resources.
Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes.
We are subject to income taxes in the United States, the EU, including Spain, and various foreign jurisdictions. A number of factors may adversely affect our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; changes in available tax credits, grants and other incentives; changes in stock-based compensation expense; the availability of loss or credit carryforwards to offset taxable income; changes in tax laws, regulations, accounting principles or interpretations thereof; or examinations by U.S. federal, state or foreign jurisdictions that disagree with interpretations of tax rules and regulations in regard to positions taken on tax filings. A change in our effective tax rate due to any of these factors may adversely affect the carrying value of our tax assets and our future results from operations.
Governments in the United States, the EU and/or any other jurisdiction where we are established or operate (or may operate in the future) continue to review, reform and modify tax laws, regulations, treaties, interpretations, policy initiatives and tax authority practices, and the applicable treatment for tax purposes is subject to changes. It is not possible to predict whether a tax reform may be proposed or enacted in the future (including with retroactive effect) or whether such changes could have a significant impact on the Company’s businesses, resulting in material changes to the taxes that the Company and its subsidiaries are required to provide for and pay.
For instance, there are a number of international tax developments, including at the level of the Organisation for Economic Co-operation and Development (“OECD”) or at the EU level, aimed at achieving a greater tax transparency within multinational groups and implementing effective anti-tax avoidance measures, including the Base Erosion and Profit Shifting project developed by the OECD, which includes 15 actions that are still currently being developed and may lead to additional initiatives at the OECD, EU or national levels (such as the very recent approval of the Multilateral Convention to Implement Tax Treaty Measures to Prevent Base Erosion and Profit Shifting) or the EU Anti-Tax Avoidance Directives adopted by the EU Council.
When tax laws and regulations change, or when new tax laws and regulations are introduced and implemented, such changes or new laws and regulations may be unclear in certain respects and could be subject to further potential amendments and technical corrections, and may be subject to interpretations and implementing regulations by the relevant governmental authorities, any of which could mitigate or increase certain adverse effects of the tax changes or of the new tax laws and regulations. Existing tax laws and regulations could also be interpreted or applied in a manner adverse to the Company or other group companies.
We are subject to tax in the U.S. and in multiple jurisdictions as we expand internationally, which requires additional expertise to ensure compliance with various domestic and international tax laws. Therefore, the development of our global tax footprint and compliance with these laws may impact how we conduct our business and affect our financial position, operating results and cash flows. In addition, as our business grows and we engage in more sophisticated transactions, we are required to comply with increasingly complex taxation rules and practices, and the applicability of special tax regimes to the transactions we are a party to (including the Business Combination) may be reviewed or challenged by the relevant tax authorities, based on a different interpretation of the applicable law.
We may also be subject to general reviews or audits by tax authorities in the various jurisdictions in which we operate, and although we believe our tax policies are reasonable, if the applicable taxing authorities disagree with the positions taken on our tax returns with respect to the source or the amount of the income we report in the various jurisdictions in which we are established or otherwise operate, or if they deem us not be otherwise compliant with all applicable tax laws and regulations, tax authorities may carry out enforcement actions against us. Enforcement actions may be administrative, civil or criminal in nature, and could result in litigation, payments of additional taxes, penalties, interest or other sanctions. Any such non-compliance with applicable tax laws and regulations and their consequences to us may impact our operations, or even our ability to operate in such jurisdictions, and may adversely affect our business, prospects, financial condition and results of operations.
Risks Related to Information Technology, Intellectual Property, Data Security and Privacy
If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition, results of operations, cash flow and prospects could be adversely affected.
We attempt to protect our intellectual property and proprietary technology through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party non-disclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
We are seeking patent protection for certain technologies relating to our business, including technologies relating to hydrogen generators, electrolysis stacks and a solid oxide electrolysis cells, and expect to file additional patent applications in the future. While we generally apply for patents in countries which might be desirable for the commercialization of our technologies, we may not accurately predict all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. In addition, we cannot assure you that any of our patent applications will be granted or will issue as patents. The scope of patent protection could be narrowed during the application process, and accordingly we cannot assure you that the resulting patents would be of sufficient scope to provide us with any meaningful protection or commercial advantage. Furthermore, any patents that we do obtain could be challenged, invalidated or circumvented by others, and our competitors could infringe our patents; however, we cannot assure you that we will learn of all instances of infringement, and even if we become aware of infringement, we cannot assure you that we will have adequate resources to enforce our patents.
We also rely on unpatented proprietary technology in the conduct of our business. For example, such technology is embodied in the plants that we design, build and sell. It is possible that others will independently develop the same or similar technology, attempt to discover our technology through illegal or improper means, or reverse engineer, replicate or otherwise access our technology. To protect our unpatented technology, trade secrets and other proprietary information, we generally require employees and other persons whom we grant access to such information to enter into confidentiality agreements and to relinquish any right in favor of the Company for any work produced in relation to the Company. We cannot assure you that these agreements will provide meaningful protection or that we have included confidentiality provisions in every agreement with persons who receive access to our proprietary information. There is also a risk that our confidentiality agreements will be breached. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

We rely on our trademarks and trade name to distinguish our products and services from the products and services of our competitors. Third parties may seek to cancel our trademark registrations, or otherwise challenge our use of trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademark rights if they are infringed or otherwise violated.
Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as they are protected in the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, financial condition, results of operations, cash flow and prospects.
Our inability to develop effective new technologies, and obtain and retain licenses to intellectual property owned by third parties for the commercialization of our products, may negatively impact our prospects and financial results.
In order to commercialize certain of our products, we license third-party patents and unpatented technology, in exchange for royalty payments and our performance of other obligations. These licenses may be terminated by the licensors in certain circumstances, including for uncured material breaches. Our breach of any of these licenses may expose us to financial liability or legal claims, and the termination of any of the licenses could require us to cease making, using or selling products that exploit the patented technology. In the future, we may not be able to secure rights, on reasonable terms, or at all, to any improvements to the patented inventions that we license. Our existing patent licenses grant us exclusive rights, which protects us from having our competitors being able to use the patented technology. Although our licensors are generally contractually obligated to assist us in enforcing the licensed rights against infringers, we cannot guarantee that they will do so. Any of the foregoing may result in a loss of competitive advantage, decrease in our revenue or increase in our operating expenses, or otherwise adversely affect our business, financial condition, results of operations, cash flow and prospects.
We also collaborate with universities and publicly funded research organizations to research and develop certain technologies for possible commercialization in the future. We cannot guarantee that these collaborations will result in any meaningful developments or otherwise generate value for our business. Moreover, we cannot guarantee that we will own or be able to license (on the terms we desire, or at all) the intellectual property that may arise from these collaborations. Other companies, including our current and future competitors, may also pursue strategies to collaborate with universities and research organizations, and otherwise develop, license or acquire intellectual property rights that we may consider attractive or necessary to maintain or improve our competitive position, thereby preventing us from obtaining the rights to use such intellectual property ourselves. Any of the foregoing could harm our business, financial condition, results of operations, cash flow and prospects.
If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.
We face the risk of claims that we have infringed, misappropriated, diluted or otherwise violated third parties’ intellectual property rights. For example, third parties own patents for electrolysis technology used in our industry. Our competitors, some of which have greater resources and longer operating histories, and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We have not conducted a comprehensive, independent review of patents granted or issued to third parties. The large number of existing patents covering technologies in our field, together with the rapid rate of new patent issuances, as well as the complexities of the technology involved and the uncertainty of the scope of patents that have issued, makes it difficult to ascertain whether or not we infringe third-party patents in conducting our business. In addition, the proposed offering may increase the risk of third parties asserting claims that our technologies or the conduct of our business infringes their intellectual property rights. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time-consuming to defend;
•	cause us to cease manufacturing, using or selling products that incorporate or otherwise use the asserted intellectual property;
•	require us to redesign, reengineer or rebrand our products, if feasible;
•	divert management’s attention and resources;
•	impair our ability to retain customers or attract prospects; and
•	require us to license third-party intellectual property.
Any licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us, or the settlement of an infringement claim, could result in our being required to pay significant damages, enter into costly license agreements or cease making, using or selling certain products, any of which could have a negative impact on our business and harm our future prospects.
If we or our third-party service providers suffer a security incident or breach, our reputation may be harmed, we may lose customers or prospects, and we may incur significant liabilities, any of which would harm our business and results of operations.
Security incidents, in particular, cyber-attacks, computer malware, viruses, social engineering (including phishing attacks), ransomware attacks and hacking are becoming more prevalent. We are at risk of security incidents, including with respect to our IT systems, the projects that are built, operated or maintained by us or third parties, and the customer data that we process. A security incident could be caused by disasters, insiders or third parties, including through inadvertent acts or omissions, negligence, or malicious acts such as hacking or the use of viruses, ransomware, or malware. In addition, third parties may use phishing, fraud or other forms of deception to induce our employees, suppliers, research partners, or other third parties with whom we do business to disclose information, or to obtain access to our IT systems, facilities, data, or confidential and proprietary information and technologies. We have taken and we intend to continue to take steps to monitor and improve the data security of our IT systems, facilities, and confidential and proprietary information and technologies, including devoting financial and personnel resources to implement and maintain technical, administrative, and organizational security measures. Currently, our data security program is managed by our senior management. In addition to the technical security measures that we have implemented to mitigate the risk of security breaches and manage data security risks, our senior management briefs our board on our ongoing efforts to update and improve our data security program. Additionally, our board is alerted to and provided information about any material suspected or actual security breaches, which includes any severe threats or vulnerabilities to our internal protocols. Although we have systems and measures in place that are designed to protect us against intellectual property theft, data security and other security incidents, techniques used to perform cyber-attacks and compromise data and systems change frequently. As such, we cannot guarantee that our systems and measures will be adequate to prevent, detect, or mitigate the effects of these attacks, now or in the future. Further, we may be unable to detect a security incident for an extended period of time, or to adequately react in a timely manner. In addition, any failure to timely, accurately, or fully report security risks to our board could result in inadequate investment of resources into our security program, which could make us susceptible to security breaches or other cybersecurity threats. Failure to alert our board of any actual or suspected security breaches or other cybersecurity threats could also result in inaccurate or incomplete reporting to regulators or insufficient remediation efforts for such breaches or threats, which could result in substantial increased costs and could lead to litigation, investigation, fines and reputational damage which would adversely affect our business. As cybersecurity threats develop, evolve and grow more complex over time, we expect to make further investments to protect our business against security incidents in future.
A security breach suffered by us or our third-party service providers or any unauthorized, accidental or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our operations, litigation, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations to our customers, regulatory investigations, government fines and penalties, reputational damage, loss of sales, customers and prospects, expenses related to mitigation and remediation, and other significant costs and liabilities. In addition, we may incur significant costs and operational consequences in relation to investigating, remediating, and addressing actual or perceived security incidents, as well as the costs to comply with any notification or other obligations resulting from any such incidents. Any of the foregoing could materially affect our business, financial condition, results of operations, cash flow and prospects. In addition, we do not currently have insurance coverage for cybersecurity incidents.
The actual or perceived failure to comply with data privacy and data security laws, regulations and industry standards could have a material adverse effect on our reputation, results of operations or financial condition or have other adverse consequences.
We are subject to various laws, related regulations, and industry standards involving data privacy and security. Such laws and regulations relating to data privacy and security are continuously evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied in the past or may not comply now or in the future with all such laws, regulations, requirements and obligations.
Risks Related to Spain and Europe
Economic conditions in the European Union and Spain could have a material adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Economic conditions in the EU and Spain, where we have significant operations, are influenced by economic developments and volatility in economic conditions in other countries and macroeconomic factors. Investors’ reactions to developments in one country may adversely affect the economic conditions of companies located in other countries, including Spain. For instance, the economic downturn in the U.S. and several European countries during 2008 and 2009, and in 2020 and 2021, adversely affected prices in the global markets, including Spain. Negative economic developments, such as rising fiscal or trade deficits, rising inflation rates or a default on national debt, in other emerging market countries may also affect investor confidence and cause increased volatility in Spanish markets and indirectly affect the Spanish economy in general. Furthermore, global events like COVID-19 or the Russia-Ukraine conflict can materially impact the global economic conditions and reduce the flow of funds through equity or debt in the EU and Spain. Any worldwide financial instability could also have a negative impact on the European and Spanish economies, including the movement of exchange rates and interest rates, which could then adversely affect our business and financial performance. Any other global economic developments or the perception that any of them could occur may adversely affect global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, results of operations, cash flow and prospects.
Slowdown in the growth of the European and Spanish economies could adversely affect our business and growth plans. The growth rate of the EU’s and Spain’s GDP was 1.7% and 2.7%, respectively, in 2022, compared to 2.6% and 4.8%, respectively, in 2021. The EU’s and Spain’s GDP growth in 2022 was adversely affected by COVID-19, the Russian-Ukraine conflict and rising inflation rates. Further, as a result of rising inflation rates, the European Central Bank has increased interest rates and has signaled an initiative to combat rising inflation through increased interest rates in line with other central banks globally. The performance and growth of our business are necessarily dependent on economic conditions prevalent in the EU and Spain, which may be adversely affected by such economic slowdown and global crisis. Notwithstanding the European Central Bank’s and the Bank of Spain’s policy initiatives, the course of market interest rates continues to be uncertain due to the high inflation and the increase in the fiscal deficits. Any continued or future inflation because of increases in prices of commodities, may result in a continued tightening of monetary policy and could materially and adversely affect our business, financial condition, results of operations, cash flow and prospects. Further increases in interest rates or reduction in liquidity could restrict our access to capital and could adversely impact our business, financial condition, results of operations, cash flow and prospects.
A substantial portion of our business and operations is located in Spain and we are subject to regulatory, economic, social and political uncertainties in Spain.
A substantial portion of our business and employees is located in Spain, and we intend to continue to develop and expand our business in Spain. Consequently, our financial performance and the price of the Surviving Corporation Common Stock will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting Spain.

The government of Spain has exercised and continues to exercise significant influence over many aspects of the Spanish economy. Spain has a mixed economy with a large public sector and an extensively regulated private sector. The government of Spain and the state governments play a significant role in the Spanish economy and the effect on producers, consumers, service providers and regulators over the years. The government of Spain has in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees and determined the allocation to businesses of raw materials and foreign exchange. We may not be able to react to such changes promptly or in a cost-effective manner. Increased regulation or changes in existing regulations may require us to change our business policies and practices and may increase the cost of providing services to our customers which would have an adverse effect on our operations and our financial condition and results of operations.
There is no assurance that we would be able to comply with any new measures on a timely and cost-effective basis and we may be subjected to regulatory actions for not adhering to all of the preventive measures. The rate of regulation could change, and specific laws and policies affecting renewable energy or hydrogen production, foreign investments, currency exchange rates and other matters affecting investments in Spain or our business could change as well. A significant change in Spain’s regulatory policies or any social or political uncertainties could adversely affect business and economic conditions in Spain generally and our business and prospects.
We are subject to various labor laws, regulations and standards in Spain. Non-compliance with and changes in such laws may adversely affect our business, financial condition, results of operations, cash flow and prospects.
We are required to comply with various labor and industrial laws in Spain, which vary from time to time. The last major labor reform was approved by the Spanish Congress on February 3, 2022 and entailed key changes with respect to, among others, fixed-term employment, collective furloughs and labor sanctions. Labor reforms and consultative procedures with employee representative bodies could limit our flexibility in terms of hiring, implementing changes in terms and conditions of employment or for rationalizing our workforce in the event of poor market conditions. There is no assurance that our costs of complying with current and future labor laws and other regulations will not adversely affect our business, financial condition, results of operations, cash flow and prospects. There is a risk that we may fail to comply with such regulations, which could result in us being exposed to sanctions and fines, and may lead us to stop operations which could have an adverse impact on our operations.
Changes in the taxation system in Spain could adversely affect our business.
Our operations, profitability and cash flows could be adversely affected by any developments in Spanish central, state or local-level statutory or regulatory requirements in connection with direct and indirect taxes and duties, including, among others corporate income tax, value added tax or excise duties (or any new taxes or duties that may be imposed in the future), or by any unfavorable interpretation of the applicability of current and future taxes and duties taken by the relevant taxation authorities or courts in Spain. In addition, some of H2B2’s subsidiaries are incorporated in Spain, and as such are considered resident of Spain for Spanish tax purposes.
In addition, in December 2022 the Spanish Government imposed a specific extraordinary and temporary tax over the revenues of the Spanish energy generators that qualify as “Key Energy Operators” (the “Windfall Tax”). The definition of Key Energy Operators include (i) operators listed by the Spanish Competition Commission (“Listed Operators”) (unless they have a net turnover in 2019 lower than €1 billion or have a net turnover derived from their energy activity that represent less than 50% of their total net turnover in 2017, 2018 and 2019, with their net turnover being assessed by reference to the fiscal unity to which they belong, if applicable) and (ii) other companies engaged in the production of oil, gas, coil and refining activities in Spain, having at least 75% of their turnover in their preceding year derived from such activities.
Key Energy Operators, as described above, are currently subject to the Windfall Tax in Spain, payable in years 2023 and 2024 (subject to eventual extensions, which cannot be ruled out, or that the Windfall Tax becomes a permanent tax). The Windfall Tax rate is 1.2% and is levied over the amount of the net turnover derived from the activities carried out by the Key Energy Operator in Spain in years 2022 and 2023, as per the taxpayer’s profit and loss account subject to certain adjustments.
Based on the above, Windfall Tax is not currently applicable to us as we do not fall within any of the limbs of the definition of Key Energy Operators. In particular, we are not Listed Operators nor are we engaged in the activities referred to under limb (ii) above (i.e., production of oil, gas, coil and refining), as we are engaged in other type of energy-producing activities. That said, there is no assurance that the current drafting of the Spanish tax law may be amended so that we could be included within the scope of the Windfall Tax in the future, which would adversely affect our cash flow and prospects.
For additional information, please see the risk factor “Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes.”
Risks Related to Being a Public Company
The market price of the Surviving Corporation Common Stock may be volatile or may decline regardless of the Surviving Corporation’s operating performance. You may lose some or all of your investment.
The trading price of the Surviving Corporation Common Stock following completion of the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Surviving Corporation Common Stock at an attractive price due to a number of factors such as the following:
•	the impact of COVID-19 on the Surviving Corporation’s financial condition and the results of operations;
•	the Surviving Corporation’s operating and financial performance and prospects;
•	the Surviving Corporation’s quarterly or annual earnings or those of other companies in its industry compared to market expectations;
•	conditions that impact demand for the Surviving Corporation’s products and/or services;
•	future announcements concerning the Surviving Corporation’s business, its clients’ businesses or its competitors’ businesses;
•	the public’s reaction to the Surviving Corporation’s press releases or other public announcements and filings with the SEC;
•	the market’s reaction to the Surviving Corporation’s reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;
•	the size of RMG III’s public float;
•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
•	market and industry perception of the Surviving Corporation’s success, or lack thereof, in pursuing its growth strategy;
•	strategic actions by the Surviving Corporation or its competitors, such as acquisitions or restructurings;
•	changes in laws or regulations which adversely affect the Surviving Corporation’s industry or the Surviving Corporation;
•	privacy and data protection laws, privacy or data breaches, or the loss of data;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	changes in senior management or key personnel;
•	issuances, exchanges or sales, or expected issuances, exchanges or sales of the Surviving Corporation capital stock;
•	changes in the Surviving Corporation’s dividend policy;
•	the impact of COVID-19 on the Surviving Corporation’s financial condition and the results of operations;
•	adverse resolution of new or pending litigation against the Surviving Corporation; and

•
changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from inflation, natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of Surviving Corporation Common Stock, regardless of the Surviving Corporation’s operating performance. In addition, price volatility may be greater if the public float and trading volume of Surviving Corporation Common Stock is low. As a result, you may suffer a loss on your investment.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Surviving Corporation was involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from the Surviving Corporation’s business regardless of the outcome of such litigation.
The Surviving Corporation’s stock price may be exposed to additional risks because our business will become a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and the Surviving Corporation expects that increased focus to continue, and the Surviving Corporation may be subject to increased scrutiny by the SEC and other government agencies on holders of the Surviving Corporation securities as a result, which could adversely affect the price of Surviving Corporation Common Stock.
The Surviving Corporation does not intend to pay dividends on Surviving Corporation Common Stock for the foreseeable future.
The Surviving Corporation currently intends to retain all available funds and any future earnings to fund the development and growth of its business. As a result, the Surviving Corporation does not anticipate declaring or paying any cash dividends on Surviving Corporation Common Stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Surviving Corporation Board and will depend on, among other things, the Surviving Corporation’s business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to the Surviving Corporation indebtedness, industry trends and other factors that the Surviving Corporation Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing the Surviving Corporation’s current and future indebtedness. In addition, the Surviving Corporation may incur additional indebtedness, the terms of which may further restrict or prevent it from paying dividends on Surviving Corporation Common Stock. As a result, you may have to sell some or all of your Surviving Corporation Common Stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. The Surviving Corporation’s inability or decision not to pay dividends could also adversely affect the market price of Surviving Corporation Common Stock.
If securities or industry analysts do not publish research or reports about the Surviving Corporation’s business or the Business Combination or publish negative reports, the market price of Surviving Corporation Common Stock could decline.
The trading market for the Surviving Corporation Common Stock will be influenced by the research and reports that industry or securities analysts publish about the Surviving Corporation, the Surviving Corporation’s business or the Business Combination. The Surviving Corporation may be unable or slow to attract research coverage and if one or more analysts cease coverage of the Surviving Corporation, the price and trading volume of the Surviving Corporation’s securities would likely be negatively impacted. If any of the analysts that may cover the Surviving Corporation change their recommendation regarding the Surviving Corporation’s securities adversely, or provide more favorable relative recommendations about the Surviving Corporation’s competitors, the price of the Surviving Corporation’s securities would likely decline. If any analyst that may cover the Surviving Corporation ceases covering the Surviving Corporation or fails to regularly publish reports on the Surviving Corporation, it could lose visibility in the financial markets, which could cause the price or trading volume of the Surviving Corporation’s securities to decline. If one or more of the analysts who cover the Surviving Corporation downgrades Surviving Corporation Common Stock or if the Surviving Corporation’s reporting results do not meet their expectations, the market price of Surviving Corporation Common Stock could decline. Moreover, the market price of Surviving Corporation Common Stock may decline as a result of the Business Combination if the Surviving Corporation does not achieve the perceived benefits of the Business

Combination as rapidly or to the extent anticipated by financial analysts, or the effect of the Business Combination on the Surviving Corporation’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Surviving Corporation Common Stock following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of Surviving Corporation Common Stock. In addition, a decline in the market price of Surviving Corporation Common Stock following the consummation of the Business Combination could adversely affect the Surviving Corporation’s ability to issue additional securities and to obtain additional financing in the future.
The Surviving Corporation’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. The Surviving Corporation’s failure to raise capital when needed could harm its business, operating results and financial condition. Debt issued to raise additional capital may reduce the value of Surviving Corporation Common Stock.
The Surviving Corporation cannot be certain when or if its operations will generate sufficient cash to fund its ongoing operations or the growth of its business.
The Surviving Corporation intends to make investments to support the Surviving Corporation’s business and may require additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, the Surviving Corporation may be unable to invest in future growth opportunities, which could harm the Surviving Corporation’s business, operating results and financial condition. If the Surviving Corporation incurs debt, the debt holders could have rights senior to holders of Surviving Corporation Common Stock to make claims on the Surviving Corporation’s assets. The terms of any debt could restrict the Surviving Corporation’s operations, including its ability to pay dividends on Surviving Corporation Common Stock. As a result, the Surviving Corporation shareholders bear the risk of future issuances of debt securities reducing the value of Surviving Corporation Common Stock.
The issuance of additional shares of Surviving Corporation Common Stock or convertible securities could make it difficult for another company to acquire the Surviving Corporation, may dilute your ownership of the Surviving Corporation and could adversely affect the price of Surviving Corporation Common Stock.
In the future, the Surviving Corporation expects to obtain financing or to further increase its capital resources by issuing additional shares of Surviving Corporation Common Stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of Surviving Corporation Common Stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of the Surviving Corporation’s existing stockholders, reduce the market price of outstanding Surviving Corporation Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit the Surviving Corporation’s ability to pay dividends to the holders of Surviving Corporation Common Stock. The Surviving Corporation’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Surviving Corporation Common Stock bear the risk that the Surviving Corporation’s future offerings may reduce the market price of Surviving Corporation Common Stock and dilute their percentage ownership. See the section entitled “Description of Securities of the Surviving Corporation.”
Future resales of Surviving Corporation Common Stock after the consummation of the Business Combination may cause the market price of the Surviving Corporation’s securities to drop significantly, even if the Surviving Corporation’s business is doing well.
Pursuant to the Lock-Up Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, and certain of H2B2’s Stockholders will be contractually restricted from selling or transferring any of their shares of Surviving Corporation Common Stock. Such restrictions begin at Closing and end on the earlier of (i) the date that is 180 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing Date of the Merger that results in all of the public stockholders of the Surviving Corporation having the right to exchange their shares of Surviving Corporation Common Stock for cash securities or other property or (iii) the liquidation of the Surviving Corporation.

However, following the expiration of such lock-up, the Sponsor, certain directors and officers of RMG III and certain former stockholders of H2B2 will not be restricted from selling shares of Surviving Corporation’s Common Stock held by them, other than by applicable securities laws. Upon completion of the Business Combination and assuming that no Public Shares are redeemed in connection with the Business Combination, the Sponsor, certain directors and officers of RMG III and the H2B2 Stockholders will collectively beneficially own approximately 97.86% ownership of the outstanding shares of Surviving Corporation Common Stock, assuming that no additional Public Shareholders redeem their Public Shares in connection with the Business Combination. Assuming maximum redemption of 635,778 Public Shares in connection with the Business Combination, in the aggregate, the ownership of the Sponsor, certain directors and officers of RMG III and certain former stockholders of H2B2 would rise to 93.01% ownership of the outstanding shares of Surviving Corporation Common Stock.
The shares held by the Sponsor, certain directors and officers of RMG III and certain former stockholders of H2B2 may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreement. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Surviving Corporation’s share price or the market price of Surviving Corporation Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
A market for the Surviving Corporation’s shares may not develop, which could adversely affect the liquidity and price of its shares.
The price of the Surviving Corporation’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Surviving Corporation’s securities may never develop or, if developed, it may not be sustained. In addition, the price of the Surviving Corporation’s securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if the Surviving Corporation’s securities are not listed on, or become delisted from, the Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
The Surviving Corporation will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make Surviving Corporation Common Stock less attractive to investors.
The Surviving Corporation qualifies as an “emerging growth company,” as defined in the JOBS Act. While the Surviving Corporation remains an emerging growth company, it is permitted to and plans to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (i) an exemption from compliance with the auditor attestation requirement in the assessment of the Surviving Corporation’s internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (ii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation arrangements in the Surviving Corporation’s periodic reports, registration statements, and proxy statements, and (iv) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information the Surviving Corporation provides will be different than the information that is available with respect to other public companies that are not emerging growth companies.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as the Surviving Corporation is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Surviving Corporation has elected to irrevocably opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Surviving Corporation will adopt the new or revised standard at the time public companies adopt the new or revised standard. This may make comparison of the Surviving Corporation’s financial statements with another emerging growth company that has not opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
The Surviving Corporation cannot predict whether investors will find Surviving Corporation Common Stock less attractive if it relies on these exemptions. If some investors find Surviving Corporation Common Stock less attractive as a result, there may be a less active trading market for the Surviving Corporation Common Stock. The market price of Surviving Corporation Common Stock may be more volatile.
The Surviving Corporation will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the completion of the Initial Public Offering, (2) in which the Surviving Corporation has total annual gross revenue of at least $1.235 billion, or (3) in which the Surviving Corporation is deemed to be a large accelerated filer, which means the market value of Surviving Corporation Common Stock that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which the Surviving Corporation has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
The Surviving Corporation’s management has limited experience in operating a public company.
The Surviving Corporation executive officers have limited experience in the management of a U.S. publicly traded company. The Surviving Corporation management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Surviving Corporation. The Surviving Corporation may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Surviving Corporation to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that the Surviving Corporation will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.
If the Surviving Corporation is unable to maintain an effective system of internal controls and compliances, its business and reputation could be adversely affected.
While the Surviving Corporation manages regulatory compliance by monitoring and evaluating its internal controls to ensure that it is in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in its internal controls and compliances will not arise, or that it will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in its internal controls, in a timely manner or at all. As the Surviving Corporation continues to grow, there can be no assurance that there will be no other instances of such inadvertent non-compliances with statutory requirements, which may subject it to regulatory action, including monetary penalties, which may adversely affect its business and reputation.
The Surviving Corporation’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.
Section 404 of the Sarbanes-Oxley Act will require the Surviving Corporation to evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of its internal control over financial reporting beginning with its Annual Report on Form 10-K for the year ending December 31, 2023. Additionally, once the Surviving Corporation ceases to be an emerging growth company, its independent registered accounting firm will also be required to attest to the effectiveness of its internal controls over financial reporting in each Annual Report on Form 10-K to be filed with the SEC. The Surviving Corporation may in the future identify material weaknesses or significant deficiencies that it may be unable to remedy before the requisite deadline for those reports. The Surviving Corporation’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls across its company. The Surviving Corporation expects these systems and controls to involve significant expenditures and to become increasingly complex as its business grows. To effectively manage this complexity, the Surviving Corporation will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm its operating results and cause it to fail to meet its financial reporting obligations or result in material misstatements in its financial statements, which could adversely affect our business and reduce its stock price.
Risks Related to the Business Combination
The market price of shares of Surviving Corporation Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of Public Shares.
Upon completion of the Business Combination, holders of H2B2 Common Stock, H2B2 Options, RMG III Ordinary Shares and RMG III Warrants will become holders of shares of Surviving Corporation Common Stock and holders of H2B2 Options will become holders of options covering Surviving Corporation Common Stock. Prior to the Business Combination, RMG III has had limited operations. Upon completion of the Business Combination, the Surviving Corporation’s results of operations will depend upon the performance of H2B2’s business, which are affected by factors that are different from those currently affecting the results of operations of RMG III.
There can be no assurance that Surviving Corporation Common Stock will be approved for listing on Nasdaq or that Surviving Corporation Common Stock will be able to comply with the continued listing standards of Nasdaq.
In connection with the Closing, RMG III intends to list Surviving Corporation Common Stock on Nasdaq under the symbol “HHBB.” The Surviving Corporation’s continued eligibility for listing may depend on the number of RMG III Ordinary Shares that are converted into Surviving Corporation Common Stock. If, after the Business Combination, Nasdaq delists Surviving Corporation Common Stock from trading on its exchange for failure to meet the listing standards, the Surviving Corporation and its stockholders could face significant material adverse consequences, including:
•	a limited availability of market quotations for the Surviving Corporation Common Stock;
•	reduced liquidity for the Surviving Corporation Common Stock;
•
a determination that Surviving Corporation Common Stock is a “penny stock” which will require brokers trading in Surviving Corporation Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Surviving Corporation Common Stock;

•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.
The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: approval of the Business Combination and related agreements and transactions by the respective RMG III shareholders, Approval of the Warrant Amendment and transactions contemplated thereby by RMG III warrant holders, the absence of any legal restraints on the Closing, and receipt of conditional approval for listing on Nasdaq the shares of Surviving Corporation Common Stock to be issued in connection with the Merger. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after shareholder approval, or RMG III or H2B2 may elect to terminate the Merger Agreement in certain other circumstances. See the section entitled “The Merger Agreement—Termination” for more information.
The consummation of the Business Combination is contingent on the consummation of the Capital Raise Transaction resulting in proceeds of at least $30.0 million, which is subject to the approval of our board of directors and certain of H2B2 Stockholders.
Because the Merger Agreement is conditioned on the consummation of the Capital Raise Transaction of H2B2 resulting in proceeds of at least $30.0 million, and the Capital Raise Transaction is subject to the approval the H2B2 Board and certain of H2B2 Stockholders, there is a possibility that the Business Combination will not be completed. H2B2 does not know if the Capital Raise Transaction will ultimately be successful, or if it will be approved by the requisite number of H2B2 Stockholders who are not obligated to approve any such Capital Raise Transaction.
Foreign direct investment restrictions in Spain may be applicable if any foreign investor holds directly or indirectly 10% or more of the share capital of H2B2.
The Spanish government has enacted restrictions regarding foreign direct investment in Spain, which, depending on, among other factors, the amount of Redemptions that are exercised in respect of Public Shares, the Capital Raise Transaction, as well the number of shares of Surviving Corporation Common Stock issued to Public Shareholders, might be triggered by the Business Combination. As a general rule, if a foreign investor (i.e., a non-EU or non-EFTA investor, or a EU and EFTA investor that is deemed to be beneficially owned by a non-EU or non-EFTA investor) acquires, directly or indirectly, 10% or more of a Spanish entity’s share capital (including, potentially, H2B2’s Spanish subsidiaries), or otherwise acquires control of such entity, such investment needs to be pre-approved by the relevant Spanish authorities if the Spanish entity operates in one of the sectors that according to article 7.bis of Spanish Law 19/2003, of 4 July, have an impact on public security, public order or public health or if such foreign investor is either (i) controlled directly or indirectly by a foreign government (including federal governments, governmental agencies, armed forces and equivalent public entities); (ii) has invested in other EU member states in sectors which may have an impact on public security, public order or public health of such member state; and (iii) there is a risk that such investor carries out illegal activities which affect, or such investor has engaged in activities jeopardizing, public order, public security and/or public health of Spain. Failure to obtain such prior approval, where required, will render an acquisition null and void. In addition, sanctions could be imposed in an amount equivalent to the restricted investment.
RMG III’s ability to complete the Business Combination may be impacted if the Business Combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the CFIUS, and ultimately prohibited.
The Sponsor is a Delaware limited liability company. RMG III does not believe the Sponsor would be considered a foreign person because it is organized in a U.S. jurisdiction, is controlled and majority-owned by U.S. nationals and does not have substantial ties with a non-U.S. person. In the event the Sponsor is considered a foreign person, however, RMG III could also be considered a foreign person and would continue to be considered as such in the future for so long as the Sponsor has the ability to exercise control over RMG III for purposes of CFIUS’s regulations. RMG III could likewise be considered a foreign person if a foreign investor acquires a significant interest in RMG III and is viewed as having the ability to exercise control over RMG III. As such, the Business Combination could be subject to CFIUS review, the scope of which includes controlling investments as well as certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business.
If the Business Combination falls within CFIUS’s jurisdiction, RMG III may determine that it is required to make a mandatory filing or that it will submit a voluntary filing to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after the Closing. CFIUS may decide to delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or recommend that the U.S. president block the Business Combination or order the divestiture of all or a portion of a U.S. business of the Surviving Corporation.
If RMG III does not complete the Business Combination, the pool of potential targets with which RMG III could complete an initial business combination may be impacted. Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and RMG III has limited time to complete the Business Combination. If RMG III cannot complete the Business Combination by February 9, 2024, or such later date that may be approved by RMG III shareholders, because the review process extends beyond such timeframe or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, RMG III may be required to liquidate. If RMG III liquidates, the Public Shareholders may only receive a pro rata amount of the funds in the Trust Account, and the RMG III Public Warrants will expire worthless. This will also cause you to lose the investment opportunity in H2B2 and the chance of realizing future gains on your investment through any price appreciation in the Surviving Corporation.
H2B2 will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.
Uncertainty about the effect of the Business Combination on H2B2’s employees and customers may have an adverse effect on H2B2 and consequently on RMG III. These uncertainties may impair H2B2’s ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause customers and others that deal with H2B2 to seek to change existing business relationships with H2B2. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, the Surviving Corporation’s business following completion of the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts H2B2 from making certain expenditures and taking other specified actions without the consent of RMG III until the Business Combination occurs. These restrictions may prevent H2B2 from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See the section entitled “The Merger Agreement—Covenants.”
RMG III directors and officers and the Sponsor and its affiliates may have interests in the Business Combination different from the interests of Public Shareholders and Public Warrant holders.
Executive officers of RMG III negotiated the terms of the Merger Agreement with their counterparts at H2B2, and the RMG III Board determined that entering into the Merger Agreement and Warrant Amendment was in the best interests of RMG III and RMG III shareholders and RMG III warrant holders, declared the Merger Agreement and Warrant Amendment advisable and recommended that RMG III shareholders and RMG III warrant holders approve the Condition Precedent Proposals and the Warrant Amendment Proposal, respectively. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that RMG III’s executive officers and directors, as well as the Sponsor and its affiliates, may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Public Shareholders and Public Warrant holders. The RMG III Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to RMG III shareholders and RMG III warrant holders that they vote to approve the Business Combination. These interests include, among other things:
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The Sponsor paid an aggregate of $12,349,495 for its purchases of the Founder Shares and the RMG III Private Placement Warrants. Prior to the Initial Public Offering, the Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000. Subsequently, RMG III effectuated a 5-for-6 share split of the RMG III Class B Ordinary Shares, resulting in an aggregate outstanding amount of 12,075,000 Founder Shares outstanding. Simultaneously with the consummation of the Initial Public Offering, the Sponsor purchased 8,216,330 RMG III Private Placement Warrants for an aggregate purchase price of $12,324,495 in a private placement. A portion of the proceeds from the sale of the RMG III Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Business Combination with H2B2 or another business combination is not consummated within the Completion Window, RMG III will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining RMG III shareholders and the RMG III Board, dissolving and liquidating. In such event, the 12,075,000 Founder Shares held by the Initial Shareholders would be worthless because the Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Additionally, in such event, the 8,216,330 Private Placement Warrants will also expire worthless. The Founder Shares had an

aggregate market value of $     based upon the closing price of $     per share of RMG III Class A Ordinary Shares on Nasdaq on the RMG III Record Date. The RMG III Private Placement Warrants had an aggregate market value of approximately $     based upon the closing price of $     per Public Warrant on the Nasdaq on the RMG III Record Date.
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In order to finance transaction costs in connection with a business combination, the Sponsor, members of the RMG III founding team or any of their affiliates may, but are not obligated to (other than pursuant to the January 2022 Note and the July 2022 Note), make certain working capital loans as may be required. On January 19, 2022, RMG Acquisition Management agreed to lend RMG III up to an aggregate of $500,000 for working capital purposes pursuant to the January 2022 Note. The January 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. On July 27, 2022, RMG Acquisition Management agreed to lend RMG III up to $475,000 for working capital purposes, pursuant to the July 2022 Note. The July 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. In the event that the Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the January 2022 Note and the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the January 2022 Note or the July 2022 Note. The January 2022 Note and the July 2022 Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, RMG III has borrowed $500,000 under the January 2022 Note and $350,000 under the July 2022 Note. If RMG III does not complete a business combination by the Completion Window, there will not be sufficient assets to repay the outstanding balance under the January 2022 Note and the July 2022 Note, and the January 2022 Note and the July 2022 Note will be worthless.

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There will be no finder’s fees, reimbursements or cash payments made by RMG III to the Sponsor or RMG III’s officers or directors, or RMG III’s or any of their affiliates, for services rendered to RMG III prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities, administrative and support services and repayments of any outstanding balance of the January 2022 Note and the July 2022 Note, as described below. RMG III’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on RMG III’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on RMG III’s behalf. However, if RMG III fails to consummate a business combination by the Completion Window, RMG III’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, RMG III may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of     , 2024, $     was outstanding in out-of-pocket expense reimbursements. Additionally, under the Administrative Services Agreement, RMG Acquisition Management is entitled to $20,000 per month for office space, utilities, administrative and support services provided to RMG III’s management team, which commenced on February 4, 2021 and will continue through the earlier of consummation of a business combination or RMG III’s liquidation. The Company incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2023, respectively. The Company incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2022, respectively. The Company had $240,000 and $120,000 recorded in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.

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RMG III’s existing directors and officers will be eligible for continued indemnification and continued coverage under RMG III’s directors’ and officers’ liability insurance following completion of the Business Combination pursuant to the Merger Agreement.

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In the event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated February 4, 2021, among RMG III, the Sponsor and RMG III’s officers and directors, to indemnify and hold harmless RMG III against any and all losses, liabilities, claims, damages and expenses to which RMG III may become subject as a result of any claim by (i) any third party for services rendered or products sold to RMG III or (ii) a prospective target business with which RMG III has entered into an acquisition agreement; provided that such indemnification of RMG III by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to RMG III or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of RMG III Class A Ordinary Shares or (ii) such lesser amount per RMG III Class A Ordinary Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay taxes, expenses related to the administration of the Trust Account and limited withdrawals for working capital, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under RMG III’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. If RMG III consummates the Business Combination, on the other hand, RMG III will be liable for all such claims.
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Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, subject to certain exceptions, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

•	Subject to certain limited exceptions, the Surviving Corporation Common Stock will not be transferable following the Closing until the date that is 180 days after the Closing.
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The Sponsor (including RMG III’s directors, officers and Initial Shareholders and their permitted transferees) owns RMG III Private Placement Warrants which, in the event the Warrant Amendment Proposal is approved prior to the Effective Time, will be converted into the right to receive up to 0.075 shares of Surviving Corporation Common Stock per RMG III Private Placement Warrant.

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Certain of RMG III’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of RMG III’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. RMG III does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine RMG III’s ability to complete a business combination. The Existing Articles provide that RMG III’s directors and officers renounce any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of RMG III has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to RMG III’s directors and officers and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to RMG III. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, RMG III does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Surviving Corporation Common Stock trades below the price initially paid for the RMG III Units in the Initial Public Offering and the Public Shareholders and Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for RMG III to, rather than liquidate if it fails to complete our initial business combination by the Completion Window, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Founder Shares.
The RMG III Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination and the Warrant Amendment be approved by RMG III shareholders and RMG III warrant holders.

See the section entitled “The Business Combination—Interests of RMG III’s Directors and Executive Officers and the Sponsor and its Affiliates in the Business Combination.” The RMG III Board concluded that the Merger Agreement and the Business Combination are fair from a financial point of view to and in the best interests of RMG III and RMG III shareholders. In view of the wide variety of factors considered by the RMG III Board in connection with its evaluation, negotiation and recommendation of the business combination and related transactions and the complexity of these matters, the RMG III Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the RMG III Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The RMG III Board evaluated the reasons described above with the assistance of RMG III’s outside advisors. In considering the factors described above and any other factors, individual members of the RMG III Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the RMG III Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Merger Agreement and (ii) determined that the Business Combination and the other transactions contemplated by the Merger Agreement are in the best interests of RMG III shareholders. The RMG III Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of RMG III and its RMG III warrant holders.
The Sponsor has interests in the Business Combination that are different from the interests of Public Shareholders and Public Warrant holders.
When considering the RMG III Board’s recommendation that RMG III shareholders vote in favor of the approval of the Condition Precedent Proposals and RMG III warrant holders vote in favor of the approval of the Warrant Amendment Proposal described in this proxy statement/prospectus, RMG III shareholders and RMG III warrant holders should be aware that the Sponsor has interests in the Business Combination that may be different from, in addition to, or conflict with the interests of RMG III shareholders and RMG III warrant holders in general. For instance, the 12,075,000 Founder Shares held by the Initial Shareholders which were acquired for an aggregate purchase price of $25,000 prior to the completion of the Initial Public Offering and the 8,216,330 RMG III Private Placement Warrants the Sponsor purchased from RMG III for an aggregate purchase price of $12,324,495 (or $1.50 per warrant) purchased concurrently with the closing of the Initial Public Offering will expire worthless if RMG III does not consummate a business combination. For a more complete description of these interests, see the section entitled “The Business Combination—Interests of RMG III’s Directors and Executive Officers and the Sponsor and its Affiliates in the Business Combination.”
RMG III has not obtained a third-party valuation or a fairness opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to RMG III or the RMG III shareholders from a financial point of view.
The RMG III Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination and recommend that the RMG III shareholders vote to approve the Business Combination. RMG III is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying for H2B2 is fair to RMG III or the RMG III shareholders from a financial point of view. In analyzing the Business Combination, the RMG III Board and its management conducted due diligence on H2B2 and researched the industry in which H2B2 operates and concluded that the Business Combination was in the best interest of RMG III and the RMG III shareholders. Accordingly, RMG III shareholders will be relying solely on the judgment of the RMG III Board in determining the value of H2B2, and the RMG III Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may increase the number of RMG III shareholders that vote against the Business Combination or demand redemption of the RMG III Class A Ordinary Shares, which could adversely impact our ability to consummate the Business Combination and/or the ability of the Surviving Corporation to operate and meet its financial obligations as they become due.

In April 2023, the IPO Underwriters notified RMG III that they had determined to gratuitously waive their respective entitlements to the payment of any deferred compensation in connection with their role as underwriters in the Initial Public Offering that would otherwise become due upon the consummation of the Business Combination.
In connection with their role as underwriters in the Initial Public Offering, the IPO Underwriters were entitled to payment of a deferred underwriting commission upon consummation of an initial business combination by RMG III. As the IPO Underwriters were not performing any services in connection with the Business Combination, RMG III requested that the IPO Underwriters waive any entitlement to such fees in connection with the consummation of the Business Combination, and in April 2023, the IPO Underwriters notified RMG III that they, gratuitously and without consideration, waived their respective entitlement to the payment of any such deferred fees, despite having already performed all obligations required to entitle them to such payment. Neither of the IPO Underwriters provided a reason for such gratuitous waivers, and RMG III did not request that the IPO Underwriters provide a reason for such waivers. BofA has expressly disclaimed responsibility for any portion of any registration statement that RMG III may file. Although Barclays has not affirmatively disclaimed responsibility for the disclosure in this proxy statement/prospectus, RMG III believes that the gratuitous waiver by each of the IPO Underwriters of their respective entitlement to a deferred underwriting commission indicates that they do not want to be associated with the disclosure or underlying analysis related to the Business Combination and contained in this proxy statement/prospectus. RMG III has no ongoing contractual relationships with either of the IPO Underwriters, the IPO Underwriters were not involved in the preparation or review of this proxy statement/prospectus and neither of the IPO Underwriters has had any role in the identification or evaluation of H2B2 as a business combination target for RMG III. As such, the gratuitous waivers by the IPO Underwriters did not impact RMG III’s evaluation of the Business Combination or the preparation of this proxy statement/prospectus. Because the IPO Underwriters have not been involved in the preparation and review of this proxy statement/prospectus, RMG III’s investors will not have the benefit of the IPO Underwriters’ review and investigation of the disclosures provided in the proxy statement/prospectus. The indemnification and contribution obligations of RMG III to each of the IPO Underwriters, as set forth in the Underwriting Agreement, with respect to the Initial Public Offering, (i) expressly survived the waiver of the deferred underwriting commission with respect to Barclays, as set forth in its waiver, and (ii) may have survived the waiver of the deferred underwriting commission with respect to BofA. Although RMG III does not believe that the gratuitous waivers by the IPO Underwriters will impact the consummation of the Business Combination, it is possible that such waivers adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is adversely impacted, an increased number of shareholders may elect to redeem their Public Shares. Investors should be aware that the waiver of a deferred underwriting fee is unusual and some investors may find the Business Combination less attractive as a result. Investors should not place any reliance on the fact that the IPO Underwriters were previously involved in the Initial Public Offering.
Because H2B2 will become a publicly traded company through the Business Combination rather than an underwritten initial public offering, the scope of due diligence conducted may be different from that conducted by an underwriter in an underwritten initial public offering.
H2B2 will effectively become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus differ from an underwritten initial public offering. In a traditional underwritten initial public offering, underwriters typically conduct a certain amount of due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because RMG III is already a publicly listed company, an underwriter has not been engaged. The due diligence conducted by management and the RMG III Board may be different than the due diligence undertaken by an underwriter in a traditional initial public offering. The Sponsor may have an inherent conflict of interest because its shares and warrants will be worthless if an initial business combination is not completed with H2B2 or another company before February 9, 2024 (or such later time as the RMG III shareholders may approve in accordance with the RMG III Governing Documents). Therefore, there could be a heightened risk of an incorrect valuation of H2B2’s business, which could cause potential harm to investors.

The Merger Agreement contains provisions that limit RMG III from seeking an alternative business combination.
The Merger Agreement contains provisions that prohibit RMG III from seeking alternative business combinations during the pendency of the Business Combination. Further, if RMG III is unable to obtain the requisite approval of RMG III shareholders, either party may terminate the Merger Agreement. See the section entitled “The Merger Agreement—Termination.”
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.
The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Surviving Corporation’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that RMG III and H2B2 currently believe are reasonable. However, the final reverse recapitalization accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. Accordingly, the Surviving Corporation’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
RMG III and H2B2 will incur transaction costs in connection with the Business Combination.
Each of RMG III and H2B2 has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. RMG III and H2B2 may also incur additional costs to retain key employees. RMG III and H2B2 will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. RMG III and H2B2 estimate that they will incur $22.2 million in aggregate transaction costs (this excludes any deferred underwriting commissions of the IPO Underwriters, as the IPO Underwriters agreed to waive their respective deferred underwriting commissions). Some of the transaction costs are payable regardless of whether the Business Combination is completed. See the section entitled “The Business Combination—Terms of the Business Combination.”
RMG III shareholders and RMG III warrant holders will have their rights as shareholders and warrant holders, respectively governed by the Proposed Organizational Documents.
As a result of the completion of the Business Combination, holders of shares of RMG III Ordinary Shares and RMG III Warrants will become holders of shares of Surviving Corporation Common Stock, which are expected to be governed by the Proposed Organizational Documents. As a result, there will be differences between the rights currently enjoyed by RMG III shareholders and RMG III warrant holders and the rights of RMG III shareholders who become stockholders of the Surviving Corporation.
The Sponsor has agreed to vote in favor of each of the Proposals presented at the Special Meeting, regardless of how Public Shareholders vote.
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote any RMG III Ordinary Shares they hold in favor of each of the Proposals presented at the Special Meeting, regardless of how Public Shareholders vote. Accordingly, the agreement by the Sponsor to vote in favor of the Proposals presented at the Special Meeting will increase the likelihood that RMG III will receive the requisite RMG III Shareholder Approval for the Condition Precedent Proposals and the transactions contemplated thereby.
RMG III’s and H2B2’s ability to consummate the Business Combination, and the operations of the Surviving Corporation following the Business Combination, may be materially adversely affected by COVID-19.
COVID-19 has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of H2B2 or the Surviving Corporation following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted.

The parties will be required to consummate the Business Combination even if H2B2, their business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if H2B2 is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, H2B2’s ability to consummate the Business Combination and the Surviving Corporation’s financial condition and results of operations following the Business Combination may be materially adversely affected. H2B2 and the Surviving Corporation may also incur additional costs due to delays caused by COVID-19, which could adversely affect the Surviving Corporation’s financial condition and results of operations.
Risks Related to RMG III
RMG III Warrants are accounted for as liabilities and the changes in value of RMG III Warrants could have a material effect on our financial results.
Included on our balance sheets as of December 31, 2022 and September 30, 2023, contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within RMG III Warrants. Accounting Standards Codification 815, “Derivatives and Hedging,” provide for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on RMG III Warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of our securities.
RMG III has identified a material weakness in its internal control over financial reporting as of December 31, 2022. If RMG III is unable to develop and maintain an effective system of internal control over financial reporting, RMG III may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in RMG III and materially and adversely affect its business and operating results.
Following this issuance of the SEC Statement, after consultation with its independent registered public accounting firm, RMG III’s management concluded that, in light of the SEC Statement, it identified a material weakness in its internal controls over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of RMG III’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. RMG III continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If RMG III identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, RMG III may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in RMG III’s financial reporting and its stock price may decline as a result. RMG III cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.
Management of RMG III has determined that the liquidity condition and date for mandatory liquidation and subsequent dissolution raises substantial doubt about its ability to continue as a “going concern.”
As of September 30, 2023, RMG III had cash outside the Trust Account of $310,838, available for working capital needs, and a working capital deficit of approximately $7.5 million. Further, RMG III has incurred and expects to continue to incur significant costs in pursuit of the Business Combination. RMG III plans to address this need for capital through working capital loans from the Sponsor or an affiliate of the Sponsor. See the section entitled “The Business Combination—Interests of RMG III’s Directors and Executive Officers and the Sponsor and its Affiliates in the Business Combination.” RMG III cannot assure you that its plans to raise capital or to consummate the Business Combination will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this annual report do not include any adjustments that might result from our inability to consummate the initial public offering or its inability to continue as a going concern.
Risks Related to Redemptions
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “RMG III,” “we,” “us,” “our” and other similar terms refer to RMG III, prior to and/or after giving effect to the Business Combination.
If third parties bring claims against RMG III, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Shareholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per public share initially held in the Trust Account due to claims of such creditors.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, expenses relating to the administration of the Trust Account and limited withdrawals for working capital, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your

Public Shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Public Shareholders who redeem their RMG III Class A Ordinary Shares may continue to hold any RMG III Public Warrants they own, which would result in additional dilution to non-redeeming holders upon exercise of the RMG III Public Warrants.
Public Shareholders who redeem their RMG III Class A Ordinary Shares may continue to hold any RMG III Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such RMG III Public Warrants. Assuming (i) all redeeming Public Shareholders acquired RMG III Units in the Initial Public Offering and continue to hold the RMG III Public Warrants that were included in the RMG III Units, and (ii) maximum redemption of the RMG III Class A Ordinary Shares held by the redeeming Public Shareholders, 9,660,000 RMG III Public Warrants would be retained by redeeming Public Shareholders with a value of $    , based on the market price of $     of the RMG III Public Warrants as of     , 2024. As a result, the redeeming Public Shareholders would recoup their entire investment and continue to hold RMG III Public Warrants with an aggregate market value of $    , while non-redeeming Public Shareholders would suffer additional dilution in their percentage ownership and voting interest of the Company upon exercise of the RMG III Public Warrants held by redeeming Public Shareholders.
RMG III’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, expenses relating to the administration of the trust account and limited withdrawals for working capital, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, RMG III’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.
While RMG III currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to RMG III, it is possible that RMG III’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If RMG III’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to RMG III’s Public Shareholders may be reduced below $10.00 per share.
There is no guarantee that a Public Shareholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such Public Shareholder in a better future economic position.
No assurance can be given as to the price at which a Public Shareholder may be able to sell his, her or its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in RMG III’s stock price, and may result in a lower value realized now than a Public Shareholder might realize in the future had the Public Shareholder not elected to redeem such Public Shareholder’s Public Shares. Similarly, if a Public Shareholder does not redeem his, her or its shares, such Public Shareholder will bear the risk of ownership of Public Shares after the consummation of the Business Combination, and there can be no assurance that a Public Shareholder can sell his, her or its Public Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.
If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
To exercise their redemption rights, holders are required to tender or deliver their shares (and share certificates (if any) and other redemption forms), either physically or electronically using the DTC’s DWAC system, to RMG III’s transfer agent two business days prior to the vote at the Special Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with H2B2 is approved and proceeds, RMG III will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such Public Shares. See the section entitled “RMG III Special Meeting of Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up petition or a winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of RMG III shareholders and the per-share amount that would otherwise be received by our shareholders in connection with RMG III liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a winding-up petition or a winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of RMG III shareholders. To the extent any liquidation claims deplete the Trust Account, the per-share amount that would otherwise be received by RMG III shareholders in connection with our liquidation would be reduced.
If, after RMG III distributes the proceeds in the Trust Account to Public Shareholders, RMG III files a bankruptcy petition or an involuntary bankruptcy petition is filed against RMG III that is not dismissed, a bankruptcy court may seek to recover such proceeds, and RMG III and the RMG III Board may be exposed to claims of punitive damages.
If, after RMG III distributes the proceeds in the Trust Account to the Public Shareholders, RMG III files a bankruptcy petition or an involuntary bankruptcy petition is filed against RMG III that is not dismissed, any distributions received by Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by RMG III shareholders. In addition, the RMG III Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and RMG III to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.
Risks Related to Ownership of the Surviving Corporation’s Common Stock Following the Business Combination
Following the consummation of the Business Combination, the Surviving Corporation may be required to take write-downs or write-offs, or the Surviving Corporation may be subject to restructuring, impairment or other charges that could have a significant negative effect on the Surviving Corporation’s financial condition, results of operations and the price of the Surviving Corporation’s securities, which could cause you to lose some or all of your investment.
Although RMG III has conducted due diligence on H2B2, this diligence may not surface all material issues that may be present with H2B2’s business. Factors outside of H2B2’s and outside of H2B2’s control may, at any time, arise. As a result of these factors, the Surviving Corporation may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in the Surviving Corporation reporting losses. Even if RMG III’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with RMG III’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on the Surviving Corporation’s liquidity, the fact that the Surviving Corporation reports charges of this nature could contribute to negative market perceptions about the Surviving Corporation or its securities. In addition, charges of this nature may cause the Surviving Corporation to be unable to obtain future financing on favorable terms or at all.
Delaware law and the Proposed Organizational Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of Surviving Corporation Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Surviving Corporation Common Stock, and therefore depress the trading price of the Surviving Corporation Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Surviving Corporation Board or taking other corporate actions, including effecting changes in the Surviving Corporation’s management. Among other things, the Proposed Organizational Documents include provisions regarding:
•
the ability of the Surviving Corporation Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the Proposed Certificate of Incorporation does not provide for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•	the limitation of the liability of, and the indemnification of, the Surviving Corporation’s directors and officers;
•
the ability of the Surviving Corporation Board to amend the Proposed Bylaws, which may allow the Surviving Corporation Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt; and

•
advance notice procedures with which stockholders must comply to nominate candidates to the Surviving Corporation Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Surviving Corporation Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Surviving Corporation.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Surviving Corporation Board or management.
Risks if the Domestication and Business Combination are not Consummated
If RMG III is not able to complete the Business Combination with H2B2 by February 9, 2024, as such date may be further extended pursuant to the RMG III Governing Documents, RMG III would cease all operations except for the purpose of winding up, redeem 100% of the Public Shares and liquidate the Trust Account, in which case the Public Shareholders may only receive approximately $10.50 per share and the RMG III Warrants will expire worthless.
If RMG III is not able to complete the Business Combination with H2B2 by February 9, 2024, as such date may be extended pursuant to the RMG III Governing Documents, RMG III will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less taxes payable, expenses relating to the administration of the trust account, limited withdrawals to fund RMG III’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as RMG III shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of RMG III’s remaining shareholders and the RMG III Board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, based on the amount held in the Trust Account as of November 30, 2023, the Public Shareholders may only receive approximately $10.50 per share and the RMG III Warrants will expire worthless.

You do not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or warrants, potentially at a loss.
Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) our completion of an initial business combination, and then only in connection with those RMG III Class A Ordinary Shares that such RMG III shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any Public Shares properly submitted in connection with a RMG III shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by February 9, 2024, or (B) with respect to any other provision relating to RMG III shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our Public Shares if we have not completed an initial business combination by February 9, 2024, subject to applicable law. In no other circumstances will a RMG III shareholder have any right or interest of any kind to or in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares and/or warrants, potentially at a loss.
If RMG III has not completed an initial business combination by the Completion Window, Public Shareholders may be forced to wait until after February 9, 2024, before redemption from the Trust Account is possible.
If RMG III has not completed an initial business combination by the end of the Completion Window and does not obtain an additional extension, RMG III will distribute the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, expenses relating to the administration of the trust account, limited withdrawals to fund RMG III’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), pro rata to the Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of its affairs, as further described in this proxy statement/prospectus. Any redemption of Public Shares from the Trust Account shall be affected automatically by function of the RMG III Governing Documents prior to any voluntary winding up. If RMG III is required to wind up, liquidate the Trust Account and distribute such amount therein, pro rata, to the Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, Public Shareholders may be forced to wait beyond the Completion Window (or if such date is further extended at a duly called extraordinary general meeting, such later date) before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds therefrom. RMG III has no obligation to return funds to Public Shareholders prior to the date of its redemption or liquidation unless, prior thereto, RMG III consummates an initial business combination or amends certain provisions of the RMG III Governing Documents, and only then in cases where Public Shareholders have properly sought to redeem their Public Shares. Only upon RMG III’s redemption or liquidation will Public Shareholders be entitled to distributions if RMG III has not completed an initial business combination within the Completion Window.
If our working capital is insufficient to allow us to operate until at least the end of the Completion Window, we may be unable to complete the Business Combination.
On January 19, 2022, the Sponsor agreed to lend us up to $500,000 pursuant to an unsecured, non-interest bearing promissory note to be used for a portion of the expenses of RMG III. On July 27, 2022, the Sponsor agreed to lend us up to $475,000 pursuant to an unsecured, non-interest bearing promissory note. The notes are due upon consummation of our Business Combination, without interest. In the event that an initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. We expect to incur additional indebtedness to the Sponsor, on substantially similar terms, to finance our operating costs until the completion of our initial business combination. We expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through potential loans from certain of our affiliates are discussed in “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our affiliates are not obligated to make additional loans to us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses.

Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we enter into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. If we have not completed our initial business combination within the required time period, based on the amount held in the Trust Account as of November 30, 2023, our Public Shareholders may receive only approximately $10.50 per share, or less in certain circumstances, on the liquidation of our Trust Account and our warrants will expire worthless. See “— If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by RMG III shareholders may be less than $10.00 per share” and other risk factors herein.
If the net proceeds of the Initial Public Offering not being held in the Trust Account are insufficient to allow RMG III to operate through the Completion Window (or if such date is further extended at a duly called extraordinary general meeting, such later date) and RMG III is unable to obtain additional capital, RMG III may be unable to complete an initial business combination, in which case, based on the amount held in the Trust Account as of November 30, 2023, Public Shareholders may only receive $10.50 per share and the RMG III Warrants will expire worthless.
As of September 30, 2023, RMG III had cash of $310,838 held outside the Trust Account, which is available for use by RMG III to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. Additionally, in order to finance transaction costs in connection with a business combination, the Sponsor, members of the RMG III founding team or any of their affiliates may, but are not obligated to (other than pursuant to the January 2022 Note and the July 2022 Note), make certain working capital loans as may be required. On January 19, 2022, RMG Acquisition Management agreed to lend RMG III up to an aggregate of $500,000 for working capital purposes, pursuant to the January 2022 Note. The January 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. On July 27, 2022, RMG Acquisition Management agreed to lend RMG III up to an aggregate of $475,000 for working capital purposes, pursuant to the July 2022 Note. The July 2022 Note is due and payable in full by RMG III upon the consummation of the Business Combination. In the event that a Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the January 2022 Note and the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the January 2022 Note or the July 2022 Note. The January 2022 Note and the July 2022 Note will be repaid in cash upon consummation of a business combination. As of the date hereof, RMG III has borrowed $500,000 under the January 2022 Note and $350,000 under the July 2022 Note. If RMG III does not complete a business combination by the end of the Completion Window, there will not be sufficient assets to repay the outstanding balance under the January 2022 Note and the July 2022 Note, and the January 2022 Note and the July 2022 Note will be worthless.
The funds available to RMG III outside of the Trust Account may not be sufficient to allow it to operate through the Completion Window (or if such date is further extended at a duly called extraordinary general meeting, such later date), assuming that an initial business combination is not completed during that time. Of the funds available to RMG III, it could use a portion of the funds available to pay fees to consultants to assist with its search for a target business. RMG III could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although RMG III does not have any current intention to do so. If RMG III entered into a letter of intent where it paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of its breach or otherwise), RMG III might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If RMG III is required to seek additional capital, it would need to borrow funds from the Sponsor, members of its management team or other third parties to operate or may be forced to liquidate. Neither the members of RMG III’s management team nor any of its affiliates are under any further obligation (other than pursuant to the

January 2022 Note and the July 2022 Note) to advance funds to RMG III in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to RMG III upon completion of an initial business combination. If RMG III is unable to obtain additional financing, it may be unable to complete an initial business combination. If RMG III is unable to complete an initial business combination because it does not have sufficient funds available to it, RMG III will be forced to cease operations and liquidate the Trust Account. Consequently, based on the amount held in the Trust Account as of November 30, 2023, the Public Shareholders may only receive approximately $10.50 per Public Share and the RMG III Public Warrants will expire worthless.
Risks Related to Taxation
The Domestication may result in adverse tax consequences for holders of RMG III Class A Ordinary Shares and RMG III Warrants.
U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may be subject to U.S. federal income tax as a result of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any amounts treated as dividends paid on Surviving Corporation Common Stock after the Domestication.
A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) RMG III Class A Ordinary Shares with a fair market value of less than $50,000 on the date of the Domestication will generally not be required to include any part of RMG III’s earnings in income and, subject to the application of the PFIC rules described below, will generally not recognize any gain or loss. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) RMG III Class A Ordinary Shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of RMG III Ordinary Shares entitled to vote and less than 10% or more of the total value of all classes of RMG III Ordinary Shares, will generally recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its RMG III Class A Ordinary Shares for shares of Domesticated RMG III Class A Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the RMG III Class A Ordinary Shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of RMG III Ordinary Shares entitled to vote or 10% or more of the total value of all classes of RMG III Ordinary Shares, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the RMG III Class A Ordinary Shares held directly by such U.S. Holder.
Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code, which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose, exchanging warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because RMG III is a blank check company with no current active business, RMG III believes that it is likely that RMG III is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of RMG III Class A Ordinary Shares to recognize gain on the exchange of RMG III Class A Ordinary Shares for shares of Domesticated RMG III Class A Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s RMG III Class A Ordinary Shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges RMG III Warrants for Domesticated RMG III Warrants; currently, however, the election mentioned above does not apply to RMG III Warrants (for discussion regarding the unclear application of the PFIC rules to RMG III Warrants, see the section entitled “U.S. Federal Income Tax Considerations — PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of RMG III. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). H2B2 has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in this unaudited pro forma combined financial information.
The unaudited pro forma combined balance sheet as of September 30, 2023 combines the historical consolidated condensed balance sheet of RMG III as of September 30, 2023 and the historical condensed balance sheet of H2B2 as of September 30, 2023, and gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the nine-month period ended September 30, 2023 and the twelve months ended December 31, 2022 combines the historical condensed statements of operations of RMG III for the nine months ended September 30, 2023 and for the twelve months ended December 31, 2022 and the historical condensed statements of operations of H2B2 for the nine months ended September 30, 2023 and for the twelve months ended December 31, 2022, and gives pro forma effect to the Business Combination as if it had occurred as of January 1, 2022. This information should be read together with the Unaudited Quarterly Report for the nine-month period ended September 30, 2023 of H2B2 and RMG III and the 2022 Audited Consolidated Financial Statements of H2B2 and 2022 Audited Financial Statements of RMG III and related notes, “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “RMG III Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Information of H2B2,” “Selected Historical Financial Information of RMG III” and other financial information included elsewhere in this proxy statement/prospectus.
Description of the Business Combination
For more information about the Business Combination, please see “The Merger Agreement.”
Other Related Events in connection with the Business Combination
Ardachon
On May 30, 2023, H2B2 purchased 193,333 shares of H2B2 Common Stock from Ardachon for a total consideration of €14,500,000 ($15.8 million) and H2B2 has the option to purchase 73,334 additional shares of H2B2 Common Stock from Ardachon for €5,500,000 ($6.0 million) (the “Ardachon Option Shares”), subject to the payment of the purchase price prior to July 31, 2023. On July 28, 2023, H2B2 and the insolvency administration agreed to extend the date by which H2B2 could purchase the Ardachon Option Shares from July 31, 2023 to December 31, 2023. In the event a Capital Raise Transaction is consummated at a price per share higher or lower than €75 per share, Ardachon and/or Blanca de Porres Guardiola will deliver shares of H2B2 Common Stock (and vice versa) to ensure that the acquisition of the shares by H2B2 is made at the same price per share as the price per share of the Capital Raise Transaction.
Warrant Agreement
Pursuant to the Warrant Amendment, the Warrant Agreement shall be amended to provide that, at Closing (x) each of the then outstanding RMG III Public Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock, and (y) each of the then outstanding RMG III Private Placement Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock. In this unaudited pro forma combined financial information, all of the 17,876,330 RMG III Warrants issued and outstanding, including 9,660,000 RMG III Public Warrants and 8,216,330 RMG III Private Placement Warrants to purchase RMG Class A Ordinary Shares have been considered canceled and exchanged for the right to receive up to 0.075 shares of the Surviving Corporation Common Stock per RMG III Warrant.

The following table summarizes the pro forma number of shares of Surviving Corporation Common Stock outstanding following the consummation of the Business Combination under two separate scenarios, discussed further in the sections below, excluding the potential dilutive effect of the exercising or vesting of the Surviving Corporation Options.
	Scenario 1 – Assuming No Redemption		Scenario 2 – Assuming Maximum Redemption
Capitalization:	Shares	%	Shares	%
H2B2 Stockholders(1)	40,000,000	91.57%	40,000,000	93.01%
Holders of RMG III Private Placement Warrants	616,225	1.41%	616,225	1.43%
Holders of RMG III Public Warrants	724,500	1.66%	724,500	1.69%
Public Shareholders	635,778	1.46%	—	—
Sponsor(2)	1,508,368	3.45%	1,467,786	3.41%
Other Stockholders(3)	197,500	0.45%	197,500	0.46%
Total Shares Outstanding	43,682,371	100%	43,006,011	100%
(1)	The H2B2 Stockholders shares assumes a pre-money valuation of H2B2 of $400 million.
(2)
Such shares of Surviving Corporation Common Stock issuable in respect of 12,075,000 RMG III Class B Ordinary Shares held by the Sponsor, as converted pursuant to the Merger Agreement, inclusive of the 255,319 shares of Surviving Corporation Common Stock issuable in respect of the Convertible Notes of $30.0 million (footnote 4 below). The 3.45%-3.41% ownership of the Sponsor does not incorporate the effect of the Warrant Amendment explained above.

(3)
RMG III and Cohen, the capital markets division of J.V.B. Financial Group, LLC, entered into an engagement letter, dated as of December 5, 2022, pursuant to which RMG III will pay to Cohen, in exchange for services rendered by Cohen in connection with seeking the First Extension and the First Extension Amendment, an advisory fee amounting to (i) $500,000 paid in cash and due to Cohen at the Closing and (ii) $250,000 paid in equivalent dollar amount of Surviving Corporation Common Stock which will be delivered to Cohen at any time prior to sixty (60) days following the Closing. It includes the 172,500 shares of Surviving Corporation Common Stock issuable in exchange of the Convertible Debt of $1.5 million with a conversion premium of 15% (footnote 3 below).

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Summary—Ownership of the Surviving Corporation.” Additionally, the relative percentages above assume the Business Combination was consummated on September 30, 2023. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement as anticipated, believed, estimated, expected or intended.
Accounting for the transaction
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RMG III will be treated as the acquired company for accounting purposes, whereas H2B2 will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of H2B2 issuing shares for the net assets of RMG III, accompanied by a recapitalization. The net assets of H2B2 will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of H2B2. H2B2 has been determined to be the accounting acquirer for purposes of the Business Combination based on the following:
•	H2B2’s existing stockholders will have the greatest voting interest in the Surviving Corporation;
•	H2B2’s existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of the Surviving Corporation;
•	H2B2 is significantly larger than RMG III by total assets and total cash and cash equivalents;
•
The senior management team of H2B2 will continue to serve in such positions with substantially similar responsibilities and duties at the Surviving Corporation following consummation of the Business Combination; and

•	The purpose and intent of the Business Combination is to create an operating public company, with H2B2’s management continuing to use its know-how to grow the business.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Public Shares:
•
Scenario 1 — Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to the remaining 635,778 Public Shares upon consummation of the Business Combination; and

•
Scenario 2 — Assuming Maximum Redemptions: This presentation assumes that Public Shareholders exercise their redemption rights with respect to the remaining 635,778 Public Shares upon consummation of the Business Combination at a redemption price of approximately $10.50 per share, based on the amount held in the Trust Account as of November 30, 2023. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of maximum redemptions.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2023
	H2B2 (Historical)	RMG III (Historical)	Debt Raise Transaction	FN	Transaction Accounting Adjustments	FN	Pro Forma Combined (Assuming No Redemptions)	Maximum Redemption	FN	Pro Forma Combined (Assuming Maximum Redemptions)
Current assets:
Cash and cash equivalents	$11,534,785	$310,838	$27,125,000	(4a)	$(12,669,827)		$26,300,796	$(6,655,195)	(10)	$19,645,601
					6,655,195	(1)
					(19,325,022)	(9)
Accounts receivable	2,392,859	—	—		—		2,392,859	—		2,392,859
Inventory	2,951,413	—	2.875.000	(4b)	—		5,826,413	—		5,826,413
Prepaid expenses and other current assets	2,029,972	51,374	—		—		2,081,346	—		2,081,346
Grants receivable	1,259,393	—	—		—		1,259,393	—		1,259,393
Contract assets	266,034	—	—		—		266,034	—		266,034
Total Current Assets	20,434,456	362,212	30,000,000		(12,669,827)		38,126,841	(6,655,195)		31,471,646

Non-Current assets:
Property, plant, and equipment, net	12,071,988	—	—		—		12,071,988	—		12,071,988
Operating lease - Right of use asset, net	1,978,266	—	—		—		1,978,266	—		1,978,266
Intangible assets, net	154,019	—	—		—		154,019	—		154,019
Equity methods investments	142,530	—	—		—		142,530	—		142,530
Other assets	1,764,838	—	—		—		1,764,838	—		1,764,838
Investments held in Trust Account	—	6,655,195	—		(6,655,195)	(1)	—	—		—
Total Non-Current Assets	16,111,641	6,655,195	—		(6,655,195)		16,111,641	—		16,111,641
Total Assets	$36,546,097	$7,017,407	$30,000,000		$(19,325,022)		$54,238,482	$(6,655,195)		$47,583,287

Liabilities and Shareholders’ Deficit
Current Liabilities:
Accounts payable	$14,153,960	$33,367	$—		$—		$14,187,327	$—		$14,187,327
Current maturities of long-term debt	1,521,458	—			(1,500,000)	(3)	21,458	—		21,458
Current maturities of operating lease liabilities	166,926	—	—		—		166,926	—		166,926
Contract liabilities	3,220,563	—	—		—		3,220,563	—		3,220,563
Current provisions	85,864	—	—		—		85,864	—		85,864
Other current liabilities	35,596	—	—		—		35,596	—		35,596
Accrued expenses	—	7,840,457	—		(7,840,457)	(9)	—	—		—
Total Current Liabilities	19,184,367	7,873,824	—		(9,340,457)		17,717,734	—		17,717,734

Non-Current Liabilities:
Unearned grants	3,531,326	—	—		—		3,531,326	—		3,531,326
Long-term operating lease liabilities	1,900,146	—	—		—		1,900,146	—		1,900,146
Income taxes payable	1,859,225	—	—		—		1,859,225	—		1,859,225
Long-term debt, less current maturities	16,559,531	—	30,000,000	(4)			46,559,531	—		46,559,531
Other liabilities	8,470,231	—	—		(106,117)	(2)	8,364,114	—		8,364,114
Deferred legal fees	—	250,000	—		(250,000)	(9)	—	—		—
Deferred underwriting commissions	—	6,762,000	—		(6,762,000)	(8)	—	—		—
Convertible Working Capital Loan - related party	—	850,000	—		(850,000)	(9)	—	—		—
Derivative warrant liabilities	—	2,323,923	—		(2,323,923)		—	—		—
					(15,194,881)	(5)
					12,870,958	(5)
Total Liabilities	51,504,826	18,059,747	30,000,000		(19,632,497)		79,932,076	—		79,932,076
Class A Ordinary shares subject to possible redemption	—	6,357,780	—		(6,357,780)	(1)	—	—		—

	H2B2 (Historical)	RMG III (Historical)	Debt Raise Transaction	FN	Transaction Accounting Adjustments	FN	Pro Forma Combined (Assuming No Redemptions)	Maximum Redemption	FN	Pro Forma Combined (Assuming Maximum Redemptions)
Shareholders’ Deficit

Common stock	103	—	—		4,266		4,369	(68)	(10)	4,301
					636	(1)
					17	(3)
					134	(5)
					3,476	(6)
					3	(9)
Class B Ordinary shares	—	1,208	—		(1,208)	(6)	—	—		—
Additional paid-in capital	1,341,102	9,585,984	—		(6,907,051)		(4,020,035)	(6,655,127)	(10)	(2,635,092)
					6,357,144	(1)
					106,117	(2)
					1,724,983	(3)
					15,194,747	(5)
					(39,860,546)	(6)
					2,558,507	(7)
					6,762,000	(8)
					249,997	(9)
Accumulated other comprehensive loss	(3,842)	—	—		—		(3,842)	—		(3,842)
Retained earnings (Accumulated deficit)	(16,296,083)	(26,987,312)	—		13,569,239		(29,714,156)	—		(29,714,156)
					(225,000)	(3)
					(12,870,958)	(5)
					39,858,270	(6)
					(2,558,507)	(7)
					(10,634,566)	(9)
(Less) common stock in treasury	(9)	—	—		9	(6)	—	—		—
Total Shareholders’ Deficit	(14,958,729)	(17,400,120)	—		6,665,255		(25,693,594)	(6,655,195)		(32,348,789)
Total Liabilities and Shareholders’ Deficit	$36,546,097	$7,017,407	$30,000,000		$(19,325,022)		$54,238,482	$(6,655,195)		$47,583,287

Adjustments to the unaudited Pro forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023 are as follows:
(1)	To reflect the release of cash from marketable securities held in the Trust Account and the conversion of the RMG III Ordinary Shares subject to possible redemption.
(2)
Reflects the cancellation of the liability related to the incentive plan awarded by H2B2 to nine of its executives. H2B2 executed in 2021 stock-based compensation awards that entitled the executives to purchase up to 555,000 shares for a purchase price of $1.00 per employee award. The awards become fully vested between January 1, 2026, and March 31, 2026, upon satisfaction of both of the following: (a) H2B2’s stock is publicly traded prior to January 1, 2026 and, (b) the executive maintains employment with the Company until March 31, 2026. In the event the conditions were not met, the awards shall be terminated on December 31, 2025 and the executives shall be entitled to receive a cash bonus. Prior to the Business Combination, H2B2 had recorded a liability associated with the cash bonus component of the awards as it determined that the conditions were not probable. Pursuant to the Business Combination the liability associated with the cash bonus component of H2B2’s incentive plan that is then outstanding will be canceled with the corresponding effect on Additional paid in capital. The conditions of the incentive plan would then be probable, and it will be converted into the right to receive an option to purchase shares of Surviving Corporation Common Stock upon substantially the same terms and conditions as the original H2B2 incentive plan, adjusted by the exchange ratio. Thus, the initial 555,000 options will be converted to 2,333,156 options (x 4.2 times) to purchase shares of Surviving Corporation Common Stock. See footnote 7 for the accounting associated with the expense of the options in conjunction with the Business Combination.

(3)
Reflects the conversion of $1.5 million Convertible Debt into shares of Surviving Corporation Common Stock plus the conversion premium of 15%. The convertible notes are automatically converted into shares of Surviving Corporation Common Stock at a conversion price equal to 100% of the price paid per share by investors in connection with a Capital Raise Transaction. Upon the Capital Raise Transaction, the notes are converted into shares of Surviving Corporation Common Stock thereby removing Convertible Debt of $1.5 million, recognizing Equity of $1.7 million, and an increase in Accumulated deficit for the conversion premium of $0.2 million. This has been reflected in the capitalization table above as Other Stockholders represented as 172,500 shares with a nominal value of $0.0001 per share.

(4)	Represents the following Capital Raise Transaction adjustments:
(a)
Reflects the $27.1 million cash received through convertible notes (the “Convertible Notes I”) issued to certain investors in the Capital Raise Transaction. It is assumed for the pro forma that these Convertible Note I holders will receive a 10.0% coupon in PIK (paid in kind) accrued annually. This $27.1 million cash receipt is reflected as an increase in Cash and Cash Equivalent and a corresponding increase to Long-Term Debt.

(b)
Reflects the acquisition of five 1 MW Stacks at an aggregate purchase price of $2.9 million by Surviving Corporation in exchange for convertible notes (the “Convertible Notes II”). The Convertible Note II holders will receive a 10.0% coupon in PIK (paid in kind) accrued annually and will have a maturity of five years. The notes can be converted into Surviving Corporation Common Stock at any time during the 5 year-period or will automatically convert upon maturity. The conversion price will be calculated at a discount using a 20-day trailing VWAP (volume-weighted average price) based on the Surviving Corporation’s share price post Business Combination close. Upon the Business Combination Transaction, $2.9 million of Inventory and Long-Term Debt is recognized.

Despite being recognized as Debt in the proforma, these two transactions have been considered in the allocation of shares to the Sponsors on an as converted basis in accordance with the Business Combination Agreement as further described in the capitalization tables.
(5)
Reflects the cancellation and exchange exercise of both the RMG III Public Warrants and RMG III Private Placement Warrants by RMG III for Surviving Company Common Stock. The quotation of RMG III Warrants has increased from $0.03 per warrant as of December 31, 2022 to $0.75 per warrant, before the Merger. Thus, the fair value warrant liability has been increased for the purpose of this unaudited pro forma combined balance sheet from $2.3 million to $15.2 million (net impact of $12.9 million) and immediately after it has been exercised, eliminating the revaluated liability with the corresponding effect on Additional paid in capital.
(6)
Reflects the recapitalization of the combined company as the Business Combination will be treated as the equivalent of a capital transaction in which H2B2 is issuing stock for the net assets of RMG III.

(7)
Reflects $0.9 million charge associated with the Incentive Plan of H2B2 executives on the date of the Business Combination as a cumulative catch up, plus stock-based compensation expense for the year ended December 31, 2022 and for the nine months period ended September 30, 2023 of $0.9 million and $0.7 million, respectively, to recognize the expense over the remaining service period.

(8)
Reflects that Barclays has waived its entitlement to the payment by RMG III of the $6.8 million portion of the deferred underwriting commission allocable to it under the terms of the Underwriting Agreement. Barclays does not have any role with respect to the Business Combination. The deferred underwriting commission recognized by RMG III has been waived with the corresponding effect on Additional paid in capital.

(9)
Reflects the payment in cash for transaction costs and other related costs of approximately $19.3 million, both previously incurred and expected to be incurred related to the repayment of $8.1 million of RMG III expenses incurred prior to the Business Combination for deferred legal fees and other accrued expenses; $0.8 million to be paid by RMG III as repayment of the related party working capital debt; and $10.4 million of aggregated transaction costs associated with the Closing.

From the $10.4 million, $3.1 million have been allocated to RMG III and $7.3 million have been allocated to H2B2 and reflected as an increase in Accumulated Deficit.
Additionally, it reflects the payment of $0.3 million of transaction costs in shares of the Surviving Corporation. This has been reflected in the capitalization table above as Other Stockholders represented as 25,000 shares with a nominal value of $0.0001 per share.
So, the unaudited pro forma condensed combined statement of operations reflects a net increase in Accumulated deficit of $10.6 million.
The $10.7 million of aggregated transaction costs associated with the Closing ($10.4 million to be paid in cash and $0.3 million to be paid in shares of Surviving Corporation Common Stock) in Scenario 1 – Assuming No Redemptions and in Scenario 2 – Assuming Maximum Redemptions represents the best estimate of these transaction expenses, paid in cash and in shares, as established in section 11.06 of the Merger Agreement. Any final expense over the $10.7 million would be assumed by the Surviving Corporation.
(10)
In Scenario 1 – Assuming No Redemptions, which assumes the same facts as described in Items 1 to 9 above, but also assumes no additional Public Shareholders exercise their redemption rights, the Public Shares subject to redemption for cash amounting to $6.7 million of the total $6.7 million held in the Trust Account would be transferred to the Surviving Corporation.

In Scenario 2 – Assuming Maximum Redemptions, which assumes the same facts as described in Items 1 to 9 above, but also assumes the maximum number of Public Shares are redeemed for cash by the Public Shareholders, thus $6.7 million would be paid out in cash. The $6.7 million, represents the maximum redemption amount and would result in $0 cash held either in or outside of the Trust Account without including the aggregate amount of any proceeds from the Capital Raise Transaction that has been considered as Cash and Cash Equivalent.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2023
	H2B2 (Historical)	RMG III (Historical)	Transaction Accounting Adjustments	FN	Pro Forma Combined (Assuming No Redemptions)	Maximum Redemption	FN	Pro Forma Combined (Assuming Maximum Redemptions)
Product sales	$7,932,684	$—	$—		$7,932,684	$—		$7,932,684
Cost of sales	7,924,701	—	—		7,924,701	—		7,924,701
Gross profit	7,983	—	—		7,983	—		7,983

Operating expenses:
Research and development	1,894,644	—	—		1,894,644	—		1,894,644
Selling, general and administrative	7,403,238	7,993,065	697,775	(12)	16,094,078	—		16,094,078
Depreciation of long-lived assets	134,151	—	—		134,151	—		134,151
Income from grants	1,709,387	—	—		1,709,387	—		1,709,387
Losses from our unconsolidated investments	131,132	—	—		131,132	—		131,132
Loss from operations	(7,845,795)	(7,993,065)	(697,775)		(16,536,635)	—		(16,536,635)
Other non-operating income	326,203	—	—		326,203	—		326,203
Interest and other expense, net	(341,332)	1,330	(2,475,000)	(13)	(2,815,002)	—		(2,815,002)
Change in fair value of derivative liability	—	(1,787,623)	1,787,623	(13)	—	—		—
Unrealized gain on marketable securities held in trust account	—	1,562,977	(1,562,977)	(13)	—	—		—
Reduction in deferred underwriting commission	—	440,592	(440,592)	(13)	—	—		—
Net income/(loss) before tax	(7,860,924)	(7,775,789)	(3,388,721)		(19,025,434)	—		(19,025,434)

Income tax expense	69,884	—	—		69,884	—		69,884
Net loss	(7,930,808)	(7,775,789)	(3,388,721)		(19,095,318)	—		(19,095,318)

Weighted average shares outstanding, basic and diluted	9,621,235	14,843,541			43,682,371			43,006,011
Basic and diluted earnings per share attributable to equity holders of the parent	$(0.82)	$(0.52)	$		$(0.44)	$		$(0.44)

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE
TWELVE MONTHS ENDED DECEMBER 31, 2022
	H2B2 (Historical)	RMG III (Historical)	Transaction Accounting Adjustments	FN	Pro Forma Combined (Assuming No Redemptions)	Maximum Redemption	FN	Pro Forma Combined (Assuming Maximum Redemptions)
Product sales	$3,491,673	$—	$—		$3,491,673	$—		$3,491,673
Cost of sales	3,042,412	—	—		3,042,412	—		3,042,412
Gross profit	449,261	—	—		449,261	—		449,261

Operating expenses:
Research and development	1,333,961	—	—		1,333,961	—		1,333,961
Selling, general and administrative	3,904,132	2,188,743	12,495,298		18,588,173	—		18,588,173
		—	10,634,566	(11)
		—	1,860,732	(12)
Depreciation of long-lived assets	88,257	—	—		88,257	—		88,257
Income from grants	801,991	—	—		801,991	—		801,991
Loss from operations	(4,075,098)	(2,188,743)	(12,495,298)		(18,759,139)	—		(18,759,139)
Other non-operating income/(expense)	411,879	—	—		411,879	—		411,879
Interest and other expense, net	(557,112)	(7,692)	(3,225,000)	(13)	(3,789,804)	—		(3,789,084)
Change in fair value of derivative liability	—	13,772,685	(13,772,685)	(13)	—	—		—
Unrealized gain on marketable securities held in trust account	—	4,299,827	(4,299,827)	(13)	—	—		—

Net income/(loss) before tax	(4,220,331)	15,876,077	(33,792,810)		(22,137,064)	—		(22,137,064)

Income tax expense	76,128	—			76,128	—		76,128

Net income/(loss)	(4,296,459)	15,876,077	(33,792,810)		(22,213,192)	—		(22,213,192)
Weighted average shares outstanding, basic and diluted	9,727,939	60,375,000			43,682,371			43,006,011
Basic and diluted earnings per share attributable to equity holders of the parent	$(0.44)	$0.26	$		$(0.51)	$		$(0.52)

Adjustments to the unaudited Pro forma Condensed Combined Statement of Operations
The adjustments included in the unaudited pro forma condensed combined statements of operations from January 1, 2022 through September 30, 2023 are as follows:
(11)
To reflect the effect of the estimated transaction costs corresponding to RMG III and H2B2 ($10.6 million) as explained in footnote 9. The transaction costs have been reflected in the unaudited pro forma condensed combined income statement of the combined entities, exclusively, for the twelve months ended December 31, 2022.

(12)	To reflect the effect of the Incentive Plan explained in footnotes 2 and 7.
(13)	Represents the following adjustments:
(i)
eliminate interest income on marketable securities in the amount of $4.3 million for the twelve months ended December 31, 2022 and $1.6 million for the nine months ended September 30, 2023, respectively held in the Trust Account; to eliminate the effect of the fair value change of RMG III Warrants for the twelve months ended December 31, 2022 ($13.8 million) and for the nine months ended September 30, 2023 ($1.8 million) and to eliminate the reduction of the deferred underwriting commissions for the nine-month period ended September 30, in the amount of $0.4 million, as they are all non-recurring items in nature. As explained in footnote 5, the revaluation of the warrant liability of $12.9 million has not been included in the unaudited pro forma condensed combined income statement as it is the results of the revaluation of the warrants issued by RMG III before the Merger;

(ii)	recognize the conversion premium of the convertible notes explained in footnote 3 amounting to $0.2 million for the twelve months ended December 31, 2022; and
(iii)
recognize the coupon paid in kind of the Convertible Notes I explained in footnote 4a amounting to $2.7 million for the twelve months ended December 31, 2022, and $2.2 million for the nine months ended September 30, 2023.

(iv)
recognize the coupon paid in kind of the Convertible Notes II explained in footnote 4b amounting to $0.3 million for the twelve months ended December 31, 2022, and $0.2 million for the nine months ended September 30, 2023.

Loss per share
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Initial Public Offering occurred as of the beginning of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire periods presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed for the entire period. The loss per share computation performed below excludes the effect of the Incentive Plan (refer to footnote 2) because the inclusion of any of these securities would be anti-dilutive in a loss per share scenario and the convertible debt (refer to footnote 4).
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Twelve-Month Period Ended December 31, 2022
Loss for the year attributable to shareholders of the parent	$(22,213,192)	$(22,213,192)

Basic attributable loss per share	$(0.51)	$(0.52)
Diluted attributable loss per share	$(0.51)	$(0.52)

	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Nine-Month Period Ended September 30, 2023
Loss for the period attributable to shareholders of the parent	$(19,095,318)	$(19,095,318)

Basic attributable loss per share	$(0.44)	$(0.44)
Diluted attributable loss per share	$(0.44)	$(0.44)

Pro forma weighted average number of shares outstanding	43,682,371	43,006,011
Basic pro forma weighted average number of shares outstanding	43,682,371	43,006,011
Diluted pro forma weighted average number of shares outstanding	43,682,371	43,006,011

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.	Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RMG III, will be treated as the acquired company for accounting purposes, whereas H2B2 will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of H2B2 issuing shares for the net assets of RMG, accompanied by a recapitalization. The net assets of H2B2 will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of H2B2.
The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Business Combination and related transactions occurred on September 30, 2023. The unaudited pro forma condensed combined statements of operations for the nine-month period ended September 30, 2023 and year ended December 31, 2022 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2022.
The unaudited pro forma condensed combined balance sheet as of September 30, 2023 has been prepared using the following:
•	H2B2’s unaudited condensed consolidated balance sheet as of September 30, 2023, as included elsewhere in this proxy statement/prospectus; and
•	RMG III’s unaudited condensed balance sheet as of September 30, 2023, as included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined statements of operations for the nine-month period ended September 30, 2023 has been prepared using the following:
•	H2B2’s unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2023, as included elsewhere in this proxy statement/prospectus; and
•	RMG III’s unaudited condensed statement of operations for the year ended September 30, 2023, as included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined statements of operations for the year ended December 31, 2022 has been prepared using the following:
•	H2B2’s audited consolidated statement of operations for the year ended December 31, 2022, as included elsewhere in this proxy statement/prospectus; and
•	RMG III’s audited statement of operations for the year ended December 31, 2022, as included elsewhere in this proxy statement/prospectus.
The unaudited Q3 2023 and the 2022 Audited Consolidated Financial Statements of H2B2 have been prepared in accordance with GAAP and in its presentation currency of U.S. dollars. The unaudited Q3 2023 and the 2022 Audited Financial Statements of RMG have been also prepared in accordance with GAAP in its presentation currency of U.S. dollars. See “Financial Statement Presentation” for further information.
Additionally, the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of RMG III Class A Ordinary Shares:
•
Scenario 1 — Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to the remaining 635,778 Public Shares upon consummation of the Business Combination; and

•
Scenario 2 — Assuming Maximum Redemptions: This presentation assumes that Public Shareholders exercise their redemption rights with respect to the remaining 635,778 Public Shares upon consummation of the Business Combination at a redemption price of approximately $10.50 per share, based on the amount held in the Trust Account as of November 30, 2023. Scenario 2 – Assuming Maximum Redemptions includes all adjustments contained in Scenario 1 – Assuming No Redemptions and presents additional adjustments to reflect the effect of maximum redemptions.

As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.
The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that has been considered reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material.
It has been considered that assumptions and methodologies provided are reasonable for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined entity. They should be read in conjunction with the historical financial statements and notes thereto of RMG III and H2B2.
2.	Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the combined entity. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma combined financial information. As a result, the unaudited pro forma combined financial information does not assume any differences in accounting policies.
3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide an understanding of the combined companies upon consummation of the aforementioned transaction for illustrative purposes.
The following unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the Transaction Accounting Adjustments and present the Management’s Adjustments. H2B2 has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma financial information. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Company upon consummation of the transaction.

EXTRAORDINARY GENERAL MEETING OF RMG III
GENERAL
RMG III is furnishing this proxy statement/prospectus to RMG III shareholders as part of the solicitation of proxies by the RMG III Board for use at the Special Meeting to be held on     , 2024, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to RMG III shareholders on or about     , 2024 in connection with the vote on the Proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides RMG III shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.
DATE, TIME AND PLACE OF THE SPECIAL MEETING
The Special Meeting will be held in person or by proxy, on     , 2024, at     , at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, or in virtual format via live web cast at https://www.cstproxy.com/     .
VOTING POWER; RECORD DATE
Only RMG III shareholders of record of RMG III as of the close of business on     , 2024 are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Each RMG III Ordinary Share entitles the holder thereof to one vote. Holders of shares held in “street name” or in a margin or similar account should contact such RMG III shareholder’s broker to ensure that votes related to the shares beneficially owned are properly counted. RMG III Warrants do not have voting rights in connection with the Proposals. As of the close of business on the RMG III Record Date, there were      RMG III Ordinary Shares issued and outstanding, including      Public Shares and      Founder Shares.
PURPOSE OF THE SPECIAL MEETING
At the Special Meeting, RMG III is asking holders of RMG III Ordinary Shares to:
•
consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement and the Merger Agreement Amendment attached to this proxy statement/prospectus as Annex A and Annex A-1, respectively, pursuant to which, among other things, following the Domestication of RMG III to Delaware, the Merger of H2B2 with and into RMG III, with RMG III surviving the Merger in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (Business Combination Proposal);

•
consider and vote upon a proposal to approve by special resolution, assuming the Business Combination Proposal is approved and adopted, the change of RMG III’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (Domestication Proposal);

•
consider and vote upon the following four separate proposals (collectively, the Organizational Documents Proposals) to approve by special resolution, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the following material differences between the RMG III Governing Documents and the Proposed Organizational Documents, each to be effective at the Effective Time:

•
to authorize the change in authorized share capital of RMG III from 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 5,000,000 preference shares, par value $0.0001 per share, to      shares of Surviving Corporation Common Stock (Organizational Documents Proposal A);

•
to authorize the Surviving Corporation Board to issue any or all shares of Surviving Corporation Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Surviving Corporation Board and as may be permitted by the DGCL (Organizational Documents Proposal B);

•	to approve that the Surviving Corporation Board will not be classified (Organizational Documentation Proposal C);

•
to authorize all other changes in connection with the replacement of the RMG III Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex F, Annex G and Annex H, respectively), including (i) changing the corporate name from “RMG Acquisition Corp. III” to “H2B2 Electrolysis Technologies, Inc.,” (ii) making the Surviving Corporation’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iv) removing certain provisions related to RMG III’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the RMG III Board believes is necessary to adequately address the needs of RMG III and the Surviving Corporation after the Business Combination (collectively, Organizational Documents Proposal D);

•
consider and vote upon a proposal to approve by ordinary resolution of the holders of the RMG III Class B Ordinary Shares, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved and adopted, the election of directors who, upon consummation of the Business Combination, will be the directors of the Surviving Corporation (the Director Election Proposal), to be effective as of the Closing;

•
consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635 and assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved and adopted, the issuance of Surviving Corporation Common Stock to the H2B2 Securityholders pursuant to the Merger Agreement (Stock Issuance Proposal), to be effective prior to or substantially concurrently with the Closing;

•
consider and vote upon a proposal to approve by ordinary resolution, assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved and adopted, the Incentive Plan (Equity Incentive Plan Proposal), to be effective as of the Closing;

•
consider and vote upon a proposal to approve by ordinary resolution, the adjournment of the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or (ii) if the RMG III Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals (Adjournment Proposal), to be effective as of the date of the Special Meeting.

The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting and the Warrant Amendment Proposal is approved at the Warrant Holders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in this proxy statement/prospectus.
VOTE OF THE SPONSOR, DIRECTORS AND OFFICERS
As of the RMG III Record Date, the Initial Shareholders own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares. The Sponsor has agreed to, among other things, vote in favor of each of the Proposals presented at the Special Meeting, including the Merger Agreement and the transactions contemplated thereby. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve each Proposal presented at the Special Meeting and the affirmative vote of additional Public Shares will not be required to approve any of the Proposals to be presented thereat.
The Sponsor and RMG III’s directors and officers have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any and all RMG III Ordinary Shares held by them, including with respect to any Public Shares purchased in the Initial Public Offering or in the aftermarket, subject to the terms and conditions contemplated in that certain letter agreement, dated as of February 4, 2021. The Founder Shares held by the Initial Shareholders have no redemption rights upon RMG III’s liquidation and will be worthless if RMG III does not consummate an initial business combination by the Completion Window.

QUORUM
A quorum of RMG III shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the issued and outstanding RMG III Ordinary Shares entitled to vote at the Special Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of the RMG III Record Date, 6,355,390 RMG III Ordinary Shares would be required to achieve a quorum. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to establish a valid quorum.
ABSTENTIONS AND BROKER NON-VOTES
In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your shares, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to RMG III but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of quorum on all matters, but they will not be treated as shares voted on the matter and will, therefore, have no effect on any of the Proposals. Under applicable self-regulatory organization rules, your broker, bank or nominee cannot vote your shares with respect to “non-discretionary” matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. RMG III believes that none of the Proposals to be presented at the Special Meeting are routine matters and that each such Proposal is, therefore, a “non-discretionary” matter. As such, without your voting instructions, your brokerage firm cannot vote your shares on any Proposal to be voted on at the Special Meeting.
VOTE REQUIRED FOR APPROVAL
The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting.
The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The approval of the Organizational Documents Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Each of the Organizational Documents Proposals is conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Director Election Proposal may be approved by an ordinary resolution of the holders of the RMG III Class B Ordinary Shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Stock Issuance Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals.

Therefore, if the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Equity Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Equity Incentive Plan Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. The Adjournment Proposal is not conditioned upon the approval of any other Proposal.
It is important for RMG III shareholders to note that in the event that the Business Combination Proposal, the Organizational Documents Proposals, the Director Election Proposal the Stock Issuance Proposal and the Equity Incentive Plan Proposal do not receive the requisite vote for approval, RMG III will not consummate the Business Combination. If RMG III does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in the Trust Account to its Public Shareholders.
RECOMMENDATION OF THE RMG III BOARD
The RMG III Board believes that the Business Combination Proposal and the other Proposals to be presented at the Special Meeting are advisable and in the best interests of RMG III and RMG III shareholders and recommends that RMG III shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the Proposals. In addition, RMG III’s officers have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.
VOTING YOUR SHARES
Each RMG III Ordinary Share entitles the holder thereof to one vote. You can vote your shares in person (which includes virtual attendance) at the Special Meeting or by proxy. If your shares are owned directly in your name with Continental, RMG III’s transfer agent, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in “street name” or are in a margin or similar account or by a bank or other nominee or intermediary, you are considered a “non-record (beneficial) shareholder.”
Shareholders of Record
You can vote by proxy by having one or more individuals who will attend the Special Meeting vote your shares for you. These individuals are called “proxies” and using them to cast your ballot at the Special Meeting is called voting “by proxy.” Alternatively, you may attend and vote your shares at the Special Meeting in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, or online via live webcast at https://www.cstproxy.com/    .

If you wish to vote by proxy, you must (i) complete the enclosed form, called a “proxy card,” and mail it in the envelope provided or (ii) submit your proxy over the Internet in accordance with the instructions on the enclosed proxy card. If you complete the proxy card and mail it in the envelope provided or submit your proxy over the Internet as described above, you will designate each of Philip Kassin and Robert S. Mancini or the Chairperson of the Special Meeting to act as your proxy at the Special Meeting. One of the aforementioned individuals will then vote your shares at the Special Meeting in accordance with the instructions you provided to them in the proxy card with respect to the Proposals presented in this proxy statement/prospectus. Proxies will extend to, and be voted at, any adjournments or postponements of the Special Meeting. If you sign and return the proxy card but do not provide instructions as to how to vote your shares, your shares will be voted, in accordance with the recommendation of the RMG III Board, “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal.
Beneficial Owners
If your shares are held in an account through a broker, bank or other nominee or intermediary, such broker, bank or other nominee or intermediary is considered the RMG III shareholder of record for purposes of voting at the Special Meeting and you are considered the beneficial owner of such shares held in “street name” and this proxy statement/prospectus is being sent to you by such broker, bank or other nominee or intermediary. As a beneficial owner, you have the right to direct your broker, bank or other nominee or intermediary regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee or intermediary provides you along with this proxy statement/prospectus. Your broker, bank or other nominee or intermediary may have an earlier deadline by which you must provide it with instructions as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you wish to attend and vote your shares at the Special Meeting, you must first obtain a legal proxy from your broker, bank or other nominee or intermediary that holds your shares and email a copy (a legible photograph is sufficient) of your legal proxy to Continental at proxy@continentalstock.com. Beneficial owners who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. Beneficial owners who wish to attend the Special Meeting virtually should contact Continental no later than     , 2024 to obtain this information. If you wish to attend and vote your shares at the Special Meeting in person, you must bring with you a legal proxy from your broker, bank or other nominee or intermediary authorizing you to vote those shares. That is the only way RMG III can be sure that the broker, bank or other nominee or intermediary has not already voted the RMG III Ordinary Shares beneficially owned by you.
REVOKING YOUR PROXY
If you are an RMG III shareholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•	you may send another proxy card with a later date;
•	you may notify RMG III’s Secretary in writing before the Special Meeting that you have revoked your proxy; or
•
you may attend the Special Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee or intermediary for information on how to change or revoke your voting instructions.
ADDITIONAL MATTERS
The RMG III Board does not know of any other matters to be presented at the Special Meeting. The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying notice of Special

Meeting and with respect to any other matters that may properly come before the Special Meeting. If any additional matters are properly presented at the Special Meeting, or at any adjournments or postponements of the Special Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares they represent in accordance with the recommendations of the RMG III Board with respect to any such matters. RMG III expect that the Public Shares represented by properly submitted proxies will be voted by the proxy holders in accordance with the recommendations of the RMG III Board with respect to any such matters.
WHO CAN ANSWER YOUR QUESTIONS ABOUT VOTING YOUR SHARES
RMG III shareholders who have questions about how to vote or direct a vote in respect of RMG III Ordinary Shares or need assistance in completing or submitting their proxy cards should contact     , RMG III’s proxy solicitor, at     , or banks and brokers can call collect at     , or by emailing     .
REDEMPTION RIGHTS
Pursuant to the RMG III Governing Documents, a Public Shareholder may request that RMG III redeem all or a portion of its Public Shares for cash in connection with the Business Combination. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
•
(a) hold Public Shares, or (b) if you hold Public Shares through RMG III Units, you elect to separate such units into the underlying Public Shares and RMG III Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•	submit a written request to Continental, RMG III’s transfer agent, that RMG III redeem all or a portion of your Public Shares for cash; and
•	tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental, RMG III’s transfer agent, electronically through DTC.
Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on     , 2024 (two business days before the Special Meeting) in order for their shares to be redeemed.
Holders of RMG III Units must elect to separate the underlying Public Shares and RMG III Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their RMG III Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the RMG III Units into the underlying Public Shares and RMG III Public Warrants, or if a holder holds RMG III Units registered in its, his or her own name, the holder must contact Continental, RMG III’s transfer agent, directly and instruct them to do so. Your broker, bank or other nominee or intermediary may have an earlier deadline by which you must provide instructions to separate the RMG III Units into the underlying Public Shares and RMG III Public Warrants in order to exercise redemption rights with respect to the Public Shares, so you should contact your broker, bank or other nominee or intermediary.
Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and the other Proposals to be presented at the Special Meeting.
If the Business Combination is not approved and does not proceed, the Public Shares will be returned to the respective Public Shareholder, broker or bank. If the Business Combination is approved and proceeds, and if the Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to Continental, RMG III’s transfer agent, RMG III will redeem such Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to RMG III to pay its income taxes, divided by the number of then-issued and outstanding Public Shares, calculated as of two business days prior to the consummation of the Business Combination. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The Redemption of Public Shares will take place immediately prior to the Domestication when a redeeming Public Shareholder’s Public Shares are canceled in exchange for the right to receive the cash consideration described above. Such cash will be paid to redeeming Public Shareholders promptly after consummation of the Business Combination.

If you hold Public Shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming RMG III shareholder. In the event the Business Combination is not approved and does not proceed, this may result in an additional cost to RMG III shareholders for the return of their shares.
Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting only with the consent of the RMG III Board (in its sole discretion which it may do in whole or in part). If you tender or deliver your shares (and share certificates (if any) and other redemption forms) for redemption to Continental, RMG III’s transfer agent, and later decide prior to the Special Meeting not to elect redemption, you may request that RMG III’s transfer agent return the shares (electronically) to you. You may make such request by contacting Continental, RMG III’s transfer agent, at the phone number or address listed at the end of this section.
The Sponsor has agreed to, among other things and as applicable, vote in favor of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any RMG III Ordinary Shares held by it. The RMG III Ordinary Shares held by the Sponsor (including RMG III’s directors, officers and such other parties to the letter agreement) will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares.
If RMG III is not able to complete the Business Combination or another initial business combination by the Completion Window, then the Initial Shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold.
Holders of RMG III Warrants will not have redemption rights with respect to such warrants.
The closing price of the Public Shares on     , 2024, the most recent practicable date prior to the date of this proxy statement/prospectus, was $    . In connection with the First Extension and the Second Extension, a total of 276 RMG III shareholders elected to redeem an aggregate of 47,664,222 RMG III Class A Ordinary Shares, representing approximately 98.7% of the issued and outstanding RMG III Class A Ordinary Shares, for an aggregate of approximately $480,946,296 in cash.
Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. RMG III cannot assure RMG III shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when RMG III shareholders wish to sell their shares.
APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS
None of RMG III shareholders, RMG III unit holders or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of RMG III shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.
PROXY SOLICITATION COSTS
RMG III is soliciting proxies on behalf of the RMG III Board. This solicitation is being made by mail but also may be made by telephone or in person. RMG III and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. RMG III will bear the cost of the solicitation.
RMG III has hired      to assist in the proxy solicitation process. RMG III will pay that firm a fee of $     plus disbursements. Such fee will be paid from non-Trust Account funds.

RMG III will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. RMG III will reimburse them for their reasonable expenses.
RMG III INITIAL SHAREHOLDERS
As of     , 2024, the RMG III Record Date, the Initial Shareholders of record were entitled to vote an aggregate of 12,075,000 Founder Shares that were issued prior to the Initial Public Offering. Such shares currently constitute approximately 95.0% of the issued and outstanding RMG III Ordinary Shares. The Initial Shareholders have agreed to vote the Founder Shares, as well as any RMG III Class A Ordinary Shares acquired in the aftermarket, in favor of each of the Proposals presented at the Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if RMG III does not consummate a business combination by the Completion Window.
Upon consummation of the Business Combination, under the Sponsor Support Agreement, the Founder Shares (or shares of Surviving Corporation Common Stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions and (ii) certain time-based vesting provisions. See the section entitled “Other Agreements—Sponsor Support Agreement” for more information.
PURCHASES OF RMG III ORDINARY SHARES
At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding RMG III or its securities, the Sponsor, H2B2 and their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of RMG III Ordinary Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with H2B2’s consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.
Entering into any such arrangements may have a depressive effect on RMG III Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other Proposals and would likely increase the chances that such Proposals would be approved.
No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, H2B2 or any of their respective affiliates. RMG III will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL
OVERVIEW
Holders of RMG III Class A Ordinary Shares are being asked to consider and vote upon a proposal to approve and adopt the Business Combination Proposal. RMG III shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement and the Merger Agreement Amendment, copies of which are attached as Annex A and Annex A-1 to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Merger Agreement” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this Proposal.
VOTE REQUIRED FOR APPROVAL
The approval of this Business Combination Proposal (and consequently, the transactions contemplated by the Merger Agreement, including the Business Combination) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the RMG III Ordinary Shares who, being present in person (or represented by proxy) and entitled to vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.
Failure to submit a proxy or to vote in person or virtually at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. The Business Combination Proposal is conditioned upon the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Sponsor has agreed to vote the Founder Shares and any RMG III Ordinary Shares owned by it in favor of the Business Combination Proposal. See the section entitled “Other Agreements – Sponsor Support Agreement” for more information.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Business Combination Proposal. Therefore, assuming the Initial Shareholders all vote in favor of the Business Combination Proposal, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Business Combination Proposal.
RESOLUTION
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the Agreement and Plan of Merger, dated as of May 9, 2023 (as the same has been amended as of December 15, 2023 and may be further amended from time to time, the “Merger Agreement”), by and between RMG Acquisition Corp. III (“RMG III”) and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”), a copy of which is attached to the proxy statement as Annex A and Annex A-1 and RMG III entry into the Merger Agreement and the transactions contemplated thereby be confirmed, ratified and approved in all respects.”
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD UNANIMOUSLY RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2—THE DOMESTICATION PROPOSAL
OVERVIEW
As discussed in this proxy statement, if the Business Combination Proposal is approved, then RMG III is asking RMG III shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Merger will be consummated.
As a condition to the Closing, the RMG III Board has approved a change of RMG III’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. Pursuant to the Merger Agreement and the Merger Agreement Amendment, copies of which are attached to this proxy statement as Annex A and Annex A-1, to effect the Domestication, RMG III will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file an interim certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware in accordance with Section 388 of the DGCL, under which RMG III will be domesticated and continue as a Delaware corporation.
As a result of and upon the effective time of the Domestication, (i) each of the then issued and outstanding RMG III Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of Domesticated RMG III Class A Stock, (ii) each of the then issued and outstanding RMG III Class B Ordinary Shares will convert automatically, on a one-for-one basis, into a share of Domesticated RMG III Class B Stock, (iii) each then issued and outstanding RMG III Warrant will convert automatically into a Domesticated RMG III Warrant, pursuant to the Warrant Agreement and (iv) each RMG III Unit will be canceled, entitling the holder thereof to one share of Domesticated RMG III Class A Stock and one-fifth of one Domesticated RMG III Warrant.
The Domestication Proposal, if approved, will approve a change of RMG III’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware, and will result in RMG III, as a matter of law, becoming a resident of the United States for U.S. federal income tax purposes upon consummation of the Domestication (and thus, will be a resident of the United States for U.S. federal income tax purposes at the time of the consummation of the Business Combination). Accordingly, while RMG III is currently governed by the Cayman Islands Companies Act, upon the Domestication, the Surviving Corporation will be governed by the DGCL. RMG III encourages RMG III shareholders to carefully consult the information set forth in the section titled “Comparison of Corporate Governance and Shareholder Rights.” Additionally, if the Domestication Proposal is approved, then RMG III will also ask RMG III shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace the RMG III Governing Documents with the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents differ in certain material respects from the RMG III Governing Documents and RMG III encourages RMG III shareholders to carefully consult the information set out below under “Proposal No. 3 – The Organizational Documents Proposals,” the RMG III Governing Documents and the Proposed Organizational Documents, copies of which are attached to this proxy statement as Annexes F, G and H, respectively.
REASONS FOR THE DOMESTICATION
The RMG III Board believes that there are significant advantages that will arise as a result of a change of RMG III’s domicile to Delaware. Further, the RMG III Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.
The RMG III Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of RMG III and RMG III shareholders. As explained in more detail below, these reasons can be summarized as follows:
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Prominence, Predictability and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as the Surviving Corporation.
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Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. RMG III believes such clarity would be advantageous to the Surviving Corporation, the Surviving Corporation Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for the Surviving Corporation stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers and shareholders alike. The Surviving Corporation’s incorporation in Delaware may make the Surviving Corporation more attractive to future candidates for its board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, RMG III has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The RMG III Board, therefore, believes that providing the benefits afforded directors by Delaware law will enable the Surviving Corporation to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, RMG III believes that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, RMG III believes that the corporate environment afforded by Delaware will enable the Surviving Corporation to compete more effectively with other public companies in attracting and retaining new directors.
EXPECTED ACCOUNTING TREATMENT OF THE DOMESTICATION
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of RMG III as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of the Surviving Corporation immediately following the Domestication will be the same as those of RMG III immediately prior to the Domestication.
VOTE REQUIRED FOR APPROVAL
The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if any Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of the RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Domestication Proposal. Therefore, assuming the Initial Shareholders all vote in favor of the Domestication Proposal, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Domestication Proposal.
RESOLUTION
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that RMG III be deregistered in the Cayman Islands pursuant to Article 48 of the Amended and Restated Memorandum and Articles of Association (as amended) of RMG III and be registered by way of continuation as a corporation in the State of Delaware.”
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3—THE ORGANIZATIONAL DOCUMENTS PROPOSAL
If the Business Combination is to be consummated and the Domestication Proposal is approved, RMG III will replace the Existing Memorandum and Existing Articles under the Cayman Islands Companies Act, with the Proposed Organizational Documents of the Surviving Corporation, under the DGCL.
RMG III shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the Organizational Documents Proposals) in connection with the replacement of the RMG III Governing Documents with the Proposed Organizational Documents, each to be effective upon the Closing. The Organizational Documents Proposals are conditioned on the approval of the Business Combination Proposal and Domestication Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Proposed Organizational Documents differ materially from the RMG III Governing Documents.
The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Certificate of Incorporation and Proposed Bylaws for the Surviving Corporation. This summary is qualified by reference to the complete text of the RMG III Governing Documents, and the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement as Annex G and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement as Annex H. All RMG III shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the RMG III Governing Documents are governed by the Cayman Islands Companies Act and the Proposed Organizational Documents will be governed by the DGCL, we encourage RMG III shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement for additional information.
	RMG III Governing Documents	The Proposed Organizational Documents
Authorized Shares (Proposal A)
The RMG III Governing Documents authorize 555,000,000 shares, consisting of 500,000,000 RMG III Class A Ordinary Shares, 50,000,000 RMG III Class B Ordinary Shares and 5,000,000 preference shares.

See paragraph 5 of the Existing Memorandum.

The Proposed Organizational Documents authorize      shares, consisting of      shares of Surviving Corporation Common Stock and      shares of Surviving Corporation Preferred Stock.

See Article IV of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Proposal B)
The RMG III Governing Documents authorize the issuance of 5,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by the RMG III Board. Accordingly, the RMG III Board is empowered under the RMG III Governing Documents, without RMG III shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of RMG III Ordinary Shares (except to the extent it may affect the ability of RMG III to carry out a conversion of RMG III Class B Ordinary Shares on the Closing Date, as contemplated by the Existing Articles).

The Proposed Organizational Documents authorize the Surviving Corporation Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof, as the Surviving Corporation Board may determine.

See Article IV subsection (B) of the Proposed Certificate of Incorporation.

	RMG III Governing Documents	The Proposed Organizational Documents
See paragraph 5 of the Existing Memorandum and Article 3 of the Existing Articles.

Classified Board (Proposal C)	The RMG III Governing Documents contain a provision that provides for a classified board. See Article 27.2 of the Existing Memorandum.	The Proposed Organizational Documents do not contain a provision that provides for a classified board.
Corporate Name (Proposal D)	The RMG III Governing Documents provide that the name of the company is “RMG Acquisition Corp. III.” See paragraph 1 of the Existing Memorandum.	The Proposed Organizational Documents provide that the name of the corporation will be “H2B2 Electrolysis Technologies, Inc.” See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Proposal D)
The RMG III Governing Documents provide that if RMG III does not consummate a business combination (as defined in the RMG III Governing Documents) by February 9, 2024 (or such later time as the RMG III shareholders may approve in accordance with the RMG III Governing Documents), RMG III will cease all operations except for the purposes of winding up and will redeem the Public Shares and liquidate the Trust Account.

See Article 49.7 of the Existing Articles.

The Proposed Organizational Documents do not include any provisions relating to the Surviving Corporation’s ongoing existence; the default under the DGCL will make the Surviving Corporation’s existence perpetual.

Default rule under the DGCL.

Exclusive Forum (Proposal D)	The RMG III Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Article X of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Proposal D)	The RMG III Governing Documents do not provide restrictions on takeovers of RMG III by a related shareholder following a business combination.	The Proposed Organizational Documents will have the Surviving Corporation governed by Section 203 of the DGCL relating to takeovers by interested stockholders. Default rule under the DGCL.

Provisions Related to Status as Blank Check Company (Proposal D)
The RMG III Governing Documents include various provisions related to RMG III’s status as a blank check company prior to the consummation of a business combination.

See the RMG III Governing Documents.

The Proposed Organizational Documents do not include such provisions related to RMG III’s status as a blank check company, which no longer will apply upon consummation of the Merger, as RMG III will cease to be a blank check company at such time.

RESOLUTION
The full text of the resolution to be passed in connection with the replacement of the RMG III Governing Documents with the Proposed Organizational Documents is as follows:
“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association (as amended) of RMG III currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement as Annex G and Annex H, respectively), with such principal changes as described in Organizational Documents Proposals A-D.”
OVERVIEW
Organizational Documents Proposal A — to authorize the change in the authorized capital stock of RMG III from (i) 500,000,000 RMG III Class A Ordinary Shares, 50,000,000 RMG III Class B Ordinary Shares and 5,000,000 preference shares, par value $0.0001 per share, of RMG III to (ii)      shares of Surviving Corporation Common Stock and      shares of Surviving Corporation Preferred Stock.
REASONS FOR THE AMENDMENT
The principal purpose of this proposal is to provide for an authorized capital structure of the Surviving Corporation that will enable it to continue as an operating company governed by the DGCL. The RMG III Board believes that it is important for the Surviving Corporation to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.
VOTE REQUIRED FOR APPROVAL
The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
Organizational Documents Proposal A is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Organizational Documents Proposal A. Therefore, assuming the Initial Shareholders all vote in favor of the Organizational Documents Proposal A, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Organizational Documents Proposal A.
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL A.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

OVERVIEW
Organizational Documents Proposal B — to authorize the Surviving Corporation Board to issue any or all shares of Surviving Corporation Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Surviving Corporation Board and as may be permitted by the DGCL.
REASONS FOR THE AMENDMENT
The RMG III Board believes that these additional shares will provide the Surviving Corporation with needed flexibility to issue shares in the future in a timely manner and under circumstances it considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Authorized but unissued preferred stock may enable the Surviving Corporation Board to render it more difficult or discourage an attempt to obtain control of the Surviving Corporation and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Surviving Corporation and its securities. If, in the due exercise of its fiduciary obligations, for example, the Surviving Corporation Board was to determine that a takeover proposal was not in the best interests of the Surviving Corporation, such preferred stock could be issued by the Surviving Corporation Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the Surviving Corporation Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Surviving Corporation Board to issue the authorized preferred stock on its own volition will enable the Surviving Corporation to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. RMG III currently has no such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.
VOTE REQUIRED FOR APPROVAL
The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
Organizational Documents Proposal B is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Organizational Documents Proposal B. Therefore, assuming the Initial Shareholders all vote in favor of the Organizational Documents Proposal B, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Organizational Documents Proposal B.
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors executive officers and the Sponsor and its affiliates may have interests in the

Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.
OVERVIEW
Organizational Documents Proposal C — to authorize the Surviving Corporation Board to be unclassified.
REASONS FOR THE AMENDMENT
The RMG III Board believes that it is desirable to remove the board classification provisions because classified boards may be considered to reduce the accountability of directors to stockholders in certain circumstances as they are likely to increase the time required for stockholders to change the composition of the board of directors and may limit the ability of stockholders to evaluate and elect each director each year. The election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies and it is thus a better corporate governance practice to have an unclassified board following the completion of the Business Combination.
VOTE REQUIRED FOR APPROVAL
The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
Organizational Documents Proposal C is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Organizational Documents Proposal C. Therefore, assuming the Initial Shareholders all vote in favor of the Organizational Documents Proposal C, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Organizational Documents Proposal C.
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.
OVERVIEW
Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of RMG III Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement as Annex G and Annex H, respectively), including (i) changing the corporate name from “RMG Acquisition Corp. III” to “H2B2 Electrolysis Technologies, Inc.,” (ii) making the Surviving Corporation’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, and (iv) removing certain provisions related to RMG III’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the RMG III Board believes is necessary to adequately address the needs of RMG III and the Surviving Corporation after the Business Combination.
REASONS FOR THE AMENDMENT
Corporate Name
The RMG III Board believes that changing the corporate name from “RMG Acquisition Corp. III” to “H2B2 Electrolysis Technologies, Inc.” is desirable to reflect the Business Combination with H2B2 and to clearly identify the Surviving Corporation as the publicly traded entity.
Perpetual Existence
The RMG III Board believes that making the Surviving Corporation’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the RMG III Board believes that it is the most appropriate period for the Surviving Corporation following the Business Combination.
Exclusive Forum
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist the Surviving Corporation in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The RMG III Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, the Surviving Corporation will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the Surviving Corporation with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. The Proposed Certificate of Incorporation provides that, unless the Surviving Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the Surviving Corporation’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to RMG III’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve the Surviving Corporation and the default under the DGCL allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. In addition, certain other provisions in the Existing Articles require that proceeds from the Initial Public Offering be held in the Trust Account until a business combination or liquidation of RMG III has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
VOTE REQUIRED FOR APPROVAL
The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
Organizational Documents Proposal D is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Organizational Documents Proposal D. Therefore, assuming the Initial Shareholders all vote in favor of the Organizational Documents Proposal D, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Organizational Documents Proposal D.
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4—THE DIRECTOR ELECTION PROPOSAL
OVERVIEW
As discussed in this proxy statement, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, then RMG III is asking RMG III shareholders to approve, by ordinary resolution of the holders of the RMG III Class B Ordinary Shares, a proposal to elect directors who, effective at the Closing, will be the directors of the Surviving Corporation. Under the Merger Agreement, the approval of the Director Election Proposal is also a condition to the consummation of the Business Combination.
NOMINEES
As contemplated by the Merger Agreement, immediately following the Effective Time, the Surviving Corporation Board will consist of a total of nine (9) directors, at least six (6) of whom will be considered an “independent” director nominee for purposes of Nasdaq listing standards, (x) five (5) of whom will be designated by H2B2, and (y) one (1) of whom will be designated by RMG III, in each case by written notice to the other party, such that the Surviving Corporation Board will consist of a majority of “independent” directors for such purposes, and the members of which will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents. For more information on the experience of each director nominee, see the section entitled “Management of the Surviving Corporation Following the Business Combination” of this proxy statement.
VOTE REQUIRED FOR APPROVAL
The approval of the Director Election Proposal requires an ordinary resolution of the holders of the RMG III Class B Ordinary Shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the RMG III Class B Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
The Director Election Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Director Election Proposal. Therefore, assuming the Initial Shareholders all vote in favor of the Director Election Proposal, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Director Election Proposal.
RESOLUTION
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution of the holders of the RMG III Class B Ordinary Shares, that the persons named below be elected to serve on the board of directors of H2B2 Electrolysis Technologies, Inc. upon, and with effect from, the consummation of the Business Combination as contemplated by the Merger Agreement.
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RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III shareholders vote for the Proposals. In addition, RMG III’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal—Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for further discussion of these considerations.

PROPOSAL NO. 5—THE STOCK ISSUANCE PROPOSAL
OVERVIEW
As discussed in this proxy statement, assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, then RMG III is asking RMG III shareholders to approve, for purposes of complying with the applicable provisions of Rule 5635(a) of the Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, the shares of Surviving Corporation Common Stock to the H2B2 Securityholders pursuant to the Merger Agreement.
REASONS FOR THE APPROVAL FOR PURPOSES OF NASDAQ LISTING RULE 5635
Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), the Nasdaq Stock Market has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Merger Agreement, RMG III currently expects to issue an estimated      shares of Surviving Corporation Common Stock (assuming no Redemptions), which includes      shares of Surviving Corporation Common Stock issued to H2B2 Securityholders, in each case, pursuant to the Merger Agreement. For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Aggregate Closing Date Merger Consideration.”
In the event that the Stock Issuance Proposal is not approved by RMG III shareholders, the Business Combination cannot be consummated. In the event that the Stock Issuance Proposal is approved by RMG III shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Surviving Corporation Common Stock pursuant to the Merger Agreement, such shares of Surviving Corporation Common Stock will not be issued.
VOTE REQUIRED FOR APPROVAL
The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
The Stock Issuance Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Stock Issuance Proposal. Therefore, assuming the Initial Shareholders all vote in favor of the Stock Issuance

Proposal, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Stock Issuance Proposal.
RESOLUTION
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Listing Rules, the issuance of shares of common stock, par value $0.0001 per share, of H2B2 Electrolysis Technologies, Inc. pursuant to the Merger Agreement, including the stockholders of H2B2 and holders of options to purchase shares of common stock of H2B2, par value $0.0001 per share be approved in all respects.”

PROPOSAL NO. 6—THE EQUITY INCENTIVE PLAN PROPOSAL
OVERVIEW
As discussed in this proxy statement/prospectus, assuming the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, then RMG III is asking its shareholders to approve, by ordinary resolution, the Incentive Plan that provides for grants of awards to certain eligible service providers. The Incentive Plan will become effective as of the Closing, subject to shareholder approval.
The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex I.
PURPOSE OF THE INCENTIVE PLAN
The purpose of the Incentive Plan is to enhance the Surviving Corporation’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in the Surviving Corporation and providing a means of recognizing their contributions to the Surviving Corporation’s success. The RMG III Board believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help the Surviving Corporation meet its goals.
SUMMARY OF THE INCENTIVE PLAN
The following summarizes the material terms of the Incentive Plan. This summary is qualified in its entirety by the full text of the Incentive Plan.
Administration. The Incentive Plan will be administered by the Surviving Corporation Board, or any committee to whom the Surviving Corporation Board delegates such power or authority (subject to limitations imposed under Section 16 of the Exchange Act, as amended, and other applicable law and regulation), will serve as the plan administrator of the Incentive Plan. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the Incentive Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the Incentive Plan, the type, terms, and conditions of an award, the number of shares of Surviving Corporation Common Stock subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the Incentive Plan.
Share Reserve. The aggregate number of shares of Surviving Corporation Common Stock that may be issued pursuant to awards granted under the Incentive Plan will be the sum of (i) 5% of the sum of (A) the number of shares of H2B2 Common Stock outstanding at the Closing and (B) the number of securities convertible into H2B2 Common Stock at the Closing (the “Initial Share Reserve”); and (ii) an annual increase on the first day of each fiscal year (commencing with January 1, 2024 and ending on and including January 1, 2033) equal to a number of shares equal to 1% of the aggregate number of shares of Surviving Corporation Common Stock outstanding on the final day of the immediately preceding fiscal year (or such lesser number of shares as is determined by the Surviving Corporation Board), subject to adjustment by the plan administrator in the event of certain changes in our corporate structure, as described below. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”), under the Incentive Plan will be equal to the Initial Share Reserve.
If an award (or part of an award) under the Incentive Plan is forfeited, expires, lapses or is terminated, is exchanged for or settled for cash, surrendered, repurchased or canceled, without having been fully exercised/settled, in any case, in a manner that results in the Surviving Corporation acquiring the shares covered by the award (at a price no greater than the price paid by the participant for such shares) or that results in H2B2 not issuing shares under the award, any unused shares subject to such award will, as applicable, become or again be available for new grants under the Incentive Plan. In addition, shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award granted under the Incentive Plan will again be available for grants under the Incentive Plan. The payment of dividend equivalents in cash in conjunction with any awards under the Incentive Plan will not reduce the shares available for grant under the Incentive Plan. However, the following shares may not be used again for grant under the Incentive Plan: (i) shares subject to stock appreciation rights (“SARs”), that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the Incentive Plan in substitution for any equity or equity-based awards granted by an entity before such entity’s merger or consolidation with us or our acquisition of such entity’s property or equity securities will not reduce the shares available for grant under the Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.
The Incentive Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $750,000 (or, with respect to the first fiscal year of Surviving Corporation during which a non-employee director first serves as a non-employee director, $1,000,000).
Eligibility. The Surviving Corporation’s directors, employees and consultants, and employees and consultants of our subsidiaries, will be eligible to receive awards under the Incentive Plan; however, ISOs may only be granted to employees of the Surviving Corporation or the Surviving Corporation’s parent or subsidiary corporations. Following the Closing, the Surviving Corporation is expected to have approximately   directors,   employees and   consultants who will be eligible to receive awards under the Incentive Plan.
Types of Awards. The Incentive Plan allows for the grant of awards in the form of: (i) ISOs; (ii) non-qualified stock options (“NSOs”); (iii) SARs; (iv) restricted stock; (v) restricted stock units (“RSUs”); (vi) dividend equivalents; and (vii) other stock and cash based awards.
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Stock Options and SARs. The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations, including the vesting, exercise, term and forfeiture provisions, applicable to each option and/or SAR as it deems necessary or advisable. Stock options provide for the purchase of shares of Surviving Corporation Common Stock in the future at an exercise price set on the grant date. Options granted under the Incentive Plan may be either ISOs or NSOs. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value of the underlying shares on the grant date, or in the case of ISOs granted to an employee who owns more than 10% of the Surviving Corporation, 110% of the fair market value of the underlying shares on the day of such grant. Stock options and SARs may have a maximum term of ten years, or, in the case of ISOs granted to an employee who owns more than 10% of the Surviving Corporation, five years from the date of grant. No dividends or dividend equivalents will be payable with respect to stock options or SARs.

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Restricted Stock. Restricted stock is an award of shares of Surviving Corporation Common Stock that are subject to certain vesting conditions and other restrictions and that are nontransferable prior to vesting. The plan administrator may determine the terms and conditions of restricted stock awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the applicable vesting conditions, and any rights to acceleration thereof. The Incentive Plan provides that dividends payable with respect to restricted stock prior to the vesting of such restricted stock instead will be paid out to the participant only as and to the extent that the applicable vesting conditions of the underlying award are subsequently satisfied and the restricted stock vests. Dividends payable with respect to the portion of a restricted stock award that fails to vest will be forfeited.

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RSUs. RSUs are contractual promises to deliver cash or shares of Surviving Corporation Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the Incentive Plan.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of Surviving Corporation Common Stock and other awards valued wholly or partially by reference to, or otherwise based on, shares of Surviving Corporation Common Stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of Surviving Corporation Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Under the Incentive Plan, dividend equivalents payable with respect to an award shall only be paid to a participant to the extent that the vesting conditions of the underlying award are subsequently satisfied and the award vests. Dividend equivalents payable with respect to the portion of the award that fails to vest will be forfeited.

Adjustments; Corporate Transactions. In the event of certain changes in the Surviving Corporation’s corporate structure, including any dividend, distribution, combination, merger, recapitalization or other corporate transaction, the plan administrator may make appropriate adjustments to the terms and conditions of outstanding awards under the Incentive Plan to prevent dilution or enlargement of the benefits or intended benefits under the Incentive Plan, to facilitate the transaction or event or to give effect to applicable changes in law or accounting standards. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Incentive Plan and outstanding awards granted thereunder.
Effect of Non-Assumption in Change in Control. In the event a change in control (as defined in the Incentive Plan) occurs and a participant’s award is not continued, converted, assumed or replaced by the Surviving Corporation or a successor entity with an award (which may include, without limitation, a cash-based award) with substantially the same value and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the change in control, and provided the participant remains in continuous service through such change in control, the award will become fully vested and exercisable, as applicable, and all forfeiture, repurchase and other restrictions on such award will lapse, in which case such award, to the extent in the money, will be canceled upon the consummation of the change in control in exchange for the right to receive the consideration payable in the change in control.
Repricings. The plan administrator may, without shareholder approval, reduce the exercise price of any stock option or SAR, cancel any stock option or SAR with an exercise price that is less than the fair market value of a share of Surviving Corporation Common Stock in exchange for cash, or cancel any stock option or SAR in exchange for options, SARs or other awards with an exercise price per share that is less than the exercise price per share of the stock options or SARs for which such new stock options or SARs are exchanged.
Amendment and Termination. The Surviving Corporation Board may amend, suspend, or terminate the Incentive Plan at any time; provided that no amendment (other than an amendment that increases the number of shares reserved for issuance under the Incentive Plan, is permitted by the applicable award agreement or is made pursuant to applicable law) may materially and adversely affect any outstanding awards under the Incentive Plan without the affected participant’s consent. Stockholder approval will be required for any amendment to the Incentive Plan to increase the aggregate number of shares of Surviving Corporation Common Stock that may be issued under the Incentive Plan (other than due to adjustments as a result of share dividends, reclassifications, share splits, consolidations or other similar corporate transactions), to the extent necessary to comply with applicable laws or for any amendment to increase the limitation on the sum of cash compensation and the aggregate fair value of awards granted to a non-employee director during any fiscal year. An ISO may not be granted under the Incentive Plan after ten (10) years from the earlier of the date the RMG III Board adopted the Incentive Plan or the date on which RMG III’s shareholders approve the Incentive Plan.
Foreign Participants, Clawback Provisions and Transferability. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards granted under the Incentive Plan will be subject to any company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the Incentive Plan are generally nontransferable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Incentive Plan. This summary deals with the general United States federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
Non-Qualified Stock Options. If an optionee is granted an NSO under the Incentive Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in Surviving Corporation Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of Surviving Corporation Common Stock on the date the optionee exercises such option. Any subsequent gain or loss should be taxable as a long-term or short-term capital gain or loss. The Surviving Corporation or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income, subject to Code limitations.
Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the shares of Surviving Corporation Common Stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock should be treated as a long-term capital gain or loss, and we should not be entitled to any deduction. If the holding period requirements are not met, the ISO should be treated as one that does not meet the requirements of the Code for ISOs and the participant should recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. The Surviving Corporation and its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares, subject to Code limitations.
Restricted Stock Units. A participant generally will not recognize taxable income upon grant of restricted stock units. When cash or shares of common stock are delivered under the terms of the award, the participant should recognize ordinary income equal to the cash payment or the fair market value of the shares delivered, as the case may be, less any amount (if any) paid by the participant for such shares, and we or our subsidiaries or affiliates generally should be entitled to a corresponding deduction at that time, subject to Code limitations.
Other Awards. The current federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); and dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. The Surviving Corporation and its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income, subject to Code limitations.
Section 409A of the Code
Certain types of awards under the Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Incentive Plan and awards granted under the Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from the requirements of Section 409A of the Code and the Department of the Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Incentive Plan and applicable award agreement may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
PLAN BENEFITS
The benefits or amounts that may be received or allocated to participants under the Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable. The closing price of Surviving Corporation Common Stock as of  , 2024 was $  per share.
VOTE REQUIRED FOR APPROVAL
The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
The Equity Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by holders of the RMG III Ordinary Shares.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Equity Incentive Plan Proposal. Therefore, assuming the Initial Shareholders all vote in favor of the Equity Incentive Plan Proposal, pursuant to the Sponsor Support Agreement, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Equity Incentive Plan Proposal.
RESOLUTION
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the Incentive Plan, including the authorization of the Initial Share Reserve under the Incentive Plan, be approved in all respects.”
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and its shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, RMG III’s directors and executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7—THE ADJOURNMENT PROPOSAL
The Adjournment Proposal allows the RMG III Board to submit a Proposal, to be effective as of the date of the Special Meeting, to approve, by ordinary resolution, the adjournment of the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or (ii) if the RMG III Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for RMG III and the Sponsor and their respective shareholders to make purchases of RMG III Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Proposals to be put to the Special Meeting. See “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination.”
CONSEQUENCES IF THE ADJOURNMENT PROPOSAL IS NOT APPROVED
If the Adjournment Proposal is presented to the Special Meeting and is not approved by RMG III shareholders, the RMG III Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.
VOTE REQUIRED FOR APPROVAL
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of RMG III Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.
The Adjournment Proposal is not conditioned on the approval of any other proposal to be presented at the Special Meeting.
The Initial Shareholders own approximately 95.0% of the RMG III Ordinary Shares. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve the Adjournment Proposal. Therefore, assuming the Initial Shareholders all vote in favor of the Adjournment Proposal, pursuant to the Sponsor Support Agreement, and all outstanding RMG III Ordinary Shares held by the Initial Shareholders are represented at the Special Meeting in person or by proxy, the affirmative vote of additional Public Shares is not required to approve the Adjournment Proposal.
RESOLUTION
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or (ii) if the RMG III Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals.”
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD RECOMMENDS THAT RMG III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III shareholders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that RMG III shareholders vote for the proposals. In addition, RMG III’s directors and executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III shareholder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

THE WARRANT HOLDERS MEETING
GENERAL
RMG III is furnishing this proxy statement/prospectus to RMG III warrant holders as part of the solicitation of proxies by the RMG III Board for use at the Warrant Holders Meeting to be held on     , 2024, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to RMG III warrant holders on or about     , 2024 in connection with the vote on the Warrant Holder Proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides RMG III warrant holders with information they need to know to be able to vote or instruct their vote to be cast at the Warrant Holders Meeting.
DATE, TIME AND PLACE OF THE WARRANT HOLDERS MEETING
The Warrant Holders Meeting will be held in person or by proxy, on     , 2024, at     , at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, or in virtual format via live webcast at https://www.cstproxy.com/    .
VOTING POWER; RECORD DATE
Only RMG III warrant holders of record as of the close of business on     , 2024, are entitled to notice of, and to vote at, the Warrant Holders Meeting or any adjournment or postponement thereof. Each of the RMG III Warrants entitles the holder thereof to one vote. Holders of RMG III Warrants held in “street name” or in a margin or similar account should contact such RMG III warrant holder’s broker to ensure that votes related to the warrants beneficially owned are properly counted. As of the close of business on the RMG III Record Date, there were      RMG III Warrants outstanding, including      RMG III Public Warrants and      RMG III Private Placement Warrants.
PURPOSE OF THE WARRANT HOLDERS MEETING
At the Warrant Holders Meeting, RMG III is asking RMG III warrant holders to:
•	consider and vote upon the Warrant Amendment Proposal; and
•
consider and vote upon the Warrant Holders Adjournment Proposal (together with the Warrant Amendment Proposal, the “Warrant Holder Proposal”) to be effective as of the date of the Warrant Holders Meeting.

VOTE OF THE SPONSOR, DIRECTORS AND OFFICERS
As of the RMG III Record Date, the Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of the holders of at least 65% of the outstanding RMG III Public Warrants will be required to approve any of the Warrant Amendment Proposals. The RMG III Warrants will expire worthless if RMG III does not consummate an initial business combination by the end of the Completion Window.
QUORUM
A quorum of RMG III warrant holders is necessary to hold a valid meeting. A quorum will be present at the Warrant Holders Meeting if the holders of at least 50% of each of the outstanding RMG III Warrants are represented in person (which would include presence at a virtual meeting) or by proxy. As of the RMG III Record Date,      RMG III Warrants would be required to achieve a quorum.
ABSTENTIONS AND BROKER NON-VOTES
In general, if your RMG III Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your RMG III Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your RMG III Warrants unvoted or vote your RMG III Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” RMG III Warrants that are returned to RMG III but marked by brokers as “not voted” will be treated as RMG III Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as RMG III Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal. Under applicable self-regulatory organization rules, your broker, bank or nominee cannot vote your RMG III Warrants with respect to “non-discretionary” matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. RMG III believes that none of the Warrant Holder Proposals to be presented at the Warrant Holders Meeting are routine matters and that each such Warrant Holder Proposal is, therefore, a “non-discretionary” matter. As such, without your voting instructions, your brokerage firm cannot vote your RMG III Warrants on any Warrant Holder Proposal to be voted on at the Warrant Holders Meeting.
VOTE REQUIRED FOR APPROVAL
The Warrant Amendment Proposal may be approved by the affirmative vote of at least 65% of each of (i) the then outstanding RMG III Public Warrants and (ii) the then outstanding RMG III Private Placement Warrants, each voting separately as a class.
The Warrant Holders Adjournment Proposal may be approved by the affirmative vote of at least 50% of each of the then outstanding RMG III Warrants represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting.
RECOMMENDATION OF THE RMG III BOARD
The RMG III Board believes that the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal to be presented at the Warrant Holders Meeting are advisable and in the best interests of RMG III and the RMG III warrant holders and recommends that the RMG III warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if presented to the Warrant Holders Meeting.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and the RMG III warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that RMG III warrant holders vote for the Warrant Holder Proposals. In addition, RMG III’s officers have interests in the Business Combination that may conflict with your interests as a RMG III warrant holder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.
VOTING YOUR WARRANTS
Each RMG III Warrant entitles the holder thereof to one vote. You can vote your warrants in person (which includes virtual attendance) at the Warrant Holders Meeting or by proxy. If your warrants are owned directly in your name with Continental, RMG III’s transfer agent, you are considered, with respect to those warrants, the “warrant holder of record.” If your warrants are held in “street name” or are in a margin or similar account or are held by a bank or other nominee or intermediary, you are considered a “non-record (beneficial) warrant holder.”
Warrant Holders of Record
You can vote by proxy by having one or more individuals who will attend the Warrant Holders Meeting vote your warrants for you. These individuals are called “proxies” and using them to cast your ballot at the Warrant Holders Meeting is called voting “by proxy.” Alternatively, you may attend and vote your warrants at the Warrant Holders Meeting in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, or online via live webcast at https://www.cstproxy.com/     .
If you wish to vote by proxy, you must (i) complete the enclosed form, called a “proxy card,” and mail it in the envelope provided or (ii) submit your proxy over the Internet in accordance with the instructions on the enclosed proxy card. If you complete the proxy card and mail it in the envelope provided or submit your proxy over the Internet as described above, you will designate each of Philip Kassin and Robert S. Mancini or the Chairperson of the Warrant Holders Meeting to act as your proxy at the Warrant Holders Meeting. One of the aforementioned individuals will then vote your warrants at the Warrant Holders Meeting in accordance with the instructions you provided to them in the proxy card with respect to the Warrant Holder Proposals presented in this proxy statement/prospectus. Proxies will extend to, and be voted at, any adjournments or postponements of the Warrant Holders Meeting. If you sign and return the proxy card but do not provide instructions as to how to vote your warrants, your warrants will be voted, in accordance with the recommendation of the RMG III Board, “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal.
Beneficial Owners
If your warrants are held in an account through a broker, bank or other nominee or intermediary, such broker, bank or other nominee or intermediary is considered the RMG III warrant holder of record for purposes of voting at the Warrant Holders Meeting and you are considered the beneficial owner of such warrants held in “street name” and this proxy statement/prospectus is being sent to you by such broker, bank or other nominee or intermediary. As a beneficial owner, you have the right to direct your broker, bank or other nominee or intermediary regarding how to vote the warrants in your account by following the instructions that the broker, bank or other nominee or intermediary provides you along with this proxy statement/prospectus. Your broker, bank or other nominee or intermediary may have an earlier deadline by which you must provide it with instructions as to how to vote your warrants, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you wish to attend and vote your warrants at the Warrant Holders Meeting, you must first obtain a legal proxy from your broker, bank or other nominee or intermediary that holds your warrants and email a copy (a legible photograph is sufficient) of your legal proxy to Continental at proxy@continentalstock.com. Beneficial owners who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Warrant Holders Meeting. Beneficial owners who wish to attend the Warrant Holders Meeting virtually should contact Continental no later than     , 2024, to obtain this information. If you wish to attend and vote your warrants at the Warrant Holders Meeting in person, you must bring with you a legal proxy from your broker, bank or other nominee or intermediary authorizing you to vote those warrants. That is the only way RMG III can be sure that the broker, bank or other nominee or intermediary has not already voted the RMG III Warrants beneficially owned by you.
REVOKING YOUR PROXY
If you are an RMG III warrant holder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•	you may send another proxy card with a later date;
•	you may notify RMG III’s Secretary in writing before the Warrant Holders Meeting that you have revoked your proxy; or
•
you may attend the Warrant Holders Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Warrant Holders Meeting will not, in and of itself, revoke a proxy.

If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee or intermediary for information on how to change or revoke your voting instructions.
WHO CAN ANSWER YOUR QUESTIONS ABOUT VOTING YOUR WARRANTS
RMG III warrant holders who have questions about how to vote or direct a vote in respect of RMG III Warrants or need assistance in completing or submitting their proxy cards should contact     , RMG III’s proxy solicitor, at     , or banks and brokers can call collect at     , or by emailing     .
APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS
None of RMG III shareholders, RMG III unit holders or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of the RMG III shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

PROXY SOLICITATION COSTS
RMG III is soliciting proxies on behalf of the RMG III Board. This solicitation is being made by mail but also may be made by telephone or in person. RMG III and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. RMG III will bear the cost of the solicitation.
RMG III has hired      to assist in the proxy solicitation process. RMG III will pay that firm a fee of $     plus disbursements. Such fee will be paid from non-Trust Account funds.
RMG III will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. RMG III will reimburse them for their reasonable expenses.
RMG III INITIAL SHAREHOLDERS
As of     , 2024, the RMG III Record Date, the Initial Shareholders of record were entitled to vote an aggregate of      RMG III Private Placement Warrants and      RMG III Public Warrants. Such warrants currently constitute 100% of the outstanding RMG III Private Placement Warrants and none of the outstanding RMG III Public Warrants. The RMG III Warrants will expire worthless if RMG III does not consummate a business combination by the end of the Completion Window.

WARRANT HOLDER PROPOSAL NO. 1—THE WARRANT AMENDMENT PROPOSAL
Holders of RMG III Warrants are being asked to consider and vote upon the Warrant Amendment Proposal. RMG III warrant holders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Warrant Amendment, a copy of which is attached as Annex J to this proxy statement/prospectus. You are urged to carefully read the Warrant Amendment in its entirety before voting on this Warrant Amendment Proposal.
VOTE REQUIRED FOR APPROVAL
The approval of this Warrant Amendment Proposal requires the affirmative vote of at least 65% of each of (i) the then outstanding RMG III Public Warrants and (ii) the then outstanding RMG III Private Placement Warrants, each voting separately as a class. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will count as a vote “AGAINST” the Warrant Amendment Proposal.
The Business Combination is conditioned upon the approval of the Warrant Amendment Proposal. Therefore, if the Warrant Amendment Proposal is not approved, but the Business Combination Proposal and Condition Precedent Proposals are approved, the Business Combination will not proceed unless the condition requiring the approval of the Warrant Amendment Proposal is waived.
The Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of at least 65% of the outstanding RMG III Public Warrants will be required to approve the Warrant Amendment Proposal. The RMG III Warrants will expire worthless if RMG III does not consummate an initial business combination by the end of the Completion Window.
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD UNANIMOUSLY RECOMMENDS THAT THE RMG III WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III warrant holders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that RMG III warrant holders vote for the proposals. In addition, RMG III’s directors and executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III warrant holder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

WARRANT HOLDER PROPOSAL NO. 2—
THE WARRANT HOLDERS ADJOURNMENT PROPOSAL
In the event that the Warrant Amendment Proposal has not received sufficient votes for approval, the holders of RMG III Warrants will be asked to consider and vote upon the Warrant Holders Adjournment Proposal. The purpose of the Warrant Holders Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for RMG III and the Sponsor to take steps or make arrangements that would increase the likelihood of obtaining approval of the Warrant Amendment Proposal. See “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination.”
VOTE REQUIRED FOR APPROVAL
The approval of this Warrant Holders Adjournment Proposal requires the affirmative vote of at least 50% of the RMG III Warrants, in each case represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Warrants Holders Adjournment Proposal at the Warrant Holders Meeting.
The Initial Shareholders own 100% of the outstanding RMG III Private Placement Warrants and none of the RMG III Public Warrants. Accordingly, it is expected that the RMG III Private Placement Warrants held by the Initial Shareholders will be voted in favor of the Warrant Holders Adjournment Proposal and such proposal will not require any affirmative votes of the outstanding RMG III Public Warrants represented in person or by proxy and entitled to vote thereon and who vote at the Warrant Holders Meeting to approve the Warrant Holders Adjournment Proposal. The RMG III Warrants will expire worthless if RMG III does not consummate an initial business combination by the end of the Completion Window.
RECOMMENDATION OF THE RMG III BOARD
THE RMG III BOARD UNANIMOUSLY RECOMMENDS THAT THE RMG III WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of RMG III’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of RMG III and RMG III warrant holders and what he, she or they may believe is best for himself, herself, or themselves in determining to recommend that RMG III warrant holders vote for the proposals. In addition, RMG III’s directors and executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a RMG III warrant holder. See the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” for a further discussion of these considerations.

INFORMATION ABOUT RMG III
Introduction
RMG III is a blank check company incorporated as a Cayman Islands exempted company on December 23, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. RMG III is an emerging growth company and, as such, it is subject to all of the risks associated with emerging growth companies.
RMG III’s History
In December 2020, the Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. On January 31, 2021, RMG III effectuated a 5-for-6 share split of the RMG III Class B Ordinary Shares, resulting in an aggregate amount of 12,075,000 Founder Shares outstanding for an aggregate adjusted purchase price of approximately $0.002 per share. Prior to the initial investment in RMG III of $25,000 by the Sponsor, RMG III had no assets, tangible or intangible. The per share price of the Founder Shares was determined by dividing the amount of cash contributed to RMG III by the number of Founder Shares issued. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding RMG III Ordinary Shares upon completion of the Initial Public Offering.
The IPO Registration Statement was declared effective on February 4, 2021. On February 9, 2021, RMG III consummated the Initial Public Offering of 48,300,000 RMG III Units, including 6,300,000 RMG III Units issued pursuant to the exercise of the underwriters’ over-allotment option in full. The RMG III Units were sold at a price of $10.00 per unit, generating gross proceeds of $483,000,000. Each whole Public Warrant is exercisable to purchase one RMG III Class A Ordinary Share at a price of $11.50 per share. Gross proceeds from the Initial Public Offering were placed into the Trust Account.
Simultaneously with the closing of the Initial Public Offering, RMG III consummated the sale of 8,216,330 RMG III Private Placement Warrants at a price of $1.50 per RMG III Private Placement Warrant in a private placement to the Sponsor, including 840,000 RMG III Private Placement Warrants issued pursuant to the exercise of the underwriters’ over-allotment option in full, generating gross proceeds of $12,324,495. Each Private Placement Warrant is exercisable to purchase one RMG III Class A Ordinary Share at a price of $11.50 per share. The proceeds from the sale of the RMG III Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account.
On February 9, 2021, the RMG III Units began trading on the Nasdaq Global Market under the symbol “RMGCU.” The securities comprising the RMG III Units began separate trading on March 29, 2021. Any underlying RMG III Class A Ordinary Shares and RMG III Public Warrants that were separated began trading on the Nasdaq Global Market under the symbols “RMGC” and “RMGCW,” respectively.
On January 11, 2023, RMG III shareholders approved the First Extension Amendment. The First Extension Amendment extends the date by which RMG III must consummate its initial business combination from February 9, 2023, to (i) May 9, 2023 or (ii) August 9, 2023, in the event RMG III has signed a definitive agreement with respect to a Business Combination and has elected to extend the amount of time to complete a Business Combination for up to three times for an additional one month each time. On August 4, 2023, RMG III shareholders approved the Second Extension Amendment. The Second Extension Amendment extends the date by which RMG III must consummate its initial business combination from the dates contemplated in the First Extension Amendment to February 9, 2024. If RMG III’s initial business combination is not consummated by February 9, 2024, then RMG III’s existence will terminate, and RMG III will distribute amounts in the Trust Account as provided in the RMG III Governing Documents.
RMG III Ordinary Shares Prior to the Business Combination
Public Shares Prior to the Business Combination
RMG III is providing Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations described herein.

The Initial Shareholders have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares they may hold in connection with the completion of the Business Combination.
The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. The Initial Shareholders and their permitted transferees have agreed to vote their shares in favor of each of the Proposals. As a result, the affirmative vote of any of the Public Shares is not required to approve the Condition Precedent Proposals. Public Shareholders may elect to redeem their Public Shares whether they vote for or against the Business Combination.
Pursuant to the RMG III Governing Documents, if RMG III has not completed a business combination by the end of the Completion Window, RMG III will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to RMG III to pay its taxes and expenses relating to the administration of the Trust Account or as limited withdrawals by RMG III to fund its working capital requirements (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which Redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining RMG III shareholders and the RMG III Board, liquidate and dissolve, subject in each case to RMG III’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. If RMG III is not able to complete the Business Combination or another initial business combination by the end of the Completion Window, then the Initial Shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold.
RMG III shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the RMG III Ordinary Shares, except that RMG III will provide its Public Shareholders with the opportunity to redeem the Public Shares for cash equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to RMG III to pay its taxes (which interest shall be net of taxes payable), upon the completion of an initial business combination, subject to the limitations described herein.
Founder Shares
The Founder Shares, which are held solely by the Initial Shareholders, are identical to the Public Shares sold in the Initial Public Offering, and holders of the Founder Shares have the same shareholder rights as Public Shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the Initial Shareholders have entered into letter agreements with RMG III, pursuant to which they have agreed (A) to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if RMG III fails to complete an initial business combination by the end of the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if RMG III fails to complete an initial business combination within such time period.
With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to RMG III’s directors and officers and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of: (A) one year after the completion of an initial business combination; and (B) subsequent to an initial business combination (x) if the last reported sale price of the RMG III Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination or (y) the date on which RMG III completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Public Shares for cash, securities or other property.
As of the RMG III Record Date, the Initial Shareholders own approximately 95.0% of the issued and outstanding RMG III Ordinary Shares. Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, among other things, vote in favor of each of the Proposals presented at the Special Meeting, including the Merger Agreement and the transactions contemplated thereby. Accordingly, it is expected that the RMG III Ordinary Shares held by the Initial Shareholders will be sufficient to approve each Proposal. Assuming the Initial Shareholders all vote in favor of each Proposal and all shares held by them are represented at the Special Meeting, the affirmative vote of additional Public Shares is not required to approve any of the Proposals to be presented thereat.
Preference Shares
The RMG III Governing Documents authorize 5,000,000 preferred shares and provide that preference shares may be issued from time to time in one or more series. The RMG III Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The RMG III Board will be able to, without RMG III shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the RMG III Ordinary Shares and could have anti-takeover effects. The ability of the RMG III Board to issue preference shares without RMG III shareholder approval could have the effect of delaying, deferring or preventing a change of control of RMG III or the removal of existing management. RMG III has no preference shares issued and outstanding at the date of this proxy statement. Although RMG III does not currently intend to issue any preference shares, RMG III cannot assure you that it will not do so in the future.
Warrants Prior to the Business Combination
If the Warrant Amendment Proposal and the Condition Precedent Proposals are approved and the Business Combination is consummated, upon the effective time of the Domestication, each of the then outstanding RMG III Domesticated Warrants will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.
Redeemable Warrants
Each whole Public Warrant entitles the registered holder to purchase one RMG III Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of an initial business combination, except as described below. Pursuant to the Warrant Agreement, a Public Warrant holder may exercise its RMG III Public Warrants only for a whole number of RMG III Class A Ordinary Shares. This means only a whole Public Warrant may be exercised at a given time by a Public Warrant holder. No fractional RMG III Public Warrants have been or will be issued upon separation of the RMG III Units and only whole RMG III Public Warrants will trade. The RMG III Public Warrants will expire five years after the completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
RMG III will not be obligated to issue or deliver any RMG III Class A Ordinary Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the RMG III Class A Ordinary Shares issuable upon exercise of the RMG III Public Warrants is then effective and a current prospectus relating thereto is current, subject to RMG III satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as described. Except as described below, no Public Warrant will be exercisable for cash or on a cashless basis, and RMG III will not be obligated to issue any shares to holders seeking to exercise their RMG III Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such warrant and such Public Warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised RMG III Public Warrants, the purchaser of a RMG III Unit containing such Public Warrant will have paid the full purchase price for the RMG III Unit solely for the RMG III Class A Ordinary Share underlying such RMG III Unit.
RMG III has agreed to, as soon as practicable but in no event later than 15 business days, after the closing of an initial business combination, use its commercially reasonable efforts to file with the SEC a post-effective amendment to the IPO Registration Statement, under the Securities Act, of the RMG III Class A Ordinary Shares issuable upon exercise of the RMG III Public Warrants, and RMG III will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of an initial business combination and to maintain the effectiveness of such post-effective amendment or registration statement, and a current prospectus relating thereto, until the expiration of the RMG III Public Warrants in accordance with the provisions of the Warrant Agreement.
If a registration statement covering the RMG III Class A Ordinary Shares issuable upon exercise of the RMG III Public Warrants does not become effective within 60 business days after the closing of an initial business combination, holders of the RMG III Public Warrants will have the right, during any period thereafter when there is no such effective registration statement, to exercise the RMG III Public Warrants on a cashless basis. Additionally, if, at the time that a Public Warrant is exercised, the RMG III Class A Ordinary Shares are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, RMG III may, at its option, require holders of the RMG III Public Warrants who exercise their warrants to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act and, in the event RMG III so elects, it will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
In the event of a cashless exercise pursuant to the preceding paragraph, each holder would pay the exercise price by surrendering the RMG III Public Warrants for that number of RMG III Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of RMG III Class A Ordinary Shares underlying the RMG III Public Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the RMG III Warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the RMG III Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of RMG III Public Warrants. Once the RMG III Public Warrants become exercisable, RMG III may redeem the outstanding RMG III Public Warrants:
•	in whole and not in part;
•	at a price of $0.01 per Public Warrant;
•	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder; and
•
if and only if the last reported sale price of the RMG III Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which RMG III sends the notice of redemption to the Public Warrant holders equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant. See “ – Anti-dilution Adjustments”).

RMG III will not redeem the RMG III Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the RMG III Class A Ordinary Shares issuable upon exercise of the RMG III Public Warrants is then effective and a current prospectus relating to those RMG III Class A Ordinary Shares is available throughout the 30-day redemption period or RMG III has elected to require the exercise of the RMG III Public Warrants on a cashless basis as described below. If and when the RMG III Public Warrants become redeemable by RMG III, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If RMG III calls the RMG III Public Warrants for redemption as described in this paragraph, its management will have the option to require any holder that wishes to exercise his, her or its Public Warrant following the notice of redemption to do so on a cashless basis. In the case of such a cashless exercise, each holder would pay the exercise price by surrendering the RMG III Public Warrants for that number of RMG III Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of the RMG III Class A Ordinary Shares underlying the RMG III Public Warrants, multiplied by the excess of the “fair market value” less the exercise price of the RMG III Warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the RMG III Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holders of the RMG III Public

Warrants. If RMG III’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of RMG III Class A Ordinary Shares to be received upon exercise of the RMG III Public Warrants, including the “fair market value” in such case.
RMG III established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and RMG III issues a notice of redemption of the RMG III Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the RMG III Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “ – Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) Public Warrant exercise price after the redemption notice is issued.
Redemption Procedures. A holder of a Public Warrant may notify RMG III in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the RMG III Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments. If the number of issued and outstanding RMG III Class A Ordinary Shares is increased by a capitalization or share dividend payable in RMG III Class A Ordinary Shares, or by a split-up of RMG III Class A Ordinary Shares or similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of RMG III Class A Ordinary Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the issued and outstanding RMG III Class A Ordinary Shares. A rights offering made to all or substantially all holders of RMG III Class A Ordinary Shares entitling holders to purchase RMG III Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of RMG III Class A Ordinary Shares equal to the product of (i) the number of RMG III Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for RMG III Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per RMG III Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for RMG III Class A Ordinary Shares, in determining the price payable for RMG III Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of RMG III Class A Ordinary Shares during the 10 trading day period ending on the trading day prior to the first date on which the RMG III Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if RMG III, at any time while the RMG III Public Warrants are outstanding and unexpired, pays to all or substantially all of the holders of RMG III Class A Ordinary Shares a dividend or makes a distribution in cash, securities or other assets to the holders of RMG III Class A Ordinary Shares on account of such RMG III Class A Ordinary Shares (or other securities into which the RMG III Public Warrants are convertible), other than (i) as described above, (ii) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the RMG III Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution, do not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (iii) to satisfy the redemption rights of the holders of RMG III Class A Ordinary Shares in connection with a proposed business combination, (iv) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a RMG III shareholder vote to amend the RMG III Governing Documents (1) to modify the substance or timing of RMG III’s obligation to allow redemption in connection with an initial business combination or to redeem 100% of the Public Shares if RMG III does not complete an initial business combination by the end of the Completion Window or (2) with respect to any other provision relating to RMG III shareholders’ rights or pre-initial business combination activity, or (v) in connection with the redemption of the Public Shares upon RMG III’s failure to complete an initial business combination, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each RMG III Class A Ordinary Share in respect of such event.
If the number of issued and outstanding RMG III Class A Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of RMG III Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of RMG III Class A Ordinary Shares issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in issued and outstanding RMG III Class A Ordinary Shares.
Whenever the number of RMG III Class A Ordinary Shares purchasable upon the exercise of the RMG III Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of RMG III Class A Ordinary Shares purchasable upon the exercise of the RMG III Public Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of RMG III Class A Ordinary Shares so purchasable immediately thereafter.
In addition, if (x) RMG III issues additional RMG III Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of a business combination at an issue price or effective issue price of less than $9.20 per RMG III Ordinary Share (with such issue price or effective issue price to be determined in good faith by the RMG III Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account the Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination on the date of the completion of such business combination (net of redemptions), and (z) the volume weighted average trading price of the RMG III Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which RMG III consummates such initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the RMG III Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above under “—Redemption of RMG III Public Warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the issued and outstanding RMG III Class A Ordinary Shares (other than those described above or that solely affects the par value of such RMG III Class A Ordinary Shares), or in the case of a merger or consolidation of RMG III with or into another corporation (other than a merger or consolidation in which RMG III is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding RMG III Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of RMG III as an entirety or substantially as an entirety in connection with which RMG III is dissolved, the holders of the RMG III Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the RMG III Public Warrants and in lieu of the RMG III Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the RMG III Public Warrants would have received if such holder had exercised their RMG III Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by RMG III in connection with redemption rights held by RMG III shareholders as provided for in the RMG III Governing Documents or as a result of the redemption of RMG III Class A Ordinary Shares by RMG III if a proposed business combination is presented to RMG III shareholders for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) (x) if prior to the initial business combination, more than 50% of the issued and outstanding ordinary shares or (y) if on or after the initial business combination, securities representing more than 50% of the aggregate voting power represented by the issued and outstanding shares of RMG III, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a RMG III shareholder if such RMG III warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer, and all of the RMG III Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of RMG III Class A Ordinary Shares in such a transaction is payable in the form of RMG III Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises it within 30 days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Public Warrant.
The RMG III Public Warrants will be issued in registered form under the Warrant Agreement between Continental, as warrant agent, and RMG III. The Warrant Agreement provides that (a) the terms of the RMG III Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the RMG III Public Warrants and the Warrant Agreement set forth in the IPO Registration Statement, or defective provision (ii) removing or reducing RMG III’s ability to redeem the RMG III Public Warrants and, if applicable, a corresponding amendment to RMG III’s ability to redeem the RMG III Private Placement Warrants or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the RMG III Public Warrants under the Warrant Agreement in any material respect, (b) the terms of the warrants may be amended with the vote or written consent of at least 50% of the then outstanding RMG III Public Warrants and RMG III Private Placement Warrants, voting together as a single class, to allow for the RMG III Warrants to be classified as equity in RMG III’s financial statements and (c) all other modifications or amendments to the Warrant Agreement with respect to the RMG III Public Warrants require the vote or written consent of at least 50% of the then outstanding RMG III Public Warrants and amending the Warrant Agreement with respect to the RMG III Private Placement Warrants will require a vote of holders of at least 50% of the then outstanding RMG III Private Placement Warrants.
The Public Warrant holders do not have the rights or privileges of holders of RMG III Class A Ordinary Shares or any voting rights until they exercise their RMG III Public Warrants and receive RMG III Class A Ordinary Shares. After the issuance of RMG III Class A Ordinary Shares upon exercise of the RMG III Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by RMG III shareholders.
No fractional RMG III Public Warrants will be issued upon separation of the RMG III Units and only whole RMG III Public Warrants will trade.
RMG III has agreed that, subject to applicable law, any action, proceeding or claim against RMG III arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and RMG III will irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
In order to finance transaction costs in connection with an initial business combination, RMG Acquisition Management provided to RMG III a $500,000 loan for working capital purposes, evidenced by the January 2022 Note issued by RMG III to RMG Acquisition Management, effective as of January 19, 2022, pursuant to which

RMG Acquisition Management agreed to provide RMG III up to an aggregate of $500,000 in loans for working capital purposes. RMG Acquisition Management further provided to RMG III a $350,000 loan for working capital purposes, evidenced by the July 2022 Note issued by RMG III to RMG Acquisition Management, effective as of July 27, 2022, pursuant to which RMG Acquisition Management agreed to provide RMG III up to an aggregate of $475,000 in loans for working capital purposes. The January 2022 Note and the July 2022 Note are each non-interest bearing and become due and payable in full by RMG III upon the consummation of a business combination. Any unpaid principal balance of the January 2022 Note and the July 2022 Note will be repaid in cash upon the consummation of the Business Combination.
RMG III Private Placement Warrants
The RMG III Private Placement Warrants (including the RMG III Class A Ordinary Shares issuable upon exercise of the RMG III Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an initial business combination and they will not be redeemable by RMG III. The holders of the RMG III Private Placement Warrants have the option to exercise the RMG III Private Placement Warrants on a cashless basis and have certain registration rights described herein. In addition, the RMG III Private Placement Warrants held by the employees of RMG III will not be exercisable more than five years from the commencement of sales of the Initial Public Offering in accordance with FINRA Rule 5110(g)(8)(A). Otherwise, the RMG III Private Placement Warrants have terms and provisions that are identical to those of the RMG III Public Warrants.
If holders of the RMG III Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its RMG III Private Placement Warrants for that number of RMG III Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of the RMG III Class A Ordinary Shares underlying the RMG III Private Placement Warrants, multiplied by the excess of the “Sponsor Fair Market Value” (defined below) less the exercise price of the RMG III Private Placement Warrants, by (y) the Sponsor Fair Market Value. For these purposes, the “Sponsor Fair Market Value” shall mean the average last reported sale price of the RMG III Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that RMG III agreed that the RMG III Private Placement Warrants will be exercisable on a cashless basis is because it was not known at that time whether the holders would be affiliated with RMG III following a business combination. If they remain affiliated with RMG III, their ability to sell RMG III’s securities in the open market will be significantly limited. RMG III expects to have policies in place that restrict insiders from selling RMG III’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell RMG III’s securities, an insider cannot trade in RMG III’s securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their RMG III Public Warrants and sell the RMG III Class A Ordinary Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, RMG III believes that allowing the holders to exercise the RMG III Private Placement Warrants on a cashless basis is appropriate.
Redemption Rights for Holders of Public Shares
RMG III is providing Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per share price, payable in cash, equal to (i) the aggregate amount then on deposit in the Trust Account as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to RMG III to pay its taxes, divided by (ii) the number of then-outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account as of     , 2023, the RMG III Record Date, was approximately $     per Public Share. The per share amount RMG III will distribute to Public Shareholders who properly redeem their shares will not be reduced by any deferred underwriting commissions that it pays to the IPO Underwriters or another FINRA member. There will be no redemption rights upon the completion of the Business Combination with respect to the RMG III Warrants. The redemption rights will include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares. The Initial Shareholders have entered into a letter agreement with RMG III pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares they hold and any Public Shares they may acquire in connection with the completion of the Business Combination. These waivers were made at the time of the Initial Public Offering for no additional consideration.

Permitted Purchases of RMG III’s Securities
If RMG III seeks RMG III shareholder approval of the Business Combination and it does not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Sponsor, RMG III’s directors, executive officers, advisors or their affiliates may purchase RMG III Class A Ordinary Shares or RMG III Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of RMG III Class A Ordinary Shares the Sponsor, RMG III’s directors, executive officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law, including Rule 14e-5 under the Exchange Act, and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase RMG III Class A Ordinary Shares or RMG III Public Warrants in such transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.
In the event that the Sponsor, RMG III’s directors, executive officers, advisors or their affiliates purchase RMG III Class A Ordinary Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their RMG III Class A Ordinary Shares. RMG III does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.
The purpose of any such purchases of RMG III Class A Ordinary Shares could be to (i) increase the likelihood of obtaining RMG III shareholder approval of the Business Combination or (ii) satisfy a closing condition pursuant to the Merger Agreement that requires RMG III to have a minimum net worth or a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of RMG III Public Warrants could be to reduce the number of RMG III Public Warrants outstanding or to vote such warrants on any matters submitted to the RMG III warrant holders for approval in connection with a business combination. Any such purchases of RMG III securities may result in the completion of the Business Combination that may not otherwise have been possible. Further, in the event that the Sponsor, RMG III’s directors, executive officers, advisors or any of their respective affiliates were to purchase RMG III Class A Ordinary Shares in privately negotiated transactions, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in relevant part, through adherence to the following:
•
This proxy statement/prospectus discloses the possibility that the Sponsor, RMG III’s directors, executive officers, advisors or any of their respective affiliates may purchase RMG III Class A Ordinary Shares outside the redemption process, along with the purpose of such purchases;

•	If the Sponsor, RMG III’s directors, executive officers, advisors or any of their respective affiliates were to purchase RMG III Class A Ordinary Shares:
○	the Sponsor and such directors, executive officers, advisors or affiliates would do so at a price no higher than the price offered through the redemption process;
○	such purchased RMG III Class A Ordinary Shares would not be voted in favor of approving the Business Combination;
○
the Sponsor and such directors, executive officers, advisors or affiliates would not possess any redemption rights with respect to such purchased RMG III Class A Ordinary Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•	RMG III would disclose in a Current Report on Form 8-K, before the Special Meeting, the following:
○
the amount of RMG III Class A Ordinary Shares purchased outside of the redemption offer by the Sponsor, RMG III’s directors, executive officers, advisors or any of their respective affiliates, along with the purchase price;

○	the purpose of such purchases;
○	the impact, if any, of such purchases on the likelihood that a business combination will be approved;
○
the identities of our selling shareholders for such purchases (if not purchased on the open market) or the nature of our stockholders (e.g., 5% stockholders) who sold to the Sponsor, RMG III’s directors, executive officers, advisors or any of their respective affiliates; and

○	the number of our RMG III Class A Ordinary Shares for which we have received redemption requests pursuant to the redemption offer.
In addition, if such purchases are made, the public “float” of RMG III Class A Ordinary Shares or RMG III Public Warrants may be reduced and the number of beneficial holders of RMG III’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of RMG III’s securities on a national securities exchange.
The Sponsor, RMG III’s directors, executive officers and/or their affiliates anticipate that they may identify RMG III shareholders with whom the Sponsor, RMG III’s directors, executive officers or their affiliates may pursue privately negotiated purchases by either RMG III shareholders contacting us directly or by our receipt of redemption requests submitted by RMG III shareholders (in the case of RMG III Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor, RMG III’s directors, executive officers, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their RMG III Class A Ordinary Shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such RMG III shareholder has already submitted a proxy with respect to the Business Combination, but only if such RMG III Class A Ordinary Shares have not already been voted at the shareholder meeting related to the Business Combination. The Sponsor, RMG III’s directors, executive officers, advisors or any of their affiliates will select which RMG III shareholders to purchase RMG III Class A Ordinary Shares from based on a negotiated price and number of RMG III Class A Ordinary Shares and any other factors that they may deem relevant, and will only purchase RMG III Class A Ordinary Shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. The Sponsor, RMG III’s directors, executive officers and/or their affiliates will be restricted from making purchases of RMG III Class A Ordinary Shares if the purchases would violate Section 9(a)(2) of, or Rule 10b-5 under, the Exchange Act. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.
Redemption of Public Shares and Liquidation if No Business Combination
If RMG III has not completed the Business Combination or another business combination by the Completion Window, RMG III will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem all of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less taxes payable, expenses relating to the administration of the trust account, limited withdrawals to fund RMG III’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of RMG III’s remaining RMG III shareholders and the RMG III Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor and RMG III’s directors, officers and Initial Shareholders and their permitted transferees have entered into a letter agreement with RMG III, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their RMG III Class B Ordinary Shares if RMG III fails to complete its business combination within the required time period. However, if the Sponsor (including RMG III’s directors, officers and Initial Shareholders and their permitted transferees) or any of its respective affiliates owns any Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if RMG III fails to complete its business combination within the allotted time period.

The Sponsor and RMG III’s directors, officers and Initial Shareholders and their permitted transferees have agreed, pursuant to a written agreement with RMG III, that they will not propose any amendment to the RMG III Governing Documents (A) to modify the substance or timing of RMG III’s obligation to allow for redemption in connection with RMG III’s initial business combination or to redeem 100% of its Public Shares if it does not complete its business combination by February 9, 2024 (or if such date is further extended at a duly called extraordinary general meeting, such later date) or (B) with respect to any other provision relating to RMG III shareholders’ rights or pre-initial business combination activity, unless RMG III provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares.
RMG III expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing RMG III’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, expenses relating to the administration of the trust account or limited withdrawals for working capital, RMG III may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
The proceeds deposited in the Trust Account could, however, become subject to the claims of RMG III’s creditors, which would have higher priority than the claims of the Public Shareholders. RMG III cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. While RMG III intends to pay such amounts, if any, RMG III cannot assure you that RMG III will have funds sufficient to pay or provide for all creditors’ claims.
Although RMG III will seek to have all vendors, service providers (other than RMG III’s independent auditors), prospective target businesses and other entities with which RMG III does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of RMG III’s Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited, to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case, in order to gain an advantage with respect to a claim against RMG III’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, RMG III’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to RMG III than any alternative. Examples of possible instances where RMG III may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where RMG III is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with RMG III and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if RMG III has not completed a business combination within the Completion Window, or upon the exercise of a redemption right in connection with RMG III’s initial business combination, RMG III will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the 10 years following redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to RMG III if and to the extent any claims by a third party (other than RMG III’s independent auditors) for services rendered or products sold to RMG III, or a prospective target business with which RMG III has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, expenses relating to the administration of the trust account and limited withdrawals for working capital, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under RMG III’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. RMG III has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and RMG III believes that the Sponsor’s only assets are securities of RMG III and, therefore, the Sponsor may not be able to satisfy those obligations. None of RMG III’s other directors or officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes expenses relating to the administration of the trust account and limited withdrawals for working capital, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, RMG III’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While RMG III currently expects that RMG III’s independent directors would take legal action on RMG III’s behalf against the Sponsor to enforce its indemnification obligations to RMG III, it is possible that RMG III’s independent directors, in exercising their business judgment, may choose not to do so in any particular instance. Accordingly, RMG III cannot assure you that, due to claims of creditors, the actual value of the per- share redemption price will not be substantially less than $10.00 per share.
RMG III will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than RMG III’s independent auditors), prospective target businesses and other entities with which RMG III does business execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under RMG III’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act.
If RMG III files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in RMG III’s insolvency estate and subject to the claims of third parties with priority over the claims of RMG III shareholders. To the extent any insolvency claims deplete the Trust Account, RMG III cannot assure you it will be able to return $10.00 per share to the Public Shareholders. Additionally, if RMG III files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, any distributions received by Public Shareholders could be viewed, under applicable debtor/creditor and/or insolvency laws, as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by RMG III shareholders.
Furthermore, the RMG III Board may be viewed as having breached its fiduciary duty to RMG III’s creditors or may have acted in bad faith, and thereby exposing itself and RMG III to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. RMG III cannot assure you that claims will not be brought against it for these reasons.
RMG III’s Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) RMG III’s completion of an initial business combination, and then only in connection with those Public Shares that such Public Shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly submitted in connection with a RMG III shareholder vote to amend the RMG III Governing Documents (1) to modify the substance or timing of RMG III’s obligation to allow redemption in connection with RMG III’s initial business combination or to redeem 100% of the Public Shares if RMG III does not complete an initial business combination by the Completion Window or (2) with respect to any other provision relating to RMG III shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of the Public Shares if RMG III has not completed an initial business combination by the Completion Window, subject to applicable law. In no other circumstances will a RMG III shareholder have any right or interest of any kind to or in the Trust Account. Holders of RMG III Warrants will not have any right to the proceeds held in the Trust Account with respect to the RMG III Warrants.
Voting Restrictions in Connection with the Special Meeting
Pursuant to the terms of the Sponsor Support Agreement, the Sponsor has agreed to vote any Founder Shares held by them and any Public Shares purchased during or after the Initial Public Offering in favor of each of the Proposals presented at the Special Meeting. See the section entitled “Other Agreements—Sponsor Support

Agreement” for more information. The Initial Shareholders own approximately 95.0% of outstanding RMG III Ordinary Shares entitled to vote thereon. The quorum and voting thresholds at the Special Meeting and the Sponsor Support Agreement may make it more likely that RMG III will consummate the Business Combination.
Facilities
RMG III currently maintains its executive offices at 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140. RMG III considers its current office space adequate for RMG III’s current operations.
Upon consummation of the Business Combination, the principal executive offices of the Surviving Corporation will be located at     .
Employees
RMG III currently has no employees and four executive officers. Members of its management team are not obligated to devote any specific number of hours to RMG III matters, but they intend to devote as much of their time as they deem necessary to its affairs until RMG III has completed the Business Combination.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against RMG III or any members of its management team in their capacity as such. RMG III has received one demand letter from a putative shareholder of RMG III dated July 19, 2023 (the “Demand”) generally alleging that the proxy statement/prospectus forming part of the registration statement on Form S-4 filed by RMG III with the SEC on July 6, 2023 omits material information with respect to the Business Combination. The Demand seeks the issuance of corrective disclosures in an amendment or supplement to the proxy statement/prospectus.

MANAGEMENT OF RMG III
In this section, any references to “RMG III,” the “Company,” “we,” “our” or “us” generally are to RMG III prior to the Business Combination, unless context otherwise requires.
Directors and Executive Officers
RMG III’s current directors and executive officers are as follows:
Name	Age	Title
Robert S. Mancini	66	Chairman and Chief Executive Officer
Philip Kassin	66	President, Chief Operating Officer and Director
D. James Carpenter	55	Executive Vice President
Wesley Sima	35	Chief Financial Officer
Craig Broderick	64	Director
W. Thaddeus Miller	72	Director
Catherine D. Rice	64	Director
Robert S. Mancini has been our Chairman since November 7, 2023 and our Chief Executive Officer since inception. He has also served as the Chief Executive Officer and a director of RMG I from October 2018 through its business combination with Romeo Power in December 2020, and served as chairman of the board of directors of Romeo Power through its acquisition by Nikola Corporation in October 2022. He also served as the Chief Executive Officer and a director of RMG II from its inception in July 2020 through its business combination with ReNew. From June 2018 to December 2018, Mr. Mancini served as a Senior Advisor to Carlyle Power Partners and was a Partner and a Managing Director with The Carlyle Group and head or co-head of Carlyle’s power investment business from December 2012 until June 2018. Prior to joining Carlyle, from June 1993 to December 2012, Mr. Mancini was an employee of Goldman Sachs & Co., and from November 1999 through December 2012 was a Managing Director at Goldman Sachs & Co. From December 2003 to December 2012, Mr. Mancini led or co-led Goldman Sachs on-balance sheet power asset investment business. During that period Goldman Sachs conducted most of its power asset investment business through its wholly owned subsidiary, Cogentrix Energy LLC, where Mr. Mancini served in various capacities, including as the President, co-President and Chief Executive Officer and serving as a member of the board. Mr. Mancini was instrumental in the formation of and Goldman’s entry into the power asset investment business in 2003 and he was also responsible for the creation of Goldman’s proprietary Commodities Principal Investment business in 2006, where he led investments on Goldman’s behalf in companies involved in the processing, production and logistics for a broad range of commodities including base, precious and specialty metals, oil, gas, coal and other energy-related raw materials, as well as CO2 offsets and mitigation. Prior to 2003, Mr. Mancini was a member of the legal department where he eventually became the Deputy General Counsel of the Securities Division. During his tenure at Goldman, Mr. Mancini sat on several committees including the firm-wide Risk Committee, Operational Risk Committee, and Divisional Risk Committee, as well as several portfolio company boards. Prior to joining Goldman, Mr. Mancini spent nine years in private practice as a lawyer with Debevoise and Plimpton, where he established that firm’s derivatives practice. Mr. Mancini received his J.D. from New York University School of Law in 1984, where he was a member of Law Review, and received his B.A. degree from Binghamton University in 1980. Mr. Mancini is well qualified to serve on our Board due to his extensive investment and advisory experience in businesses across a broad range of industries, his many years of management and leadership experience, as well as his service on several boards and committees throughout his career.
Philip Kassin has been our President and Chief Operating Officer and a director since inception. He has also served as the President, Chief Operating Officer and a Director of RMG I from October 2018 through its business combination with Romeo Power in December 2020, and served as a director of Romeo Power through its acquisition by Nikola Corporation in October 2022. He also served as the President, Chief Operating Officer and a director of RMG II from its inception in July 2020 through its business combination with ReNew, and subsequently served as a director of ReNew until August 2023. From August 2016 to October 2016, Mr. Kassin was a Managing Director and Head of M&A and Financing at M-III Partners and has over 35 years of experience as both an advisor and investor in public and private equity. At M-III Partners, he completed a $345 million special purpose acquisition company transaction for M-III Acquisition Corp., successfully acquiring Infrastructure and Energy Alternatives (NASDAQ: IEA) from Oaktree Capital Management, and serving on its board from March 2018 to September 2018. Prior to joining M-III Partners, Mr. Kassin was a Senior Managing

Director at Evercore from July 2010 to April 2016, specializing in chemicals and energy. Prior to Evercore, from September 2005 to July 2010, Mr. Kassin was the Head of M&A and Financing for Access Industries, a privately held industrial group which focused on natural resources and chemicals, media and telecommunications, technology and e-commerce and real estate. Mr. Kassin also served as a supervisory board member of Basell Polyolefins from 2005 to 2007 and as a supervisory board member of LyondellBasell Industries from 2007 to 2010, where he also served as Chairman of the Finance and Investment Committee and Chairman of the Audit Committee. Earlier in his career, Mr. Kassin held senior investment banking roles at Morgan Stanley, Goldman Sachs, Merrill Lynch and AIG. He was also a Partner at PwC where he was responsible for its energy M&A consulting practice. Mr. Kassin started his career as a utilities analyst at Standard & Poor’s. Mr. Kassin earned an M.P.A. from the Maxwell School at Syracuse University and a B.A. in Policy Studies from Syracuse University. He also has FINRA Series 24, 63 and 79 Qualifications. Mr. Kassin is well qualified to serve on our Board due to his extensive principal investment expertise across a broad range of sectors including investment banking, M&A, capital markets and publicly listed company director experience.
D. James Carpenter has been our Executive Vice President since November 7, 2023 and was previously our Chairman. Mr. Carpenter has also served as the Chairman of the board of directors of RMG I from October 2018 through its business combination with Romeo Power in December 2020. He has also served as the chairman and a director of RMG II since its inception in July 2020 through its business combination with ReNew. Mr. Carpenter is the Founder and has been Chief Executive Officer of Riverside Management Group, LLC for 24 years. From 2002 to 2004, Mr. Carpenter served as the Chief Executive Officer of Horsehead Industries (renamed American Zinc Recycling), the largest zinc recyclers and producers in the U.S. Mr. Carpenter was a founding investor and has served as a longtime advisor of Allied Resource Corp, a clean water and clean energy company. He is a founder of Mohegan Energy where he led the capital formation for the acquisition of Met Resources. Mr. Carpenter earned his B.A. from Boston University in 1989. He also has FINRA Series 24, 63 and 79 licenses. Mr. Carpenter is well qualified to serve as our Executive Vice President due to his extensive management, investment banking, M&A advisory and investing experience.
Wesley Sima is currently the Chief Financial Officer of RMG III. In February 2019, Mr. Sima joined RMG I as a consultant, functioning as Treasurer and Controller as well as being a member of RMG I’s deal execution team through its business combination with Romeo Power in December 2020. Mr. Sima also served as Chief Financial Officer of RMG II through its business combination with ReNew, and served as a board observer of ReNew until August 2023. From August 2016 to January 2019, Mr. Sima served as a Vice President of M-III Partners, completing a $345 million SPAC transaction for M-III Acquisition Corp., the special purpose acquisition vehicle of M-III Partners, acquiring Infrastructure and Energy Alternatives (NASDAQ: IEA) from Oaktree Capital Management and executing three successful follow-on acquisitions, while also advising M-III Partners’ largest financial advisory client, Sears Holdings Corp. (formerly NASDAQ: SHLD), for two years on its capital restructuring and bankruptcy process. From 2014 to 2016, Mr. Sima was a member of ING Capital LLC’s Natural Resources Project Finance, Corporate Finance, and Advisory deal teams in New York City. Mr. Sima began his professional career in 2012 as a member of both the finance and corporate development teams at Entegra Power Group, formerly an independent power producer and owner/operator of multiple natural gas related assets, based in Tampa, FL. Mr. Sima earned his Master of Business Administration and dual B.S. in Finance and Marketing from Florida State University, graduating in 2012 and 2010 respectively. Mr. Sima earned his Master of Business Administration and dual B.S. in Finance and Marketing from Florida State University, graduating in 2012 and 2010 respectively.
Craig Broderick has been a director of RMG III since inception. Mr. Broderick has served as a director of RMG I from February 2019 through its business combination with Romeo Power in October 2020 and RMG II since its inception in July 2020 through its business combination with ReNew. Mr. Broderick has also served as a director of Circle Internet since July 2023. Mr. Broderick is a Senior Director of Goldman, Sachs & Co., from which he retired as an active employee in January 2018 after a 32-year career. He was most recently the firm’s Chief Risk Officer, a member of its Management Committee, and chair or co-chair of key risk committees. Mr. Broderick reported to the firm’s CEO and was responsible for managing the firm’s Risk Division, which oversees control of the firm’s credit, market, liquidity, operational, model and insurance risks. Prior to his tenure at Goldman, Mr. Broderick was a lending officer at the Chase Manhattan Bank. Mr. Broderick also currently serves as a Director of the Bank of Montreal and of McDermott International. Mr. Broderick previously served for nine years as a Trustee of the William and Mary Foundation and was chair of its Investment Committee. Mr. Broderick graduated with a BA in Economics from the College of William and Mary. Mr. Broderick is well qualified to serve as a member of the Board due to his extensive experience with risk management and his finance background.
W. Thaddeus Miller has been a director of RMG III since inception. Mr. Miller has served as a director of RMG I from February 2019 through its business combination with Romeo Power in October 2020 and RMG II since its inception in July 2020 through its business combination with ReNew. He has decades of legal and energy industry experience, including substantial experience over the last two decades in power sector mergers and acquisitions, operations and regulatory oversight. He has served as Executive Vice Chairman and Chief Legal Officer of Calpine Corporation since 2020, prior to which, from 2008, he served as that company’s Executive Vice President and Chief Legal Officer. In 2018 he helped lead the public-to-private sale of Calpine, then a NYSE listed company, to private equity and other private investors and has served on the Calpine board of directors since 2018. In 2006-7, as Executive Vice President and Chief Legal Officer of Texas Genco Inc., he helped lead the merger sale of a large privately held IPP to a public company, having also helped lead the acquisition of Texas Genco Inc. a year earlier by five major private equity firms, the largest private equity “club” transaction at the time. From 2002 to 2005, Mr. Miller was a consultant to Texas Pacific Group (now TPG), a private equity firm. From 1998 to 2002, he served as Executive Vice President and Chief Legal Officer of Orion Power, an IPP majority owned by Goldman Sachs & Co., that acquired over 90 power plants in various transactions which he helped lead, as well as the company’s initial public offering and subsequent merger sale. From 1994 to 1998, Mr. Miller was Vice President of Goldman Sachs & Co., where he focused on wholesale electric and other energy commodity trading. Before joining Goldman Sachs & Co., Mr. Miller was a partner with a New York law firm. Mr. Miller earned his Bachelor of Science degree from the United States Merchant Marine Academy, where he has served on the board of directors of the alumni association and foundation, and his Juris Doctor from St. John’s School of Law. In addition, he was an officer in the United States Coast Guard. Mr. Miller is well qualified to serve as a member of the Board due to his extensive experience in mergers and acquisitions and public company management experience.
Catherine D. Rice has been a director of RMG III since inception. Ms. Rice has also served as a director of RMG II since its inception in July 2020 through its business combination with ReNew. She currently serves as an independent director on the boards of BrightSpire Capital (NYSE: BRSP) and Urban Edge (NYSE: UE), a commercial real estate REIT, and previously served as an independent director on the board of Store Capital Corporation (NYSE: STOR), a net-lease REIT, until its privatization in February 2023. From 2013 to 2016, she served as a Managing director and Chief Financial Officer and then Senior Managing Director of W.P. Carey Inc. (NYSE: WPC), one of the largest public global net-lease REITs, where she was responsible for financial strategy, public capital-raising initiatives and a company-wide strategic evaluation, and was also a member of the operating and investment committees. Before joining W.P. Carey, Ms. Rice was a partner and a Managing Director at Parmenter Realty Partners, a private real estate investment firm focused on distressed and value-add properties in the southern regions of the U.S. Prior to that, she was the Chief Financial Officer of iStar Inc. (NYSE: STAR), a publicly traded finance company focused on the commercial real estate industry, where she was responsible for financial strategy and capital-raising initiatives, financial reporting and investor relations. Ms. Rice spent the first 16 years of her career as a professional in the real estate investment banking groups of Merrill Lynch, Lehman Brothers and Banc of America Securities. Ms. Rice received a Bachelor of Arts degree from the University of Colorado and a Master of Business Administration from Columbia University.
Director Independence
Nasdaq listing standards require that a majority of RMG III Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.
On October 21, 2022, Mr. W. Grant Gregory, a Class II director and member of the Nominating and Corporate Governance Committee of the RMG III Board notified RMG III of his decision to resign as a member of the RMG III Board and the Nominating and Corporate Governance Committee of the RMG III Board, effective as of October 21, 2022. Mr. Gregory’s decision to resign was not the result of any dispute or disagreement with RMG III or any matter relating to RMG III’s operations, policies or practices.

After giving effect to Mr. Gregory’s resignation, RMG III Board no longer has a majority of independent directors as required by Nasdaq Marketplace Rule 5605(b)(1). RMG III informed Nasdaq of the foregoing and received, on October 26, 2022, a notice from Nasdaq regarding its non-compliance with this rule. The Nasdaq notice stated that the Nasdaq Marketplace Rules have a cure period for the majority independent board requirement, which gives RMG III until the earlier of RMG III’s next annual meeting of RMG III shareholders or October 21, 2023 to regain compliance. RMG III intends to timely regain compliance with the rule.
RMG III has three “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. RMG III Board has determined that each of Craig Broderick, Catherine D. Rice and W. Thaddeus Miller is an independent director under applicable SEC rules and Nasdaq listing standards.
Number, Terms of Office and Election of Officers and Directors
RMG III Board of directors consists of six members. Each of the directors will hold office for a two-year term. Subject to any other special rights applicable to RMG III shareholders, any vacancies on RMG III Board may be filled by the affirmative vote of the holders of a majority of the directors present and voting at the meeting of RMG III Board or by a majority of the holders of our ordinary shares.
RMG III Board is divided into three classes with only one class of directors appointed in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, consisting of W. Thaddeus Miller and Craig Broderick, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Catherine D. Rice, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Robert S. Mancini and Philip Kassin, will expire at the third annual general meeting.
The officers are appointed by RMG III Board and serve at the discretion of it, rather than for specific terms of office. RMG III Board is authorized to appoint persons to the offices set forth in its amended and restated memorandum and articles of association as it deems appropriate. RMG III’s amended and restated memorandum and articles of association provide that its officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by RMG III Board.
Committees of the Board of Directors
Pursuant to Nasdaq listing rules we have established three standing committees — an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a compensation committee and a nominating committee, each comprised of independent directors.
Audit Committee
The members of the audit committee are Craig Broderick, W. Thaddeus Miller and Catherine Rice. Mr. Broderick serves as chairman of the audit committee.
Each member of the audit committee is financially literate and RMG III Board has determined that Mr. Broderick qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
•
assisting board oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditors;

•	the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by RMG III;
•
pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;
•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The members of RMG III’s compensation committee are Catherine D. Rice and Craig Broderick. Mr. Broderick serves as chairman of the compensation committee.
RMG III has adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

•
reviewing and making recommendations to RMG III Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval, of all of its other officers;

•	reviewing the executive compensation policies and plans;
•	implementing and administering the incentive compensation equity-based remuneration plans;
•	assisting management in complying with the proxy statement/prospectus and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the officers and employees;
•	producing a report on executive compensation to be included in the annual proxy statement/prospectus; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The members of RMG III’s Nominating and Corporate Governance Committee are Craig Broderick and W. Thaddeus Miller. Mr. Miller serves as chair of the nominating and corporate governance committee. RMG III has adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•
identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by RMG III Board, and recommending to RMG III Board candidates for nomination for appointment at the annual general meeting or to fill vacancies on RMG III Board;

•	developing and recommending to RMG III Board and overseeing implementation of our corporate governance guidelines;
•	coordinating and overseeing the annual self-evaluation of RMG III Board, its committees, individual directors and management in the governance of the company; and
•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.
The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.
RMG III has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, RMG III Board considers educational background, diversity of professional experience, knowledge of the business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of RMG III’s shareholders. Prior to the initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to RMG III Board.
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act requires RMG III’s officers, directors and persons who beneficially own more than ten percent of any class of equity security which is registered pursuant to Section 12 of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of such forms, RMG III believes that during the year ended December 31, 2021, there were no delinquent filers.
Code of Ethics
RMG III has adopted a code of ethics and business conduct (our “Code of Ethics”) applicable to RMG III’s directors, officers and employees. RMG III has filed a copy of our Code of Ethics as an exhibit to this Annual Report. We have also posted a copy of our Code of Ethics and the charters of our audit committee, compensation committee and nominating and corporate governance committee, on its website www.rmgacquisition.com under “RMG Acquisition Corp. III—Corporate Governance Guidelines.” RMG III’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Annual Report. You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from RMG III. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Conflicts of Interest
Under Cayman Islands law, officers and directors owe fiduciary duties to the company, including the following:
•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•	duty to exercise authority for the purpose for which it is conferred;
•	duty to not improperly fetter the exercise of future discretion;
•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
•	duty to exercise independent judgment.
In addition to the above, directors also owe a duty of care and skill, which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by RMG III shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by RMG III shareholder approval at general meetings.
Certain of RMG III officers and directors have fiduciary or contractual duties to certain other companies in which they have invested or advised. These entities may compete with us for acquisition opportunities. If these entities decide to pursue any such opportunity, we may be precluded from pursuing such opportunities. None of the members of the management team who are also employed by the Sponsor or its affiliates have any obligation to present us with any opportunity for a potential business combination of which they become aware, subject to his or her fiduciary duties under Cayman Islands law. RMG III’s management team, in their capacities as members, officers or employees of our sponsor or its affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by the Sponsor, or third parties, before they present such opportunities to RMG III, subject to his or her fiduciary duties under Cayman Islands law and any other applicable duties.
Each of RMG III’s officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of these directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to his or her fiduciary duties under Cayman Islands law. RMG III’s amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as RMG III; and (ii) RMG III renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. RMG III’s officers and directors are also not required to commit any specified amount of time to RMG III’s affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. See “Risk Factors — Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.”
RMG III does not believe, however, that the fiduciary duties or contractual obligations of its directors or officers will materially affect their ability to identify and pursue business combination opportunities or complete an initial business combination.
The Sponsor, officers and directors may become involved with subsequent special purpose acquisition companies similar to our company, although they have agreed not to participate in the formation of, or become an officer or director of, any special purpose acquisition company with a class of securities registered under the Exchange Act until we have entered into a definitive agreement regarding our initial Business Combination or we have failed to complete our initial Business Combination within the Completion Window. Potential investors should also be aware of the following potential conflicts of interest:
•
None of the directors or officers is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•
In the course of their other business activities, the officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. The management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•
RMG III’s Initial Shareholders, officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the consummation of an initial business combination. Additionally, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares if we fail to consummate the initial business combination within the Completion Window. However, if the Initial Shareholders (or any of our directors, officers or affiliates) acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to consummate an initial business combination within the prescribed time frame. If RMG does not complete an initial business combination within such applicable time period, the proceeds of the sale of the RMG III Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares, and the RMG III Private Placement Warrants will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by our Initial Shareholders until the earlier of: (i) one (1) year after the completion of the initial business combination; and (ii) subsequent to our initial Business Combination (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the RMG III Private Placement Warrants and the RMG III Class A Ordinary Shares underlying such warrants, will not be transferable, assignable or salable by the Sponsor until 30 days after the completion of an initial business combination. Since the Sponsor and officers and directors may directly or indirectly own ordinary shares and warrants following the Initial Public Offering, the officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.
•
The officers and directors may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following an initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•
The officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•	The conflicts described above may not be resolved in RMG III’s favor.
Accordingly, as a result of multiple business affiliations, our officers and directors have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which RMG III’s directors, officers and director nominees currently have fiduciary duties or contractual obligations:
Individual	Entity	Entity’s Business	Affiliation
Robert S. Mancini	—	—	—

Philip Kassin	—	—	—

D. James Carpenter	Riverside Management Group, LLC	Merchant Bank	Founder & CEO

Craig Broderick	Goldman, Sachs & Co.	Investment Bank	Senior Director

	Bank of Montreal	Investment Bank	Director

	McDermott International	Engineering and Construction Company	Director

	Circle Financial International	Stablecoin Company	Director

Individual	Entity	Entity’s Business	Affiliation
W. Thaddeus Miller	Calpine Corporation	Energy Services	Executive Vice Chairman & Board Member

Catherine D. Rice	BrightSpire Capital	Real Estate	Director

Urban Edge
Accordingly, if any of the above directors or officers become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. RMG III’s amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as RMG III; and (ii) RMG III renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and RMG III, on the other. RMG III does not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect RMG III’s ability to identify and pursue business combination opportunities or complete an initial business combination.
RMG III is not prohibited from pursuing an initial business combination with a company that is affiliated with the Sponsor, officers or directors, subject to certain approvals and consents. In the event RMG III seeks to complete an initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to RMG III from a financial point of view.
In addition, the Sponsor or any of its affiliates may make additional investments in the company in connection with the initial business combination, although our sponsor and its affiliates have no obligation or current intention to do so. If the Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence the Sponsor’s motivation to complete an initial business combination.
In the event that RMG III submits their initial business combination to our Public Shareholders for a vote, the Sponsor has agreed to vote any Founder Shares held by it and any Public Shares purchased during or after the offering in favor of the initial business combination, and the officers and directors have also agreed to vote any Public Shares purchased during or after the offering in favor of the initial business combination.
Executive Compensation
None of the directors or officers have received any cash compensation for services rendered to RMG III. Certain of the directors and officers have received a grant of profits interest from the Sponsor. Commencing on the date that the securities are first listed on Nasdaq through the earlier of consummation of an initial business combination and a liquidation, the Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on behalf of RMG III such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made by RMG III to the Sponsor, directors, officers or RMG III’s or any of their respective affiliates. Please see the section entitled “Certain Relationships and Related Transactions, and Director Independence.”
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to RMG III shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our RMG III shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to the officers after the completion of an initial business combination will be determined by a compensation committee constituted solely by independent directors.

RMG III is not party to any agreements with its officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and RMG III does not believe that the ability of our management to remain with us after the consummation of an initial Business Combination should be a determining factor in the decision to proceed with any potential business combination.
Principal Accounting Fees and Services.
The following is a summary of fees paid to Marcum LLP, for services rendered.
Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, reviews of our quarterly financial statements and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings. The aggregate fees by Marcum LLP for audit fees, inclusive of required filings with the SEC for the years ended December 31, 2022 and 2021, and of services rendered in connection with our Initial Public Offering, totaled $86,005 and $162,225, respectively.
Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. We did not pay Marcum LLP any audit-related fees during the years ended December 31, 2022 and 2021.
Tax Fees. Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice. We did not pay Marcum LLP any audit-related fees during the years ended December 31, 2022 and 2021.
All Other Fees. All other fees consist of fees billed for all other services. We did not pay Marcum LLP any audit-related fees during the years ended December 31, 2022 and 2021.
Policy on Board Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors
The audit committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the audit committee shall review and, in its sole discretion, pre-approve all audit and permitted non-audit services to be provided by the independent auditors as provided under the audit committee charter.
The RMG III Governing Documents provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an executive officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as RMG III and (ii) RMG III renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or executive officer, on the one hand, and RMG III, on the other. RMG III’s directors and executive officers are also not required to commit any specified amount of time to the affairs of RMG III, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. For further information related to potential conflicts of interests, see the section titled “Business Combination Proposal — Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” in this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION OF RMG III
The information presented below is derived from the 2023 Unaudited Condensed Financial Statements of RMG III and the 2022 Audited Consolidated Financial Statements of RMG III included elsewhere in this proxy statement/prospectus.
RMG III’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. The selected financial information set out below is a summary only. It may not contain all the information that is important to prospective investors and, accordingly, should be read in conjunction with “Risk Factors,” “RMG III Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the 2023 Unaudited Condensed Financial Statements of RMG III and the 2022 Audited Consolidated Financial Statements of RMG III, included in this proxy statement/prospectus.
RMG ACQUISITION CORP. III CONDENSED BALANCE SHEETS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
	September 30, 2023	December 31, 2022
	Unaudited
Assets:
Current assets:
Cash	$310,838	$22,339
Prepaid expenses	51,374	50,892
Total current assets	362,212	73,231
Cash and investments held in Trust Account	6,655,195	487,268,822
Total Assets	$7,017,407	$487,342,053
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$33,367	$153,571
Accrued expenses	7,600,457	899,845
Accrued expenses - related party	240,000	120,000
Total current liabilities	7,873,824	1,173,416
Deferred legal fees	250,000	250,000
Deferred underwriting commissions	6,762,000	16,905,000
Convertible working capital loan - related party	850,000	500,000
Derivative warrant liabilities	2,323,923	536,300
Total liabilities	18,059,747	19,364,716
Commitments and Contingencies
Class A ordinary shares; 635,778 and 48,300,000 shares subject to possible redemption at $10.00 and $10.09 per share at September 30, 2023 and December 31, 2022, respectively	6,357,780	487,168,822
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at September 30, 2023 and December 31, 2022, respectively	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized at September 30, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 12,075,000 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	1,208	1,208
Additional paid-in capital	9,585,984	—
Accumulated deficit	(26,987,312)	(19,192,693)
Total shareholders’ deficit	(17,400,120)	(19,191,485)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$7,017,407	$487,342,053

RMG ACQUISITION CORP. III UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$1,455,011	$293,696	$7,993,065	$1,408,870
Loss from operations	(1,455,011)	(293,696)	(7,993,065)	(1,408,870)
Other income:
Change in fair value of derivative liabilities	(355,739)	(697,008)	(1,787,623)	12,181,745
Reduction in deferred underwriter commissions	—	—	440,592	—
Interest income - bank	1,048	—	1,330	—
Interest expense	—	(2,468)	—	(6,614)
Investment income earned on cash and investments held in Trust Account	63,138	2,179,997	1,562,977	2,880,650
Total other (expense) income, net	(291,553)	1,480,521	217,276	15,055,781
Net (loss) income	$(1,746,564)	$1,186,825	$(7,775,789)	$13,646,911
Weighted average Class A ordinary shares, basic and diluted	743,298	48,300,000	2,768,541	48,300,000
Basic and diluted net (loss) income per ordinary share, Class A	$(0.14)	$0.02	$(0.52)	$0.23
Weighted average Class B ordinary shares, basic and diluted	12,075,000	12,075,000	12,075,000	12,075,000
Basic and diluted net (loss) income per ordinary share, Class B	$(0.14)	$0.02	$(0.52)	$0.23

RMG ACQUISITION CORP. III UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022
	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(7,775,789)	$13,646,911
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative liabilities	1,787,623	(12,181,745)
Interest expense	—	6,614
Investment income earned on cash and investments held in Trust Account	(1,562,977)	(2,880,650)
Reduction in deferred underwriting commissions	(440,592)	—
Changes in operating assets and liabilities:
Prepaid expenses	(482)	400,249
Accounts payable	(120,204)	62,745
Accrued expenses - related party	120,000	60,000
Accrued expenses	6,700,612	351,153
Net cash used in operating activities	(1,291,809)	(534,723)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for working capital purposes	1,230,308	27,010
Cash withdrawn from Trust Account in connection with redemption	480,946,296	—
Net cash provided by investing activities	482,176,604	27,010
Cash Flows from Financing Activities:
Proceeds from convertible promissory note - related party	350,000	500,000
Redemption of common stock	(480,946,296)	—
Net cash (used in) provided by financing activities	(480,596,296)	500,000
Net increase (decrease)in cash	288,499	(7,713)
Cash - beginning of the period	22,339	93,599
Cash - end of the period	$310,838	$85,886
Supplemental disclosure of non-cash investing and financing activities:
Change Increase in value of Class A common stock subject to possible redemption	$135,254	$2,765,952
Reduction in deferred underwriting fee payable	$9,702,408	—

RMG III MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “RMG III” are to RMG III prior to the Business Combination. The following discussion and analysis of RMG III’s financial condition and results of operations should be read in conjunction with RMG III’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus.
Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. RMG III’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
RMG III is a blank check company incorporated as a Cayman Islands exempted company on December 23, 2020. RMG III was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses RMG III is an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.
The Sponsor is a Delaware limited liability company. The registration statement for the Initial Public Offering was declared effective on February 4, 2021. On February 9, 2021, RMG III consummated the Initial Public Offering of 48,300,000 RMG III Units, including 6,300,000 additional RMG III Units to cover over-allotments, at $10.00 per RMG III Unit, generating gross proceeds of $483.0 million, and incurring offering costs of approximately $27.1 million, of which approximately $16.9 million was for deferred underwriting commissions and $250,000 was for deferred legal fees.
Simultaneously with the closing of the Initial Public Offering, RMG III consummated the Private Placement of 8,216,330 warrants (each, a “Private Placement Warrant” and collectively, the RMG III Private Placement Warrants) at a price of $1.50 per RMG III Private Placement Warrant to the Sponsor, generating proceeds of approximately $12.3 million.
Upon the closing of the Initial Public Offering and the Private Placement, $483.0 million ($10.00 per RMG III Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in the Trust Account and has been invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, as determined by RMG III, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.
On January 11, 2023, at an extraordinary general meeting of RMG III shareholders, RMG III shareholders voted to approve an amendment to the amended and restated memorandum and articles of association to extend the date by which the Company must complete a business combination. In connection with the First Extension Amendment, a total of 260 RMG III shareholders elected to redeem an aggregate of 47,381,598 RMG III Class A Ordinary Shares, representing approximately 98.10% of the then issued and outstanding RMG III Class A Ordinary Shares, for an aggregate of approximately $478 million in cash.
On August 4, 2023, the Company held an extraordinary general meeting of shareholders for the purpose of approving an amendment and restatement to the amended and restated memorandum and articles of association to extend the date by which the Company must complete a business combination from the dates contemplated in the First Extension Amendment, to February 9, 2024. In addition, the shareholders approved the proposal to amend and restate the Company’s charter to eliminate the limitation that the Company shall not redeem Public Shares to the extent that such redemptions would cause the Company’s net tangible assets to be less than $5,000,001 following such redemptions. In connection with the Second Extension, a total of 16 RMG III shareholders elected to redeem an aggregate of 282,624 RMG III Class A Ordinary Shares, representing approximately 30.77% of the then issued and outstanding RMG III Class A Ordinary Shares, for an aggregate of approximately $3 million in cash.
The management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of RMG III Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. The initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least

80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time RMG III signs a definitive agreement in connection with the initial business combination. However, we will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
If RMG III is unable to complete a business combination by February 9, 2024, we will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less taxes payable, expenses relating to the administration of the Trust Account, limited withdrawals to fund RMG III’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the RMG III’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to RMG III Warrants, which will expire worthless if RMG III fails to complete the initial business combination by the end of the Completion Window, or by the applicable deadline as may be extended.
Recent Developments
Proposed Business Combination
On May 9, 2023, RMG III entered into the Merger Agreement, which provides for, among other things, the domestication of RMG III as a Delaware corporation and, following the Domestication, the merger of H2B2 with and into RMG III, with RMG III continuing as the surviving corporation as described in more detail elsewhere in this proxy statement/prospectus.
Extension of Date to Consummate a Business Combination
RMG III’s amended and restated memorandum and articles of association previously provided that RMG III had until February 9, 2023, to complete a business combination. On January 11, 2023, at an extraordinary general meeting of shareholders, RMG III shareholders voted to approve an amendment to the amended and restated memorandum and articles of association to extend the date by which RMG III must complete a business combination. In connection with the First Extension, a total of 260 RMG III shareholders elected to redeem an aggregate of 47,381,598 RMG III Class A Ordinary Shares, representing approximately 98.10% of our issued and outstanding RMG III Class A Ordinary Shares, for an aggregate of approximately $478,003,632 in cash.
As of January 11, 2023, RMG III’s amended and restated memorandum and articles of association previously provided that RMG III must consummate its initial business combination by (i) May 9, 2023 or (ii) August 9, 2023, in the event RMG III has signed a definitive agreement with respect to a business combination and has elected to extend the amount of time to complete a business combination for up to three times for an additional one month each time.
On August 4, 2023, RMG III held an extraordinary general meeting of shareholders for the purpose of approving an amendment to the amended and restated memorandum and articles of association to extend the date by which RMG III must complete a business combination from August 9, 2023, to February 9, 2024. In addition, the RMG III shareholders approved the proposal to amend and restate RMG III’s charter to eliminate the limitation that RMG III shall not redeem Public Shares to the extent that such redemptions would cause RMG III’s net tangible assets to be less than $5,000,001 following such redemptions. In connection with the Second Extension, a total of 16 RMG III shareholders elected to redeem an aggregate of 282,624 RMG III Class A Ordinary Shares, representing approximately 30.77% of the then issued and outstanding RMG III Class A Ordinary Shares, for an aggregate of approximately $3 million in cash.
On November 6, 2023, D. James Carpenter resigned from the Board and on November 7, 2023, D. James Carpenter was appointed as Executive Vice President and Robert S. Mancini was appointed as Chairman of the Board. Mr. Mancini will also continue to serve as Chief Executive Officer of the Company.

Amendment to the Business Combination Agreement
On December 15, 2023, RMG III and H2B2 entered into the Merger Agreement Amendment. The Merger Agreement Amendment, amended certain terms of the Existing Merger Agreement to reflect the following amendments, among others:
•	Base Purchase Price. Removal of the definition of Base Purchase Price.
•	Closing Date Purchase Price. Amendment to the definition of Closing Date Purchase Price to a fixed purchase price of $400,000,000.
•
AVR Option Amount. Removal of the AVR Option Amount from the calculation of the Closing Date Purchase Price and Minimum Investment Amount as a result of the agreement between the current Chairman of the Board of Directors of H2B2, Mr. Vázquez, and H2B2 to delay the exercise of Mr. Vázquez’s option to acquire up to 68,966 shares of Company Common Stock, to after closing of the Merger.

•	Minimum Investment Amount. Reduction of the Minimum Investment Amount from $40,000,000 to $30,000,000.
•
10% Premium. Removal of the ten percent (10%) premium to the Closing Date Purchase Price in the event that the Capital Raise Amount exceeded $15,000,000 from the definition of Closing Date Purchase Price.

•
Minimum Net Tangible Assets Condition. Removal of the condition precedent to closing of the Merger that RMG III will have at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

•
Conversion of RMG III Class B Ordinary Shares. Amendment to the definition of Founder Consideration Shares and other related sections of the Merger Agreement to reflect the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. Amendment to the covenant relating to the Warrant Amendment to clarify that RMG III will, following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and Private Placement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•
Director Nominees. Amendment to the covenant relating to the composition of the Surviving Corporation Board to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, five (5) of whom to be designated by H2B2 and one (1) of whom to be designated by RMG III, and (ii) three (3) director nominees to be designated by H2B2.

For more information about the Merger Agreement Amendment, see the section entitled “The Merger Agreement”.
Going Concern
As of September 30, 2023, RMG III had approximately $311,000 in its operating bank account, and a working capital deficit of approximately $7.5 million. Further, it has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the unaudited condensed financial statements are issued.
RMG III’s liquidity needs to date have been satisfied through a payment of $25,000 from the Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares, the loan of $135,000 from the Sponsor pursuant to the promissory note, where the Sponsor agreed to lend to RMG III up to $300,000 to be used for the payment of costs related to the Initial Public Offering, and the proceeds from the consummation of the Private Placement not held in the Trust Account, and the funds withdrawn from the Trust Account for working capital purposes. RMG III fully repaid such loan on February 12, 2021. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the RMG III’s officers and directors may provide us Working Capital Loans. As of September 30, 2023 and December 31, 2022, there was $850,000 and $500,000, respectively, outstanding under any Working Capital Loan.
Pursuant to the investment management trust agreement entered into at the Initial Public Offering, RMG III is permitted to withdraw funds for working capital requirements. These permitted withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. As of September 30, 2023, RMG III has earned a total of $5,913,216 of investment income from the Trust Account, of which a total of $4,304,076 has been withdrawn to redeeming shareholders and a total of $1,311,725 has been withdrawn for working capital purposes. As of September 30, 2023 and December 31, 2022, the Company withdrew $1,230,308 and $43,317, respectively, for working capital purposes.
In connection with RMG III’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation of Financial Statements-Going Concern,” RMG III has determined that the working capital deficit and mandatory liquidation date and subsequent dissolution raises substantial doubt about RMG III’s ability to continue as a going concern. If RMG III is unable to complete a business combination by February 9, 2024, then it will cease all operations except for the purpose of liquidating. Over this time period, RMG III has used, and will be using, these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after February 9, 2024. The financial statements do not include any adjustment that might be necessary if RMG III is unable to continue as a going concern.
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of RMG III’s operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of the RMG III unaudited condensed financial statements contained in this proxy statement/prospectus and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of the unaudited condensed financial statements contained in this proxy statement/prospectus.
Results of Operations
For the three months ended September 30, 2023, RMG III had a net loss of approximately $1.7 million from approximately $1.5 million in general and administrative costs and changes in the value of derivative warrant liabilities of approximately $356,000, partially offset by interest in from the bank of $1,048 and approximately $63,000 investment income earned on cash and investments held in Trust Account.
For the nine months ended September 30, 2023, RMG III had a net loss of approximately $7.8 million from approximately $8 million in general and administrative costs and changes in the value of derivative warrant liabilities of approximately $1.8 million, partially offset by interest in from the bank of $1,330, approximately $1.6 million investment income earned on cash and investments held in Trust Account and reduction in deferred underwriter commissions of approximately $441,000. The increase in net loss is primarily due to increase in general and administrative costs related to the Merger Agreement.
For the three months ended September 30, 2022, RMG III had net income of approximately $1.2 million principally from the change in the value of derivative warrant liabilities of approximately $2.2 million, due to the unrealized gain on investments held in Trust Account. The unrealized gain on investments held in Trust Account was partially offset by the change in the value of derivative warrant liabilities of approximately $697,000 and approximately $294,000 in general and administrative costs.

For the nine months ended September 30, 2022, RMG III had net income of approximately $13.6 million principally from the change in the value of derivative warrant liabilities of approximately $12.2 million. The $2.9 million unrealized gain on investments held in Trust Account was partially offset by approximately $1.4 million in general and administrative costs.
Contractual Obligations
RMG III does not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than a working capital loan and the Administrative Services Agreement to pay the Sponsor $20,000 per month for office space, secretarial and administrative services provided to RMG III.
Administrative Services Agreement
Commencing on the effective date of the Registration Statement, RMG III agreed to pay an affiliate of the Sponsor a total of $20,000 per month for office space, administrative and support services (including salaries). Upon liquidation, it will cease paying these monthly fees. Upon completion of the business combination, RMG III will pay to such affiliate an amount equal to $20,000 multiplied by the number of whole months that have elapsed between the date of the completion of the business combination and the closing of the Initial Public Offering.
The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on RMG III’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made by RMG III to the Sponsor, directors, officers or itself or any of their respective affiliates.
RMG III incurred approximately $60,000 and $180,000, respectively, in general and administrative expenses in the accompanying statements of operations for the three and nine months ended September 30, 2023 and 2022. RMG III had $240,000 and $120,000 included in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.
Registration and Shareholder Rights Agreement
The holders of the Founder Shares, RMG III Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any RMG III Class A Ordinary Shares issuable upon the exercise of the RMG III Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the business combination. RMG III will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
RMG III granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 6,300,000 additional RMG III Units at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters exercised their over-allotment option in full on February 9, 2021.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $9.7 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $16.9 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. As a result, RMG III recognized $440,592 of income and $9,702,408 was recorded to additional paid-in capital in relation to the reduction of the deferred underwriter fee. As of September 30, 2023, the deferred underwriting fee payable is $6,762,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that RMG III completes a business combination, subject to the terms of the Underwriting Agreement.

On April 16, 2023, one of the underwriters waived its entitlement to the payment of any deferred fee, of approximately $10,143,000, to be paid under the terms of the Underwriting Agreement and is no longer serving in any advisor capacity.
On April 17, 2023, the other underwriter also waived its entitlement to the payment of any deferred fee, of approximately $6,762,000, to be paid under the terms of the Underwriting Agreement specifically to the closing of the Merger Agreement with H2B2.
Deferred Legal Fees
RMB III entered into an engagement letter to obtain legal advisory services, pursuant to which RMG III’s legal counsel agreed to defer their fees until the Closing. As of September 30, 2023 and December 31, 2022, RMG III recorded an aggregate of $250,000 in connection with such arrangement as deferred legal fees in the accompanying balance sheet.
Other Contractual Agreements
In December 2022, RMG III engaged Cohen, as a capital market advisor, to assist with the completion of the business combination. RMG III agreed to pay the advisor $500,000 in cash and $250,000 paid in equivalent dollar amount in common stock, solely in the event that we complete a business combination. As of September 30, 2023, RMG III determined that a business combination is not considered probable. If the fee is determined to be a transaction cost for the Business Combination then the amount payable to the advisor may be accounted for as an expense in the period the liability is recorded.
Critical Accounting Policies
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the significant accounting policies is included in Note 2 to the condensed financial statements in Part I, Item I of the financial statements for RMG III included in this proxy statement/ prospectus. Certain of RMG III’s accounting policies are considered critical, as these policies are the most important to the depiction of RMG III’s financial statements and require significant, difficult or complex judgments, often employing the use of estimates about the effects of matters that are inherently uncertain. Such policies are summarized in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our 2022 Annual Report on Form 10-K filed with the SEC on April 18, 2023. There have been no significant changes in the application of RMG III’s critical accounting policies during the three and nine months ended September 30, 2023.
Recent Accounting Pronouncements
Please see Note 2 to the unaudited condensed financial statements included in Part I, Item I of the financial statements for RMG III included in this proxy statement/ prospectus for a discussion of recent accounting pronouncements.
Off-Balance Sheet Arrangements
As of September 30, 2023, RMG III did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. RMG III qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. RMG III elected to delay the adoption of new or revised accounting standards, and as a result, it may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the unaudited condensed financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, RMG III is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” RMG III chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.
Quantitative and Qualitative Disclosures about Market Risk
RMG III is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this item. As of September 30, 2023, RMG III was not subject to any market (other than related to our warrant liabilities) or interest rate risk. The net proceeds of the Initial Public Offering, including amounts in the Trust Account, has been invested in U.S. government securities with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act, that invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, RMG III believes there will be no associated material exposure to interest rate risk.
RMG III has not engaged in any hedging activities since its inception, and it does not expect to engage in any hedging activities with respect to the market risk to which RMG III is exposed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF RMG III AND THE SURVIVING CORPORATION
The following table and accompanying footnotes set forth information known to RMG III regarding (i) the actual beneficial ownership of RMG III Class A Ordinary Shares and RMG III Class B Ordinary Shares, as of     , 2024 (before the Business Combination) and (ii) expected beneficial ownership of the Surviving Corporation immediately following consummation of the Business Combination (after the Business Combination), assuming no Public Shares are redeemed in connection with the Business Combination, and alternatively that all of the Public Shares are redeemed in connection with the Business Combination, by:
•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of common stock of RMG III or the Surviving Corporation, as applicable;
•	each of RMG III’s current directors and executive officers;
•	each person who will become a director or executive officer of the Surviving Corporation; and
•	all directors and officers of RMG III, as a group, and of the Surviving Corporation, as a group.
The beneficial ownership of RMG III Ordinary Shares before the Business Combination is based on 635,778 RMG III Class A Ordinary Shares, 12,075,000 RMG III Class B Ordinary Shares, 9,660,000 RMG III Public Warrants and 8,216,330 RMG III Private Placement Warrants issued and outstanding as of     , 2024.
The expected beneficial ownership of shares of Surviving Corporation Common Stock after the Business Combination, assuming no Public Shares are redeemed, has been determined based upon the following: (i) no Public Shareholder has exercised its redemption rights to receive cash from the Trust Account in exchange for its Public Shares; (ii) 1,508,368 shares of Surviving Corporation Common Stock have been issued pursuant to the conversion of Class B Ordinary Shares; (iii) there will be an aggregate of 43,682,371 shares of Surviving Corporation Common Stock issued and outstanding at the Closing and (iv) an aggregate of up to 1,340,725 shares of common stock are issued in connection with each of the then outstanding RMG III Domesticated Warrants being canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.
The expected beneficial ownership of shares of the Surviving Corporation Common Stock after the Business Combination, assuming all of the Public Shares have been redeemed, has been determined based on the following: (i) Public Shareholders have exercised their redemption rights with respect to 635,778 RMG III Class A Ordinary Shares; (ii) 1,477,932 shares of Surviving Corporation Common Stock have been issued pursuant to the conversion of Class B Ordinary Shares; (iii) there will be an aggregate of 43,006,011 shares of Surviving Corporation Common Stock issued and outstanding at the Closing and (iv) an aggregate of up to 1,340,725 shares of common stock are issued in connection with each of the then outstanding RMG III Domesticated Warrants being canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC, which generally provide that a person is a “beneficial owner” of a security if that person possesses sole or shared “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.
	Before the Business Combination		After the Business Combination
			Pro Forma Combined (Assuming No Redemption)		Pro Forma Combined (Assuming Maximum Redemption)(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
Name of Beneficial Owner
RMG III Directors and Executive Officers Pre-Business Combination
Robert S. Mancini	12,075,000(2)(3)	95.00%	2,124,593	4.86%	2,084,011	4.85%
Philip Kassin	12,075,000(2)(3)	95.00%	2,124,593	4.86%	2,084,011	4.85%
D. James Carpenter	12,075,000(2)(3)	95.00%	2,124,593	4.86%	2,084,011	4.85%
Wesley Sima	—(4)	—
Craig Broderick	—(4)	—
W. Thaddeus Miller	—(4)	—
Catherine D. Rice	—(4)	—
All officers and directors as a group (7 individuals)	12,075,000	95.00%	2,124,593	4.86%	2,084,011	4.85%
RMG III Company Five Percent Holders Pre-Business Combination
Sponsor	12,075,000(2)(3)	95.00%	2,124,593	4.86%	2,084,011	4.85%
Surviving Corporation Directors and Executive Officers Post-Business Combination
Blanca de Porres Guardiola(5)	—	—	3,361,418	7.70%	3,361,418	7.82%
África Castro Rosende(6)	—	—	955,240	2.19%	955,240	2.22%
Blanca Benjumea de Porres(7)	—	—	218,602	0.50%	218,602	0.51%
Anselmo Andrade Fernández de Mesa(8)	—	—	406,638	0.93%	406,638	0.95%
Felipe Benjumea de Porres(9)	—	—	405,116	0.93%	405,116	0.94%
Antonio Vazquez Romero(10)	—	—	15,765	0.04%	15,765	0.04%
José Javier Brey Sánchez(11)	—	—	3,471,388	7.95%	3,471,388	8.07%
Manuel Delclaux Lezama(12)	—	—	1,566,418	3.59%	1,566,418	3.64%
Guillermo Delclaux Lezama(13)	—	—	1,566,418	3.59%	1,566,418	3.64%
Robert S. Mancini(2)(3)	12,075,000	95.00%	2,124,593	4.86%	2,084,011	4.85%
Iván E. Mercado	—	—	—	—	—	—
All officers and directors as a group (11 individuals)	—	—	11,482,051	26.29%	11,482,051	26.70%
Surviving Corporation Five Percent Holders Post-Business Combination
Onatrium H2,S.L.(14)	—	—	9,346,397	21.40%	9,346,397	21.73%
Ardachon, S.L.(15)	—	—	7,595,020	17.39%	7,595,020	17.66%
Luján Aresti Llorente(16)	—	—	2,763,369	6.33%	2,763,369	6.43%
Empelia Capital, S.L.(17)	—	—	3,228,912	7.39%	3,228,912	7.51%
(1)
(1) Share ownership under each redemption scenario is only presented for illustrative purposes. RMG III cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the RMG III Share Redemption Amount and the number of RMG III Class A Ordinary Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of H2B2 Stockholders, Public Shareholders, Sponsor, Holders of RMG III Public Warrants and other stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)
The Sponsor is the record holder of the shares reported herein. Each of the officers, directors and certain members of the RMG III advisory board is or will be, directly or indirectly, a member of the Sponsor. MKC Investments LLC is the sole managing member of RMG Sponsor III, LLC, and Messrs. Carpenter, Mancini and Kassin are the managing members of MKC Investments LLC. As such, they may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)	Interests shown consist solely of Founder Shares, classified as RMG III Class B Ordinary Shares.
(4)
Does not include any shares indirectly owned by this individual as a result of a profit interest in the Sponsor. Each of these individuals disclaims beneficial ownership of any shares except to the extent of their pecuniary interest therein.

(5)	Consists of 3,361,418 shares of Surviving Corporation common stock that will be held following the Business Combination.
(6)	Consists of 955,240 shares of Surviving Corporation common stock that will be held following the Business Combination.
(7)	Consists of 218,602 shares of Surviving Corporation common stock that will be held following the Business Combination.
(8)
Consists of 164,162 shares of Surviving Corporation common stock that will be held following the Business Combination. In addition, Mr. Andrade is in the decision body of Fundación para el Microemprendimiento that will hold 242,476 shares of Surviving Corporation common stock following the Business Combination. As such, he may be deemed to have or share beneficial ownership of the shares held by Fundación para el Microemprendimiento. The address for Fundación para el Microemprendimiento is C/ Fortuny 19 - Entresuelo, 28010 - Madrid (Spain).

(9)
Consists of 162,640 shares of Surviving Corporation common stock that will be held following the Business Combination. In addition, Mr. Benjumea de Porres is in the decision body of Fundación para el Microemprendimiento that will hold 242,476 shares of Surviving Corporation common stock following the Business Combination. As such, he may be deemed to have or share beneficial ownership of the shares held by Fundación para el Microemprendimiento. The address for Fundación para el Microemprendimiento is C/ Fortuny 19 - Entresuelo, 28010 - Madrid (Spain).

(10)	Consists of 15,765 shares of Surviving Corporation common stock that would be issuable upon exercise of options exercisable as of December 21, 2023.
(11)
Empelia Capital, S.L.will hold 3,228,912 shares of Surviving Corporation common stock following the Business Combination. Jose Javier Brey Sánchez is the sole shareholder of Empelia Capital, S.L. As a result, Mr. Brey may be deemed to beneficially own the shares held by Empelia Capital, S.L. The address for Empelia Capital, S.L. is C/ Campamento 23 E, 41018 - Sevilla (Spain). In addition, Mr. Brey is in the decision body of Fundación para el Microemprendimiento that will hold 242,476 shares of Surviving Corporation common stock following the Business Combination. As such, he may be deemed to have or share beneficial ownership of the shares held by Fundación para el Microemprendimiento. The address for Fundación para el Microemprendimiento is C/ Fortuny 19 - Entresuelo, 28010 - Madrid (Spain).

(12)	Consists of 1,566,418 shares of Surviving Corporation common stock that will be held indirectly through Onatrium H2, S.L. following the Business Combination.
(13)	Consists of 1,566,418 shares of Surviving Corporation common stock that will be held indirectly through Onatrium H2, S.L. following the Business Combination.
(14)
Consists of 9,346,397 shares of Surviving Corporation common stock that will be held following the Business Combination. Manuel Delclaux Lezama Leguizamón and Guillermo Delclaux Lezama Leguizamón are the joint and several directors of Onatrium H2,S.L. The address for Onatrium H2,S.L. is C/ San Vicente 8 13 - Dpto 3 Bilbao 48001-Bizkaia (Spain).

(15)
Consists of 7,595,020 shares of Surviving Corporation common stock that will be held following the Business Combination. Felipe Benjumea Lorrente is the sole shareholder of Ardachon, S.L. As a result, Mr.Benjumea Llorente may be deemed to beneficially own the shares held by Ardachon, S.L. The address for Ardachon, S.L. is C/ Fortuny 19 - Entresuelo Derecha, 28010 - Madrid (Spain).

(16)	Consists of 2,763,369 shares of Surviving Corporation common stock that will be held following the Business Combination.
(17)
Consists of 3,228,912 shares of Surviving Corporation common stock that will be held following the Business Combination. Jose Javier Brey Sánchez is the sole shareholder of Empelia Capital, S.L. As a result, Mr. Brey may be deemed to beneficially own the shares held by Empelia Capital, S.L. The address for Empelia Capital, S.L. is C/ Campamento 23 E, 41018 - Sevilla (Spain).

INFORMATION ABOUT H2B2
Unless the context otherwise requires, all references in this section to “H2B2,” the “Company,” “we,” “us,” “our” and other similar terms refer to the business of H2B2 Electrolysis Technologies, Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the Surviving Corporation and its subsidiaries following the consummation of the Business Combination.
Our Company
Overview
We are a global green hydrogen platform that provides bespoke integrated solutions to our customers across the whole hydrogen value chain. Our customer-centric, one-stop shop offering enables seamless and effective support through the entire lifecycle of a hydrogen production facility (including the identification of the opportunity, R&D, design, EPC, and operation and maintenance services for the hydrogen facility), and complete solutions for transportation, storage and sale of green hydrogen.
Our global strategy aims to offer our products and services in regulated markets where hydrogen is expected to play a key role in decarbonizing mobility and industrial activities, among other sectors of the economy, and for hydrogen storage solutions to secure energy independence. Our target markets include EMEA, the Americas and APAC, where we have built a robust and diversified project pipeline and identified significant growth opportunities. In light of our proprietary technologies and successful track record in delivering large-scale projects, we believe we are positioned to continue providing curated solutions that satisfy our customers’ needs and expectations while being at the forefront of green hydrogen’s growth, as a leading OEM, project developer, EPC provider, O&M provider and producer in the green hydrogen sector.
The Company is comprised of the following wholly owned subsidiaries: H2B2 USA, LLC, H2B2 Electrolysis Technologies, S.L., H2B2 QOF LLC, Green H2 LLC, SoHyCal LLC, H2B2 Corp S.L., H2B2 O&M S.L., Flitecho, S.L. and H2B2 Electrolysis Technologies UK Ltd, and the investment in the following joint ventures: GreenH and H2V2.
Our Platform
Our commercial footprint expands across EMEA, the Americas and APAC. We lease a state-of-the-art manufacturing facility in Seville, Spain, with an estimated total production capacity of 200 MW per year. This 3,300 m2 facility allows for the integration of our corporate services and engineering and is expected to serve as our manufacturing hub. Furthermore, in connection with our GreenH joint venture, we leased a 9,700 m2 manufacturing facility in Jhajjar, India, which we expect will become operational in Q1 2024 and have an estimated total production capacity of 100 MW per year. We are also planning the construction of a 4,800 m2 manufacturing facility in Fresno, California, to be strategically located between Sacramento and Los Angeles, one of the areas with the highest political support for renewable energy in the U.S. We believe this facility will enable us to further penetrate the U.S. market.
We are also expanding rapidly and are planning additional electrolyzer manufacturing facilities in the U.S., Colombia, Northern Spain and other regions where we are able to secure relevant roles in strategic projects. In addition, we seek to offer added value to customers by co-locating electrolyzer manufacturing facilities close to major customers and serve as technology partners by contributing to the local high skilled and quality employment where we act, allowing us to become a top-tier green hydrogen company. We have a pipeline with several projects we expect are executable in the near-term. We have several installed projects or awarded projects, including SoHyCal, a 9 MW green hydrogen facility, a pioneer green hydrogen project 100% owned and developed by us, which we believe is one of the largest pure renewable energy hydrogen projects in the United States. Phase 1 of the SoHyCal project has been completed and the plant is currently in operation. Another relevant project includes our technology partnership with Ecopetrol (Colombia’s leading oil company, and the second-largest oil & gas company in Latin America, currently ranked number 397 in the Fortune Global 500) to develop green hydrogen projects for mobility. In addition, we recently were selected as the preferred bidder for the contract to manufacture an 18 MW green hydrogen facility in Rørvik, Norway, for Greenstat (a listed renewable energy company, primarily focused on developing hydrogen, industrial wind, and solar energy projects) and NTE (one of the largest utility companies in Norway). A Letter of Intent has been signed for the EPC for the Rørvik project.

Our Products
We have a customer-centric go-to-market business model and look to provide our customers with differentiated and scalable solutions:
•
Conventional Product: Currently we offer our customers this solution, which focuses on selling and installing hydrogen facilities for third parties, which includes manufacturing and installing equipment, including electrolyzers, consulting and engineering services, EPC, and O&M services, with limited integration and specific to the needs of a project; and

•
Integrated Product: We expect to provide a more fulsome and integrated suite of products and services that includes all the services offered under our Conventional Product together with project development services, such as identification of opportunities, site selection, negotiating PPAs and offtake agreements, permitting, and financing solutions, including offering PG to secure sustainable financing. Our Integrated Products will be self-developed and the majority funded by third parties, or, in some cases, we may function as a technological partner for a customer interested in developing a green hydrogen production facility.

To continue to successfully secure and develop landmark projects and establish ourselves as a leading global green hydrogen platform, we have built our business with a highly capable workforce with complementary skills that will enable us to deliver a comprehensive and integrated offering of products and services to create customized solutions throughout the green hydrogen value chain, spanning from our R&D team, toward the development and the equipment manufacturing teams, to our EPC and O&M services specialists, and closing the gap within the value chain with a group of employees with financial background to provide asset management services.
Our Projects and Pipeline
We have been successful in identifying a robust and diversified pipeline of more than 200 projects that we believe could be contracted in the next 18 months representing approximately 7.5 GW split across our target markets (EMEA, the Americas and APAC). Our pipeline includes installed projects, projects under construction, awarded projects and potential pipeline projects.
According to the advancement stage of the project, our pipeline as of the date of this proxy statement/prospectus is as follows:
Status	Expected Installed Capacity	Product Type	Description
Installed projects	Approximately 3.8 MW	Conventional Product
PowiDian (0.11 MW), Ecopetrol and Esenttia (0.27 MW), Cepsa (0.02 MW), FM Logistics (0.02 MW), VTT (0.02 MW), Técnicas Reunidas (0.07 MW), Ministry of Science and Innovation (Spain) (0.01 MW) and University of Valencia (0.003 MW).

Integrated Product
Our landmark SoHyCal production facility, one of the largest green hydrogen electrolysis production facilities in the U.S. Construction of Phase I (approximately the first 3 MW) has been completed and the plant is currently in operation.

Projects under construction	Approximately 15.5 MW	Conventional Product	Projects under construction include GP Joule (10 MW), Redexis (2.5 MW), Serveo (1 MW), Puerto de Vigo (1 MW) and Medha (1 MW).
Awarded projects(1)	Approximately 57 MW	Conventional Product	Pending customer obtaining financial close, including projects, Dynamis Energy (30 MW), Rørvik (18 MW) and GreenSwitch (3 MW).(2)

Status	Expected Installed Capacity	Product Type	Description
Integrated Product
We recently received a conditional use permit for Phase II of SoHyCal which includes an additional 6 MW of electrolysis powered by a 15 MW solar facility. We are awaiting final approvals and financial close for Phase II. We are also awaiting review and approval of a separate conditional use permit for a HRS that will be part of Phase II.

Potential pipeline projects(3)	Approximately 7.4 GW	Conventional Product	Approximately 6.9 GW across several projects.
		Integrated Product	Approximately 0.6 GW across several projects
(1)	Projects awarded or named preferred bidder, subject to client obtaining financial close. The contract is still to be signed.
(2)	The commitment is that the plant will be operational in 2026. We have a Right of First Refusal with GreenSwitch and have helped them with the preparation for the tender process.
(3)
Includes projects that have not been awarded yet but are at varying stages of the process, including those that (i) we have bids out for, (ii) are at the budgetary or technological partner stage, (iii) are at the technical economical proposal or expected RFQ stage or (iv) are at the tender process or early development stage.

Technology
Our technology platform is highly flexible and versatile. We are technologically agnostic and have the capability to deal with a variety of green hydrogen technologies. Our current projects under development primarily rely on PEM electrolysis technology, a proven and more mature technology that we are already producing and commercializing. For our PEM offering, we are focused on providing technical value through the integration of “off-the-shelf” electrolyzers, including various supporting and auxiliary components of a hydrogen production facility. This includes engineering, design, procurement, manufacturing, testing and operations to meet customer specifications for an efficient and robust electrolysis process. With our PEM offerings, we are able to integrate our PEM electrolyzers, which we manufacture in-house with third party stacks, and our flexible solutions to develop and maintain green hydrogen production facilities for our customers. In addition, we have already filed five patent applications relating to BoP. In addition to utilizing PEM technology, we are investing in emerging technologies to maintain our leading position as the market evolves. For example, we are currently developing a next-generation SOEC technology, for which we are seeking patent protection, and AEM technologies. We expect to be able to provide the same Integrated Products and solutions that we currently offer for PEM technologies for our future SOEC and AEM technologies, with a key difference being that we plan to develop the stacks in-house for our future SOEC and AEM electrolyzers, thus controlling the entire process.
History and Growth
We were formed in 2016 and since our inception we have been growing steadily. We have proven our execution capabilities, successfully developed multiple projects and we believe we are transforming into a leading developer, builder, and operator of green hydrogen production facilities for clean energy generation. We have secured approximately $35 million in public grants, including from the European Commission’s IPCEI Hy2Tech program and the CEC, among others. We are an active member in various hydrogen associations in the U.S. and Europe, including Hydrogen Europe, Advanced Energy Group, and Asociación Española del Hidrógeno (Spanish Hydrogen Association), and we have collaborated in green hydrogen innovation programs such as Clean Hydrogen Mission, the European Strategic Research and Innovation Agenda and the “Missions, Science and Innovation” program of the Centre for Technological Development and Innovation, in particular the Undergy, Regenera, Eclosion and Ad-Grhid projects, or the IPCEI program (“Tecnopropia Project”).

Key milestones since inception

(1)
SoHyCal Phase I has an electrolysis capacity of 1,290 kg per day of hydrogen, and once Phase II is completed, SoHyCal is expected to have an electrolysis capacity of 3,000 kg or more of hydrogen per day.

(2)	Important Projects of Common European Interest.
(3)	Hydrogen Refueling Stations.
Our Market Opportunity
There is a global focus from governments and other stakeholders on limiting GHG emissions and securing energy independence. In addition, adherence to various ESG targets has become important to certain investors as they consider investing in private and public companies. Companies are increasingly compelled to prioritize relevant ESG initiatives based on government initiatives and regulation. To facilitate the transition towards a net-zero emission economy, many jurisdictions around the world, in particular the current U.S. presidential administration, certain U.S. states and the member countries of the EU, have set ambitious decarbonization targets and released dedicated hydrogen strategies. Financial or regulatory support for increased R&D, and broader use of hydrogen to reduce carbon emissions, is becoming more common in many developed countries, several of which are considered as the largest greenhouse gas (“GHG”) polluters.
In this context, we believe that there is an increased recognition of the potential for green hydrogen to play a central role in the future decarbonized energy system due to its relatively high energy content (on a mass basis), its abundance in nature and relatively simple production methods, which we identified as a growth opportunity. Accordingly, the development of efficient hydrogen production facilities, including those utilizing electrolysis technologies, is estimated to grow significantly in the coming years.
According to BloombergNEF New Energy Outlook 2021, the green hydrogen energy market has the potential to reach $10 trillion in value by 2030. On the demand side, according to the Hydrogen Council, green hydrogen is expected to surpass 10 Mt by 2030, from a demand of 0.1 Mt in 2020. Driven by this increased hydrogen demand, the electrolyzer market is expected to experience significant growth over the next decade. According to BloombergNEF, 2022 was a record year in electrolysis deployment, with more than 1 GW of additional installed capacity. When compared to the 0.2 GW 2021 annual installed capacity according to the International Energy Agency (“IEA”), we see that there was a fivefold increase in annual electrolyzer installations from 2021 to 2022. This increase has led to a total operational capacity above 300 MW in Europe and North America. The favorable outlook for growth in electrolyzer demand has stimulated a boost in electrolyzer capacity, which has reached 2 GW in 2022 worldwide and could reach 242 GW in 2030, which would represent an 82% CAGR. In addition, as of January 2023, globally, there are over 1,046 announced large hydrogen projects (above 1 MW) with $320 billion of required investment, according to Hydrogen Council &

McKinsey May 2023 Hydrogen insights report. All project maturity stages have grown by 30% to 40% yet remain heavily skewed toward early-stage projects. More than one half of the total announced projects are considered mature, about 120 GW out of the 230 GW.
Our Competitive Strengths
We believe our customer-centric, fully integrated and flexible solutions for the development and maintenance of green hydrogen production facilities provide an attractive value proposition for customers and will support our ability to capture a significant part of the green hydrogen market. Our key strengths and competitive advantages are outlined below:
An innovative, commercially proven and leading industrial platform, providing end-to-end green hydrogen solutions, with a pathway to be positioned as a leader in the market
We are a leading green hydrogen platform, providing a range of services across the entire value chain.
To offer holistic capabilities and quality services, we have assembled a seasoned team with complementary skills which will play an intrinsic role across the entire green hydrogen value chain from the designing/improvement of the technology itself, to the manufacturing of the equipment required for the green hydrogen facilities, through the development and end-to-end EPC services of those facilities and once commissioned, a team of professionals able to support customers through our O&M services. Depending on the customers, we may be able to offer investment solutions for certain projects. We are positioned to capitalize on developing technologies around PEM, AEM and SOEC electrolysis. Further, our expertise and complementary services enable us to obtain faster approvals for our development projects and easier access to technical information. It also facilitates our ability to provide tailor-made solutions for our customers and to achieve reduced hydrogen production costs.
Unlike many competitors in the space, our holistic and comprehensive approach positions us well within the market, allowing us to win landmark projects and identify a robust and diversified pipeline of more than 200 potential projects. We have an outstanding track record and proven integration capabilities with renewable production facilities.
Our manufacturing flexibility allows us to manufacture electrolyzers independently of the electrolyzer stack technology and follow a scalable model to build local manufacturing facilities where needed, allowing us to more easily adapt to the evolving market and contribute to local economic development. Once a facility is ready, we intend to provide PG, and we expect to be one of the few players in the industry doing so.
We have completed Phase 1 of the SoHyCal project, our green hydrogen facility in California, and it is currently in operation. SoHyCal is a prime example of our capabilities. We developed the whole project in a seamless manner from the initial identification of the opportunity, through the financing, design, permitting, construction, and now commissioning of the project. Our success in this project is attributable to our team’s unique team commercial, technological, EPC and O&M capabilities to provide this kind of turnkey solution to our clients.
Customer-centric business model to satisfy customer needs
We firmly believe in a customer-centric model, allowing our customers to tailor and scale our solutions to their needs. By covering each stage of the entire green hydrogen value chain, we have developed a one-stop-shop approach that offers our customers development and design services, offtake agreements, financing, and O&M services. This broad but flexible and scalable mix of products and services gives us an attractive selling point in the market and allows us to bid for various projects and build a robust project pipeline.
Our Conventional Product allows us to collaborate on projects developed by third parties, typically contracted through a competitive bidding process. We offer equipment (including electrolyzers) and construction of production facilities, as well as planning, and O&M services to those projects. We offer all the services for these hydrogen production facilities to become operational and our specific role may vary depending on the customer’s needs.
Our Integrated Product will be utilized by either self-developed projects or third-party developed projects. In the case of self-developed projects, we may invest a minority stake in the project while a third party funds the rest. In the case of projects developed by third parties, we will position ourselves as a technological partner for third parties interested in developing green hydrogen projects. We will retain exclusivity over the whole project and provide turnkey solutions for such third-party developers. The third party is typically the lead developer, already having offtake agreement arrangements, but requires technological capabilities to develop and build the project. This will sometimes be funded by the offtaker or by third-party funds.
For both products, our dedicated team works together with the customer under the direction of a Project Manager whose main goal is to satisfy our customers’ needs within the scope of the applicable services agreement, bringing solutions and reliability in the hydrogen production. We believe that working side by side with our customers allows us to develop stronger customer relationships, and enables us to benefit from customer feedback throughout our customer engagements.
Proprietary and flexible electrolysis technology
We currently utilize proven PEM technology and our PEM electrolyzers are already being produced and commercialized. We manufacture our electrolyzers in-house and procure our PEM electrolyzer stacks from third-party suppliers. As of the date of this proxy statement/prospectus, we have filed four patent applications related to our BoP PEM electrolyzer offerings, that are currently pending. We look to provide our customers on-site and on-demand hydrogen generation, capable of operating in part-load and over-load conditions.
We continuously invest to maintain our leadership position in the green hydrogen market. We are currently working on developing next-generation SOEC and AEM technologies. Currently, we have a pending patent application regarding our SOEC stack manufacturing technology. Our aim is to manufacture electrolyzers and SOEC/AEM electrolyzer stacks in-house, with the expectation of making megawatt-scale electrolyzers commercially available once the technology is viable.
We expect our upcoming technologies to give us a competitive advantage. We strive to have greater hydrogen production yields and reliability than our competitors, which would provide us with an opportunity to gain a greater market share.
We are a global company with the ability to identify and deliver unique projects of different scale across our target markets
We have been successful in identifying a robust and diversified pipeline of more than 200 potential projects, with an aggregate capacity of approximately 7.5 GW of identified potential projects. Furthermore, we have worked with significant customers such as Ecopetrol, GP Joule, Cepsa and Técnicas Reunidas.
In 2018, the CEC awarded us a landmark project, SoHyCal. SoHyCal is a green hydrogen production facility, wholly owned by us, and expected to be one of the largest green hydrogen production facilities in the U.S. SoHyCal will have an expected 9 MW capacity after completion of Phase II. Phase I of the facility has been completed and the plant is currently in operation. We also received a conditional use permit for Phase II of SoHyCal in June 2023, but final permitting and approvals for Phase II are still underway. SoHyCal’s green hydrogen production is intended to serve California’s network of public hydrogen refueling stations.
Our leading proprietary technology, tailor-made scalable solutions across the entire green hydrogen value chain, and first-hand knowledge of costs and efficiencies involved in project development, positions us to continue identifying, securing and successfully delivering landmark projects.
As of the date of this proxy statement/prospectus, we have two headquarters, one in California and one in Spain and two manufacturing facilities, one in our Spanish headquarters in Seville and one recently leased manufacturing facility in Jhajjar, India which we expect to become operational in Q1 2024. In addition, we also work through joint ventures in India and Mexico and are developing projects in Colombia, Netherlands, Middle East and Germany. Finally, we also have a commercial support center in central Europe. The latter shows our ability to grow fast, starting with a commercial growth and then going through an increased capacity of our manufacturing and EPC capabilities – all possible due to trustable and reputed professionals previously identified by our crew.

Industry-leading management team
Since inception, we have curated a leading management team that brings two decades of hydrogen production, processing and technology development experience to deliver outstanding performance. Taken together, our management team has an accumulated experience of over 200 years and has a strong background in engineering and financing projects. Additionally, our management team has significant experience in building large energy EPC projects. We believe these two features allow us to be a key player in the sector and enable us to offer scalable green hydrogen solutions in the market under the guidance of an experienced team. Given our management team’s experience, we believe that they have developed a growth strategy that drives us to be a leader in the sector and create new innovative solutions in the green hydrogen industry. We are an active member in various hydrogen associations in the U.S. and Europe, including Hydrogen Europe, Advanced Energy Group, and Asociación Española del Hidrógeno (Spanish Hydrogen Association), and we have collaborated in green hydrogen innovation programs such as Clean Hydrogen Mission, the European Strategic Research and Innovation Agenda and the “Missions, Science and Innovation” program of the Centre for Technological Development and Innovation, in particular the Undergy, Regenera, Eclosion and Ad-Grhid projects, or the IPCEI Tecnopropia Project.
We achieved an extraordinary balance with our management team, as part of our team has vast experience in the know-how and technology related to the green hydrogen while some have an impressive track record in large EPC energy projects worldwide and are used to dealing with important customers. Therefore, we believe we are uniquely positioned to manage large scale hydrogen projects. Furthermore, our team has extensive experience in thermosolar plants, such as in Solana and Mojave in the U.S., the first of their kind, as well as vast experience with energy projects worldwide covering all the disciplines from management, EPC, construction, commissioning and O&M, due to its over 20 years of experience in a big leading global EPC company.
Our Growth Strategy
Our growth strategy is focused on leveraging our competitive strengths and expanding our core business of providing end-to-end hydrogen solutions to customers across the entire green hydrogen value chain.
Focus on innovation and our expansion into new electrolysis technologies
We continue to enhance our PEM technology, and invest in developing new technologies, including SOEC and AEM, in an effort to remain at the forefront of innovation in the green hydrogen industry. Our goal is to lead the green hydrogen industry in technological transformation by introducing these new technologies. We also expect to maintain our competitive edge by reducing hydrogen production costs, and increasing energy efficiency, technology reliability and hydrogen production yield. We also aim to consolidate as a reference player in large, integrated green hydrogen solutions by scaling-up our execution capabilities. We have five pending patent applications relating to BoP and one pending patent application relating to manufacturing SOEC stacks to shore up the investments we have made in technology development.
For the development of these technologies, we have collaboration agreements with eight research centers that bring together more than 25 researchers, who collaborate with us. Developments of SOEC and AEM technologies include not only new electrolyzer stacks, but also the efficient manufacturing of these systems in-house.
Expand our pipeline organically and capitalize on attractive opportunities in our existing markets and by expanding into new markets
As of the date of this proxy statement/prospectus, we have been successful in identifying a robust and diversified pipeline of more than 200 potential projects and we plan to replicate this success going forward by continuing to focus on expanding our pipeline, with an added emphasis on our Integrated Product. Our Integrated Product will enable a step-up in business activities, focused on securing recurring medium-term revenue streams and allowing us to become a technology partner for companies entering the hydrogen space.
We have recently expanded our operating into APAC and certain countries in Latin America. These new markets may represent a growing opportunity for our products and services, nonetheless we expect EMEA and the Americas to remain our core markets.

We continue to expand our team to increase our funnel of opportunities and to accommodate our expanding pipeline. We are expanding our presence worldwide by reinforcing our commercial teams in the U.S., México, India (through our JV) and Europe. We expect to hire more personnel as our pipeline grows.
We are also planning to continue targeting significant customers in our existing and new markets. A key factor in expanding our pipeline in new and existing markets will be increasing our current manufacturing capacity by expanding our manufacturing facility footprint in targeted markets. We hope to decentralize the manufacturing of our equipment and hydrogen production facilities to avoid investments in large factories, therefore evading associated market risks. We believe a decentralized manufacturing approach will allow us to attract customers that will positively support our partnership as we look to collaborate with the local economy and create local jobs in new and existing markets.
Scaling manufacturing facilities by following a successful partnership strategy in existing and new markets
Our current manufacturing facility is in Seville, Spain and we are planning to expand our manufacturing facilities where our projects and joint-ventures require it. Our strategy to form successful partnerships and joint ventures has allowed us to expand more rapidly in new regions, such as in the case of GreenH, a joint venture with GR Promoter Group to develop the green hydrogen economy in Asia. Leveraging partnerships and joint ventures allows for expansion into those markets where knowledge from our partners can enable and enhance the deployment of hydrogen production facilities. Often this knowledge includes information regarding local permits and familiarity with local regulatory authorities, allowing for faster project development and construction. Additionally, we are often able to leverage these relationships to unlock a greater commercial network, allowing direct access to the main hydrogen consumers in these markets. We have been able to use this approach several times, granting us access, for example, to the Indian, Mexican and Colombian hydrogen markets through our joint ventures with GR Promoter Group and Hidrógeno Verde de México, and our role as Ecopetrol’s technology partner, respectively.
To meet surging demand, we are scaling up our manufacturing capacities. In April 2023, we moved into a new, state-of-the-art manufacturing facility in Seville, Spain. The facility has 3,300 m2 of total surface space and allows for the integration of our corporate services and engineering and will serve as our manufacturing hub. Additionally, in connection with our GreenH joint venture, we recently leased and are preparing a 9,700 m2 facility in Jhajjar, India, which will serve as a manufacturing facility with an estimated production capacity of 100 MW per year. We estimate the facility to be operational in Q1 2024. These facilities represent a significant improvement in manufacturing capability, having increased our PEM electrolyzer assembly capacity from 90 MW per year to 200 MW per year and aiming to further increase to 300 MW per year in Q1 2024, once the Jhajjar facility becomes operational.
In addition to this new facility, our global strategy relies on locating electrolyzer manufacturing facilities close to major customers, allowing us to be flexible, establish manufacturing where hydrogen demand is located and contributing to the local development. This strategy allows us to adapt to the fast-evolving market that we operate in and to ensure efficiency. For this purpose, we are currently securing new facilities in several locations to support different partnerships.
By following this strategy, we have achieved significant milestones such as:
•	Opening our state-of-the-art manufacturing facility in Seville, Spain;
•
Leasing and finalizing preparation of a 9,700 m2 facility in Jhajjar, India that serves as a manufacturing facility with an expected production capacity of 100 MW per year in connection with our GreenH joint venture. We estimate the plant to be operational in Q1 2024;

•	Entering into a framework agreement with Ecopetrol to analyze the development of manufacturing facilities in Colombia to support Ecopetrol’s hydrogen plan; and
•	Signing a memorandum of understanding with Enel for the building of a manufacturing facility in northern Spain that is expected to have at least 40 MW capacity.

Well-positioned to continue to win grants and benefit from increasing government investment
Currently, governments across the world are increasing their efforts to promote the energy transition. An example of such efforts is the IRA, which announced a $369 billion investment by the U.S. into clean energy technologies and infrastructure industries. Europe likewise has seen several initiatives, such as the Paris Agreement and government investment programs, such as REPowerEU and NextGenerationEU’s Recovery and Resilience Facility. The European Commission also appears to be working towards making funds easier and faster to access for renewable energy technologies, as well as to potentially increase investment into green industrial projects. In Europe, we highlight the creation of the European Hydrogen Bank, which was announced in September 2022 and aims to support hydrogen producers using an auction bidding system, which ranks bidders according to price per kilo of hydrogen. Utilizing the Innovation Fund, the European Commission will allocate €800 million for the first auction for support from the European Hydrogen Bank, with subsidies capped at €4/kg of hydrogen. Another example is the Spanish government announcing that more than €1,000 million of aid will be available for the development of technology and hydrogen projects between 2023 and 2026 (“Componente 9, Plan de Recuperación, Transformación y Resiliencia”).
We believe that we are at the forefront of the hydrogen sector as a result of our leading green hydrogen platform, which positions us to access the vast amount of government funds available. So far, we have secured approximately $35 million in public grants from the European Commission’s IPCEI Hy2Tech program and CEC, as well as others. We recently finalized and started operations for Phase I of the SoHyCal project, one of the largest green hydrogen electrolysis production facilities in the United States, which was funded with a CEC grant. We believe that our strong track record in engineering, our technological knowledge of hydrogen production, our proprietary technology and our EPC capabilities are all key attributes that will enable us to secure government and institutional grants. We believe our strong track record combined with the increase in public funding for green hydrogen projects will allow us to secure new grants to partially fund our growth strategy and more importantly to continue investing in R&D activities to stay in the forefront of innovation.
As an example, as of the date of this proxy statement/prospectus, we have been named the selected bidder for a project to produce green hydrogen for maritime use in Norway that will benefit from a grant from Enova.
De-risking investments by offering guarantees to our customers
Depending on the nature and requirements of the customer, we offer different levels of guarantees during the construction phase to include coverage for costs, delays and/or potential performance variances. Furthermore, once a project is finalized, we may guarantee the availability of hydrogen, depending on the specific arrangement entered into with our customers. Such arrangements typically result in our team caring for the facility’s critical equipment and provide us an opportunity to entrench ourselves over the life of the facility, giving our customers a seamless solution from the conception of the facility through completion and operation and until its decommissioning.
Currently, the cost of equity for investors looking to enter into the construction of hydrogen production facilities is adjusted for consideration of offtake risks and technological risks. We believe we are one of the few companies in the market that intend to offer PG to offset risk. In such cases, we reduce the technological risks, which significantly lowers the cost of capital and makes the entry into the hydrogen production facility market much more attractive for investors. This is especially true for non-specialized investors, which subsequently broadens our potential pool of partners and third-party investors.
Green Hydrogen Industry
Introduction to Green Hydrogen
Although hydrogen is the most abundant element in the known universe, it rarely exists in its pure form on Earth. In most cases, hydrogen occurs as a compound with oxygen in water molecules or as a carbon compound in living beings or fossil energy sources. Consequently, hydrogen typically cannot be extracted directly from natural sources in its pure form and instead must be produced through chemical processes. Depending on the production method used, and whether the hydrogen produced is fossil-based or not, the resulting hydrogen is categorized as either grey (produced from natural gas), blue (grey hydrogen but with carbon capture utilization and storage techniques), pink (electrolysis powered by nuclear energy) or green (clean hydrogen generated from renewable energy).

Green hydrogen is produced through electrolysis of water or water-based solutions of electrolytes such as potassium hydroxide. Green hydrogen is a uniquely abundant source of energy that comes from 100% renewable sources, such as wind or solar, and is expected to play a key role in the global decarbonization process as it is lightweight and has a high source of gravimetric energy density, making it more powerful and energy efficient than fossil fuels. Furthermore, it can be produced on demand and is easy to store. The green hydrogen production process emits only negligible amounts of CO2, and as such, green hydrogen is considered the cleanest method for producing hydrogen in terms of CO2 emissions. Additionally, electrolysis produces a much higher purity of hydrogen, compared to reforming and gasification, meaning that green hydrogen is more powerful and energy efficient than fossil fuels. For that reason, it is widely applicable in various end-use sectors including, mobility, industrial applications and agriculture.
Mature Electrolysis Technologies
Currently, only two electrolysis technologies, AWE and PEM, are mature enough for commercial use and support the MW capacity range demanded by industrial applications.
Alkaline Water Electrolysis:
AWE is a mature and safe technology, currently used in many industrial applications. One of the main advantages of using AWE over other technologies is its ability to scale-up to higher MW range production capacities. However, alkaline electrolysis is bulky and slow, making it difficult to integrate with renewable energy production plants. AWE utilizes alkaline electrolytes such as sodium hydroxide (NaOH) or potassium hydroxide (KOH) solutions, typically in concentrations of approximately 20–40%. This can create a waste management problem during operation. AWE electrolyzers do not use noble metal catalysts, but instead utilize stable and long lifetime metals, such as nickel (800 kg/MW), steel (10,000 kg/MW), and aluminum (500 kg/MW).
From an economic viewpoint, the lifespan of AWE systems (several tens of thousands of hours of operation) is sufficient for continuous operation and can be profitable. The cost reductions as a result of using AWE technology have generally been moderate over recent decades, reaching CapEx requirements in the range of $1,700–$2,000 per kWe. One limitation seen in emerging markets, and an obstacle for AWE, is that current AWE cells have difficulty operating at low current densities. This in turn limits the ability to deploy AWE with renewable energy sources. PEM is the only other mature electrolysis technology that can be deployed at scale. Compared to PEM, AWE is durable and has relatively low operating costs. AWE electrolyzers are also less sensitive to water impurities, reducing the need for expensive water treatment and allowing for the use of seawater or wastewater. Nonetheless, AWE electrolyzers are considered less efficient than PEM electrolyzers as they require higher operating pressures.
Proton Exchange Membrane:
The primary difference between PEM and AWE is, in the case of PEM, the use of a solid polymeric membrane instead of a liquid alkaline solution for electrolysis. Furthermore, PEM electrolyzers use rare and noble metals in the anodes and cathodes (iridium and platinum respectively), while AWE electrolyzers use more widely available materials such as nickel, iron, cobalt and carbon.
PEM electrolyzers can reach high current and power densities and can operate well under dynamic operations and partial load. Therefore, PEM electrolyzers are highly responsive, which makes them easier to couple with renewable energy sources than AWE electrolyzers. Disadvantages of PEM systems include their reduced durability, related to catalyst loss and membrane lifetime, and their cost, partly due the use of precious metals as catalysts (like ruthenium, iridium and platinum) and the exposure of materials to highly acidic media. Therefore, in order to develop PEM systems, it is necessary to maintain the maximum efficiency of the electrolysis stack at minimum cost. PEM technology has shown significant cost reductions, mainly realized through research and development. CapEx requirements for PEM electrolyzers are currently in the range of $1,700–2,000 kWe. According to the IEA, the cost of an installed electrolyzer could decrease compared to 2023 by 50% by 2025 and by 60% by 2030, to around $720-810/kW.
According to the IEA’s latest Global Hydrogen Review 2023 edition, by the end of 2022, 60% of the installed capacity was AWE, followed by PEM electrolyzers accounting for 30%. However, this is expected to change in the coming years, with PEM gaining market share over AWE.

Emerging Electrolysis Technology
Emerging electrolysis technologies include SOEC and AEM electrolyzers, but these technologies are less mature than AWE and PEM electrolyzers and represent only a small fraction of the total installed capacity today. In many cases, developers of projects in our project pipeline have not yet announced the electrolysis technology that they intend to utilize, especially for projects expected to be operational in 2026 or later.
Despite the maturity of AWE and PEM electrolysis technologies and their commercialization, AWE and PEM technologies continue to suffer from feasibility problems due to production inefficiencies and economic challenges. The materials necessary to produce hydrogen using AWE and PEM technologies are also scarce, so large-scale hydrogen production using these technologies may not be viable in the long run. To mitigate these setbacks, governments have introduced initiatives to develop new electrolysis technologies that can replace or compete with existing technologies.
SOEC and AEM are examples of emerging technologies at the early stages of commercial development, as a result of which we believe only a few companies and OEMs will be involved in their manufacture and commercialization in the short term. SOEC offers gains in efficiency because it uses steam instead of water, and thus requires less electrical energy to produce the same amount of hydrogen. However, SOEC typically produces non-pressurized hydrogen, and downstream hydrogen compression results in loss of efficiency. SOEC technology has proven to be best suited to industrial applications that use heat and need to decarbonize, such as steel and ammonia production, among others. The downside of SOEC technology is that it may potentially require a higher CapEx, but this is partially offset by the higher efficiency of the system once operational.
AEM technology is situated in between PEM and AWE technologies. AEM’s potential lies in its ability to operate in less harsh environments, like AWE electrolyzers, combined with the simplicity and efficiency that is associated with PEM electrolyzers. The AEM technology relies on the use of a solid alkaline membrane and presents a fast and compact option for electrolysis. Although AEM has not yet been commercialized at a large scale, it is a promising option in the electrolyzer sector as it does not rely on scarce materials, as required by PEM electrolyzers. AEM technology uses cheaper materials than PEM, including steel, plate, and precious metals and integrates a solid, non-porous polymer electrolyte to enhance the kinetics, thus reducing cell cost while making much purer hydrogen at higher efficiency. In contrast to AWE, AEM electrolysis can be operated at higher pressures and current densities, and allows for rapid start-up and shutdown, all of which provides a high degree of flexibility. Therefore, AEM electrolysis combines the benefits of both PEM and AWE technology.
The main obstacle currently faced by AEM is that its production remains at a small scale and it uses a modular approach with small stack sizes compared to other technologies, limiting industrial applications. The AEM membrane has chemical and mechanical stability problems, leading to unstable lifetime profiles. Performance of AEM electrolyzers has not reached its expected potential yet, mostly due to low AEM conductivity, poor electrode architectures, slow catalyst kinetics and substantial electrical energy requirements. Performance enhancement is typically achieved by tuning membrane conductivity properties, or by adding a supporting electrolyte (e.g., KOH). Such tuning could lead to decreased durability. The Hydroxide (OH- ion) is intrinsically three-fold slower (lower conductivity) than hydrogen ion (H+) protons within PEM, which forces AEM developers to either make thinner membranes, or membranes with higher charge density. The trade-off for AEM is between mechanical stability, ionic conductivity and cost. For instance, the production of commercial AEM that achieves high mechanical stability and high ionic conductivity is challenging and therefore still expensive. There are known chemical strategies to increase AEM ionic conductivity, but they lead to loss of mechanical strength due to excessive water uptake.
Nonetheless, companies and governments are currently working to enhance existing technologies and promote new emerging technologies to ensure green hydrogen production can meet increasing demand.
Road to Decarbonization
There is a global focus from governments and other stakeholders on limiting GHG emissions and securing energy independence. In this context, we believe that there is an increased recognition of the potential for green hydrogen to play a central role in the future decarbonized energy system due to its relatively high energy content (on a mass basis), abundance in nature and relatively simple production methods, which we identified as a growth opportunity. Accordingly, the development of efficient hydrogen production facilities, including those utilizing electrolysis technologies, is estimated to grow significantly in the coming years.

The growing concern over the contribution of GHG emissions to global climate change has led to an increasing number of initiatives, across both the political and private spectrum, aimed at GHG and CO2 emission reduction. Of the 196 United Nation member states that adopted the Paris Agreement in 2015, 189 have since ratified it and made commitments to limit future GHG emissions. The Paris Agreement seeks to keep global warming below 2 degrees Celsius and preferably below 1.5 degrees Celsius, compared to pre-industrial levels.
To facilitate the transition towards a net-zero emission economy, many countries around the world have released dedicated hydrogen strategies and have set ambitious decarbonization targets. The U.S. is aiming to produce 100% carbon pollution-free electricity by 2035 and achieve a net-zero emissions economy by 2050. The EU is aiming to use 45% of energy from renewable sources by 2030 and reduce GHG emissions by 55%, as compared to its 1990 levels, by 2030. Spain plans to achieve 74% of renewable energy generation by 2030 and reduce GHG emission by 21% as compared to its 1990 levels. India’s objective by 2030 is to decarbonize energy production by 50% and achieve 500 GW of fossil fuel-free generating capacity. Many of these strategies include significant public investment, highlighting the understanding by many governments that hydrogen production needs public financial support to gain momentum in the market. In 2022, according to BloombergNEF Outlook, the annual investment in electrolyzer deployment was $1 billion. However, projections estimate that $36 billion will be invested in 2030, representing a 56% CAGR, according to BloombergNEF Outlook.
In July 2020, the EU adopted a comprehensive “hydrogen strategy” as an integral part of the “climate-neutral Europe” program, which includes policy actions, pertaining to investment support, support of production and demand, and creation of a hydrogen market and infrastructure. Since then, several initiatives, policies, and regulations have been developed by the EU to support the energy transition, including REPowerEU, Green Deal Industrial Plan, RED III, CBAM, and RFNBO. According to the European Commission, cumulative investments in renewable hydrogen in Europe could rise to approximately $180 billion–$470 billion by 2050. As of the date of this proxy statement/prospectus, approximately 16 EU Member States, Norway, and the UK have communicated hydrogen strategies, aiming for over approximately $55 billion in public funding and over 80 GW in installed capacity by 2030. We believe these initiatives have become more relevant and may attract more attention following the Russia-Ukraine conflict and the renewed focus on energy independence.
In the U.S., several policies and initiatives have been developed, including the “Road Map to a U.S. Hydrogen Economy,” a private initiative encouraged by major oil & gas, power, automotive, fuel cell and hydrogen companies. In August 2022, a landmark piece of legislation for hydrogen technology was passed, the IRA. The IRA allows renewable energy and clean hydrogen production facilities that meet certain requirements to receive a PTC and positions the U.S. as a low-cost region for hydrogen production, with expected growth to 21 GW in installed capacity by 2030. The IRA earmarked approximately $369 billion for energy security and climate initiatives.
Both the U.S. and European initiatives aim to ultimately stimulate and increase demand for hydrogen. Under the IRA framework, the U.S. seeks to do so by subsidizing production and making hydrogen competitive, while Europe is focused on directly creating demand by setting ambitious renewable energy and hydrogen specific targets.
In addition, adherence to ESG targets has become important to certain investors as they consider investing into private and public companies. Companies are also increasingly compelled to prioritize relevant ESG initiatives based on government initiatives and regulation.
Currently, energy production remains largely dominated by fossil fuels, and almost all existing hydrogen production comes from gas and coal. While the growing availability of at-scale renewable energy means that power production could go through a relatively swift decarbonization process, there will also be challenges for renewable energy sources. Common challenges of the most predominant renewable energy sources, wind and solar, are the intermittent supply of renewable electricity and irregular demand from end-consumers. On the supply side, in 2022, energy production from wind parks and solar plants only represented 11% and 13%, respectively, of global installed capacity and each exhibit substantial short- and long-term variations subject to weather and seasonal changes. Solar plants are further subject to daily variations between day and night.
According to the IEA, in 2022 the global installed capacity by energy sources remained largely dominated by non-renewable energy sources such as coal (over 33%) and natural gas (over 20%). Despite governmental efforts, both energy sources still represent almost half of the global installed capacity. Fossil fuels currently account for over 60% of total global electricity generation. However, significant progress has been made since the Paris Agreement was established. As for green renewable energy sources, wind, solar, hydropower and bioenergy represent 11%, 13%, 16% and 2%, respectively, which accounts for 42% of the global installed capacity.
On the demand side, energy consumption is likewise variable depending on the hour of the day and seasonal changes. Complete integration of renewables into the energy system will thus require both short- and long-term balancing. While energy transportation is possible via transmission lines, it is costly and difficult to establish due to local regulations and planning issues. Hence, an energy system based entirely on renewable energy sources would require a solution for storing energy when excess renewable energy is generated and for transporting such stored energy across distances. Batteries are not considered a viable option to act as buffering and balancing agents for integration in renewable energy infrastructure due to their low energy density and inability to store energy efficiently over extended periods.
Hydrogen is presented as a possible solution to the limitations of wind and solar energy and can be a clean alternative to natural gases, such as methane. It is the most abundant chemical element in the universe, contributing approximately 75% of the total chemical mass on the planet, with vast numbers of hydrogen atoms contained in water, plants, animals and humans. However, despite being present in nearly all molecules in living things, hydrogen is very scarce as a gas (less than one part per million by volume) in nature.
Green Hydrogen Market
Global hydrogen demand reached more than 95 Mt in 2022, compared to 91 Mt in 2019. Most of this increase was driven by the use of hydrogen in traditional applications, particularly in industry and refining. Demand for hydrogen in new applications, such as in heavy industry, transport, power generation, was very low in 2022, accounting for less than 0.1% of global hydrogen demand. In 2022, China consumed the most hydrogen at 28 Mt consumed, followed by the North America with 16 MT consumed, the Middle East with 12 Mt consumed, India with 9 MT consumed and Europe with 8 Mt consumed.

The green hydrogen market is nascent and highly fragmented. Given its attributes described above and variety of applications, we believe there is significant market opportunity for green hydrogen. According to BloombergNEF New Energy Outlook 2021, the green hydrogen energy market has the potential to reach $10 trillion in value by 2030. This is in part due to an expectation of green hydrogen to have a significant role in decarbonizing the industrial and mobility sectors. In the mobility sector, hydrogen is already being used and increasingly becoming a more commonly used source of fuel for both heavy and light forms of transportation by land and sea, which utilizes hydrogen that is converted to electricity through fuel cells. Further, green hydrogen is expected to play a key role in industrial use cases as an alternative raw material and as a fuel replacement for fossil fuels, replacing gas and coal.

On the demand side, according to the Hydrogen Council, green hydrogen is expected to surpass 9 Mt by 2030, from a demand of 0.1 Mt in 2023. According to the IEA, since 2021, the prominence of hydrogen as a green energy source has been gaining momentum.
Global Electrolyzer Market
Driven by this increased hydrogen demand, the electrolyzer market is expected to experience significant growth over the next decade. According to BloombergNEF, 2022 was a record year in electrolysis deployment, with more than 1 GW of additional installed capacity. When compared to the 0.2 GW capacity installed in 2021 according to the IEA, we see that the annual electrolyzer installations has increased fivefold from 2021 to 2022. This increase has led to a total operational capacity above 300 MW in Europe and North America. The favorable outlook for growth in electrolyzer demand has stimulated a boost in electrolyzer capacity, which has reached 2 GW in 2022 worldwide and could reach 242 GW in 2030, which could represent an 82% CAGR.

Global Growth of Green Hydrogen Projects
As of January 2023, globally, there are over 1,046 announced large hydrogen projects (above 1 MW) with $320 billion of required investment, according to the Hydrogen Council & McKinsey May 2023 Hydrogen insights report. All project maturity stages have grown by 30% to 40% yet remain heavily skewed toward early-stage projects. More than one half of the total announced projects are considered mature, about 120 GW out of the 230 GW.
As green hydrogen enters the growth phase of its development, key drivers of success, margins and competition are proving to be dynamic. The market has shifted from early-stage development to an upcoming exponential growth phase.
Our Business Model
Our involvement throughout the entire green hydrogen value chain
We have assembled a seasoned team that is able to provide customers with bespoke services across the entire green hydrogen value chain.

R&D: technical innovation
A focus of our R&D team is the development of more efficient and durable electrolysis technologies to reduce both CapEx and operating expenditures in green hydrogen production. The team’s current focus is the continuous improvement of PEM electrolyzers, and the development of next-generation SOEC and AEM technologies in partnership with leading institutions.
As of the date of this proxy statement/prospectus, we have built an R&D department of over 33 researchers dedicated to our R&D plan. This multidisciplinary team is comprised of eight employees and over 25 researchers through technology partnerships with prominent institutions, such as Loyola University (Andalucia), UCLM, Jaume I University (Valencia), University of Valencia, the IREC and the CSIC. Our mixed R&D model allows us to be more flexible and efficient, focus on sales, and lower structural costs, while providing for our exclusive ownership or licensing of intellectual property arising from research efforts.
We have won several grants to finance our R&D efforts. The grants amount to approximately $35 million and were provided by leading institutions such as the Institute for Energy Diversification and Saving, the Center for Technological Development and Innovation, or the European Commission. As of the date of this proxy statement/prospectus, we have entered into two exclusive patent licensing arrangements for electrolysis technologies, and we have five pending patent applications related to our BoP. We also have one patent application related to manufacturing SOEC stacks.
Development of Green Hydrogen Facilities
We provide our customers with integral solutions and services required to set up the facility prior to the construction phase, which includes identifying opportunities, carrying out the feasibility analysis, offtake agreements and sourcing financing.
We believe our key differentiators compared to other developers is our ownership of proprietary technology, our first-hand knowledge of costs and efficiencies involved in project development and our regulatory and technical expertise. Furthermore, we are flexible and provide tailor-made solutions to our customers. We have the necessary capabilities to negotiate and be involved in offtake agreements/PPAs and are well positioned to access a large number of opportunities since project developers are looking to partner with technology providers.
Currently, we have identified potential pipeline projects totaling 0.6 GW of our Integrated Product, focusing mainly on our core markets, EMEA and the Americas. We expect to form strategic partnerships with co-developers to help identify projects. We believe this partnership strategy allows us to expand more rapidly into new markets and leverage the local knowledge from our partners. As a result, we expect to reduce costs due to lower fixed labor expenses by limiting the number of employees on site and reducing time spent on project deployment.
To date, we have performed multiple feasibility and engineering studies for customers within the energy storage (Cobra), mobility (FM Logistic), aerospace (Albasix), and industrial (CTA, Repsol) sectors. Additionally, we continue to further develop our SoHyCal project in the in the U.S.
Manufacturing of the equipment
We have assembled a team of experts capable of providing our customers with comprehensive services including the engineering, procuring, manufacturing, integration, assembly, installation, commissioning and testing of electrolyzers and HRS we provide. Since 2016, we have manufactured and installed multiple electrolyzers and HRS, offering a specialized set of product offerings in the industry. The team focusing on this area is also responsible for start-up and testing work and has an estimate of approximately 15.5 MW projects under construction or 57 MW of awarded projects as of the date of this proxy statement/prospectus. Furthermore, we currently have an estimated total production capacity of approximately 200 MW per year. We expect our production capacity will increase to 300 MW in Q1 2024, once the Jhajjar facility becomes operational, and to further increase to 600 MW in 2024. We have a competitive advantage in this production area as we have a strong track record with PEM projects, we use our own proprietary technology, are able to provide tailor-made solutions and have scalable manufacturing facilities (e.g., our current estimated total production capacity of 200 MW per year, which we expect to increase to 300 MW in Q1 2024, as well as planning the construction of new manufacturing to keep up with demand, including the construction of a manufacturing facility in the United States and a new site in Colombia as well as our capability of providing ad-hoc manufacturing services for specific projects).

We provide customers the following electrolyzer solutions, that we tailor to our customers’ capacity needs:
1.	Containerized solutions for those units up to approximately 15–20 MW. These solutions are plug-and-play. Our product portfolio for the containerized solutions include:
Small-scale containerized system
•	Capacity of 3.2–12 kilowatts (“kW”)
•	Able to supply hydrogen production with a range of 0.5–2 normal cubic meter per hour (“Nm3/h”)
•	Optimal for small consumers (laboratories, residential, and small fleets)
•	Integrated within a cabinet

Medium-scale containerized system
•	Capacity of 50–300 kW
•	Able to supply hydrogen production with a range of 10–60 Nm3/h
•	These systems are integrated into 10-40 ft long containers depending on the size of the electrolyzers and the scope of the project

Large-scale containerized system
•	Capacity of 0.5–5 MW
•	Able to supply hydrogen with a range of 100–1,000 Nm3/h
•	These systems are integrated into several 40 ft containers
2.	Skid mounted solutions for those facilities greater than 20 MW. These solutions are installed on-site and connections are made among different components of the hydrogen facility.
When manufacturing these solutions, the skids and all interconnecting piping and cables are installed at our facilities and the entire unit is assembled to ensure the unit meets the customer’s agreed-upon standards. Once completed, the entire unit is disassembled and shipped to the project site, at which point it is re-assembled with minimal work as a result of the pre-assembly process, which saves time and mitigates risks.
At the request of customers, we can also provide CE and ETL marks, UL Stamps, and hazard and operability studies can be provided regardless of the size of the system or solution. Each unit is also tailored to comply with all local safety and installation requisites and with applicable codes and standards, depending on our customer geography.
We have a wide range of electrolyzers under commercialization, with one to four stacks, with a total maximum output of approximately 1,726kg of green hydrogen per day. Apart from manufacturing and installation, we can also cover start-up and testing based on the customer’s needs, and we oversee guarantees for cost, delay and performance that are granted to customers. We typically offer one-year warranties for the equipment we manufacture.
In addition, we manufacture and install HRS, a facility in which hydrogen is typically:
•	Compressed to the final storing pressure;
•	Stored in order to have enough flow to dispense the equipment to be fueled; and
•
Dispensed to the final consumer, that could be a forklift, light- and heavy-duty vehicles, maritime or industrial and residential use. Depending on the final use the dispensing system will vary accordingly.

Engineering, procurement, and construction (EPC)
We manage the end-to-end EPC projects, as well as consulting and integration solutions ranging from power generation to dispensing and injecting green hydrogen. We look to perform all design, EPC, construction, commissioning, and testing services requested for the construction of green hydrogen production facilities. Therefore, we have the necessary capabilities to build tailor-made hydrogen production facilities in less than 20 months including the engineering, purchasing, integrating, and commissioning all the equipment requested for the successful completion of the project.

Our main steps include:
•
Engineering: As soon as a project is awarded, we get involved in the development of the basic and detailed engineering as part of the design of the equipment, including designing specifications, procedures, calculations, permit documents, tabulations, instructions, and any other document requested for the manufacturing, commissioning and testing of the hydrogen production facilities. Most of these tasks are developed by in-house resources, although our team is able to manage and coordinate with other local engineering firms, if necessary, while keeping our know-how confidential.

•
Procurement: We purchase all materials and equipment needed and begin contract negotiations in parallel with our engineering team, by supporting commercial teams and leading technical aspects while supported by our engineering team. During this phase, we aim to build long-term relationships with key suppliers in the local market.

•
Construction: We oversee on-site construction and installation of the production facility, as well as the integration of our equipment with any third-party equipment if necessary. These tasks can be carried out by our own staff or through the hiring of subcontractors in local markets who are specialized in the applicable area of construction. We rely on our personnel to manage any subcontractors and supervise such work to ensure it complies with our expectations related to performance, cost, timeliness, quality and health and safety standards.

•
Commissioning and Testing: We also conduct, in coordination with our main suppliers, commissioning of the different systems of a project and the commissioning of entire hydrogen production facilities. Finally, performance tests are conducted to ensure the production facility complies with the committed features, until provisional acceptance is achieved, and the production facility reaches COD status.

This is done primarily in reliance on our own resources, though we may seek support from external subcontractors in some cases. We can fit the requirements of any customer, from a limited engagement of only providing equipment to full construction and integration of an entire hydrogen production facility. Depending on the nature of the project and requirements of the customer, we are prepared to offer different levels of guarantees to include coverage for costs, delays, and potential performance variances. We also typically offer a warranty of one year, but we may adapt any warranties to the customer’s needs, guaranteeing the availability of the facility and providing a warranty of all the components of the facility during that period of time.
Operation and maintenance support to our customers
Once a project is completed, we intend to offer our customers supporting services which can range from assisting the customer in a limited scope to full O&M services and guarantees for a project. With these services, we cover the entire value chain in the development, completion and operation of a hydrogen production facility. The most common services requested by our customers are:
•	PM: The customer develops the operation work plan, and we regularly visit the hydrogen facility for approved preventative maintenance to the facilities’ main equipment and components.
•
LTSA: Tasks may include full O&M services to be provided for a hydrogen facility or may be limited to only supervising services. Under these arrangements, we are responsible for providing guaranteed availability to the customer. Our employees are typically permanently located at the facility conducting surveillance tasks or O&M services, depending on the customers’ needs.

•
PG: For the Integrated Product, we intend to guarantee a specific level of the plant’s availability. We believe our offering positions us among the few green hydrogen companies capable of providing such level of assurance to our projects. Such a guarantee is of an outstanding importance in making these projects financially viable. In order to achieve the latter, we undertake a thorough analysis of the project’s business model, taking into account the availability required by the offtaker and potential penalties, and design a technical configuration that ensures this level of availability. This may involve sizing storage and entering into backup hydrogen contracts.

To instill investors with confidence that this level of availability can be met, we carry out a comprehensive risk analysis for each project. This analysis identifies all potential risks and assigns a probability of occurrence to each. We then mitigate each risk by obtaining insurance or designing the plant to include technical solutions such as duplicate critical spare parts or increased storage capacity.

Following this analysis, we quantify the remaining risk of the special purpose vehicle (SPV) so that it is acceptable to the investor in terms of risk and return. We help to design the appropriate solution that balances cost, return, and risk.
To ensure the required level of availability, we plan to own spare critical parts and equipment that can be used to replace any components that fail. The amount of spare parts needed will depend on the number of projects and megawatts to which we are providing this service, as well as the expected failure rates of each component.
Investments and asset management
Based on our business plan, in certain cases and for certain projects, we may opt to remain as a minority shareholder directly in the chosen investment vehicle for a project that we have developed. This way it enables us to potentially create a new and recurring revenue stream, including the distribution of dividends and proceeds from asset sales. Furthermore, in these projects, we intend to oversee 100% of production facility development, including electrolyzer manufacturing and EPC, as well as providing technical support to our customers.
Our Products
We look to offer our customers differentiated and scalable solutions. Currently, a majority of our revenue is generated from our Conventional Products, but we expect in the short to medium term that revenue from our Integrated Products will grow.
Conventional Product
Our Conventional Product allows us to collaborate on projects developed by third parties, typically contracted through a competitive bidding process. We offer equipment (including electrolyzers) and construction of production facilities, planning, and O&M services to those projects. We offer all the services for these hydrogen production facilities to become operational and our specific role may vary depending on the customer’s needs. We also provide a performance bond and other guarantees to customers for our products. Our Conventional Product is usually contracted through a competitive bidding process.
Our Conventional Product does not involve the development phase of the project. Normally during the construction phase, we first receive a bid request from a customer, usually in competition, to provide electrolyzers or hydrogen production facilities. Then, once the production facility is in operation, we receive a bid request from a customer, sometimes in competition, to provide O&M services.
Revenue streams for our Conventional Product include revenues from the provision of the electrolyzer, from the construction of the facility and from the operation and maintenance of the facility.
We have a vast sample of Conventional Product projects including the supply of 10 MW PEM electrolyzer capacity (five units) to power German HRS, the supply of 2.5 MW PEM electrolyzer to a leading gas distribution company, the supply of a 1 MW PEM electrolyzer, HRS to one of the largest ports in Spain, the supply of 1 MW electrolyzer to serve one of the most important transit agencies in Spain and detailed training and support in O&M for Cepsa, a leading Spanish gas company.
Integrated Product
Our Integrated Product will focus on the full-scale production and sale of hydrogen, from discovery of opportunities to offtake of a project. Our Integrated Product will provide all of the services required to set up a green hydrogen production facility, ranging from the project development at the earliest stages through obtaining COD status for a project and providing O&M services. Our Integrated Product will include the complete construction of the production facility and all of the development services required, including market and feasibility analysis, signing of PPAs and offtake agreements, and permitting, as well as any future O&M that might be required for the project. In these cases, we also look to provide construction and PG. Overall, our Integrated Product will have significant intangible value for us, as the production facilities utilizing this product will enable us to accelerate sales and grow.

We will offer two types of Integrated Product:
•
Self-Developed: We intend to participate in 100% of the project development and may remain a minority stake. Under this approach, we will sell the development to a financial partner, who will fund 85% or more of the project’s construction. We may develop the project by ourselves or partner with other co-developers to create synergies. These projects are currently focused on regulated markets such as the U.S. and Europe. Our SoHyCal production facility in California is an example of a self-developed project.

•
Third-Party Developed: We intend to position ourselves as a technology partner for third parties interested in developing green hydrogen projects. We will retain exclusivity over the whole project and provide turnkey solutions for such third-party developers. The third party is typically the lead developer, already having offtake agreement arrangements, but requiring technological capabilities to develop and build the project. This will sometimes be funded by the offtaker or by third-party funds. Our project with SDCL Energy Efficiency Income Trust plc (“SDCL”) is a clear example of a third-party developed Integrated Product. In such project, we act as a technology partner to SDCL, with the overall aim being decarbonizing cogeneration assets by introducing hydrogen as a substitute for natural gas.

Under our Integrated Product, we will be involved in the development phase of the project or the purchase of the development with investment partners. Normally during the construction phase, we are the exclusive contractor for the production facility, in charge of the full EPC and electrolyzer manufacturing. And finally, during the operations phase of the production facility, we exclusively provide the O&M services for the production facility.
We expect our Integrated Products will provide key intangible benefits to us, as it is a tool to develop projects for third parties and further accelerate sales for our other products and services.
Revenue streams for our Integrated Product may include revenues from a development fee upon financial close, from the provision of the electrolyzer, from the construction of the facility and from the operation and maintenance of the facility, and in case of being a minority shareholder, the revenues may come in the form of earning dividends.
Our Technology
Green hydrogen is a viable solution for global economy decarbonization, and we believe that we are well positioned to be part of this energy transition. Currently, there are four technologies in the market for green hydrogen production by using electrolysis: AWE and PEM which are currently the leading technologies in the market and are currently being commercialized, and AEM and SOEC which are emerging technologies. The differences in these technologies are mainly based on the electrolyte and operation temperature, which guides the selection of other materials and components. AWE and PEM are the most mature, well-understood, and widely commercialized of the four technologies. While both SOEC and AEM have significant potential, R&D is still underway, particularly regarding electrolysis stack degradation and resulting durability issues, which thus far have delayed the large-scale commercialization of these technologies.
We currently utilize PEM technology because it is more compact and easier to integrate with renewable energies, despite its higher CapEx requirements and lower efficiency when compared to AWE technology. Although we believe that PEM will continue to play a fundamental role in the short term, its dependence on precious metals, such as platinum and iridium, will likely cause a gradual shift towards other technologies. With this in mind, we are investing in next generation SOEC and AEM technologies as we believe they will be cost-competitive with AWE and PEM technologies once they reach technological maturity.
In PEM, we remain stack agnostic to adapt to market constraints. For our PEM offering, we procure “off-the-shelf” equipment, which we configure and package into a marketable product through value-add and detailed engineering for project and customer specifications. This allows for an efficient and robust electrolysis process as a result of our high-quality engineering and cost-optimized manufacturing. We have a diversified supplier network of stacks for our PEM offering to ensure consistent supply, with our current main supplier being a listed American hydrogen and fuel cell company.
Moreover, what differentiates us in the market is our ability to provide tailor-made turnkey solutions for our customers looking to install and operate leading green hydrogen production facilities. Through our engineering and domain knowledge, as well as our proven track record in delivering landmark hydrogen projects such as SoHyCal, we believe we are well positioned to provide customers comprehensive services and technologically advanced solutions in the development of their green hydrogen production facilities. To maintain our market position, we are developing proprietary SOEC and AEM stack technologies through our R&D efforts to ensure efficiency, flexibility, and quality.
For the development of AEM technology, we have signed several research and development agreements with different Spanish universities and institutions, such as the Centre for Energy, Environment and Technological Research (Centro de Investigaciones Energéticas, Medioambientales y Tecnológicas (CIEMAT)), CSIC, IREC, Loyola University, UCLM and the University of Valencia. Together, we aim to match or surpass current state of the art technology in terms of stack size, efficiency, and current density. As there is currently a small group of competitors in the AEM technology space, manufacturing an AEM electrolyzer would provide us a significant advantage. Our electrode manufacturing is based on “dry processes,” which may simplify large-scale manufacturing. Tests show that capacities could reach current densities of 600 milliamperes per square centimeter or higher.
When choosing our technology partners, we examine their track record in the electrolyzer and fuel cell fields, the quality of materials used in their processes, including the resistance and scarcity of such materials, and their supply chains.
We are also undergoing the development of our SOEC technology offerings. For this technology, we are working with IREC, which is leading the research for the electrodes, the electrolyte, and the stack. We are working on a SOEC electrolyzer with an expected power density higher than 3 watts per cubic centimeter. Our work aims to produce corrugated ceramic electrolytes and flat electrodes. While this might seem more complicated than the traditional process, 3D ceramic printing makes this process cheaper and more straightforward.
Our Strategic Alliances
We have partnered with top-tier institutions and companies in different capacities, including suppliers, financial and management partners, strategic partners, and R&D partners, to become a leader in the hydrogen industry. We are a member of ARCHES, a public-private partnership among several entities designed to create a sustainable statewide clean hydrogen hub in California, utilizing local renewable resources to produce hydrogen with the objective to fully decarbonize the regional economy. In addition, we have established an ecosystem of leading partners. Below are some examples of our strategic partnerships.
Ecopetrol: technology partner for decarbonization
Ecopetrol is Colombia’s most significant and primary petroleum company, and it is the second-largest oil and gas company in Latin America, currently ranked number 346 in the Fortune Global 500. In May 2022, we were selected by Ecopetrol as a technology partner to help decarbonize its activities through the development of green hydrogen production facilities. We were chosen after a robust selection process that included over 80 companies from 16 countries.
As part of our partnership, we will lead the construction of a manufacturing facility in Colombia to supply Ecopetrol’s South American market, as well as provide maintenance services and HRS once completed.
GreenH: JV to grow the hydrogen economy in Asia
In 2023, H2B2 launched GreenH, a joint venture with GR Promoter Group to develop the hydrogen economy in Asia. GR Promoter Group, through its flagship company GR Infraprojects Limited, an Indian public company, has more than two decades of experience in design, construction, and O&M of various road, railway, metro, and power transmission and distribution projects in India.
GreenH is based in India, and we maintain a 50% ownership. We expect to manufacture electrolyzers, and develop, construct, and operate green hydrogen generation plants for all sectors. In connection with our GreenH joint venture, we recently leased and are preparing a 9,700 m2 facility in Jhajjar, India, which will serve as a manufacturing facility with an estimated production capacity of 100 MW per year. We estimate the plant to be operational in Q1 2024.

Our key responsibilities include the development and transfer of technology, supply of stacks (PEM, SOEC, and AEM) and ensuring projects are up to date with any necessary technological upgrades.
JV with HVMX de México to expand into Mexico
We have created a joint venture, H2V2, with HVMX de México to expand operations into Mexico, which we believe currently is significantly behind the U.S. and Europe in terms of government initiatives to promote the hydrogen economy. HVMX de México is an engineering company whose purpose is the production, marketing, distribution, supply, import, export and storage of renewable hydrogen.
So far, H2V2 is focused on identifying potential customers and developing pilot projects. H2V2 will focus on green hydrogen solutions for industrial and mobility uses.
The main objective of this joint venture is to be positioned at the “starting line” upon an imminent Mexican regulatory framework for the promotion of green hydrogen. We further seek to benefit from the synergies with HVMX de México and take the lead in the decarbonization of Mexico’s industry and mobility.
Our Projects and Pipeline
We have been successful in identifying a robust and diversified pipeline of more than 200 projects that we believe could be contracted in the next 18 months representing approximately 7.5 GW split across our target markets (EMEA, the Americas, and APAC). Our pipeline includes installed projects, projects under construction, awarded projects and potential pipeline projects.

According to the advancement stage of the project, our pipeline as of the date of this proxy statement/prospectus is as follows:
Status	Expected Installed Capacity	Product Type	Description
Installed projects	Approximately 3.8 MW	Conventional Product
PowiDian (0.11 MW), Ecopetrol and Esenttia (0.27 MW), Cepsa (0.02 MW), FM Logistics (0.02 MW), VTT (0.02 MW), Técnicas Reunidas (0.07 MW), Ministry of Science and Innovation (Spain) (0.01 MW) and University of Valencia (0.003 MW).

Integrated Product
Our landmark SoHyCal production facility, one of the largest green hydrogen electrolysis production facilities in the U.S. Construction of Phase I (approximately the first 3 MW) has been completed and the plant is currently in operation.

Project under construction	Approximately 15.5 MW	Conventional Product	Projects under construction include GP Joule (10 MW), Redexis (2.5 MW), Serveo (1 MW), Puerto de Vigo (1 MW) and Medha (1 MW).
Awarded projects(1)	Approximately 57 MW	Conventional Product	Pending customer obtaining financial close, including projects, Dynamis Energy (30 MW), Rørvik project (18 MW) and GreenSwitch project (3 MW)(2).
Integrated Product
We recently received a conditional use permit for Phase II of SoHyCal which includes an additional 6 MW of electrolysis powered by a 15 MW solar facility. We are awaiting final approvals and financial close for Phase II. We are also awaiting review and approval of a separate conditional use permit for a HRS that will be part of Phase II.

Potential pipeline projects(3)	Approximately 7.4 GW	Conventional Product	Approximately 6.9 GW across several projects.
		Integrated Product	Approximately 0.6 GW across several projects
(1)	Projects awarded or named preferred bidder, subject to client obtaining financial close. The contract is still to be signed.
(2)	The commitment is that the plant will be operative in 2026. We have a Right of First Refusal with GreenSwitch and have helped them with the preparation for the tender process.
(3)
Includes projects that have not been awarded yet but are at varying stages of the process, including those that (i) we have bids out for, (ii) are at the budgetary or technological partner stage, (iii) are at the technical economical proposal or expected RFQ stage or (iv) are at the tender process or early development stage.

Highlighted projects under Construction
SoHyCal green hydrogen production facility in California
We are building one of the leading hydrogen production facilities in California. SoHyCal is expected to have a total electrolyzer capacity of 9 MW, making it one of the U.S.’s largest green hydrogen production facilities. It will be primarily powered by a 15 MW solar plant and a biogas engine that burns biogas from a dairy next to our production facility.
The project is divided into two phases:
•	SoHyCal Project Phase I: With a capacity of 3 MW of electrolysis, SoHyCal Phase I is powered by a biogas engine and has an electrolysis capacity of 1,290 kg/day.

•
SoHyCal Project Phase II: This phase will add an additional 6 MW of electrolysis capacity for a total expected capacity of 9 MW. This phase is planned to be powered by a 15 MW solar plant. We received a conditional use permit for Phase II from the Fresno County Planning Commission in June 2023, but final permitting and approvals for Phase II are still underway and are expected by Q4 2023. Phase II is also pending financial close in order to start operations. Once completed, it will have an expected electrolysis capacity of approximately 3,000 kg or more per day. We are also awaiting review and approval of a separate conditional use permit for a HRS from the City of Fresno as part of Phase II.

SoHyCal is a pioneer project for the region, as it is one of the leading hydrogen plants in California and is a pioneer project for us as a company both from a technical and a commercial standpoint, as we are performing the design and development, construction, financing, and operation of a 100% green hydrogen production facility. SoHyCal is a green hydrogen production facility located in California, which is currently pursuing US Federal Hydrogen Hub funding via ARCHES, a public-private partnership among several entities designed to create a sustainable statewide clean hydrogen hub in California utilizing local renewable resources to produce hydrogen and fully decarbonize the regional economy. SoHyCal is intended to serve California’s network of public refueling stations, including a self-developed HRS. The storage of hydrogen for SoHyCal involves storing the hydrogen in compressed gas and dispensing it into tube trailers and distributing it to refueling stations.
SoHyCal Phase I was awarded to us by the CEC in 2018, and construction started in September 2021. Phase I has been completed and the plant is currently in operation.
According to the CEC grant agreement, SoHyCal is required to have at least three full-time employees during the active operation and maintenance of the project. As of the date of this proxy statement/prospectus, three full-time employees were already working at SoHyCal.
Our team will be in charge of accomplishing the production facility’s target capacity with the CEC. This will be done through a LTSA. Our O&M specialists will rely on the following services:
•	On-site personnel taking care of the O&M of the production facility
•	Remote support from our engineering and O&M teams
•	Preventive maintenance of both spare parts and assistance
•	Corrective maintenance with recommended spare parts and assistance
We believe SoHyCal is a pioneering renewable hydrogen project in California—a market that is making significant efforts to increase hydrogen development compared to other global markets, and one that currently has significant unmet demand, particularly for transportation uses. Furthermore, SoHyCal is one of the largest pure renewable energy hydrogen projects in the U.S., using a 15 MW solar plant and biogas to power the facility, rather than the more common natural gas and steam methane reforming process. We believe that we have a “first mover advantage,” as SoHyCal is expected to lead the supply of renewable hydrogen to major offtakers present in the region to fill unmet demand. The project, which will be entirely developed by us, provides us with development experience that can be leveraged for future projects involving renewables, gas pipelines, permitting, and hydrogen distribution and transport. We believe that this will give us a significant competitive advantage over other hydrogen production facility developers.
GP Joule – 10 MW electrolyzer
In November 2022, we signed a contract to supply five PEM electrolyzers of 2 MW each to GP Joule, a German integrated energy supplier and one of the most relevant players in the heavy-duty vehicle mobility industry, having recently purchased a fleet of 5,000 40-ton hydrogen fuel cell trucks. These electrolyzers will power hydrogen refueling stations in Germany, producing in total 4,300 kg of green hydrogen per day. We are currently manufacturing the electrolyzers to be provided during 2023 and expect to begin operations in 2024. The hydrogen production facility will be powered by renewable energy, such as wind or solar.
Redexis – 2.5 MW electrolyzer
In February 2023, we were awarded a contract to supply a 2.5 MW electrolyzer for the Garray green hydrogen production facility, located in Soria, Spain. The Garray production facility is a joint private-public project, developed jointly by Redexis and Somacyl. Redexis is a leading Spanish gas company, primarily engaged in transmission and distribution networks of natural gas.

The project is projected to be executed during 2023 and 2024. The production facility is expected to have a storage tank with 150 m3 of hydrogen capacity and will be powered by a 5 MW PV installation. The hydrogen produced will be used for industrial and mobility applications within the complex.
Puerto de Vigo – 1 MW electrolyzer and HRS
In January 2023, the Puerto de Vigo project was awarded to a partnership between H2B2 and the infrastructure contractor ImesAPI. Our role involved providing a 1 MW electrolyzer and one HRS. This electrolyzer will be powered by renewable energy sourced from a nearby solar plant. Engineering services are currently underway and COD status is expected to be achieved in the third quarter of 2024.
Medha – 1 MW electrolyzer
In October 2023, we were awarded a contract to supply a 1 MW electrolyzer for a HRS project with Medha Servo Drives, a company that designs and manufactures railway products. The HRS is expected to have a capacity of 420kg/day to support the operations of Indian Railways, which is planning to operate 35 Hydrogen Trains as part of its “Hydrogen for Heritage” initiative. We are expected to supply the electrolyzer by Q4 2024.
Serveo – 1 MW electrolyzer
In October 2022, Serveo, a services and social infrastructure company, which is developing the project along the Empresa Municipal de Transporte, Madrid’s public transportation company, contracted us for the supply of a 1 MW electrolyzer to produce green hydrogen that will be used by up to 20 local municipal buses in the city of Madrid. We are expected to supply electrolyzers by January 2024.
Highlighted Awarded Projects
Rørvik project – 18 MW electrolysis production facility
The Rørvik project is an 18 MW hydrogen production facility located in Norway. The project was launched by a partnership between Greenstat, a renewable energy company, primarily focused on developing hydrogen, industrial wind, and solar energy projects, and NTE, which is one of the largest utility companies in Norway. The project has been selected to receive funds from Enova SF. We have been selected to develop the project through final investment decision (“FID”) status and to provide final EPC services. For this project, the stack will be provided by Hystar.
GreenSwitch BioFuel project – 3 MW electrolysis production facility
The project will involve the construction of a modular and scalable green hydrogen plant with a capacity of 3 MW powered by a solar plant (PV), located in Ferrandina, Italy. The commitment is that the plant will be operative in 2026. We have a Right of First Refusal with GreenSwitch, a bio-refinery that aims to produce clean chemicals using raw materials of vegetable origin. Furthermore, GreenSwitch was selected to receive a €10.0 million grant from the PNRR program for the construction of the facility.
Dynamis Energy project – 30 MW electrolysis production facility
The Dynamis Energy project is a 30 MW electrolyzer facility located in California. The project is promoted by Dynamis Energy, a waste-to-energy company serving governments, utilities, and private industries. We have been named preferred bidder for this project.
Potential Pipeline Projects
We believe that we are well positioned to execute a well-defined strategy in the green hydrogen space. Our near-term focus will be on expanding our PEM electrolyzer manufacturing capacity, enhancing our technical expertise, and bolstering our track record. Our main objective is to grow in project size, going from 1–10 MW projects to 50–100 MW projects. Additionally, we plan to expand geographically into EMEA, the Americas, and APAC, although our primary focus will remain on Europe and the U.S. Finally, we will look to target top-tier customers that we believe will lead the hydrogen economy in the future.

Furthermore, we also want to focus in the short term on growing our Integrated Product, building up its importance within our pipeline, and significantly increasing bookings. Our long-term focus is on expanding into new electrolysis technologies by beginning the commercialization phase of our proprietary SOEC and AEM electrolysis technologies.
As of the date of this proxy statement/prospectus, we have identified more than 200 opportunities, totaling approximately 7.5 GW.
For our Conventional Product within the potential pipeline projects we have identified projects totaling 6.9 GW. For our Integrated Product within the potential pipeline projects we have identified projects totaling 0.6 GW.
Our pipeline is primarily focused on our core markets in EMEA and the Americas and also in recurrent trustable customers. We have been active in these two regions for longer, but with time we expect other areas, such as APAC, which is still in an early development phase for us, to gain a more significant share within our project pipeline. We have demonstrated a robust track record of winning bids, recently being awarded a number of significant projects, such as with Rørvik, and Dynamis. We foresee a growth in the size of the projects that we will be involved in and expect to bid on some of the largest green hydrogen projects over the next few years.
Manufacturing, Raw Material and Supplier Relationships
As our business grows, we intend to continue expanding our manufacturing capabilities. In April 2023, we moved into a state-of-the-art new facility with 3,300 m2 of total surface, that integrates our corporate services and engineering and serves as our manufacturing hub in Seville, Spain. The facilities include a two-story office area of 600 m2 and provide for an estimated total production capacity of 200 MW per year.
In connection with our GreenH joint venture, we recently leased and are preparing a 9,700 m2 facility in Jhajjar, India, which will serve as a manufacturing facility with an estimated production capacity of 100 MW per year. We estimate the plant to be operational in Q1 2024.
We aim to co-locate our electrolyzer manufacturing facilities close to our major customers. This strategy, proven by our track record, demonstrates our ability to swiftly build local manufacturing capacity alongside large projects. Among the tasks financed by the IPCEI, funds awarded to us include those for the development and construction of manufacturing facilities for both AEM and SOEC technology stacks (100 MW capacity of manufacturing for each technology) and also for the manufacturing of electrolyzers. Furthermore, we are negotiating the construction of a manufacturing facility to supply electrolyzers to Enel for their planned hydrogen economy development in northern Spain.
Furthermore, we are planning the construction of a manufacturing facility in California that will enable us to further penetrate the U.S. market. This 4,800 m2 manufacturing facility will be strategically located in Fresno, California, between Sacramento and Los Angeles, one of the areas with the highest political support for renewable energy in the U.S. This facility is expected to start production in 2024, and is expected to be able to manufacture PEM, AEM, and SOEC electrolyzers once the technology is viable. Through this planned manufacturing facility, we aim to (i) expand our project footprint in the U.S. market, (ii) ensure compliance with U.S. federal, state and local requirements, and (iii) support execution capabilities in a key market.
Additionally, under our strategic partnership with Ecopetrol, we are planning the construction of a manufacturing facility in Colombia. Initially, the manufacturing facility will supply hydrogen exclusively to Ecopetrol, with the possibility to expand capacity to supply other customers in the region.
The raw materials used for our electrolyzer production are primarily steel, nickel, and nickel-based materials as well as various noble metals such as ruthenium, iridium, rhodium and platinum. Some of these materials are scarce natural resources and we are dependent upon a sufficient supply of such commodities. Our business has a dependency on the price and availability of these high-quality raw materials. Prices for such raw materials are susceptible to fluctuations driven by global or regional supply and demand dynamics in commodity markets and production capacity constraints among suppliers, which may include unavailability of certain raw materials or skilled labor, transportation costs, government regulations, geopolitical events, and changes in currency exchange rates, among other factors. A shortage of raw materials could arise from reduced production capacities on the global market, trade limitations for specific countries or other interruptions in global supply chains, including Russia’s invasion of Ukraine. Therefore, increased prices or lack of accessibility, whether for ourselves or those of our suppliers who use such raw materials in their components, could impair our production capability.

Nonetheless, most of the raw materials essential to our business are generally available from multiple sources and we attempt to mitigate potential supply risks by working closely with our suppliers on strategic inventories and coordinate schedules.
Our global operations have required us to establish, maintain and continuously grow our supply chain as we have expanded our geographic footprint across three continents. Our key suppliers provide equipment, such as PEM stacks or purifiers, and services for our R&D technology development and transportation. We are in the process of developing relationships with branded and trustable suppliers that allow us to have better technical and commercial terms in the future. The increase of our capacities will allow us to be more competitive in the future by reaching framework agreements with suppliers. Our procurement team is being reinforced for this purpose. This procurement process is supported by our engineering team, so both teams can procure in an efficient way to get the most out of the technical and commercial conditions. Our contracting strategy accounts for potential supply chain issues. By anticipating these issues, we accommodate for the current status of the market in the delivery dates.
We have established a network of leading industrial suppliers, mainly located in the U.S. and Central and Northern Europe, but we are constantly searching for new and more competitive suppliers.
For our electrolyzers, we primarily procure our PEM stacks from suppliers located in the U.S. In the past few years, more companies have entered the PEM stack technology space. We are now in contact with several of them to have alternatives to the Plug Power stacks, mitigating potential supplier risks and widening the range of possibilities in terms of services and products.
Research and Development; Intellectual Property
Our management team knows that the ability to grow and maintain a leading position depends on our ongoing R&D activities and our continuing investment in R&D. H2B2 Labs oversees the development of efficient and durable electrolysis technologies for cost efficient green hydrogen production, with the aim of maintaining and improving our position in the market. The goals of our R&D efforts include continuing to optimize our existing products and technologies, performing R&D in promising new technologies, and protecting and developing our intellectual property rights in these new developments and technologies.
Our full-time R&D employees work alongside over 25 researchers from our various technology partnerships. Our operating expenses on R&D for 2021 were $0.6 million and increased to $1.3 million in 2022.
Our mixed R&D model allows us to have more flexibility, lower structural costs, and ensure greater efficiency and higher quality through partnering with leading institutions. It also allows the rest of our team to focus more on our holistic services around the entire green hydrogen value chain.
As of the date of this proxy statement/prospectus, we had six pending patent applications. Of the six applications, five applications relate to BoP PEM electrolyzer offerings, while one patent application relates to the manufacture of next-generation SOEC stacks. As of the date of this proxy statement/prospectus, we also held six registered trademarks for H2B2 (in the U.S., EU, United Kingdom, Spain, South Korea, and Japan). Furthermore, we have also entered into licensing arrangements with third parties for patents related to electrolysis technologies.
In addition, we rely on non-disclosure agreements with employees, independent contractors, customers, and other third parties to protect our intellectual property and proprietary rights. Circumstances outside our control could pose a threat to our intellectual property rights. For more information, see “Risk Factors—Risks Related to H2B2—Risks Related to Information Technology, Intellectual Property, Data Security and Privacy—If we are unable to maintain, protect or enforce our rights in proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition, results of operations, cash flow and prospectus could be adversely affected.”
Competition
The green hydrogen industry is competitive and highly fragmented. New regulatory requirements for carbon emissions, technological advances, lower costs of renewable energy, improving electrolysis technology, and shifting customer demands are causing the industry to evolve and expand rapidly. There is a rising demand for green hydrogen for various end uses, and this industry transformation has created several opportunities for us and our competitors.

We believe our competitive strengths, including our holistic capabilities across the entire green hydrogen value chain, our customer-centric business model, our proprietary technology, our proven track record in delivering landmark large-scale green hydrogen production facilities, and our strategy delivered by our bespoke management team, allow us to compete well in the green hydrogen sector. We are uniquely positioned across the entire green hydrogen value chain as an electrolyzer manufacturer, EPC provider and project developer, thus allowing us to provide tailor-made solutions to our customers across the whole value chain.
Within the electrolyzer manufacturing space, we compete with several large competitors already successful in selling electrolyzers, most notably: Nel, ITM Power, Plug Power, Topsoe, Sunfire, Enapter, Alchemr, and Ionomr, among others. Some of our competitors have significantly greater financial capacity, manufacturing capabilities, marketing resources, and name recognition than we do. However, while most of our competitors typically focus on the manufacturing of a single electrolysis technology, we are technology agnostic, developing PEM, SOEC and AEM technologies concurrently. Furthermore, we are much more geographically diversified, and our partnership strategy allows us to bypass certain market entry barriers. One key differentiator is that we not only focus on the manufacturing of the equipment, but also, given our engineering background, and vast experience with facility development, we can offer our customers and prospective customers a broad range of services including the development of the facility as well as EPC and O&M services, among others.
Also, our competitive landscape includes EPC providers and project developers, such as Lhyffe, Air Liquide, Air Products, Iberdrola, Linde, ThyssenKrupp Nucera, Siemens, HDF, and Cummins. Nonetheless these larger, diversified players are more focused on hydrogen production rather than project development, commissioning, and O&M services. We, as a green hydrogen platform, offer products and services throughout the entire green hydrogen value chain, from the design, engineering, manufacturing, construction, commissioning, operation and maintenance of hydrogen production facilities, including technology development, manufacturing of electrolyzers, asset management, to the transport, storage, and sale of green hydrogen. Our hydrogen experience, track record in completing large scale projects, and our unique offer of delivering turnkey solutions has helped us to successfully identify a robust and diversified pipeline of more than 200 projects and we plan to replicate this success going forward by continuing to focus on expanding our pipeline and winning bids.
Regulation
We are a global green hydrogen platform and aim to develop our business in the following central regions: EMEA, the Americas, and APAC. Our activities are subject to various federal, state, local, and foreign laws, rules, and regulations.
We operate in an industry that is subject to many established environmental regulations. We are also subject to laws and regulations surrounding health, safety and transportation, including laws and regulations governing the generation, use, processing, treatment, storage, transportation, disposal, release of, and exposure to, hazardous materials.
Green hydrogen’s growth is globally supported by governments pledging substantial investments to reach ambitious decarbonization targets. To achieve said targets, key initiatives, policies, and regulations have been developed in each region/country where we have a presence. In recent months, we have seen several environmental regulations being discussed or implemented. Below is a summary of such rules applicable to us and our activities. The summary has been included for illustrative purposes only and is not intended to be an exhaustive description of all laws, rules, and regulations applicable to our operations in the U.S., the EU, APAC, and Latin America. In addition to the rules summarized below, we are generally subject to, among others, U.S. company and tax laws, which are not described in this section.
United States
The U.S. is an important market for us. In June 2021, the DOE launched the first of its Energy Earthshots, an initiative intended to accelerate technological breakthroughs, address technological challenges, and reduce costs of clean energy technologies over the next decade that will help provide 100% clean energy electricity by 2035 and net zero carbon emissions economy-wide by 2050, the Hydrogen Shot. The Hydrogen Shot seeks to reduce the cost of clean hydrogen by 80% to $1/kg of clean hydrogen by 2030. Hydrogen regulation in the United States is dealt with at two main levels: nation-wide federal regulation and individual state regulation.
Our operations in the U.S. are subject to extensive federal, state and local laws and regulations that regulate the discharge of materials into, or otherwise relate to the protection of, the environment. These laws and regulations may, among other things, require the acquisition of various permits; require notice to stakeholders of proposed and ongoing operations; require the installation of expensive pollution control equipment; restrict the types, quantities and concentration of substances that can be released into the environment; and require remedial measures to address pollution from our current and former operations.
Numerous governmental agencies issue rules and regulations to implement and enforce such laws, which may be difficult and costly to comply with, and which may carry substantial administrative, civil and even criminal penalties for any failure to comply. Violations and liabilities with respect to these laws and regulations could also result in remedial obligations, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our financial condition, results of operations and cash flows. In certain instances, citizens or citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws or to challenge our ability to receive environmental permits that we need to operate. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose “strict liability” for environmental contamination, rendering a person liable for environmental and natural resource damages and clean-up costs without regard to negligence or fault on the part of such person.
Key regulations and policies impacting us in the region include:
US: Regulatory Framework – Federal Level
Production
Clean Air Act. Our operations are subject to the federal Clean Air Act administered by the U.S. Environmental Protection Agency (“EPA”) and comparable state and local requirements to control emissions from sources of air pollution. Federal and state laws require new and modified sources of air pollutants to obtain permits prior to commencing construction. Major sources of air pollutants are subject to more stringent, federally imposed requirements including additional permitting requirements. Federal and state laws designed to control toxic air pollutants and GHGs might require installation of additional controls.
The EPA regulates hydrogen production, including pursuant to 40 CFR Part 98, Subpart P. Specified facilities that emit 25,000 metric tons of CO2e or more per year must comply with EPA’s GHG reporting requirements, emissions monitoring and quality assurance requirements, and other data reporting requirements.
Clean Water Act. The EPA also administers the federal Clean Water Act (“CWA”). The CWA and implementing regulations, which are primarily enforced through a system of permits, govern the discharge of certain pollutants into waters of the United States.
CERCLA. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) is also known as the Superfund law. CERCLA and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on parties that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the current or former owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Such “responsible parties” may be subject to joint and several liability under CERCLA for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.
RCRA. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and clean-up of hazardous and nonhazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA.
OSHA. The Occupational Safety and Health Act (“OSHA”) and comparable state laws regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations, and the provision of such information to employees, state and local government authorities and citizens. Other OSHA standards regulate specific worker safety aspects of our operations.

Project Development
For any green hydrogen project, numerous federal laws may be triggered when a federal agency approval is required. For example, the National Environmental Policy Act requires a federal agency undertaking a discretionary major federal action that significantly affects the quality of the human environment to prepare a detailed statement on the environmental impact of the proposed action. If the impacts are not significant, the agency may prepare a less comprehensive environmental assessment or a finding of no significant impact to meet the law’s requirements. This process has the potential to delay development of some of our projects.
US: Public Support–Federal Level
Inflation Reduction Act
The IRA was passed in the U.S. in August 2022 and earmarks approximately $369 billion for energy security and climate initiatives. Under this legislation, clean hydrogen production facilities, starting in 2023, can receive a PTC for the first ten years after such facility was placed in service. This PTC is up to $3.00 per kg of hydrogen produced in the United States (or a possession of the United States); provided that certain prevailing wage and apprenticeship requirements are satisfied (or an exception applies). The clean hydrogen PTC does not place any limitations on the intended use of the hydrogen produced.
Bipartisan Infrastructure Law (“BIL”)
In November 2021, the U.S. enacted the Infrastructure Investment and Jobs Act, also known as the Bipartisan Infrastructure Law, which earmarks $9.5 billion to expand the use of clean hydrogen in the industrial sector and beyond, including $8 billion directed to establishing regional clean hydrogen hubs across the United States. These hubs will support the DOE goal of a 100% clean electrical grid by 2035 and net-zero emissions by 2050.
The BIL also sets aside $1 billion for the Clean Hydrogen Electrolysis Program intended to reduce the cost of hydrogen produced from clean electricity and allocates $500 million to fund Clean Hydrogen Manufacturing and Recycling Initiatives to support domestic clean hydrogen supply chains. The BIL also requires DOE to develop a clean hydrogen strategy and roadmap, establish a clean hydrogen production standard, and solicit proposals for the development of regional clean hydrogen hubs.
National Clean Hydrogen Strategy and Roadmap
This “roadmap” was produced by the DOE and includes three key priorities for the U.S.: increasing the high impact use of clean hydrogen, reducing the cost of clean hydrogen production, and deploying regional clean hydrogen hubs. The roadmap is based on demand scenarios for 2030, 2040, and 2050, with strategic opportunities for 10 Mt per year by 2030, 20 Mt by 2040, and 50 Mt by 2050. This roadmap reiterates the Hydrogen Earthshot objective to reduce production cost of clean hydrogen by 80% to $1/kg by 2030.
Clean Hydrogen Production Standard (“CHPS”)
The DOE issued guidance for a CHPS that proposes a lifecycle GHG emissions target of 4 kg CO2e/kg H2 to meet the requirements of the BIL. The CHPS is not a regulatory standard, and DOE may not necessarily require future funded activities to achieve the standard. However, hydrogen hubs receiving federal funding, discussed below, will be required to “demonstrably aid achievement” of the CHPS by mitigating emissions across the supply chain.
H2 Hubs Program
In November 2021, the U.S. enacted the Infrastructure and Jobs Act, also known as the Bipartisan Infrastructure Law, which earmarks $8 billion that will create jobs to expand the use of clean hydrogen in the industrial sector and beyond, including $7 billion directed to establish six to ten regional clean hydrogen hubs (H2Hubs) across the United States to develop innovative hydrogen supply and end-use networks.
Clean Hydrogen Electrolysis, Manufacturing and Recycling
In March 2023, DOE published a $750 million Funding Opportunity Announcement (“FOA”) to promote cost reductions in clean hydrogen production. The FOA aims to (i) reduce the cost of clean hydrogen production using electrolyzer technologies to less than $2/kg H2 by 2026, (ii) advance new manufacturing technologies and techniques for clean hydrogen production and use equipment, specifically for electrolyzer and fuel cell technologies, and (iii) research, develop, and demonstrate innovative and practical approaches to increase the reuse and recycling of clean hydrogen technologies.

Industrial Demonstrations Program
DOE has announced approximately $6 billion in funding to accelerate decarbonization projects in the highest emitting industries, including iron and steel, aluminum, cement, and concrete. Eligible hydrogen projects include hydrogen-based direct reduced ironmaking facilities; hybrid glass furnace approaches such as hydrogen fueling with electrification; new ironmaking or steelmaking technologies with hydrogen integration; and conversion of iron and steelmaking thermal processes to clean hydrogen.
US: Regulatory Framework and Public Support – State Level – Focus on California
California Public Utilities Commission
The California Public Utilities Commission (“CPUC”) may have regulatory authority over certain hydrogen projects. The CPUC is empowered to supervise and regulate every public utility in the state, which includes gas corporations that own, control, operate, or manage gas plants dedicated to the public use. Depending on their circumstances, hydrogen production, transmission, and distribution facilities may be considered “gas plants” subject to CPUC regulation; however, the CPUC has not yet reached this question in any proceeding.
California Energy Commission
In June 2022, the California Legislature passed Assembly Bill (AB) 205, granting the CEC exclusive siting authority over certain types of clean energy projects, which could include qualifying hydrogen projects or associated facilities. Under AB 205, the CEC’s authority to site and approve eligible projects would largely replace the authority of cities, counties, and regional agencies who currently issue permits, certificates, or similar approvals for these facilities.
Project Development
Several additional state laws may be triggered as part of siting and approving a green hydrogen project. For example, the California Environmental Quality Act requires public agencies to evaluate and consider the environmental consequences of their proposed actions; consider and respond to relevant public comment on such actions; and, when feasible, avoid or mitigate associated adverse environmental impacts.
Green hydrogen projects may also be subject to various state and local project siting, land use, and zoning requirements.
Low Carbon Fuel Standard
The Low Carbon Fuel Standard (“LCFS”) program is designed to decrease the carbon intensity of the state’s transportation fuel pool by offering credits for low-carbon transportation fuels, such as hydrogen.
Two categories of hydrogen can generate credits under the LCFS: (i) hydrogen used in fuel cell electrical vehicles and (ii) renewable hydrogen used for fuel production. In addition to generating LCFS credit for dispensed fuel, eligible hydrogen stations can generate infrastructure credits under the LCFS’s Hydrogen Refueling Infrastructure (HRI) provision.
LCFS credits can be used to meet a regulated entity’s annual compliance obligations or may be monetized by transferring the credits to a buyer in exchange for cash.
Zero-Emission Vehicle Regulation
Requires large volume and intermediate volume vehicle manufacturers to bring to and/or operate in California a certain proportion of their sales as plug-in hybrid electric vehicles or zero-emission vehicles.
The 2022 Advanced Clean Cars II regulations require all new passenger cars, trucks, and SUVs sold in California to be zero emissions by 2035.
Advanced Clean Trucks Regulation
The Advanced Clean Trucks regulation requires manufacturers who certify Class 2b-8 chassis or complete vehicles with combustion engines to sell zero-emission trucks as an increasing percentage of their annual California sales from 2024 to 2035. By 2035, zero-emission truck/chassis sales would need to be 55% of Class 2b-3 truck sales, 75% of Class 4-8 straight truck sales, and 40% of truck tractor sales.

This regulation also requires large entities and fleets to report about their existing fuel operations to help identify future strategies to ensure that fleets purchase available zero-emission trucks and place them in service where suitable.
Advanced Clean Fleets Regulation
The California Air and Resources Board recently approved an Advanced Clean Fleets regulation requiring all medium- and heavy-duty vehicles produced by manufacturers for purchase in California to be zero-emission starting in 2036.
The regulation also requires fleets performing drayage operations, those owned by State, local and, federal government agencies, and high priority fleets to transition to zero-emission vehicles by specified deadlines.
Clean Transportation Program
The CEC’s Clean Transportation Program provides funding to support innovation and accelerate the development and deployment of advanced transportation and fuel technologies. Funding is used to develop retail hydrogen fueling stations with a target of 100 stations operating in California.
H2B2 was awarded a US$3.96 million grant from the CEC Clean Transportation Program in the context of the SoHyCal project, with an investment aim for H2B2 to generate up to 1,000 kg/day of 100% emission-free hydrogen to serve the Hydrogen Refueling Stations of the San Joaquin Valley and the San Francisco Bay Area. The term of the grant is from November 8, 2021 to October 31, 2024.
European Union
Net-Zero Industry Act
In March 2023, the UN announced the European Net-Zero Industry Act, which calls for 40% of the hydrogen equipment used in Europe to be manufactured in Europe. Furthermore, the European Commission announced the creation of an approximately $3 billion European Hydrogen bank in September 2022 and announced a target to have 50% of all hydrogen demand in the industry come from renewable origins by 2030.
REPowerEU
In May 2022, the EU announced its REPowerEU plan which aims to rapidly reduce dependence on Russian fossil fuels by 2027. For this purpose, a combination of short-, mid-, and long-term targets and measures have been set covering the following three pillars: (i) demand reduction, (ii) diversification of suppliers for conventional fuel imports while future-proofing the corresponding infrastructure, and (iii) acceleration of the transition to renewable energy sources. The plan sets targets to develop the hydrogen infrastructure including:
•	10 Mt of renewable hydrogen production in the EU and the same quantity of imports by 2030
•	Doubling the number of hydrogen valleys through Hydrogen Joint Undertaking
•	Mapping hydrogen infrastructure needs by March 2023
•	Scaling up of electrolyzer manufacturing, details outlined in the “Electrolyzer Declaration”
•	Aligning sub-targets for RFNBOs for industry and transport
•	Defining objectives for renewable hydrogen production and establishing methodology for calculating GHG emissions of different production methods
Green Deal Industrial Plan
In February 2023, the European Commission announced the Green Deal Industrial Plan, which aims to provide a more supportive environment for the scaling up of the EU’s manufacturing capacity for the net-zero technologies and products required to meet Europe’s ambitious climate targets. This plan is based on four pillars: (i) a predictable and simplified regulatory environment, (ii) speeding up access to finance, (iii) enhancing skills, and (iv) open trade for resilient supply chains.

RED III
In October 2023, RED III was approved, which defines the level of renewable energy or fuels to be used in certain sectors. RED III sets the following targets for 2030:
•	Share of renewable energy in the EU’s overall energy consumption to 42.5% with an additional 2.5% indicative top up to allow the target of 45% to be achieved
•	A 1.6% annual increase in renewable energy usage for the industry sector and 42% of the hydrogen used in industry should come from RFNBOs
•	Transport shall reduce emissions by 14.5%. Biofuels and RFNBO to occupy 1% of fuels in transport by 2025. 5.5% of fuels used in transport shall be biofuels or RFNBO by 2030, with a minimum 1% RFNBO
•	RFNBO shall occupy 1.2% of the total amount of energy supplied to maritime transport section
•
Indicative target of at least a 49% renewable energy share in buildings and a binding increase for renewable energy targets for heating and cooling of 0.8% per year at a national level until 2026 and 1.1% from 2026 to 2030

•
Faster permitting processes – national authorities will have 12 months to approve or reject new solar and wind farms if they are in a renewable “acceleration area.” Outside these areas, the process should not exceed 24 months

Member states will have the possibility to discount some of these targets including their RFNBO share in industry by 20% if they can prove that their national contribution to the overall EU renewables target meets their expected contribution, and if the share of hydrogen from fossil fuels consumed in the member state is not more 23% in 2030 and 20% in 2035.
CBAM
In May 2023, Carbon Border Adjustment Mechanism was formally adopted as an effort from the EU to reduce carbon emissions by imposing CO2 emissions tariffs on imported products of carbon intensive use entering the EU. On October 2023, CBAM entered into application in its transitional phase, only applying to certain imported goods: cement, iron and steel, aluminum, fertilizers, electricity and hydrogen. During this trial phase importers of these sector will be required to report GHG embedded in their imports (direct and indirect emissions), without making any financial payments or adjustments. Once the permanent system enters into force on January 1, 2026, importers will need to declare and pay a levy for their carbon emissions. CBAM is expected to eventually – when fully phased in – capture more than 50% of the emissions in ETS covered sectors. The objective of the transitional period is to serve as a pilot and learning period for all stakeholders (importers, producers and authorities). The gradual introduction of the CBAM is aligned with the phase-out of the allocation of free allowances under the EU Emissions Trading System (ETS) to support the decarbonization of EU industry.
Latin America
We also aim to develop our presence in key Latin American markets. We are currently involved in one of Colombia’s pilot green hydrogen projects, Ecopetrol, and have ambitions to grow our presence in Uruguay and Chile. A number of strategies are in place or under development to support the growth of green hydrogen production in the region and to be a low-cost player and exporter to the global market.
Colombia’s Hydrogen Roadmap
In 2021, Colombia’s Mines and Energy Ministry published a hydrogen roadmap establishing the commitment to low-carbon hydrogen development in Colombia in a three-phased approach. The objective of the roadmap is to install 1– 3GW of electrolyzer capacity in Colombia by 2030. The roadmap aims to decrease the price from 2.1–2.8 $/kg to 1.1–1.5 $/kg by 2050. In 2021, Colombia further announced the Energy Transition Law for financing of hydrogen development, which assigns responsibility to the Fund for Non-Conventional Renewable Energy Sources and Energy Efficiency (“FENOGE”) to promote and finance Green and Blue Hydrogen projects. In July 2022, FENOGE approved the financing of 10 hydrogen projects for a total value of approximately $6.5 billion.

Chile Hydrogen Strategy
In 2020, Chile published its National Hydrogen Strategy, aiming to be one of the world’s leading low-cost exporters of green hydrogen globally by 2040. The strategy aims to produce the cheapest green hydrogen globally at less than $1.5/kg by 2030. The Chilean production development agency, CORFO, intends to finance six hydrogen projects with a total capacity of 396 MW that are expected to be up and running by 2025. These projects will be funded by public subsidies of $50 million.
Uruguay Hydrogen Roadmap
In mid-2022, Uruguay published its draft Hydrogen Roadmap, which outlines steps for the country to produce and export hydrogen. Specifically, Uruguay plans to produce close to one million tons per year by 2040, which will require the installation of 20 GW of renewable energies and 10 GW of electrolyzers. According to the Green Hydrogen Roadmap in Uruguay, Green hydrogen and its derivatives represent a $2.1 billion annual revenue opportunity for Uruguay by 2040, driven by the synthetic fuel and hydrogen export markets as well as by the use of hydrogen for the deep decarbonization of its economy. The Uruguayan government has identified green hydrogen as a key component of its sustainability program. They are dedicated to implementing necessary regulations, expediting permits, offering appealing incentives, and evaluating the essential infrastructure for its development. Furthermore, they are considering potential future promotions to encourage its growth.
APAC: India and Australia
Our growth areas in the APAC market are focused on India and Australia. BloombergNEF and the IEA predict that the APAC region will install 30 GW in green hydrogen projects by 2030. The APAC regulatory environment is more nascent compared to the EU and the U.S. In 2021, India adopted a net-zero target by 2070 and is committed to establishing a non-fossil energy capacity of 500 GW by 2030. The regulations regarding green hydrogen that may impact us in the APAC region include:
India’s National Hydrogen Mission
In January 2023, the Indian government approved the National Green Hydrogen Mission to scale up its green hydrogen production and to align India’s energy transition with best practices globally. India is targeting producing 5 million metric tons of green hydrogen per annum by 2030. To achieve this goal 15 GW of electrolyzer capacity will need to be installed by 2030. An associated renewable energy capacity of 125 GW and grid transmission network was identified to be able to meet this goal.
As part of the National Green Hydrogen Mission, Rs 19,744 crore (approximately $2.3 billion) is available in funding support for renewable hydrogen production and electrolyzer manufacturing. According to NITI Aayog, an Indian Government think tank, and a Rocky Mountain Institute report, hydrogen demand in India is expected to increase fourfold by 2050.
Australia’s National Hydrogen Strategy
In 2019, Australia released its National Hydrogen Strategy followed by an announcement in February 2023 by the Australian Government’s Energy and Climate Change Ministerial Council that they would lead a Review of the strategy. According to the Australian Renewable Energy Agency, demand for hydrogen exported from Australia could be over 3 Mt/year by 2040. The National Hydrogen Strategy further supports the Australian government’s broader industrial strategy, the Low Emissions Technology Statement that was announced in 2021, which includes a stretch target to bring the cost of hydrogen below AUD $2/kg. The Australian Hydrogen Council, based on a report by a consulting firm, has also encouraged the Australian government to introduce a production credit of AUD $2/kg for hydrogen projects over ten years.
Australia’s Regional Hydrogen Hubs Program
In 2022, Australia announced plans to earmark up to AUD $526 million in grants, to be used for the implementation, roll-out and development design for up to 17 total hydrogen hubs. The funding will cover the construction of eight of these hubs, and feasibility and design studies for further hubs.
Employees
As of the date of this proxy statement/prospectus, we had 67 full-time employees located in Seville, Spain, four full-time employees located in the U.S, and eleven full-time employees located in India through our GreenH joint venture. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.
Facilities
Our registered office is located at 8 The Green A, Dover, DE 19901 and we maintain a co-working space in Fresno, California. We also lease our main manufacturing facility in Seville, Spain, and our offices are located within the same facility. This leased facility consists of 3,380 m2 of working space, including a two-story office area of 600 m2. The lease will expire in December 2027. We believe that this office and manufacturing space is adequate for our needs for the immediate future. Upon execution of our expansion plans, we believe this property will accommodate our planned growth for the foreseeable future.
We also have two leases for our facility in Fresno, California, each with a commencement date of February 1, 2021.
•	Lease with Bar 20 Dairy, LLC of our hydrogen production facility, 1.5 acres, for a 22-year initial term that has since commenced, with optional subsequent renewals.
•	Lease with Bar 20 Dairy, LLC for a solar plant, 40 acres, for a 22-year initial term that will commence when the solar plant is complete, with optional subsequent renewals.
Furthermore, we recently leased a 9,700 m2 manufacturing facility in Jhajjar, India. The lease will expire in June 2031.
As of the date of this proxy statement/prospectus, we own, develop/operate/supply projects described under “—Our Projects and Pipeline.”
Legal proceedings
From time to time, we may be subject to various claims, lawsuits and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions or relief. We have not been and are not currently a party to, nor are we aware of, any claims, lawsuits and other legal and administrative proceedings which, in the opinion of management, are likely to materially adversely affect our business, operations, results or financial or other condition.

SELECTED HISTORICAL FINANCIAL INFORMATION OF H2B2
The information presented below is derived from the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus.
H2B2’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. The selected financial information set out below is a summary only. It may not contain all the information that is important to prospective investors and, accordingly, should be read in conjunction with “Risk Factors,” “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2, included in this proxy statement/prospectus.
Consolidated Statements of Operations for the periods indicated below
	Three-month period ended September 30,		Nine-month period ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022	2021
	(unaudited)		(unaudited)
Product sales	$765,272	$408,999	$7,932,684	$1,646,000	$3,491,673	$961,607
Cost of sales	706,042	372,924	7,924,701	1,375,548	3,042,412	815,956
Gross profit	59,230	36,075	7,983	270,452	449,261	145,651
Operating expenses:
Research and development	723,436	251,048	1,894,644	908,545	1,333,961	588,281
Selling, general and administrative	2,883,447	835,041	7,403,238	2,383,248	3,904,132	3,220,510
Depreciation and amortization of long-lived assets	51,700	38,576	134,151	49,332	88,257	24,178
Income from grants	1,004,131	113,748	1,709,387	530,903	801,991	242,170
Losses from unconsolidated investments	(124,100)	—	(131,132)	—	—	—
Loss from operations	(2,719,322)	(974,842)	(7,845,795)	(2,539,770)	(4,075,098)	(3,445,148)
Other income (expense):
Other income	—	—	326,203	411,878	411,878	105,979
Interest and financial income (expense), net	(159,424)	(495,677)	(341,332)	(1,252,200)	(557,112)	(757,444)
Total other income (expense), net	(159,424)	(495,677)	(15,129)	(840,322)	(145,233)	(651,465)
Loss before income tax expense	(2,878,746)	(1,470,519)	(7,860,924)	(3,380,092)	(4,220,331)	(4,096,613)
Income tax expense	22,764	16,403	69,884	39,643	76,128	34,391
Net loss	(2,901,510)	(1,486,922)	(7,930,808)	(3,419,735)	(4,296,459)	(4,131,004)
Less: Net loss attributable to non-controlling interests	—	—	—	—	—	(253)
Net loss attributable to Stockholders	$(2,901,510)	$(1,486,922)	$(7,930,808)	$(3,419,735)	$(4,296,459)	$(4,130,751)
Net loss per share:
Net loss per share – basic	$(0.30)	$(0.15)	$(0.82)	$(0.35)	$(0.44)	$(0.50)
Net loss per share – diluted	$(0.30)	$(0.15)	$(0.82)	$(0.35)	$(0.44)	$(0.50)
Weighted average shares outstanding – basic	9,515,008	9,729,856	9,621,235	9,732,972	9,726,763	8,321,904
Weighted average shares outstanding – diluted	9,515,008	9,729,856	9,621,235	9,732,972	9,726,763	8,321,904

Consolidated Balance Sheets as of the dates indicated below
	As of
	September 30, 2023	December 31, 2022	December 31, 2021
	(unaudited)
Total assets	$36,546,097	$25,185,188	$17,446,766
Total liabilities	51,504,826	16,702,754	4,607,604
Total (deficit) / equity	(14,958,729)	8,482,434	12,839,162
Total liabilities and equity	$36,546,097	$25,185,188	$17,446,766
Consolidated Statements of Cash Flows for the periods indicated below
	Nine-month period ended September 30,		Year ended December 31,
	2023	2022	2022	2021
	(unaudited)
Net cash (used in)/provided by:
Operating activities	$1,428,427	$(3,032,551)	$(4,712,637)	$(5,411,020)
Investing activities	(5,651,351)	(408,931)	(1,240,429)	(1,736,570)
Financing activities	10,583,576	(28,138)	(20,230)	9,014,233
Effect of exchange rate changes on cash and cash equivalents	129,184	(1,224,221)	(526,836)	(650,253)
(Decrease) increase in cash and cash equivalents	$6,489,836	$(4,693,741)	$(6,500,132)	$1,216,390

H2B2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” “H2B2,” or the “Company” refer to H2B2 Electrolysis Technologies, Inc. and its subsidiaries prior to the consummation of the Business Combination.
The following discussion and analysis of our results of operations and financial condition should be read together with sections “Financial Statements Presentation,” “Selected Historical Financial Information About H2B2,” “Unaudited Pro Forma Combined Financial Information,” the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2, the 2022 Audited Consolidated Financial Statements of H2B2 and their related notes included elsewhere in this proxy statement/prospectus.
This discussion and analysis contain certain forward-looking statements based upon current expectations that involve risks and uncertainties. Our future results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Information About H2B2” in this proxy statement/prospectus.
The objective of this discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of the Company, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources.
Overview
We are a global green hydrogen platform that provides bespoke integrated solutions to our customers across the whole hydrogen value chain. Our customer-centric, one-stop shop offering enables seamless and effective support through the entire lifecycle of a hydrogen production facility (including the identification of the opportunity, R&D, design, EPC, and operation and maintenance services for the hydrogen facility), and complete solutions for transportation, storage, and sale of green hydrogen.
Our global strategy aims to offer our products and services in regulated markets where hydrogen is expected to play a key role in decarbonizing mobility and industrial activities, among other sectors of the economy, and for hydrogen storage solutions to secure energy independence. Our target markets include EMEA, the Americas, and APAC, where we have built a robust and diversified project pipeline and identified significant growth opportunities. In light of our proprietary technologies and successful track record in delivering large-scale projects, we believe we are positioned to continue providing curated solutions that satisfy our customers’ needs and expectations while being at the forefront of green hydrogen’s growth, as a leading OEM, project developer, EPC provider, O&M provider and producer in the green hydrogen sector.
Our commercial footprint expands across EMEA, the Americas, and APAC. We lease a state-of-the-art manufacturing facility in Seville, Spain, with an estimated total production capacity of 200 MW per year. This 3,300 m2 facility allows for the integration of our corporate services and engineering and is expected to serve as our manufacturing hub. Furthermore, in connection with our GreenH joint venture, we leased a 9,700 m2 manufacturing facility in Jhajjar, India, which we expect will become operational in Q1 2024 and have an estimated total production capacity of 100 MW capacity per year. We are also planning the construction of a 4,800 m2 manufacturing facility in Fresno, California, to be strategically located between Sacramento and Los Angeles, one of the areas with the highest political support for renewable energy in the U.S. We believe this facility will enable us to further penetrate the U.S. market.
We are also expanding rapidly and are planning additional electrolyzer manufacturing facilities in the U.S., Colombia, Northern Spain and other regions where we are able to secure relevant roles in strategic projects. In addition, we seek to offer added value to customers by co-locating electrolyzer manufacturing facilities close to major customers and serve as technology partners by contributing to the local high skilled and quality employment where we act, allowing us to become a top-tier green hydrogen company. We have a pipeline with several projects we expect are executable in the near-term. We have several installed projects or awarded projects, including SoHyCal, a 9 MW green hydrogen facility, a pioneer green hydrogen project 100% owned and developed by us, which we believe is one of the largest pure renewable energy hydrogen projects in the United States. Phase 1 of the SoHyCal project has been completed and the plant is currently in operation. Another relevant project includes our technology partnership with Ecopetrol (Colombia’s leading oil company, and the second-largest oil & gas company in Latin America, currently ranked number 397 in the Fortune Global 500) to develop green hydrogen projects for mobility. In addition, we recently were selected as the preferred bidder for the contract to manufacture an 18 MW green hydrogen facility in Rørvik, Norway, for Greenstat (a listed renewable energy company, primarily focused on developing hydrogen, industrial wind, and solar energy projects) and NTE (one of the largest utility companies in Norway). A Letter of Intent has been signed for the EPC for the Rørvik project.
We have a customer-centric go-to-market business model and look to provide our customers with differentiated and scalable solutions:
•
Conventional Product: Currently we offer our customers this solution, which focuses on selling and installing hydrogen facilities for third parties, which includes manufacturing and installing equipment, including electrolyzers, consulting and engineering services, EPC, and O&M services, with limited integration and specific to the needs of a project; and

•
Integrated Product: We expect to provide a more fulsome and integrated suite of products and services that includes all the services offered under our Conventional Product together with project development services, such as identification of opportunities, site selection, negotiating PPAs and offtake agreements, permitting, and financing solutions, including offering production guarantees PG to secure sustainable financing. Our Integrated Products will be self-developed and the majority funded by third parties, or, in some cases, we may function as a technological partner for a customer interested in developing a green hydrogen production facility.

As of September 30, 2023, our Product Sales derive entirely from our single operating segment (Sale of Electrolyzers) that fully corresponds to our Conventional Product sales. We believe that in the near term, the revenue mix will change, with the Integrated Product gaining more share within our single operating segment.
To continue to successfully secure and develop landmark projects and establish ourselves as a leading global green hydrogen platform, we have built our business with a highly capable workforce with complementary skills that will enable us to deliver a comprehensive and integrated offering of products and services to create customized solutions throughout the green hydrogen value chain, spanning from our R&D team, toward the development and the equipment manufacturing teams, to our EPC and O&M services specialists, and closing the gap within the value chain with a group of employees with financial background to provide asset management services.
Recent Developments
On May 9, 2023, the Company entered into the Merger Agreement with RMG III, a publicly traded special purpose acquisition company. Under the terms of the Merger Agreement, the Company and RMG III would become a combined entity, with H2B2’s existing equity holders continuing to hold substantially all of their equity in the combined public company. We expect the merger agreement to be consummated in the first quarter of 2024.
In October 2023, the Company made an additional investment in its joint venture with GreenH Electrolysis Private Limited of $250,000, for the construction of a factory in India to manufacture electrolyzers.
In connection with the Unrecognized Tax Benefit, on November 14, 2023, the Company received a favorable private letter ruling from the Internal Revenue Service regarding the quality opportunity fund deferred gain of $1,029,000.
In connection with the granted SOP 1, to the Company’s Chairman, on November 25, 2023, the parties signed an amendment to remove the clause to require the exercise of the options upon an Initial Public Offering or De-SPAC merger and to rescind the previous exercise notice dated April 29, 2023.
On December 15, 2023, the Company entered into the Merger Agreement Amendment with RMG III. The Merger Agreement Amendment, amended certain terms of the Existing Merger Agreement to reflect the following amendments, among others:
•	Base Purchase Price. Removal of the definition of Base Purchase Price.
•	Closing Date Purchase Price. Amendment to the definition of Closing Date Purchase Price to a fixed purchase price of$400,000,000.

•
AVR Option Amount. Removal of the AVR Option Amount from the calculation of the Closing Date Purchase Price andMinimum Investment Amount as a result of the agreement between the Chairman of the Board of Directors, Mr. Vázquez,and the Company to delay the exercise of Mr. Vázquez’s option to acquire up to 68,966 shares of Company Common Stock,to after closing of the Merger.

•	Minimum Investment Amount. Reduction of the Minimum Investment Amount from $40,000,000 to $30,000,000.
•
10% Premium. Removal of the ten percent (10%) premium to the Closing Date Purchase Price in the event that the CapitalRaise Amount exceeded $15,000,000 from the definition of Closing Date Purchase Price.

•
Minimum Net Tangible Assets Condition. Removal of the condition precedent to closing of the Merger that RMG III willhave at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

•
Conversion of RMG III Class B Ordinary Shares. Amendment to the definition of Founder Consideration Shares and otherrelated sections of the Merger Agreement to reflect the planned partial conversion by Sponsor of certain RMG III Class BOrdinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. Amendment to the covenant relating to the Warrant Amendment to clarify that RMG III will,following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and PrivatePlacement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•
Director Nominees. Amendment to the covenant relating to the composition of the Surviving Corporation Board to providethat, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, whichwill initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq,five (5) of whom to be designated by the Company and one (1) of whom to be designated by RMG III, and (ii) three (3)director nominees to be designated by the Company.

Going Concern
As explained in Note 1.2 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2, the Company is in the development stage and continues to incur net losses including a net loss of $7,930,808 for the nine months ended September 30, 2023. Neither the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 nor the 2022 Audited Consolidated Financial Statements of H2B2 include any adjustments that might be necessary if the Company is unable to continue as a going concern. See “–Liquidity and Capital Resources” for further information.
Main Factors Affecting Our Results of Operations
Level of development and production activity in the green hydrogen industry
The green hydrogen market is nascent and highly fragmented. Given its attributes (see “Information About H2B2 — Green Hydrogen Industry”) and variety of applications, we believe there is significant market opportunity for green hydrogen. According to BloombergNEF New Energy Outlook 2021, the green hydrogen energy market has the potential to reach $10 trillion in value by 2030. Driven by the increased hydrogen demand, the electrolyzer market is expected to experience significant growth over the next decade. Our growth strategy is focused on leveraging our competitive strengths and expanding our core business of providing end-to-end hydrogen solutions to customers across the entire green hydrogen value chain. For further information see “Information About H2B2 — Our Growth Strategy.” One of the main factors that impacts our results of operations is the volatility of the demand for green hydrogen and its effect on the interest in acquiring our services. The demand for our electrolyzers and end-to-end green hydrogen solutions is contingent upon the level of activity and expenditure within the green hydrogen industry, which is directly affected by the prevailing trends in energy and hydrogen demand. Although the regulation in our main market is evolving favorably (US – IRA and Europe – Green deal), if there is a reversal of policies, it may lead to a decrease in development, investment, and production activity levels. We try to reduce this risk focusing on those markets where there is a clear and secure regulation that incentivizes green hydrogen.

Sourcing new projects
Our business relies heavily on our ability to source and secure projects with customers. The process of bidding, contract proposals, and negotiations is complex, competitive and lengthy, and often involves protracted discussions and challenging selection processes, all of which are impacted by several factors, including market conditions, demonstrating the effectiveness of our solutions to potential customers, meeting the technical and economic requirements necessary to submit bids, securing financing arrangements, and obtaining any necessary governmental approvals. To optimize our execution capacity and cash flows, we have implemented a systematic bid evaluation framework based on various parameters, such as project maturity or client credit profile. We plan to continue deploying a prudent approach that is supported by thorough diligence and data analysis to maintain our business growth. Despite the challenges, we believe we are well-positioned to enhance our committed capacity at attractive internal rates of return and remain competitive in our bids.
Efficiency of green hydrogen and price of renewable power
Our business is subject to the risk that green hydrogen may not become a cost-competitive alternative to conventional energy sources, including fossil-based alternatives such as grey hydrogen and blue hydrogen. Failure to achieve price parity at the expected rate may result in significant demand for green hydrogen not materializing. This, in turn, could lead to reduced demand for our electrolyzers and end-to-end hydrogen solutions. We try to minimize this risk by focusing on those markets where there is a clear competitive advantage in renewables and in those markets where there is a regulation that makes the green hydrogen price competitive.
Upfront investments
The timeline for monetizing our green hydrogen projects is typically lengthy, with several months or even years passing between our initial bid in renewable energy auctions and the recognition of revenue from project completion. Our upfront investment in such projects includes various expenses such as legal, accounting and third-party fees, payments for land rights, government permits, interconnection and grid connectivity arrangements, and engineering and procurement of electrolysis components, among others, which may be non-refundable. Due to the extended timeline for project completion, we must bear the costs of these initial investments upfront, which may not be fully monetized for many years following the start of commercial operations.
Cost inflation
The renewable energy industry has historically experienced a decline in equipment costs, but there is no guarantee that this trend will continue or that it may even be reversed. If inflation or the absence of cost reductions occurs, it may adversely affect the Company by increasing the actual or expected costs of land, raw materials, labor, and other goods and services required to construct our projects. This, in turn, could reduce the profitability of our projects. Any future increase in actual or anticipated costs may negatively impact our business, financial condition, and results of operations. The Company has implemented internal controls to reduce this risk by diversifying the supplier base and shortening the validity of our offers.
Competition and continuous incremental technological change
The green hydrogen market is competitive and highly fragmented. New regulatory requirements for carbon emissions, technological advances, lower costs of renewable energy, improving electrolysis technology, and shifting customer demands are causing the industry to evolve and expand rapidly. There is a rising demand for green hydrogen for various end uses, and this industry transformation has created several opportunities for us and our competitors. We believe our competitive strengths, including our holistic capabilities across the entire green hydrogen value chain, our customer-centric business model, our proprietary technology, our proven track record in delivering landmark large-scale green hydrogen production facilities, and our strategy delivered by our bespoke management team, allow us to compete well in the green hydrogen sector. We are uniquely positioned across the entire green hydrogen value chain as an electrolyzer manufacturer, EPC provider and project developer, thus allowing us to provide tailor-made solutions to our customers across the whole value chain. However, the realization of new technologies or technological advancement in industries that are currently not directly competing with the electrolysis industry, could expand the competitive landscape of the electrolysis industry. For more information, see “Information About H2B2 — Competition.”

Supply chain
Our global operations have required us to establish, maintain and continuously grow our supply chain as we have expanded our geographic footprint. Our key suppliers provide equipment, such as PEM stacks or purifiers, and services for our R&D technology development and transportation. The increase of our capacities will allow us to be more competitive in the future by reaching framework agreements with suppliers. However, and since we are subject to risk from fluctuating market prices of certain raw materials, particularly copper, nickel and steel, should prices of components and raw materials which are used in the construction and maintenance of our electrolyzers and projects increase, the required CapEx to develop our projects would increase accordingly.
Our contracting strategy accounts for potential supply chain issues. By anticipating these issues, we accommodate for the current status of the market in the delivery dates. Thanks to our constant screening of the market and consistent communication with our potential suppliers, we have not experienced any delays to date and, in the case of our most recently awarded project, we were able to anticipate supply issues and adapt appropriately to ensure we were able to meet our project timeline. For more information, see “Risk Factors — Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance” and “Information About H2B2 — Manufacturing and Supplier Relationships.”
Foreign currency exchange rates
A substantial portion of the Company’s business derives from projects outside the U.S., and we expect to continue expanding our international operations. Thus, the Company is subject to currency risks arising from foreign currency transactions and exposures which could adversely affect the Company’s financial results by currency exchange fluctuations or that any efforts by the Company to engage in currency hedging activities in the future will be effective. Currency exchange rate fluctuations, thus, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and/or prospects. See “Risk Factors — Fluctuations in foreign currency exchange rates may negatively affect our CapEx and could result in exchange losses” for further information.
Government subsidies, public grants and supportive regulatory framework
Currently, governments across the world are increasing their efforts to promote the clean energy transition. Both U.S. and European initiatives aim to ultimately stimulate and increase demand for green hydrogen. Under the IRA framework, the U.S. seeks to do so by subsidizing production and making green hydrogen cost competitive, while Europe is focused on directly creating demand by setting ambitious renewable energy and green hydrogen specific targets. For further information see “Information About H2B2 — Our Growth Strategy” and “Information About H2B2 — Green Hydrogen Industry.” Our ability to develop green hydrogen production projects and obtain financing is impacted by government incentives and policies that support green hydrogen. Despite the global support from major economies towards green hydrogen, we may need to enter contracts, grants, and other agreements with government entities to fund and develop our projects, and any adverse amendment or elimination of these incentives or policies or the reduction in funding for these incentives could negatively impact our business operations, including the viability of new green hydrogen projects and the profitability of our existing projects. Discontinuation or reduction of governmental support of renewable energy development, particularly green hydrogen, could impact our operating costs and cash flows.
Foreign currency transactions
Our reporting currency is the U.S. dollar. The Company has designated the U.S. dollar as the functional currency of the Company’s legal entities. Transaction gains and losses resulting from the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the Company’s operations give rise to realized foreign currency transaction gains and losses. Foreign currency transaction gains/losses are reported in the consolidated statement of operations in interest and financial income (expense), net. See “Risk Factors — Fluctuations in foreign currency exchange rates may negatively affect our CapEx and could result in exchange losses,” alongside the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2 for further information.

The table below shows the values as of and for the periods ended on the following indicated dates of the corresponding currencies of the countries in which the Company operates, as compared to its presentation currency (U.S. dollar):
	As of and for the three-month period ended September 30, 2023		As of and for the three-month period ended September 30, 2022
Currency	Closing	Average	Closing	Average
	(unaudited)		(unaudited)
Euro (EUR)	0.9439	0.9188	1.0259	0.9930
	As of and for the nine-month period ended September 30, 2023		As of and for the nine-month period ended September 30, 2022
Currency	Closing	Average	Closing	Average
	(unaudited)		(unaudited)
Euro (EUR)	0.9439	0.9231	1.0259	0.9400
	As of and for the year ended December 31, 2022		As of and for the year ended December 31, 2021
Currency	Closing	Average	Closing	Average
	(unaudited)		(unaudited)
Euro (EUR)	0.9376	0.9497	0.8785	0.8453
Relevant measures of the Company
We closely monitor the following financial drivers of our business on a consolidated basis: product sales, gross profit, net loss, EBITDA and EBITDA Margin. For further information regarding our financial data, see “—Historical Results of Operations of the Company” and “—Non-GAAP Financial Measures.”
Additionally, the main operational drivers used by the Company to monitor and analyze H2B2’s business strategy are our number of operating projects, number of pipeline projects, installed capacity and bookings (in units and $ million) by type of product or business line, market and geographical area. See the section entitled “Information About H2B2” for further information regarding our main operational or business key performance indicators.
Key Components of our Statements of Operations
Product sales
We generate product sales primarily through the sale of electrolyzers, measured based on the transaction price specified in a contract with a customer, subject to the allocation of the transaction price to distinct performance obligations. We recognize revenue overtime when it satisfies a performance obligation by transferring control over a product or service to a customer.
Cost of sales
Our cost of sales includes the production costs associated with the electrolyzers’ manufacturing. Costs incurred related to shipping and handling are included in cost of sales.
Operating expenses
Operating expenses consists primarily of R&D expenses, SG&A expenses and depreciation and amortization of long-lived assets.
Income from grants
Income from grants consists of income from government grants mainly related to R&D activities and to the construction and development of green hydrogen facilities.

Other income
Other income consists primarily of income from contingent payments and other non-recurring income.
Interest and financial income (expense), net
Interest and financial income (expense), net consists primarily of foreign currency transaction gains/losses.
Income tax expense
Income tax expense consists of current income taxes, changes in deferred tax assets and deferred tax liabilities calculated on (Loss)/Income before tax expense.
Historical results of operations of the Company
This section includes discussions of variations, on a consolidated basis, in the Company’s consolidated statement of operations for the three-month periods ended September 30, 2023 and 2022, the nine-month periods ended September 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021.
For the three-month periods ended September 30, 2023 and 2022, the nine-month periods ended September 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021, as disclosed within the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2, we operate in a single segment and that is the sale of electrolyzers, including the design, engineering, manufacturing, integration, financing and O&M expenses for green hydrogen facilities. We have identified the Chief Executive Officer as the chief operating decision maker, and all significant operating decisions are based on one-segment basis. Therefore, the following discussions of variations are conveyed on a consolidated basis only.

Three-month period ended September 30, 2023 compared with the three-month period ended September 30, 2022
The following table sets forth the Company’s consolidated statement of operations’ data for the three-month periods ended September 30, 2023 and 2022.
	Three-month period ended September 30,		Change
	2023	2022	$	%
	(unaudited)
Product sales	$765,272	$408,999	$356,273	87.1%
Cost of sales	706,042	372,924	333,118	89.3%
Gross profit	59,230	36,075	23,155	64.2%
Operating expenses:
Research and development	723,436	251,048	472,388	188.2%
Selling, general and administrative	2,883,447	835,041	2,048,406	245.3%
Depreciation and amortization of long-lived assets	51,700	38,576	13,124	34.0%
Income from grants	1,004,131	113,748	890,383	n.m.
Losses from our unconsolidated investments	(124,100)	—	(124,100)	n.m.
Loss from operations	(2,719,322)	(974,842)	(1,744,480)	179.0%
Other income (expense):
Interest and financial income (expense), net	(159,424)	(495,677)	336,253	(67.8)%
Total other income (expense), net	(159,424)	(495,677)	336,253	(67.8)%
Loss before income tax expense	(2,878,746)	(1,470,519)	(1,408,227)	95.8%
Income tax expense	22,764	16,403	6,361	38.8%
Net loss	$(2,901,510)	$(1,486,922)	$(1,414,588)	95.1%
n.m.: not meaningful.
Product sales
Product sales increased $356,273 (87.1%) to $765,272 for the three-month period ended September 30, 2023 from $408,999 for the three-month period ended September 30, 2022, mainly due to the increase in the number of operating projects enhancing product sales as compared with the previous quarter, particularly relevant in the European market and partially offset by a decline in Latin American (Central America, South America, and Mexico) sales. Throughout the third quarter of 2023, we had 16 operating projects compared to 11 in the same quarter of the previous year.
See Note 15 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for a presentation of our product sales by geographic area.
Cost of sales
Cost of sales increased $333,118 (89.3%) to $706,042 for the three-month period ended September 30, 2023 from $372,924 for the three-month period ended September 30, 2022, primarily due to the increase in the number of operating projects during the third quarter of 2023 as compared to the same period in 2022.
Gross profit
Gross profit increased $23,155 (64.2%) to $59,230 for the three-month period ended September 30, 2023 from $36,075 for the three-month period ended September 30, 2022, due to the aforementioned discussions of quarter-on-quarter variations in product sales and cost of sales.
Gross profit margin decreased 1.1% to 7.7% for the three-month period ended September 30, 2023 from 8.8% for the three-month period ended September 30, 2022, mainly due to the enlargement of cost of sales derived from the expansion of product sales and operating projects.

Operating expenses
The main period-on-period operating expenses variations’ breakdown is as follows:
•
R&D expenses increased $472,388 (188.2%) to $723,436 for the three-month period ended September 30, 2023 from $251,048 for the three-month period ended September 30, 2022, mainly due to our sustained commitment to intensive capital investment in the period associated with the in-house development of new technologies applicable to our electrolyzers and electrolysis processes, in line with our strategic business expansion efforts.

•
SG&A expenses increased $2,048,406 to $2,883,447 for the three-month period ended September 30, 2023 from $835,041 for the three-month period ended September 30, 2022, the primary driver of this increase is the expenditure on professional services in the third quarter of 2023, mainly related to the pre-Initial Public Offering services and an increase in costs associated with our expanded business operations in 2023.

•
Depreciation and amortization of long-lived assets increased $13,124 to $51,700 for the three-month period ended September 30, 2023 from $38,576 for the three-month period ended September 30, 2022, primarily due to the increase in machinery and equipment due to the Company’s increased business activity as compared to the same quarter of the previous year.

Income from grants
Income from grants increased $890,383 to $1,004,131 for the three-month period ended September 30, 2023 from $113,748 for the three-month period ended September 30, 2022, mainly due to public subsidies granted in 2023 in Spain for the development of new technologies.
Losses from unconsolidated investments
Losses from unconsolidated investments increase to $124,100 for the three-month period ended September 30, 2023 from nil in the same period of the year 2022 due to accrued losses of joint ventures in which we invested during this period. See Note 8 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for further information.
Loss from operations
Loss from operations increased $1,744,480 to $(2,719,322) for the three-month period ended September 30, 2023 from $(974,842) for the three-month period ended September 30, 2022, primarily driven by the aforementioned increase in cost of sales, SG&A, and R&D expenses during the period. This was partially mitigated by the expansion in product sales resulting from the growth in the number of operational projects generating revenue.
Interest and financial income (expense), net
Interest and financial income (expense), net decreased $336,253 (67.8%) to $(159,424) for the three-month period ended September 30, 2023 from $(495,677) due to favorable USD-EUR exchange differences in the quarter.
Net loss
Net loss increased $1,414,588 (95.1%) to $(2,901,510) for the three-month period ended September 30, 2023 from $(1,486,922) for the three-month period ended September 30, 2022, primarily as a result of the previously mentioned increase in loss from operations, partially mitigated by the positive effect stemming from the favorable fluctuation in foreign currency exchange rates.
Net loss margin increased 15.6% to (379.1)% for the three-month period ended September 30, 2023 from (363.6)% for the three-month period ended September 30, 2022, mainly due to the upticks in cost of sales and operational expenses, partially counterbalanced by the mentioned surge in product sales.

Nine-month period ended September 30, 2023 compared with the nine-month period ended September 30, 2022
The following table sets forth the Company’s consolidated statement of operations’ data for the nine-month periods ended September 30, 2023 and 2022.
	Nine-month period ended September 30,		Change
	2023	2022	$	%
	(unaudited)
Product sales	$7,932,684	$1,646,000	$6,286,684	n.m.
Cost of sales	7,924,701	1,375,548	6,549,153	n.m.
Gross profit	7,983	270,452	(262,469)	(97.0)%
Operating expenses:
Research and development	1,894,644	908,545	986,099	108.5%
Selling, general and administrative	7,403,238	2,383,248	5,019,990	210.6%
Depreciation and amortization of long-lived assets	134,151	49,332	84,819	171.9%
Income from grants	1,709,387	530,903	1,178,484	222.0%
Losses from unconsolidated investments	(131,132)	—	(131,132)	n.m.
Loss from operations	(7,845,795)	(2,539,770)	(5,306,025)	208.9%
Other income (expense):
Other income	326,203	411,878	(85,675)	(20.8)%
Interest and financial income (expense), net	(341,332)	(1,252,200)	910,868	(72.7)%
Total other income (expense), net	(15,129)	(840,322)	825,193	(98.2)%
Loss before income tax expense	(7,860,924)	(3,380,092)	(4,480,832)	132.6%
Income tax expense	69,884	39,643	30,241	76.3%
Net loss	$(7,930,808)	$(3,419,735)	$(4,511,073)	131.9%
n.m.: not meaningful.
Product sales
Product sales increased $6,286,684 to $7,932,684 for the nine-month period ended September 30, 2023 from $1,646,000 for the nine-month period ended September 30, 2022, mainly due to the increase in the number of operating projects generating product sales as compared with the nine-month period ended September 30, 2022, particularly relevant in the European market and partially offset by a reduction in the sales in Latin American (Central America, South America, and Mexico). Throughout the nine-month period ended September 30, 2023, we had 16 operating projects compared to 11 in the same period of the previous year.
See Note 15 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for a presentation of our product sales by geographic area.
Cost of sales
Cost of sales increased $6,549,153 to $7,924,701 for the nine-month period ended September 30, 2023 from $1,375,548 for the nine-month period ended September 30, 2022, mainly due to expenses directly related to the increase in operating projects during the nine-month period ended September 30, 2023 as compared to the same period in 2022.
Gross profit
Gross profit decreased $262,469 (97.0%) to $7,983 for the nine-month period ended September 30, 2023 from $270,452 for the nine-month period ended September 30, 2022, due to the aforementioned discussions of period-on-period variations in product sales and cost of sales.
Gross profit margin decreased 16.3% to 0.1% for the nine-month period ended September 30, 2023 from 16.4% for the nine-month period ended September 30, 2022, mainly due to the enlargement of cost of sales derived from the expansion of product sales and the number of operating projects.

Operating expenses
The main period-on-period operating expenses variations’ breakdown is as follows:
•
R&D expenses increased $986,099 (108.5%) to $1,894,644 for the nine-month period ended September 30, 2023 from $908,545 for the nine-month period ended September 30, 2022, primarily due to our ongoing intensive capital investment endeavors in advancing our electrolyzers’ related in-house technology, in line with our strategic business expansion efforts.

•
SG&A expenses increased $5,019,990 (210.6%) to $7,403,238 for the nine-month period ended September 30, 2023 from $2,383,248 for the nine-month period ended September 30, 2022, primarily driven by professional services expenses in the nine-month period ended September 30, 2023, mainly related to the pre-IPO services, and to a lesser extent due to an increase in general SG&A costs related to our incremental business activity in 2023.

•
Depreciation and amortization of long-lived assets increased $84,819 (171.9%) to $134,151 for the nine-month period ended September 30, 2023 from $49,332 for the nine-month period ended September 30, 2022, mainly attributed to the increase in machinery and equipment due to the Company’s heightened business operations compared to the same period in the previous year.

Income from grants
Income from grants increased $1,178,484 (222.0%) to $1,709,387 for the nine-month period ended September 30, 2023 from $530,903 for the nine-month period ended September 30, 2022, mainly due to public subsidies granted in 2023 in Spain for the development of new technologies.
Losses from unconsolidated investments
Losses from unconsolidated investments increased to $131,132 for the nine-month period ended September 30, 2023 from nil in the same period of the year 2022 due to accrued losses of joint ventures in which we invested during this period, concretely GreenH Electrolysis Private Limited and H2V2 Mexico, S.A. de C.V. See Note 8 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for further information.
Loss from operations
Loss from operations increased $5,306,025 (208.9%) to $(7,845,795) for the nine-month period ended September 30, 2023 from $(2,539,770) for the nine-month period ended September 30, 2022, mainly due to the aforementioned increases in cost of sales, SG&A, and R&D expenses in the period, partially offset by our period-on-period product sales expansion associated with the increase in the number of operating projects generating product sales.
Other income
Other income decreased $85,675 (20.8%) to $326,203 for the nine-month period ended September 30, 2023 from $411,878 for the nine-month period ended September 30, 2022, mainly due to the reduced amount of contingent payments received in 2023 from Plug Power Inc. as part of the sale of our ownership interest in Giner Elx, Inc. to Plug Power Inc.
Interest and financial income (expense), net
Interest and financial income (expense), net decreased $910,868 (72.7%) to $(341,332) for the nine-month period ended September 30, 2023 from $(1,252,200) due to favorable USD-EUR exchange differences in this period.
Net loss
Net loss increased $4,511,073 (131.9%) to $(7,930,808) for the nine-month period ended September 30, 2023 from $(3,419,735) for the nine-month period ended September 30, 2022, mainly due to the aforementioned increase in loss from operations and to a lesser extent by the decrease in other income associated with contingent payments received during this period, partially offset by the positive impact due to the favorable movement in the foreign currency exchange rate.

Net loss margin decreased 107.8% to (100.0)% for the nine-month period ended September 30, 2023 from (207.8)% for the nine-month period ended September 30, 2022, mainly due to the aforementioned increase in product sales, partially offset by the increases in cost of sales and operating expenses.
Year ended December 31, 2022 compared with the year ended December 31, 2021
The following table sets forth the Company’s consolidated statement of operations’ data for the years ended December 31, 2022 and 2021.
	Year ended December 31,		Change
	2022	2021	$	%
Product sales	$3,491,673	$961,607	$2,530,066	263.1%
Cost of sales	3,042,412	815,956	2,226,456	272.9%
Gross (loss) profit	449,261	145,651	303,610	208.5%
Operating expenses:
Research and development	1,333,961	588,281	745,679	126.8%
Selling, general and administrative	3,904,132	3,220,510	683,622	21.2%
Depreciation of long-lived assets	88,257	24,178	64,079	265.0%
Income from grants	801,991	242,170	559,821	n.m.
Loss from operations	(4,075,098)	(3,445,148)	(629,950)	18.3%
Other income (expense):
Other income	411,878	105,979	305,899	n.m.
Interest and financial income (expense), net	(557,112)	(757,444)	200,332	(26.4)%
Total other expense, net	(145,233)	(651,465)	506,232	(77.7)%
Loss before tax expense	(4,220,331)	(4,096,613)	(123,718)	3.0%
Income tax expense	76,128	34,391	41,737	121.4%
Net loss	(4,296,459)	(4,131,004)	(165,455)	4.0%
Less: Net loss attributable to non-controlling interests	—	(253)	253	n.m.
Net loss attributable to Stockholders	$(4,296,459)	$(4,130,751)	$(165,708)	4.0%
n.m.: not meaningful.
Product sales
Product sales increased $2,530,066 (263.1%) to $3,491,673 for the year ended December 31, 2022 from $961,607 for the year ended December 31, 2021, mainly due to the increase in the number of operating projects generating product sales in 2022 compared to 2021. Throughout 2022 we had 12 operating projects compared to five in the previous year.
See Note 14 to the 2022 Audited Consolidated Financial Statements of H2B2 for a presentation of our product sales by geographic area.
Cost of sales
Cost of sales increased $2,226,456 (272.9%) to $3,042,412 for the year ended December 31, 2022 from $815,956 for the year ended December 31, 2021, mainly due to the necessary incremental costs directly associated with the expansion of new operating projects during the year as compared with the previous year.
Gross (loss) profit
Gross (loss) profit increased $303,610 to $449,261 for the year ended December 31, 2022 from $145,651 for the year ended December 31, 2021, due to the aforementioned discussions of year-on-year variations in product sales and cost of sales.

Gross (loss) profit margin decreased 2.2% to 12.9% for the year ended December 31, 2022 from 15.1% for the year ended December 31, 2021 mainly due to cost inflation, and an increase in transportation and equipment costs.
Operating expenses
The year-on-year operating expenses variations’ breakdown is as follows:
•
R&D expenses increased $745,679 (126.8%) to $1,333,961 for the year ended December 31, 2022 from $588,281 for the year ended December 31, 2021, mainly due to the intensive capital investment in the year associated with the in-house development of new technologies applicable to our electrolyzers and electrolysis processes to accompany and sustain our business expansion, pursuing our main business goal of becoming a leading developer and operator of green hydrogen facilities.

•
SG&A expenses increased $683,622 (21.2%) to $3,904,132 for the year ended December 31, 2022 from $3,220,510 for the year ended December 31, 2021, mainly due to professional services in the year totaling $1,577,100 in 2022 (an increase of $751,728 as compared with $825,372 in 2021), and to a lesser extent due to an increase in general SG&A costs related to our incremental business activity in 2022.

•
Depreciation of long-lived assets increased $64,079 (265.0%) to $88,257 for the year ended December 31, 2022 from $24,178 for the year ended December 31, 2021, mainly due to the increase in machinery and equipment predominantly located in Spain.

Income from grants
Income from grants increased $559,821 to $801,991 for the year ended December 31, 2022 from $242,170 for the year ended December 31, 2021, due to public subsidies granted in the year for the development of new technologies.
Loss from operations
Loss from operations increased $629,950 (18.3%) to $(4,075,098) for the year ended December 31, 2022 from $(3,445,148) for the year ended December 31, 2021, mainly due to the aforementioned increases in cost of sales, SG&A, and R&D expenses in the year, partially offset by our year-on-year product sales expansion associated with the increase in the number of operating projects generating positive product sales.
Other income
As of June 22, 2020, we had a 25% ownership interest of Giner Elx, Inc., an electrolysis hydrogen generators’ developer. On that same date we sold our ownership interest in Giner Elx, Inc. to Plug Power Inc. Other income increased $305,899 to $411,878 for the year ended December 31, 2022 from $105,979 for the year ended December 31, 2021, primarily due to contingent payments received in connection with the sale of Giner Elx, Inc.’s performance.
Interest and financial income (expense), net
Interest and financial income (expense), net decreased $200,332 (26.4%) to $(557,112) for the year ended December 31, 2022 from $(757,444) for the year ended December 31, 2021, due to USD-EUR exchange differences in the year, as compared to the year 2022.
Net loss
Net loss increased $165,455 (4.0%) to $(4,296,459) for the year ended December 31, 2022 from $(4,131,004) for the year ended December 31, 2021, mainly due to the aforementioned increase in loss from operations, partially offset by the increase in other income associated with contingent payments received during the year and by the decrease in interest and financial income (expense), net.
Net loss margin decreased 306.5% to (123.0)% for the year ended December 31, 2022 from (429.6)% for the year ended December 31, 2021 mainly due to the aforementioned increase in product sales, partially offset by the increases in cost of sales and operating expenses.

Key Components of our Balance Sheets
Cash and cash equivalents
We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents, as well as cash and bank accounts.
Accounts receivable
Accounts receivable are customer obligations due under normal trade terms, which are stated at the amount billed or billable to customers and are ordinarily due between 30 and 60 days after the issuance of the invoice.
Inventory
Inventory primarily relates to purchased components used in the manufacturing of our products, such as stacks and other related materials which are valued at the lower of cost or net realizable value and accounted for on a first-in, first-out basis. Inventories mainly consists of stacks for the manufacture of electrolyzers.
Grants receivable
The grants receivable balance corresponds to the amounts outstanding from the time the eligible expenses are incurred until the grantor disburses those grants.
PP&E
PP&E is originally recorded at historical cost and mainly consists of machinery and equipment, computer hardware, furniture and other fixtures. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are expensed as costs are incurred. Depreciation on PP&E is calculated using the straight-line method over the estimated useful lives of the assets.
Intangible assets
Intangible assets mainly consist of acquired technology, patents, licenses and similar rights.
Operating lease — ROU asset, net and long-term operating lease liabilities
Operating lease — ROU asset, net and long-term operating lease liabilities mainly stem from the impact of ASC Topic 842, which requires a lessee to recognize those assets and liabilities arising from a lease, discounting its unpaid lease payments using the interest rate implicit in the lease.
Accounts payable and accrued expenses
Accounts payable and accrued expenses consists of amounts payable to suppliers mainly associated with stacks for the manufacture of electrolyzers.
Unearned grants
Unearned grants consist of grants received in advance of the related costs for which they are intended to compensate but which have not yet been expensed.
Historical financial condition of the Company
This section includes discussions of variations, on a consolidated basis, in the Company’s consolidated balance sheet as of September 30, 2023 and December 31, 2022.

September 30, 2023 compared to December 31, 2022
The following table sets forth the Company’s balance sheet’s data as of September 30, 2023 and December 31, 2022.
	As of		Change
	September 30, 2023	December 31, 2022	$	%
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,534,785	$5,044,949	$6,489,836	128.6%
Accounts receivable, net of allowance for doubtful accounts of $100,868 and $47,758, respectively	2,392,859	2,099,177	293,682	14.0%
Inventory	2,951,413	6,175,000	(3,223,587)	(52.2)%
Prepaid expenses and other current assets	2,029,972	1,281,268	748,704	58.4%
Grants receivable	1,259,393	742,837	516,556	69.5%
Contract assets	266,034	2,197,730	(1,931,696)	(87.9)%
Total current assets	20,434,456	17,540,961	2,893,495	16.5%
Property, plant, and equipment, net	12,071,988	5,148,017	6,923,971	134.5%
Operating lease – Right of use asset, net	1,978,266	2,235,854	(257,588)	(11.5)%
Intangible assets, net	154,019	87,301	66,718	76.4%
Equity method investments	142,530	—	142,530	n.m.
Other assets	1,764,838	173,055	1,591,783	n.m.
Total assets	$36,546,097	$25,185,188	$11,360,909	45.1%
Liabilities and Stockholders´ Equity
Current liabilities:
Accounts payable	$14,153,960	$8,484,808	$5,669,152	66.8%
Current notes payable	1,500,000	—	1,500,000	n.m.
Current maturities of long-term debt	21,458	10,663	10,795	101.2%
Current maturities of operating lease liabilities	166,926	230,645	(63,719)	(27.6)%
Contract liabilities	3,220,563	1,735,716	1,484,847	85.5%
Current provisions	85,864	44,378	41,486	93.5%
Other current liabilities	35,596	21,179	14,417	68.1%
Total current liabilities	19,184,367	10,527,389	8,656,978	82.2%
Unearned grants	3,531,326	2,053,159	1,478,167	72.0%
Long-term operating lease liabilities	1,900,146	2,111,530	(211,384)	(10.0)%
Income taxes payable	1,859,225	1,787,968	71,257	4.0%
Long-term debt, less current maturities	16,559,531	13,796	16,545,735	n.m.
Other liabilities	8,740,231	208,912	8,261,319	n.m.
Total liabilities	51,504,826	16,702,754	34,802,072	208.4%
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value per share; 10,346,314 shares authorized, 9,515,008 and 9,708,341 issued and outstanding at September 30, 2023 and December 31, 2022, respectively	103	103	—	—
Treasury stock, at cost, 831,306 shares at September 30, 2023 and 637,973 shares at December 31, 2022	(9)	(7)	(2)	28.6%
Additional paid-in capital	1,341,102	16,851,455	(15,510,353)	(92.0)%
Accumulated other comprehensive loss	(3,842)	(3,842)	—	0.0%
Accumulated deficit	(16,296,083)	(8,365,275)	(7,930,808)	94.8%
Total stockholders’ (deficit) equity	(14,958,729)	8,482,434	(23,441,163)	(276.3)%
Total liabilities and (deficit) equity	$36,546,097	$25,185,188	$11,360,909	45.1%

Cash and cash equivalents
Cash and cash equivalents increased $6,489,836 (128.6%) to $11,534,785 as of September 30, 2023 from $5,044,949 as of December 31, 2022. This increase was primarily due to operating cash inflows associated with the progression of our product sales during the period as well as by the receipt of $8,915,514 (€8,436,330) for a portion of the available advance associated with the grant from the European Commission’ IPCEI Hy2Tech program, offset by increased spending.
Accounts receivable, net
Accounts receivable increased $293,682 (14.0%) to $2,392,859 as of September 30, 2023 from $2,099,177 as of December 31, 2022. This increase was mainly due to business expansion during the period arising from the materialization of new projects, from 12 in 2022 to 16 in September 2023.
Inventory
Inventory decreased $3,223,587 (52.2%) to $2,951,413 as of September 30, 2023 from $6,175,000 as of December 31, 2022. This decrease was primarily due to the usage of stacks in projects during the period.
Prepaid expenses and other current assets
Prepaid expenses and other current assets increased $748,704 (58.4%) to $2,029,972 as of September 30, 2023 from $1,281,268 as of December 31, 2022. This was mainly due to increased prepayments to suppliers compared to December 31, 2022, and to a lesser extent, due to an increase in other current assets. These effects were partially offset by a decrease in VAT receivables during the period.
Grants receivable
Grants receivable increased $516,556 (69.5%) to $1,259,393 as of September 30, 2023 from $742,837 as of December 31, 2022. This increase was mainly due to grants earned during the period for R&D activities in Spain, in line with prior periods, partially offset by collections of grants in the United States.
Contract assets
Contract assets decreased $1,931,696 (87.9%) to $266,034 as of September 30, 2023 from $2,197,730 as of December 31, 2022. This decrease was due to the transfer of $2,197,730 from contract assets to accounts receivable associated with timing differences between revenue recognition and customer billings.
PP&E, net
PP&E, net increased $6,923,971 (134.5%) to $12,071,988 as of September 30, 2023 from $5,148,017 as of December 31, 2022. This increase was primarily due to increased assets under construction, mainly related with the SoHyCal facility, partially offset by an increase in accumulated depreciation as of such date. To a lesser extent, this increase was partially related to an increase in computer hardware and furniture and other fixtures.
Operating lease — Right of use asset, net
Right of use assets decreased $257,588 (11.5%) to $1,978,266 as of September 30, 2023 from $2,235,854 as of December 31, 2022, with a corresponding decrease in long-term operating lease liabilities. This decrease was primarily due to a $212,834 reduction adjustment in the right-of-use due to a lease amendment signed in February 2023 for one of the California lease agreements.
Equity method investments
Equity method investments amounted to $142,530 as of September 30, 2023 from nil as of December 31, 2022, which is attributed to our investment in two joint ventures during the nine-month period ended September 30, 2023. One of our joint ventures, GreenH Electrolysis Private Limited, became operational on March 15, 2023. The Company holds a 50% ownership stake in this venture. Similarly, our second joint venture, H2V2 Mexico, S.A. de C.V., commenced operations on March 30, 2023, with the Company holding a 40%

ownership interest as of September 30, 2023. These equity method investments amounted to $273,662 for the period, partially offset by losses of unconsolidated investments of $131,132. See Note 8 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for further information.
Other assets
Other assets increased $1,591,783 to $1,764,838 as of September 30, 2023 from $173,055 as of December 31, 2022. The increase is due to the deposit of €1,299,000 and €221,514 for surety insurance required to guarantee the funds associated with the European Commission’ IPCEI Hy2Tech program.
Accounts payable
Accounts payable increased $5,669,152 (66.8%) to $14,153,960 as of September 30, 2023 from $8,484,808 as of December 31, 2022. The increase is primarily due to the construction costs incurred for the SoHyCal facility and expanded operations, as well as, in a lower extent by accrued employee benefits and other taxes.
Current notes payable
Current notes payable amounted to $1,500,000 as of September 30, 2023 from nil as of December 31, 2022, which is attributed to two mandatory convertible notes issued by the Company on August 18 and 21, 2023, in aggregate, to the lender SANPEC, Inc. These convertible notes are structured to convert into shares of the Company's common stock upon the occurrence of the next private placement at 85% of the price at which securities are issued in the private placement. These notes hold a subordinate position in right of payment to all current and future Company indebtedness, whether secured or unsecured. See Note 6 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for further information.
Contract liabilities
Contract liabilities increased $1,484,847 (85.5%) to $3,220,563 as of September 30, 2023 from $1,735,716 as of December 31, 2022. This increase was primarily due to advance billings to customers during the period for services that will be recognized over time.
Unearned grants
Unearned grants increased $1,478,167 (72.0%) to $3,531,326 as of September 30, 2023 from $2,053,159 as of December 31, 2022. This increase was mainly due to additional funds received from the CEC in the form of grants for the construction and development of the SoHyCal facility.
Long-term debt, less current maturities
Long-term debt, less current maturities increased $16,545,735 to $16,559,531 as of September 30, 2023 from $13,796 as of December 31, 2022. This increase was mainly due to execution of a loan agreement totaling $15,536,750 (€14,500,000) to fund the purchase of 193,333 shares on May 30, 2023. The loan bears an interest rate of 10% PIK per annum with its principal and interest amounts maturing on May 30, 2026. To a lesser extent, this increase in long-term debt is associated with the execution of a €3,000,000 working capital facility agreement on August 2, 2023 to fund the completion of five electrolyzers manufacturing for the GP JOULE Hydrogen GmbH project of which the Company borrow $1,145,712 (€1,051,112) of the working capital facility. See Note 12 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 for further information.
Other liabilities
Other liabilities increased $8,261,319 to $8,470,231 as of September 30, 2023, from $208,912 as of December 31, 2022. This increase was due to the $8,915,514 (€8,436,330) grants received on September 28, 2023, by the Company as part of the €12,500,000 approved in the final resolution of the European Commission’s Important Project of Common European Interest (IPCEI) Hy2Tech program. As of September 30, 2023, the Company secured guarantees totaling €9,430,000. The guarantees are effective until December 31, 2026.

Additional paid-in capital
Additional paid-in capital decreased $15,510,353 (92.0%) to $1,341,102 as of September 30, 2023 from $16,851,455 as of December 31, 2022. This decrease was mainly due to the repurchase of H2B2 Common Stock for an amount of $15,536,748 slightly offset by a stock-option based compensation expense.
Accumulated stockholder deficit
Total accumulated stockholders’ deficit increased $7,930,808 (94.8%) to negative $16,296,083 as of September 30, 2023 from negative $8,365,275 as of December 31, 2022. This decrease was mainly due to the aforementioned net loss during this period, see “—Nine-month period ended September 30, 2023 compared with the nine-month period ended September 30, 2022” for further information.

December 31, 2022 compared to December 31, 2021
The following table sets forth the Company’s balance sheet’s data as of December 31, 2022 and 2021.
	As of December 31,		Change
	2022	2021	$	%
Assets
Current assets:
Cash and cash equivalents	$5,044,949	$11,545,081	$(6,500,132)	(56.3)%
Accounts receivable, net of allowance for doubtful accounts of $47,758 and $0, respectively	2,099,177	382,698	1,716,479	n.m.
Inventory	6,175,000	986	6,174,014	n.m.
Prepaid expenses and other current assets	1,281,268	2,100,391	(819,123)	(39.0)%
Grants receivable	742,837	498,308	244,529	49.1%
Contract assets	2,197,730	212,410	1,985,320	n.m.
Total current assets	17,540,961	14,739,874	2,801,087	19.0%
Property, plant, and equipment, net	5,148,017	858,149	4,289,868	n.m.
Operating lease – Right of use asset, net	2,235,854	1,553,135	682,719	44.0%
Intangible assets, net	87,301	85,503	1,798	2.1%
Other assets	173,055	210,105	(37,050)	(17.6)%
Total assets	$25,185,188	$17,446,766	$7,738,422	44.4%
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$8,484,808	$593,146	$7,891,662	n.m.
Current maturities of long-term debt	10,663	1,946	8,717	n.m.
Current maturities of operating lease liabilities	230,645	106,773	123,872	n.m.
Contract liabilities	1,735,716	257,061	1,478,655	n.m.
Current provisions	44,378	17,348	27,030	n.m.
Other current liabilities	21,179	3,792	17,387	n.m.
Total current liabilities	10,527,389	980,066	9,547,323	n.m.
Unearned grants	2,053,159	271,091	1,782,068	n.m.
Long-term operating lease liabilities	2,111,530	1,489,869	621,661	41.7%
Income taxes payable	1,787,968	1,729,227	58,741	3.4%
Long-term debt, less current maturities	13,796	17,743	(3,947)	(22.2)%
Other liabilities	208,912	119,608	89,304	74.7%
Total liabilities	16,702,754	4,607,604	12,095,150	n.m.
H2B2 Electrolysis Technologies, Inc. Stockholders’ equity:
Common stock, $ 0.00001 par value per share; 10,346,314 shares authorized, 9,708,341 and 9,736,314 issued and outstanding at December 31, 2022 and 2021, respectively	103	103	—	n.m.
Treasury stock, at cost, 637,973 and 610,000 shares at December 31, 2022 and 2021, respectively	(7)	(6)	(1)	16.7%
Additional paid-in capital	16,851,455	16,835,962	154,493	0.1%
Accumulated other comprehensive loss	(3,842)	(3,842)	—	n.m.
Accumulated deficit	(8,365,275)	(4,068,816)	(4,296,459)	n.m.
Total H2B2 Electrolysis Technologies, Inc. Stockholders’ equity	8,482,434	12,763,401	(4,280,967)	(33.5)%
Non-controlling interests	—	75,761	(75,761)	n.m.
Total equity	8,482,434	12,839,162	(4,356,728)	(33.9)%
Total liabilities and equity	$25,185,188	$17,446,766	$7,738,422	44.4%

Cash and cash equivalents
Cash and cash equivalents decreased $6,500,132 (56.3%) to $5,044,949 as of December 31, 2022 from $11,545,081 as of December 31, 2021. This decrease was primarily due to cash outflows related to the construction work associated with SoHyCal facility, the incremental costs during the year for new operating projects, and with R&D and SG&A expenses as compared with previous period.
Accounts receivable, net
Accounts receivable increased $1,716,479 to $2,099,177 as of December 31, 2022 from $382,698 as of December 31, 2021. This increase was primarily due to business growth and the increase in the number of projects from five to 12 during 2022.
Inventory
Inventory increased $6,174,014 to $6,175,000 as of December 31, 2022 from $986 as of December 31, 2021. This increase was due to the business expansion which directly caused a significant increase in the number of orders. This increase was mainly driven by several stacks purchased during the year for the manufacture of electrolyzers.
Grants receivable
Grants receivable increased $244,529 (49.1%) to $742,837 as of December 31, 2022 from $498,308 as of December 31, 2021. This increase was mainly due to grants earned during the year for R&D activities in Spain.
Contract assets
Contract assets increased $1,985,320 to $2,197,730 as of December 31, 2022 from $212,410 as of December 31, 2021. This increase was due to the change in our balances primarily resulting from timing differences between revenue recognition and customer billings and/or payments.
PP&E, net
PP&E, net increased $4,289,868 to $5,148,017 as of December 31, 2022 from $858,149 as of December 31, 2021. This increase was primarily due to the assets under construction primarily associated with the SoHyCal facility. As of December 31, 2022, funds granted by the US Government related to this plant construction and development totaled $2,053,159.
Operating lease – Right of use asset, net
Right of use assets increased $682,719 (44.0%) to $2,235,854 as of December 31, 2022 from $1,553,135 as of December 31, 2021, with a corresponding increase in long-term operating lease liabilities. This increase was primarily due to two land leases in California (USA) for the SoHyCal facility and a land lease in Seville (Spain) for offices and factory purposes. The California land leases expire in 2041 and 2043, whereas Seville offices and factory lease expires in 2027.
Accounts payable and accrued expenses
Accounts payable and accrued expenses increased $7,891,662 to $8,484,808 as of December 31, 2022 from $593,146 as of December 31, 2021. This growth was primarily due to an increase in purchases related to the aforementioned stacks during the year for $6,175,000.
Contract liabilities
Contract liabilities increased $1,478,655 to $1,735,716 as of December 31, 2022 from $257,061 as of December 31, 2021. This increase was primarily due to advance billings to customer for services that will be recognized over time.
Unearned grants
Unearned grants increased $1,782,068 to $2,053,159 as of December 31, 2022 from $271,091 as of December 31, 2021. This increase was primarily due to the grants received for the construction and development of the SoHyCal facility.

Stock-Based Compensation
We granted two stock-based compensation plans (“stock-option plan” or “SOP”) in December 2022 to the chairman of the H2B2 Board. There was no option activity for the nine-month period ended September 30, 2023 for such SOPs. In November 2023, the Chairman's option award which required the options to be exercised upon an IPO or De-SPAC was amended to remove this requirement. As such, the Chairman is now permitted to exercise this option during the period beginning on the date on which the Chairman became the non-executive chairman of the H2B2 Board and ending on the third anniversary of the effective date of such option amendment.
The Company’s stock option compensation expense was $26,395 for the nine-month period ended September 30, 2023 (with no compensation expense for the nine-month period ended September 30, 2022), and $619 and $0 for the years ended December 31, 2022 and 2021, respectively. There were $147,197 of total unrecognized compensation costs related to outstanding stock options as of September 30, 2023 and $112,444 as of December 31, 2022, which will be recognized over five years. The total intrinsic value was $113,063 as of December 31, 2022. The number of stock options vested and unvested as of December 31, 2022 were 68,966 and 18,750, respectively.
During 2021, the Company executed stock-based compensation awards to nine of the Company’s executives. The awards entitle the executives to purchase up to 555,000 shares for a purchase price of $1 per employee award. The awards become fully vested between January 1, 2026, and March 31, 2026, upon satisfaction of both of the following performance conditions:
•	The Company’s stock is publicly traded prior to January 1, 2026.
•	The executive maintains employment with the Company until March 31, 2026.
In the event the conditions are not met, the awards shall be terminated on December 31, 2025 and the executives shall be entitled to receive a cash bonus of 30% of their gross salary as of December 31, 2025.
As of September 30, 2023, December 31, 2022, and 2021, the Company determined that the performance conditions related to the stock-based compensation awards to nine of the Company’s executives were not probable. Therefore, the Company recorded a liability associated with the cash bonus component of the awards. The accrued liability was $106,117, $72,745, and $35,767 as of September 30, 2023, December 31, 2022, and 2021, respectively recorded in Non-current Other liabilities.
See Note 10 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and Note 9 to the 2022 Audited Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus for further information on our stock-based compensation plans.
Liquidity and Capital Resources
The Company is in the development stage and continues to incur net losses including a net loss of $2,901,510 for the three-month period ended September 30, 2023 and a net loss of $7,930,808 for the nine-month period ended September 30, 2023 (net loss of $4,296,459 for the year ended December 31, 2022) and generates either limited cash from operations or negative cash in operating activities with positive cash of $1,428,427 for the nine-month period ended September 30, 2023 (negative cash flows of $4,712,637 for the year ended December 31, 2022). As of September 30, 2023, the Company had positive net working capital of $1,250,089 (positive net working capital position of $7,013,572 as of December 31, 2022) and the Company’s principal source of liquidity consisted of $11,534,785 of cash and cash equivalents ($5,044,949 as of December 31, 2022) which, without additional funding, will not be sufficient to meet the Company’s obligations within the next twelve months from the date of issuance of the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2.
The 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2 have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management’s plan to mitigate these conditions include raising additional capital, securing grant funding and developing profitable operations through the implementation of its current business initiatives which include the expansion of manufacturing facilities and broadening the Company’s sales pipeline, however, there can be no assurances that the Company will be able to do so.

The Company has historically funded its operations through capital raises from third parties. There can be no assurance that the Company will be successful in obtaining third-party capital raises and funding from grants. If external financing sources are not available or are inadequate to fund operations, or the Company is unable to develop profitable operations through implementation of its current business initiatives, the Company will be required to reduce operating costs, which could jeopardize future strategic initiatives and business plans. Due to the uncertainty that exists in management’s plans, substantial doubt remains about the Company’s ability to continue as a going concern. See “–Recent Developments–Going Concern.”
Consolidated Statements of Cash Flows data
The table below sets forth the Company’s cash flows from/(used in) consolidated operating activities, investing activities and financing activities for the periods indicated. Positive figures refer to cash inflows and negative figures refer to cash outflows.
Nine-month period ended September 30, 2023 compared with the nine-month period ended September 30, 2022
	Nine-month period ended September 30,		Change
	2023	2022	$	%
	(unaudited)
Net cash provided by/(used) in:
Operating activities	$1,428,427	$(3,032,551)	$4,460,978	(147.1)%
Investing activities	(5,651,351)	(408,931)	(5,242,420)	n.m.
Financing activities	10,583,576	(28,138)	10,611,714	n.m.
Effect of exchange rate changes on cash and cash equivalents	129,184	(1,224,121)	1,353,305	(110.6)%
Increase (decrease) in cash and cash equivalents	6,489,836	(4,693,741)	11,183,576	(238.3)%
Cash and cash equivalents beginning of period	5,044,949	11,545,081	(6,500,132)	(56.3)%
Cash and cash equivalents end of period	$11,534,785	$6,851,340	$4,683,445	68.4%
Net cash provided by/(used) in operating activities
Net cash provided by/(used) in operating activities increased $4,460,978 (147.1%) to $1,428,427 of cash provided by operating activities for the nine-month period ended September 30, 2023 from $3,032,551 of cash used in such operating activities for the nine-month period ended September 30, 2022. This increase was mainly due to the reduced cash outflows associated with payments to suppliers with the correspondent increase in accounts payable utilization of inventory in the performance of our projects, and due to the proceeds obtained during this period associated with the performance of our operating projects, mainly associated with Ecopetrol in Colombia.
Net cash used in investing activities
Net cash used in investing activities increased $5,242,420 to $5,651,351 for the nine-month period ended September 30, 2023 from $408,931 for the nine-month period ended September 30, 2022. This increase was mainly due to the payments for assets under construction of the SoHyCal facility, payments made for the deposits and guarantees offset by proceeds received from grants for the SoHyCal facility.
Net cash provided by/(used) in financing activities
Net cash provided by/(used) in financing activities increased $10,611,714 to $10,583,576 of cash provided by financing activities for the nine-month period ended September 30, 2023 from $28,138 of cash used in such activities for the nine-month period ended September 30, 2022. This increase in cash used in financing activities was mainly driven by the inflows from the proceeds derived from the $8,915,514 (€8,436,330) grants received on September 28, 2023 associated with the IPCEI Hy2Tech program, the drawdown of $1,145,712 of the working capital facility agreement executed to fund the completion of five electrolyzers manufacturing for the GP JOULE Hydrogen GmbH project, and $1,500,000 of proceeds received from our convertible notes.

Year ended December 31, 2022 compared with the year ended December 31, 2021
	Year ended December 31,		Change
	2022	2021	$	%
Net cash (used in)/provided by:
Operating activities	$(4,712,637)	$(5,411,020)	$698,383	(12.9)%
Investing activities	(1,240,429)	(1,736,570)	496,141	(28.6)%
Financing activities	(20,230)	9,014,233	(9,034,463)	n.m.
Effect of exchange rate changes on cash and cash equivalents	(526,836)	(650,253)	123,417	(19.0)%
(Decrease) increase in cash and cash equivalents	(6,500,132)	1,216,390	(7,716,522)	n.m.
Cash and cash equivalents beginning of period	11,545,081	10,328,691	1,216,390	11.8%
Cash and cash equivalents end of period	$5,044,949	$11,545,081	$(6,500,132)	(56.3)%
Net cash used in operating activities
Net cash used in operating activities decreased $698,383 (12.9%) to $4,712,637 for the year ended December 31, 2022 from $5,411,020 for the year ended December 31, 2021. This decrease was mainly due to the reduced cash outflows associated with payments to suppliers with the correspondent increase in accounts payable.
Net cash used in investing activities
Net cash used in investing activities decreased $496,141 (28.6%) to $1,240,429 for the year ended December 31, 2022 from $1,736,570 for the year ended December 31, 2021. This decrease was mainly due to proceeds from grants for assets under construction during the year ($1,895,712 in 2022 compared to nil in 2021), partially offset by the increase in cash used for SoHyCal facility construction ($4,612,932 in 2022 compared to $846,335 in 2021) and to a lesser extent by the increase in cash used for the acquisition of certain machinery.
Net cash provided by/(used in) financing activities
Net cash provided/(used in) by financing activities decreased $9,034,463 to $20,230 of cash used in financing activities for the year ended December 31, 2022 from $9,014,233 of cash provided by financing activities for the year ended December 31, 2021 due to private equity offerings that took place in 2021 but did not occur in 2022.
Contractual obligations
Leased property
As of December 31, 2022 and 2021, we had operating leases primarily associated with land for a facility under construction in California, US and a facility in Seville, Spain. These leases expire in 2041 and 2043 (U.S.) and 2027 (Spain), respectively.
We recorded total operating lease expense for the fiscal years ended December 31, 2022 and 2021 of $163,646 and $108,186, respectively, which is classified within SG&A expenses within the consolidated statements of operations. Operating lease expense includes short-term leases which are immaterial. The following tables summarizes the maturities of lease commitments as of December 31, 2022:
As of December 31,
2022
2023	$290,645
2024	344,984
2025	346,020
2026	347,087
2027	331,314
Thereafter	2,287,624
Total future minimum lease payments	3,947,674
Less imputed lease interest	(1,605,499)
Total lease liabilities	$2,342,175

Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of long-lived assets, operating leases, stock-based compensation, income taxes and contingencies. We base our estimates and judgments on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information and a full summary of our accounting policies, see Note 2 to the 2022 Audited Consolidated Financial Statements of H2B2 included elsewhere in this proxy statement/prospectus.
During the nine months ended September 30, 2023, there were no changes to our significant accounting policies as described in the 2022 Audited Consolidated Financial Statements of H2B2.
Impairment of Long-Lived Assets
Long-lived assets, such as PP&E, ROU assets and finite-lived intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to it carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization and length of service, how the asset will be used in the Company’s operations; and (iii) estimated residual values. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There was no impairment recognized for long-lived assets during the years ended December 31, 2022 and 2021.
Revenue recognition
Revenue is recognized when a customer obtains control of promised goods or services at a point in time and over time. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products. The Company applies the following five steps to recognize revenue: (i) identification of the contract, or contracts, with a customer, (ii) identification of the performance obligation(s) in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to performance obligations in the contract and (v) warranties.
We enter into contracts that involve the development, manufacturing, and sale of electrolyzers. The Company’s customers primarily consist of industrial companies that require hydrogen and oxygen gas for their operations. The Company sells its electrolyzers directly to these customers.
The Company does not include a right of return on its products other than rights related to standard warranty provisions that permit repair or replacement of defective goods. The Company accrues for anticipated standard warranty costs at the same time that revenue is recognized for the related product, or when circumstances indicate that warranty costs will be incurred, as applicable.
Revenue is measured based on the transaction price specified in a contract with a customer, subject to the allocation of the transaction price to distinct performance obligations. The Company recognizes revenue when it satisfies a performance obligation by transferring a product or service to a customer.
Promises to the customer are separated into performance obligations and are accounted for separately if they are (1) capable of being distinct and (2) distinct in the context of the contract. The Company considers a performance obligation to be distinct if the customer can benefit from the good or service either on its own or together with other resources readily available to the customer and the Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract. The Company allocates revenue to each distinct performance obligation based on relative standalone selling prices.
Payment terms on electrolyzer systems are typically based on achievement of milestones over the term of the contract with the customer. The Company does not adjust the transaction price for a significant financing component when the performance obligation is expected to be fulfilled within a year.
Revenue from sales of electrolyzer systems represents sales of products used to generate hydrogen for various applications including mobility, power-to-gas, and other uses.
The Company classifies the development, manufacturing, and sale of electrolyzers as a single performance obligation, which is recognized over time as the performance obligation is satisfied. The Company recognizes revenue over time when contract performance results in the creation of a product for which we do not have an alternative use and the contract includes an enforceable right to payment in an amount that corresponds directly with the value of the performance completed. In these instances, the Company uses an input measure of progress (cost-to-total), which best reflects the transfer of control to our customers, to determine the amount of revenue to recognize during each reporting period based on the costs incurred to satisfy the performance obligation.
Income taxes
We account for income taxes and related accounts under the asset and liability method. Under the asset and liability approach, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. Significant judgment is required in determining income tax provisions and evaluating tax positions. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.
Positions taken or expected to be taken on tax returns, including the decision to exclude certain income or transactions from a return, are recognized in the consolidated financial statements when it is more likely than not the tax position can be sustained based solely on the technical merits of the position. The amount of a tax return position that is not recognized in the consolidated financial statements is disclosed as an unrecognized tax benefit. Changes in assumptions on tax benefits may also impact interest expense or interest income and may result in the recognition of tax penalties.
Stock-Based Compensation
We maintain employee stock-based compensation plans, which are described more fully in Note 10 to the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and in Note 9 to the 2022 Audited Consolidated Financial Statements of H2B2. Stock-based compensation represents the cost related to stock-based awards granted to employees and Directors. We measure stock-based compensation cost at the grant-date, based on the fair value of the award, and recognize the cost as expense using the straight-line attribution method over the award’s requisite service period for plans with only service conditions. Forfeitures are recognized as they occur.
We estimate the fair value of stock-based awards using a Black-Scholes valuation model. Stock-based compensation expense is recorded in SG&A expenses in the consolidated statements of operations based on the employees’ respective function.
Off-Balance Sheet Arrangements
As of September 30, 2023 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. H2B2 qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. H2B2 elected to delay the adoption of new or revised accounting standards, and as a result, it may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, H2B2 financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, H2B2 is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” H2B2 chooses to rely on such exemptions it may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.
For more information on this regard, see “Risk Factors — We identified a material weakness in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.”
Quantitative and Qualitative Disclosures About Market Risk
H2B2 is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this item.
Non-GAAP Financial Measures
We prepare our consolidated financial statements in accordance with GAAP. The Company’s management believes that, in addition to the financial information expressly defined under GAAP, there are measures that provide information useful to assess the Company’s performance. These measures should not be viewed in isolation or as a substitute for the measures presented according to GAAP.
In this proxy statement/prospectus, the Company has presented the following non-GAAP financial measures: EBITDA and EBITDA Margin. These non-GAAP financial measures are presented in order to show the underlying business performance and to enhance comparability between reporting periods. By facilitating comparisons of relative performance, the measures aid management to detect and evaluate trends, to forecast operating and financial performance and to compare actual performance to forecast expectations. The Company uses these measures as internal measures to evaluate and compare its performance. For these reasons, the Company believes measures based on EBITDA and other non-financial measures are regularly used by investors as means of comparing companies in its industry.
However, these measures are not defined under GAAP, and different companies and analysts may calculate them differently, so comparisons among companies on this basis should be made carefully. They are not measures of performance defined under GAAP and have not been audited or reviewed, and should not be considered in isolation; such measures do not represent the Company’s revenues, margins, results of operations or cash flows for the periods presented and should not be regarded as alternatives to revenue, cash flows or results of operations for the periods presented or other measures of performance as defined by GAAP.
The non-GAAP financial measures presented in this proxy statement/prospectus include figures derived from the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2 through aggregation, subtraction or division.

As a measure of the Company’s performance, which is not solely restricted to these non-GAAP financial measures, these metrics have limitations. Some of these limitations are:
•	they do not reflect the Company’s CapEx, the Company’s future requirements for CapEx or the Company’s contractual commitments;
•	they do not reflect changes in, or cash requirements for, the Company’s working capital needs;
•
although depreciation is a non-cash charge, the assets being depreciated will often need to be replaced in the future and measures based on EBITDA do not reflect any cash requirements that would be required for such replacements; and

•	the fact that other companies in the industry may calculate EBITDA differently than we do limit their usefulness as comparative measures.
Definitions and reconciliations
The Company measures its performance by EBITDA and EBITDA Margin and uses these metrics to make decisions to allocate resources to evaluate its financial performance and to establish operating and strategic targets for the Company companies. EBITDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders.
EBITDA and EBITDA Margin
We define EBITDA as net loss, determined in accordance with GAAP, for the period presented, before interest and financial income (expense), net, income tax expense and depreciation and amortization of long-lived assets. EBITDA Margin is calculated as EBITDA divided by product sales.
However, EBITDA and EBITDA Margin are not expressly defined under GAAP and therefore they may not be comparable to similar indicators used by other companies.
The table below shows the calculation of EBITDA and EBITDA Margin for the periods indicated, as well as the tie-in with the 2023 Unaudited Interim Condensed Consolidated Financial Statements of H2B2 and the 2022 Audited Consolidated Financial Statements of H2B2.
	Three-month period ended September 30,		Nine-month period ended September 30,		Year ended December 31,
	2023	2022	2023	2022	2022	2021
	(unaudited)		(unaudited)
Net loss	$(2,901,510)	$(1,486,922)	$(7,930,808)	$(3,419,735)	$(4,296,459)	$(4,131,004)
Income tax expense	22,764	16,403	69,884	39,643	76,128	34,391
Interest and financial income (expense), net	159,424	495,677	341,332	1,252,200	557,112	757,444
Depreciation and amortization of long-lived assets	51,700	38,576	134,151	49,332	88,257	24,178
EBITDA (unaudited)	$(2,667,622)	$(936,266)	$(7,385,441)	$(2,078,560)	$(3,574,963)	$(3,314,991)

Product sales	765,272	408,999	7,932,684	1,646,000	3,491,673	961,607
Net loss margin	(379.1)%	(363.6)%	(100.0)%	(207.8)%	(123.0)%	(429.6)%
EBITDA Margin (unaudited)	(348.6)%	(228.9)%	(93.1)%	(126.3)%	(102.4)%	(344.7)%
Although we report negative EBITDA figures for the aforementioned periods due to the Company’s growth ramp-up stage (see the section entitled “Information About H2B2” for further information regarding our business model), we believe that EBITDA, as managed by the Company within its business model, will be useful to investors as it eliminates the significant level of non-cash depreciation expense that results from our capital investments and improves comparability. We use EBITDA as a measure of the performance of our business, as it provides an analysis of the operating loss before interest, taxes, depreciation and amortization. We expect a useful usage of EBITDA to evaluate results over time as it is an indicator of our earning ability.

MANAGEMENT OF THE SURVIVING CORPORATION
FOLLOWING THE BUSINESS COMBINATION
Management and Surviving Corporation Board
The following sets forth certain information, as of    , 2023, concerning the persons who are expected to serve as executive officers and members of the Surviving Corporation Board following the consummation of the Business Combination.
Name	Age	Title
Antonio Vázquez Romero	71	Chairman of the Board, Director
Anselmo Andrade Fernández de Mesa	30	Chief Executive Officer, Director
Blanca Benjumea de Porres	33	Chief Financial Officer
Florencio Ferrera Saldaña	53	Chief Operating Officer
Javier Brey Sánchez	49	Chief Technology Officer
Felipe Benjumea de Porres	29	Chief Investment Officer, Director
África Castro Rosende	51	Business Development Officer
Blanca de Porres Guardiola	59	Director
Guillermo Delclaux Lezama Leguizamón	40	Director
Manuel Delclaux Lezama Leguizamón	34	Director
Robert S. Mancini	66	Director
Iván E. Mercado	56	Director
Biographical Information
Biographical information on our directors and executive officers is set forth below.
Antonio Vázquez Romero
Mr. Vázquez is expected to serve as the Chairman of the Surviving Corporation Board following the consummation of the Business Combination. Mr. Vázquez has served as the Chairman of the H2B2 Board since December 2022. Prior to his time at H2B2, Mr. Vázquez chaired the boards of International Airlines Group (“IAG”) from 2011 to 2021, Iberia Lineas Aereas de Espana (“Iberia”) from 2009 to 2011, and Altadis/Tabacalera and Logista from 2005 to 2007, where he oversaw several high profile mergers including: Iberia’s merger with British Airways, IAG’s merger with Iberia, and the Altadis and Logista mergers involving Tabacalera and SEITA (eventually Altadis). Mr. Vázquez also served as a director and was on the nominations committee for IAG from 2011 to 2021, and otherwise has experience serving as a director for Iberia Lineas Aereas de Espana, Compañía de Distribución Integral Logista Holdings, S.A, and Altadis SA. Mr. Vázquez began his career in consultancy at Arthur Andersen and in the consumer goods sector at Osborne and Domecq. Mr. Vázquez holds a Bachelor of Science in Economics from the University of Málaga and was named an Honour Student with the occasion of its 50th anniversary. We believe that Mr. Vázquez is qualified to serve on the Surviving Corporation Board due to, among other things, his deep knowledge of H2B2 and his extensive leadership and director experience after having spent nearly 50 years working for listed companies in various international markets.
Anselmo Andrade Fernández de Mesa
Mr. Andrade is expected to serve as the Chief Executive Officer of the Surviving Corporation and be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Mr. Andrade has served as the Chief Executive Officer of H2B2 since December 2022. Mr. Andrade is a founding partner of H2B2 and has worked for H2B2 since its inception in 2016. From June 2016 to December 2022, Mr. Andrade served as the Head of Business Development for H2B2’s Integrated Product line, during which he oversaw significant achievements such as the “SoHyCal Project” that was awarded by the California Energy Commission. From June 2016 until December 2020, Mr. Andrade served as the Chief Financial Officer of H2B2. He also served as Head of Investor Relations from December 2020 to December 2022. Prior to his time at H2B2, Mr. Andrade was a consultant for Management Solutions from June 2015 to June 2016. Mr. Andrade holds a Master of Science in Finance from The London School of Economics and Political Science, and a Bachelor of Science in Economics, Finance, and Management from Queen Mary, University of London.

Blanca Benjumea de Porres
Ms. Benjumea is expected to serve as the Chief Financial Officer of the Surviving Corporation following the consummation of the Business Combination. Ms. Benjumea is a founding partner of H2B2 and has worked for H2B2 since 2019. Since December 2020, Ms. Benjumea has served as the Chief Financial Officer of H2B2. Prior to that, Ms. Benjumea served as the Head of Accounting, Finance and Human Resources of H2B2 from June 2019 to December 2020. Prior to her time at H2B2, Ms. Benjumea was an auditor and strategic consultant at KPMG. Ms. Benjumea holds a Bachelor of Science in Business Administration from Fordham University.
Florencio Ferrera Saldaña
Mr. Ferrera is expected to serve as the Chief Operating Officer of the Surviving Corporation following the consummation of the Business Combination. Mr. Ferrera has served as the Chief Operating Officer of H2B2 since December 2022. Mr. Ferrera joined H2B2 in July 2021 and served as the Chief Executive Officer until December 2022. From 1996 to 2021 Mr. Ferrera held various positions at renewable energy company Abengoa Group in Spain, where he carried out management functions in different subsidiaries and was eventually appointed executive director and general director. Mr. Ferrera began his career as a civil and structural engineer in 1995. Mr. Ferrera holds an industrial engineering degree from the University of Seville and has completed the University of Navarra’s IESE Business School PDD (Management Development Program).
Javier Brey Sanchez
Mr. Brey is expected to serve as the Chief Technology Officer of the Surviving Corporation following the consummation of the Business Combination. Mr. Brey has served as the Chief Technology Officer of H2B2 since June 2016. Prior to joining H2B2, Mr. Brey served as the general director of Abengoa Hidrogeno S.A. from May 2003 to May 2016. Mr. Brey has served as a director of H2B2 since 2016 and also currently serves on the board of Empelia Capital S.L. From January 2017 to June 2020 Mr. Brey served on the board of Giner Elx Inc. In addition, Mr. Brey is the vice-chairman of the Energy and Hydrogen Alliance (EHA), chairman of the Spanish Hydrogen Association (AeH2), vice-chairman of the Spanish Fuel Cell Association (Appice) and secretary to the Spanish Hydrogen Technology Platform (PTeH2). Mr. Brey holds a Ph.D. from Pablo de Olavide University, Seville and an engineering degree from the University of Seville and completed the University of Navarra’s IESE Business School PDD (Management Development Program).
Felipe Benjumea de Porres
Mr. Benjumea de Porres is expected to serve as the Chief Investment Officer of the Surviving Corporation and be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Mr. Benjumea de Porres has served as the Chief Investment Officer of H2B2 since December 2022. Mr. Benjumea de Porres is a founding partner of H2B2 and has served in a variety of roles since H2B2’s inception in 2016, including as Chief Financial Officer from June 2016 to December 2020, Head of Business Development for the Integrated Product line from June 2016 to December 2022 and Head of Investor Relations from December 2020 to December 2022. Mr. Benjumea de Porres holds a Bachelor of Science in Business Administration from the Richard A. Chaifetz School of Business at Saint Louis University. We believe Mr. Benjumea de Porres is qualified to serve as a member of the Surviving Corporation Board based on our review of his experience, qualifications, attributes, and skills, including the perspective and experience he brings as a founding partner and executive officer of H2B2.
África Castro Rosende
Ms. Castro is expected to serve as the Business Development Officer of the Surviving Corporation following the consummation of the Business Combination. Ms. Castro has served as the Director of Business Development for Conventional Product of H2B2 since August 2016. Prior to joining H2B2, Ms. Castro served as the director of business development of Abengoa Group, a Spanish renewable energy company, from November 2001 to May 2016. At Abengoa Group, Ms. Castro was responsible for technological innovation, corporate strategy, and institutional relations at regional, national, and international levels. Ms. Castro holds an industrial engineering degree from the University of Zaragoza and has completed the University of Navarra’s IESE Business School PDD (Management Development Program).

Blanca de Porres Guardiola
Ms. de Porres is expected to be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Ms. de Porres is a founding partner in H2B2 and serves as the Vice-Chairperson of the H2B2 Board and director since 2016. Ms.de Porres has served as a director on the private boards of Ardachon and Carrascalejo Alto Explotaciones Agricolas. Ms. de Porres holds a degree from the University of Seville in Law. We believe Ms. de Porres is qualified to serve as a member of the Surviving Corporation Board based on our review of his experience, qualifications, attributes, and skills, including her directorial experience and the perspective and experience she brings as a director of H2B2.
Guillermo Delclaux Lezama Leguizamón
Mr. Guillermo Delclaux is expected to be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Mr. Guillermo Delclaux has been an executive partner and director at Grupo Tekpolio, a Spanish family office with a long-term investment approach primarily in the industrial, energy & infrastructure and technology sectors, since founding the firm in 2017. Prior to founding Grupo Tekpolio, Mr. Guillermo Delclaux served as an Executive Director in the Credit Funds and Special Situations Group at Fortress Investment Group from 2012 to 2017 and as an Associate in the Restructuring and Advisory division of The Blackstone Group from 2009 to 2012. Mr. Guillermo Delclaux has also served as a director on several private boards, including Papeles El Carmen, Nemo Capital Sicav, Jesus Oñate, Decoletaje y Fijacion and Irontec Internet. Mr. Guillermo Delclaux holds a Bachelor of Science from the University of Deusto in Management and Business Administration. We believe Mr. Guillermo Delclaux is qualified to serve as a member of the Surviving Corporation Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Manuel Delclaux Lezama Leguizamón
Mr. Manuel Delclaux is expected to be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Mr. Manuel Delclaux has been an executive partner and director at Grupo Tekpolio, a Spanish family office with a long-term investment approach primarily in the industrial, energy & infrastructure and technology sectors, since founding the firm in 2017. Prior to founding Grupo Tekpolio, Mr. Manuel Delclaux served as an Associate at Actis, a global renewable energy investment fund focused on Asia, Africa and Latin America, from 2016 to 2017, and as an Investment Associate at SunEdison and Terraform Power prior to then. Mr. Manuel Delclaux has also served as a director on several private boards, including Papeles El Carmen, Nemo Capital Sicav, Jesus Oñate, Decoletaje y Fijacion and Irontec Internet. Mr. Manuel Delclaux holds a Bachelor of Science from the University of Deusto in Management and Business Administration. We believe Mr. Manuel Delclaux is qualified to serve as a member of the Surviving Corporation Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Robert S. Mancini
Mr. Mancini is expected to be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Mr. Mancini has served as the Chairman of RMG III since November 7, 2023 and as the Chief Executive Officer since inception. He has also served as the Chief Executive Officer and a director of RMG I from October 2018 through its business combination with Romeo Power in December 2020, and served as chairman of the board of directors of Romeo Power through its acquisition by Nikola Corporation in October 2022. He also served as the Chief Executive Officer and a director of RMG II from its inception in July 2020 through its business combination with ReNew. From June 2018 to December 2018, Mr. Mancini served as a Senior Advisor to Carlyle Power Partners and was a Partner and a Managing Director with The Carlyle Group and head or co-head of Carlyle’s power investment business from December 2012 until June 2018. Prior to joining Carlyle, from June 1993 to December 2012, Mr. Mancini was an employee of Goldman Sachs & Co., and from November 1999 through December 2012 was a Managing Director at Goldman Sachs & Co. From December 2003 to December 2012, Mr. Mancini led or co-led Goldman Sachs on-balance sheet power asset investment business. During that period Goldman Sachs conducted most of its power asset investment business through its wholly owned subsidiary, Cogentrix Energy LLC, where Mr. Mancini served in various capacities, including as the President, co-President and Chief Executive Officer and serving as a member of the board. Mr. Mancini was instrumental in the formation of and Goldman’s entry into the power asset investment business in 2003 and he was also responsible for the creation of Goldman’s proprietary Commodities Principal Investment business in 2006, where he led investments on Goldman’s behalf in companies involved in the processing, production and logistics for a broad range of commodities including base, precious and specialty metals, oil, gas, coal and other energy-related raw materials, as well as CO2 offsets and mitigation. Prior to 2003, Mr. Mancini was a member of the legal department where he eventually became the Deputy General Counsel of the Securities Division. During his tenure at Goldman, Mr. Mancini sat on several committees including the firm-wide Risk Committee, Operational Risk Committee, and Divisional Risk Committee, as well as several portfolio company boards. Prior to joining Goldman, Mr. Mancini spent nine years in private practice as a lawyer with Debevoise and Plimpton, where he established that firm’s derivatives practice. Mr. Mancini received his J.D. from New York University School of Law in 1984, where he was a member of Law Review, and received his B.A. degree from Binghamton University in 1980. We believe Mr. Mancini is qualified to serve as a member of the Surviving Corporation Board based on our review of his experience, qualifications, attributes, and skills, including his extensive investment and advisory experience in businesses across a broad range of industries, his many years of management and leadership experience, and his service on several boards and committees throughout his career.
Iván E. Mercado
Mr. Mercado is expected to be appointed to the Surviving Corporation Board following the consummation of the Business Combination. Mr. Mercado has served as a founding partner at Mercado & Rengel, LLP, specializing in corporate immigration, as well as international commercial and criminal litigation, since co-founding the firm in 2000. Prior to co-founding Mercado & Rengel, LLP, Mr. Mercado was a partner at Keefe & Mercado, LLP, where he specialized in criminal defense litigation. Mr. Mercado is a frequent lecturer to professional and educational groups and has served as an instructor on United States legal matters for bar associations in Spain. Mr. Mercado holds a Bachelor of Arts degree from Brandeis University in Political Science and African & African American Studies, a Master of Laws degree from St. Thomas University Benjamin L. Crump College of Law, a Master’s degree in Spanish Law from The University of Alcalá, and a Juris Doctor degree from Northeastern University School of Law. We believe Mr. Mercado is qualified to serve as a member of the Surviving Corporation Board based on our review of his experience, qualifications, attributes, and skills, including his extensive experience handling international commercial disputes and serving as a consultant to companies and individuals interested in investing in the United States.
Family Relationship
Blanca Benjumea de Porres, who is expected to serve as the Chief Financial Officer of the Surviving Corporation, and Felipe Benjumea de Porres, who is expected to serve as the Chief Investment Officer of the Surviving Corporation and as director of the Surviving Corporation Board, are siblings. Blanca de Porres Guardiola, who is expected to serve as a director of the Surviving Corporation, is the mother of Blanca Benjumea de Porres and Felipe Benjumea de Porres.
Guillermo Delclaux and Manuel Delclaux, each of whom are expected to serve as directors of the Surviving Corporation Board, are siblings.
Corporate Governance
The Surviving Corporation will structure its corporate governance in a manner RMG III and H2B2 believe will closely align its interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:
•
the Surviving Corporation will have independent director representation on its audit, compensation and nominating committees immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•	at least one of the Surviving Corporation’s directors will qualify as an “audit committee financial expert” as defined by the SEC; and
•	the Surviving Corporation will implement a range of other corporate governance best practices, including implementing a robust director education program.

Composition of the Surviving Corporation Board After the Business Combination
The Surviving Corporation’s business and affairs will be managed under the direction of the Surviving Corporation Board. Following the consummation of the Business Combination, the Surviving Corporation Board will initially consist of nine (9) directors. Subject to the terms of the Proposed Certificate of Incorporation and the Proposed Bylaws, the number of directors will be fixed by the Surviving Corporation Board.
Director Independence
In connection with the Business Combination, the Surviving Corporation Board undertook a review of the independence of its anticipated directors and considered whether any such anticipated director has a material relationship with it that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. The Surviving Corporation expects each of      and      will be an “independent director,” as defined under the rules of the Nasdaq.
Board Committees
The Surviving Corporation Board will direct the management of the Surviving Corporation’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the Surviving Corporation Board of directors and standing committees. Following the Closing, the Surviving Corporation will have a standing audit committee, nominating committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the Surviving Corporation Board when necessary to address specific issues.
Audit Committee.
The Surviving Corporation’s audit committee will be responsible for, among other things:
•	appointing, compensating, retaining, evaluating, terminating and overseeing its independent registered public accounting firm;
•	discussing with its independent registered public accounting firm their independence from management;
•	reviewing, with its independent registered public accounting firm, the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;
•
overseeing the financial reporting process and discussing with management and its independent registered public accounting firm the quarterly and annual financial statements that its files with the SEC;

•	overseeing its financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing its policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Upon the completion of the Business Combination, the Surviving Corporation’s audit committee will consist of     , with      serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq rules require that the Surviving Corporation’s audit committee must be composed entirely of independent members. The Surviving Corporation Board has affirmatively determined that      and      each meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the Nasdaq rules. Each member of the Surviving Corporation’s audit committee also meets the financial literacy requirements of the Nasdaq listing standards. In addition, the Surviving Corporation Board has determined that      and      will each qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The Surviving Corporation Board will adopt a written charter for the audit committee, which will be available on the Surviving Corporation’s corporate website at      upon the completion of the Business Combination. The information on any of the Surviving Corporation’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Compensation Committee.
The Surviving Corporation’s compensation committee will be responsible for, among other things:
•
reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the Surviving Corporation Board, in conjunction with a majority of the independent members of the Surviving Corporation Board) the compensation of its Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to the Surviving Corporation Board regarding the compensation of its other executive officers;
•	reviewing and approving or making recommendations to the Surviving Corporation Board regarding the Surviving Corporation’s incentive compensation and equity-based plans, policies and programs;
•	reviewing and approving all employment agreement and severance arrangements for the Surviving Corporation’s executive officers;
•	making recommendations to the Surviving Corporation Board regarding the compensation of the Surviving Corporation’s directors; and
•	retaining and overseeing any compensation consultants.
Upon the completion of the Business Combination, the Surviving Corporation’s compensation committee will consist of      and     , with      serving as chair. The Surviving Corporation Board has affirmatively determined that      and      each meets the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. The Surviving Corporation Board will adopt a written charter for the compensation committee, which will be available on the Surviving Corporation’s corporate website at      upon the completion of the Business Combination. The information on any of the Surviving Corporation’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.
Nominating Committee.
The Surviving Corporation’s nominating committee will be responsible for, among other things:
•	identifying individuals qualified to become members of the Surviving Corporation Board, consistent with criteria approved by the Surviving Corporation Board;
•	overseeing succession planning for the Surviving Corporation’s Chief Executive Officer and other executive officers;
•	periodically reviewing the Surviving Corporation Board’s leadership structure and recommending any proposed changes to the Surviving Corporation Board;
•	overseeing an annual evaluation of the effectiveness of the Surviving Corporation Board and its committees; and
•	developing and recommending to the Surviving Corporation Board a set of corporate governance guidelines.
Upon completion of the Business Combination, the Surviving Corporation’s nominating committee will consist of      with      serving as chair. The Surviving Corporation Board has affirmatively determined that      and     , each meets the definition of “independent director” under the Nasdaq rules. The Surviving Corporation Board will adopt a written charter for the nominating committee, which will be available on the Surviving Corporation’s corporate website at      upon the completion of the Business Combination. The information on any of the Surviving Corporation’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.
Risk Oversight
Upon the consummation of the Business Combination, one of the key functions of the Surviving Corporation Board will be informed oversight of the Surviving Corporation’s risk management process. The Surviving Corporation Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Surviving Corporation Board as a whole, as well as through various standing committees of the Surviving Corporation Board that address risks inherent in their respective areas of oversight. In particular, the Surviving Corporation Board will be responsible for monitoring and assessing strategic risk exposure, and the Surviving Corporation’s audit committee will have the responsibility to consider and discuss the Surviving Corporation’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The Surviving Corporation’s compensation committee will also assess and monitor whether the Surviving Corporation’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Compensation Committee Interlocks and Insider Participation
None of the Surviving Corporation’s executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Surviving Corporation Board or compensation committee.
Code of Business Conduct and Ethics
Prior to the completion of the Business Combination, the Surviving Corporation will adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on the Surviving Corporation’s corporate website at      upon the completion of the Business Combination. In addition, the Surviving Corporation intends to post on the Surviving Corporation’s website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of the Surviving Corporation’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION
Throughout this section, unless otherwise noted, “H2B2,” “Company,” “we,” “us,” “our” and similar terms refer to H2B2 Electrolysis Technologies, Inc. and its subsidiaries prior to the consummation of the Business Combination, and to H2B2 Electrolysis Technologies, Inc. and its subsidiaries (including H2B2 Electrolysis Technologies, S.L.) after the Business Combination.
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2022 Summary Compensation Table” below. In 2022, our “named executive officers” and their positions were as follows:
•	Anselmo Andrade Fernández de Mesa, Chief Executive Officer and Former Head of Business Development;
•	Florencio Ferrera Saldaña, Chief Operating Officer and Former Chief Executive Officer;
•	Felipe Benjumea Llorente, Strategic Advisor; and
•	Javier Brey Sánchez, Chief Technology Officer.
On December 30, 2022, Mr. Ferrera ceased serving as our Chief Executive Officer and transitioned to the role of our Chief Operating Officer. Mr. Andrade served as Head of Business Development through December 30, 2022, at which time he was appointed to serve as our Chief Executive Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. Compensation values included in this discussion that were originally denoted in local currency (EUR) and have been converted to USD using an exchange rate as of December 30, 2022 (the last business day of 2022) of 1 USD to 0.93475 EUR.
2022 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2022.
Name and Principal Position(1)	Salary ($)	Non-Equity Incentive Plan Compensation ($)(2)	Total
Anselmo Andrade Fernández de Mesa Chief Executive Officer and Former Head of Business Development	57,074	—	57,074
Florencio Ferrera Saldaña Chief Operating Officer and Former Chief Executive Officer	213,960	—	213,960
Felipe Benjumea Llorente Strategic Advisor	352,117	—	352,117
Javier Brey Sánchez Chief Technology Officer	106,980	—	107,260
(1)
Base salary and other compensation values in this Summary Compensation Table originally denoted in local currency (EUR) have been converted to USD using an exchange rate as of December 30, 2022 (the last business day of 2022) of 1 USD to 0.93475 EUR.

(2)
Non-equity incentive plan compensation consists of payments made pursuant to our annual incentive bonus program, discussed below under “Narrative to Summary Compensation Table—2022 Bonuses.” For fiscal year 2022, the amounts of the annual cash incentives earned by our named executive officers have not yet been determined as of the date of this filing and are expected to be determined and disclosed in a subsequent filing. Messrs. Benjumea Llorente and Sánchez did not participate in our 2022 annual incentive bonus program.

NARRATIVE TO SUMMARY COMPENSATION TABLE
2022 Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. As of December 30, 2022, the annual base salaries for our named executive officers were $49,746 for Mr. Andrade, $213,960 for Mr. Ferrera, $543,030 for Mr. Benjumea Llorente and $107,260 for Mr. Brey. Mr. Benjumea Llorente’s base salary was increased from $246,054 to $543,030 per year, effective as of September 21, 2022.
The actual base salaries earned by our named executive officers for services in 2022 are set forth above in the Summary Compensation Table in the column entitled “Salary.”
2022 Bonuses
In fiscal year 2022, our named executive officers (other than Messrs. Benjumea Llorente and Brey) were eligible to earn annual cash incentives under our annual incentive program, based on our operating and financial performance, including performance goals relating to 2022 net income, general expenses, net financial position, bookings, project completion and integration, investments, lost time incidents and our pre-money valuation, as well as the named executive officer’s contributions to our business. Annual cash incentives for Messrs. Andrade and Ferrera were targeted at $18,187 and $32,094, respectively. Messrs. Benjumea Llorente and Brey did not participate in our 2022 annual incentive program. The actual annual cash bonuses awarded to each eligible named executive officer for 2022 performance have not yet been determined and will be disclosed in a subsequent filing when amounts are finalized.
Equity Compensation
Certain of our named executive officers hold options covering shares of H2B2 Common Stock (“H2B2 Options”). However, none of our named executive officers were granted H2B2 Options or other incentive equity awards in 2022. All of the H2B2 Options held by our named executive officers as of December 31, 2022 are further described below under “—Outstanding Equity Awards at Fiscal Year-End.”
We intend to adopt a 2023 Incentive Award Plan, referred to in this proxy statement/prospectus as the Incentive Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the Incentive Plan will be effective on the date on which the Business Combination is consummated, subject to approval of such plan by our stockholders. For additional information about the Incentive Plan, please see the section titled “Proposal No. 6 — Equity Incentive Plan Proposal” elsewhere in this proxy statement/prospectus.
Other Elements of Compensation
Employee Benefits
Our named executive officers are entitled to statutory retirement, health and welfare protections provided through social security contributions under the Spanish social security system.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of Surviving Corporation Common Stock underlying outstanding awards for each named executive officer as of December 31, 2022. Mr. Benjumea Llorente did not hold any equity awards as of December 31, 2022.
	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Anselmo Andrade Fernández de Mesa(1)	1/1/2021	—	125,000	—	$1.00	3/31/2026
Florencio Ferrera Saldaña(1)	7/1/2021	—	200,000	—	$1.00	3/31/2026
Felipe Benjumea Llorente	—	—	—	—	—	—
Javier Brey Sánchez(1)	1/1/2021	—	25,000	—	$1.00	3/31/2026
(1)
These option awards vest on January 1st, 2026, subject to the applicable named executive officer’s continued service, and will vest in full upon the applicable named executive officer’s termination of service due to death or disability. In the event of termination of the named executive officer’s service with the Company (other than due to death or disability) before January 1, 2026, the named executive officer shall lose their rights to purchase the shares subject to the options.

Executive Compensation Arrangements
Employment Agreements
During 2022, we were party to employment agreements with Messrs. Fernández de Mesa, Saldaña and Sánchez, the material terms of which are described below.
Anselmo Andrade Fernández de Mesa
2016 Employment Agreement
We entered into an employment agreement with Mr. Andrade, effective June 27, 2016, pursuant to which he served as our Head of Business Development through December 30, 2022 and thereafter as our Chief Executive Officer. Mr. Andrade’s initial annual base gross remuneration for 2022 amounted to $49,746 (taking into account, as noted above, the increase in his annual base salary to $64,188 effective July 1, 2022). Mr. Andrade’s employment under the employment agreement may be terminated by him upon 15 days’ prior notice and by the Company pursuant to the grounds and formalities regulated under Spanish law.
The employment agreement also contains standard restrictive covenants, including confidentiality and non-disclosure restrictions, assignment of intellectual property, and non-competition restrictions (effective during employment).
2023 Employment Agreement and Service Agreement
In connection with Mr. Andrade’s appointment as Chief Executive Officer, we entered into an employment agreement on May 9, 2023. The new employment agreement is subject to laws of the State of California and provides for annual base gross remuneration of $62,828 and, at the discretion of H2B2, an annual bonus up to 30.1325% of annual base remuneration subject to the achievement of certain business and individual targets determined by the H2B2 Board from time to time.
Mr. Andrade’s employment agreement may be terminated by either party at any time for any or no reason and, in the case of a voluntary resignation by Mr. Andrade, he must give 60 days’ notice. Upon a termination of Mr. Andrade’s employment by the Company without cause, subject to Mr. Andrade’s timely execution and non-revocation of a release of claims and continued compliance with applicable restrictive covenants, Mr. Andrade will be entitled to a lump-sum cash payment equal to 12 months’ base salary.

The employment agreement also contains standard restrictive covenants, including confidentiality and non-disclosure restrictions, non-disparagement restrictions and non-solicitation restrictions (effective during the service relationship and for one year after the service relationship terminates).
In addition, on May 9, 2023, H2B2 Corp, S.L., a subsidiary of H2B2, entered into a service agreement with Mr. Andrade, pursuant to which he serves as the sole director of H2B2 Corp, S.L. and which superseded his prior employment agreement with H2B2 Corp, S.L. The new service agreement is subject to Spanish civil and commercial regulations and provides for an annual base gross remuneration of $62,828 and an annual bonus up to 30.1325% of annual base remuneration subject to the achievement of certain business and individual targets.
Mr. Andrade’s new service agreement may be terminated for any of the reasons set forth in the Spanish Company’s Act and, in case of a voluntary resignation by Mr. Andrade, he must give 30 days’ notice.
Mr. Andrade is entitled to receive a one-time payment of $20,943, payable in a lump-sum or, in H2B2’s discretion, monthly in four equal installments. The service agreement also contains standard confidentiality, exclusivity and non-disclosure restrictions, an employee non-solicitation covenant which lasts during employment and for one year thereafter, and a perpetual non-disparagement provision.
Florencio Ferrera Saldaña
We entered into a senior executive employment agreement with Mr. Ferrera, effective on July 1, 2021, pursuant to which Mr. Ferrera served as our Chief Executive Officer through December 31, 2022. The employment agreement sets forth Mr. Ferrera initial annual base gross remuneration of $213,960, annual performance bonus opportunity of up to $32,094, and initial grant of an H2B2 Option to purchase 200,000 shares of H2B2 Common Stock (for further information, see the section above titled “—Outstanding Equity Awards at Fiscal Year-End”).
Mr. Ferrera’s employment under the employment agreement may be terminated by either party upon three months’ prior notice. Upon a termination of Mr.Ferrera’s employment by Mr. Ferrera due to (i) a serious breach by H2B2 of its obligations, (ii) H2B2’s non-payment or continued delay in the payment of his base salary, (iii) a substantial modification of the working conditions that is detrimental to Mr.Ferrera or (iv) a change of control of H2B2, Mr.Ferrera will be entitled to a lump-sum cash payment equal to seven days’ base salary per year of service with H2B2 (up to a maximum of six months’ base salary). If such termination is made by Mr. Ferrera without cause, Mr. Ferrera will not be entitled to receive any indemnification payment. Upon a termination of Mr. Ferrera’s employment by the Company without cause, or in the event that a termination for cause is later declared unfair by a Spanish court, Mr. Ferrera will be entitled to receive a lump-sum cash payment equal to 20 days’ base salary per year of service with H2B2 (up to a maximum of 12 months’ base salary).
The employment agreement also contains standard restrictive covenants, including confidentiality and non-disclosure restrictions, assignment of intellectual property, and non-competition and non-solicitation restrictions, effective during employment and for two years after employment terminates. During the post-employment restricted period, Mr. Ferrera will receive a cash payment equal to 40% of his annual gross base salary as in effect on the date of his termination of employment, payable in four equal installments at the end of each six-month period that occurs during the restricted period.
Felipe Benjumea Llorente
We entered into an employment agreement with Mr. Benjumea Llorente, effective on October 1, 2016, pursuant to which Mr. Benjumea Llorente served as a Strategic Advisor. The employment agreement sets forth Mr. Benjumea Llorente’s initial annual base gross remuneration of $106,980.48. Mr. Benjumea Llorente’s employment under the employment agreement may be terminated by him upon 15 days’ prior notice and by the Company pursuant to the grounds and formalities regulated under Spanish law.
The employment agreement also contains standard restrictive covenants, including confidentiality and non-disclosure restrictions, assignment of intellectual property, and non-competition restrictions (effective during employment).
Mr. Benjumea Llorente’s employment with us, and his employment agreement, terminated effective January 6, 2023 and he currently serves as a senior advisor to the Company.

Javier Brey Sánchez
We entered into an employment agreement with Mr. Brey, effective on June 3, 2016, pursuant to which Mr. Brey serves as our Chief Technology Officer. Mr. Brey’s annual base gross remuneration for 2022 amounted to $107,260. Mr. Brey’s employment under the employment agreement may be terminated by him upon 15 days’ prior notice and by the Company pursuant to the grounds and formalities regulated under Spanish law.
The employment agreement also contains standard restrictive covenants, including confidentiality and non-disclosure restrictions, assignment of intellectual property, and non-competition restrictions (effective during employment).
In addition to the compensation payable to Mr. Brey under his employment agreement, under H2B2’s Stockholders’ Agreement, dated August 27, 2021, Mr. Brey is entitled to a lump sum payment of $107,260 on the 25-month anniversary of October 27, 2021 (November 27, 2023), subject to his continued services with H2B2 through such date.
Director Compensation
Director Compensation Table
The following table sets forth the compensation paid to our non-employee directors for service on our board of directors in 2022.
Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
Antonio Vázquez Romero	4,167(3)	113,063	117,230
Ignacio Solis	16,047	—	16,047
Gonzalo Hidalgo	16,047	—	16,047
Guillermo Delclaux	16,047	—	16,047
Manuel Delclaux	16,047	—	16,047
Fernando Franco	16,047	—	16,047
Juan Suarez	16,047	—	16,047
(1)
Compensation values in this Director Compensation Table originally denoted in local currency (EUR) have been converted to USD using an exchange rate as of December 30, 2022 (the last business day of 2022) of 1 USD to 0.93475 EUR.

(2)
Amount reflects the full grant-date fair value of awards of H2B2 Options granted during 2022 computed in accordance with ASC 718, rather than the amounts paid to or realized by the named individual. See the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus for a discussion of the relevant assumptions used in calculating this amount.

(3)
Mr. Vázquez commenced service on our board of directors in December 2022. Accordingly, the amounts shown reflect the 2022 cash fees earned by or paid to Mr. Vázquez in respect of his partial year of service.

The table below shows the aggregate H2B2 Options (whether exercisable or unexercisable), held as of December 31, 2022 by each non-employee director who served in 2022.
Name	Shares Subject to H2B2 Options at Fiscal Year End (#)
Antonio Vázquez Romero	68,966(a)
Ignacio Solis	—
Gonzalo Hidalgo	—
Guillermo Delclaux	—
Manuel Delclaux	—
Fernando Franco	—
Juan Suarez	—
(a)
In December 2022, Mr. Vázquez was granted two H2B2 Options: (i) an H2B2 Option covering 68,966 shares of H2B2 Common Stock (the “First Vázquez H2B2 Option”) and (ii) an H2B2 Option covering a number of shares of H2B2 Common Stock determined as described below (the “Second Vázquez H2B2 Option”). In April 2023, Mr. Vázquez exercised the First Vázquez H2B2 Option in full, subject to and conditioned upon the Closing. In December 2023, the conditional exercise of such option was rescinded, and such option was amended to permit Mr. Vázquez to exercise such option during the period beginning on the date on which Mr. Vázquez became the non-executive chairman of the H2B2 Board and ending on the third anniversary of the effective date of such option amendment. The number of shares of H2B2 Common Stock subject to the Second Vázquez H2B2 Option will be determined by dividing $750,000 by the exchange price of the Company’s shares in the Business Combination.

Service Agreement with Non-Executive Chairman
On December 15, 2022, H2B2 entered into a service agreement with Mr. Vázquez, pursuant to which he serves as the non-executive chairman of our board of directors. The service agreement entitles Mr. Vázquez to an annual cash fee of $100,000 per year, payable monthly, and the Second H2B2 Option. The number of shares of H2B2 Common Stock subject to the Second H2B2 Option will be determined by dividing $750,000 by the exchange price of the Company’s shares in the Business Combination. The Second H2B2 Option vests in equal annual installments over a five year period commencing December 1, 2022, subject to Mr. Vázquez’s continued service through the applicable vesting date and further subject to full accelerated vesting upon (i) a termination of his service due to his death or disability, by H2B2 without “cause” (as defined in the service agreement) or due to a force majeure event or (ii) a change in control of the Company (excluding the Business Combination).
We are not party to service agreements with any of our other non-employee directors.
Director Compensation Program
In connection with the Business Combination, we are considering approving and implementing a compensation program for our non-employee directors. The details of this program (if we determine to adopt and implement such a program) have not yet been determined.

THE BUSINESS COMBINATION
You are urged to carefully read the Merger Agreement and the Merger Agreement Amendment in their entirety, copies of which is attached to this proxy statement/prospectus as Annex A and Annex A-1. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement and the Merger Agreement Amendment that is important to you. RMG III encourages you to read the Merger Agreement and the Merger Agreement Amendment carefully and in their entirety. This section is not intended to provide you with any factual information about RMG III or H2B2. Such information can be found elsewhere in this proxy statement/prospectus.
Background to the Business Combination
RMG III is a blank check company incorporated on December 23, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which is referred to as a “business combination.”
On February 9, 2021, RMG III consummated its Initial Public Offering of 48,300,000 RMG III Units (including 6,300,000 RMG III Units pursuant to the exercise in full of the IPO Underwriters’ over-allotment option), with each RMG III Unit consisting of one share of RMG III Class A Shares and one-fifth of one RMG III Public Warrant. Each whole RMG III Public Warrant entitles the holder to acquire one share of RMG III Class A Shares at a price of $11.50. The RMG III Units from the Initial Public Offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $483,000,000. Simultaneously with the consummation of the initial public offering and the exercise of the underwriters’ over-allotment option, RMG III consummated the private placement of 8,216,330 RMG III Private Placement Warrants to the Sponsor, at a price of $1.50 per RMG III Private Placement Warrants for an aggregate purchase price of approximately $12,324,495. RMG III funded the Trust Account with $483,000,000 of the cash proceeds from the initial public offering, including $16,900,000 of deferred underwriter fees (which have been waived by BofA and Barclays, as of April 16, 2023, and April 17, 2023, respectively), and the related private placement. Prior to the consummation of the Initial Public Offering, neither RMG III, nor anyone on behalf of RMG III, had any substantive discussions, formal or otherwise, with respect to a business combination with any target business.
Following its Initial Public Offering, RMG III’s management team commenced a comprehensive search for a target business. In connection with this search process, the RMG III management team reached out to founder companies, investment bankers and advisors, and principals across RMG III’s extended network in a broad range of sectors, including sustainable energy generation and clean energy technology, diversified industrials, business services, technology, telecommunications, media and entertainment, pharmaceutical and consumer healthcare, financial services and financial technology, health and wellness, consumer products, traditional energy and power, real estate, including real estate services and related businesses, environmental services, mobility and electrification of the transportation industry and insurance and insurance related services. In evaluating potential business combination opportunities, RMG III considered potential business combination targets that had compelling growth potential and a combination of factors, among others, (i) being in a large and growing market, (ii) having an attractive and profitable business, (iii) having a strong management team, (iv) being of unrecognized value, (v) appropriately focused on ESG and sustainability, (vi) ability to utilize network, (vii) possibility for RMG III to create value, and (viii) having differentiated products or services.
Before focusing on H2B2, RMG III’s management team evaluated approximately 115 potential business combination targets and entered into non-disclosure agreements with 57 potential targets, based on the RMG III management team’s assessment of the relative strengths of these targets’ management teams, businesses and marketability. RMG III’s management team actively pursued certain of these potential targets, conducting preliminary due diligence on, having management meetings with, and negotiating the preliminary terms of potential transactions with, such potential targets. Following such discussions, RMG III entered into non-binding letters of interest with 15 potential business combination targets, including H2B2, as a result of successful preliminary negotiations with such potential targets (including as to potential valuation ranges for such targets). With respect to the 14 companies, other than H2B2, to which the RMG III’s management team submitted a non-binding indication of interest, RMG III did not move forward with these potential targets for a combination of reasons, including (i) targets deciding not to pursue a transaction with a special purpose acquisition company due to market conditions at the time and overall marketability, (ii) RMG III deciding not to pursue a transaction due to an inability for the parties to align on valuation and transaction structure, (iii) RMG III being unsuccessful in the auction or sale process, and (iv) potential targets selecting to raise private capital independently and choosing not to become a public company.
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every correspondence among representatives of RMG III and H2B2. Representatives of RMG III involved in the discussions and negotiations referenced herein included one or more of Mr. Robert S. Mancini, Chairman and Chief Executive Officer of RMG III, Mr. D. James Carpenter, Executive Vice President of RMG III, Mr. Philip Kassin, President, Chief Operating Officer and Director of RMG III, Mr. Wesley Sima, Chief Financial Officer of RMG III, Mr. Andrew Smith, Vice President of RMG III, and Mr. Cutter Jones, Vice President of RMG III. Representatives of H2B2 involved in the discussions and negotiations referenced herein included one or more of Mr. Anselmo Andrade Fernández de Mesa, Chief Executive Officer of H2B2, Mr. Felipe Benjumea de Porres, Chief Investment Officer of H2B2, Mr. Antonio Vázquez Romero, President and Chairperson of the H2B2 Board, Mr. Roberto Wilson Fernández del Castillo, Head of Investor Relations at H2B2, Mr. Javier Brey Sánchez, Chief Technology Officer of H2B2, Mr. Florencio Ferrera Saldaña, Chief Operating Officer of H2B2, Ms. Blanca Benjumea de Porres, Chief Financial Officer of H2B2, Ms. África Castro Rosende, Strategy, Communications and Business Development Manager of H2B2 and Mr. Mario Barragán Farfán, Legal, Management Systems and IT Systems Manager of H2B2.
On June 14, 2022, Mr. Robert Warfield, a special advisor at Riverside Management Group, an affiliate of RMG III, and Mr. Andrade Fernández de Mesa, Chief Executive Officer of H2B2, discussed a potential business combination between RMG III and H2B2. The H2B2 management team discussed such a possibility and decided to invite RMG III to submit a proposal regarding a proposed business combination. Subsequently, Mr. Warfield introduced Mr. Carpenter, who at the time was Chairman and Director of RMG III, to Mr. Anselmo Andrade Fernández de Mesa, Mr. Wilson Fernández del Castillo, Head of Investor Relations of H2B2 and Mr. Felipe Benjumea de Porres, Chief Investment Officer of H2B2.
On July 21, 2022, Mr. Carpenter discussed H2B2’s business and the potential business combination between RMG III and H2B2 with certain members of RMG III management. Members of RMG III management also received and discussed an information memorandum presenting the business and operations of H2B2 and its subsidiaries. Following such discussions, RMG III’s management team determined to further explore a potential business combination with H2B2.
On June 27, 2022, BCW, an affiliate of RMG III, and H2B2 Electrolysis Technologies S.L., one of H2B2’s Spanish subsidiaries, entered into a non-disclosure agreement. In the following days, H2B2 started sharing confidential information relating to its business and operations with RMG III.
Throughout August 2022 and September 2022, representatives of RMG III had multiple telephone conversations, videoconferences and e-mail exchanges with representatives of H2B2 to, among other things, conduct business and financial due diligence, including in relation to current and potential customers and project pipeline, and to discuss a timeline for agreeing to a non-binding letter of intent, the general expected timeline to complete a potential business combination, requirements and readiness to become a public company, approach to valuation and a potential investment from an infrastructure investor for purposes of financing certain of H2B2’s green hydrogen projects.
On September 18, 2022, RMG III submitted a preliminary non-binding letter of intent to H2B2 regarding a potential business combination between RMG III and H2B2 (“November LOI”). Between September 18, 2022 and November 16, 2022, various discussions were held between the parties around the terms of the proposed transaction and multiple drafts of the November LOI were exchanged. At the time of negotiating the November LOI, H2B2 was in discussions with an infrastructure investor to finance certain of its green hydrogen projects, which, as mentioned below, was ultimately not pursued.
Throughout November 2022, representatives of RMG III had multiple telephone conversations, videoconferences and e-mail exchanges with representatives of H2B2, including in-person meetings and a dinner in Spain on November 16, 2022 where Messrs. Mancini and Kassin of RMG III and Mr. Warfield were in attendance, for the purpose of resuming RMG III’s business and financial due diligence and discussing the material shared by H2B2 in November 2022, and to also discuss key features of special purpose acquisition companies, timeline of the potential business combination and related work streams (including high level discussions relating to legal documentation), structure of the transaction, due diligence activities and immediate next steps.
On November 16, 2022, RMG III and H2B2 executed the November LOI. The November LOI contemplated, among other terms, that either H2B2 or RMG III could terminate the November LOI in the scenario where the investor that was contemplating funding certain of H2B2’s green hydrogen projects did not execute a definitive agreement relating to such financing within 20 business days following the date of the November LOI. The key terms of the November LOI contemplated a purchase equity price of $500,000,000, subject to further due diligence by RMG III and its legal advisors.
On November 16, 2022, representatives of Skadden, RMG III’s U.S. legal counsel, and Pérez-Llorca, RMG III’s local legal counsel in Spain (“PLL”), were provided access to a virtual data room of H2B2 and began conducting legal due diligence review of certain of the materials contained therein, including information and documents relating to governance matters (including the organizational documents of H2B2), related party arrangements, commercial agreements and proposals, intellectual property licensed to or used by H2B2, environmental matters, government contracts, partnership and collaboration agreements and certain regulatory and compliance matters.
On December 2, 2022, the RMG III Board met via videoconference to consider and propose to RMG III shareholders an extension of the date by which RMG III must consummate an initial business combination from February 9, 2023 to May 9, 2023 and to allow RMG III, without another shareholder vote, to elect to further extend the date to consummate a business combination up to three times by an additional month each time after such extended date, for a total of up to six months, to August 9, 2023, if RMG III has entered into a definitive business combination agreement. The RMG III Board unanimously resolved to hold an extraordinary general meeting of shareholders at which RMG III shareholders would vote on such extension.
At the same meeting, Messrs. Mancini, Kassin and Smith presented to the RMG III Board a potential business combination opportunity involving H2B2. A presentation deck outlining the potential business combination, the related timeline and the due diligence process that would ensue was delivered to and discussed by the directors of the RMG III Board and members of RMG III management present at the meeting. Messrs. Mancini, Kassin and Smith also mentioned they would provide the RMG III Board with regular updates on the progress of such potential business combination.
On December 5, 2022, RMG III entered into an engagement letter with Cohen, the capital markets division of J.V.B Financial Group, LLC, pursuant to which it formally engaged Cohen to act as capital markets advisor to RMG III in connection with seeking an extension for completing a business combination.
On December 7, 2022, representatives of RMG III, Skadden, H2B2 and Latham, H2B2’s U.S. and Spanish legal counsel, held a meeting via videoconference to discuss, among other matters, potential terms of the business combination, the terms of a potential second letter of intent and matters related to legal due diligence. In the meeting, H2B2 raised that Ardachon, one of H2B2’s significant stockholders, was subject to an ongoing insolvency proceeding and the parties discussed the status of such proceedings, the number of shares of H2B2 held by Ardachon, the scope and significance of Ardachon’s debt and the potential acquisition by any third party (including Banco Santander, the main creditor of Ardachon) of the shares of H2B2 held by Ardachon. At the same meeting, H2B2 informed RMG III that the investor that was considering financing certain of H2B2’s green hydrogen projects, as contemplated in the November LOI, decided not to pursue such financing.
Between December 2022 through January 2023, H2B2 engaged in various discussions with a number of investment banks and financial advisors, the outcome of which was that H2B2 selected BCW and Natixis as co-placement agents for a potential private capital raise.
On December 10, 2022, RMG III and H2B2 entered into a second letter of intent, to account for the fact that the infrastructure investor subsequently decided not to finance certain of H2B2’s green hydrogen projects as was contemplated by the November LOI (the “December LOI”). The key terms of the December LOI specified the same equity purchase price as set out in the November LOI, but provided that such valuation would be revisited following completion of a potential capital raise transaction, which was expected to raise up to $200,000,000 in aggregate proceeds.

On December 15, 2022 and December 28, 2022, the RMG III Board met via videoconference to discuss updates relating to the status of negotiations between RMG III and H2B2, the expected timeline to complete the potential business combination and the results of RMG III’s business and financial due diligence, including relating to H2B2’s awarded projects, project pipeline, research and development activities and manufacturing capabilities.
On December 20, 2022, representatives of RMG, H2B2 and an investment bank held a meeting via videoconference to discuss the valuation of H2B2. During such discussion, such investment bank (in its capacity as H2B2’s financial advisor in connection with a potential private placement and as directed by H2B2) shared information regarding a potential valuation of H2B2 using four valuation methodologies: (i) an illustrative valuation of H2B2 based on trading multiples of comparable companies in certain industries, (ii) a sum of the parts valuation of each of H2B2’s segments using market peers, (iii) a discounted cash flow analysis which incorporated costs of capital and long-term growth rate, and (iv) a discounted initial public offering market-based analysis.
Throughout December 2022, representatives of RMG III and H2B2 held weekly meetings in order to discuss updates regarding the status of the potential business combination transaction with RMG III and H2B2, including with respect to the terms of such a transaction and a third letter of intent, the negotiation of definitive transaction documents, the due diligence review being conducted by RMG III’s advisors in parallel, the status of the capital raise transaction which H2B2 was considering, and other related matters.
On December 30, 2022, representatives of H2B2 and RMG III held a meeting via videoconference. H2B2 informed RMG III that the H2B2 Board appointed Mr. Anselmo Andrade Fernández de Mesa as Chief Executive Officer of H2B2 and Mr. Felipe Benjumea Llorente to serve as senior advisor to H2B2. H2B2 also provided updates on the status of engaging RSM US LLP as its auditor for the purpose of conducting a PCAOB audit as well as the status of the potential private capital raise. H2B2 and RMG III also discussed RMG III’s upcoming shareholders meeting to approve an extension of RMG III’s deadline to complete a business combination, as well as the terms of a third letter of intent.
On January 3, 2023, RMG III and H2B2 executed a final form of a third letter of intent (the “January LOI”). The January LOI outlined key terms for a potential business combination between RMG III and H2B2, including:
•
Purchase equity price. RMG III derived a purchase equity price of $500,000,000. The purchase equity price would be revisited after a minimum of $15,000,000 of new capital raised by H2B2 through a private capital raise, with the aim of an upward adjustment by a 5% to 10% premium to the amount of the post-money calculation of the private capital raise. Such private capital raise was expected to raise up to $200,000,000 in equity commitments;

•
Earnout Shares. Consistent with the terms of the November LOI and the December LOI, an additional 10,000,000 earnout shares would be issued to H2B2’s existing stockholders if the share price of the combined company met certain price targets;

•
Vesting of founder shares. RMG III Class B Ordinary Shares would vest in the combined company pursuant to a vesting schedule based on the share price of the combined company meeting certain price targets;

•	Private capital raise. The consummation of the potential business combination would be conditioned upon the completion by H2B2 of the private capital raise;
•
Sponsor lock-up agreement. A lock-up agreement would be entered into by the Sponsor replicating the lock-up in effect relating to the RMG III Class B Ordinary Shares as of the date of the Initial Public Offering;

•
H2B2 stockholders lock-up agreement. Lock-up Agreements would be entered into by certain H2B2 Stockholders, subject to customary exceptions and registration rights, whereby shares held by certain H2B2 Stockholders at the closing of the proposed business combination would be released from lock-up 180 days after the closing of the proposed business combination;

•	Management. Senior management of H2B2 would continue to serve in their existing positions in the combined entity, and the CEO of the combined entity would be Mr. Anselmo Andrade Fernández de Mesa;
•
Board composition. Non-independent directors of the combined company would be appointed by H2B2, all but one independent director would be initially proposed by H2B2, and one independent director would be initially proposed by RMG III; and

•
Exclusivity. Each of RMG III and H2B2 agreed to an exclusivity term of 90 days following the execution of the January LOI, at the end of which the January LOI would be automatically extended for 30-day terms unless advance notice to terminate was given by either party prior to the expiration of the relevant 30-day term. During the exclusivity period, H2B2 agreed not to initiate, solicit, seek, negotiate or accept any proposal or offer or enter into or consummate any merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, business combination or similar transactions (including a de-SPAC transaction) other than with RMG III, and RMG III agreed not to initiate, solicit, seek, negotiate or accept any proposal or offer or enter into or consummate any de-SPAC transaction with a target other than H2B2 or its affiliates.

On January 11, 2023, RMG III held an extraordinary general meeting of RMG III shareholders, at which its shareholders approved the proposal to amend and restate RMG III’s Amended and Restated Memorandum and Articles of Association to extend the date by which RMG III must consummate an initial business combination from February 9, 2023 to May 9, 2023 and to allow RMG III, without another shareholder vote, to elect to further extend the date to consummate a business combination up to three times by an additional month each time after such extended date, for a total of up to six months, to August 9, 2023, if RMG III had entered into a definitive business combination agreement. As a result of the redemptions of RMG III Class A Ordinary Shares in connection with the extension vote, 918,402 RMG III Class A Ordinary Shares remained outstanding.
Between January 11, 2023 and January 13, 2023, following the approval by RMG III shareholders of the First Extension and the First Extension Amendment, representatives of RMG III and H2B2 held a number of meetings to discuss, among other things, the results of redemptions by RMG III shareholders and the potential impact on capital requirements for the business combination, the proposed terms of the potential business combination and transaction structure, and business and financial due diligence matters, such as project pipeline and customer backlog, H2B2’s business development strategy, H2B2’s capital requirements and employee-related information.
On January 16, 2023, representatives of RMG III met with representatives of Cohen, to provide an update on progress of the potential business combination with H2B2.
Also on January 16, 2023, representatives of RMG III had a call with representatives of Arup Group, an engineering, sustainability, and design consulting firm (“Arup”), to discuss the preliminary draft report that Arup had prepared in connection with a prior potential project financing relating to H2B2.
Between January 17, 2023 and January 19, 2023, RMG III and H2B2 held a number of meetings to discuss H2B2’s potential business opportunities and project pipeline, including H2B2’s SoHyCal project in Fresno, California.
On January 20, 2023, Messrs. Kassin and Jones of RMG III visited H2B2’s plant relating to the SoHyCal project in Fresno, California, as part of RMG III’s business diligence of H2B2’s operations.
On January 24, 2023, BCW and H2B2 entered into an engagement letter, pursuant to which, among other things, H2B2 formally engaged BCW to act as placement agent in connection with the Capital Raise Transaction, and also agreed to pay BCW a cash fee equal to 4.5% of the gross proceeds actually received by H2B2 in connection with the Capital Raise Transaction. See section titled “Certain Relationships and Related Party Transactions—RMG III—BCW Engagement Letter” for further information.
On January 27, 2023, a legal due diligence session via videoconference was held. Representatives of Skadden, RMG III, PLL, Latham and H2B2 attended the meeting. Skadden discussed with H2B2 a list of high-level preliminary due diligence questions based on Skadden’s and PLL’s preliminary review of the documents made available in the virtual data room and other diligence-related items.

Between January 30, 2023 and January 31, 2023, RMG III held two meetings, during which it discussed updates with respect to H2B2, H2B2’s project pipeline and H2B2 customer backlog. In addition, RMG III also discussed the potential scope of Arup’s role in connection with the potential business combination and its engagement by H2B2 to prepare a commercial vendors’ due diligence report in connection with the Capital Raise Transaction, a general status update of the potential business combination, and overall timeline to complete a more comprehensive due diligence exercise.
On February 2, 2023, representatives of Skadden met with representatives of Latham via videoconference to discuss certain process matters regarding the preparation of definitive transaction documents, legal due diligence, regulatory approvals required in connection with the potential business combination, preparation and timeline of the registration statement on Form S-4 to be prepared in connection with the potential business combination, and related work streams. The group identified the immediate work deliverables and expected timeline for the definitive transaction documents, and agreed to meet on a regular basis to review progress.
On February 3, 2023 and February 7, 2023, Skadden, on behalf of RMG III, sent two extensive lists of questions and document requests arising from a preliminary review of the documentation made available in the virtual data room. Thereafter, Skadden circulated additional questions to H2B2 on a regular basis. H2B2 addressed these questions, provided responses and uploaded supporting materials to the virtual data room on a rolling basis. Between February 2023 and May 2023, representatives of Skadden and PLL, on behalf of RMG III, and representatives of Latham, on behalf of H2B2, had extensive correspondence regarding follow-up questions and requests arising from documents that H2B2 continued to make available to the virtual data room, and other matters arising over the course of Skadden’s and PLL’s due diligence reviews.
On February 10, 2023, representatives of Skadden met with representatives of Latham via videoconference to discuss the structure of the business combination based on tax considerations. On February 17, 2023, Latham shared a preliminary structure presentation depicting two alternative structures and describing the U.S. and Spanish tax implications for each structure. Between February 2023 and March 2023, representatives of Skadden and Latham maintained ongoing correspondence regarding the proposed structure of the business combination and revised and exchanged drafts of the structure presentation. The transaction structure ultimately pursued was determined based on tax considerations, including (i) the tax-free treatment of the share exchange from a U.S. perspective and (ii) Spanish tax considerations.
On February 28, 2023, H2B2 entered into an engagement letter with Natixis, pursuant, to which, among other things, H2B2 formally retained Natixis to act as exclusive co-placement agent, together with BCW, in connection with the Capital Raise Transaction, and agreed to pay Natixis a cash fee equal to 2.5% of the gross proceeds actually received by H2B2 in connection with the Capital Raise Transaction. Further, if the gross proceeds actually received by H2B2 in connection with the Capital Raise Transaction were equal to or higher than $50,000,000 and the pre-money valuation of H2B2 was equal to, or higher, than $50,000,000, Natixis would be entitled to an additional cash fee of equal to 0.05% times the pre-money valuation of H2B2.
Throughout the second half of January 2023 and until the second half of February 2023, RMG III and H2B2 held frequent check-in calls to discuss updates with respect to the potential business combination, the related definitive documentations, due diligence matters, which check-in calls were from time to time, and as needed, attended by RMG III’s and H2B2’s respective legal advisors.
On March 2, 2023, BCW and H2B2 entered into an amendment to the engagement letter, dated January 24, 2023, which, among other things, reflected that BCW would be acting on a co-exclusive basis as co-placement agent with Natixis in connection with the Capital Raise Transaction, and included a revised compensation arrangement to align with the fee arrangements in Natixis’ engagement letter, as further described in the paragraph above, such that H2B2 would pay BCW a cash fee equal to 2.5% of the gross proceeds actually received by H2B2 in connection with the Capital Raise Transaction. In addition, and similar to the fee arrangement with Natixis in its engagement letter described above, if the gross proceeds actually received by H2B2 in connection with the Capital Raise Transaction were equal to or higher than $50,000,000 and the pre-money valuation of H2B2 was equal to, or higher, than $50,000,000, BCW would be entitled to an additional cash fee of equal to 0.05% times the pre-money valuation of H2B2. See section titled “Certain Relationships and Related Party Transactions—RMG III—BCW Engagement Letter” for further information.
On March 7, 2023, representatives of RMG III and H2B2 had a meeting with a representative of an investment bank to discuss potential financing structures for the combined company resulting from the proposed business combination. On March 23, 2023 representatives of RMG III and H2B2 had a meeting with a representative of the equity research group of the same investment bank in which the research analyst presented the manner in which such research group prepares and publishes research for de-SPAC entities.
On (i) March 22, 2023, representatives of RMG III, Skadden, H2B2 and Latham met via videoconference, and on (ii) April 5, 2023, representatives of Latham, on behalf of H2B2, and representatives of Skadden, on behalf of RMG III, to discuss the period of the financial projections prepared by H2B2 to be presented to the RMG III Board and to be included in the registration statement.
On March 25, 2023, representatives of Skadden, on behalf of RMG III, emailed representatives of Latham, on behalf of H2B2, an initial draft of the Merger Agreement based on the terms of the January LOI and the subsequent negotiations between H2B2 and RMG III. The final documentation, including with respect to mechanics relating to the treatment in the Merger of certain outstanding securities of H2B2 and RMG III, the representations and warranties of each party, restrictions on the conduct of H2B2’s business between signing and closing, obligations of the parties with respect to delivery of required approvals, certain conditions to closing, termination rights of the parties, provisions related to determination of the consideration to shareholders, and certain other terms and conditions, the details of which were not fully addressed in the January LOI, required additional negotiation by the parties.
Between February 2023 and March 2023, in the context of its financial due diligence, RMG III received drafts of confidential information memoranda with respect to H2B2 that were prepared by Natixis and BCW, which memoranda also formed the basis of the final confidential information memorandum that was distributed to potential Capital Raise Investors in connection with the Capital Raise Transaction by H2B2 on April 17, 2023.
On April 7, 2023, representatives of Latham, on behalf of H2B2, emailed representatives of Skadden, on behalf of RMG III, a revised draft of the Merger Agreement. From April 7, 2023 to May 9, 2023, RMG III, H2B2, Skadden, on behalf of RMG III, and Latham, on behalf of H2B2, negotiated the terms of the Merger Agreement, revising and exchanging multiple advanced drafts of the Merger Agreement.
On April 14, 2023 and April 16, 2023, RMG III and H2B2 held further meetings to discuss, among other things, the equity valuation in the context of the Capital Raise Transaction and a potential premium to the post-money valuation of the Capital Raise Transaction in the event that at least $15,000,000 of proceeds were raised, and the latest updates to the Ardachon Proceedings, including the two offers that H2B2 submitted on April 10, 2023 for Ardachon’s shares of H2B2 Common Stock. The parties also discussed, as it related to the proposed Merger Agreement, the calculation of the closing date purchase price, and RMG III’s potential reimbursement of expenses in the event the proposed Merger Agreement was terminated in certain scenarios. In addition, RMG III and H2B2 also discussed the potential waiver of the deferred underwriting commissions payable by RMG III to BofA and Barclays, as well as RMG III’s proposal relating to the amendment to the conversion ratio of the RMG III Private Placement Warrant and the RMG III Public Warrants.
On April 16, 2023 and April 17, 2023, BofA and Barclays, respectively, agreed to waive their respective deferred underwriting commissions which were payable by RMG III in connection with the Initial Public Offering.
On April 24, 2023, the RMG III Board held a meeting via videoconference with representatives from Skadden present where the attendees provided updates to the RMG III Board on the status of negotiations and work streams, outstanding items relating to the proposed Merger Agreement, including the closing date purchase price mechanism, updates with respect to the Capital Raise Transaction, a general update with respect to the Ardachon Proceedings, H2B2’s project pipeline and other H2B2-related topics, such as H2B2 technology, products and the current H2B2 regulatory landscape.
On April 26, 2023, representatives of Latham, on behalf of H2B2, emailed to representatives of Skadden, on behalf of RMG III, initial drafts of the Registration Rights Agreement, the Lock-Up Agreement and the Sponsor Support Agreement. Pursuant to the Registration Rights Agreement, RMG III will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Surviving Corporation Common Stock and other equity securities of the Surviving Corporation that are held by the parties from time to time. Pursuant to the Lock-Up Agreement, the parties thereto, including the Sponsor and H2B2 Stockholders, agree to restrict the transfer of their Surviving Corporation Common Stock and other equity securities of the Surviving Corporation following the Closing. Pursuant to the Sponsor Support Agreement, the Sponsor would agree to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. During the following weeks, the parties negotiated the terms of the Registration Rights Agreement, the Lock-Up Agreement and the Sponsor Support Agreement, exchanging multiple drafts prior to finalization of the agreements on May 9, 2023. See the sections titled “Other Agreements—Registration Rights Agreement,” “Other Agreements—Sponsor Support Agreement” and “Other Agreements—Lock-Up Agreement” for more information.
On April 27, 2023, representatives of RMG III, H2B2, Skadden and Latham met via videoconference to discuss outstanding items relating to the proposed Merger Agreement and other transaction-related items.
On May 2, 2023, the RMG III Board held a meeting via videoconference, with representatives from Skadden present. At this meeting, representatives of Skadden gave a presentation on transaction structuring and key provisions of the Merger Agreement. Discussions relating to the proposed terms of the Merger Agreement followed, including questions from the RMG III Board regarding such terms of the Merger Agreement.
On May 5, 2023, the RMG III Board held a meeting via videoconference, with representatives from Skadden present. Representatives of Skadden presented a further update to the RMG III Board on the status of negotiations and revisions of the key provisions of the proposed Merger Agreement. Discussions relating to the revised terms followed, including questions from the RMG III Board regarding the revisions and deviations from the terms that were previously presented to and reviewed by the RMG III Board.
On May 5, 2023, May 6, 2023 and May 7, 2023, representatives from RMG III, H2B2, Skadden and Latham met over videoconference and discussed the several revisions to the proposed Merger Agreement, the related outstanding items and the expected timing for the execution of definitive transaction documents.
Over the course of the several exchanges between April 7, 2023 to May 9, 2023 relating to the terms of the Merger Agreement, the parties negotiated and agreed the following terms deviating from and adding to certain material commercial terms outlined in the January LOI:
•
Adjustment of RMG III Warrants’ exchange ratio. In order to further incentivize H2B2 Stockholders to approve the Business Combination, RMG III and H2B2 agreed that the RMG III Warrants’ exchange ratio would be adjusted such that, following the Business Combination, each RMG III Warrant would be exercisable for 0.075 shares of Surviving Corporation Common Stock;

•
H2B2 termination right. RMG III and H2B2 agreed that H2B2 would have a right to terminate the Merger Agreement in the event that certain Capital Raise Investors participating in the Capital Raise Transaction object to the Merger, in exchange for the payment of a reimbursement fee amounting to $3,300,000 by H2B2 to RMG III to cover costs and expenses incurred by RMG III relating to efforts and resources expended and opportunities foregone while negotiating the Merger Agreement;

•	Closing date purchase price. After discussions between RMG III and H2B2, the parties agreed to a base purchase price of $750,000,000 to be adjusted upwards or downwards on a dollar-for-dollar basis:
i.
If H2B2 raises capital in an equity or equity-linked Capital Raise Transaction, an amount equal to the difference between the base purchase price and the actual pre-money valuation in the Capital Raise Transaction, plus the amount raised in the Capital Raise Transaction, plus $2,000,014 which amount accounts for exercise of H2B2 stock options by the H2B2 chairperson, Mr. Antonio Vázquez Romero at the Closing; and

ii.
If H2B2 raises capital in a debt raise transaction (other than in a transaction solely involving traditional senior debt) an amount equal to the difference between the base purchase price and the actual debt transaction pre-money valuation, plus the $2,000,014;

in the case of each of (i) and (ii), the resulting purchase price to be increased by 10% if the amount raised in the Capital Raise Transaction exceeds $15,000,000;
•	No earnout shares. No earnout shares would be issued to H2B2 Stockholders;
•
No founder shares’ vesting schedule. After discussions between RMG III and H2B2, RMG III agreed to accept H2B2’s proposal on the vesting of the Founder Shares. At Closing, only a number of shares of RMG III Common Stock owned by the Sponsor equal to the Founder Consideration Shares would convert into Surviving Corporation Common Stock with the remainder of such shares of RMG III Common Stock owned by the Sponsor being cancelled with no vesting schedule; and

•
Observer on the Surviving Corporation’s board of directors: After discussions between RMG III and H2B2, the parties agreed that RMG III will have the right, for a one-year period following the Closing, to appoint an observer to the Surviving Corporation’s board of directors in lieu of one independent director.

See the section titled “The Merger Agreement” for more information.
On May 5, 2023, representatives of Skadden, on behalf of RMG III, emailed representatives of Latham, on behalf of H2B2, an initial draft of the H2B2 Support Agreement, pursuant to which certain shareholders of H2B2 would agree to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. During the following days, the parties negotiated the terms of the H2B2 Support Agreement exchanging multiple drafts prior to finalization of the agreement on May 9, 2023. See the section entitled “Other Agreements —H2B2 Support Agreement” for more information.
On May 7, 2023, the H2B2 Board held a meeting to review and approve the terms of the business combination with RMG III and the substantially final versions of the Merger Agreement and the related ancillary documents.
On May 8, 2023, the RMG III Board, which included Messrs. Carpenter, Mancini, and Kassin, held a meeting via videoconference, with Mr. Sima, Mr. Smith and Mr. Jones, and representatives from Skadden present. Representatives from Skadden presented an update to the RMG III Board of the revisions to the terms of the Merger Agreement and the related ancillary documents. Discussion of the proposed terms followed, including questions from the RMG III Board regarding the terms of the proposed Merger Agreement that were previously provided to and reviewed by the RMG III Board. After extended deliberation and discussion, the directors of RMG III present at the meeting unanimously determined that the Merger Agreement and the related ancillary documents were advisable and in the best interests of RMG III and RMG III shareholders, approved the execution by RMG III of the Merger Agreement and the related ancillary documents and the transactions contemplated thereby, and recommended the approval by RMG III shareholders of the Merger Agreement and the related ancillary documents and the transactions contemplated thereby. The RMG III Board also approved the extension of RMG III’s deadline to consummate a business combination by one additional month from May 9, 2023 to June 9, 2023, the first out of three one-month extensions up to August 9, 2023.
During the days leading up to May 9, 2023, representatives of Skadden and representatives of Latham worked to finalize the drafts of the Merger Agreement, the ancillary documents to the Merger Agreement, which includes the Company Support Agreement, the Sponsor Support Agreement and the RMG III and H2B2 disclosure schedules.
On May 9, 2023, the proposed final drafts of the Merger Agreement, the ancillary documents to the Merger Agreement, the Company Support Agreement, the Sponsor Support Agreement and the RMG III and H2B2 disclosure schedules were circulated to all parties.
Following the meeting of the H2B2 Board on May 7, 2023 and the meeting of the RMG III Board on May 8, 2023, RMG III and H2B2 executed and delivered the Merger Agreement on May 9, 2023. On the same day, the Sponsor Support Agreement and the H2B2 Support Agreement were also executed by the parties thereto. See the section titled “Proposal No. 1—The Business Combination Proposal” for more information.
On the evening of May 10, 2023, after the end of trading of the RMG III Class A Ordinary Shares on Nasdaq, RMG III filed a Form 8-K announcing the execution of the Merger Agreement and the extension of RMG III’s deadline to consummate a business combination by one additional month from May 9, 2023 to June 9, 2023, the first out of three one-month extensions up to August 9, 2023.
On the evening of May 11, 2023, after the end of trading of the RMG III and H2B2 Class A Ordinary Shares on Nasdaq, RMG III issued a joint press release publicly announcing the execution of the Merger Agreement and RMG III filed a Form 8-K summarizing the terms of the Merger Agreement, the Company Support Agreement, the Sponsor Support Agreement as well the other ancillary documents to the Merger Agreement, and attached as exhibits to the Form 8-K copies of the Merger Agreement, the Company Support Agreement, and the Sponsor Support Agreement.
On August 4, 2023, RMG III held an extraordinary general meeting pursuant to which RMG III shareholders approved amending and restating RMG III’s then-current amended and restated memorandum and articles of association to extend the date by which RMG III is required to consummate a business combination from August 9, 2023 to February 9, 2024. RMG III shareholders approved the Second Extension Amendment and, as such, RMG III has until February 9, 2024 to consummate a business combination. On August 4, 2023, the RMG III shareholders approved the Second Extension Amendment, amending the RMG III Governing Documents, notice of which was filed with the Cayman Islands Registrar of Companies. After the redemption of RMG III Class A Ordinary Shares in connection with the extension vote, 635,778 RMG III Class A Ordinary Shares remained outstanding.
In November 2023, the conditional exercise of Mr. Vázquez’s options to acquire 68,966 shares of H2B2 common stock conditional on Closing was rescinded, and the underlying option agreement between Mr. Vázquez and H2B2 was amended to permit Mr. Vázquez to exercise these options during the period beginning on the date on which Mr. Vázquez became the non-executive chairman of the H2B2 Board and ending on the third anniversary of the effective date of the amendment to the option agreement.
Over the course of March 2023 through November 2023, H2B2, as well as Natixis and BCW, on H2B2’s behalf and in their capacity as H2B2’s co-placement agents in connection with the Capital Raise Transaction, engaged in discussions with potential investors to solicit interest in participating in the Capital Raise Transaction and evaluate its prospects. In addition to H2B2’s initial intent to raise capital in H2B2, the co-placement agents engaged in discussions with certain investment firms for the purposes of raising private capital in H2B2’s Spanish based subsidiary, H2B2 Electrolysis Technologies, S.L., which is focused on electrolyzer manufacturing and R&D efforts,and raising private capital to fund H2B2’s SoHyCal project. H2B2 and its co-placement agents held such discussions with over 250 potential investors, over 50 of whom entered into non-disclosure agreements with H2B2.
Pursuant to the above discussions, H2B2 received two proposed term sheets and proceeded with one nonbinding term sheet with a potential investor regarding a potential investment in H2B2’s SoHyCal project. Due diligence by the potential investor is still ongoing as of the date hereof.
During the same period, H2B2, RMG III and Cohen, in its capacity as capital markets advisor for RMG III, held several meetings to discuss a potential PIPE investment as an alternative avenue for H2B2 to raise capital. In October 2023, RMG III and H2B2 began working with Cohen on a public presentation in anticipation of a potential solicitation of interest in a PIPE investment. During the first half of November 2023, Cohen reached out to several investors in this regard.
As of the date hereof, the above discussions have not led to the execution of definitive documentation in respect of a Capital Raise Transaction based on which the initially agreed upon base purchase price could be adjusted pursuant to the initial terms of the Merger Agreement prior to the Merger Agreement Amendment. Consequently, from December 4, 2023 to December 14, 2023, H2B2 and RMG III held several meetings to discuss and negotiate a revised pre-money valuation of H2B2, as well as other aspects of the Business Combination, such as timeline, transaction costs, H2B2’s capital requirements and post-transaction governance considerations. During such meetings, the parties also discussed and remained open to consider further avenues for H2B2 to raise capital, including a potential PIPE investment, reaching out to further investors, additional capital raise efforts and other instruments which H2B2 could enter into to enhance its liquidity after Closing. Cohen, in its capacity as capital markets advisor to RMG III, also participated in such discussions and assisted the parties in reaching a determination relating to the revised pre-money valuation of H2B2. In the context of such discussions, the parties also discussed potential valuation methodologies and rationale.
On December 11, 2023, RMG III, H2B2 and the potential investor in the SoHyCal project held a diligence update call relating the SoHyCal project.
On the same day, Cohen and RMG III shared certain materials prepared by Cohen with H2B2. Such materials included (i) a comparable company analysis, (ii) historical trading multiples for the set of comparable companies and (iii) a summary overview of the transaction describing the structure of the transaction, sources and uses of funds and pro forma valuation and ownership of H2B2, in line with the pro forma valuation and ownership of H2B2 reflected in this proxy statement.
On December 14, 2023, the RMG III Board held a meeting via videoconference, with representatives from RMG III’s management team, Skadden and Cohen present, to discuss the revised pre-money valuation of H2B2, the related amendment to the Merger Agreement and other aspects of the Business Combination. During the meeting, representatives from Cohen presented the materials mentioned in the previous paragraph which Cohen had prepared in the context of the discussions between RMG III and H2B2 relating to H2B2’s revised pre-money valuation. The attendees also discussed related changes to be made to this proxy statement/prospectus.
On the basis of the discussions between RMG III and H2B2 and the discussions held by H2B2, Natixis and BCW with potential investors, representatives of RMG III and H2B2 determined to revise the pre-money valuation of H2B2 from $750,000,000 to $400,000,000, and to reflect such revision in an amendment to the Merger Agreement. The parties also agreed to that the initially agreed upon base purchase price, which would reflect the revised pre-money valuation of H2B2, would no longer be subject to adjustment based on the proceeds of the Capital Raise Transaction.
As a result of these continued discussions between the parties, on December 15, 2023, the parties entered into the Merger Agreement Amendment, pursuant to which the parties agreed to, among others, the following amendments:
•	Base Purchase Price. The definition of Base Purchase Price was removed.
•	Closing Date Purchase Price. The definition of Closing Date Purchase Price was amended to a fixed purchase price of $400,000,000.
•
No AVR Option Amount. The removal of the AVR Option Amount from the calculation of the “Closing Date Purchase Price” and “Minimum Investment Amount” as a result of the agreement between Mr. Vázquez and H2B2 to rescind the exercise of Mr. Vázquez’s option to acquire up to 68,966 shares of H2B2 and amend such option permit Mr. Vázquez to exercise such option until the third anniversary of the effective date of such option amendment;

•
Revised Minimum Investment Amount. To better account for current market conditions impacting the Capital Raise Transaction, the parties agreed to reduce the Minimum Investment Amount from $40,000,000 to $30,000,000.

•
No 10% Premium. As a result of reducing the Minimum Investment Amount and commercial discussions relating to H2B2’s valuation, the parties agreed to remove the ten percent (10%) premium from the calculation of the Closing Date Purchase Price.

•
No Minimum Net Tangible Assets Condition. On August 4, 2023, the shareholders of RMG III approved the proposal to amend and restate the RMG III Governing Documents to eliminate the limitation that RMG III shall not redeem Public Shares to the extent that such redemptions would cause RMG III’s net tangible assets to be less than $5,000,001 following such redemptions. As a result of such amendment, and to increase certainty of closing, RMG III and H2B2 agreed to remove the minimum net tangible assets condition precedent.

•
Conversion of RMG III Class B Ordinary Shares. RMG III and H2B2 agreed certain amendments to the definition of “Founder Consideration Shares” and other related sections of the Merger Agreement to account for the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. The covenant relating to the Warrant Amendment was amended to clarify that it shall, following the execution thereof, cause, in connection with the closing of the Merger, each of the then outstanding Public Warrants and Private Placement Warrants to be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•
Director Nominees. The covenant relating to the Surviving Corporation Board was amended to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, to be mutually designated by H2B2 as set forth in the Merger Agreement, and all of whom will be proposed by H2B2 pursuant to written notice to RMG III as soon as reasonably practicable following the date of the Merger Agreement and (ii) three (3) director nominees to be designated by H2B2.

The RMG III Board’s Reasons for Approval of the Merger
The RMG III Board, in evaluating the Business Combination, consulted with Skadden, legal counsel to RMG III, and other advisors. In reaching its conclusion (i) that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of RMG III and RMG III shareholders and (ii) to recommend that RMG III shareholders adopt the Merger Agreement and approve the Business Combination, the RMG III Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the RMG III Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The RMG III Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of RMG III’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
The RMG III Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. RMG III is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to RMG III from a financial point of view. The members of RMG III’s management team and the RMG III Board are well qualified to evaluate the transaction with H2B2. They have extensive transactional experience, including substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including companies similar to H2B2. RMG III’s management team and the RMG III Board include individuals with decades of experience across industries, at both the management and board level. In particular, the RMG III management team has decades of experience with mergers and acquisitions, including prior de-SPAC business combinations. See “Management of RMG III — Directors and Executive Officers” for additional information on RMG III’s management’s and the RMG III Board’s experience and qualifications, including the involvement of certain members of RMG III’s management and of the RMG III Board with the completed business combinations of three prior special purposes acquisition companies: RMG Acquisition Corp. in its business combination with Romeo Systems, Inc., Property Solutions Acquisition Corp. in its business combination with Faraday Future Intelligent Electric Inc. and RMG Acquisition Corp. II in its business combination with ReNew Power Private Limited. The RMG III Board concluded that its experience and backgrounds, together with the experience of RMG III’s management and its advisors, enabled them to perform the necessary analyses to make determinations regarding the Business Combination, and therefore they decided that an opinion, from an independent investment banking firm or other independent entity that commonly renders valuation opinions, that the Business Combination is fair to RMG III from a financial point of view was not necessary.
RMG III’s management, including its directors and advisors, has many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the RMG III Board, was suitably qualified to conduct the due diligence and other investigations and analyses required in connection with the search for a business combination partner. A detailed description of the experience of RMG III’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “Management of RMG III — Directors and Executive Officers.”
The RMG III Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
•
Early mover advantage in high-growth hydrogen markets supported by global regulatory tailwinds. The green hydrogen market has the potential to reach ~$10 trillion by 2030, and it is supported by regulators globally as evidenced by the IRA, the Green Industrial Plan in the EU, and hydrogen roadmaps discussed by a number of other countries. RMG III’s Board believed that H2B2 has a first mover advantage that positions them as an experienced competitor in a nascent industry in need of expertise across the value chain, from project development to operations and maintenance. RMG III’s Board also believed that the Company’s favorable positioning is expected to allow H2B2 to grow rapidly with the market.

•
Vertically integrated business model. RMG III’s Board believed that H2B2 approaches the green hydrogen market by leveraging its expertise across the value chain, including technological development, project development, electrolyzer manufacturing, EPC services, and operations and maintenance. RMG III’s Board also believed that the green hydrogen market is in need of holistic solutions due to the lack of end-market maturity and internal customer know-how and therefore H2B2 is well positioned to address the key hurdle to customer adoption of green hydrogen.
•
Demonstrated success in generating customer demand. RMG III’s Board believed that H2B2 has evidenced its competitive market positioning with 82 MWs of projects under construction and recently awarded, as well as key customer partnerships, such as with Ecopetrol. The Company’s impressive pipeline indicates management’s ability to provide tailored solutions to address key customer selection criteria. RMG III’s Board believed that H2B2’s early mover advantage in a growing market, paired with its vertically integrated solutions, is expected to lead to further project awards.

•
Highly Experienced Management Team Ready to Commercialize Market Opportunity. The RMG III Board believed that H2B2 has an experienced leadership team with a track record of successfully developing and deploying cutting edge technologies from product inception to successful market launch.

•
Results of Due Diligence Conducted by RMG III. The RMG III Board considered the scope of the due diligence examinations conducted by RMG III’s management team and outside advisors and evaluated the results thereof and information available to it related to H2B2, including:

○	extensive virtual meetings and calls with H2B2’s management team regarding its operations and projections and the proposed Business Combination;
○	in-person meetings at H2B2’s locations; and
○
review of materials related to H2B2 made available, including with respect to financial, accounting, tax, legal (including corporate governance, indebtedness, real property, intellectual property, executive compensation and labor, anti-trust/regulatory and litigation), industry, management background and technical due diligence matters.

•
Terms of the Transaction Documents. The RMG III Board reviewed and considered the terms of the Merger Agreement and the other related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the Merger Agreement. See the sections entitled “The Merger Agreement” and “Other Agreements” for detailed discussions of the terms and conditions of these agreements.

•
Redemption Rights Available for Public Shareholders. If the Business Combination closes, the Public Shareholders may have all or any portion of their Public Shares redeemed for cash, regardless of whether they vote for or against the Business Combination Proposal. This redemption option will allow each Public Shareholder to choose whether or not to invest in H2B2. This is an important decision, particularly given certain post-signing developments as noted in the negative factors, uncertainties and risks described below. If the Business Combination fails to close, this redemption option will not be available until RMG III finds and closes an alternative transaction in the future, which could take substantial time and may never occur. Given the state of the market, there are a more limited number of targets available for SPACs, and it will be more difficult for RMG III to identify and close an alternative transaction.

•
Consideration. The RMG III Board has substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and their experience and backgrounds, together with the experience and expertise of RMG III’s advisors, enabled them to make the necessary analyses and determination that consideration being paid in the Business Combination, which amount was negotiated at arms-length, was in the best interests of RMG III and RMG III shareholders and appropriately reflected H2B2’s value.

•
No Better Alternatives. The RMG III Board believed, after a thorough review of other business combination opportunities reasonably available to RMG III, that the proposed Business Combination represented the best potential business combination for RMG III that was currently available in the market at the time the Business Combination announced.

•
Growth opportunities through capital investment. The RMG III Board believed that H2B2 had prospects of benefiting from additional capital investment, particularly through the Capital Raise Transaction.

The RMG III Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•
Limited Management Experience in Operating a Public Company. H2B2’s management has limited experience in operating a U.S. public company. The requirements of being a public company may strain H2B2’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Merger may be greater than H2B2 anticipates.

•
Uncertainty Regarding Post-Closing Trading Price and Float. The RMG III Board believed that there is a meaningful risk that shares of Surviving Corporation Common Stock may trade below $10.00 per share immediately post-Closing, and that a substantial percentage of holders of Public Shares may choose to redeem their shares rather than remain invested in H2B2.

•
Valuation Depends on Future Performance. The valuation of H2B2 agreed to in the Business Combination depended in large part on H2B2’s performance in calendar years 2023 and 2024. There is a risk that, if H2B2 does not perform as was expected, the valuation used in the Business Combination may not reflect the fair market value of H2B2 at the time of Closing.

•
Limitations of Due Diligence. Although RMG III and its outside advisors conducted due diligence on H2B2, the scope of review was limited by the time available, the materials provided by H2B2 and the inherent uncertainties in any due diligence process. Accordingly, there can be no assurance that RMG III discovered all material issues that may be present with regard to H2B2’s business, or that issues outside of RMG III’s or H2B2’s control will not later arise.

•	Benefits not Achieved. The RMG III Board considered the risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
•
No Third-Party Valuation. The RMG III Board considered the risk that it did not obtain an opinion from an independent investment banking firm or other independent entity that commonly renders valuation opinions in connection with the Business Combination. As disclosed in RMG III’s IPO Registration Statement, the RMG III Board is required to obtain an opinion, from an independent investment banking firm or other independent entity that commonly renders valuation opinions, that the Business Combination is fair to RMG III from a financial point of view only if the Business Combination is with a target that is affiliated with the Sponsor or RMG III’s officers or directors. Because H2B2 is not an affiliate of the Sponsor or RMG III’s officers or directors, RMG III is not required to obtain such an opinion for the proposed Business Combination.

•
Liquidation of RMG III. The RMG III Board considered the risks and costs to RMG III if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in RMG III being unable to effect a business combination by the Completion Window and being forced to liquidate.

•
Exclusivity. The RMG III Board considered the fact that the Merger Agreement includes an exclusivity provision that prohibits RMG III from soliciting other business combination proposals and restricts RMG III’s ability to consider other potential business combinations so long as the Merger Agreement is in effect.

•
Post-Business Combination Corporate Governance. The RMG III Board considered the corporate governance provisions of the Merger Agreement and the proposed material provisions of the Proposed Organizational Documents and the effect of those provisions on the governance of the company post-Business Combination. Given that the existing stockholders of H2B2 will collectively control shares representing a majority of the outstanding shares of Surviving Corporation Common Stock upon completion of the Business Combination, the existing stockholders of H2B2 may be able to elect future directors and make other decisions (including approving certain transactions involving the Surviving Corporation and other corporate actions) without the consent or approval of any of RMG III’s current shareholders, directors or management team. See the sections entitled “The Merger Agreement,” “Management of the Surviving Corporation Following the Business Combination” for detailed discussions.

•
Closing Conditions. The RMG III Board considered the fact that completion of the Business Combination is conditioned on the satisfaction or waiver of certain closing conditions that are not within RMG III’s control.

•
Litigation. The RMG III Board considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.

•
Potential Conflicts. The RMG III Board considered the potential additional or different conflicts of interests of RMG III’s directors, executive officers, the Sponsor and its affiliates, as described in the sections entitled “—Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination” and “Certain Relationships and Related Party Transactions.” The RMG III Board, including RMG III’s independent directors, with their outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the RMG III Board, the Merger Agreement and the transactions contemplated thereby, including the Merger.

•	Fees and Expenses. The RMG III Board considered the fees and expenses associated with completing the Business Combination.
•
Other Risks. The RMG III Board considered various other risks associated with the Business Combination, the business of RMG III and the business of H2B2 described under the section entitled “Risk Factors.”

The RMG III Board concluded that the potential benefits that it expected RMG III and RMG III shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the RMG III Board determined that the Merger Agreement and the Business Combination were advisable and in the best interests of RMG III and RMG III shareholders.
Certain Unaudited H2B2 Prospective Financial Information
Prior to approval by the RMG III Board of the transaction and execution of the Business Combination and related agreements, H2B2 provided RMG III with internally prepared forecasts dated April 2023, including for calendar years 2023 and 2024. The prospective financial information was not prepared with a view towards compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information of GAAP with respect to forward looking financial information.
H2B2 does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other operating results. The forecasts were initially prepared solely for internal use, capital budgeting and other management purposes. The forecasts are subject to change and are susceptible to varying interpretations and the need for periodic revision based on actual experiences and business developments. The inclusion of the forecasted information should not be regarded as an indication that H2B2 or any other recipient of this information considered, or now considers, it to be predictive of actual future results.
H2B2 prepared certain non-public financial forecasts based on available information at the time of preparation and assumptions and estimates that it believed were reasonable at the time they were provided to RMG III. In preparing the forecast, H2B2’s management relied on a number of factors, including formulating the numerous assumptions for the purposes of its preparation of such prospective financial and operational information, H2B2 has reviewed, analyzed and considered its current project pipeline, including its installed projects, projects under construction, awarded projects and potential pipeline projects for 2023 and 2024 forecasts following a bottom-up approach, pricing, costs and investments based on its experience in bidding and developing projects and electrolyzers, and contracts with equipment vendors and suppliers. The projections were prepared by H2B2’s management who are experienced in preparing such forecasts for project bids and building large energy EPC projects. The forecasts reflect the consistent application of the accounting policies of H2B2 and should be read in conjunction with the accounting policies included in Note 2 - “Summary of Significant Accounting Policies and New Accounting Pronouncements” accompanying the historical audited financial statements of H2B2 and included elsewhere in this proxy statement/prospectus.

The selected forecasted financial and operating information dated April 2023 included in this proxy statement/prospectus was prepared in good faith by and is the responsibility of H2B2’s management. The forecasts were based on favorable market trends supporting the development of the hydrogen economy and the achievability of identified pipeline projects, driven by proven capabilities and a leading management team. The forecasts do not take into account the effect of any failure of the Business Combination to be completed and should not be viewed as accurate or continuing in that context.
H2B2 prepared its forecasts based on a variety of sources, including inputs and market data from third-party data providers, work with external consultants and management’s experience in the hydrogen and broader renewable energy segment. These forecasts are based on a number of assumptions, including the following assumptions that H2B2 management believed to be material:
•
Revenue growth forecasted in 2023 is mainly expected to come from projects under construction or awarded projects and revenue growth forecasted in 2024 is also based on projects under construction or awarded projects as well as projects currently in the pipeline of identified opportunities, with H2B2’s Conventional Products expected to be the main near-term revenue growth drivers, complemented by H2B2’s Integrated Products;

•
Bookings and market size (GW) growth based on H2B2’s bottom-up pipeline, including contracted projects and contracts under discussion. H2B2’s pipeline is compromised solely of projects that H2B2 has identified and had at least preliminary discussions with the relevant counterparty about the scope of the project and expected services, bookings and timing, among other things;

•	The growth of EPC and O&M services as projects under construction or awarded projects are begun or completed;
•
Increased investment in research and development to increase the efficiency of electrolyzers and increase breadth of the H2B2 product portfolio, including developing next-generation SOEC and AEM technologies;

•	Expanded spare parts inventory to meet PG requirements;
•	The SoHyCal project will be deconsolidated from H2B2 for accounting purposes in 2024;
•	Expanded minority investments in projects developed by H2B2;
•	Increased investment in personnel, with a focus on business development, engineering and project development;
•	Receipt of government funds through additional grants, subsidies and awards; and
•	Improved economies of scale in general and administrative functions.
In making the foregoing assumptions, which imply a revenue CAGR of 471% between 2022 and 2024, H2B2’s management relied on a number of factors, including:
•
As of April 2023, H2B2’s pipeline of identified opportunities consisted of more than 200 potential projects, with approximately 13 of the projects being projects under construction or awarded projects;

•	For the year ended December 31, 2022, 100% of H2B2’s revenue was from H2B2’s Conventional Products and 0% of H2B2’s revenue was from H2B2’s Integrated Products;
•	92% of the revenue forecasted in 2023 is based on projects that are under construction or awarded projects;
•	Estimated new project revenue for fiscal years 2023 and 2024 is expected to be split 100% and 55.5% from H2B2’s Conventional Products and 0% and 44.5% from H2B2’s Integrated Products, respectively;
•	EPC revenue is forecasted on the expected CapEx cost of the renewable source, EPC costs of the hydrogen plant, plus a margin;
•	EPC revenue is expected to grow as Integrated Product projects are completed and H2B2 wins projects for solely EPC services;

•
O&M services revenue is expected to grow as new Conventional Product and Integrated Product projects are under construction or installed, which H2B2 expects 75% of Conventional Products and 100% of Integrated Products projects will enter into O&M services contracts;

•	The average price per electrolyzer is expected to drop 5% annually over time until a unit prove of $750k per MW electrolyzer is achieved, driven by economies of scale and technology improvements;
•	The establishment of regional manufacturing facilities in target markets throughout EMEA, the Americas and APAC;
•
An estimated green hydrogen demand outlook of 9.1 (MT) in 2030, annual electrolyzer installations of 85 GW in 2030, including an expected boost in electrolyzer capacity from 2 GW worldwide to 242 GW in 2030, which would represent an 82% CAGR, and annual investment in electrolyzer deployment of $36 billion in 2030; and

•	Management forecasts for hydrogen industry growth.
Cost assumptions underlying the forecasts dated April 2023 were based on management’s estimates of costs related to the operation of the business, including hydrogen production costs, guarantees during the construction phase to include coverage for costs, delays, and/or potential performance variances, capital investment, operation, and maintenance costs, manufacturing costs and building additional manufacturing facilities, operating expenses, engineering, research and development, distribution, retail and service operating costs and general and administrative costs associated with growing the H2B2 business. The cost assumptions were based on management’s two decades of hydrogen production, processing and technology development experience, including significant experience in building large energy EPC projects, current supplier arrangements and the seven years of electrolyzer development and declining manufacturing costs as electrolysis technologies advance. The estimates also include assumptions on, among other things, the price of commodities and other inputs, guarantees, wages, inflation, logistics and manufacturing costs, the costs of specialized equipment and components, research and development and manufacturing facilities costs. The cost of manufacturing assumes, among other things, that H2B2 will increase manufacturing capacity 200% from 2022 to 2024, reaching 600 MW by 2024. The cost structure assumes, among other things, that electrolyzer technology will mature and that increased MWs will drive a scale advantage and bring down the per MW cost as H2B2 gains operational efficiencies and improves leverage with suppliers. The cost estimates assume, among other things, that distribution will expand across the target markets throughout EMEA, the Americas and APAC and includes the costs to build out the manufacturing footprint.
The weight that H2B2 management gave to the foregoing assumptions in preparing the H2B2 prospective financial information reflect the views of H2B2 management, and the Surviving Corporation does not anticipate that the foregoing metrics will be publicly reported on a go-forward basis. The reasonableness of the foregoing assumptions was evaluated in the context of prior performance, business and commercial diligence conducted by H2B2, H2B2’s current pipeline, and inputs and market data from third-party data providers. In particular, with respect to the foregoing assumptions, H2B2 management considered that:
•
The ability to convert potential pipeline projects into projects under construction or awarded projects was based on H2B2’s historical project conversion rate, the current stage of the process of each identified pipeline project and the expected growth in green hydrogen demand and annual electrolyzer installations;

•	The revenue split between H2B2’s Conventional Products and Integrated Products was based on H2B2’s estimated pipeline projects that are under construction or awarded for 2023 and 2024; and
•	The growth in EPC services was based on management’s estimates at the time, trended in pipeline projects, third party market growth data and H2B2 diligence.
In determining the appropriate period to reference for historical and expected figures, H2B2 management acknowledged that H2B2 had experienced significant business transformations over the past few years, including, but not limited to, significant growth in Conventional Products projects, entry into new markets, new government grants, significant investment in manufacturing and technology capabilities, and expansion to new product offerings such as EPC and O&M services, among others. In addition, H2B2 has entered into several joint ventures in recent years, and expects to enter into addition joint ventures in the future, which is expected to continue to drive H2B2’s growth.

Accordingly, H2B2 determined that it was reasonable to use a continuation of historical main factors affecting its results of operations from recent periods for the projections as those periods best reflect business performance after the business transformation and are inclusive of the initiatives that are underway.
Neither RSM US LLP nor any other independent accountant has compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the prospective financial information included in this proxy statement/prospectus. The report of RSM US LLP included in this proxy statement/prospectus relates to H2B2’s historical audited financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.
Prospective Financial Information as of April 2023
The following table presents the selected forecasted financial information dated April 2023:
(in $ millions)	2023E	2024E
	(unaudited)
Revenue	$25.8	$114.0
Net loss	($11.5)	($8.9)
Adjusted EBITDA(1)	($11.9)	($10.1)
Further Adjusted EBITDA(2)	($2.7)	$2.8
(1)
Adjusted EBITDA is defined as net loss before interest and other expense, net, income tax expense, other income and depreciation of long-lived asset. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures.”

(2)
Further Adjusted EBITDA is defined net loss before interest and other expense, net, income tax expense, other income, depreciation of long-lived asset, and one-off expenses, and include grant funding and dividends from minority investments in projects. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures.”

Updated Prospective Financial Information as of June 2023
Following H2B2 management’s April 2023 preparation of financial projections for 2023 and 2024 for the RMG III Board, as summarized on page 275 of this proxy statement/prospectus, H2B2 has continued to evaluate the assumptions used to prepare the financial projections originally prepared for the RMG III Board. In June 2023, H2B2 further evaluated its financial projections in light of its operating and financial results to date as well as the developing trends set forth below and under “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations—Main Factors Affecting Our Results of Operations.”
During the second quarter of 2023, H2B2 gained additional visibility into its pipeline, including the status of projects under construction and awarded projects. Based on H2B2’s assessment of its pipeline, it has revised its projected revenue for 2023 and 2024, as set forth in the table below, to account for delays in the completion of certain Conventional Product projects in 2023, that will also impact revenue in 2024. Additionally, H2B2’s projected revenue for 2024 was revised to reflect delays for certain Integrated Product projects due to longer development and permitting processes. H2B2’s revised projection of revenue for 2023 and 2024 in turn results in a change in Net loss, Adjusted EBITDA and Further Adjusted EBITDA, as set forth in the table below. Additionally, H2B2 has provided selected 2025 financial results to assist the RMG III Board in continuing to evaluate H2B2’s business, which have been prepared using the same sources and assumptions as the selected 2023 and 2024 financial results.
The table below sets forth H2B2 revised projections for selected 2023 and 2024 financial results as of June 2023, as well as the selected 2025 financial results as of June 2023.
(in $ millions)	2023E	2024E	2025E
Revenue	$15.8	$78.4	$206.8
Net loss	($16.6)	($17.1)	$7.4
Adjusted EBITDA(1)	($17.1)	($17.8)	$8.6
Further Adjusted EBITDA(2)	($8.0)	($4.8)	$20.5
(1)
Adjusted EBITDA is defined as net loss before interest and other expense, net, income tax expense, other income and depreciation of long-lived asset. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures.”

(2)
Further Adjusted EBITDA is defined net loss before interest and other expense, net, income tax expense, other income, depreciation of long-lived asset, and one-off expenses, and include grant funding and dividends from minority investments in projects. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures.”

Consistent with the projections originally prepared in April 2023, H2B2 expects projects under construction and awarded projects to drive revenue growth in 2023, and projects under construction or awarded projects as well as projects currently in the pipeline of identified opportunities, with H2B2’s Conventional Products expected to be the main near-term revenue growth drivers, complemented by H2B2’s Integrated Products to drive revenue growth in 2024 and 2025. Sourcing new projects involves lengthy discussions and a challenging selection process and once a project is awarded, converting the awarded project into a completed projects numerous risks and uncertainties. See “Risk Factors—The growth of our business depends upon sourcing new projects and our ability to continue to take pipeline projects to completion.”
Updated Prospective Financial Information as of November 2023
Following H2B2 management’s updated prospective financial information as of June 2023 for 2023, 2024 and 2025 for the RMG III Board, as summarized on page 276 of this proxy statement/prospectus, H2B2 has continued to evaluate the assumptions used to prepare the financial projections prepared for the RMG III Board. In November 2023, H2B2 further evaluated its financial projections in light of its operating and financial results to date as well as the developing trends set forth below and under “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations—Main Factors Affecting our Results of Operations.”
During the third quarter of 2023, H2B2 gained additional visibility into its pipeline, including the status of projects under construction and awarded projects. Based on H2B2’s assessment of its pipeline, it has revised its projected revenue for 2023, 2024 and 2025, as set forth in the table below, to account for delays in the completion of certain Conventional Product projects in 2023, that will also impact revenue in 2024 and 2025. Additionally, H2B2’s projected revenue for 2024 and 2025 was revised to reflect delays for certain Integrated Product projects due to longer development and permitting processes. H2B2’s revised projection of revenue for 2023, 2024 and 2025 in turn results in a change in Net loss, Adjusted EBITDA and Further Adjusted EBITDA, as set forth in the table below.
The table below sets forth H2B2 revised projections for selected 2023, 2024 and 2025 financial results as of November 2023.
(in $ millions)	2023E	2024E	2025E
Revenue	$12.0	$78.6	$206.6
Net loss	($20.9)	($16.3)	$3.9
Adjusted EBITDA(1)	($21.2)	($16.0)	$5.2
Further Adjusted EBITDA(2)	($7.9)	($5.8)	$16.7
(1)
Adjusted EBITDA is defined as net loss before interest and other expense, net, income tax expense, other income and depreciation of long-lived asset. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures”

(2)
Further Adjusted EBITDA is defined net loss before interest and other expense, net, income tax expense, other income, depreciation of long-lived asset, and one-off expenses, and include grant funding and dividends from minority investments in projects. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures”

Consistent with the projections originally prepared in April 2023 and June 2023, H2B2 expects projects under construction and awarded projects to drive revenue growth in 2023, and projects under construction or awarded projects as well as projects currently in the pipeline of identified opportunities, with H2B2’s Conventional Products expected to be the main near-term revenue growth drivers, complemented by H2B2’s Integrated Products to drive revenue growth in 2024 and 2025. Sourcing new projects involves lengthy discussions and challenging selection process and once a project is awarded, converting the awarded project into a completed projects numerous risks and uncertainties. See “Risk Factors—The growth of our business depends upon sourcing new projects and our ability to continue to take pipeline projects to completion.”
Updated Prospective Financial Information as of December 2023
Following H2B2 management’s updated prospective financial information as of November 2023 for 2023, 2024 and 2025 for the RMG III Board, as summarized on page 271 of this proxy statement/prospectus, H2B2 has continued to evaluate the assumptions used to prepare the financial projections prepared for the RMG III Board. In December 2023, H2B2 further evaluated its financial projections in light of its operating and financial results to date as well as the developing trends set forth below and under “H2B2 Management’s Discussion and Analysis of Financial Condition and Results of Operations—Main Factors Affecting our Results of Operations.”
During the fourth quarter of 2023, H2B2 gained additional visibility into its pipeline, including the status of projects under construction and awarded projects as well as expected equity or project financing arrangements. Based on H2B2’s assessment of its pipeline and expected equity or project financing arrangements, it has revised its projected revenue for 2023, 2024 and 2025, as set forth in the table below, to account for delays in the completion of certain Conventional Product projects as well as expected equity or project financing arrangements in 2023 and 2024, that will also impact revenue in 2024 and 2025. Additionally, H2B2’s projected revenue for 2024 and 2025 was revised to reflect delays for certain Integrated Product projects due to longer development and permitting processes and delays in securing necessary financing for such projects. H2B2’s revised projection of revenue for 2023, 2024 and 2025 in turn results in a change in Net loss, Adjusted EBITDA and Further Adjusted EBITDA, as set forth in the table below.
The table below sets forth H2B2 revised projections for selected 2023, 2024 and 2025 financial results as of December 2023.
(in $ millions)	2023E	2024E	2025E(1)
Revenue	$12.0	$29.3	$50.0-150.0
Net loss	($16.8)	($24.9)	($15.4)
Adjusted EBITDA(2)	($18.5)	($26.1)	($14.3)
Further Adjusted EBITDA(3)	$2.5	($23.4)	($12.5)
(1)	Net loss, Adjusted EBITDA and Further Adjusted EBITDA based off of $50.0 million of Revenue.
(2)
Adjusted EBITDA is defined as net loss before interest and other expense, net, income tax expense, other income and depreciation of long-lived asset. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures”

(3)
Further Adjusted EBITDA is defined net loss before interest and other expense, net, income tax expense, other income, depreciation of long-lived asset, and one-off expenses, and include grant funding and dividends from minority investments in projects. Please see the section titled “The Business Combination—Certain Unaudited H2B2 Prospective Financial Information—Non-GAAP Financial Measures”

Consistent with the projections originally prepared in April 2023, June 2023 and November 2023, H2B2 expects projects under construction and awarded projects to drive revenue growth in 2023 and 2024, and projects under construction or awarded projects as well as projects currently in the pipeline of identified opportunities, with H2B2’s Conventional Products expected to be the main near-term revenue growth drivers, complemented by H2B2’s Integrated Products to drive revenue growth in 2024 and 2025. Sourcing new projects involves lengthy discussions and challenging selection process and once a project is awarded, converting the awarded project into a completed projects numerous risks and uncertainties. See “Risk Factors—The growth of our business depends upon sourcing new projects and our ability to continue to take pipeline projects to completion.”
General
This summary of the forecasts is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any proposal presented at the Special Meeting but is being included because such forecasts were made available by H2B2’s management to RMG III’s management and the RMG III Board. None of H2B2, RMG III or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the forecasts, and none of them undertake any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date the forecasts were generated, including in respect of the potential impact of COVID-19 (or any escalation thereof), or to reflect the occurrence of events that have taken place since the date the forecasts were generated or may take place in the future even in the event that any or all of the assumptions underlying the forecasts are shown to be in error, in each case, except as may be required under applicable law. While presented with numerical specificity, these forecasts were based on numerous variables and assumptions known to H2B2 and RMG III at the time of preparation. These variables and assumptions are inherently uncertain, and many are beyond the control of H2B2 and RMG III. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of H2B2

(including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions and other factors described or referenced under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate, and the inclusion of the forecasted information should not be regarded as an indication that the RMG III Board, RMG III, H2B2 (or any of their respective affiliates, officers, directors, advisors or other representatives) or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results of Surviving Corporation or H2B2’s operations or results and should not be relied upon as such. The forecasts are subjective in many respects. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. For all of these reasons, the forward-looking financial information described above and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties, and readers of this proxy statement/prospectus are cautioned not to rely on them.
Non-GAAP Financial Measures
The forecasts were prepared solely for internal use and not prepared with a view to publicly disclose such information. The forecasts contain certain non-GAAP financial measures, including Adjusted EBITDA and Further Adjusted EBITDA. Adjusted EBITDA is defined as net loss, determined in accordance with GAAP, for the period presented, before interest and other expense, net, income tax expense, other income and depreciation of long-lived assets. Further Adjusted EBITDA is defined as net loss, determined in accordance with GAAP, for the period presented, before interest and other expense, net, income tax expense, other income and depreciation of long-lived assets, and includes grant funding and dividends from minority investments in projects. These measures are not measurements of H2B2’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income or any other performance measures derived in accordance with GAAP. H2B2 believes Adjusted EBITDA and Further Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to H2B2’s financial condition and results of operations. H2B2 believes that the use of Adjusted EBITDA and Further Adjusted EBITDA provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing H2B2’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider Adjusted EBITDA or Further Adjusted EBITDA in isolation or as alternatives to financial measures determined in accordance with GAAP. The use of Adjusted EBITDA or Further Adjusted EBITDA instead of GAAP measures has limitations as analytical tools, and you should not consider Adjusted EBITDA or Further Adjusted EBITDA in isolation or as a substitute for analysis of H2B2’s results of operations and operating cash flows as reported under GAAP. For example, Adjusted EBITDA does not reflect H2B2’s cash expenditures or future requirements for CapEx; does not reflect changes in, or cash requirements for, H2B2’s working capital needs; does not reflect interest expense; and does not reflect any cash income taxes that H2B2’s may be required to pay. In addition, Adjusted EBITDA does not reflect depreciation or amortization of assets over their estimated useful lives or any cash requirements for the replacement of such assets and does not reflect non-cash income or expense items that are reflected in H2B2’s statements of cash flows. For example, in addition to the limitations of Adjusted EBITDA, Further Adjusted EBITDA includes the addition of grant funding and does not reflect certain one-time expenses. H2B2’s definitions of and methods of calculating these non-GAAP financial measures vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures.
Set forth below are reconciliations of net income, the most directly comparable GAAP measure, to Adjusted EBITDA and Further Adjusted EBITDA, based on financial information available to or projected by H2B2.

Reconciliation of Net Income to Adjusted EBITDA and Further Adjusted EBITDA as of April 2023:
	2023E	2024E
	(unaudited)
(in $ millions)
Net loss	($11.5)	($8.9)
(–) Income tax expense	0.2	1.0
(+) Interest and other expense, net	—	0.1
(–) Other income	0.6	1.9
(+) Depreciation of long-lived assets	0.4	1.5
Adjusted EBITDA	($11.9)	($10.1)
(+) Grant funding	6.0	13.0
(+) One-off expenses	3.2	—
(+) Dividends from Minority Interest Projects	—	—
Further Adjusted EBITDA	($2.7)	$2.8
Reconciliation of Net Income to Adjusted EBITDA and Further Adjusted EBITDA as of June 2023:
	2023E	2024E	2025E
	(unaudited)
(in $ millions)
Net loss	($16.6)	($17.1)	$7.4
(+) Income tax expense	—	—	0.4
(+) Interest and other expense, net	—	0.1	0.3
(-) Other income	0.6	1.9	3.1
(+) Depreciation of long-lived assets	0.1	1.2	3.8
Adjusted EBITDA	($17.1)	($17.8)	$8.6
(+) Grant funding	6.0	13.0	11.8
(+) One-off expenses	3.1	—	—
(-) Dividends from Minority Interest Projects	—	—	(0.1)
Further Adjusted EBITDA	($8.0)	($4.8)	$20.5
Note: Figures may not sum due to rounding.
Reconciliation of Net Income to Adjusted EBITDA and Further Adjusted EBITDA as of November 2023:
	2023E	2024E	2025E
	(unaudited)
(in $ millions)
Net loss	($20.9)	($16.3)	$3.9
(+) Income tax expense	—	—	0.2
(+) Interest and other expense, net	—	0.1	0.3
(-) Other income	(0.7)	(1.7)	(2.9)
(+) Depreciation of long-lived assets	0.3	1.9	3.7
Adjusted EBITDA	($21.2)	($16.0)	$5.2
(+) Grant funding	7.2	10.2	11.5
(+) One-off expenses	6.2	—	—
(-) Dividends from Minority Interest Projects	—	—	0.1
Further Adjusted EBITDA	($7.9)	($5.8)	$16.7
Note: Figures may not sum due to rounding.
Reconciliation of Net Income to Adjusted EBITDA and Further Adjusted EBITDA as of December 2023:
	2023E	2024E	2025E(1)
	(unaudited)
(in $ millions)
Net loss	($16.8)	($24.9)	($15.4)

	2023E	2024E	2025E(1)
	(unaudited)
(in $ millions)
(+) Income tax expense	—	—	—
(+) Interest and other expense, net	1.4	2.2	2.1
(-) Other income	(3.2)	(4.8)	(2.7)
(+) Depreciation of long-lived assets	0.1	1.4	1.8
Adjusted EBITDA	($18.5)	($26.1)	($14.3)
(+) Grant funding	11.1	1.0	1.6
(+) One-off expenses	9.8	1.7	—
(-) Dividends from Minority Interest Projects	—	—	0.1
Further Adjusted EBITDA	$2.5	($23.4)	($12.5)
Note: Figures may not sum due to rounding.
(1)	Figures based off of $50.0 million of Revenue.
Satisfaction of the 80% Test
It is a requirement under the Nasdaq listing requirements that any business acquired by RMG III have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $   million for H2B2 compared to the approximately $6.7 million in the Trust Account, the RMG III Board determined that this requirement was met. The RMG III Board determined that the consideration that will be paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of RMG III and RMG III shareholders and appropriately reflects H2B2’s value. In reaching this determination, the RMG III Board considered several factors including those identified in the section titled “The Business Combination Proposal — The RMG III Board’s Reasons for Approval of the Merger.” The RMG III Board believes that the financial skills and background of its members qualify it to conclude that the Business Combination met this requirement.

Interests of RMG III’s Directors, Executive Officers and the Sponsor and its Affiliates in the Business Combination
In considering the recommendation of the RMG III Board to vote in favor of approval of the Proposals, RMG III shareholders and RMG III warrant holders should keep in mind that the Sponsor and its affiliates and RMG III’s directors and officers have interests in such Proposals that are different from or in addition to (and which may conflict with) those of RMG III shareholders. RMG III shareholders and RMG III warrant holders should take these interests into account in deciding whether to approve the Proposals presented at the Special Meeting, including the Business Combination Proposal, and the Warrant Holder Proposals presented at the Warrant Holders Meeting, including the Warrant Amendment Proposal. These interests include, among other things:
•
The Sponsor paid an aggregate of $12,349,495 for its purchases of the Founder Shares and the RMG III Private Placement Warrants. Prior to the Initial Public Offering, the Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000. Subsequently, RMG III effectuated a 5-for-6 share split of the RMG III Class B Ordinary Shares, resulting in an aggregate outstanding amount of 12,075,000 Founder Shares outstanding. Simultaneously with the consummation of the Initial Public Offering, the Sponsor purchased 8,216,330 RMG III Private Placement Warrants for an aggregate purchase price of $12,324,495 in a private placement. A portion of the proceeds from the sale of the RMG III Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Business Combination with H2B2 or another business combination is not consummated within the Completion Window, RMG III will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining RMG III shareholders and the RMG III Board, dissolving and liquidating. In such event, the 12,075,000 Founder Shares held by the Initial Shareholders would be worthless because the Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Additionally, in such event, the 8,216,330 RMG III Private Placement Warrants will also expire worthless. The Founder Shares had an aggregate market value of $     based upon the closing price of $     per share of RMG III Class A Ordinary Shares on Nasdaq on the RMG III Record Date. The RMG III Private Placement Warrants had an aggregate market value of approximately $     based upon the closing price of $     per Public Warrant on the Nasdaq on the RMG III Record Date.

•
In order to finance transaction costs in connection with a business combination, the Sponsor, members of the RMG III founding team or any of their affiliates may, but are not obligated to (other than pursuant to the January 2022 Note and the July 2022 Note), make certain working capital loans as may be required. On January 19, 2022, RMG Acquisition Management agreed to lend RMG III up to an aggregate of $500,000 for working capital purposes, pursuant to the January 2022 Note. The January 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. On July 27, 2022, RMG Acquisition Management agreed to lend RMG III up to $475,000 for working capital purposes, pursuant to the July 2022 Note. The July 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. In the event that the Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the January 2022 Note and the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the January 2022 Note or the July 2022 Note. The January 2022 Note and the July 2022 Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, RMG III has borrowed $500,000 under the January 2022 Note and $350,000 under the July 2022 Note. If RMG III does not complete a business combination by the Completion Window, there will not be sufficient assets to repay the outstanding balance under the January 2022 Note and the July 2022 Note, and the January 2022 Note and the July 2022 Note will be worthless.

•
There will be no finder’s fees, reimbursements or cash payments made by RMG III to the Sponsor or RMG III’s officers or directors, or RMG III’s or any of their affiliates, for services rendered to RMG III prior to or in connection with the completion of the Business Combination, other than payment of the amount described below for office space, utilities, administrative and support services described below and repayments of any outstanding balance of the January 2022 Note and the July 2022 Note, as described below. RMG III’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on

RMG III’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on RMG III’s behalf. However, if RMG III fails to consummate a business combination by the Completion Window, RMG III’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, RMG III may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of     , 2023, $     was outstanding in out-of-pocket expense reimbursements. Additionally, under the Administrative Services Agreement, RMG Acquisition Management is entitled to $20,000 per month for office space, utilities, administrative and support services provided to RMG III’s management team, which commenced on February 4, 2021 and will continue through the earlier of consummation of a business combination and RMG III’s liquidation. The Company incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2023, respectively. The Company had $240,000 and $120,000 recorded in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.
•
The Sponsor (including RMG III’s directors, officers and Initial Shareholders and their permitted transferees) owns RMG III Private Placement Warrants which, in the event the Warrant Amendment Proposal is approved prior to the Effective Time, will be converted into the right to receive up to 0.075 shares of Surviving Corporation Common Stock per RMG III Private Placement Warrant.

•
RMG III’s existing directors and officers will be eligible for continued indemnification and continued coverage under RMG III’s directors’ and officers’ liability insurance after the Business Combination pursuant to the Merger Agreement.

•
In the event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated February 4, 2021, among RMG III, the Sponsor and RMG III’s officers and directors, to indemnify and hold harmless RMG III against any and all losses, liabilities, claims, damages and expenses to which RMG III may become subject as a result of any claim by (i) any third party for services rendered or products sold to RMG III or (ii) a prospective target business with which RMG III has entered into an acquisition agreement; provided that such indemnification of RMG III by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to RMG III or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of RMG III Class A Ordinary Shares or (ii) such lesser amount per RMG III Class A Ordinary Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay taxes, expenses related to the administration of the Trust Account and limited withdrawals for working capital, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under RMG III’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. If RMG III consummates the Business Combination, on the other hand, RMG III will be liable for all such claims.

•
Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, subject to certain exceptions, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

•	Subject to certain limited exceptions, the Surviving Corporation Common Stock will not be transferable following the Closing until the date that is 180 days after the Closing.
•
Certain of RMG III’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of RMG III’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. RMG III does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine RMG III’s ability to complete a business combination. The Existing Articles provide that RMG III’s renounces any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of RMG III’s has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to RMG III’s and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to RMG III’s. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, RMG III does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.
Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the Surviving Corporation Common Stock trades below the price initially paid for the RMG III Units in the Initial Public Offering and the Public Shareholders and Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for RMG III to, rather than liquidate if it fails to complete an initial business combination by the Completion Window, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Founder Shares.
The RMG III Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination and the Warrant Amendment be approved by RMG III shareholders and RMG III warrant holders. See the section entitled “The Business Combination—Interests of RMG III’s Directors and Executive Officers and the Sponsor and its Affiliates in the Business Combination.” The RMG III Board concluded that the Merger Agreement and the Business Combination are fair from a financial point of view to and in the best interests of RMG III and RMG III shareholders. In view of the wide variety of factors considered by the RMG III Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the RMG III Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the RMG III Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The RMG III Board evaluated the reasons described above with the assistance of RMG III’s outside advisors. In considering the factors described above and any other factors, individual members of the RMG III Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the RMG III Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Merger Agreement and (ii) determined that the Business Combination and the other transactions contemplated by the Merger Agreement are in the best interests of RMG III and RMG III shareholders. The RMG III Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of RMG III and RMG III warrant holders.
Interests of H2B2’s Directors and Executive Officers in the Business Combination
H2B2’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) those of H2B2’s stockholders. These interests include, among other things:
•
Certain of H2B2’s directors and officers hold outstanding H2B2 Options which, pursuant to the terms of the Merger Agreement, will be converted into options to purchase shares of Surviving Corporation Common Stock, based on the Exchange Ratio (each, a “Converted Option”). Each Converted Option will otherwise be subject to the same terms and conditions as applied to the underlying H2B2 Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions. The following table sets forth, for each of H2B2’s officers, the number of shares of H2B2

Common Stock subject to vested and unvested H2B2 Options held by the director or officer as of     , 2023, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus; none of our non-employee directors currently hold H2B2 Options:
Name	Shares Subject to Vested Options	Shares Subject to Unvested Options
Executive Officers
Anselmo Andrade Fernández de Mesa
Florencio Ferrera Saldaña
Felipe Benjumea Llorente
Javier Brey Sánchez
Blanca Benjumea de Porres
Felipe Benjumea de Porres
África Castro Rosende

Directors
Antonio Vázquez Romero(1)
Ignacio Solis
Gonzalo Hidalgo
Guillermo Delclaux
Manuel Delclaux
Fernando Franco
Juan Suarez
(1)
In April 2023, Mr. Vázquez exercised the First Vázquez H2B2 Option in full, subject to and conditioned upon the Closing. In December 2023, the conditional exercise of such option was rescinded, and such option was amended to permit Mr. Vázquez to exercise such option during the period beginning on the date on which Mr. Vázquez became the non-executive chairman of the H2B2 Board and ending on the third anniversary of the effective date of such option amendment. Pursuant to his service agreement with H2B2, in December 2022, Mr. Vázquez was granted the Second Vázquez H2B2 Option. The number of shares of H2B2 Common Stock subject to the Second Vázquez H2B2 Option will be determined by dividing $750,000 by the exchange price of the Company’s shares in the Business Combination.

Board of Directors and Executive Officers Upon Completion of the Business Combination
Name	Age	Title
Antonio Vázquez Romero	71	Chairman of the Board, Director
Anselmo Andrade Fernández de Mesa	30	Chief Executive Officer, Director
Blanca Benjumea de Porres	33	Chief Financial Officer
Florencio Ferrera Saldaña	53	Chief Operating Officer
Javier Brey Sánchez	49	Chief Technology Officer
Felipe Benjumea de Porres	29	Chief Investment Officer, Director
África Castro Rosende	51	Business Development Officer
Blanca de Porres Guardiola	59	Director
Guillermo Delclaux Lezama Leguizamón	40	Director
Manuel Delclaux Lezama Leguizamón	34	Director
Robert S. Mancini	66	Director
Iván E. Mercado	56	Director
For a complete list of the individuals expected to serve on the Surviving Corporation Board or as an executive officer of the Surviving Corporation, as well as the respective biography of each such individual, see the section entitled “Management of the Surviving Corporation Following the Business Combination–Management and Board of Directors.”

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination assuming no further redemptions. Where actual amounts are not known or knowable, the figures below represent H2B2 and RMG III’s good faith estimate of such amounts assuming a Closing as of September 30, 2023.
Sources		Uses
($ in thousands)
RMG III Cash*	$6,966	Transaction Accounting Costs****	$19,325
Cash from H2B2	$11,535	Cash to Balance Sheet	$26,301
Cash from convertible debt**	$27,125
Total Sources	$45,626	Total Uses	$45,626
The following table summarizes the sources and uses for funding the Business Combination assuming RMG III shareholders exercise their redemption rights and assuming maximum redemptions. Where actual amounts are not known or knowable, the figures below represent H2B2 and RMG III’s good faith estimate of such amounts assuming a Closing as of September 30, 2023.
Sources		Uses
($ in thousands)
RMG III Cash*	$6,966	Transaction Accounting Costs***	$19,325
Cash from H2B2	$11,535	Cash to Balance Sheet	$19,645
Cash from convertible debt**	$27,125	Maximum Right’s Redemption	$6,655
Total Sources	$45,626	Total Uses	$45,626
*	The amount of RMG III Cash reflects the amount in RMG III’s Trust Account and RMG III’s cash on the balance sheet, each as of September 30, 2023.
**
See Footnotes (4) to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023 included as part of the section entitled “Unaudited Pro Forma Combined Financial Information” for further detail.

***
See the Footnotes to the Unaudited Pro Forma Combined Balance Sheet as of September 30, 2023 included as part of the section entitled “Unaudited Pro Forma Combined Financial Information” for further detail.

Anticipated Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RMG III, will be treated as the acquired company for accounting purposes, whereas H2B2 will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of H2B2 issuing shares for the net assets of RMG III, accompanied by a recapitalization.
Restrictions on the Sale of Shares of Surviving Corporation Common Stock Received in the Business Combination
Following the completion of the Business Combination, any holders of RMG III Ordinary Shares will become holders of Surviving Corporation Common Stock. The securities laws restrict the resale of securities that are deemed to be “restricted” securities. Restricted securities are securities which are acquired in an unregistered, private sale from the issuing company or from an affiliate of the issuing company. Affiliates are people or entities who control, are controlled by, or are under common control with the issuer. There are no restrictions on resale of securities that are not restricted securities. Securities sold by RMG III to the public in the Initial Public Offering are not restricted securities.
Rule 144 provides a safe harbor for the resale of securities. Rule 144 provides that a person who has beneficially owned restricted Surviving Corporation Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Surviving Corporation at the time of, or at any time during the three months preceding, a sale and (ii) the Surviving Corporation satisfies the requirements for former shell companies described below.
Persons who have beneficially owned restricted shares of Surviving Corporation Common Stock for at least six months but who are affiliates of the Surviving Corporation at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of the shares of Surviving Corporation Common Stock then outstanding; or
•	the average weekly reported trading volume of Surviving Corporation Common Stock during the four calendar weeks preceding the filing of a notice on Rule 144 with respect to the sale.
Sales by affiliates of the Surviving Corporation under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Surviving Corporation.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of restricted securities issued by shell companies such as RMG III or for the Surviving Corporation (which was previously a special purpose acquisition company, and therefore a shell company). However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company (which the Surviving Corporation will cease to be upon completion of the Business Combination);
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act (which the Surviving Corporation will be following the Business Combination);
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
In addition to potential sales pursuant to Rule 144, holders of restricted shares may be able to sell pursuant to an effective registration statement.
No Appraisal Rights
None of RMG III shareholders, RMG III unit holders or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of RMG III shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

PUBLIC TRADING MARKETS
The RMG III Class A Ordinary Shares are listed on the Nasdaq under the symbol “RMGC.” The RMG III Public Warrants are listed on the Nasdaq under the symbol “RMGCW.” The RMG III Units are listed on Nasdaq under the symbol “RMGCU.” Following the consummation of the Business Combination, Surviving Corporation Common Stock (including common stock issuable in the Business Combination) is expected to be listed on the Nasdaq under the symbol “HHBB.” RMG III Units and the RMG III Public Warrants will be delisted and deregistered following the Closing.

THE MERGER AGREEMENT
RMG III is asking RMG III shareholders to adopt the Merger Agreement and approve the Business Combination. This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement and the Merger Agreement Amendment, copies of which are attached to this proxy statement/prospectus as Annex A and Annex A-1. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement and the Merger Agreement Amendment that is important to you. You are encouraged to read the Merger Agreement and the Merger Agreement Amendment carefully and in their entirety. This section is not intended to provide you with any factual information about RMG III or H2B2. Such information can be found elsewhere in this proxy statement/prospectus.
The summary of the Merger Agreement and the Merger Agreement Amendment below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Merger Agreement and the Merger Agreement Amendment and not to provide any other factual information regarding RMG III or H2B2, or their respective businesses. Accordingly, the provisions of the Merger Agreement and the Merger Agreement Amendment should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus. The Merger Agreement and the Merger Agreement Amendment contain representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Merger Agreement and the Merger Agreement Amendment and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Merger Agreement and the Merger Agreement Amendment. The representations, warranties and covenants in the Merger Agreement and the Merger Agreement Amendment are also modified in part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to RMG III shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Merger Agreement and the Merger Agreement Amendment may or may not have been accurate as of any specific date and do not purport to be accurate as of the RMG III Record Date or any other date. Accordingly, no person should rely on the representations and warranties in the Merger Agreement and the Merger Agreement Amendment or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about RMG III, H2B2, or any other matter.
Structure of the Business Combination
On May 9, 2023, RMG III entered into the Merger Agreement, as amended on December 15, 2023, with H2B2, pursuant to which, among other things, following the Domestication, (i) H2B2 will merge with and into RMG III, the separate corporate existence of H2B2 will cease and RMG III will be the surviving corporation following the Closing and (ii) RMG III will change its name to “H2B2 Electrolysis Technologies, Inc.”
Prior to and as a condition of the Merger, pursuant to the Domestication, RMG III will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which RMG III’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. See the section entitled “Proposal No. 2—The Domestication Proposal” for more information.
Merger Consideration; Conversion of Shares
Aggregate Closing Date Merger Consideration
As a result of and upon the Closing, among other things, the H2B2 Stockholders will receive a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (i) the Closing Date Purchase Price by (ii) $10.00.
The Closing Date Purchase Price will be $400,000,000.
Conversion of Shares
At the Effective Time:
(a)	each share of H2B2 Common Stock issued and outstanding immediately prior to the Effective Time

(other than (i) shares of H2B2 Common Stock subject to H2B2 Options, (ii) any shares of H2B2 Common Stock held in the treasury of H2B2 and (iii) any Dissenting Shares) will be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration based on the Exchange Ratio;
(b)	each treasury share of H2B2 issued and outstanding immediately prior to the Effective Time will be canceled without consideration;
(c)
each share of Domesticated RMG III Class A Stock (other than any Founder Consideration Shares that are shares of Domesticated RMG III Class A Stock, which shall be treated pursuant to (d) below) issued and outstanding immediately prior to the Effective Time will remain as an issued and outstanding share of Surviving Corporation Common Stock;

(d)
a number of shares of RMG III Common Stock equal to the number of Founder Consideration Shares will convert into issued and outstanding shares of Surviving Corporation Common Stock and the remaining shares of RMG III Common Stock issued and outstanding will be canceled without consideration; and

(e)
each H2B2 Option will be canceled and will convert into the right to receive an option to purchase, upon substantially the same terms and conditions, a whole number of shares of Surviving Corporation Common Stock (rounded down to the nearest whole share) equal to the number of shares of H2B2 Common Stock subject to such H2B2 Option immediately prior to the Effective Time multiplied by the Exchange Ratio (each, a “Surviving Corporation Option”), except that the exercise price per share of each such Surviving Corporation Option will be equal to the exercise price per share of such H2B2 Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest full cent).

Material Adverse Effect
Under the Merger Agreement, certain representations and warranties of H2B2 are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of RMG III are qualified in whole or in part by a material adverse effect on the ability of RMG III to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Merger Agreement, an H2B2 Material Adverse Effect means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of H2B2 and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of H2B2 to consummate the Merger. However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an H2B2 Material Adverse Effect:
(a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;
(b)	any change in interest rates or economic, political, business or financial market conditions generally;
(c)	the taking of any action required by the Merger Agreement or any Ancillary Agreement;
(d)	any natural disaster (including hurricanes, storms, tornadoes, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate;
(e)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
(f)
any failure of H2B2 to meet any projections or forecasts (provided that the foregoing will not prevent a determination that any Event not otherwise excluded from the definition of H2B2 Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a H2B2 Material Adverse Effect);

(g)
any Events generally applicable to the industries or markets in which H2B2 and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers);

(h)
the announcement of the Merger Agreement and the Ancillary Agreements and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners, employees, workers or officers of H2B2 and its subsidiaries (it being understood that the foregoing will be disregarded for purposes of the representation and warranty set forth in the section of the Merger Agreement titled “No Conflicts” and the corresponding condition to Closing);

(i)	any matter set forth in H2B2’s disclosure letter;
(j)	any Events to the extent actually known by certain individuals identified in RMG III’s disclosure letter on or prior to the date of the Merger Agreement; or
(k)	any action taken by, or at the request of, RMG III or taken or not taken by H2B2 as required by the Merger Agreement or any Ancillary Agreement.
Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a H2B2 Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of H2B2 and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which H2B2 and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on H2B2 and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which H2B2 and its subsidiaries conduct their respective operations.
Closing and Effective Time of the Business Combination
In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the date which is five (5) business days after the first date on which all closing conditions set forth in the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as RMG III and H2B2 may mutually agree in writing.
Conditions to Closing of the Business Combination
The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived or satisfied by the applicable parties to the Merger Agreement, the Merger may not be consummated.
There can be no assurance that H2B2 or RMG III would waive any such provisions of the Merger Agreement.
Conditions to Each Party’s Obligations
The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions at or prior to Closing, any one or more of which may be waived in writing by either party:
•	the RMG III Shareholder Approval having been obtained;
•	the adoption and approval of the Merger Agreement and the transactions contemplated thereby by the H2B2 Stockholders having been obtained;
•	the approval of the Warrant Amendment and the Warrant Exchange by RMG III warrant holders having been obtained;
•
the waiting period or periods (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement and the Ancillary Agreements having expired or been terminated;

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there will not be in force any order or law enjoining, preventing, prohibiting or making illegal the consummation of the Merger; provided that the governmental authority issuing such order or law has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement;

•
this Registration Statement becoming effective in accordance with the Securities Act, no stop order suspending the effectiveness of this Registration Statement having been issued by the SEC that remains in effect, and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn;

•	the shares of Surviving Corporation Common Stock to be issued in connection with the Merger having been approved for listing on Nasdaq; and
•	the Capital Raise Transaction having been consummated with an aggregate Capital Raise Amount equal to at least the Minimum Investment Amount.
Conditions to the Obligations of RMG III
The obligation of RMG III to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by RMG III:
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the representations and warranties of H2B2 regarding its capitalization, as provided for in the Merger Agreement, having been true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties having been true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•
the H2B2 Fundamental Representations (as defined below) (other than those portions of the capitalization representations referenced above) having been true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties having been true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement that are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•
the remaining representations and warranties of H2B2 contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and H2B2 Material Adverse Effect or any similar qualification or exception) having been true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties having been true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a H2B2 Material Adverse Effect;

•	each of the covenants of H2B2 to be performed as of or prior to the Closing having been performed in all material respects;
•	there will not have occurred a H2B2 Material Adverse Effect after the date of the Merger Agreement that is continuing; and
•
the following documentation having been delivered to RMG III pursuant to the Merger Agreement: (i) a certificate signed by an officer of H2B2, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, certain conditions to the obligations of RMG III specified in the Merger Agreement have been fulfilled, (ii) the written resignations of all of the directors of H2B2 (other than any such persons identified as initial directors of the Surviving Corporation pursuant to the Merger Agreement), effective as of the Effective Time, (iii) written evidence (reasonably satisfactory to RMG III) of the termination of the H2B2 Stockholders Agreement according to its terms, (iv) the Registration Rights Agreement, duly executed by the H2B2 Stockholders party thereto, (v) the Lock-Up Agreement, duly executed by the H2B2 Stockholders representing eighty percent (80%) of the shares of H2B2 Common Stock outstanding immediately prior to the Effective Time, (vi) if the Ardachon Proceedings will not have been terminated prior to Closing, a letter agreement addressing the obligations set forth on H2B2’s disclosure letter, and (vii) a certificate on behalf of H2B2, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
Conditions to the Obligations of H2B2
The obligation of H2B2 to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by H2B2:
•
the representations and warranties of RMG III regarding its capitalization, as provided for in the Merger Agreement, having been true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties having been true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;

•
the RMG III Fundamental Representations (as defined below) (other than the capitalization representations referenced above) having been true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

•
the remaining representations and warranties of RMG III contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) having been true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•	each of the covenants of RMG III to be performed as of or prior to the Closing having been performed in all material respects;
•
the Domestication having been completed as contemplated by the Merger Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation to such certificate having been delivered to H2B2. See the section entitled “Proposal No. 2—The Domestication Proposal” for more information; and

•
the following documentation having been delivered, or caused to be delivered, by RMG III pursuant to the Merger Agreement: (i) to the Exchange Agent, the Aggregate Closing Date Merger Consideration for further distribution to H2B2 Stockholders pursuant to the Merger Agreement, (ii) to H2B2, a certificate signed by an officer of RMG III, dated the Closing Date, certifying that, to the knowledge and belief of such officer, certain conditions to the obligations of H2B2 have been fulfilled, (iii) to H2B2, the Registration Rights Agreement and each Lock-Up Agreement, duly executed by duly authorized representatives of RMG III and the Sponsor, and the other parties thereto, (iv) to H2B2, the written resignations of all of the directors and officers of RMG III (other than those persons identified as the initial directors and officers, respectively, of the Surviving Corporation after the Effective Time, in accordance with the Merger Agreement), effective as of the Effective Time, (v) to H2B2, a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation to the Domestication and (vi) to H2B2, an Internal Revenue Service Form W-9.

Representations and Warranties
The Merger Agreement contains representations and warranties of RMG III and H2B2, certain of which are qualified by materiality and material adverse effect or H2B2 Material Adverse Effect and may be further modified and limited by the RMG III and H2B2 disclosure letters. See the section entitled “The Merger

Agreement—Material Adverse Effect” for more information. The representations and warranties of RMG III are also qualified by information included in RMG III’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).
Representations and Warranties of H2B2
H2B2 has made representations and warranties relating to, among other things, company organization, subsidiaries (including Spanish subsidiaries), insolvency, due authorization, no conflict, governmental authorities and consents, capitalization of H2B2 and its subsidiaries, financial statements, books and records, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, H2B2 benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, licenses, equipment and other tangible personal property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, this proxy statement and registration statement, customers and vendors, grants and government contracts, sufficiency of assets, transactions with related persons and no additional representations or warranties.
The representations and warranties of H2B2 identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Spanish Subsidiaries) Section 4.5 of the Merger Agreement (Due Authorization), Section 4.9 of the Merger Agreement (Capitalization of the Company), Section 4.10 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.20 of the Merger Agreement (Brokers’ Fees).
Representations and Warranties of RMG III
RMG III has made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and consents, the Trust Account, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, benefit plans, Nasdaq stock market quotation, this proxy statement and registration statement, no outside reliance and no additional representations or warranties.
Covenants
H2B2 has made covenants relating to, among other things, conduct of business, inspection, confidentiality, preparation and delivery of financial statements and acquisition proposals.
RMG III has made covenants relating to, among other things, Trust Account, Nasdaq listing, no solicitation by RMG III, conduct of business, domestication, indemnification and insurance, RMG III public filings, approval and adoption of the Incentive Plan, extension of the deadline by which RMG III must complete a business combination and the Warrant Amendment.
Conduct of Business by H2B2
H2B2 has agreed that from the Interim Period except as set forth in H2B2’s disclosure letter, as contemplated by the Merger Agreement or the Ancillary Agreements, in connection with any Capital Raise Transaction, as consented to by RMG III in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, H2B2 will, and will cause its subsidiaries to use reasonable best efforts to operate the business of H2B2 in the ordinary course consistent with past practice.
Except as set forth in H2B2’s disclosure letter, as contemplated by the Merger Agreement or the Ancillary Agreements, in connection with any Capital Raise Transaction, as consented to by RMG III in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, during the Interim Period, H2B2 has also agreed not to, and to cause its subsidiaries not to:
•	change or amend the H2B2 Stockholders Agreement;
•	change or amend the governing documents of H2B2 or any of its subsidiaries other than in connection with the matters set forth in H2B2’s disclosure letter;
•	form or cause to be formed any new subsidiary of H2B2;

•	make or declare any dividend or distribution to the H2B2 Securityholders or make any other distributions in respect of any of the H2B2 Common Stock or Equity Interests;
•
split, combine, reclassify, recapitalize or otherwise amend any terms of any shares of H2B2 Common Stock or any of H2B2’s subsidiaries’ capital stock or Equity Interests, except for any such transaction by a wholly-owned subsidiary of H2B2 that remains a wholly-owned subsidiary of H2B2 after consummation of such transaction;

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purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other Equity Interests of H2B2 or its subsidiaries, except for: (i) the acquisition by H2B2 or any of its subsidiaries of any shares of capital stock, membership interests or other Equity Interests (other than H2B2 Options) of H2B2 or its subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former employees, workers or officers of H2B2 or any of its subsidiaries upon the terms set forth in the underlying agreements governing such equity securities; (ii) the Ardachon Share Acquisition; (iii) transactions between H2B2 and any wholly-owned subsidiary of H2B2 or between wholly-owned subsidiaries of H2B2; (iv) the acquisition by H2B2 of shares of H2B2 Common Stock in connection with the surrender of shares of H2B2 Common Stock by holders of H2B2 Options in order to pay the exercise price of such H2B2 Options; and (v) the withholding of shares of H2B2 Common Stock to satisfy tax obligations with respect to H2B2 Options, in each of clauses (iv) and (v), solely to the extent and in accordance with their terms as previously disclosed to RMG III;

•
enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts, or any real property lease, in each case, other than entry into such agreements in connection with the (i) the Ardachon Share Acquisition, (ii) the Capital Raise Transaction, or (iii) in the ordinary course of business consistent with past practice or as required by law;

•
sell, assign, transfer, convey, lease or otherwise dispose of any material portion of tangible assets or properties of H2B2 or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among H2B2 and its wholly-owned subsidiaries or among its wholly-owned subsidiaries, and (iii) transactions in the ordinary course of business consistent with past practice;

•	acquire any ownership interest in any real property;
•
except as otherwise required by law, an existing H2B2 benefit plan or certain contractual obligations, (i) grant any material severance, retention, change in control or termination or similar pay to any employee, worker or officer of H2B2 or any of its subsidiaries, (ii) make any change in the key management structure of H2B2 or any of its subsidiaries, (iii) hire or engage, or make an offer to hire or engage, any employee, worker or officer with an annual base compensation of $250,000 or more, (iv) terminate the employment or engagement of any employee, worker or officer with an annual base compensation of $250,000 or more, other than terminations for cause or due to death or disability, (v) terminate, adopt, enter into or materially amend any H2B2 benefit plan, except in the ordinary course of business consistent with past practice, (vi) materially increase the cash compensation or bonus opportunity of any employee, worker or officer of H2B2 or any of its subsidiaries, except in the ordinary course of business consistent with past practice, (vii) establish any trust or take any other action to secure the payment of any compensation payable by H2B2 or any of its subsidiaries, (viii) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by H2B2 or any of its subsidiaries or (ix) grant any equity or equity-based compensation to any employee, worker or officer of H2B2 or any of its subsidiaries;

•
acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•
(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of H2B2 or any of its subsidiaries or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, the sum of (i) and (ii) not to be in excess of $10,000,000 in the aggregate, in each case, other than in the ordinary course of business consistent with past practice, or in connection with the Ardachon Share Acquisition;

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(i) make or change any material election in respect of material taxes, (ii) materially amend any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any governmental authority in respect of material taxes executed on or prior to the Closing Date or enter into any tax sharing or similar agreement (other than any such agreement solely between H2B2 and its existing subsidiaries and customary commercial contracts (or contracts entered into in the ordinary course of business) not primarily related to taxes), (v) settle any claim or assessment in respect of material taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes (other than automatic extensions to file tax returns), in each case, if such action would be reasonably expected to have an adverse effect on H2B2, RMG III or any of their subsidiaries after the Closing Date;

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take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, or as a “fusión” within the meaning of Section 76.1 of the Spanish CIT Act benefiting from the tax treatment provided in Title VII, Chapter VII, of the Spanish CIT Act, and in particular, Section 77.1.e), 78.1 and 81 thereunder;

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discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) in excess of $10,000,000, except as such obligations become due in the ordinary course and subject to the terms of each applicable contract, other than in connection with the Ardachon Share Acquisition or in connection with the Capital Raise Transaction;

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issue any additional shares of H2B2 Common Stock or securities exercisable for or convertible into H2B2 Common Stock, other than (i) the issuance of H2B2 Common Stock upon the exercise of H2B2 Options in the ordinary course of business or (ii) in connection with the Capital Raise Transaction;

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adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of H2B2 or its subsidiaries (other than the Merger);

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waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, litigation or other actions or legal proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;

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assign, transfer, pledge, sell or license to any person rights to any intellectual property owned by H2B2 or any of its subsidiaries, or dispose of, abandon, permit to lapse or fail to renew such intellectual property, except for the expiration of intellectual property rights in accordance with the applicable statutory term, or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;

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modify in any material respect any of H2B2’s privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (i) to remediate any security issue, (ii) to enhance data security or integrity, (iii) to comply with applicable law, or (iv) as otherwise directed or required by a governmental authority;

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disclose or agree to disclose to any person (other than RMG III or any of its representatives) any material trade secret or any other material confidential or proprietary information of H2B2 or any of its subsidiaries, other than to persons who are subject to a contractual, legal, or enforceable ethical obligation to maintain the confidentiality thereof;

•	except as set forth on H2B2’s disclosure letter, make or commit to make any CapEx in an amount greater than $250,000 in the aggregate;
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manage H2B2’s and its subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

•	other than as required by applicable law, modify, enter into or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or recognize or certify any labor union, labor organization, works council or group of employees, workers or officers of H2B2 or its subsidiaries as the bargaining representative for any employees, workers or officers of H2B2 or its subsidiaries;
•	terminate without replacement or fail to use reasonable efforts to maintain any license material to the conduct of the business of H2B2 and its subsidiaries, taken as a whole;
•	waive the restrictive covenant obligations of any current or former employee, worker or officer of H2B2 or any of its subsidiaries;
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(i) limit the right of H2B2 or any of the its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of H2B2 and its subsidiaries, taken as a whole;

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terminate without replacement or amend in a manner materially detrimental to H2B2 and its subsidiaries, taken as a whole, any insurance policy insuring the business of H2B2 or any of its subsidiaries; or

•	enter into any agreement to do any action specified above.
Conduct of Business by RMG III
RMG III has agreed that during the Interim Period, except as set forth in RMG III’s disclosure letter, as otherwise contemplated by the Merger Agreement (including in connection with any financing arrangement or efforts contemplated by the Merger Agreement or in connection with the Domestication) or the Ancillary Agreements, as consented to by H2B2 in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by law, RMG III will operate its business in the ordinary course and consistent with past practice.
Except as set forth in RMG III’s disclosure letter, as otherwise contemplated by the Merger Agreement (including in connection with any financing arrangement or efforts contemplated by the Merger Agreement or in connection with the Domestication) or the Ancillary Agreements, as consented to by H2B2 in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by law, during the Interim Period, RMG III has also agreed not to:
•	change, modify or amend the Trust Agreement or the RMG III Governing Documents, except as otherwise contemplated by the Proposals;
•
(i) make or declare any dividend or distribution to RMG III shareholders or make any other distributions in respect of any of RMG III’s share capital, (ii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of RMG III’s share capital or Equity Interests, or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other Equity Interests of RMG III, other than a redemption of RMG III Class A Ordinary Shares effected in connection with the Proposals;

•
(i) make or change any material election in respect of material taxes, (ii) amend any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any governmental authority in respect of material taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;

•	take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, or as a “fusión” within the meaning of Section 76.1 of the Spanish CIT Act, benefiting from the tax treatment provided in Title VII, Chapter VII, of the Spanish CIT Act, and in particular, Section 77.1.e), 78.1 and 81 thereunder;
•
other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of RMG III including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater;

•
except as contemplated by the Incentive Plan, (i) enter into, adopt or amend any RMG III benefit plan, or enter into any employment contract or collective bargaining agreement that would cover employees of RMG III following Closing, or (ii) hire any employee or any other individual to provide services to RMG III following Closing;

•
incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of H2B2 or any of its subsidiaries or guaranty any debt securities of another person, or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (i) fees and expenses, including finder’s fees, for professional services incurred in support of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or in support of the ordinary course operations of RMG III (which the parties agree will include any indebtedness in respect of any Working Capital Loans outstanding as of the Effective Time) or (ii) any indebtedness for borrowed money or guarantee incurred in the ordinary course of business consistent with past practice;

•
(i) issue any RMG III securities or securities exercisable for or convertible into RMG III securities, other than the issuance (x) of the Aggregate Closing Date Merger Consideration, (y) of Surviving Corporation Options, in connection with the Merger, and (z) in connection with any financing arrangement or efforts contemplated by the Merger Agreement, (ii) grant any options, warrants or other equity-based awards with respect to RMG III securities not outstanding on the date hereof, or (iii) amend, modify or waive any of the material terms or rights set forth in any RMG III Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•	enter into any agreement to do any action specified above.
Other Covenants
The Merger Agreement also contains additional covenants of the parties, including, among other things, covenants providing for:
Other Covenants of RMG III
•
RMG III to take certain actions so that, among other things, (i) the trustee of the Trust Account will pay when due all amounts payable to RMG III shareholders following any RMG III shareholder redemptions, and pay all remaining amounts, less the fees and costs incurred by the trustee under the Trust Agreement then available in the Trust Account to RMG III for immediate use and thereafter the Trust Account will terminate, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•
during the Interim Period, RMG III to ensure it remains listed as a public company on Nasdaq and to use reasonable best efforts to obtain approval for the listing of Surviving Corporation Common Stock on Nasdaq from and after the Effective Time;

•	RMG III to approve and adopt the Incentive Plan, which provides for grants of awards to eligible service providers, with an Initial Share Reserve that is reasonably satisfactory to RMG III;
•
during the Interim Period, (i) RMG III not, and to instruct its representatives not to, (x) make any proposal or offer relating to certain alternative or proposed transactions, (y) initiate any discussions or negotiations with any person with respect to such alternative or proposed transactions, or (z) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to such alternative or proposed transactions, in each case, other than to or with H2B2 and its respective representatives and (ii) RMG III to, and to instruct its officers and directors to, and to instruct its representatives to, immediately cease and terminate any such negotiations with any persons that may be ongoing with respect to any such alternative or proposed transactions as of the date of the Merger Agreement;
•
subject to obtaining the RMG III Shareholder Approval, RMG III to cause the Domestication to become effective at least one (1) business day prior to the Effective Time (see the section entitled “Proposal No. 2—The Domestication Proposal” for more information);

•
the Surviving Corporation to provide customary indemnification of, and provision of insurance with respect to, present and former officers and directors of RMG III, H2B2 and each of H2B2’s subsidiaries;

•
during the Interim Period, RMG III to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•
if the Closing has not occurred by June 28, 2023, and unless the Merger Agreement has been validly terminated, RMG III to take, in accordance with applicable law and the RMG III Governing Documents, all commercially reasonable actions necessary to (i) establish a record date for, give, publish the notice of, convene, schedule and hold a meeting of RMG III shareholders to consider the adoption and approval of an extension of the deadline by which RMG III must complete a business combination, in each case, on a month-to-month basis up to the earlier of the Closing or the valid termination of the Merger Agreement and (ii) obtain approval of such extension by RMG III shareholders, in each case of clauses (i) and (ii) prior to August 9, 2023;

•
on the Closing Date, RMG III to amend, or cause to be amended, the Warrant Agreement to provide that each outstanding RMG III Warrant represents the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

Other Covenants of H2B2
•
during the Interim Period, H2B2 to grant RMG III and its accountants, counsel and other representatives reasonable access to its properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of H2B2 and its subsidiaries and to furnish such representatives with all financial and operating data and other information concerning the affairs of H2B2 and its subsidiaries;

•
H2B2 (i) to deliver to RMG III, as soon as reasonably practicable and no later than the dates set forth in the Merger Agreement, certain audited and unaudited financial statements which comply in all material respects with applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (ii) to deliver to RMG III, as soon as reasonably practicable, any additional financial or other information reasonably requested by RMG III to prepare pro forma financial statements required under federal securities laws to be included in RMG III’s filings with the SEC (including this proxy statement) which comply with the rules and regulations of the SEC, (iii) to cooperate with RMG III to prepare such pro forma financial statements, and (iv) to use reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of H2B2’s financial statements in RMG III’s filings with the SEC in accordance with the applicable requirements of federal securities laws;

•
during the Interim Period, H2B2 not to, and to instruct and use reasonable best efforts to cause its representatives not to, (i) initiate any negotiations with any person with respect to certain alternative or proposed transactions, (ii) enter into an agreement with respect to any such alternative or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative or proposed transactions;

Joint Covenants of RMG III and H2B2
•
each of RMG III and H2B2 to (and, to the extent required, to cause its affiliates to) comply promptly with the notification and reporting requirements of the HSR Act and to use reasonable best efforts to comply with any information or document requests;

•
each of RMG III and H2B2 to (and to cause its affiliates to) exercise its reasonable best efforts to (i) obtain termination or expiration of any applicable waiting periods under the HSR Act, (ii) prevent the entry, in any action brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted;

•
each of RMG III and H2B2 to (i) use reasonable best efforts to obtain any necessary or advisable clearance, approval, consent, or governmental authorization under laws prescribed or enforceable by any governmental authority for the transactions contemplated by the Merger Agreement and to resolve any objections as may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement and (ii) cooperate fully with each other in the defense of such matters;

•	RMG III and H2B2 to jointly prepare and RMG III to file with the SEC this Registration Statement and proxy statement to be sent to RMG III shareholders relating to the Special Meeting;
•
RMG III and H2B2 to, and to cause its subsidiaries to, use reasonable best efforts to obtain all material consents and approvals of third parties that any of RMG III, H2B2, or its respective affiliates are required to obtain in order to consummate the Merger;

•	each of RMG III and H2B2 to take certain actions to effect the Intended U.S. Tax Treatment and Intended Spanish Tax Treatment (as such terms are defined in the Merger Agreement);
•
each of RMG III and H2B2 to, prior to the Effective Time, take all such steps as may be required to cause any dispositions of shares of H2B2 Common Stock or acquisitions of shares of RMG III Ordinary Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule B-3 promulgated under the Exchange Act;

•
each of RMG III and H2B2 to, and to cause its subsidiaries (in the case of H2B2) and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement;

•
each of RMG III and H2B2 to take all such action within their power, subject to the Surviving Corporation Governing Documents, so that immediately following the Effective Time, (i) the Surviving Corporation Board will consist of nine (9) directors, which will initially include (x) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, to be mutually designated by H2B2 as set forth in the Merger Agreement, five (5) of whom will be designated by H2B2, and one (1) of whom will be designated by RMG, in each case by written notice to the other party as soon as reasonably practicable following the date of the Merger Agreement and (y) three (3) director nominees to be designated by H2B2, (ii) the Chief Executive Officer of the Surviving Corporation will be Mr. Anselmo Andrade Fernández de Mesa, and (iii) RMG III will be entitled, for a one year period following the Closing, to appoint one person as an observer to the Surviving Corporation Board; and

•
prior to Closing, each of RMG III and H2B2 to (i) promptly notify the other party of, and keep such other party reasonably informed of, the status of any litigation related to the Merger Agreement, any Ancillary Agreement or the transactions contemplated thereby brought, or, to the knowledge of a party, threatened in writing, against a party or the board of directors of such party by any of such party’s stockholders or shareholders prior to the Closing and (ii) provide such other party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation and give due consideration to such other party’s advice with respect to such litigation and not settle any such litigation without prior written consent of such other party, such consent not to be unreasonably withheld, conditioned, delayed or denied.
Termination
The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement abandoned at any time prior to the Closing:
•	by written consent of H2B2 and RMG III;
•
by H2B2 or RMG III if any governmental authority has enacted, issued, promulgated, enforced or entered any law or governmental order which has become final and non-appealable and has the effect of making consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements illegal, or otherwise enjoining, preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (provided that such party did not cause such enactment);

•
by H2B2 or RMG III if the Closing has not occurred on or prior to March 31, 2024, subject to certain automatic extensions, for reasons not primarily due to the terminating party’s breach or violation of the terms of the Merger Agreement;

•	by H2B2 if there has been a modification in recommendation of the RMG III Board with respect to any of the Proposals;
•	by H2B2 if the RMG III Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at a meeting of RMG III shareholders;
•
by H2B2 if (i) prior to completion of a Capital Raise Transaction, a Capital Raise Investor or group of Capital Raise Investors, with legal, valid and binding commitments to fund in such Capital Raise Transaction represent in the aggregate at least the Minimum Investment Amount object to the Merger and the other transactions contemplated by the Merger Agreement by delivering a written notice to the H2B2 Board by no later than fifteen days following execution of definitive agreements relating to the Capital Raise Transaction after which time no Capital Raise Investor will be entitled to object to the Merger and the other transactions contemplated by the Merger Agreement; provided that, upon receipt of the written notice described above, H2B2 will be required to terminate the Merger Agreement on the tenth business day following receipt of the written notice

•
by H2B2 in the event of an uncured breach of any representation, warranty, covenant or agreement on the part of RMG III, except if the breach is curable by RMG III through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by RMG III of notice from H2B2 of such breach, but only as long as RMG III continues to exercise such reasonable best efforts to cure such breach, such termination will not be effective, and such termination will be effective only if such breach is not cured within the thirty-day period;

•
by RMG III in the event of an uncured breach of any representation, warranty, covenant or agreement on the part of H2B2, except if the breach is curable by H2B2 through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by H2B2 of notice from RMG III of such breach, but only as long as H2B2 continues to exercise such reasonable best efforts to cure such breach, such termination will not be effective, and such termination will be effective only if such breach is not cured within the thirty-day period;

•	by RMG III if the H2B2 Stockholder Approval has not been obtained; and
•
by RMG III if an H2B2 Stockholder exercises any right or takes any action or fails to take any action required to satisfy the conditions or any closing deliverables required to be delivered under the Merger Agreement that prevents consummation of the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of H2B2 or RMG III, as the case may be, for any willful breach of the Merger

Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement that will survive any termination of the Merger Agreement.
H2B2 will be required to pay RMG III a reimbursement fee amounting to $3,300,000 on the terms described in the Merger Agreement in the following circumstances: (a) if H2B2 terminates the Merger Agreement pursuant to a written notice from a Capital Raise Investor or a group of Capital Raise Investors to the H2B2 Board, as described above, and, following termination of the Merger Agreement, H2B2 consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount; (b) if RMG III terminates the Merger Agreement because either (i) certain approvals of the H2B2 Stockholders were not obtained, or (ii) any H2B2 Stockholder exercises any right, takes an action, or fails to take any action required to satisfy the conditions or closing deliverables set forth in the Merger Agreement, that prevents the consummation of the Business Combination, and, in each of (i) and (ii), following termination of the Merger Agreement, H2B2 consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount; or (c) if the Capital Raise Transaction is not consummated with a Capital Raise Amount of at least the Minimum Investment Amount, and the Merger Agreement is terminated by written consent of the parties or because Closing did not occur by the Agreement End Date, but within six months following termination, H2B2 obtains commitments from Capital Raise Investor(s) which, when aggregated to any Capital Raise Transaction entered into prior to termination of the Merger Agreement and completed thereafter, is equal or exceeds the Minimum Investment Amount.
If the Closing does not occur, each party will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, the Surviving Corporation will, upon consummation of the Merger and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of H2B2 and RMG III. Regardless of whether Closing occurs, each of RMG III and H2B2 will bear fifty percent (50%) of any and all fees, costs and expenses paid or payable by RMG III or H2B2 or any of its subsidiaries, as the case may be, as a result of or in connection with or arising from (i) filing this proxy statement and registration statement with the SEC, (ii) submitting a listing application to Nasdaq (including any filing fees arising therefrom) and (iii) any regulatory filings required under the Merger Agreement, including in connection with the requirements of the HSR Act (including any filing fees payable to any governmental authority in connection therewith). If following the date of the Merger Agreement, RMG III files with the SEC a proxy statement pursuant to which it will seek the approval of RMG III shareholders to amend the RMG III Governing Documents to extend the deadline by which RMG III must complete a business combination, any and all reasonable and documented fees, costs and expenses incurred by RMG III or any of its affiliates in connection with obtaining such an extension (including any filing fees payable by RMG III or any of its affiliates to any governmental authority in connection therewith) will be allocated between the Parties as follows: H2B2 will bear fifty percent (50%) of such costs and expenses up to a maximum amount of $250,000 if the extension is required for reasons that: (i) are not predominantly attributable to RMG III; or (ii) that are not predominantly attributable to either party, including delay by the SEC in reviewing and declaring this registration statement effective (other than where such delay is related to any delay by H2B2 in delivering certain financial statements pursuant to the Merger Agreement) or delay in the consummation of the Capital Raise Transaction.
Waiver; Amendments
Either RMG III or H2B2 may, at any time prior to the Closing, by action taken by its respective board of directors or other officers or people duly authorized, (a) extend the time for the performance of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party that are contained in the Merger Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Enforcement
Each of RMG III or H2B2 is entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific enforcement of the terms and provisions of the Merger Agreement, in addition to any other remedy to which either party is entitled at law or in equity.
Non-Recourse
Except in the case of claims against a person in respect of such person’s actual fraud, (i) the Merger Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to the Merger Agreement or the transactions contemplated thereby may only be brought against, H2B2 and RMG III as named parties to the Merger Agreement and (ii) except to the extent a party is a named party to the Merger Agreement (and then only to the extent of the specific obligations undertaken by such party), (x) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder affiliate, agent, attorney, advisor or other representative or affiliate of H2B2 or RMG III and (y) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder, affiliate, agent, attorney, advisor or other representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of H2B2 or RMG III under the Merger Agreement for any claim based on, arising out of, or related to the Merger Agreement or the transactions contemplated thereby.
Non-Survival of Representations, Warranties and Covenants
Except (i) for H2B2’s obligation to pay RMG III the reimbursement fee in an amount of $3,300,000 in the event of termination of the Merger Agreement in the certain circumstances as described above in the section entitled “The Merger Agreement—Termination” or (ii) in the case of claims against a person in respect of such person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in the Merger Agreement or in any certificate, statement or instrument delivered pursuant to the Merger Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing and will terminate and expire upon the occurrence of the Effective Time (and there will be no liability after the Closing in respect thereof), except for (i) those covenants and agreements contained in the Merger Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (ii) the non-survival provision.
No Solicitation
H2B2
Between the date of the Merger Agreement and the Closing, H2B2 and its subsidiaries will use reasonable best efforts to cause its representatives not to, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction, except, in each case, in relation to the Capital Raise Transaction.
RMG III
Between the date of the Merger Agreement and the Closing, RMG III will not, and will instruct its representatives not to, (i) (x) make any proposal or offer that constitutes an initial business combination, (y) initiate any discussions or negotiations with any person with respect to such initial business combination, or (z) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to such initial business combination, in each case, other than to or with H2B2 and its respective representatives, and (ii) immediately cease and terminate any such negotiations ongoing as of the date of the Merger Agreement.
Governing Law and Jurisdiction
The Merger Agreement is governed by the laws of the State of Delaware. Any action based upon, arising out of or related to the Merger Agreement or the transactions contemplated thereby will be brought in federal and state courts located in the State of Delaware. Each of RMG III and H2B2 has waived its rights to trial by jury in any action based upon, arising out of or related to the Merger Agreement or the transactions contemplated thereby.
Amendment to the Merger Agreement
On December 15, 2023, the parties to the Merger Agreement agreed to amend certain terms of the Merger Agreement, to reflect the following terms, among others:
•	Base Purchase Price. The definition of Base Purchase Price was removed.
•	Closing Date Purchase Price. The definition of Closing Date Purchase Price was amended to a fixed purchase price of $400,000,000.
•	AVR Option Amount. All references to the AVR Option Amount were removed from the calculation of the Closing Date Purchase Price and Minimum Investment Amount.
•	Minimum Investment Amount. The Minimum Investment Amount was reduced from $40,000,000 to $30,000,000.
•
10% Premium. The ten percent (10%) premium to the Closing Date Purchase Price in the event that the Capital Raise Amount exceeded $15,000,000 was removed from the definition of Closing Date Purchase Price (which became a fixed purchase price of $400,000,000).

•
Minimum Net Tangible Assets Condition. The condition precedent to closing of the Merger that RMG III will have at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) was removed.

•
Conversion of RMG III Class B Ordinary Shares. The definition of Founder Consideration Shares and other related sections of the Merger Agreement were amended to reflect the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. The covenant relating to the Warrant Amendment was amended to clarify that RMG III will, following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and Private Placement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•
Director Nominees. The covenant relating to the Surviving Corporation Board was amended to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, five (5) of whom will be designated by H2B2 and one (1) of whom will be designated by RMG III, in each case by written notice to the other party and (ii) three (3) director nominees to be designated by H2B2.

OTHER AGREEMENTS
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, the Surviving Corporation, the Sponsor and certain of the H2B2 Stockholders will enter into a Registration Rights Agreement, pursuant to which the Surviving Corporation will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Surviving Corporation Common Stock and other equity securities of the Surviving Corporation that are held by the parties thereto from time to time.
A copy of the form of Registration Rights Agreement is attached hereto as Annex D and is incorporated by reference into this proxy statement. You are encouraged to read the Registration Rights Agreement in its entirety.
Lock-Up Agreements
The Merger Agreement contemplates that, at the Closing, the Surviving Corporation will enter into the Lock-Up Agreements with (i) the Sponsor, and (ii) certain former stockholders of H2B2, in each case, which will restrict the transfer of (a) a number of shares of Surviving Corporation Common Stock held by each person or entity executing a Lock-Up Agreement immediately after the Effective Time, (b) any shares of Surviving Corporation Common Stock held issuable upon the exercise or settlement, as applicable, of Surviving Corporation Options held by a securityholder after the Effective Time, or (c) any other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock held by such person immediately after the Effective Time (the “Lock-Up Shares”). The restrictions under the Lock-Up Agreements with respect to the Surviving Corporation Common Stock begin at the Closing and end on the date that is 180 days after the Closing. The Lock-Up Agreements provide that certain of the parties entering into Lock-Up Agreements will have 80% of the shares of Surviving Corporation Common Stock held by them at Closing subject to the provisions of the Lock-Up Agreement, with the remaining 20% of the shares of Surviving Corporation Common Stock held by them at Closing not subject to the Lock-Up Agreement. The remainder of the parties entering into Lock-Up Agreements will have 100% of the shares of Surviving Corporation Common Stock held by them at Closing subject to the provisions of the Lock-Up Agreement.
A copy of the form of Lock-Up Agreement is attached hereto as Annex E and is incorporated by reference into this proxy statement. You are encouraged to read the Lock-Up Agreement in its entirety.
Other Related Agreements
Sponsor Support Agreement
On May 9, 2023, RMG III entered into the Sponsor Support Agreement by and among RMG III, the Sponsor and H2B2, where, among other things, the Sponsor agreed to vote in favor of the Business Combination and the transactions contemplated by the Merger Agreement, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.
The Sponsor Support Agreement will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of RMG III, and (c) the written agreement of RMG III, Sponsor and H2B2.
A copy of the Sponsor Support Agreement is attached hereto as Annex B and is incorporated by reference into this proxy statement. You are encouraged to read the Sponsor Support Agreement in its entirety.
Company Support Agreement
On May 9, 2023, in connection with the execution of the Merger Agreement, RMG III entered into the Company Support Agreement with H2B2 and certain H2B2 Stockholders. The H2B2 Stockholders who have executed the Company Support Agreement hold a majority of the issued and outstanding shares of H2B2 Common Stock, and such shares exceed the minimum voting power required to approve the Business Combination.
The Company Support Agreement will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of RMG III, and (c) as to each H2B2 Stockholder, the written agreement of RMG III, H2B2 and such H2B2 Stockholder.
A copy of the Company Support Agreement is attached hereto as Annex C and is incorporated by reference into this proxy statement. You are encouraged to read the Company Support Agreement in its entirety.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of U.S. federal income tax considerations generally applicable to (i) holders of RMG III Class A Ordinary Shares and RMG III Warrants of the Domestication, Warrant Amendment, and exercise of redemption rights and (ii) non-U.S. Holders (as defined below) of the ownership and disposition of Surviving Corporation’s securities received in connection with the Domestication or as a result of the Warrant Amendment. This section applies only to holders that hold their RMG III Class A Ordinary Shares or RMG III Warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
•	the Sponsor or RMG III’s officers or directors;
•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market accounting rules;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	expatriates or former long-term residents of the United States;
•
persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, except as specifically discussed under the caption heading “—Effects of Section 367 to U.S. Holders”;

•
persons that acquired our securities pursuant to an exercise of employee share options or upon payout of a restricted stock unit, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	controlled foreign corporations; and
•	passive foreign investment companies.
This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the IRS regarding the Domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds RMG III Class A Ordinary Shares or RMG III Warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any RMG III Class A Ordinary Shares or RMG III Warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, THE WARRANT AMENDMENT, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. HOLDERS
As used herein, a “U.S. Holder” is a beneficial owner of RMG III Class A Ordinary Shares or RMG III Warrants who or that is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States,
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders
Any RMG III Class A Ordinary Shares that are redeemed pursuant to the redemption rights described herein will be canceled prior to the Domestication, and will not be exchanged for shares of Surviving Corporation Common Stock pursuant to the Domestication. Accordingly, shareholders that exercise their redemption rights with respect to their RMG III Class A Ordinary Shares are not expected to be subject to the U.S. federal income tax consequences of the Domestication described below with respect to such redeemed shares.
The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, RMG III will change its jurisdiction of incorporation from the Cayman Islands to Delaware.
Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.
Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of RMG III Class A Ordinary Shares or RMG III Warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 to U.S. Holders” and “— PFIC Considerations,” and the Domestication will generally be treated for U.S. federal income tax purposes as if RMG III (i) transferred all of its assets and liabilities to Domesticated RMG III in exchange for all of the outstanding common stock and warrants of Domesticated RMG III; and (ii) then distributed the common stock and warrants of Domesticated RMG III to the holders of securities of RMG III in liquidation of RMG III. The taxable year of RMG III will be deemed to end on the date of the Domestication. Therefore, at the Effective Time (and thus, at the time of the consummation of the Business Combination), RMG III will, as a matter of law, be a resident of the United States for U.S. federal income tax purposes. The remaining discussion under this section assumes that the Domestication qualifies as an F Reorganization.
All holders considering exercising redemption rights with respect to their Public Shares should consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations
Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share or warrant received by a U.S. Holder in the Domestication will generally equal the U.S. Holder’s tax basis in the RMG III Class A Ordinary Shares or RMG III Warrants surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share or warrant received by a U.S. Holder will generally include such U.S. Holder’s holding period for the RMG III Class A Ordinary Shares or RMG III Warrants surrendered in exchange therefor.
However, it is unclear whether the redemption rights with respect to the RMG III Class A Ordinary Shares may prevent the holding period of the stock received by a U.S. Holder in the Domestication from commencing prior to the termination of such rights.
Effects of Section 367 to U.S. Holders
Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.
“U.S. Shareholders” of RMG III
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of RMG III stock entitled to vote or 10% or more of the total value of all classes of RMG III stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the RMG III Class A Ordinary Shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of RMG III Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders should consult their tax advisors with respect to these attribution rules.
A U.S. Shareholder’s “all earnings and profits” amount with respect to its RMG III Class A Ordinary Shares is the net positive earnings and profits of RMG III (as determined under Treasury Regulations under Section 367) attributable to such RMG III Class A Ordinary Shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such RMG III Class A Ordinary Shares. Treasury Regulations under Section 367 provide that the “all earnings and profits” amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
RMG III does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If RMG III’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an “all earnings and profits” amount with respect to its RMG III Class A Ordinary Shares. It is possible, however, that the amount of RMG III’s cumulative net earnings and profits may be greater than expected through the date of the Domestication in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.
U.S. Holders that Own Less Than 10 Percent of RMG III
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) RMG III Class A Ordinary Shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its RMG III Class A Ordinary Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s RMG III Class A Ordinary Shares as described below.
Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to shares received in the Domestication in an amount equal to the excess of the fair market value of such shares over the U.S. Holder’s adjusted tax basis in the RMG III Class A Ordinary Shares deemed surrendered in exchange therefor.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits” amount attributable to its RMG III Class A Ordinary Shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
(ii)	a complete description of the Domestication;
(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;
(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
(v)
a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from RMG III establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s RMG III Class A Ordinary Shares and (B) a representation that the U.S. Holder has notified RMG III (or the Surviving Corporation) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.
In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to RMG III or the Surviving Corporation no later than the date such tax return is filed. In connection with this election, RMG III intends to provide each U.S. Holder eligible to make such an election with information regarding RMG III’s earnings and profits upon request.
RMG III does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that RMG III had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits” amount with respect to its RMG III Class A Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.
U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION AND THE CONSEQUENCES TO THEM OF MAKING AN ELECTION.
U.S. Holders that Own RMG III Class A Ordinary Shares with a Fair Market Value of Less Than $50,000
A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) RMG III Class A Ordinary Shares with a fair market value less than $50,000 will generally not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and will generally not be required to include any part of the all earnings and profits amount in income.
U.S. Holders of Warrants
Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued warrants in the Domestication.
ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

Effects of the Warrant Amendment to U.S. Holders of Warrants
It is expected that, for U.S. federal income tax purposes, the Warrant Amendment will be treated as a tax-free “recapitalization.” As a result of such treatment, U.S. Holders of RMG III Warrants (i) will generally not recognize gain or loss for U.S. federal income tax purposes on the Warrant Amendment, (ii) the aggregate tax basis of the Surviving Corporation Common Stock held by a U.S. Holder after the Warrant Amendment will generally equal the U.S. Holder’s aggregate tax basis in the RMG III Warrants prior to the Warrant Amendment, and (iii) the holding period for the Surviving Corporation Common Stock held by a U.S. Holder after the Warrant Amendment will generally include such U.S. Holder’s holding period for the RMG III Warrants prior to the Warrant Amendment.
Effects to U.S. Holders of Exercising Redemption Rights
Any RMG III Class A Ordinary Shares that are redeemed pursuant to the redemption rights described herein will be canceled prior to the Domestication, and will not be exchanged for Surviving Corporation Common Stock pursuant to the Domestication. Accordingly, such an exercise of redemption rights is expected to be treated as a redemption of RMG III Class A Ordinary Shares that may be subject to the PFIC rules, as further discussed below.
Subject to such PFIC rules, the U.S. federal income tax consequences to a U.S. Holder of RMG III Class A Ordinary Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its RMG III Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed below).
The redemption of RMG III Class A Ordinary Shares will generally qualify as a sale of such shares redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.
For purposes of such tests, a U.S. Holder takes into account not only RMG III Class A Ordinary Shares actually owned by such U.S. Holder, but also shares of RMG III Class A Ordinary Shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to RMG III Class A Ordinary Shares owned directly, RMG III Class A Ordinary Shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any RMG III Class A Ordinary Shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include RMG III Class A Ordinary Shares which could be acquired pursuant to the exercise of the RMG III Warrants.
The redemption of RMG III Class A Ordinary Shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the RMG III Class A Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the RMG III Class A Ordinary Shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the RMG III Class A Ordinary Shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any RMG III Class A Ordinary Shares owned by certain family members and such U.S. Holder does not constructively own any other shares of the respective entity. The redemption of RMG III Class A Ordinary Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

Redemption Treated as a Sale Under Section 302 of RMG III Class A Ordinary Shares
If any of the tests above is satisfied, the redemption will generally be treated as sale of a U.S. Holder’s RMG III Class A Ordinary Shares. Subject to the PFIC rules discussed below, a U.S. Holder treated as selling RMG III Class A Ordinary Shares will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale and (ii) the U.S. Holder’s adjusted tax basis in the shares disposed of.
Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the relevant securities exceeds one year. However, it is unclear whether the redemption rights with respect to the RMG III Class A Ordinary Shares may prevent the holding period of the shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.
Redemption Treated as a Distribution Under Section 301
If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to RMG III Class A Ordinary Shares. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of RMG III’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other RMG III Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed RMG III Class A Ordinary Shares will be added to the adjusted tax basis in such holder’s remaining RMG III Class A Ordinary Shares. If there are no remaining RMG III Class A Ordinary Shares, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.
ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR RMG III CLASS A ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.
PFIC Considerations
Following the Domestication, we will not be a foreign corporation subject to the PFIC rules. However, dispositions of RMG III Class A Ordinary Shares pursuant to either an exercise of redemption rights or the Domestication may be subject to the PFIC rules, as described below.
Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by RMG III would be considered to be passive income and cash held by RMG III would be considered to be a passive asset.
PFIC Status of RMG III
Based upon the composition of its income and assets, and upon a review of its financial statements, RMG III believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.
Effects of the PFIC Rules
As discussed above, RMG III believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If RMG III is determined to be a PFIC for any taxable year (or portion thereof) that is included in a

U.S. Holder’s holding period in its RMG III Class A Ordinary Shares or RMG III Warrants, then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, with respect to its RMG III Class A Ordinary Shares, the U.S. Holder made (i) a timely and effective QEF Election in respect of RMG III’s first taxable year as a PFIC in which the U.S. Holder held RMG III Class A Ordinary Shares, (ii) a QEF Election along with a purging election, or (iii) a “mark- to-market” election, each as defined and further described below under “—QEF Election and Mark-to-Market Election.” The Default PFIC Regime applies with respect to:
•	any gain recognized by the U.S. Holder on the sale or other disposition of its RMG III Class A Ordinary Shares or RMG III Warrants; and
•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

A disposition for these purposes generally includes any redemptions pursuant to an exercise of redemption rights described in this proxy. It is also possible that, pursuant to certain proposed Treasury Regulations described below, the exchange of RMG III Class A Ordinary Shares for shares of Domesticated RMG III Class A Stock in the Domestication may be a taxable disposition subject to the PFIC rules.
Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would generally treat certain nonrecognition exchanges such as the exchange of RMG III Class A Ordinary Shares for shares of Domesticated RMG III Class A Stock in the Domestication as taxable dispositions that, in the absence of certain elections described below, are subject to the Default PFIC Regime.
Under the Default PFIC Regime:
•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s RMG III Class A Ordinary Shares or RMG III Warrants;
•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which RMG III was a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “—Effects of Section 367 to U.S. Holders” above) would generally be treated as gain subject to these rules.
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of RMG III Class A Ordinary Shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their RMG III Class A Ordinary Shares under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) would generally not be subject to the adverse PFIC rules discussed above with respect to their RMG III Class A Ordinary Shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of RMG III, whether or not such amounts are actually distributed.

The application of the PFIC rules to RMG III Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an RMG III Warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of RMG III Warrants for Domesticated RMG III Warrants pursuant to the Domestication.
Any gain recognized by a U.S. Holder of RMG III Class A Ordinary Shares or RMG III Warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.
ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON AN EXERCISE OF REDEMPTION RIGHTS OR THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
QEF Election and Mark-to-Market Election
The impact of the PFIC rules on a U.S. Holder of RMG III Class A Ordinary Shares (but not RMG III Warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat RMG III as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of RMG III Class A Ordinary Shares during which RMG III qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s RMG III Class A Ordinary Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in its RMG III Class A Ordinary Shares. U.S. Holders should consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to RMG III is contingent upon, among other things, the provision by RMG III of a “PFIC Annual Information Statement” to such U.S. Holder. If RMG III determines that it is a PFIC for any taxable year, it will endeavor to provide PFIC Annual Information Statements to U.S. Holders of RMG III Class A Ordinary Shares, upon request. There is no assurance, however, that RMG III will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to RMG III Warrants.
The impact of the PFIC rules on a U.S. Holder of RMG III Class A Ordinary Shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the RMG III Class A Ordinary Shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the Default PFIC Regime. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Default PFIC Regime will apply to certain dispositions of, distributions on and other amounts taxable with respect to RMG III Class A Ordinary Shares. A mark-to-market election is not available with respect to warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
NON-U.S. HOLDERS
As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of RMG III Class A Ordinary Shares or RMG III Warrants that is not a U.S. Holder.
Effects of the Domestication to Non-U.S. Holders
We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of RMG III Class A Ordinary Shares and RMG III Warrants.
Effects of the Warrant Amendment to Non-U.S. Holders of Warrants
We do not expect the Warrant Amendment to result in any U.S. federal income tax consequences to non-U.S. Holders of RMG III Warrants.
The following describes U.S. federal income tax considerations relating to the ownership and disposition of Surviving Corporation Common Stock by a non-U.S. Holder after the Business Combination.
Distributions
In general, any distributions made to a non-U.S. Holder with respect to Surviving Corporation Common Stock, to the extent paid out of the Surviving Corporation’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its Surviving Corporation Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such Surviving Corporation Common Stock, which will be treated as described under “—Sale, Exchange or Other Disposition of Surviving Corporation Common Stock” below.
Dividends paid by the Surviving Corporation to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of Surviving Corporation Common Stock
A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Surviving Corporation Common Stock unless:
•
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

•
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•
the Surviving Corporation is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) Surviving Corporation’s Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding Surviving Corporation Common Stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of Surviving Corporation Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Surviving Corporation Common Stock from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. The Surviving Corporation does not expect to be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether the Surviving Corporation will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.
Effects to Non-U.S. Holders of Exercising Redemption Rights
The characterization for U.S. federal income tax purposes of a non-U.S. Holder’s exercise of redemption rights with respect to its RMG III Class A Ordinary Shares will generally be as described above under “U.S. Holders—Effects to U.S. Holders of Exercising Redemption Rights.”
A non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to any redemption treated as either a sale of RMG III Class A Ordinary Shares, or a distribution received with respect to such shares, unless either of the first two bullet points described above under “Non-U.S. Holders—Sale, Exchange or Other Disposition of Surviving Corporation Common Stock” applies.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Surviving Corporation Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Surviving Corporation Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Surviving Corporation Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of the Treasury.
All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Surviving Corporation Common Stock.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
RMG III is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and the RMG III Governing Documents govern the rights of RMG III shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the RMG III Governing Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of the Surviving Corporation, your rights will differ in some regards as compared to when you were a RMG III shareholder.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of the Surviving Corporation and RMG III according to applicable law or the respective organizational documents.
This summary is qualified by reference to the complete texts of the RMG III Governing Documents, the Proposed Certificate of Incorporation and the Proposed Bylaws, as applicable, copies of which are attached to this proxy statement/prospectus as Annex F, Annex G and Annex H, respectively. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to the Surviving Corporation and RMG III, respectively.
	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations
Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. The Proposed Organizational Documents will not alter this provision.

Under the Cayman Islands Companies Act and the RMG III Governing Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders entitled to do so).

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. The Proposed Organizational Documents will not provide for appraisal rights.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the corporation’s usual hours of business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Organizational Documents Proposal D).
The decision to institute proceedings on behalf of a company is generally made by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty, and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company as a whole but may be owed to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers
A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Proposed Certificate of Incorporation will provide for indemnification of directors to the extent permissible under Delaware law.
A company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors
Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit. The Proposed Certificate of Incorporation will limit a director’s liability to the extent permissible under Delaware law.
Liability of directors may be limited, except with regard to their own fraud or willful default.

Corporate Opportunity	The Proposed Certificate of Incorporation will be silent on the issue of the application of the doctrine of corporate opportunity.
The RMG III Governing Documents provide that RMG III renounces its interest in any corporate opportunity offered to any director or officer of RMG III which may be an opportunity for such director, on the one hand, or RMG III, on the other hand.

DESCRIPTION OF SECURITIES OF THE SURVIVING CORPORATION
Authorized and Outstanding Stock
The total amount of the Surviving Corporation’s authorized capital stock will consist of      shares of the Surviving Corporation Common Stock, par value $0.0001 per share, and      shares of the Surviving Corporation Preferred Stock, par value $0.0001 per share. The Surviving Corporation expects to have      shares of the Surviving Corporation Common Stock outstanding immediately after the consummation of the Business Combination, assuming the Surviving Corporation issues      shares of the Surviving Corporation Common Stock to H2B2 Stockholders, and      shares of the Surviving Corporation Common Stock as a result of the Warrant Exchange and assuming no Public Shareholders exercise their redemption rights in connection with the Business Combination. The Surviving Corporation has no present plan to issue any shares of the Surviving Corporation Preferred Stock.
the following summary describes all material provisions of the Surviving Corporation’s capital stock. The Surviving Corporation urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement as Annex G and Annex H, respectively).
Surviving Corporation Common Stock
The Surviving Corporation Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of the Surviving Corporation’s securities. The Surviving Corporation Common Stock is neither convertible nor redeemable. Unless the Surviving Corporation Board determines otherwise, the Surviving Corporation will issue all of the Surviving Corporation’s capital stock in uncertificated form.
Voting Power
Each holder of the Surviving Corporation Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under the Proposed Certificate of Incorporation, the Surviving Corporation stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.
Dividends
Each holder of the Surviving Corporation Common Stock is entitled to the payment of dividends and other distributions as may be declared by the Surviving Corporation Board from time to time out of the Surviving Corporation’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of the Surviving Corporation Preferred Stock, if any, and any contractual limitations on the Surviving Corporation’s ability to declare and pay dividends.
Liquidation, Dissolution and Winding Up
If the Surviving Corporation is involved in voluntary or involuntary liquidation, dissolution or winding up of the Surviving Corporation’s affairs, or a similar event, each holder of the Surviving Corporation Common Stock will participate pro rata in all assets remaining after payment of liabilities, in accordance with the number of shares of the Surviving Corporation Common Stock held by each such holder, subject to prior distribution rights of the Surviving Corporation Preferred Stock, if any, then outstanding.
Preemptive or Other Rights
Each holder of the Surviving Corporation Common Stock is subject to, and may be adversely affected by, the rights of the holders of any series of the Surviving Corporation Preferred Stock that the Surviving Corporation may designate and issue in the future.

Anti-Takeover Provisions
Section 203 of the Delaware General Corporation Law
As a Delaware corporation, the Surviving Corporation is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds (66 and 2∕3%) of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Surviving Corporation has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of the Surviving Corporation may be discouraged or prevented.
Proposed Certificate of Incorporation and Proposed Bylaws
Among other things, the Proposed Certificate of Incorporation and Proposed Bylaws:
•
permit the Surviving Corporation Board to issue up to      shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of the Surviving Corporation Board;

•
provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least two-thirds (66 and 2∕3%) of the voting power of all of the then outstanding shares of voting stock of the corporation entitled to vote at an election of directors.

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of the holders of a majority of directors then in office, even if less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders;

•
require that any action to be taken by the Surviving Corporation stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•
provide that special meetings of our stockholders may be called only by the chairperson of the Surviving Corporation Board, its chief executive officer, its president or by its board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•
not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least two-thirds (66 and 2∕3%) of the voting power of all of the then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. The Surviving Corporation Board may also act without stockholder action to amend, adopt or repeal the Proposed Bylaws.
The combination of these provisions will make it more difficult for the Surviving Corporation’s existing stockholders to replace the Surviving Corporation Board as well as for another party to obtain control of Surviving Corporation by replacing its board of directors. Since the Surviving Corporation Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Surviving Corporation Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change Surviving Corporation’s control.
These provisions are intended to enhance the likelihood of continued stability in the composition of the Surviving Corporation Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Surviving Corporation’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Surviving Corporation’s capital stock and may have the effect of delaying changes in the Surviving Corporation’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Surviving Corporation Common Stock.
Limitations on Liability and Indemnification of Officers and Directors
The Proposed Certificate of Incorporation contains provisions that limit the liability of the Surviving Corporation’s directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, including:
•	any breach of the director’s duty of loyalty to the corporation or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
The Proposed Certificate of Incorporation authorizes the Surviving Corporation to indemnify its directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. The Proposed Bylaws provide that the Surviving Corporation is required to indemnify its directors and officers to the fullest extent permitted by Delaware law and may indemnify its other employees and agents. The Proposed Bylaws also provide that, on satisfaction of certain conditions, the Surviving Corporation will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether Surviving Corporation would otherwise be permitted to indemnify him or her under the provisions of Delaware law. The Surviving Corporation expects to enter into agreements to indemnify its directors and executive officers in connection with the Business Combination. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. The Surviving Corporation believes that the Proposed Certificate of Incorporation and Proposed Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Surviving Corporation will also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against the Surviving Corporation’s directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against the Surviving Corporation’s directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the Surviving Corporation pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Transfer Restrictions
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted Surviving Corporation Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Surviving Corporation at the time of, or at any time during the three months preceding, a sale and (ii) Surviving Corporation is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Surviving Corporation was required to file reports) preceding the sale.
Persons who have beneficially owned restricted Surviving Corporation Common Stock for at least six months but who are affiliates of Surviving Corporation at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of shares of Surviving Corporation Common Stock then outstanding; or
•	the average weekly reported trading volume of Surviving Corporation Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of Surviving Corporation under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Surviving Corporation.
Restrictions on the Use of Rule 144
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, the Initial Shareholders will be able to sell their Founder Shares and RMG III Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after RMG III has completed the Business Combination.
RMG III anticipates that following the consummation of the Business Combination, Surviving Corporation will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, Surviving Corporation’s stockholders will have appraisal rights in connection with a merger or consolidation of Surviving Corporation. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Forum Selection
The Proposed Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on Surviving Corporation’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of Surviving Corporation’s directors, officers, or stockholders to us or the Surviving Corporation’s stockholders; (iii) any action, suit or proceeding asserting a claim against Surviving Corporation or any of Surviving Corporation’s directors, officers or other employees arising out of or pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws; and (iv) any action or proceeding asserting a claim against Surviving Corporation or any of Surviving Corporation’s directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, unless Surviving Corporation consents in writing to the selection of an alternative forum. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. The Proposed Certificate of Incorporation further provides that, unless Surviving Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Certificate of Incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Additionally, the Proposed Certificate of Incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of Surviving Corporation’s securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar
The transfer agent and registrar for the Surviving Corporation Common Stock will be Continental.
Trading Symbol and Market
RMG III will apply for listing, to be effective at the time of the Business Combination, of the Surviving Corporation Common Stock on Nasdaq under the proposed symbol “HHBB.”
Shares Eligible for Future Sale
Lock-Up Agreement
The Merger Agreement contemplates that, at the Closing, the Surviving Corporation, the Sponsor, certain directors and officers of RMG III and H2B2 Stockholders, will enter into the Lock-Up Agreement, pursuant to which each party will agree that it will not, without the prior written consent of Surviving Corporation during a lock-up period of 180 days unless earlier released, and subject to customary exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position any shares of Surviving Corporation Common Stock or any securities convertible into or exercisable or exchangeable for the Surviving Corporation Common Stock (other than shares of Surviving Corporation Common Stock issued or issuable upon the exercise of RMG III Private Placement Warrants) issued or issuable to such party pursuant to the Merger Agreement (collectively, the Lock-Up Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). The Lock-Up Agreements provide that certain of the parties entering into Lock-Up Agreements will have 80% of the shares of Surviving Corporation Common Stock held by them at Closing subject to the provisions of the Lock-Up Agreement, with the remaining 20% of the shares of Surviving Corporation Common Stock held by them at Closing not subject to the Lock-Up Agreement. The remainder of the parties entering into Lock-Up Agreements will have 100% of the shares of Surviving Corporation Common Stock held by them at Closing subject to the provisions of the Lock-Up Agreement. Notwithstanding the foregoing, if at any time before 180 days after the Closing (x) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing results in all of the public stockholders of H2B2 having the right to exchange their shares of Surviving Corporation Common Stock for cash securities or other property, or (y) H2B2 liquidates, then each party’s Lock-Up Shares will be automatically released from the lock-up restrictions. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.
Registration Rights
The Merger Agreement contemplates that, at the Closing, the Surviving Corporation, the Sponsor, certain directors and officers of RMG III and the H2B2 Stockholders will enter into the Registration Rights Agreement, pursuant to which the Surviving Corporation will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Surviving Corporation Common Stock and other equity securities of Surviving Corporation that are held by the parties thereto from time.
The Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the Registration Rights Agreement and (b) with respect to any Holder (as defined therein), on the date that such Holder no longer holds any Registrable Securities (as defined therein).
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted the Surviving Corporation Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Surviving Corporation at the time of, or at any time during the three months preceding, a sale and (ii) the Surviving Corporation is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as the Surviving Corporation was required to file reports) preceding the sale.

Persons who have beneficially owned restricted the Surviving Corporation Common Stock for at least six months but who are affiliates of the Surviving Corporation at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of shares of the Surviving Corporation Common Stock then outstanding; or
•	the average weekly reported trading volume of Surviving Corporation Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of the Surviving Corporation under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Surviving Corporation.
Restrictions on the use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, the Initial Shareholders will be able to sell their Founder Shares pursuant to Rule 144 without registration one year after RMG III has completed the Business Combination.
RMG III anticipates that following the consummation of the Business Combination, the Surviving Corporation will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Rule 701
Rule 701 under the Securities Act generally allows a stockholder who purchases RMG III shares pursuant to a written compensatory plan or contract executed prior to the Closing and who is not deemed to have been an affiliate of RMG III during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of RMG III to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Relationships and Related Party Transactions—Surviving Corporation
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, RMG III, Sponsor, and certain stockholders of H2B2 will enter into a Registration Rights Agreement, pursuant to which RMG III will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Surviving Corporation Common Stock and other equity securities of RMG III that are held by the parties thereto from time to time. See the section entitled “Other Agreements—Registration Rights Agreement” for more information.
Lock-Up Agreement
The Merger Agreement contemplates that, at the Closing, RMG III will enter into lock-up agreements with (i) the Sponsor, and (ii) certain stockholders of H2B2, restricting the transfer of the Surviving Corporation Common Stock from and after the Closing. The restrictions under the lock-up agreements with respect to the Surviving Corporation Common Stock begin at the Closing and end on the date that is 180 days after the Closing. See the section entitled “Other Agreements—Lock-Up Agreement” for more information.
Statement of Policy Regarding Transactions with Related Persons
The Surviving Corporation will adopt a formal written policy that will be effective upon the Closing providing that the Surviving Corporation’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of Surviving Corporation Common Stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Surviving Corporation without the approval of the Surviving Corporation’s audit committee, subject to certain exceptions.
Indemnification of Directors and Officers
The Proposed Bylaws will provide that Surviving Corporation will be required to indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Proposed Certificate of Incorporation will provide that the Surviving Corporation’s directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
Certain Relationships and Related Party Transactions—H2B2
H2B2 Stockholders Agreement
H2B2 is party to that certain amended and restated H2B2 Stockholders’ Agreement, dated August 27, 2021, by and among H2B2, Onatrium H2, SL, Tekpolio, S.L. and certain H2B2 Stockholders, that provides certain registration rights under the Securities Act along with other relevant provisions relating to the transfer of shares and governance of H2B2. In connection with the Business Combination, the H2B2 Stockholders Agreement will be terminated at the Closing.
Commercial Agreement
H2B2 is party to that certain commercial agreement, dated January 7, 2023 (the “Commercial Agreement”), by and between H2B2 and Felipe Benjumea Llorente, H2B2’s former executive president, and father of Blanca Benjumea de Porres, our Chief Financial Officer, and Felipe Benjumea de Porres, our Chief Investment Officer, for an indefinite time period, pursuant to which H2B2 engaged Felipe Benjumea Llorente as a senior advisor to H2B2.
Pursuant to the Commercial Agreement, Felipe Benjumea Llorente provides advisor services to H2B2 in exchange for the payment by H2B2 of a yearly rate of approximately €507,600 until September 2023, and then €230,000 per year starting after September 2023.
Ardachon Share Acquisition
Ardachon owns a total of 1,806,667 shares of H2B2 Common Stock as of the date of this proxy statement/prospectus. Ardachon is currently under insolvency proceedings and managed by the insolvency administration Arraut Y Sala Reixachs SLP (the “insolvency administration”), but was formerly controlled by Felipe Benjumea Llorente, its sole shareholder, H2B2’s former executive president, and father of Blanca Benjumea de Porres, our Chief Financial Officer, and Felipe Benjumea de Porres, our Chief Investment Officer.
On April 10, 2023, H2B2 made an offer to the insolvency administration to purchase 266,667 shares of H2B2 Common Stock from Ardachon for a price of €20,000,025, at a price of €75 per share. Other offers to acquire a larger amount of shares of H2B2 were made. Upon evaluation of all offers received, the insolvency administration accepted the offer on April 12, 2023 on the grounds that such offer was the most beneficial for the creditors of H2B2.
On May 30, 2023, H2B2 acquired 193,333 shares of H2B2 Common Stock from Ardachon for a total consideration of €14,500,000 ($15.8 million) and H2B2 has the option to purchase 73,334 additional shares of H2B2 Common Stock from Ardachon for €5,500,000 ($6.0 million), subject to the payment of the purchase price prior to July 31, 2023. On July 28, 2023, H2B2 and the insolvency administration agreed to extend the date by which H2B2 could purchase the Ardachon Option Shares from July 31, 2023 to December 31, 2023.
The payment of the €14,500,000 has been funded pursuant the Loan Agreement, for a principal amount of €14,500,000 and subject to a 10% annual interest rate. Principal and interest are payable in one single installment on May 30, 2026. If H2B2 defaults under the terms of the Loan Agreement or fails to meet any other payment obligation with third parties, Apenet, S.L.U. may terminate the Loan Agreement and demand payment of all amounts due and payable thereunder.
Furthermore, pursuant to a side-letter entered into by Mr. Felipe Benjumea Llorente and Ms. Blanca de Porres Guardiola (his wife), on the one hand, and H2B2, on the other hand, on April 10, 2023, it was agreed that in the event that the Capital Raise Transaction is closed at a price per share higher or lower than €75 per share, the H2B2 Common Stock purchased will be adjusted to reflect a total purchase price of €20,000,025 to ensure that the purchase of shares of H2B2 Common Stock held by Ardachon is effected at the same price per share as the Capital Raise Transaction.
In connection with the Loan Agreement, Mr. Felipe Benjumea Llorente, Ms. Blanca de Porres Guardiola (his wife) and Apenet, S.L.U., entered into the Apenet Agreement, which contains, among others, the following undertakings: (i) the payment of a fee by Ardachon to Apenet, S.L.U. in consideration for their intermediation services in financial transactions related to the Loan Agreement, once the Ardachon Proceedings have concluded; (ii) the granting of a pledge over all of the shares of H2B2 owned by Ms. Blanca de Porres Guardiola to secure the fulfillment of the payment obligations under the Loan Agreement and the Apenet Agreement; and (iii) the granting of a pledge over all of the shares of H2B2 owned by Ardachon and a real estate mortgage over certain plots owned by Mr. Benjumea Llorente to secure the fulfillment of the payment obligations under the Loan Agreement and the Apenet Agreement, once the Ardachon Proceedings have concluded.
CHS Agreement
On November 2, 2023, H2B2 entered into a purchase order with the architectural firm CHS Arquitectos (“CHS”), to procure services related to the architectural design and project management of the construction of a new technology and operations center of H2B2 in Seville, Spain. The contract is valued at €877,250.00. CHS was established and is managed by Mr. Juan Suárez Ávila, who serves on the H2B2 Board. CHS’s proposal was evaluated alongside with those from other competitors. After thorough review and consideration of a variety of factors, including pricing, timelines and CHS’s expertise, the H2B2 Board decided to award the project to CHS.
Certain Relationships and Related Party Transactions—RMG III
RMG III Founder Shares
In December 2020, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of RMG III in exchange for issuance of the Founder Shares (10,062,500 Class B ordinary shares of RMG III). On January 30, 2021, RMG III effectuated a 5-for-6 share split of the Class B ordinary shares, resulting in an aggregate outstanding amount of 12,075,000 Class B ordinary shares. The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,575,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of RMG III’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, the 1,575,000 Founder Shares were no longer subject to forfeiture.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which RMG III completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
RMG III Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, RMG III consummated the Private Placement of 8,216,330 RMG III Private Placement Warrants at a price of $1.50 per RMG III Private Placement Warrant to the Sponsor, generating proceeds of approximately $12.3 million.
Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the RMG III Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If RMG III does not complete a Business Combination within the Completion Window, the RMG III Private Placement Warrants will expire worthless. The RMG III Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and RMG III’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their RMG III Private Placement Warrants until 30 days after the completion of the initial Business Combination. In connection with the Business Combination, in the event the Warrant Amendment Proposal is approved, at the Effective Time and pursuant to the Warrant Amendment, each Private Placement Warrant will be canceled and exchanged for the right to receive up to 0.075 shares of Surviving Corporation Common Stock per RMG III Private Placement Warrant.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, members of RMG III’s founding team or any of their affiliates may, but are not obligated to (other than pursuant to the January 2022 Note and the July 2022 Note), lend RMG III Working Capital Loans. If RMG III completes a Business Combination, RMG III would repay the Working Capital Loans out of the proceeds of the Trust Account released to RMG III. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
On December 30, 2020, the Sponsor agreed to lend RMG III up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note. Such promissory note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company repaid the balance under such promissory note in full on February 12, 2021.
On January 19, 2022, RMG Acquisition Management, an affiliate of the Sponsor, agreed to lend RMG III up to $500,000, pursuant to the January 2022 Note, to be used for a portion of the expenses of RMG III.
On July 27, 2022, RMG Acquisition Management agreed to lend RMG III up to $475,000 pursuant to the July 2022 Note, to be used for a portion of the expenses of RMG III. As of the date hereof, RMG III had $500,000 in borrowings outstanding under the January 2022 Note and $350,000 in borrowings outstanding under the July 2022 Note.
Each of the January 2022 Note and the July 2022 Note is due and payable in full by RMG III upon the consummation of a business combination. In the event that the Business Combination does not close, RMG III may use a portion of proceeds held outside the Trust Account to repay the January 2022 Note and the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the January 2022 Note or the July 2022 Note. The January 2022 Note and the July 2022 Note will be repaid in cash upon consummation of the Business Combination.

Administrative Services Agreement
Commencing on the effective date of the Registration Statement, RMG III agreed to pay an affiliate of RMG Acquisition Management a total of $20,000 per month for office space and administrative and support services (including salaries). Upon RMG III’s liquidation, RMG III will cease paying these monthly fees. Upon completion of the Initial Business Combination, RMG III will pay to such affiliate an amount equal to $20,000 multiplied by the number of whole months that have elapsed between the date of the completion of the Initial Business Combination and the closing of the Initial Public Offering. The Company incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2023, respectively. The Company had $240,000 and $120,000 recorded in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.
RMG Acquisition Management, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on RMG III’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made by us to RMG Acquisition Management, directors, officers or RMG III’s or any of their respective affiliates.
In December 2022, RMG III engaged a capital market advisor to assist with the completion of the business combination. The Company agreed to pay the advisor $500,000 in cash and $250,000 paid in equivalent dollar amount in common stock, solely in the event that RMG III completes its Business Combination. As of December 31, 2022, RMG III determined that a Business Combination is not considered probable. If the fee is determined to be a transaction cost for the Business Combination then the amount payable to the advisor may be accounted for as an expense in the period the liability is recorded.
BCW Engagement Letter
BCW, an affiliate of RMG III, and H2B2 entered into an engagement letter dated January 24, 2023, as amended on March 2, 2023, pursuant to which H2B2 engaged BCW to act, together with Natixis, as co-exclusive bookrunner or co-placement agent for the Capital Raise Transaction. In connection with such engagement, H2B2 will pay to BCW (a) an amount in cash equal to 2.5% of the gross proceeds received by H2B2 from the sale of its securities in connection with the Capital Raise Transaction and (b) an additional amount in cash equal to 0.05% of the pre-money valuation of H2B2 if (i) the gross proceeds received by H2B2 from the sale of its securities in connection with the Capital Raise Transaction are equal to or greater than $50,000,000 and (ii) the pre-money valuation of H2B2 is equal to or greater than $500,000,000. The BCW Engagement Letter also provides that the fees payable to BCW, together with the fees payable to any additional placement agents, including Natixis, in connection with the Capital Raise Transaction, will not exceed, in aggregate, (a) 5.0% of the of the gross proceeds received by H2B2 from the sale its securities in connection with the Capital Raise Transaction, plus (b) 0.1% of the pre-money valuation of H2B2, if (i) the gross proceeds received by H2B2 from the sale of its securities in connection with the Capital Raise Transaction are equal to or greater than $50,000,000 and (ii) the pre-money valuation of H2B2 is equal to or greater than $500,000,000. The BCW Engagement Letter also provides that H2B2 may seek to obtain up to $10,000,000 in a funding round in parallel to or after the closing of the Capital Raise Transaction and that no fee will be payable by H2B2 to BCW in connection with such funding round; provided, that, if the proceeds from such funding round are greater than $10,000,000, H2B2 will pay to BCW an additional amount in cash equal to 2.5% of the incremental gross proceeds in excess of $10,000,000 from such funding round.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Surviving Corporation Board, (ii) otherwise properly brought before such meeting by or at the direction of the Surviving Corporation Board or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (1) (a) was a record owner of shares of Surviving Corporation both at the time of giving the notice and at the time of such meeting, (b) is entitled to vote at such meeting, and (c) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (2) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for the Surviving Corporation’s annual meeting of stockholders, Surviving Corporation’s secretary must receive the written notice at Surviving Corporation’s principal executive offices:
•	not earlier than the 90th day; and
•	not later than the 120th day,
before the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting was held in the previous year, notice of a stockholder proposal must be not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In the event that Surviving Corporation holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.
Accordingly, for the Surviving Corporation’s annual meeting, assuming the meeting is held on     , notice of a nomination or proposal must be delivered to Surviving Corporation no later than      and no earlier than     . Nominations and proposals must also satisfy other requirements set forth in the bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement/prospectus and proxy card for the      annual general meeting pursuant to Rule 14a-8, assuming the meeting is held on     , must be received at Surviving Corporation’s principal office on or before      and must comply with Rule 14a-8.
Stockholder Director Nominees
The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to Surviving Corporation’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by Surviving Corporation’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the RMG III Board, any committee chairperson, or the non-management directors as a group by writing to the board or committee chairperson in care of RMG III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140. Following the consummation of Business Combination, such communications should be sent in care of Surviving Corporation, H2B2 Electrolysis Technologies, Inc., 300 Delaware Ave Ste 210-A, Wilmington, DE 19801. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson, or all non-management directors.
LEGAL MATTERS
Skadden, Arps, Slate, Meagher & Flom (UK) LLP has passed upon the validity of the securities of Surviving Corporation offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus, and Skadden, Arps, Slate, Meagher & Flom (UK) LLP has represented RMG III in connection with the Business Combination. Latham & Watkins LLP has represented H2B2 in connection with the Business Combination.
EXPERTS
The financial statements of RMG Acquisition Corp. III as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and have been included herein (which contains an explanatory paragraph relating to substantial doubt about the ability of RMG Acquisition Corp. III to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of H2B2 Electrolysis Technologies, Inc. and its Subsidiaries as of December 31, 2022 and December 31, 2021, and for each of the years in the two-year period ended December 31, 2022 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Going Concern), and included in this proxy statement/prospectus in reliance upon such report and upon on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, RMG III and the services that it employs to deliver communications to RMG III shareholders and RMG III warrant holders are permitted to deliver to two or more RMG III shareholders and/or RMG III warrant holders sharing the same address a single copy of each of RMG III’s annual report to RMG III shareholders and RMG III warrant holders and RMG III’s proxy statement/prospectus. Upon written or oral request, RMG III will deliver a separate copy of the annual report to RMG III shareholders and RMG III warrant holders or proxy statement/prospectus to any RMG III shareholder or RMG III warrant holder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. RMG III shareholders and RMG III warrant holders receiving multiple copies of such documents may likewise request that RMG III deliver single copies of such documents in the future.
RMG III shareholders and RMG III warrant holders may notify RMG III of their requests by writing RMG III at its principal executive offices at 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida 33140 or by calling RMG III at (786) 359-4103.
ENFORCEABILITY OF CIVIL LIABILITY
RMG III is a Cayman Islands exempted company. If RMG III does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon RMG III. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against RMG III in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, RMG III may be served with process in the United States with respect to actions against RMG III arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of RMG III’s securities by serving RMG III’s U.S. agent irrevocably appointed for that purpose.
APPRAISAL RIGHTS
None of RMG III shareholders, RMG III unit holders or RMG III warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. None of RMG III shareholders have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for RMG III’s securities is Continental.

WHERE YOU CAN FIND MORE INFORMATION
RMG III files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that RMG III files electronically with the SEC at http://www.sec.gov.
You may obtain additional copies of this proxy statement/prospectus, at no cost, and you may ask any questions you may have about the proposals by contacting RMG III at the following address and telephone number:
RMG Acquisition Corp. III
57 Ocean, Suite 403
5775 Collins Avenue
Miami Beach, Florida 33140
(786) 359-4103
You may also obtain these documents at no cost by requesting them in writing or by telephone from RMG III’s proxy solicitation agent at the following address and telephone number:

Shareholders may call toll free:
Banks and Brokers may call collect:

In order to receive timely delivery of the documents in advance of the Special Meetings, you must make your request for information no later than     , 2023 (     prior to the date of the Special Meetings).

INDEX TO FINANCIAL STATEMENTS
H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
Page No.
Condensed Consolidated Balance Sheets as of September 30, 2023 (Unaudited) and December 31, 2022	F-1
Condensed Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2023 and 2022	F-2
Condensed Consolidated Statements of Changes in Stockholders’ (Deficit) / Equity (Unaudited) for the three and nine months ended September 30, 2023 and 2022	F-3
Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2023 and 2022	F-4
Notes to Interim Unaudited Condensed Consolidated Financial Statements	F-5
Report of Independent Registered Public Accounting Firm (PCAOB ID #049)	F-14
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-15
Consolidated Statements of Operations for the years ended December 31, 2022 and 2021	F-16
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2022 and 2021	F-17
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-18
Notes to Consolidated Financial Statements	F-19
RMG ACQUISITION CORP. III
F-1

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2023 and December 31, 2022
(Unaudited)
	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$11,534,785	$5,044,949
Accounts receivable, net of allowance for doubtful accounts of $100,868 and $47,758, respectively	2,392,859	2,099,177
Inventory	2,951,413	6,175,000
Prepaid expenses and other current assets	2,029,972	1,281,268
Grants receivable	1,259,393	742,837
Contract assets	266,034	2,197,730
Total current assets	20,434,456	17,540,961
Property, plant, and equipment, net	12,071,988	5,148,017
Operating lease – right of use asset, net	1,978,266	2,235,854
Intangible assets, net	154,019	87,301
Equity method investments	142,530	—
Other assets	1,764,838	173,055
Total assets	$36,546,097	$25,185,188
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,153,960	$8,484,808
Current notes payable	1,500,000	—
Current maturities of long-term debt	21,458	10,663
Current maturities of operating lease liabilities	166,926	230,645
Contract liabilities	3,220,563	1,735,716
Current provisions	85,864	44,378
Other current liabilities	35,596	21,179
Total current liabilities	19,184,367	10,527,389
Unearned grants	3,531,326	2,053,159
Long-term operating lease liabilities	1,900,146	2,111,530
Income taxes payable	1,859,225	1,787,968
Long-term debt, less current maturities	16,559,531	13,796
Other liabilities	8,470,231	208,912
Total liabilities	51,504,826	16,702,754
Commitments and contingent liabilities (Note 13)		—
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value per share; 10,346,314 shares authorized, 9,515,008 and 9,708,341 issued and outstanding at September 30, 2023 and December 31, 2022, respectively	103	103
Treasury stock, at cost, 831,306 shares at September 30, 2023 and 637,973 shares at December 31, 2022	(9)	(7)
Additional paid-in capital	1,341,102	16,851,455
Accumulated other comprehensive loss	(3,842)	(3,842)
Accumulated deficit	(16,296,083)	(8,365,275)
Total stockholders’ (deficit) equity	(14,958,729)	8,482,434
Total liabilities and (deficit) equity	$36,546,097	$25,185,188
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Product sales	$765,272	$408,999	$7,932,684	$1,646,000
Cost of sales	706,042	372,924	7,924,701	1,375,548
Gross profit	59,230	36,075	7,983	270,452

Operating expenses:
Research and development	723,436	251,048	1,894,644	908,545
Selling, general and administrative	2,883,447	835,041	7,403,238	2,383,248
Depreciation and amortization of long-lived assets	51,700	38,576	134,151	49,332
Income from grants	1,004,131	113,748	1,709,387	530,903
Losses from our unconsolidated investments	(124,100)	—	(131,132)	—
Loss from operations	(2,719,322)	(974,842)	(7,845,795)	(2,539,770)

Other income (expense):
Other income	—	—	326,203	411,878
Interest and financial income (expense), net	(159,424)	(495,677)	(341,332)	(1,252,200)
Total other income (expense), net	(159,424)	(495,677)	(15,129)	(840,322)
Loss before income tax expense	(2,878,746)	(1,470,519)	(7,860,924)	(3,380,092)
Income tax expense	22,764	16,403	69,884	39,643
Net loss	(2,901,510)	(1,486,922)	(7,930,808)	(3,419,735)

Net loss per share:
Net loss per share – basic	$(0.30)	$(0.15)	$(0.82)	$(0.35)
Net loss per share – diluted	$(0.30)	$(0.15)	$(0.82)	$(0.35)

Weighted average shares outstanding – basic	9,515,008	9,729,856	9,621,235	9,732,972
Weighted average shares outstanding – diluted	9,515,008	9,729,856	9,621,235	9,732,972
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY
For the Three Months Ended September 30, 2023, and 2022 (Unaudited)
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Treasury stock, at cost		Total H2B2 Electrolysis Technologies, Inc. Stockholders	Noncontrolling Interest	Total (Deficit) Equity
	Shares	Amount				Shares	Amount
July 1, 2023	10,346,314	$103	$1,320,221	$(3,842)	$(13,394,573)	(831,306)	$(9)	$(12,078,100)	$—	$(12,078,100)
Net loss	—	—	—	—	(2,901,510)	—	—	(2,901,510)	—	(2,901,510)
Stock-based compensation	—	—	20,881	—	—	—	—	20,881	—	20,881
September 30, 2023	10,346,314	$103	$1,341,102	$(3,842)	$(16,296,083)	(831,306)	$(9)	$(14,958,729)	$—	$(14,958,729)
July 1, 2022	10,346,314	$103	$16,855,005	$(3,842)	$(6,001,629)	(611,929)	$(6)	$10,849,631	$—	$10,849,631
Net loss	—	—	—	—	(1,486,922)	—	—	(1,486,922)	—	(1,486,922)
Repurchase of common stock	—	—	(4,170)	—	—	(26,044)	(1)	(4,171)	—	(4,171)
September 30, 2022	10,346,314	$103	$16,850,835	$(3,842)	$(7,488,551)	(637,973)	$(7)	$9,358,538	$—	$9,358,538
For the Nine Months Ended September 30, 2023, and 2022 (Unaudited)
	Common Stock					Treasury stock, at cost
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Shares	Amount	Total H2B2 Electrolysis Technologies, Inc. Stockholders	Noncontrolling Interest	Total (Deficit) Equity
January 1, 2023	10,346,314	$103	$16,851,455	$(3,842)	$(8,365,275)	(637,973)	$(7)	$8,482,434	$—	$8,482,434
Repurchase of common stock	—	—	(15,536,748)	—	—	(193,333)	(2)	(15,536,750)	—	(15,536,750)
Net loss	—	—	—	—	(7,930,808)	—	—	(7,930,808)	—	(7,930,808)
Stock-based compensation	—	—	26,395	—	—	—	—	26,395	—	26,395
September 30, 2023	10,346,314	$103	$1,341,102	$(3,842)	$(16,296,083)	(831,306)	$(9)	$(14,958,729)	$—	$(14,958,729)
January 1, 2022	10,346,314	$103	$16,835,962	$(3,842)	$(4,068,816)	(610,000)	$(6)	$12,763,401	$75,761	$12,839,162
Net loss	—	—	—	—	(3,419,735)	—	—	(3,419,735)	—	(3,419,735)
Repurchase of common stock	—	—	(11,888)	—	—	(27,973)	(1)	(11,889)	—	(11,889)
Purchase of noncontrolling interest	—	—	26,761	—	—	—	—	26,761	(75,761)	(49,000)
September 30, 2022	10,346,314	$103	$16,850,835	$(3,842)	$(7,488,551)	(637,973)	$(7)	$9,358,538	$—	$9,358,538
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2023, and 2022
(Unaudited)
	September 30, 2023	September 30, 2022
Operating Activities
Net loss	$(7,930,808)	$(3,419,735)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Paid in kind interest	546,650	—
Depreciation and amortization of long-lived assets	134,151	49,332
Accrued employee benefits and other provisions	15,513	115,789
Noncash lease expense	99,152	39,274
Stock-based compensation	26,395	—
Foreign currency (gain) loss	(452,368)	1,224,122
Losses from our unconsolidated investments	131,132	—
Changes in operating assets and liabilities
Accounts receivable	(293,682)	330,668
Inventory	3,223,587	986
Prepaid expenses and other current assets	(1,171,257)	(487,711)
Grants receivable	(599,524)	(428,744)
Contract assets	1,931,696	(1,199,603)
Accounts payable	4,313,936	617,179
Contract liabilities	1,484,847	93,831
Lease liabilities	(116,667)	(7,583)
Income taxes payable	85,674	39,644
Net cash provided by (used in) operating activities	1,428,427	(3,032,551)
Investing Activities
Payments for assets under construction	(5,107,490)	(2,744,195)
Purchase of intangible assets	(85,128)	—
Purchase of property, plant, and equipment	(154,423)	(354,185)
Proceeds from grants for assets under construction	1,561,135	1,312,062
Advance to equity method investees	(273,662)	—
Proceeds from deposits and guarantees	—	1,218,231
Other assets	(1,591,783)	159,156
Net cash used in investing activities	(5,651,351)	(408,931)
Financing Activities
Proceed from issuance long-term borrowing	15,536,750	—
Debt issue cost	(465,015)	—
Proceeds from working capital facility	1,145,712	—
Proceeds from other long-term liability	8,405,330	—
Proceeds from issuance mandatory convertible notes	1,500,000	—
Payments of long-term debt, net	(2,451)	(16,249)
Acquisition of treasury shares	(15,536,750)	(11,889)
Net cash provided by (used in) financing activities	10,583,576	(28,138)
Effect of exchange rate changes on cash and cash equivalents	129,184	(1,224,121)
Increase (decrease) in cash and cash equivalents	6,489,836	(4,693,741)
Cash and cash equivalents beginning of period	5,044,949	11,545,081
Cash and cash equivalents end of period	$11,534,785	$6,851,340

Supplemental cash flow information:
Purchase of property and equipment by incurring current liabilities	$1,623,281	$277,085
Acquisition of non-controlling interest	$—	$49,000
Noncash recognition of lease modification	$(212,834)	$—
The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1.	Nature of Operations
1.1. Description of Business
H2B2 Electrolysis Technologies, Inc (“H2B2”, the “Company”, “we”, “our”, “us”) is an alternative energy technology provider focused on the development, financing, design, integration, construction, operation and maintenance of hydrogen production systems based on proton exchange membrane (“PEM”) water electrolysis, providing solutions for the generation, compression, storage, marketing and other uses of green hydrogen.
1.2. Going Concern Disclosure
The Company is in the development stage and continues to incur net losses including a net loss of $7,930,808, for the nine months ended September 30, 2023. At September 30, 2023, the Company had positive net working capital of $1,250,089 and the Company’s principal source of liquidity consisted of $11,534,785 of cash and cash equivalents which, without additional funding, will not be sufficient to meet the Company’s obligations within the next twelve months from the date of issuance of these interim unaudited condensed consolidated financial statements. These factors give rise to substantial doubt about the Company's ability to continue as a going concern.
Management’s plan to mitigate these conditions include raising additional capital, securing grant funding and developing profitable operations through the implementation of its current business initiatives which include the expansion of manufacturing facilities and broadening the Company’s sales pipeline.
The Company has historically funded its operations through capital raises from third parties. There can be no assurance that the Company will be successful in obtaining third-party capital raises and funding from grants. If external financing sources are not available or are inadequate to fund operations, or the Company is unable to develop profitable operations through implementation of its current business initiatives, the Company will be required to reduce operating costs, which could jeopardize future strategic initiatives and business plans. Due to the uncertainty that exists in management’s plans, substantial doubt remains about the Company’s ability to continue as a going concern.
The accompanying interim unaudited condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As such, the accompanying interim unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
2.	Summary of Significant Accounting Policies and New Accounting Pronouncements
2.1. Principles of Consolidation
The interim unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
2.2. Interim Financial Statements
The interim unaudited condensed consolidated financial statements included herein have been prepared in U.S dollars and in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial statements and the rules and regulations of the U.S. Securities and Exchange Commission.
In the opinion of management, these interim unaudited consolidated financial statements and related notes include all adjustments, including normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods presented. The results of operations for such interim periods are not necessarily indicative of the operating results to be expected for the full year.

Certain information and disclosures normally included in the notes to the annual financial statements have been condensed or omitted from these interim financial statements. Accordingly, these interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2022. The December 31, 2022, balance sheet is derived from those statements.
2.3. Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of long-lived assets, operating leases, stock-based compensation, income taxes and contingencies. We base our estimates and judgments on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
2.4. Recent Accounting Pronouncements
Recently Adopted Accounting Guidance
In June 2016, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2016-13, Financial Instruments – Credit Losses (ASC Topic 326) requiring initial recognition of credit losses, as well as any subsequent change in the estimate, when it is probable that a loss has been incurred. The standard eliminates the threshold for initial recognition in current U.S. GAAP and it covers a broad range of financial instruments, including trade and other receivables at each reporting date. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets. The Company adopted this standard effective January 1, 2023, with no material effect on the financial statements.
Recent Accounting Guidance Not Yet Effective
All issued but not yet effective accounting and reporting standards as of September 30, 2023, are either not applicable to the Company or are not expected to have a material impact on the Company.
2.4. Significant Accounting Policies
During the nine months ended September 30, 2023, there were no changes to our significant accounting policies as described in in our consolidated financial statements for the year ended December 31, 2022.
2.4.1. Fair Value Measurements
The Company follows the guidance of FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) as it related to financial assets and financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.
The Company generally defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company uses a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Due to their short maturities, the carrying amounts for cash and cash equivalents, accounts receivable, contract assets, accounts payable, contract liabilities, accrued expenses and debt approximate their fair value. The carrying amount of long-term debt approximates fair value due to interest rates that approximate prevailing market rates.

The Company has elected the fair value option under ASC 825, “Financial Instruments” to carry the debt instruments described in Note 6. The initial carrying amount of the debt is its fair value.
There are no other financial assets or liabilities that were accounted for at fair value option on a recurring basis as of September 30, 2023.
In accordance with this guidance, the following table represents the fair value hierarchy for our financial liabilities measured at fair value option:
	September 30, 2023	December 31, 2022
Level 3
Current note payable	$1,500,000	$—
Total	$1,500,000	$—
2.5. Revenue Recognition
Revenue consists of sales of electrolyzer systems. Revenue from sales of electrolyzer systems represents sales of products used to generate hydrogen for various applications including mobility, power-to-gas, and other uses. For the three months ended September 30, 2023 and 2022, revenue from the sale of electrolyzer systems amounted to $765,272 and $408,999, respectively, and for the nine months ended September 30, 2023 and 2022, revenue from the sale of electrolyzer systems amounted to $7,932,684 and $1,646,000, respectively.
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:
	September 30, 2023	December 31, 2022
Accounts receivable	$2,392,859	$2,099,177
Contract assets	266,034	2,197,730
Contract liabilities	(3,220,563)	(1,735,716)
Net contract assets/liabilities	$(561,670)	$2,561,191
Changes in the contract assets and the contract liabilities balances on uncompleted contracts from December 31, 2022, to September 30, 2023 are as follows:
Contract assets	September 30, 2023
Transferred to receivables	$(2,197,730)
Revenue recognized and not billed	266,034
Net change in contract assets	$(1,931,696)
Contract liabilities	September 30, 2023
Advanced billings	$3,220,563
Revenue recognized during the period	(1,735,716)
Net change in contract liabilities	$1,484,847
3.	Property, Plant and Equipment
Property, plant and equipment are summarized as follows:
	September 30, 2023	December 31, 2022
Assets under construction	$11,737,926	$4,852,667
Machinery and equipment	360,338	357,142
Computer hardware	166,739	83,919
Furniture and other fixtures	70,445	2,038
Property, plant, and equipment	12,335,448	5,295,766
Less accumulated depreciation	(263,460)	(147,749)
Property, plant, and equipment, net	$12,071,988	$5,148,017

Assets under construction
Assets under construction pertain to the construction of SoHyCal, a hydrogen facility in California. The construction of the facility is partially financed by grants received from the California Energy Commission (CEC).
Depreciation expense for the three months ended September 30, 2023, and 2022 was $43,545 and $38,435, respectively, and for the nine months ended September 30, 2023 and 2022 was $115,711 and $47,039, respectively.
4.	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are summarized as follows:
	September 30, 2023	December 31, 2022
Prepayments to suppliers	$1,397,363	$899,161
VAT receivables	286,284	371,315
Other current assets	346,325	10,792
Total	$2,029,972	$1,281,268
5.	Accounts Payable and other payables
Accounts payable are summarized as follows:
	September 30, 2023	December 31, 2022
Accrued employee benefits	$388,437	$221,827
Accounts payable	13,405,545	8,019,474
Other taxes	359,978	243,507
Total	$14,153,960	$8,484,808
6.	Current notes payable
On August 18 and August 21, 2023, the Company issued two convertible notes amounting to $1,500,000, in aggregate, to the lender SANPEC, Inc. They will be converted into shares of common stock of the Company at the time of the next private placement at 85% of the price at which securities are issued in the private placement. If the private placement does not occur within a year, the notes will be converted at a pre-money valuation of $400,000,000, if the Company fails to deliver the shares, all outstanding principal shall be due and payable by the Company on demand by the lender at any time after September 30, 2024. The notes bear no interest and will be subordinate in right of payment to all current and future Company indebtedness, whether or not secured.
The Company has elected the fair value option under ASC 825. The initial carrying amount of the debt is its fair value and are recorded as current liability.
7.	Government grants
We are required to comply with certain terms and conditions applicable to each grant and, if a disqualifying event should occur as specified in the grant’s terms and conditions, we are required to repay the grant funds to the grantor. We believe we are in compliance with each grant’s terms and conditions as of September 30, 2023, and December 31, 2022.
The amount recognized in the condensed consolidated statement of operations during the three months ended September 30, 2023, and 2022 was $1,004,131 and $113,748, respectively, and for the nine months ended September 30, 2023 and 2022 was $1,709,387 and $530,903, respectively, and corresponds in entirety to research and development grants in Spain.
In connection with the European Commission’s Important Project of Common European Interest (IPCEI) Hy2Tech program, on September 28, 2023, the Company received 8,436,330 Euro of the 12,500,000 Euro approved advance. The advance was recorded in non-current Other liabilities. To receive the funds, the Company is required to obtain third party guarantees. As of September 30, 2023, the Company secured guarantees totaling 9,340,000 Euro. The guarantees are effective until December 31, 2026. To secure the guarantees, the Company was required to deposit 1,299,000 Euro and pay 221,514 Euro for surety insurance. The deposit and prepaid insurance are recorded in non-current Other assets.

The changes in government grants recorded in unearned grants for September 30, 2023 and December 31, 2022 correspond to the amounts received or pending to receive from the California Energy Commission and consisted of:
Unearned grants
December 31, 2022	$2,053,159
Additions	1,478,167
Disposals	—
Recognized in income	—
September 30, 2023	$3,531,326
Grants receivable
The grants receivable balance corresponds to the amounts outstanding from the time the eligible expenses are incurred until the grantor disburses those grants.
The amounts pending to be received from grants are reported in the consolidated balance sheet in grants receivable and consist of the following:
	September 30, 2023	December 31, 2022
Grants in Spain	$1,184,914	$585,390
Grants in U.S.	74,479	157,447
Grant receivable	$1,259,393	$742,837
8.	Equity investments
Our Joint ventures are accounted for using the equity method of accounting whereby the Company initially records its investment at cost (or fair value at the date of acquisition) and then subsequently adjusts the carrying value for the Company’s proportionate share of distributions and earnings or losses of the joint ventures.
For these unconsolidated joint ventures, our investment balances are included in equity method investments on the condensed consolidated balance sheets and our pro rata share of net income or loss is included in earnings from unconsolidated investment on the condensed consolidated statements of operations.
GreenH Electrolysis Private Limited
We have invested in a joint venture with Castlegreen Energy Private Limited (“Castlegreen”), located in India, to expand the Company's operations and presence in Asian markets. The Company holds 50% of the stock in the joint venture entity, GreenH Electrolysis Private Limited (“GreenH”), and the remaining 50% of stock is held by Castlegreen. The joint venture became operational as of March 15, 2023.
H2V2 Mexico, S.A. de C.V.
We have invested in a joint venture with HVMX de México S.A. (“HVMX”), located in Mexico, to expand the Company's operations and presence in the Mexican market. The Company holds 40% of the stock in the joint venture entity, H2V2 de Mexico SA (“H2V2”), and the remaining 60% of stock is held by HVMX (40%) and individual investors. The joint venture became operational as of March 30, 2023.
Our equity method investments and accrued losses of the aforementioned joint ventures are as follows:
September 30, 2023
Equity method investment	$273,662
Loss from our unconsolidated investments	(131,132)
$142,530
9.	Income Taxes
The effective tax rate was a 1% expense on a pre-tax loss for the three months ended September 30, 2023 and the nine months ended September 30, 2023 (1% expense on a pre-tax loss for the three months ended September 30, 2022 and the nine months ended September 30, 2022). The effective tax rate differs from the statutory rate mainly due to adjustments to the valuation allowance against deferred tax assets.

10.	Stock-Based Compensation
There was no option activity for the nine months period ended September 30, 2023 for the granted stock-based compensation plans (“stock-option plan” or “SOP”) to the Company’s Chairman.
The Company’s stock option compensation expense was $20,881 for the three months ended September 30, 2023 and $26,395 for the nine months ended September 30, 2023, and there was no compensation expense in 2022. There was $147,197 of total unrecognized compensation costs related to outstanding stock options at September 30, 2023.
As of September 30, 2023, the Company determined that the performance conditions related to the stock-based compensation awards to nine of its executives are not probable. Therefore, the Company has recorded a liability associated with the cash bonus component of the awards. The accrued liability amounts to $106,117 and $72,745 as of September 30, 2023, and December 31, 2022, respectively, recorded in non-current Other liabilities.
11.	Leases
As of December 31, 2022, the Company had operating leases primarily associated with lands for a facility under construction in California and a facility in Seville, Spain. These leases expire in 2041 and 2043 (U.S.) and 2027 (Spain), respectively.
We recorded total operating lease expense for the three months ended September 30, 2023 and 2022 of $84,297 and $37,005, respectively, and for the nine months ended September 30, 2023 and 2022 of $252,664 and $111,015, respectively, which is classified within selling, general and administrative expenses within the condensed consolidated statements of operations.
In February 2023, the Company signed an addendum to modify future rent payments for one of its land leases in California resulting in a reduction of $212,834 in the right-of-use asset and liability.
The following table summarizes the maturities of undiscounted cash flows of lease commitments reconciled to the total lease liability as of September 30, 2023:
Operating Leases
2023	$92,026
2024	350,203
2025	349,739
2026	350,806
2027	335,723
Thereafter	2,278,624
Total future minimum lease payments	3,757,121
Less imputed lease interest	(1,690,049)
Total lease liabilities	$2,067,072
Other information related to the operating leases are presented in the following table:
	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash payments	$203,909	$81,000
Weighted average remaining lease term (years)	14.00	19.98
Weighted average discount rate	9.08%	7.00%
Noncash lease amount	$99,152	$39,274
12.	Long-term Debt
To fund the purchase of the 193,333 shares for 14,500,000 Euro on May 30, 2023, the Company executed a loan agreement in the amount of 14,500,000 Euro. The loan bears an interest rate of 10% paid-in-kind (PIK) per annum. Unpaid principal and interest amounts are due at maturity on May 30, 2026. According to the agreement, if the Company were to close a capital transaction of more than 40,000,000 Euro and/or were to generate free cash flow in excess of 10,000,000 Euro in any quarterly period, the excess amount must be used for early repayments of the loan. The Company incurred debt issuance costs of 435,000 Euro in connection with the loan agreement.

On August 2, 2023, the Company executed a EUR 3,000,000 working capital facility agreement to fund the completion of five electrolyzers manufacturing for the GP JOULE Hydrogen GmbH project. The facility agreement expires October 28, 2024, and has been guaranteed by the credit Agency CESCE (Compañía Española de Seguros de Crédito a la Exportación) for up to 60% or EUR 1,800,000. As of September 30, 2023, the Company borrowed EUR 1,051,112 of the working capital facility.
13.	Commitments and Contingencies
13.1 Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of September 30, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.
13.2 Other Commitments
The Company enters into various contracts or agreements in the normal course of business whereby such contracts or agreements may contain commitments.
On May 9, 2023, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with RMG Acquisition Corp. III (“RMG III”), a publicly traded special purpose acquisition company. Under the terms of the Merger Agreement, the Company and RMG would become a combined entity, with H2B2’s existing equity holders continuing to hold substantially all of their equity in the combined public company. We expect the merger agreement to be consummated in the first quarter of 2024.
13.3 Concentrations
Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable.
The Company maintains its cash in banks in Spain and in the U.S. The Company has not experienced any losses in such accounts from inception through September 30, 2023.
Major Customers
The Company continually assesses the financial strength of its customers. For the nine months ended September 30, 2023, three customers accounted for 66%, 12% and 12% of total revenues. For the nine months ended September 30, 2022, revenues from one customer accounted for 97% of total revenues. At September 30, 2023, accounts receivable from one customer accounted for 92% of total accounts receivable. At December 31, 2022, accounts receivable from three customers accounted for 52%, 25% and 20% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance.
14.	Loss per Share
Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the periods presented. Diluted net loss per common share is computed using the weighted average number of common stock outstanding for the period, and, if dilutive, potential common stock outstanding during the period. Potential common stock consists of the incremental shares of common stock issuable upon the exercise of stock options, or other common stock equivalents. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.
Options to purchase 87,716 shares of common stock were outstanding at September 30, 2023. No options were outstanding at September 30, 2022. These shares were not included in the computation of diluted loss per share for the three months ended September 30, 2023, and the nine months ended September 30, 2023 because the effects would have been anti-dilutive. These options may dilute future earnings per share.
On May 30, 2023, the Company purchased 193,333 shares of its common stock from an existing stockholder for 14,500,000 Euro. The agreement included an option for the Company to purchase an additional

73,334 shares of its common stock for 5,500,000 Euro, on, or before, July 31, 2023. On July 28, 2023, the Company and the insolvency administration agreed to extend the date by which the Company could purchase the additional shares from July 31, 2023, to December 31, 2023.
15.	Segment Reporting
We operate in a single segment and that is the sale of electrolyzers, including the design, engineering, manufacturing, integration, financing and operating and maintenance expenses for green hydrogen facilities. We have identified the Chief Executive Officer as the chief operating decision maker (CODM), and all significant operating decisions are based on one-segment basis.
The following table sets forth product sales and long-lived assets (includes property and equipment, net and operating lease assets) by geographic area:
	Product sales		Product sales		Long-lived assets
	Three Months Ended		Nine Months Ended		Nine Months Ended
Region	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	December 31, 2022
N. America	$—	$—	$—	$—	$13,076,904	$6,361,086
LATAM(1)	87,288	395,490	485,436	1,603,674	—	—
Europe	677,984	13,509	7,447,248	42,326	1,127,369	1,110,086
Total	$765,272	$408,999	$7,932,684	$1,646,000	$14,204,273	$7,471,172
(1)	LATAM comprises Central America, South America, and Mexico.
16.	Subsequent Events
The Company has evaluated subsequent events through December 18, 2023, the date the consolidated financial statements were available to be issued and concluded the following were required to be disclosed.
In October 2023, the Company made an additional investment in its joint venture with GreenH Electrolysis Private Limited of $250,000, for the construction of a factory in India to manufacture electrolyzers.
In connection with the Unrecognized Tax Benefit on November 14, 2023, the Company received a favorable private letter ruling from the Internal Revenue Service regarding the qualify opportunity fund deferred gain of $1,029,000.
In connection with the granted SOP1, to the Company’s Chairman, on November 25, 2023, the parties signed an amendment to remove the clause to require the exercise of the options upon an Initial Public Offering or De-SPAC merger and to rescind the previous exercise notice dated April 29, 2023.
On December 15, 2023, the Company entered into the Merger Agreement Amendment with RMG Acquisition Corp. III (RMG III). The Merger Agreement Amendment, amended certain terms of the Existing Merger Agreement to reflect the following amendments, among others:
•	Base Purchase Price. Removal of the definition of Base Purchase Price.
•	Closing Date Purchase Price. Amendment to the definition of Closing Date Purchase Price to a fixed purchase price of $400,000,000.
•
AVR Option Amount. Removal of the AVR Option Amount from the calculation of the Closing Date Purchase Price and Minimum Investment Amount as a result of the agreement between the Chairman of the Board of Directors, Mr. Vázquez, and the Company to delay the exercise of Mr. Vázquez’s option to acquire up to 68,966 shares of Company Common Stock, to after closing of the Merger.

•	Minimum Investment Amount. Reduction of the Minimum Investment Amount from $40,000,000 to $30,000,000.
•
10% Premium. Removal of the ten percent (10%) premium to the Closing Date Purchase Price in the event that the Capital Raise Amount exceeded $15,000,000 from the definition of Closing Date Purchase Price.

•
Minimum Net Tangible Assets Condition. Removal of the condition precedent to closing of the Merger that RMG III will have at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

•
Conversion of RMG III Class B Ordinary Shares. Amendment to the definition of Founder Consideration Shares and other related sections of the Merger Agreement to reflect the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. Amendment to the covenant relating to the Warrant Amendment to clarify that RMG III will, following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and Private Placement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•
Director Nominees. Amendment to the covenant relating to the composition of the Surviving Corporation Board to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, five (5) of whom to be designated by the Company and one (1) of whom to be designated by RMG III, and (ii) three (3) director nominees to be designated by the Company.

Report of Independent Registered Public Accounting Firm (PCAOB ID #049)
To the Stockholders and the Board of Directors of H2B2 Electrolysis Technologies, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of H2B2 Electrolysis Technologies, Inc, and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
The Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1.2 of the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has stated that there is substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company's auditor since 2021.
Austin, TX
July 5, 2023

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$5,044,949	$11,545,081
Accounts receivable, net of allowance for doubtful accounts of $47,758 and $0, respectively	2,099,177	382,698
Inventory	6,175,000	986
Prepaid expenses and other current assets	1,281,268	2,100,391
Grants receivable	742,837	498,308
Contract assets	2,197,730	212,410
Total current assets	17,540,961	14,739,874
Property, plant, and equipment, net	5,148,017	858,149
Operating lease – right of use asset, net	2,235,854	1,553,135
Intangible assets, net	87,301	85,503
Other assets	173,055	210,105
Total assets	$25,185,188	$17,446,766
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$8,484,808	$593,146
Current maturities of long-term debt	10,663	1,946
Current maturities of operating lease liabilities	230,645	106,773
Contract liabilities	1,735,716	257,061
Current provisions	44,378	17,348
Other current liabilities	21,179	3,792
Total current liabilities	10,527,389	980,066
Unearned grants	2,053,159	271,091
Long-term operating lease liabilities	2,111,530	1,489,869
Income taxes payable	1,787,968	1,729,227
Long-term debt, less current maturities	13,796	17,743
Other liabilities	208,912	119,608
Total liabilities	16,702,754	4,607,604
Commitments and contingencies (Note 11)	—	—
Equity
H2B2 Electrolysis Technologies, Inc. Stockholders’ equity:
Common stock, $0.00001 par value per share; 10,346,314 shares authorized, issued 9,708,341 and 9,736,314 outstanding at December 31, 2022 and 2021, respectively	103	103
Treasury stock, at cost, 637,973 and 610,000 shares at December 31, 2022 and 2021, respectively	(7)	(6)
Additional paid-in capital	16,851,455	16,835,962
Accumulated other comprehensive loss	(3,842)	(3,842)
Accumulated deficit	(8,365,275)	(4,068,816)
Total H2B2 Electrolysis Technologies, Inc. Stockholders’ equity	8,482,434	12,763,401
Noncontrolling interests	—	75,761
Total equity	8,482,434	12,839,162
Total liabilities and equity	$25,185,188	$17,446,766
The accompanying notes are an integral part of these consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended December 31, 2022 and 2021
	2022	2021
Product sales	$3,491,673	$961,607
Cost of sales	3,042,412	815,956
Gross profit	449,261	145,651

Operating expenses:
Research and development	1,333,961	588,281
Selling, general and administrative	3,904,132	3,220,510
Depreciation of long-lived assets	88,257	24,178

Income from grants	801,991	242,170

Loss from operations	(4,075,098)	(3,445,148)

Other income (expense):
Other income	411,879	105,979
Interest and other expense, net	(557,112)	(757,444)
Total other expense, net	(145,233)	(651,465)

Loss before tax expense	(4,220,331)	(4,096,613)

Income tax expense	76,128	34,391

Net loss	(4,296,459)	(4,131,004)
Less: Net loss attributable to noncontrolling interests	—	(253)
Net loss attributable to Stockholders’	$(4,296,459)	$(4,130,751)

Net loss per share:
Net loss per share – basic	$(0.44)	$(0.50)
Net loss per share – diluted	$(0.44)	$(0.50)

Weighted average shares outstanding – basic	9,727,939	8,321,904
Weighted average shares outstanding – diluted	9,727,939	8,321,904
The accompanying notes are an integral part of these consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2022 and 2021
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Treasury stock, at cost		Total H2B2 Electrolysis Technologies, Inc. Stockholders’	Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount
January 1, 2021	8,241,050	$82	$7,257,573	$(3,842)	$61,936	(651,929)	$(7)	$7,315,742	$76,017	$7,391,759
Net (loss)	—	—	—	—	(4,130,751)	—	—	(4,130,751)	(253)	(4,131,004)
Issuance of common stock	2,105,264	21	9,579,480	—	—	118,012	—	9,579,501	—	9,579,501
Repurchase of common stock	—	—	(1,091)	—	(1)	(76,083)	1	(1,091)	(3)	(1,094)
December 31, 2021	10,346,314	103	16,835,962	(3,842)	(4,068,816)	(610,000)	(6)	12,763,401	75,761	12,839,162
Net (loss)	—	—	—	—	(4,296,459)	—	—	(4,296,459)	—	(4,296,459)
Repurchase of common stock	—	—	(11,887)	—	—	(27,973)	(1)	(11,888)	—	(11,888)
Purchase of noncontrolling interest	—	—	26,761	—	—	—	—	26,761	(75,761)	(49,000)
Stock-based compensation	—	—	619	—	—	—	—	619	—	619
December 31, 2022	10,346,314	$103	$16,851,455	$(3,842)	$(8,365,275)	(637,973)	$(7)	$8,482,434	$—	$8,482,434
The accompanying notes are an integral part of these consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2022 and 2021
	2022	2021
Operating Activities
Net loss	$(4,296,459)	$(4,131,004)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of long-lived assets	88,256	24,178
Accrued employee benefits and other provisions	129,445	189,620
Noncash lease expense	55,646	—
Stock-based compensation	619	—
Foreign currency loss	526,839	737,442
Loss on disposal of assets	—	65,199
Changes in operating assets and liabilities
Accounts receivable	(1,716,479)	(629,486)
Inventory	(6,174,014)	—
Prepaid expenses and other current assets	(436,610)	—
Grants receivable	(358,173)	—
Contract assets	(1,985,320)	156,581
Accounts payable	7,891,662	(134,651)
Contract liabilities	1,478,655	236,101
Lease liabilities	7,168	—
Income taxes payable	76,128	(1,925,000)
Net cash used in operating activities	(4,712,637)	(5,411,020)
Investing Activities
Payments for assets under construction	(4,612,932)	(846,335)
Purchase of intangible assets	(6,113)	(44,452)
Purchase of property, plant, and equipment	(374,386)	(14,872)
Proceeds from grants for assets under construction	1,895,712	—
Proceeds from deposits and guarantees	1,869,239	(830,911)
Proceeds from other assets	(11,949)	—
Net cash used in investing activities	(1,240,429)	(1,736,570)
Financing Activities
Payments of notes payable	—	(564,174)
Payments of long-term debt	(8,340)	—
Proceeds from issuance of equity securities	—	9,579,501
Acquisition of Treasury Shares	(11,890)	(1,094)
Net cash (used in) provided by financing activities	(20,230)	9,014,233
Effect of exchange rate changes on cash and cash equivalents	(526,836)	(650,253)
(Decrease) increase in cash and cash equivalents	(6,500,132)	1,216,390
Cash and cash equivalents beginning of period	11,545,081	10,328,691
Cash and cash equivalents end of period	$5,044,949	$11,545,081
Supplemental cash flow information:	2022	2021
Cash paid for income taxes	—	$(1,925,000)
Cash paid for interest	—	$(7,145)
Purchase of property and equipment by incurring current liabilities	$268,065	$80,505
Acquisition of non-controlling interest	$49,000	—
Noncash recognition of new lease	$730,333	—
The accompanying notes are an integral part of these consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
1. Nature of Operations
1.1. Description of Business
H2B2 Electrolysis Technologies, Inc (“H2B2,” the “Company,” “we,” “our,” “us”) is an alternative energy technology provider focused on the development, financing, design, integration, construction, operation and maintenance of hydrogen production systems based on Proton exchange membrane (“PEM”) water electrolysis, providing solutions for the generation, compression, storage, marketing and other uses of green hydrogen.
The Company has different locations in the United States, Spain, Uruguay and the United Kingdom.
The Company is comprised of the following wholly owned subsidiaries: H2B2 USA, LLC, H2B2 Electrolysis Technologies, S.L., H2B2 QOF LLC, Green H2 LLC, SoHyCal LLC, H2B2 Corp, S.L., H2B2 O&M, S.L., H2B2 Uruguay and H2B2 UK Limited.
1.2. Going Concern Disclosure
The Company has determined that substantial doubt exists about the Company’s ability to continue as a going concern as a result of continuing operating losses and negative cash flows from operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
The Company is in the development stage and has incurred net losses and negative operating cash flows including a net loss of $ 4,296,459 and cash used in operating activities of $ 4,712,637 for the year ended December 31, 2022. At December 31, 2022, the Company had net working capital of $ 7,013,572 and the Company’s principal source of liquidity consisted of $5,044,949 of cash and cash equivalents which, without additional funding, will not be sufficient to meet the Company’s obligations within the next twelve months from the date of issuance of these consolidated financial statements.
The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management’s plan to mitigate these conditions include raising additional capital, securing grant funding and developing profitable operations through the implementation of its current business initiatives which include the expansion of manufacturing facilities and broadening the Company’s sales pipeline, however, there can be no assurances that the Company will be able to do so.
The Company has historically funded its operations through capital raises from third parties. There can be no assurance that the Company will be successful in obtaining third-party capital raises and funding from grants. If external financing sources are not available or are inadequate to fund operations, or the Company is unable develop profitable operations through implementation of its current business initiatives, the Company will be required to reduce operating costs, which could jeopardize future strategic initiatives and business plans. Due to the uncertainty that exists in management’s plans, substantial doubt remains about the Company’s ability to continue as a going concern.
2. Summary of Significant Accounting Policies and New Accounting Pronouncements
2.1. Principles of Consolidation
The consolidated financial statements have been prepared in U.S dollars and in accordance with accounting principles generally accepted in the United States (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
2.2. Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of long-lived assets, operating leases, stock-based compensation, income taxes and contingencies. We base our estimates and judgments on historical experience and on various other factors and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
2.3. Reclassification of prior year presentation
Certain amounts in the prior year have been reclassified to conform to the presentation adopted in the current year. In the Consolidated Statements of Operations, the Company reclassified $106,915 of cost from Selling, general and administrative to Cost of Sales and $241,170 of grant income from Other income to Income from grants. In the Consolidated Balance Sheets $498,308 was reclassified from Accounts receivable ($271,091) and Prepaid expenses and other current assets ($227,217) to Grants receivable. Total Equity and Net Loss are unchanged due to these reclassifications.
2.4. Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents, as well as cash and bank accounts. As of December 31, 2022 and 2021 cash equivalents consist of money market accounts. The Company’s cash and cash equivalents are deposited with financial institutions located in the U.S. and Spain.
2.5. Accounts Receivable
Accounts receivable are customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed or billable to customers and are ordinarily due between 30 and 60 days after the issuance of the invoice. Management reviews accounts receivable on a periodic basis to determine if any receivables may become uncollectible. Receivables are reserved or written off based on individual credit evaluation and specific circumstances of the customer. The allowance for doubtful accounts and related receivable is reduced when the amount is deemed uncollectible. The Company does not charge interest on past due receivables.
As of December 31, 2022, the allowance for doubtful accounts was $47,758. There was no allowance for doubtful accounts recognized as of December 31, 2021.
2.6. Inventories
Inventory primarily relates to purchased raw materials and components used in the manufacturing of our products, such as stacks and other related materials, which is valued at the lower of cost or net realizable value and accounted for on a first-in, first-out basis.
2.7. Property, Plant and Equipment
Property, plant and equipment (“PP&E”) is recorded at historical cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are expensed as costs as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company records depreciation over the following estimated useful lives:
Machinery and equipment	4 years
Computer hardware	4 years
Furniture & Other Fixtures	4 - 10 years
Assets under construction
Development and construction of our facilities are carried out in stages. We expense project costs during early-stage development activities. Once we achieve certain development milestones and it is probable that we can obtain future economic benefits from a project, we capitalize salaries and wages for persons directly involved in the project, as well as engineering cost, permits, licenses, and other directly related costs. We periodically review development projects in construction for any indications of impairment.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
2.8. Intangible Assets
Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. Intangible assets consist of acquired technology, patents, licenses and similar rights. The useful lives of these intangible assets are assessed as finite. Intangible assets are amortized on a straight-line basis over the following useful economic lives.
Technology	3 - 6 years
Patents, licenses and similar rights	20 years
2.9. Leases
The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right of use asset and a lease liability at the lease commencement date.
The Company is a lessee in two noncancelable operating leases; the first is associated with a facility in Seville (Spain) where we develop our current products, and the second is associated with land in California (U.S.) where an additional facility is currently being constructed.
Key estimates and judgments used by management include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) the lease term and (3) the lease payments.
•
Accounting Standards Codification (ASC) Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Company cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Company uses its incremental borrowing rate as the discount rate for the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

•
The lease term for the Company’s leases includes the noncancelable period of the lease, plus any additional periods covered by either a Company’s option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

•
Lease payments included in the measurement of the lease liability comprise fixed payments, and the exercise price of Company’s option to purchase the underlying asset if the Company is reasonably certain to exercise the option.

The cost of the right of use asset consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The right of use asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s leases do not contain variable lease payments.
The Company monitors for events or changes in circumstances that require a reassessment of its leases. When a reassessment results in the remeasurement of the lease liability, a corresponding adjustment is made to the carrying amount of the associated right of use asset.
The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.
2.10. Impairment of Long-Lived Assets
Long-lived assets, such as property, plant, and equipment, right of use assets, and finite-lived intangible assets, are reviewed for potential impairment whenever events or changes in circumstances indicate that the

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to it carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, and length of service the asset will be used in the Company’s operations; and (iii) estimated residual values. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
There was no impairment recognized for long-lived assets during the years ended December 31, 2022 and 2021.
2.11. Revenue Recognition
Revenue is recognized when a customer obtains control of promised goods or services at a point in time and over time. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services.
The Company enters into contracts that involve the development, manufacturing, and sale of electrolyzers. The Company's customers primarily consist of industrial companies that require hydrogen and oxygen gas for their operations. The Company sells its electrolyzers directly to these customers.
The Company does not include a right of return on its products other than rights related to standard warranty provisions that permit repair or replacement of defective goods. The Company accrues for anticipated standard warranty costs at the same time that revenue is recognized for the related product, or when circumstances indicate that warranty costs will be incurred, as applicable.
Revenue is measured based on the transaction price specified in a contract with a customer, subject to the allocation of the transaction price to distinct performance obligations as discussed below. The Company recognizes revenue when it satisfies a performance obligation by transferring a product or service to a customer.
Promises to the customer are separated into performance obligations and are accounted for separately if they are (1) capable of being distinct and (2) distinct in the context of the contract. The Company considers a performance obligation to be distinct if the customer can benefit from the good or service either on its own or together with other resources readily available to the customer and the Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract. The Company allocates revenue to each distinct performance obligation based on relative standalone selling prices.
Payment terms on electrolyzer systems are typically based on achievement of milestones over the term of the contract with the customer. The Company does not adjust the transaction price for a significant financing component when the performance obligation is expected to be fulfilled within a year.
Nature of goods and services
The following is a description of principal activities from which the Company generates its revenue.
(i) Sale of Electrolyzer Systems
Revenue from sales of electrolyzer systems represents sales of products used to generate hydrogen for various applications including mobility, power-to-gas, and other uses.
The Company classifies the development, manufacturing, and sale of electrolyzers as a single performance obligation, which is recognized over time as the performance obligation is satisfied. The Company recognizes revenue over time when contract performance results in the creation of a product for which we do not have an alternative use and the contract includes an enforceable right to payment in an amount that corresponds directly with the value of the performance completed. In these instances, the Company uses an input measure of progress

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
(cost-to-total cost), which best reflects the transfer of control to our customers, to determine the amount of revenue to recognize during each reporting period based on the costs incurred to satisfy the performance obligation.
As of December 31, 2022 and 2021, revenue from the sale of electrolyzer systems amounted to $3,491,673 and $961,607, respectively.
Contracts assets and contract liabilities
The timing of when the Company bills their customers is generally dependent upon agreed-upon contractual terms, which may include milestone billings based on the completion of certain phases of the work, or when services are provided. When billings occur subsequent to revenue recognition, this results in unbilled revenue, which is recognized as a contract asset. Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time is classified as accounts receivable. Retainage subject to conditions other than the passage of time does not meet the definition of a receivable and is therefore included in contract assets, as determined on a contract-by-contract basis. Additionally, the Company may receive advances or deposits from customers before revenue is recognized, resulting in deferred revenue, which is included in contract liabilities.
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:
	December 31, 2022	December 31, 2021
Accounts receivable	$2,099,177	$382,698
Contract assets	2,197,730	212,410
Contract liabilities	(1,735,716)	(257,061)
Net contract assets	$2,561,191	$338,047
Changes in the contract assets and the contract liabilities balances during the period are as follows:
Contract assets	Year ended December 31, 2022	Year ended December 31, 2021
Transferred to receivables	$(212,410)	$ (368,991)
Revenue recognized and not billed	2,197,730	212,410
Net change in contract assets	$1,985,320	$(156,581)
Contract liabilities	Year ended December 31, 2022	Year ended December 31, 2021
Advanced billings	$1,735,716	$257,061
Revenue recognized during the period	(257,061)	(16,102)
Net change in contract liabilities	$1,478,655	$240,959
2.12. Research and Development
Costs related to research and development activities by the Company are expensed when incurred and are included in operating expenses.
2.13. Government Grants
Our subsidiary, H2B2 Electrolysis Technologies, S.L., records government grants related to research and development activities, and our subsidiary, H2B2 USA LLC, records government grants related to the construction and development of a hydrogen facility in California.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
Grants not recorded until there is reasonable assurance that the subsidiary will comply with the conditions attached to them and that the grants will be received. Receipt of a grant does not in itself provide conclusive evidence that the conditions attached to the grant have been or will be fulfilled.
Government grants are recognized in the consolidated statement of operations on a systematic basis over the periods in which we recognize as expenses the related costs for which the grants are intended to compensate. For grants related to operating costs, amounts receivable are recognized as an income in the period in which we incur the expenses. For grants related to depreciable assets, amounts received are recorded as an operating income over the asset’s useful life as the depreciation expense is recognized.
Unearned Grants consist of grants received in advance to the related costs for which they are intended to compensate are expensed.
2.14. Income Taxes
The Company accounts for income taxes and related accounts under the asset and liability method. Under the asset and liability approach, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. Significant judgment is required in determining income tax provisions and evaluating tax positions. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.
Positions taken or expected to be taken on tax returns, including the decision to exclude certain income or transactions from a return, are recognized in the consolidated financial statements when it is more likely than not the tax position can be sustained based solely on the technical merits of the position. The amount of a tax return position that is not recognized in the consolidated financial statements is disclosed as an unrecognized tax benefit. Changes in assumptions on tax benefits may also impact interest expense or interest income and may result in the recognition of tax penalties.
Uncertain tax positions have been classified as non-current unless expected to be paid within one year. We net our liability for uncertain tax positions against all deferred tax assets, net operating losses and tax credit carryforwards in the same jurisdiction. Our policy is to recognize interest and penalties on uncertain tax positions as a component of income tax expense in the consolidated statements of income.
The Company files tax returns in the United States for both federal and state taxes and in Spain. There are currently no pending income tax examinations. H2B2's tax years for 2019 and forward are subject to examination by the United States federal and state tax authorities. In Spain, the Company is also subject to examination for tax years 2018 and forward. Additionally, the Spanish Tax Authorities can review the correctness of net operating losses for ten years after the filing of the return.
2.15. Foreign Currency Transactions
The reporting currency is the U.S. dollar. The Company has designated the U.S. dollar as the functional currency of H2B2’s legal entities. Transaction gains and losses resulting from the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the Company’s operations give rise to realized foreign currency transaction gains and losses. Foreign currency transaction gains and losses are reported in the consolidated statement of operations in interest and other expenses, net. Foreign currency transaction losses were $528,760 and $737,442 for the years ending December 31, 2022, and 2021, respectively.
2.16. Stock-Based Compensation
The Company maintains employee stock-based compensation plans which are described more fully in note 9. Stock-based compensation represents the cost related to stock-based awards granted to employees and

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
Directors. The Company measures stock-based compensation cost at the grant-date, based on the fair value of the award, and recognizes the cost as expense using the straight-line attribution method over the award's requisite service period for plans with only service conditions. Forfeitures are recognized as they occur.
The Company estimates the fair value of stock-based awards using a Black-Scholes valuation model. Stock-based compensation expense is recorded in selling, general and administrative expenses in the consolidated statements of operations based on the employees’ respective function.
2.17. Contingencies
Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Company management and its legal counsel assess such contingent liabilities, and such assessment inherently involves the exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed. The Company does not include legal costs in its estimates of amounts to accrue.
2.18. Fair Value Measurements
Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using a three-tier hierarchy: (i) Level 1, defined as observable inputs, such as quoted prices in active markets; (ii) Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and (iii) Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short maturity of these instruments.
2.19. Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (ASC Topic 326) requiring initial recognition of credit losses, as well as any subsequent change in the estimate, when it is probable that a loss has been incurred. The standard eliminates the threshold for initial recognition in current U.S. GAAP and it covers a broad range of financial instruments, including trade and other receivables at each reporting date. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets. The standard is effective for the Company beginning January 1, 2023. The adoption of this guidance is not expected to have a material effect on our consolidated financial statements.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
3. Property, Plant and Equipment
Property, plant and equipment as of December 31, 2022 and 2021 consists of the following:
	2022	2021
Assets under construction	$4,852,667	$846,335
Machinery and equipment	357,142	23,923
Computer hardware	83,919	45,967
Furniture and other fixtures	2,038	5,730
Property, plant, and equipment	5,295,766	921,955
Less accumulated depreciation	(147,749)	(63,806)
Property, plant, and equipment, net	$5,148,017	$858,149
Assets under construction
Assets under construction pertain to the construction of SoHyCal, a hydrogen facility in California. The construction of the facility is partially financed by grants received from the CEC. Refer to note 7 for further details.
Depreciation expense for 2022 and 2021 was $83,943 and $21,603, respectively.
4. Intangible Assets
Intangible assets as of December 31, 2022 and 2021 consist of the following:
	2022	2021
Technology	$21,776	$21,776
Patents and other intangible assets	97,729	91,617
Intangible assets	119,505	113,393
Less accumulated amortization	(32,204)	(27,890)
Intangible assets, net	$87,301	$85,503
	Weighted-average amortization period (Years)
	2022	2021
Technology	3	3
Patents and other intangible assets	20	20
Amortization expense for 2022 and 2021 was $4,314 and $2,575, respectively. Amortization expense for intangible assets held as of December 31, 2022 will be $2,773 for 2023, and $11,093 for each of the years 2024 – 2027.
5. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets as of December 31, 2022, and 2021 are summarized as follows:
	2022	2021
Prepayments to suppliers	$899,161	$—
Deposits and project guarantees	—	1,869,239
VAT receivables	371,315	222,695
Other current assets	10,792	8,457
Prepaid expenses and other current assets	$1,281,268	$2,100,391

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
6. Accounts Payable and other payables
Accounts payable as of December 31, 2022, and 2021 consist of the following:
	2022	2021
Accrued employee benefits	$221,827	$133,541
Accounts payable	8,019,474	315,320
Other taxes	243,507	144,285
Accounts payable and other payables	$8,484,808	$593,146
7. Government grants
The nature and extent of the grants received are as follows:
•
Grants for research and development activities, which include the development of seasonal storage of renewable energy with green hydrogen integrated in an intelligent network, research on hybrid storage technologies and predictive models to transform industries into delocalized points of renewable energy management, and research on new materials, technologies and processes for the generation, storage, transport, and integration of renewable hydrogen and biomethane from biowaste. The grant is for a period of four years, beginning in 2021 and expiring in December 2024.

•	Grants from the CEC for the development and construction of the hydrogen facility, SoHyCal (refer to note 3). The grant is for a maximum amount of $3,965,000.
We are required to comply with certain terms and conditions applicable to each grant and, if a disqualifying event should occur as specified in the grant’s terms and conditions, we are required to repay the grant funds to the grantor. We believe we are in compliance with each grant’s terms and conditions as of December 31, 2022 and 2021.
The amount recognized in the consolidated statement of operations during the years ended December 31, 2022 and 2021 was $802,032 and $242,170, respectively, and corresponds in entirety to research and development grants in Spain.
The changes in government grants recorded in unearned grants for the years ended December 31, 2022 and 2021 correspond to the amounts received or pending to receive from the CEC and consisted of:
Unearned grants
January 1, 2021	$—
Additions	271,091
Disposals	—
Recognized in income	—
December 31, 2021	271,091
Additions	1,782,068
Disposals	—
Recognized in income	—
December 31, 2022	$2,053,159
Grants receivable
The grants receivable balance corresponds to the amounts outstanding from the time the eligible expenses are incurred until the grantor disburses those grants.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
The amounts pending to be received from grants are reported in the consolidated balance sheet in grants receivable and consist of the following:
	2022	2021
Grants in Spain	$585,390	$227,217
Grants in U.S.	157,447	271,091
Grant receivable	$742,837	$498,308
8. Income Taxes
The following table summarizes our loss before tax expense:
	Years ended December 31
	2022	2021
Domestic	$(2,236,426)	$(1,823,321)
Foreign	(1,983,905)	(2,273,292)
Loss before tax expense	$(4,220,331)	$(4,096,613)
The provision for income taxes consisted of the following:
	Years ended December 31
	2022	2021
Domestic	$74,196	$33,240
State	1,932	800
Foreign	—	—
Total current taxes	76,128	34,040
Domestic	—	263
State	—	88
Foreign	—	—
Total deferred taxes	—	351
Total income tax expense	$76,128	$34,391
The reconciliation between the Company’s effective tax rate and the statutory tax rate is as follows:
	Years ended December 31
	2022		2021
U.S. Statutory tax rate	$(886,270)	21.0%	$(860,215)	21.0%
State income taxes, less federal income tax benefits	(155,230)	3.7%	719	0.0%
Uncertain tax positions	58,741	(1.4)%	33,241	(0.8)%
Foreign rate differential	(75,779)	1.8%	(87,407)	2.1%
R&D credit	(100,939)	2.4%	—	0.0.%
Change in valuation allowance	1,102,817	(26.1)%	929,548	(22.7)%
Other	132,788	(3.1)%	18,505	(0.5)%
Total	$76,128		$34,391
Effective tax rate	%	(1.8)%	%	(0.8)%

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of certain assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows:
	Years ended December 31
	2022	2021
Tax loss carryforwards	$2,545,115	$2,153,239
Research and development expenditures	169,009	268,234
Unrealized gain/loss	294,001	106,288
All other assets	690,475	68,021
Total deferred tax assets	$3,698,600	2,595,782
Valuation allowances	(3,698,600)	(2,595,782)
Total net deferred tax assets	$—	$—
The deferred tax assets have been offset by a full valuation allowance because, in management's judgment, it is more likely than not that the tax benefits of the net operating loss carryforwards and other deferred tax assets will not be realized due to cumulative losses.
As of December 31, 2022 the Company had U.S. federal and state net operating loss carryforwards of $790,668 and $821,074, respectively, which may be available to offset future taxable income. The federal net operating loss can be carried forward indefinitely and the state net operating losses begin to expire in 2041. As of December 31, 2022, the Company also had foreign net operating loss carryforwards of $8,914,282 which carries forward indefinitely. In Spain, the Company had research and development tax credit carryforwards of $100,939, which may be available to offset future tax liabilities and can be carried forward indefinitely. The Company did not have any deferred tax liability as of December 31, 2022 and 2021.
The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2022, and 2021, the federal and state accrued interest and penalties related to uncertain tax positions is $298,572 and $239,830, respectively. In connection with certain federal and state tax matters, the Company has recorded a long-term liability in the amount of $1,787,968 as income taxes payable in the consolidated balance sheet. The Company files tax returns in the United States and various state jurisdictions and Spain. There are currently no pending income tax examinations. The Company's tax years for 2019 and forward are subject to examination by the United States federal and state tax authorities. For Spain, the Company's is also subject to examination for tax years 2019 and forward. Additionally, the Spanish Tax Authorities can review the correctness of the NOL for ten years after the filing of the return.
Unrecognized Tax Benefits
	Years ended December 31
	2022	2021
Beginning balance	$1,489,396	$1,056,236
Increase due to current year tax positions	—	—
Increase due to prior year tax positions	—	433,160
Ending balance	$1,489,396	$1,489,396

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
9. Stock-Based Compensation
The Company granted two stock-based compensation plans (“stock-option plan” or “SOP”) in December 2022 to its Chairman of the Board.
	SOP 1	SOP 2
Granted shares	68,966	18,750

Vesting conditions	None	Service and performance condition

Vesting period	At grant date	Ratably over 5 years

Classification	Equity	Equity
The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility because the Company’s stock options have characteristics different, and because changes in the subjective input assumptions can materially affect the fair value estimate.
We used the assumptions in the table below:
	SOP 1	SOP 2
Expected term of options (years)	2	5
Risk free interest rate (%)	4.23	3.50
Volatility (%)	25	30
Strike Price ($)	29	0.0001
Fair value ($)	0.000001	6.03
There was no expected dividend yield considered within the valuation of the Stock Options granted. The expected term is based on the Company’s best estimate considering the service period and the grantee level within the Company. The interest rate used in the valuation is the Overnight Index Swap (OIS) interest rate curve as of December 21, 2022, considering the expected term of each plan. The estimated stock price volatility is derived from the historical volatility of an appropriate group of peer entities considering a time-horizon equal to the expected terms, which represents the Company’s best estimate of expected volatility.
The following table reflects the Stock Option activity for the year ended December 31, 2022:
SOP 1	Shares	Exercise Price	Remaining Contractual Life
Outstanding at December 31, 2021	—	—
Granted	68,966	29
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2022	68,966	29	2 years
Exercisable at December 31, 2022	68,966	29	2 years

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
SOP 2	Shares	Exercise Price	Remaining Contractual Life
Outstanding at December 31, 2021	—	—
Granted	18,750	0.0001
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2022	18,750	0.0001	5 years
Exercisable at December 31, 2022	—	—	—
The Company’s stock option compensation expense was $619 and $0 for the years ended December 31, 2022 and 2021, respectively. There were $112,444 of total unrecognized compensation costs related to outstanding stock options as of December 31, 2022 which will be recognized over 5 years. The total intrinsic value of options outstanding for SOP 1 and SOP 2 was $113,063 and $0.01, respectively, as of December 31, 2022. The number of stock options vested and unvested as of December 31, 2022 were 68,966 and 18,750, respectively.
During 2021, the Company executed stock-based compensation awards to nine of the Company’s executives. The awards entitle the executives to purchase up to 555,000 shares for a purchase price of $1.00 per employee award. The award become fully vested between January 1, 2026, and March 31, 2026, upon satisfaction of both of the following performance conditions:
•	The Company’s stock is publicly traded prior to January 1, 2026
•	The executive maintains employment with the Company until March 31, 2026
In the event the conditions are not met, the awards shall be terminated on December 31, 2025 and the executives shall be entitled to receive a cash bonus of 30% of their gross salary as of December 31, 2025.
As of December 31, 2022, and 2021, the Company determined that the performance conditions are not probable. Therefore, the Company has recorded a liability associated with the cash bonus component of the awards. The accrued liability amounts to $ 72,745 and $ 35,767 as of December 31, 2022, and 2021, respectively recorded in Non-current Other liabilities.
10. Leases
As of December 31, 2022, the Company had operating leases primarily associated with lands for a facility under construction in California and a facility in Seville, Spain. These leases expire in 2041 and 2043 (U.S.) and 2027 (Spain), respectively.
We recorded total operating lease expense for the fiscal years ended December 31, 2022 and 2021 of $163,646 and $108,186, respectively, which is classified within Selling, general and administrative expenses within the Consolidated Statements of Operations. Operating lease expense includes short-term leases which are immaterial. There has been no cost to obtain leases capitalized on the Consolidated Balance Sheets as of December 31, 2022 and 2021. We have lease agreements with lease and non-lease components, and account for lease components and associated non-lease components separate, for all classes of underlying assets.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
The following table summarizes the maturities of lease commitments as of December 31, 2022:
Operating Leases
2023	$290,645
2024	344,984
2025	346,020
2026	347,087
2027	331,314
Thereafter	2,287,624
Total future minimum lease payments	3,947,674
Less imputed lease interest	(1,605,499)
Total lease liabilities	$2,342,175
Other information related to the operating leases are presented in the following table:
	Year ended December 31, 2022	Year ended December 31, 2021
Cash payments	$108,000	$63,000
Weighted average remaining lease term (years)	15.06	20
Weighted average discount rate	7.81%	7.00%
Noncash lease amount	55,646	—
11. Commitments and Contingencies
11.1 Litigation
Legal matters are innate in the ordinary course of business. Liabilities for loss contingencies from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
11.2 Concentrations of risks
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable.
The Company maintains its cash in banks in Spain and in the U.S. The Company has not experienced any losses in such accounts from inception through December 31, 2022.
The Company continually assesses the financial strength of its customers. For the year ended December 31, 2022, one customer accounted for 94% of total product sales. For the year ended December 31, 2021, product sales from two customers accounted for 49% and 45% of total product sales. At December 31, 2022, accounts receivable from four customers accounted for 43%, 21%, 16% and 16% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance. At December 31, 2021, accounts receivable from two customers accounted for 80% and 12% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance.
12. Related Parties
The Company entered into a $49,000 promissory note with a related party in 2020 that was outstanding as of December 31, 2021 and liquidated in 2022. This amount was recorded against the non-controlling interests held by that related party.
13. Loss per Share
Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the periods presented. Diluted net loss per common share is computed using

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
the weighted average number of common stock outstanding for the period, and, if dilutive, potential common stock outstanding during the period. Potential common stock consists of the incremental shares of common stock issuable upon the exercise of stock options. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.
Options to purchase 87,716 shares of common stock were outstanding at December 31, 2022. No options were outstanding at December 31, 2021. These shares were not included in the computation of diluted loss per share for the years ended December 31, 2022 because the effects would have been anti-dilutive. These options may dilute future earnings per share.
The calculations of basic and diluted loss per share attributable to H2B2 for the years ended December 31, 2022, and 2021, respectively, consisted of:
For the year ended December 31,	2022	2021
Net (loss) attributable to Stockholders’ of the parent	$(4,296,459)	$(4,130,751)
Total weighted average shares outstanding	9,727,939	8,321,904
Net loss per share (basic and diluted)	$(0.44)	$(0.50)
14. Segment Reporting
We operate in a single segment and that is the sale of electrolyzers, including the design, engineering, manufacturing, integration, financing and operating and maintenance expenses for green hydrogen facilities. We have identified the Chief Executive Officer as the chief operating decision maker (CODM), and all significant operating decisions are based on one-segment basis.
The following table sets forth product sales and long-lived assets (includes property and equipment, net and operating lease assets) by geographic area, based on customer location, for each of the past two years:
	Product sales		Long-lived assets
Region	2022	2021	2022	2021
North America	$—	$—	$6,361,086	$2,411,284
LATAM(1)	3,275,038	436,124	—	—
Europe	216,635	525,483	1,110,086	85,503
Total	$3,491,673	$961,607	$7,471,172	$2,496,787
(1)	LATAM comprises Central America, South America, and Mexico.
15. Subsequent events
The Company evaluates subsequent events at the date of the consolidated balance sheet as well as conditions that arise after the consolidated balance sheet date but before the consolidated financial statements are issued. The effects of conditions that existed at the consolidated balance sheet date are recognized in the consolidated financial statements. Events and conditions arising after the consolidated balance sheet date but before the consolidated financial statements are issued are evaluated to determine if disclosure is required.
The date through which subsequent events have been evaluated is the date the consolidated financial statements were available to be issued, i.e., July 5, 2023.
During 2022, the European Commission approved, under EU state aid rules, an Important Project of Common European Interest (“IPCEI”) to support R&D and early industrial deployment, in the hydrogen technology value chain. H2B2 participated in the project and in January 2023, the Company was awarded €25,000,000. The funds are available for the purposes of furthering the Company's technological and research and development advancement and to fund the construction of new manufacturing plants. Upon the satisfaction of certain conditions, the Company is permitted to request an advance of up to €12,500,000 which would be received during the third quarter of 2023.

H2B2 ELECTROLYSIS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021
On February 2023, the Company signed an addendum to the lease agreement for one of the California lands, which involves an adjustment of the remaining rents. The Company has recorded on February 2023 a reduction of $212,834 adjustment in the right-of-use and lease liabilities related to that lease.
On May 9, 2023, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with RMG Acquisition Corp. III (“RMG III”), a publicly traded special purpose acquisition company. Under the terms of the Merger Agreement, the Company and RMG would be become a combined entity, with H2B2’s existing equity holders continuing to hold substantially all of their equity in the combined public company. We expect the merger agreement to be consummated in the third quarter of 2023.
On May 30, 2023, the Company purchased 193,333 shares of its common stock from an existing stockholder for 14,500,000 Euro. The agreement includes an option for the Company to purchase an additional 73,334 shares for €5,500,000 on, or before, July 31, 2023. To fund the purchase, the Company executed a loan agreement in the amount of €14,500,000. The loan bears an interest rate of 10% paid-in-kind (PIK) per annum. Unpaid principal and interest amounts are due at maturity on May 30, 2026. According to the agreement, if the Company were to close a capital transaction of more than €40,000,000 and/or were to generate free cash flow in excess of €10,000,000 in any quarterly period, the excess amount must be used for early repayments of the loan. The Company incurred debt issuance costs of €435,000 in connection with the loan agreement.
To expand the Company’s operations and presence in the Mexican and Asian markets, the Company entered into and invested in two joint ventures, and GreenH Electrolysis Private Limited with Castlegreen Energy Private Limited (located in India) and H2V2 de Mexico SA with HVMX de México S.A. (located in Mexico) for $106,576 and $20,000, respectively during the first quarter of 2023. The joint ventures became operational as of March 15, 2023 and March 30, 2023, and respectively.

RMG ACQUISITION CORP. III
CONDENSED BALANCE SHEETS
	September 30, 2023	December 31, 2022
	Unaudited
Assets:
Current assets:
Cash	$310,838	$22,339
Prepaid expenses	51,374	50,892
Total current assets	362,212	73,231

Cash and investments held in Trust Account	6,655,195	487,268,822
Total Assets	$7,017,407	$487,342,053

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$33,367	$153,571
Accrued expenses	7,600,457	899,845
Accrued expenses - related party	240,000	120,000
Total current liabilities	7,873,824	1,173,416

Deferred legal fees	250,000	250,000
Deferred underwriting commissions	6,762,000	16,905,000
Convertible working capital loan - related party	850,000	500,000
Derivative warrant liabilities	2,323,923	536,300
Total liabilities	18,059,747	19,364,716

Commitments and Contingencies
Class A ordinary shares; 635,778 and 48,300,000 shares subject to possible redemption at $10.00 and $10.09 per share at September 30, 2023 and December 31, 2022, respectively	6,357,780	487,168,822

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at September 30, 2023 and December 31, 2022, respectively	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized at September 30, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 12,075,000 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	1,208	1,208
Additional paid-in capital	9,585,984	—
Accumulated deficit	(26,987,312)	(19,192,693)
Total shareholders’ deficit	(17,400,120)	(19,191,485)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$7,017,407	$487,342,053
The accompanying notes are an integral part of these unaudited condensed financial statements.

RMG ACQUISITION CORP. III
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$1,455,011	$293,696	$7,993,065	$1,408,870
Loss from operations	(1,455,011)	(293,696)	(7,993,065)	(1,408,870)

Other (expense) income:
Change in fair value of derivative liabilities	(355,739)	(697,008)	(1,787,623)	12,181,745
Reduction in deferred underwriter commissions	—	—	440,592	—
Interest income - bank	1,048	—	1,330	—
Interest expense	—	(2,468)	—	(6,614)
Investment income earned on cash and investments held in Trust Account	63,138	2,179,997	1,562,977	2,880,650
Total other (expense) income, net	(291,553)	1,480,521	217,276	15,055,781
Net (loss) income	$(1,746,564)	$1,186,825	$(7,775,789)	$13,646,911

Weighted average Class A ordinary shares, basic and diluted	743,298	48,300,000	2,768,541	48,300,000
Basic and diluted net (loss) income per ordinary share, Class A	$(0.14)	$0.02	$(0.52)	$0.23

Weighted average Class B ordinary shares, basic and diluted	12,075,000	12,075,000	12,075,000	12,075,000
Basic and diluted net (loss) income per ordinary share, Class B	$(0.14)	$0.02	$(0.52)	$0.23
The accompanying notes are an integral part of these unaudited condensed financial statements.

RMG ACQUISITION CORP. III
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2022	—	$—	12,075,000	$1,208	$—	$(19,192,693)	$(19,191,485)
Remeasurement adjustment of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(1,417,859)	(1,417,859)
Net loss	—	—	—	—	—	(2,780,733)	(2,780,733)
Balance - March 31, 2023	—	$—	12,075,000	$1,208	$—	$(23,391,285)	$(23,390,077)
Reduction in deferred underwriting commissions	—	—	—	—	9,702,408	—	9,702,408
Remeasurement adjustment of Class A ordinary shares subject to possible redemption	—	—	—	—	—	1,399,029	1,399,029
Net loss	—	—	—	—	—	(3,248,492)	(3,248,492)
Balance – June 30, 2023	—	$—	12,075,000	$1,208	$9,702,408	$(25,240,748)	$(15,537,132)
Remeasurement adjustment of Class A ordinary shares subject to possible redemption	—	—	—	—	(116,424)	—	(116,424)
Net loss	—	—	—	—	—	(1,746,564)	(1,746,564)
Balance - September 30, 2023	—	$—	12,075,000	$1,208	$9,585,984	$(26,987,312)	$(17,400,120)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2021	—	$—	12,075,000	$1,208	$—	$(30,899,948)	$(30,898,740)
Net income	—	—	—	—	—	5,775,190	5,775,190
Balance - March 31, 2022 (unaudited)	—	$—	$12,075,000	$1,208	$—	$(25,124,758)	$(25,123,550)
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(585,955)	(585,955)
Net income	—	—	—	—	—	6,684,896	6,684,896
Balance - June 30, 2022 (unaudited)	—	$—	$12,075,000	$1,208	$—	$(19,025,817)	$(19,024,609)
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(2,179,997)	(2,179,997)
Net income	—	—	—	—	—	1,186,825	1,186,825
Balance - September 30, 2022 (unaudited)	—	$—	$12,075,000	$1,208	$—	$(20,018,989)	$(20,017,781)
The accompanying notes are an integral part of these unaudited condensed financial statements.

RMG ACQUISITION CORP. III
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
	For the Nine Months Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(7,775,789)	$13,646,911
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative liabilities	1,787,623	(12,181,745)
Interest expense	—	6,614
Investment income earned on cash and investments held in Trust Account	(1,562,977)	(2,880,650)
Reduction in deferred underwriting commissions	(440,592)	—
Changes in operating assets and liabilities:
Prepaid expenses	(482)	400,249
Accounts payable	(120,204)	62,745
Accrued expenses - related party	120,000	60,000
Accrued expenses	6,700,612	351,153
Net cash used in operating activities	(1,291,809)	(534,723)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for working capital purposes	1,230,308	27,010
Cash withdrawn from Trust Account in connection with redemption	480,946,296	—
Net cash provided by investing activities	482,176,604	27,010

Cash Flows from Financing Activities:
Proceeds from convertible promissory note - related party	350,000	500,000
Redemption of common stock	(480,946,296)	—
Net cash (used in) provided by financing activities	(480,596,296)	500,000

Net increase (decrease) in cash	288,499	(7,713)
Cash - beginning of the period	22,339	93,599
Cash - end of the period	$310,838	$85,886

Supplemental disclosure of noncash investing and financing activities:
Increase in value of Class A common stock subject to possible redemption	$135,254	$2,765,952
Reduction in deferred underwriting fee payable	$9,702,408	$—
The accompanying notes are an integral part of these unaudited condensed financial statements.

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 1-Description of Organization and Business Operations
RMG Acquisition Corp. III (the “Company”) is a blank check company, also referred to as a special purpose acquisition company, incorporated as a Cayman Islands exempted company on December 23, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).
As of September 30, 2023, the Company had not yet commenced operations. All activity for the period from December 23, 2020 (inception) through September 30, 2023 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), and identifying a target company for an initial Business Combination, which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is RMG Sponsor III, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 4, 2021. On February 9, 2021, the Company consummated its Initial Public Offering of 48,300,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 6,300,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $483.0 million, and incurring offering costs of approximately $27.1 million, of which approximately $16.9 million was for deferred underwriting commissions and $250,000 was for deferred legal fees (Note 7).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 8,216,330 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $12.3 million (Note 5).
Upon the closing of the Initial Public Offering and the Private Placement, $483.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and have been invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, expenses relating to the administration of the

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Trust Account and withdrawals for working capital). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
On January 11, 2023, the Company held an extraordinary general meeting of shareholders for the purpose of approving an amendment to the amended and restated memorandum and articles of association to extend the date by which the Company must complete a Business Combination from February 9, 2023, to May 9, 2023 (the “Extended Date”), and to allow the Company, without another shareholder vote, to elect to further extend the date to consummate a Business Combination up to three times by an additional month each time after the Extended Date, upon two days’ advance notice prior to the applicable deadline, for a total of up to six months, to August 9, 2023, if the Company had entered into a definitive business combination agreement (the “First Extension”). In connection with the First Extension, holders of 47,381,598 Class A ordinary shares elected to redeem their Class A ordinary shares for an aggregate of approximately $478 million in cash.
On August 4, 2023, the Company held an extraordinary general meeting for the purpose of approving an amendment and restatement of the amended and restated memorandum and articles of association to extend the date by which the Company must complete a Business Combination from August 9, 2023 to February 9, 2024 (the “Second Extension”). In addition, the shareholders approved the proposal to amend and restate the Company’s charter to eliminate the limitation that the Company shall not redeem public shares to the extent that

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
such redemptions would cause the Company’s net tangible assets to be less than $5,000,001 following such redemptions. In connection with the Second Extension, holders of 282,624 Class A ordinary shares elected to redeem their Class A ordinary shares for an aggregate of approximately $3 million in cash.
If the Company is unable to complete a Business Combination by February 9, 2024, (the “Combination Period”), the Company will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable, expenses relating to the administration of the Trust Account and limited withdrawals for working capital), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, expenses relating to the administration of the Trust Account and limited withdrawals for working capital, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
On June 20, 2023, the Company received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “Market Value Standard”). The Staff also noted that the Company does not meet the requirements under Nasdaq Listing Rules 5550(b)(1) (Equity Standard) and 5550(b)(3) (Net Income Standard). The Notice does not impact the listing of the Company’s Class A ordinary shares par value $0.0001 per share (“Class A ordinary shares”), on the Nasdaq Capital Market at this time. The Notice provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(C) (the “Compliance Period Rule”), the Company has a period of 180 calendar days from the date of the Notice, or until December 18, 2023 (the “Compliance Date”), to regain

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
compliance with the Market Value Standard. During this period, Class A ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before the Compliance Date the Company’s MVLS closes at or above $35 million for a minimum of 10 consecutive business days as required under the Compliance Period Rule, the Staff will provide written notification to the Company that it has regained compliance with the Market Value Standard and will close the matter (unless the Staff exercises its discretion to extend this 10 business day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H)). If the Company does not regain compliance with the Market Value Standard by the Compliance Date, the Staff will provide a written notification to the Company that Class A ordinary shares will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Hearings Panel (the “Panel”). However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the Panel, such appeal would be successful. The Company intends to monitor its MVLS between now and the Compliance Date, and may, if appropriate, evaluate available options to resolve the deficiency under the Market Value Standard and regain compliance with the Market Value Standard. The Company may also try to comply with another Nasdaq listing criteria, such as the one under Nasdaq Listing Rule 5550(b)(1) (Equity Standard). However, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing criteria.
Going Concern
As of September 30, 2023, the Company had approximately $311,000 in its operating bank account and a working capital deficit of approximately $7.5 million. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited condensed financial statements are issued.
The Company’s liquidity needs to date have been satisfied through a payment of $25,000 from Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares (as defined in Note 4), the loan of $135,000 from the Sponsor pursuant to the Note (as defined in Note 4), the proceeds from the consummation of the Private Placement not held in the Trust Account, and the funds withdrawn from the Trust Account for working capital purposes. The Company fully repaid the Note on February 12, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may provide the Company Working Capital Loans (as defined in Note 4). As of September 30, 2023 and December 31, 2022, there was $850,000 and $500,000, respectively, outstanding under Working Capital Loans.
Pursuant to the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company, dated as of February 4, 2021 (the “Investment Management Trust Agreement”), the Company is permitted to withdraw funds for working capital requirements. These permitted withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. As of September 30, 2023, the Company has earned a total of $5,913,216 of investment income from the Trust Account, of which a total of $4,304,076 has been withdrawn to redeeming shareholders and a total of $1,311,725 has been withdrawn for working capital purposes. As of September 30, 2023 and December 31, 2022, the Company withdrew $1,230,308 and $43,317, respectively, for working capital purposes.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the working capital deficit and the mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a Business Combination by February 9, 2024, then the Company will cease all operations except for the purpose of liquidating. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after February 9, 2024. The unaudited condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 2-Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements of the Company are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these financial statements as they are not required for interim financial statements under GAAP and the rules of the SEC. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ended December 31, 2023.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on April 18, 2023.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of September 30, 2023 and December 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2023 and December 31, 2022.
Cash and Investments Held in Trust Account
The Company’s portfolio of investments is comprised of cash and U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
determinable fair value, or a combination thereof. Cash held in the Trust Account is in a demand deposit account that accrues interest monthly. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in unrealized gain on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit. The Trust Account may also contain balances of cash as result of investment activity.
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheet.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Working Capital Loan Option
On January 19, 2022, the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the Company. On July 27, 2022, the Sponsor agreed to loan the Company up to $475,000. The notes are due upon consummation of our Business Combination, without interest. At the option of the Sponsor, the outstanding principle of the notes may be converted into that number of warrants (“Conversion Warrants”) equal to the outstanding principle of the note divided by $1.50. The option (“Working Capital Loan Option”) to

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
convert the working capital loans into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in Company’s statements of operations each reporting period until the loan is repaid or converted. As of September 30, 2023 and December 31, 2022, the fair value of the Working Capital Loan Option was $0, and the Working Capital Loan is held at cost of $850,000 and $500,000, respectively, see Note 9.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to FASB ASC Topic 480 and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The warrants issued in the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued in connection with the Initial Public Offering and Private Placement were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Warrants issued in connection with our Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting and other costs incurred in connection with the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statements of operations. Offering costs associated with the issuance of the Class A ordinary shares were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2023 and December 31, 2022, 635,778 and 48,300,000 Class A ordinary shares subject to possible redemption, respectively, are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net (Loss) Income Per Ordinary Share
The Company has two classes of shares issued and outstanding: Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 17,876,330, of the Company’s Class A ordinary shares in the calculation of diluted net (loss) income per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net (loss) income per share is the same as basic net (loss) income per share for the three and nine months ended September 30, 2023 and 2022. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share, as the redemption value approximates fair value.
The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each ordinary share class.
	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per common share:
Numerator:
Allocation of net (loss) income	$(101,278)	$(1,645,286)	$949,460	$237,365	$(1,450,300)	$(6,325,489)	$10,917,529	$2,729,382
Denominator:
Basic and diluted weighted average common shares outstanding	743,298	12,075,000	48,300,000	12,075,000	2,768,541	12,075,000	48,300,000	12,075,000
Basic and diluted net (loss) income per common share	$(0.14)	$(0.14)	$0.02	$0.02	$(0.52)	$(0.52)	$0.23	$0.23
Recent Accounting Pronouncements
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncements if currently adopted would have a material effect on the Company’s unaudited condensed financial statements.
Note 3-Initial Public Offering
On February 9, 2021, the Company consummated its Initial Public Offering of 48,300,000 Units, including 6,300,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $483.0 million, and incurring

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
offering costs of approximately $27.1 million, of which approximately $16.9 million was for deferred underwriting commissions and $250,000 was for deferred legal fees. Each Unit consists of one Class A ordinary share and one-fifth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 9).
Note 4-Related Party Transactions
Founder Shares
In December 2020, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Company in exchange for issuance of 10,062,500 ordinary shares (the “Founder Shares”). On January 30, 2021, the Company effectuated a 5-for-6 share split of the Class B ordinary shares, resulting in an aggregate outstanding amount of 12,075,000 Class B ordinary shares. The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,575,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, the 1,575,000 Founder Shares were no longer subject to forfeiture.
The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 8,216,330 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $12.3 million.
Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants.

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
On December 30, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company repaid the Note balance in full on February 12, 2021.
On January 19, 2022, the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the Company (the “January 2022 Note”). As of September 30, 2023 and December 31, 2022, an aggregate of $500,000 had been funded under the January 2022 Note. At the option of the Sponsor, the outstanding principle of $500,000 may be converted into Conversion Warrants equal to the outstanding principle of the January 2022 Note divided by $1.50. Upon funding of the January 2022 Note, the Company recognized the initial fair value of the Working Capital Loan Option of approximately $7,900 as a debt discount, which is classified as a component of the working capital loan and amortized to interest expense over the expected term of the loan. For the three and nine months ended September 30, 2023, the Company amortized approximately $0 of the debt discount. For the three and nine months ended September 30, 2022, the Company amortized approximately $2,500 and $6,600, respectively, of the debt discount, classified as interest expense in the accompanying condensed statements of operations.
On July 27, 2022, the Sponsor agreed to loan the Company up to $475,000 pursuant to an unsecured, non-interest bearing promissory note (the “July 2022 Note”). The July 2022 Note is due upon the consummation of the Company’s Business Combination. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the July 2022 Note. The July 2022 Note will either be repaid in cash upon consummation of a Business Combination or, at the Sponsor’s discretion, up to $1,500,000 of the unpaid principal of the July 2022 Note may be converted into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. As of September 30, 2023 and December 31, 2022, the Company had borrowed $350,000 and $0, respectively, under this loan.
As of September 30, 2023 and December 31, 2022, the Company had $850,000 and $500,000, respectively, in total borrowings outstanding under the Working Capital Loans. As of September 30, 2023 and December 31, 2022, the carrying value and the principal value of the loan was $850,000 and $500,000, respectively.
Administrative Services Agreement
Commencing on the effective date of the Registration Statement, the Company agreed to pay an affiliate of the Sponsor a total of $20,000 per month for office space, administrative and support services (including salaries). Upon the Company’s liquidation, the Company will cease paying these monthly fees. Upon completion of the initial Business Combination, the Company will pay to such affiliate an amount equal to $20,000 multiplied by the number of whole months that have elapsed between the date of the completion of the initial Business Combination and the closing of the Initial Public Offering. The Company incurred $60,000 and $180,000 in expenses in connection with such services during the three and nine months ended September 30, 2023 and 2022, as reflected in the accompanying unaudited condensed statements of operations. The Company had $240,000 and $120,000 included in accrued expenses-related party in connection with such services as of September 30, 2023 and December 31, 2022, respectively.
The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, directors, officers or the Company’s or any of their respective affiliates.
Note 5-Commitments &Contingencies
Registration and Shareholder Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration and shareholder rights

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of this prospectus to purchase up to 6,300,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 9, 2021.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $9.7 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $16.9 million in the aggregate will be payable to the underwriters for deferred underwriting commissions.
On April 16, 2023, one of the underwriters waived its entitlement to the payment of any deferred fee, of approximately $10,143,000, to be paid under the terms of the underwriting agreement and is no longer serving in any advisor capacity. As a result, the Company recognized $440,592 of income and $9,702,408 was recorded to additional paid-in capital in relation to the reduction of the deferred underwriter fee. As of September 30, 2023 and December 31, 2022, the deferred underwriting fee payable is $6,762,000 and $16,905,000, respectively. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On April 17, 2023, one of the underwriters waived its entitlement to the payment of any deferred fee, of approximately $6,762,000, to be paid under the terms of the underwriting agreement specifically to closing of the Merger Agreement (as defined below) with H2B2 Electrolysis Technologies (“H2B2”). Due to the waiver of the deferred fees being contingent upon the closing of a business combination with H2B2, the deferred underwriting fee remains payable on the unaudited condensed balance sheets until the closing of the business combination with H2B2.
Contingent Fee Agreements
In December 2022, the Company engaged a capital market advisor to assist with the completion of the Business Combination. The Company agreed to pay the advisor $500,000 in cash and $250,000 paid in equivalent dollar amount in common stock, solely in the event that the Company completes its Business Combination. As of September 30, 2023, the Company determined that a Business Combination is not considered probable. If the fee is determined to be a transaction cost for the Business Combination then the amount payable to the advisor may be accounted for as an expense in the period the liability is recorded.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. These unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these unaudited condensed financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed financial statements.
Proposed Business Combination
On May 9, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between the Company and H2B2, which provides for, among other things, the deregistration of the Company

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
under the Companies Act (as revised) of the Cayman Islands and the domestication of the Company as a Delaware corporation (the “Domestication”) and, following the Domestication, the merger of H2B2 with and into the Company, with the Company continuing as the surviving corporation (the “Merger” and, together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, H2B2 will cease to exist and the stockholders of H2B2 will become stockholders of the Company. The transactions set forth in the Merger Agreement, including the Domestication and the Merger, will constitute a “Business Combination” as contemplated by the Company’s Amended and Restated Memorandum and Articles of Association.
Under the Merger Agreement, the stockholders of H2B2 will receive a number of shares of the domesticated Company’s common stock based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to $750 million (which amount will be subject to adjustment in the event that H2B2 issues debt or equity prior to the closing of the Transactions) divided by $10.00, and the denominator of which is equal to the number of outstanding shares of H2B2, including shares that would be issuable upon the exercise in full of all H2B2 options. The holders of H2B2 options will receive the Company’s options equal to the number of shares of H2B2 common stock subject to the H2B2 options multiplied by the Exchange Ratio at an exercise price per share divided by the Exchange Ratio.
In connection with the Transactions, the Company, Sponsor, certain of H2B2’s directors and officers and certain former stockholders of H2B2 agreed to enter into lock-up agreements at the closing of the Merger, which will restrict the transfer of (i) a number of shares of the surviving corporation common stock held by such securityholder, as set forth in the lock-up agreement, (ii) any shares of the surviving corporation common stock held issuable upon the exercise or settlement, as applicable, of surviving corporation options held by a securityholder, or (iii) any other securities convertible into or exercisable or exchangeable for surviving corporation common stock held by a securityholder. The lock-up agreements will restrict the transfer until 180 days after the closing of the Merger, subject to limited exceptions and early release provisions set forth under the lock-up agreements.
The Merger Agreement contains certain representations and warranties of the parties to the Merger Agreement and consummation of the Transactions is conditioned on approval thereof by the Company’s shareholders and is further conditioned upon, representations and warranties of the parties and other closing conditions.
The Merger Agreement may be terminated at any time, but not later than the closing of the Merger, as follows:
•	by written consent of H2B2 and the Company;
•
by H2B2 or the Company if any governmental authority has enacted, issued, promulgated, enforced or entered any law or governmental order which has become final and non-appealable and has the effect of making consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (as defined in the Merger Agreement) illegal or otherwise enjoining, preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (provided that such party did not cause such enactment);

•
by H2B2 or the Company if the consummation of the Transactions has not occurred on or prior to June 30, 2024, subject to certain automatic extensions, for reasons not primarily due to the terminating party’s breach or violation of the terms of the Merger Agreement;

•
by H2B2 or the Company if such party disagrees with the final determination of the Closing Date Purchase Price (as defined in the Merger Agreement) by the valuation firm as further described in the Merger Agreement;

•	by H2B2 if there has been a modification in recommendation of the Company’s board of directors with respect to any of the Proposals (as defined in the Merger Agreement);
•	by H2B2 if the Company has not obtained shareholder approval for the Transactions by reason of the failure to obtain the required vote at a meeting of the Company’s shareholders;
•
by H2B2 if (i) prior to completion of a Capital Raise Transaction (as defined in the Merger Agreement), a Capital Raise Investor (as defined in the Merger Agreement) or group of Capital Raise Investors, with legal,

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
valid and binding commitments to fund in such Capital Raise Transaction represent in the aggregate at least the Minimum Investment Amount (as defined in the Merger Agreement) object to the Merger and the other transactions contemplated by the Merger Agreement by delivering a written notice to the board of directors of H2B2 by no later than fifteen days following execution of definitive agreements relating to the Capital Raise Transaction after which time no Capital Raise Investor will be entitled to object to the Merger and the other transactions contemplated by the Merger Agreement; provided that, upon receipt of the written notice described above, H2B2 will be required to terminate the Merger Agreement on the tenth business day following receipt of the written notice;
•
by H2B2 in the event of an uncured breach of any representation, warranty, covenant or agreement on the part of the Company, except if the breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from H2B2 of such breach, but only as long as the Company continues to exercise such reasonable best efforts to cure such breach, such termination will not be effective, and such termination will be effective only if such breach is not cured within the thirty-day period;

•
by the Company in the event of an uncured breach of any representation, warranty, covenant or agreement on the part of H2B2, except if the breach is curable by H2B2 through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by H2B2 of notice from the Company of such breach, but only as long as H2B2 continues to exercise such reasonable best efforts to cure such breach, such termination will not be effective, and such termination will be effective only if such breach is not cured within the thirty-day period;

•	by the Company if the H2B2 stockholder approval has not been obtained; and
•
by the Company if an H2B2 stockholder exercises any right or takes any action or fails to take any action required to satisfy the conditions or any closing deliverables required to be delivered under the Merger Agreement that prevents consummation of the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements.

At the closing of the Merger, the Company, the Sponsor and certain of H2B2’s stockholders will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. The Company also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.
In connection with the execution of the Merger Agreement, the Sponsor and certain other persons have entered into a Support Agreement (the “Sponsor Support Agreement”) with the Company, pursuant to holders of the Company’s Class B ordinary shares have agreed to, among other things, (i) vote at any meeting or pursuant to any action of written resolution of our shareholders all of their Class B ordinary shares held of record or thereafter acquired in favor of the Transactions and (ii) be bound by certain other covenants and agreements related to the Transactions, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
In connection with the execution of the Merger Agreement, certain stockholders of H2B2 who hold a majority of the outstanding stock of H2B2 have entered into support agreements pursuant to which they will agree to vote in favor of the Transactions at a meeting called to approve the Transactions by H2B2 stockholders (or to act by written consent approving the Transactions).
The summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith.
Reimbursable Costs
As a condition of the Merger Agreement, H2B2 agreed to reimburse the Company for 50% of the costs incurred as a result of the need to extend the life of the Company to complete a Business Combination if the extension is required for reasons that are not predominantly attributable to the Company or H2B2, up to a

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
maximum of $250,000. The Company determined the reimbursable costs totaled $238,917 as of September 30, 2023. As of September 30, 2023, H2B2 reimbursed the Company in full for a total of $119,458, which is recorded as a reduction in related expenses included in general and administrative expenses on the unaudited condensed statement of operations.
Note 6-Class A Ordinary Shares Subject to Possible Redemption
The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2023 and December 31, 2022, there were 635,778 and 48,300,000 Class A ordinary shares issued and outstanding, respectively, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheets.
In connection with the extraordinary general meeting held on January 11, 2023, holders of 47,381,598 shares of the Company’s Class A ordinary shares exercised their right to redeem for a redemption value totaling $478,003,632. In connection with the extraordinary general meeting held on August 4, 2023, holders of 282,624 shares of the Company’s Class A ordinary shares exercised their right to redeem for a redemption value totaling $2,942,664.
During the nine months ended September 30, 2023, the Company had withdrawn $1,230,308 for working capital purposes. During the year ended December 31, 2022, the Company had withdrawn from the Trust Account $43,317 for working capital purposes.
The Class A ordinary shares issued in the Initial Public Offering were recognized in Class A ordinary shares subject to possible redemption as follows:

Class A ordinary shares subject to possible redemption at December 31, 2021	$483,000,000
Increase in redemption value of Class A ordinary shares subject to possible redeem	4,168,822
Class A ordinary shares subject to possible redemption at December 31, 2022	487,168,822
Redemptions of Class A ordinary shares	(480,946,296)
Increase in redemption value of Class A ordinary shares subject to possible redeem	135,254
Class A ordinary shares subject to possible redemption at September 30, 2023	$6,357,780
Note 7-Shareholders’ Deficit
Preference Shares - The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. At September 30, 2023 and December 31, 2022, there were no preference shares issued or outstanding.
Class A Ordinary Shares - The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At September 30, 2023 and December 31, 2022, there were 635,778 and 48,300,000 shares issued and outstanding, all of which are subject to possible redemption and have been classified as temporary equity (see Note 7).
Class B Ordinary Shares - The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On February 9, 2021, 10,062,500 Class B ordinary shares were issued and outstanding. On January 30, 2021, the Company effectuated a 5-for-6 stock split of the Class B ordinary shares, resulting in an aggregate outstanding amount of 12,075,000 Class B ordinary shares. Of the 12,075,000 Class B ordinary shares outstanding, 1,575,000 Class B ordinary shares were subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As of September 30, 2023 and December 31, 2022, there were 12,075,000 Class B ordinary shares issued and outstanding.
Only holders of Class B ordinary shares will have the right to vote on the election of directors prior to the initial Business Combination. Holders of the Class A ordinary shares and holders of the Class B ordinary shares will

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
vote together as a single class on all other matters submitted to a vote of the shareholders, except as required by law. Each ordinary share will have one vote on all such matters.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note 8-Derivative Warrant Liabilities
As of September 30, 2023 and December 31, 2022, the Company had 9,660,000 and 8,216,330 Public Warrants and Private Placement Warrants, respectively, outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•	in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•
if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30 - trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the average reported last sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 9-Fair Value Measurements
At September 30, 2023, cash held in the Trust Account was comprised of $6,655,195 held in a demand deposit account that accrues interest monthly. During the nine months ended September 30, 2023, the Company had withdrawn $1,230,308 for working capital purposes.
At December 31, 2022, assets held in the Trust Account was comprised of $487,268,822 held in money market funds which are primarily invested in U.S. Treasury securities. During the year ended December 31, 2022, the Company had withdrawn from the Trust Account $43,317 for working capital purposes.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
September 30, 2023

Description	Level 1	Level 2	Level 3
Assets:
Cash held in Trust Account	$6,655,195	$—	$—
Liabilities:
Derivative liabilities - Public Warrants	$1,255,800	$—	$—
Derivative liabilities - Private Warrants	$—	$—	$1,068,123
December 31, 2022

Description	Level 1	Level 2	Level 3
Assets:
Investments held in Trust Account - Money Market Funds	$487,268,822	$—	$—
Liabilities:
Derivative liabilities - Public Warrants	$289,800	$—	$—
Derivative liabilities - Private Warrants	$—	$—	$246,500
There were no other transfers between levels for the period ended September 30, 2023 and December 31, 2022.
Level 1 assets include investments in cash, money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
The fair value of the Public Warrants issued in connection with the Initial Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
measurement date. For the period ended September 30, 2023 and December 31, 2022, the Company recognized a change to the statement of operations resulting from a increase/decrease in the fair value of liabilities of approximately $1.8 million and $13.8 million, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.
The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility for its Private Placement Warrants based on the implied volatility from the Company’s traded warrants and from historical volatility of select peer companies ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
Private Warrants

Private Warrants	As of December 31, 2022	As of September 30, 2023
Stock price	$10.09	$10.55
Volatility	6.9%	6.7%
Expected life of the options to convert	5.47	0.94
Risk-free rate	4.73%	5.47%
Dividend yield	—	—
Working Capital Loan Option
	December 31, 2022	September 30, 2023
Strike price of debt conversion	$1.50	$1.50
Volatility	6.9%	6.7%
Expected life of the options to convert	5.47	5.31
Risk-free rate	4.72%	5.55%
Dividend yield	—	—
The change in the level 3 fair value of the derivative warrant liabilities for the period ended September 30, 2023 and December 31, 2022 is summarized as follows:

Private Warrants
Derivative warrant liabilities at December 31, 2022	$246,500
Change in fair value of derivative warrant liabilities	944,868
Derivative warrant liabilities at March 31, 2023	1,191,368
Change in fair value of derivative warrant liabilities	(286,750)
Derivative warrant liabilities at June 30, 2023	$904,618
Change in fair value of derivative warrant liabilities	163,505
Derivative warrant liabilities at September 30, 2023	$1,068,123
Derivative warrant liabilities at December 31, 2021	$6,573,100
Change in fair value of derivative warrant liabilities	(2,946,400)
Derivative warrant liabilities at March 31, 2022	3,626,700

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Private Warrants
Change in fair value of derivative warrant liabilities	(2,969,400)
Derivative warrant liabilities at June 30, 2022	$657,300
Change in fair value of derivative warrant liabilities	320,400
Derivative warrant liabilities at September 30, 2022	$977,700
The change in the fair value of the Working Capital Loan Option measured with Level 3 inputs for the period ended September 30, 2023 and December 31, 2022 is summarized as follows:
Balance at December 31, 2021	$—
Initial fair value of the Working Capital Loan Option	7,885
Change in fair value	(7,885)
Balance at December 31, 2022 and September 30, 2023	$—
Note 10-Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date unaudited condensed financial statements were available to be issued. Based upon this review, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the unaudited condensed financial statements, other than as described below.
Amendment to the Merger Agreement
On December 15, 2023, RMG III and H2B2 entered into the Merger Agreement Amendment. The Merger Agreement Amendment, amended certain terms of the Existing Merger Agreement to reflect the following amendments, among others:
•	Base Purchase Price. Removal of the definition of Base Purchase Price.
•	Closing Date Purchase Price. Amendment to the definition of Closing Date Purchase Price to a fixed purchase price of $400,000,000.
•
AVR Option Amount. Removal of the AVR Option Amount from the calculation of the Closing Date Purchase Price and Minimum Investment Amount as a result of the agreement between the current Chairman of the Board of Directors of H2B2, Mr. Vázquez, and H2B2 to delay the exercise of Mr. Vázquez’s option to acquire up to 68,966 shares of Company Common Stock, to after closing of the Merger.

•	Minimum Investment Amount. Reduction of the Minimum Investment Amount from $40,000,000 to $30,000,000.
•
10% Premium. Removal of the ten percent (10%) premium to the Closing Date Purchase Price in the event that the Capital Raise Amount exceeded $15,000,000 from the definition of Closing Date Purchase Price.

•
Minimum Net Tangible Assets Condition. Removal of the condition precedent to closing of the Merger that RMG III will have at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

•
Conversion of RMG III Class B Ordinary Shares. Amendment to the definition of Founder Consideration Shares and other related sections of the Merger Agreement to reflect the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•
Warrant Amendment. Amendment to the covenant relating to the Warrant Amendment to clarify that RMG III will, following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and Private Placement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

RMG ACQUISITION CORP. III
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
•
Director Nominees. Amendment to the covenant relating to the composition of the Surviving Corporation Board to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, five (5) of whom to be designated by H2B2 and one (1) of whom to be designated by RMG III, and (ii) three (3) director nominees to be designated by H2B2.

The Business Combination would be consummated in accordance with the terms and subject to the conditions as further described in the Merger Agreement Amendment as filed with the SEC on a Current Report on Form 8-K on December 18, 2023. Other than as expressly modified by the Merger Agreement Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 11, 2023, remains in full force and effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
RMG Acquisition Corp. III
Opinion on the Financial Statements
We have audited the accompanying balance sheets of RMG Acquisition Corp. III (the “Company”) as of December 31, 2022 and 2021, the related statements of income, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph - Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.

New York, NY
April 17, 2023

RMG ACQUISITION CORP. III
BALANCE SHEETS
	December 31,
	2022	2021
Assets:
Current assets:
Cash	$22,339	$93,599
Prepaid expenses	50,892	568,058
Total current assets	73,231	661,657
Investments held in Trust Account	487,268,822	483,012,312
Other assets	—	47,083
Total Assets	$487,342,053	$483,721,052
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$153,571	$73,405
Accrued expenses	899,845	90,287
Accrued expenses - related party	120,000	—
Total current liabilities	1,173,416	163,692
Deferred legal fees	250,000	250,000
Deferred underwriting commissions	16,905,000	16,905,000
Convertible working capital loan - related party	500,000	—
Derivative warrant liabilities	536,300	14,301,100
Total liabilities	19,364,716	31,619,792
Commitments and Contingencies
Class A ordinary shares; 48,300,000 and no shares subject to possible redemption at $10.09 and $10.00 per share at December 31, 2022 and 2021, respectively	487,168,822	483,000,000
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding at December 31, 2022 and 2021, respectively	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized at December 31, 2022 and 2021, respectively	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 12,075,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	1,208	1,208
Additional paid-in capital	—	—
Accumulated deficit	(19,192,693)	(30,899,948)
Total shareholders’ deficit	(19,191,485)	(30,898,740)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$487,342,053	$483,721,052
The accompanying notes are an integral part of these financial statements

RMG ACQUISITION CORP. III
STATEMENTS OF INCOME
	For the year ended December 31,
	2022	2021
General and administrative expenses	$2,188,743	$1,842,337
Loss from operations	(2,188,743)	(1,842,337)
Other income (expense)
Change in fair value of derivative liabilities	13,772,685	9,503,810
Financing costs - warrant liabilities	—	(734,320)
Interest income	193	54
Interest expense	(7,885)	—
Unrealized gain on investments held in Trust Account	4,299,827	50,412
Total other income (expense)	18,064,820	8,819,956
Net income	$15,876,077	$6,977,619
Weighted average Class A ordinary shares, basic and diluted	48,300,000	43,139,178
Basic and diluted net income per ordinary share, Class A	$0.26	$0.13
Weighted average Class B ordinary shares, basic and diluted	12,075,000	11,906,712
Basic and diluted net income per ordinary share, Class B	$0.26	$0.13
The accompanying notes are an integral part of these financial statements

RMG ACQUISITION CORP. III
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2020	—	$—	12,075,000	$1,208	$23,792	$(14,779)	$10,221
Excess purchase price above fair value of private placement warrants	—	—	—	—	1,383,265	—	1,383,265
Remeasurement adjustment of Class A ordinary shares subject to possible redemption	—	—	—	—	(1,407,057)	(37,862,788)	(39,269,845)
Net income	—	—	—	—	—	6,977,619	6,977,619
Balance - December 31, 2021	—	$—	12,075,000	$1,208	$—	$(30,899,948)	$(30,898,740)
Remeasurement adjustment of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(4,168,822)	(4,168,822)
Net income	—	—	—	—	—	15,876,077	15,876,077
Balance - December 31, 2022	—	$—	12,075,000	$1,208	$—	$(19,192,693)	$(19,191,485)
The accompanying notes are an integral part of these financial statements

RMG ACQUISITION CORP. III
STATEMENTS OF CASH FLOWS
	For the year ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$15,876,077	$6,977,619
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative liabilities	(13,772,685)	(9,503,810)
Financing costs - warrant liabilities	—	734,320
Interest expense	7,885	—
Unrealized gain on investments held in Trust Account	(4,299,827)	(50,412)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	564,249	(604,920)
Accounts payable	80,166	73,405
Accrued expenses	809,558	20,287
Accrued expenses - related party	120,000	—
Net cash used in operating activities	(614,577)	(2,353,511)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(483,000,000)
Cash withdrawn from Trust Account	43,317	38,100
Net cash provided by (used in) investing activities	43,317	(482,961,900)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	30,212
Repayment of note payable to related party	—	(135,000)
Proceeds from convertible working capital loan	500,000	—
Proceeds received from initial public offering, gross	—	483,000,000
Proceeds received from private placement	—	12,324,495
Offering costs paid	—	(9,810,697)
Net cash provided by financing activities	500,000	485,409,010
Net (decrease) increase in cash	(71,260)	93,599
Cash - beginning of the year	93,599	—
Cash - end of the year	$22,339	$93,599
Supplemental disclosure of noncash investing and financing activities:
Increase in redemption value of Class A ordinary shares subject to possible redemption	$4,168,822	$—
Offering costs included in accrued expenses	$—	$45,000
Offering costs paid by related party under promissory note	$—	$104,788
Deferred legal fees	$—	$250,000
Deferred underwriting commissions	$—	$16,905,000
Remeasurement of Class A ordinary shares to redemption amount	$—	$39,269,845
The accompanying notes are an integral part of these financial statements

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
Note 1-Description of Organization and Business Operations
RMG Acquisition Corp. III (the “Company”) is a blank check company, also referred to as a special purpose acquisition company (“SPAC”), incorporated as a Cayman Islands exempted company on December 23, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).
As of December 31, 2022, the Company had not yet commenced operations. All activity for the period from December 23, 2020 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), and identifying a target company for an initial Business Combination, which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is RMG Sponsor III, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 4, 2021. On February 9, 2021, the Company consummated its Initial Public Offering of 48,300,000 RMG III Units, including 6,300,000 additional RMG III Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per RMG III Unit, generating gross proceeds of $483.0 million, and incurring offering costs of approximately $27.1 million, of which approximately $16.9 million was for deferred underwriting commissions and $250,000 was for deferred legal fees (Note 7).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 8,216,330 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $12.3 million (Note 5).
Upon the closing of the Initial Public Offering and the Private Placement, $483.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and have been invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act 1940, as amended, or the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
not previously released to the Company to pay its tax obligations, expenses relating to the administration of the trust account and limited withdrawals for working capital). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination by May 9, 2023 or, if the Company has entered into a definitive business combination agreement, August 9, 2023, (the “Combination Period”), the Company will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable, expenses relating to the administration of the trust account and limited withdrawals for working capital), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law (see Note 10 for additional information).

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, expenses relating to the administration of the trust account and limited withdrawals for working capital, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern
As of December 31, 2022, the Company had approximately $22,000 in its operating bank account and a working capital deficit of approximately $1.1 million. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.
The Company’s liquidity needs to date have been satisfied through a payment of $25,000 from Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares (as defined in Note 4), the loan of $135,000 from the Sponsor pursuant to the Note (as defined in Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on February 12, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may provide the Company Working Capital Loans (as defined in Note 4). As of December 31, 2022 and 2021, there was $500,000 and $0, respectively, outstanding under any Working Capital Loan.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the working capital deficit and the mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a business combination by May 9, 2023 (unless such a period is extended as described herein), then the Company will cease all operations except for the purpose of liquidating. No adjustments have been made to the carrying

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
amounts of assets or liabilities should we be required to liquidate after May 9, 2023 or, if we have entered into a definitive business combination agreement, August 9, 2023. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.
Note 2-Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. As of December 31, 2022 and 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021.
Investments Held in Trust Account
The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in unrealized gain on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit. The Trust Account may also contain balances of cash as result of investment activity.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheet.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Working Capital Loan Option
On January 19, 2022, the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the Company. The note is due upon consummation of our Business Combination, without interest. At the option of the Sponsor, the outstanding principle of $500,000 may be converted into that number of warrants (“Conversion Warrants”) equal to the outstanding principle of the note divided by $1.50. The option (“Working Capital Loan Option”) to convert the working capital loans into warrants qualifies as an embedded derivative

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in Company’s statements of operations each reporting period until the loan is repaid or converted. As of December 31, 2022, the fair value of the Working Capital Loan Option was $500,000, see Note 9.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to FASB ASC Topic 480 and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The warrants issued in the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued in connection with the Initial Public Offering and Private Placement were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Warrants issued in connection with our Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting and other costs incurred in connection with the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statements of operations. Offering costs associated with the issuance of the Class A ordinary shares were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 48,300,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income per Ordinary Share
The Company has two classes of shares issued and outstanding: Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 17,876,330, of the Company’s Class A ordinary shares in the calculation of diluted net income per share, because their exercise is contingent upon future events and their exercise is contingent upon future events. As a result, diluted net income per share is the same as basic net income per share for the years ended December 31, 2022 and 2021. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share, as the redemption value approximates fair value.
The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each ordinary share class:
	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common share:
Numerator:
Allocation of net income (loss)	$12,700,862	$3,175,215	$5,468,324	$1,509,295
Denominator:
Basic and diluted weighted average common shares outstanding	48,300,000	12,075,000	43,139,178	11,906,712
Basic and diluted net income per common share	$0.26	$0.26	$0.13	$0.13
Recent Accounting Pronouncements
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncements if currently adopted would have a material effect on the Company’s financial statements.

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
Note 3-Initial Public Offering
On February 9, 2021, the Company consummated its Initial Public Offering of 48,300,000 Units, including 6,300,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $483.0 million, and incurring offering costs of approximately $27.1 million, of which approximately $16.9 million was for deferred underwriting commissions and $250,000 was for deferred legal fees. Each Unit consists of one Class A ordinary share and one-fifth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 9).
Note 4-Related Party Transactions
Founder Shares
In December 2020, the Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Company in exchange for issuance of 10,062,500 ordinary shares (the “Founder Shares”). On January 30, 2021, the Company effectuated a 5-for-6 share split of the Class B ordinary shares, resulting in an aggregate outstanding amount of 12,075,000 Class B ordinary shares. The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,575,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, the 1,575,000 Founder Shares were no longer subject to forfeiture.
The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (1) one year after the completion of the initial Business Combination; and (2) subsequent to the initial Business Combination (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 8,216,330 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $12.3 million.
Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants.
On December 30, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company repaid the Note balance in full on February 12, 2021.
On January 19, 2022, the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the Company. As of December 31, 2022, an aggregate of $500,000 had been funded under the loan agreement. At the option of the Sponsor, the outstanding principle of $500,000 may be converted into Conversion Warrants equal to the outstanding principle of the note divided by $1.50. Upon funding of the loan, the Company recognized the initial fair value of the Working Capital Loan Option of approximately $7,900 as a debt discount, which is classified as a component of the working capital loan and amortized to interest expense over the expected term of the loan. For the year ended December 31, 2022, the Company amortized approximately $8,000, of the debt discount, classified as interest expense in the accompanying statements of operations.
On July 27, 2022, the Sponsor agreed to loan the Company up to $475,000 pursuant to an unsecured, non-interest bearing promissory note (the “July 2022 Note”). The July 2022 Note is due upon the consummation of the Company’s Business Combination. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the July 2022 Note, but no proceeds held in the Trust Account would be used to repay the July 2022 Note. The July 2022 Note will either be repaid in cash upon consummation of a Business Combination or, at the Sponsor’s discretion, up to $1,500,000 of the unpaid principal of the July 2022 Note may be converted into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants will be identical to the Private Placement Warrants. As of December 31, 2022, the Company had not borrowed any amount under this loan.
As of December 31, 2022, the Company had $500,000 in borrowings outstanding under the Working Capital Loans. As of December 31, 2022, the carrying value and the principal value of the loan was $500,000.
Administrative Services Agreement
Commencing on the effective date of the Registration Statement, the Company agreed to pay an affiliate of the Sponsor a total of $20,000 per month for office space, administrative and support services (including salaries). Upon the Company’s liquidation, the Company will cease paying these monthly fees. Upon completion of the Initial Business Combination, the Company will pay to such affiliate an amount equal to $20,000 multiplied by the number of whole months that have elapsed between the date of the completion of the Initial Business Combination and the closing of the Initial Public Offering. The Company incurred approximately $240,000 and $220,000 in expenses in connection with such services during the year ended December 31, 2022 and 2021, respectively, as reflected in the accompanying statements of operations. The Company had $120,000 and $0 included in accrued expenses-related party in connection with such services as of December 31, 2022 and 2021, respectively.
The Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, directors, officers or the Company’s or any of their respective affiliates.
In December 2022, the Company engaged a capital market advisor to assist with the completion of the business combination. The Company agreed to pay the advisor $500,000 in cash and $250,000 paid in equivalent dollar

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
amount in common stock, solely in the event that the Company completes its Business Combination. As of December 31, 2022, the Company determined that a Business Combination is not considered probable. If the fee is determined to be a transaction cost for the Business Combination then the amount payable to the advisor may be accounted for as an expense in the period the liability is recorded.
Note 5-Commitments & Contingencies
Registration and Shareholder Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of this prospectus to purchase up to 6,300,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 9, 2021.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $9.7 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $16.9 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Risks and Uncertainties
Management continues to evaluate the impact of COVID-19 and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.
Note 6-Class A Ordinary Shares Subject to Possible Redemption
The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 48,300,000 Class A ordinary shares issued and outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheets.

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
The Class A ordinary shares issued in the Initial Public Offering were recognized in Class A ordinary shares subject to possible redemption as follows:
Gross Proceeds	$483,000,000
Less:
Offering costs allocated to Class A shares subject to possible redemption	(26,406,165)
Proceeds allocated to Public Warrants at issuance	(12,863,680)
Plus:
Accrection on Class A ordinary shares subject to possible redemption amount	39,269,845
Class A ordinary shares subject to possible redemption at December 31, 2021	483,000,000
Increase in redemption value of Class A ordinary shares subject to possible redeem	4,168,822
Class A ordinary shares subject to possible redemption at December 31, 2022	$487,168,822
Note 7-Shareholders’ Equity
Preference Shares - The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. At December 31, 2022 and 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares - The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At December 31, 2022 and 2021, there were 48,300,000 shares issued and outstanding, all of which are subject to possible redemption and have been classified as temporary equity (see Note 7).
Class B Ordinary Shares - The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On February 9, 2021, 10,062,500 Class B ordinary shares were issued and outstanding. On January 30, 2021, the Company effectuated a 5-for-6 stock split of the Class B ordinary shares, resulting in an aggregate outstanding amount of 12,075,000 Class B ordinary shares. Of the 12,075,000 Class B ordinary shares outstanding, 1,575,000 Class B ordinary shares were subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As of December 31, 2022 and 2021, there were 12,075,000 Class B ordinary shares issued and outstanding.
Only holders of Class B ordinary shares will have the right to vote on the election of directors prior to the initial Business Combination. Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of the shareholders, except as required by law. Each ordinary share will have one vote on all such matters.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
Note 8-Derivative Warrant Liabilities
As of December 31, 2022 and 2021, the Company had 9,660,000 and 8,216,330 Public Warrants and Private Placement Warrants, respectively, outstanding. As of December 31, 2020, the Company did not have any Public Warrants or Private Placement Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•	in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•
if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30 - trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the average reported last sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
Note 9-Fair Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
DECEMBER 31, 2022
Description	Level 1	Level 2	Level 3
Assets:
Investments held in Trust Account - Money Market Funds	$487,268,822	$—	$—
Liabilities:
Derivative liabilities - Public Warrants	$289,800	$—	$—
Derivative liabilities - Private Warrants	$—	$—	$246,500
DECEMBER 31, 2021
Description	Level 1	Level 2	Level 3
Assets:
Investments held in Trust Account - U.S. Treasury Securities	$483,012,312	$—	$—
Liabilities:
Derivative liabilities - Public Warrants	$7,728,000	$—	$—
Derivative liabilities - Private Warrants	$—	$—	$6,573,100
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in March 2021, upon trading of the Public Warrants in an active market. There were no other transfers between levels for the years ended December 31, 2022 and 2021.
Level 1 assets include investments in money market funds and U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. For the years ended December 31, 2022 and 2021, the Company recognized a change to the statement of operations resulting from a decrease in the fair value of liabilities of approximately $13.8 million and $9.5 million, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.
The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility for its Private Placement Warrants based on the implied volatility from the Company’s traded warrants and from historical volatility of select peer companies ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
Private Warrants
Private Warrants	As of December 31, 2022	As of December 31, 2021
Stock price	$10.09	$9.77
Volatility	6.9%	15.3%
Expected life of the options to convert	5.47	5.60
Risk-free rate	4.73%	1.32%
Dividend yield	—	—
Working Capital Loan Option
December 31, 2022
Strike price of debt conversion	$1.50
Volatility	6.9%
Expected life of the options to convert	5.47
Risk-free rate	4.72%
Dividend yield	—
The change in the level 3 fair value of the derivative warrant liabilities for the years ended December 31, 2022 and 2021 is summarized as follows:
	Public Warrants	Private Warrants	Total
Derivative warrant liabilities at December 31, 2020	$—	$—	$—
Issuance of Public and Private Warrants	12,863,680	10,941,230	23,804,910
Transfer of Public Warrants to Level 1	(13,524,000)	—	(13,524,000)
Change in fair value of derivative warrant liabilities	660,320	(4,368,130)	(3,707,810)
Derivative warrant liabilities at December 31, 2021	—	6,573,100	6,573,100
Change in fair value of derivative warrant liabilities	—	(6,326,600)	(6,326,600)
Derivative warrant liabilities at December 31, 2022	$—	$246,500	$246,500
The change in the fair value of the Working Capital Loan Option measured with Level 3 inputs for the year ended December 31, 2022 is summarized as follows:
Balance at December 31, 2021	$—
Initial fair value of the Working Capital Loan Option	7,885
Change in fair value	(7,885)
Balance at December 31, 2022	$—
Note 10-Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date financial statements were available to be issued. Based upon this review, the Company determined that, except as disclosed below, there have been no events that have occurred that would require adjustments to the disclosures in the financial statements, except as disclosed below.
On January 4, 2023, the Company entered into a non-binding letter of intent (“LOI”) for a business combination with H2B2 Electrolysis Technologies (“H2B2” or the “Target”), a vertically integrated provider of hydrogen

RMG Acquisition Corp. III
Notes to Financial Statements
December 31, 2022
energy systems, services, and equipment. Under the terms of the LOI, the Company and H2B2 would be become a combined entity, with H2B2’s existing equity holders continuing to hold substantially all of their equity in the combined public company. We expect to announce additional details regarding the proposed business combination when a definitive merger agreement is executed, which is expected in the first half of 2023.
On January 11, 2023, the Company held an extraordinary general meeting of shareholders for the purpose of approving an amendment to the amended and restated memorandum and articles of association to extend the date by which the Company must complete a business combination from February 9, 2023, to May 9, 2023 (the “Extended Date”), and to allow the Company, without another shareholder vote, to elect to further extend the date to consummate a business combination up to three times by an additional month each time after the Extended Date, upon two days’ advance notice prior to the applicable deadline, for a total of up to six months, to August 9, 2023, if the Company has entered into a definitive business combination agreement (the “First Extension”).
In connection with the First Extension, a total of 260 shareholders elected to redeem an aggregate of 47,381,598 Class A ordinary shares, representing approximately 98.10% of our issued and outstanding Class A ordinary shares, for an aggregate of approximately $478,003,632 in cash. Subsequent to the redemption, 918,402 Class A ordinary shares remained outstanding.
In March 2023, the Company borrowed $250,000 under the July 2022 Note.

Annex A
AGREEMENT AND PLAN OF MERGER

by and between

RMG ACQUISITION CORP. III,

and

H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

Exhibits
Exhibit A	Form of Certificate of Incorporation of Acquiror upon Domestication	A-80
Exhibit B	Form of Bylaws of Acquiror upon Domestication	A-86
Exhibit C	Form of Registration Rights Agreement	A-108
Exhibit D	Form of Lock-Up Agreement	A-129

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of May 9, 2023 (this “Agreement”), is made and entered into by and between RMG Acquisition Corp. III, a Cayman Islands exempted company limited by shares (which shall de-register as an exempted company incorporated in the Cayman Islands by way of continuation to the State of Delaware and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”) and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (the “Company,” and together with Acquiror, the “Parties” and each a “Party”).
RECITALS
WHEREAS, Acquiror is a blank check exempted company with limited liability incorporated in the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;
WHEREAS, at least one (1) Business Day prior to the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement, Acquiror shall de-register as an exempted company incorporated in the Cayman Islands by way of continuation to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and Part XII of the Companies Act (the “Domestication”);
WHEREAS, concurrently with the Domestication, Acquiror shall file (a) a certificate of incorporation with the Secretary of State of Delaware and (b) adopt bylaws (in the forms attached as Exhibits A and B hereto, with such changes as may be agreed in writing by Acquiror and the Company);
WHEREAS, in connection with the Domestication, (a) each then-issued and outstanding Acquiror Class A Share (as defined below) shall convert automatically, on a one-for-one basis, into one (1) share of Class A stock, par value $0.0001 per share, of Acquiror (the “Domesticated Acquiror Class A Stock”); (b) each then-issued and outstanding Acquiror Class B Share (as defined below) shall convert automatically, on a one-for-one basis, into one (1) share of Class B stock, par value $0.0001 per share, of Acquiror (the “Domesticated Acquiror Class B Stock”); (c) each then-issued and outstanding Acquiror Public Warrant (as defined below) shall convert automatically into a public warrant to acquire one (1) share of Domesticated Acquiror Class A Stock (“Domesticated Acquiror Public Warrant”), pursuant to the Warrant Agreement (as defined below); (d) each then-issued and outstanding Acquiror Private Warrant (as defined below) shall convert automatically into a private warrant to acquire one (1) share of Domesticated Acquiror Class A Stock (“Domesticated Acquiror Private Warrant”), pursuant to the Warrant Agreement; and (e) each then-issued and outstanding Acquiror Unit shall be canceled and will entitle the holder thereof to one (1) share of Domesticated Acquiror Class A Stock and one-fifth of one (1) Domesticated Acquiror Public Warrant;
WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (a) the Company will merge with and into Acquiror, the separate corporate existence of the Company will cease and Acquiror will be the Surviving Corporation (as defined below) (the “Merger”) and (b) the Surviving Corporation will change its name to “H2B2 Electrolysis Technologies, Inc.”;
WHEREAS, the Parties intend that, for United States federal and applicable state and local income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (the “Intended U.S. Tax Treatment”), to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3;
WHEREAS, the Parties intend that, for Spanish tax purposes, the Merger will qualify as a “fusión” within the meaning of Section 76.1 of the Spanish Corporate Income Tax Act (Law 27/2014, dated November 27, 2014, on Corporate Income Tax (Ley 27/2014, de 2 de noviembre, del Impuesto sobre Sociedades)) (the “Spanish CIT Act”), benefiting from the tax treatment provided in Title VII, Chapter VII, of the Spanish CIT Act, and in particular, Section 77.1.e), 78.1 and 81 thereunder (the “Intended Spanish Tax Treatment”);
WHEREAS, the Board of Directors of the Company (the “Company Board”) has: (a) determined that this Agreement and the other documents contemplated hereby to which the Company is a party and the transactions contemplated hereby and thereby are advisable and in the best interests of the Company and the Company Stockholders; (b) authorized and approved the execution, delivery and performance by the Company of this

Agreement and the other documents contemplated hereby to which the Company is a party and the transactions contemplated hereby and thereby; and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby to which the Company is a party and the transactions contemplated hereby and thereby by the Company Stockholders;
WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company and the Requisite Company Stockholders have executed and delivered to Acquiror a company support agreement (the “Company Support Agreement”), pursuant to which the Requisite Company Stockholders have agreed to, among other things, vote in favor of the adoption and approval of this Agreement and the other documents contemplated hereby for which the approval of the Requisite Company Stockholders is required, and the transactions contemplated hereby and thereby;
WHEREAS, the Board of Directors of Acquiror (the “Acquiror Board”) has (a) determined that this Agreement and the other documents contemplated hereby to which Acquiror is a party and the transactions contemplated hereby and thereby are advisable and in the best interests of Acquiror and Acquiror Shareholders (as defined below); (b) authorized and approved the execution, delivery and performance by Acquiror of this Agreement and the other documents contemplated hereby to which Acquiror is a party and the transactions contemplated hereby and thereby; and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby to which Acquiror is a party and the transactions contemplated hereby and thereby by the Acquiror Shareholders;
WHEREAS, in furtherance of the Merger and in accordance with the terms hereof and Acquiror’s Governing Documents (as defined below), Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock (as defined below) redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents in connection with obtaining the Acquiror Shareholder Approval (as defined below);
WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, RMG Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), has executed and delivered to the Company the Sponsor Support Agreement (as defined below), pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby to which Acquiror is a party and the transactions contemplated hereby and thereby; and
WHEREAS, at the Closing, Acquiror, the Sponsor and certain of the Company Stockholders shall enter into (a) an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing, and (b) Lock-Up Agreements (the “Lock-Up Agreements”) substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror and the Company agree as follows:
ARTICLE I

CERTAIN DEFINITIONS
Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror Benefit Plan” has the meaning specified in Section 5.16.
“Acquiror Board” has the meaning specified in the Recitals hereto.
“Acquiror Class A Shares” means, prior to the Domestication, Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Shares” means prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror.
“Acquiror Closing Statement” has the meaning specified in Section 2.4(c).
“Acquiror Common Stock” means (a) collectively, prior to the Domestication, Acquiror Class A Shares and Acquiror Class B Shares, and (b) from and following the Domestication but prior to the Closing, Domesticated Acquiror Class A Stock and Domesticated Acquiror Class B Stock.
“Acquiror Cure Period” has the meaning specified in Section 10.1(c)(iv).
“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.
“Acquiror Financial Statements” means the audited balance sheet as of December 31, 2022, and the related audited statements of operations, changes in shareholder’s equity (deficit) and cash flows of Acquiror for the year ended December 31, 2022, together with the auditor’s reports thereon.
“Acquiror Fundamental Representations” means the representations and warranties made pursuant to Section 5.1 (Acquiror Organization), Section 5.2 (Due Authorization), Section 5.11 (Capitalization of Acquiror) and Section 5.12 (Brokers’ Fees).
“Acquiror Private Warrant” means, prior to the Domestication, a warrant to purchase one (1) Acquiror Class A Share at an exercise price of $11.50 issued to the Sponsor.
“Acquiror Public Warrant” means, prior to the Domestication, a warrant to purchase one (1) Acquiror Class A Share at an exercise price of $11.50 that was included in the Acquiror Units sold as part of Acquiror’s initial public offering.
“Acquiror SEC Filings” has the meaning specified in Section 5.5.
“Acquiror Securities” has the meaning specified in Section 5.11(a).
“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Shares to redeem all or a portion of Acquiror Class A Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.
“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.
“Acquiror Shareholder Approval” means the approval of (a) those Transaction Proposals identified in clauses (i), (ii) and (iii) of Section 8.2(b), in each case, by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of Acquiror Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at the Acquiror Shareholders’ Meeting; (b) those Transaction Proposals identified in clauses (iv), (v), (vi), and (x), of Section 8.2(b), in each case, by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Acquiror Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at the Acquiror Shareholders’ Meeting; (c) the Transaction Proposal identified in clause (vii) of Section 8.2(b), by an ordinary resolution of the Acquiror Class B Shares, being the affirmative vote of the holders of at least a majority of the issued and outstanding Acquiror Class B Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at the Acquiror Shareholders’ Meeting; and (d) those Transaction Proposals identified in clauses (viii) and (ix) of Section 8.2(b) or any other proposals to be proposed to the Acquiror Shareholders, in each case, by the requisite approval required under Acquiror’s Governing Documents, the Companies Act or other applicable Law.
“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.
“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Transaction Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by Acquiror or any of its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) any and all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, capital markets advisors, investment banks, attorneys, accountants and other advisors and service providers, including, for the avoidance of doubt, any outstanding amounts under any Working Capital Loans (which, for the avoidance of doubt, shall be repaid in cash and not converted into warrants of the Surviving Corporation, in each case, of Acquiror or any of its Affiliates as of the Closing) and the Administrative Services Agreement; (b) any premiums, costs and expenses incurred under Acquiror’s directors’ and officers’ liability insurance policies; (c) any fees, costs and expenses relating to Acquiror’s due diligence on the Company and its Subsidiaries; (d) any fees, costs, expenses and disbursements of Acquiror’s accountants, Tax advisors and external auditors; (e) Acquiror’s ongoing SEC reporting and Nasdaq listing and compliance costs and expenses (including any attorneys’ fees in connection therewith); (f) fees, costs and expenses in connection with any press releases or public announcements issued by Acquiror or any of its Affiliates; and (g) accounting, tax and administrative costs and expenses of RMG Acquisition Management (but excluding any Taxes of RMG Acquisition Management), but excluding any Company Transaction Expenses, in each case as set forth on the Acquiror Closing Statement to be delivered by Acquiror to the Company pursuant to Section 2.4(c).
“Acquiror Unit” means the units issued by Acquiror at the time of the initial public offering of Acquiror, each consisting of one (1) Acquiror Class A Share and one-fifth (1/5th) of one Acquiror Public Warrant.
“Acquiror Warrants” means the Acquiror Public Warrants and the Acquiror Private Warrants, collectively.
“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby, including any Capital Raise Transaction, and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries or (ii) fifteen percent (15%) or more of any class of equity or voting securities of (1) the Company or (2) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of (i) the Company or (ii) one (1) or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one (1) or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries.
“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding, investigation, subpoena or request for information, by or before any Governmental Authority.
“Administrative Services Agreement” means that certain Administrative Services Agreement, dated as of February 4, 2021, by and between Acquiror and RMG Acquisition Management.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Aggregate Closing Date Merger Consideration” means a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (i) the Closing Date Purchase Price by (ii) $10.00.
“Aggregate Fully Diluted Company Common Stock” means, without duplication, the aggregate (a) number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time including after giving effect to any Capital Raise Transaction, plus (b) maximum number of shares of Company Common Stock that would be issuable upon the exercise in full of all Company Options (whether vested or unvested) that are outstanding immediately prior to the Effective Time.
“Agreement” has the meaning specified in the Preamble hereto.
“Agreement End Date” has the meaning specified in Section 10.1(b)(ii).
“Ancillary Agreements” has the meaning specified in Section 11.10.
“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws in any jurisdiction.
“Antitrust Authority” means the Antitrust Division of the United States Department of Justice, or the United States Federal Trade Commission.
“Ardachon Proceedings” has the meaning set forth on Section 1.1(a) of the Company Disclosure Letter.
“Ardachon Share Acquisition” means the acquisition of Company Common Stock by the Company in connection with the Ardachon Proceedings.
“Audited Financial Statements” has the meaning specified in Section 4.11(a).
“AVR Option Amount” means $2,000,014.
“Base Purchase Price” means $750,000,000.
“Business Combination” has the meaning set forth in Article 1 of Acquiror’s Governing Documents as in effect on the date hereof.
“Business Combination Proposal” means any offer, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Madrid, Spain, or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains incorporated in Cayman Islands) are authorized or required by Law to close.
“Capital Raise Amount” means the aggregate amount of capital actually raised by the Company, any of its Subsidiaries, or any special purpose vehicle or other entity in which the Company holds, directly or indirectly any Equity Interest, at or prior to the Closing through any Capital Raise Transaction, but excluding, for the avoidance of doubt, (a) any capital actually raised by the Company or any of its Subsidiaries utilized or to be utilized for the Ardachon Share Acquisition and (b) any cash available in the Trust Account following the Acquiror Shareholder Meeting (after deducting the amount required to satisfy the Acquiror Share Redemption Amount).
“Capital Raise Investor” means any Person that has entered into a legal, valid and binding commitment to acquire or subscribe securities of the Company, any of its Subsidiaries, or any special purpose vehicle or other entity in which the Company holds, directly or indirectly any Equity Interest, in each case in any Capital Raise Transaction.
“Capital Raise Transaction” means (a) any sale or other issuance of Equity Interests or any debt instruments exercisable for or convertible into Company Common Stock or other equity interests of the Company, any of its Subsidiaries, or any special purpose vehicle or other entity in which the Company holds, directly or indirectly any Equity Interest (including, without limitation, any shares of capital stock, securities convertible into or exchangeable for shares of capital stock, or warrants, options or other rights for the purchase or acquisition of such shares, and other ownership or profit interests, whether voting or non-voting, and convertible notes or similar convertible or exercisable debt instruments), for cash occurring at any time, whether in a single transaction or a series of transactions, during the period commencing on or after the date of this Agreement and ending at or prior to the Closing, or (b) any Debt Raise Transaction, in each case involving BCW Securities LLC and/or Natixis Partners Iberia, S.A.
“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.
“CFIUS Approval” means (a) the Parties hereto have received written notice from CFIUS that either (i) it has determined that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to the CFIUS regulations or (ii) CFIUS’ review (or, if applicable, investigation) under the CFIUS regulations of the transactions contemplated by this Agreement in response to any notice or declaration submitted to CFIUS by the Parties, has concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that all action under the CFIUS regulations has concluded with respect to the transactions contemplated by this Agreement; or (b) CFIUS shall have sent a report to the President of the United States (“President”) requesting the President’s decision on any notice submitted by the Parties and either (x) the period under the CFIUS regulations during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement shall have expired without the President having taken or announced such a decision or (y) the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the transactions contemplated by this Agreement.
“Change of Control Payment” has the meaning specified in Section 4.11(e).
“Closing” has the meaning specified in Section 2.3(a).
“Closing Date” has the meaning specified in Section 2.3(a).
“Closing Date Purchase Price” means the Base Purchase Price, which shall be subject to upward or downward adjustment solely as follows:
(a) In the event the Company raises capital in any Capital Raise Transaction (other than a Debt Raise Transaction) based on a pre-money valuation at or exceeding the Base Purchase Price, the Base Purchase Price shall be increased on a dollar for dollar basis by an amount equal to (i) the difference between the Base Purchase Price and the actual pre-money valuation of such Capital Raise Transaction, plus (ii) the Capital Raise Amount, plus (iii) the AVR Option Amount;
(b) In the event the Company raises capital in any Capital Raise Transaction (other than a Debt Raise Transaction) based on a pre-money valuation below the Base Purchase Price, the Base Purchase Price shall be (i) decreased by an amount equal to the difference between the Base Purchase Price and the actual pre-money valuation of such Capital Raise Transaction, and increased by (ii) the Capital Raise Amount, plus (iii) the AVR Option Amount, in each case on a dollar for dollar basis;
(c) In the event the Company raises capital in any Debt Raise Transaction based on a Debt Transaction Pre-Money Valuation at or exceeding the Base Purchase Price, the Base Purchase Price shall be increased on a dollar for dollar basis by an amount equal to (i) the difference between the Base Purchase Price and the actual Debt Transaction Pre-Money Valuation, plus (ii) the AVR Option Amount; or
(d) In the event the Company raises capital in any Debt Raise Transaction based on a Debt Transaction Pre-Money Valuation below the Base Purchase Price, the Base Purchase Price shall be (i) decreased by an amount equal to the difference between the Base Purchase Price and the actual Debt Transaction Pre-Money Valuation and (ii) increased by the AVR Option Amount, in each case on a dollar for dollar basis;
provided, that, solely in the event that the Capital Raise Amount exceeds $15,000,000, following any adjustment pursuant to the foregoing clauses (a), (b), (c) or (d), the Closing Date Purchase Price shall be further increased by an additional ten percent (10%), and provided, further, that in the event the Company raises capital in any Debt Raise Transaction where such Debt Raise Transaction consists exclusively of senior debt or any other form of debt for which a pre-money valuation has not been provided (a “Senior Debt Raise Event”), then for a period of fifteen (15) Business Days following execution of definitive agreements relating to such Debt Raise Transaction (the “Resolution Period”), the Parties shall work together in good faith to agree a Closing Date Purchase Price. If, after the Resolution Period, the Parties are unable to agree upon the Closing Date Purchase Price, then the provisions set forth in Section 2.4(f) shall apply.

“Closing Statement” has the meaning specified in Section 2.4(e).
“Code” has the meaning specified in the Recitals hereto.
“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Company” has the meaning specified in the Preamble hereto.
“Company Benefit Plan” has the meaning specified in Section 4.17(a).
“Company Board” has the meaning specified in the Recitals hereto.
“Company Closing Statement” has the meaning specified in Section 2.4(b).
“Company Common Stock” means the shares of common stock, par value $0.00001 per share, of the Company.
“Company Cure Period” has the meaning specified in Section 10.1(d).
“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.
“Company Financial Statements” has the meaning specified in Section 4.11(a).
“Company Fundamental Representations” means the representations and warranties made pursuant to the first (1st) and second (2nd) sentences of Section 4.1 (Company Organization), the first (1st) and second (2nd) sentences of Section 4.2 (Subsidiaries), Section 4.3 (Spanish Subsidiaries), Section 4.5 (Due Authorization), Section 4.9 (Capitalization of the Company), Section 4.10 (Capitalization of Subsidiaries) and Section 4.20 (Brokers’ Fees).
“Company Indemnified Parties” has the meaning specified in Section 7.6(a).
“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; (ii) any change in interest rates or economic, political, business or financial market conditions generally; (iii) the taking of any action required by this Agreement or any Ancillary Agreement; (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (vi) any failure of the Company to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect); (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers); (viii) the announcement of this Agreement and the Ancillary Agreements and consummation of the transactions contemplated hereby and thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or Employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.6 and the condition to Closing with respect thereto); (ix) any matter set forth on the Company Disclosure Letter, (x) any Events to the extent actually known by those individuals set forth on Section 1.3 of the Acquiror Disclosure Letter prior to the date hereof; or (xi) any action taken by, or at the request of, Acquiror or taken or not taken by the Company as required by this Agreement or any Ancillary Agreement; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means any option to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time.
“Company Owned IP” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries.
“Company Registered IP” has the meaning specified in Section 4.25(a).
“Company Stockholder” means any holder of Company Common Stock.
“Company Stockholder Approval” means the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding Company Common Stock pursuant to resolutions adopted by the Requisite Company Stockholders at a duly called special meeting of the Company Stockholders in accordance with the terms and subject to the conditions of the Company’s Governing Documents, the Company Stockholders Agreement and applicable Law.
“Company Stockholders Agreement” means that certain Stockholders’ Agreement regarding H2B2 Electrolysis Technologies, Inc., dated as of August 27, 2021, by and among the Company, Onatrium H2, S.L., Tekpolio, S.L., the Subscribing Stockholders (as defined therein) and the Key Persons (as defined therein).
“Company Support Agreement” has the meaning set forth in Recitals hereto.
“Company Stockholder Meeting” has the meaning specified in Section 8.2(c).
“Company Transaction Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) any and all related fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, vendor due diligence providers (including any provider of vendor due diligence reports), attorneys, accountants and other advisors and service providers; (b) any and all filing fees payable to any Governmental Authority in connection with the transactions contemplated hereby; and (c) any and all related fees, costs, expenses and premium incurred in order to obtain a tax insurance policy (including brokerage fees and costs and external legal counsel) to cover any liability that may accrue from a Spanish tax perspective due to the tax structure implemented to carry out the transactions foreseen in this Agreement, in each case of (a), (b) and (c) as set forth on the Company Closing Statement to be delivered by the Company to Acquiror pursuant to Section 2.4(a).
“Confidential Information” has the meaning specified in Section 6.3.
“Constituent Corporations” has the meaning specified in Section 2.1(a).
“Contracts” means any legally binding written contracts, agreements, subcontracts, leases and purchase orders.
“D&O Indemnified Parties” has the meaning specified in Section 7.6(a).
“Debt Raise Transaction” means any sale or other issuance of debt securities or instruments, or otherwise any incurrence of Indebtedness for borrowed money (including any issuance of senior secured or unsecured notes or junior subordinated notes), by the Company or any of its Subsidiaries, occurring at any time, whether in a single transaction or a series of transactions, during the period commencing on or after the date of this Agreement and ending at or prior to the Closing.
“Debt Transaction Pre-Money Valuation” means an aggregate amount equal to the weighted average of all pre-money valuations (or any subsequent revisions thereof) submitted by Capital Raise Investors in “Phase II” of a Debt Raise Transaction (as such term is defined in the Phase I Process Letter issued in connection with such Debt Raise Transaction), as calculated pursuant to the Debt Transaction Pre-Money Valuation Schedule.

“Debt Transaction Pre-Money Valuation Schedule” means a schedule delivered by the Company to Acquiror pursuant to Section 2.4(a) setting out (a) each and all of the pre-money valuations (or any subsequent revisions thereof) submitted by Capital Raise Investors in “Phase II” of a Debt Raise Transaction and (b) the Debt Transaction Pre-Money Valuation; provided, that, for the avoidance of doubt, if any valuation submitted by a Capital Raise Investor in “Phase II” of a Debt Raise Transaction is presented as a valuation range (and not a fixed amount), the Company shall first calculate a weighted median of such valuation range before calculating the Debt Transaction Pre-Money Valuation.
“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security (including debt securities) convertible or exercisable for or exchangeable into any capital stock or other equity interest in, such Person.
“DGCL” has the meaning specified in the Recitals hereto.
“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.
“Dissenting Shares” has the meaning specified in Section 3.5.
“Dollars” or “$” means lawful money of the United States.
“Domesticated Acquiror Class A Stock” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Class B Stock” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Private Warrant” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Public Warrant” has the meaning specified in the Recitals hereto.
“Domesticated Acquiror Warrants” means, collectively, the Domesticated Acquiror Public Warrants and Domesticated Acquiror Private Warrants.
“Domestication” has the meaning specified in the Recitals hereto.
“Effective Time” has the meaning specified in Section 2.3(b).
“Employee” means any employee, worker or officer of the Company or any Subsidiary of the Company.
“Enforceability Exceptions” has the meaning specified in Section 4.5(a).
“Environmental Laws” means any Law relating to: (a) releases or threatened releases of Hazardous Materials; (b) the presence, manufacture, refining, production, generation, handling, transport, use, treatment, recycling, storage, importing, labeling, testing, disposal, cleanup, or control of Hazardous Materials; (c) pollution or protection of the environment or natural resources; or (d) human health and safety as it relates to the handling of or exposure to Hazardous Materials.
“Environmental Licenses” has the meaning specified in Section 4.27(a).
“Equity Incentive Plan” has the meaning specified in Section 7.8.
“Equity Interests” means with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.
“ERISA” means Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares of Surviving Corporation Common Stock constituting the Aggregate Closing Date Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Stock.
“Export Approvals” has the meaning specified in Section 4.30(a).
“Extension” has the meaning specified in Section 11.6(a).
“Extension Costs” has the meaning specified in Section 11.6(a).
“Extension Proposal” has the meaning specified in Section 7.9.
“Founder Consideration Shares” means a number of shares of Domesticated Acquiror Class B Stock equal to six percent (6%) of (a) (i) in the event there is a PIPE Transaction, the aggregate number of shares of Surviving Corporation Common Stock issued and outstanding on a fully diluted basis immediately following the Effective Time (inclusive of the Founder Consideration Shares) after giving effect to the maximum potential dilution as a result of any Capital Raise Transaction or (ii) in the event there is no PIPE Transaction, the Aggregate Closing Date Merger Consideration, in each case minus (b) the Warrant Exchange Shares issued in connection with the Warrant Exchange.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws or memorandum and articles of association, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.
“Government Official” means any officer or employee of a Governmental Authority, or anyone otherwise acting in an official capacity on behalf of a Governmental Authority.
“Governmental Authority” means any federal, state, national, supranational (including the European Union), regional (including, in Spain, the Autonomous Communities), provincial, municipal, local, or foreign government, governmental authority, supervisory, standard setting, regulatory or administrative agency, governmental commission, department, board, bureau, branch, minister, agency or instrumentality, court or tribunal.
“Governmental Authorization” has the meaning specified in Section 4.7.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, or award, in each case, entered by or with any Governmental Authority.
“Grants” means the public aid, grants, subsidies, and soft loans identified in Section 4.33 of the Company Disclosure Letter.
“H2B2 Group” has the meaning specified in Section 11.18(b).
“Hazardous Material” means any (a) substance, material or waste defined or regulated under Environmental Law as a pollutant or contaminant, or as toxic or hazardous, (b) petroleum or any fraction or product thereof, (c) asbestos or asbestos-containing material, (d) polychlorinated biphenyl, (e) chlorofluorocarbons, (f) per- and polyfluoroalkyl substances, or (g) any other substance which is regulated or which could give rise to liability under Environmental Law due to its deleterious properties.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) all obligations of capitalized lease obligations under GAAP, (c) all obligations for the reimbursement of any obligor (including any accrued and unpaid interest) relating to letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) all obligations in respect of banker’s acceptances issued, (e) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes, credit agreements and similar instruments, (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (g) all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, or services which have been rendered, including “earn outs” and “seller notes”, (h) all obligations secured by a Lien, other than Permitted Liens, on any property of such Person and (i) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (i), and (j) all Indebtedness of another Person referred to in clauses (a) through (j) above guaranteed directly or indirectly, jointly or severally.
“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information and documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.
“Intellectual Property Rights” means any rights in or to any intellectual property throughout the world, including (a) patents, patent applications (including all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof), and supplementary protection certificates; (b) registered and unregistered trademarks, service marks, trade dress, logos, trade names, business names, including any applications, registrations and renewals in connection therewith, and internet domain names; (c) registered and unregistered designs, including any applications, registrations and renewals in connection therewith; (d) registered and unregistered copyrights and other intellectual property rights in works of authorship (whether or not copyrightable), including any registrations and applications for registration, renewals and extensions thereof; (e) intellectual property rights in software; and (f) trade secrets and other intellectual property rights in know-how and confidential or proprietary information (including, but not limited to, in ideas, formulas, compositions, inventions, whether or not patentable or reduced to practice, customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting data (including pricing and cost information)).
“Intended Spanish Tax Treatment” has the meaning specified in the Recitals hereto.
“Intended U.S. Tax Treatment” has the meaning specified in the Recitals hereto.
“Interim Period” has the meaning specified in Section 6.1.
“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export or transfer of information, data, goods and technology, including, the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above, except to the extent inconsistent with U.S. law.
“Investor Objection Notice” has the meaning specified in Section 10.1(c)(iii).
“IRS Website Shutdown” means the shutdown or unavailability on the Closing Date or date of the Domestication of the respective Internal Revenue Service online application portal for (a) Internal Revenue Service Form 8802 or (b) the request or delivery of a new employee identification number with respect to Acquiror, as applicable, during the respective online application portal’s normal operation hours.
“IT Systems” means all computer systems, communications systems, software and hardware (including firmware, peripherals, storage media, networking equipment) and any other information technology equipment owned, leased or licensed by the Company or any of its Subsidiaries and used in the conduct of their business.

“Key Persons” means individually each of the executives of the Company listed in Section 1.1(b) of the Company Disclosure Letter.
“Latham” has the meaning specified in Section 11.18(b).
“Law” means any statute, law, treaty, convention, ordinance, rule, regulation, ruling, order, Governmental Order, circular or action, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.
“Letter of Transmittal” has the meaning specified in Section 3.2(b).
“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of or from a Governmental Authority.
“Lien” means any lien, security interest, mortgage, deeds of trust, pledge, adverse claim, reservation, lease, sublease, covenants, easements, usufruct, right-of-way, servitudes, collateral assignments, conditional sale or other sale agreements, title retention agreements, hypothecations, preemptive right, community property interest, collateral assignment, charge, option, warrant, rights of first offer, rights of first refusal, proxies, voting trusts or similar agreements, or title or transfer restrictions under any equity holder or similar agreement (including, without limitation, any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer or any other restriction attributable of ownership of any asset), or any other encumbrance, restriction or limitation of any kind whatsoever.
“Lock-Up Agreements” has the meaning specified in the Recitals.
“Merger” has the meaning specified in the Recitals hereto.
“Merger Certificate” has the meaning specified in Section 2.1(a).
“Minimum Investment Amount” means $40,000,000, which, for the avoidance of doubt, shall exclude (i) the AVR Option Amount and (ii) any capital raised by the Company or any of its Subsidiaries at or prior to the Closing through any Capital Raise Transaction in connection with the Ardachon Share Acquisition.
“Modification in Recommendation” has the meaning specified in Section 8.2(b).
“Nasdaq” has the meaning specified in Section 5.17.
“Offer Documents” has the meaning specified in Section 8.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.
“Open Source Software” means any software distributed under an Open Source License.
“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries.
“Party” or “Parties” has the meaning specified in the Preamble hereto.
“PCAOB Financial Statements” has the meaning specified in Section 6.4(a).
“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen and other similar Liens arising in the ordinary course of business for amounts not yet due and delinquent or which are being contested in good faith through appropriate Actions and for which adequate reserves have been established in accordance with GAAP, (b) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and are disclosed in the Company Financial Statements, (c) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value nor materially interfere with the present use of the Owned Real Property or Leased Real Property, and (d) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Data” means any information identifying, or capable in combination with other information of identifying, an individual or legal Person, the privacy of which is protected under applicable Law or any information that is defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any applicable Law.
“PIPE Transaction” means a transaction pursuant to which Acquiror enters into subscription, purchase or similar agreements with investors, pursuant to which such investors will agree to purchase Equity Interests of Acquiror with such purchase to be consummated prior to or concurrently with the Closing.
“Preliminary Closing Statement” has the meaning specified in Section 2.4(d).
“Privacy Laws” means the following legislations to the extent applicable from time to time: (a) the California Consumer Privacy Act, (b) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national law supplementing the GDPR, (c) the UK General Data Protection Regulation as defined by the Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, (d) the Spanish Data Protection Act Organic (Law 3/2018, dated December 5, 2018, on the Protection of Personal Data and Guarantee of Digital Rights), (e) the Spanish E-Commerce Act (Law 34/2002, dated July 11, 2002, on Information Society Services and Electronic Commerce), and (f) any other data protection or privacy laws, regulations, regulatory requirements, or mandatory guidance applicable to the processing of Personal Data (as amended and/or replaced from time to time).
“Prospectus” has the meaning specified in Section 11.1.
“Proxy Statement” has the meaning specified in Section 8.2(a)(i).
“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).
“Q1 Unaudited Financial Statements” has the meaning specified in Section 6.4(b).
“Q2 Unaudited Financial Statements” has the meaning specified in Section 6.4(c).
“Real Property Leases” has the meaning specified in Section 4.24(b)(ii).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” has the meaning specified in Section 8.2(a)(i).
“Reimbursement Fee” means $3,300,000.
“Related Person” has the meaning specified in Section 4.35.
“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.
“Requisite Company Stockholders” means holders of Company Common Stock representing the majority of the outstanding Company Common Stock.
“RMG Acquisition Management” means RMG Acquisition Management LLC, a Delaware limited liability company and an Affiliate of Acquiror.
“RMG Group” has the meaning specified in Section 11.18(a).
“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any Sanctions Laws (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic).
“Sanctioned Person” means any Person that is the target of Sanctions Laws, including any Person (a) identified in any Sanctions Laws-related list of Persons maintained by (i) the United States (including the United States Department of the Treasury’s Office of Foreign Assets Control and the United States Department of State), (ii) the United Kingdom, (iii) the United Nations Security Council, or (iv) the European Union or any

European Union member state, (b) any Person located, organized, or resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country, and (c) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (a) or (b), either individually or in the aggregate.
“Sanctions Laws” means all applicable trade, economic and financial sanctions Laws administered, enacted, or enforced from time to time by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (b) the European Union and any European Union member state, (c) the United Nations, or (d) the United Kingdom.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Skadden” has the meaning specified in Section 11.18(a).
“Social Security” means any Governmental Authority in each relevant jurisdiction which is in charge of (a) worker’s protection; (b) pensions; and (c) social welfare or equivalent functions, as applicable.
“Spanish CIT Act” has the meaning specified in the Recitals hereto.
“Spanish Companies Act” means the Spanish Royal Legislative Decree 1/2010, dated July 2, 2010, whereby the amended and restated Spanish Companies Act was approved (Real Decreto Legislativo 1/2010, de 2 de julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital).
“Spanish Insolvency Act” means the Spanish Royal Legislative Decree 1/2020, dated May 5, 2010, whereby the amended and restated Spanish Insolvency Act was approved (Real Decreto Legislativo 1/2020, de 5 de mayo, por el que se aprueba el texto refundido de la Ley Concursal).
“Spanish Subsidiaries” means, jointly or individually, as applicable, H2B2 Electrolysis Technologies, S.L.U., H2B2 O&M, S.L.U., and H2B2 Corp, S.L.U.
“Sponsor” has the meaning specified in the Recitals hereto.
“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror, the other Persons named therein and the Company, as amended or modified from time to time.
“Subsequent Capital Raise Transaction” has the meaning specified in Section 10.2(b)(ii).
“Subsidiary” means, (a) with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member and (b) with respect to the Company only, in addition to any Subsidiary falling under clause (a) above, any corporation, partnership, joint venture, business, trust, special purpose vehicle or other Person owned, directly or indirectly, by the Company.
“Surviving Corporation” has the meaning specified in Section 2.1(b).
“Surviving Corporation Board” has the meaning specified in Section 8.7(a).
“Surviving Corporation Common Stock” means the shares of common stock, par value $0.0001 per share, of the Surviving Corporation.
“Surviving Corporation Option” has the meaning specified in Section 3.3(a).
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Terminating Acquiror Breach” has the meaning specified in Section 10.1(c)(iv).
“Terminating Company Breach” has the meaning specified in Section 10.1(d).
“Top Customers” has the meaning specified in Section 4.32(a).
“Top Vendors” has the meaning specified in Section 4.32(b).
“Transaction Proposals” has the meaning specified in Section 8.2(b).
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“Treasury Share” has the meaning specified in Section 3.1(a)(i).
“Trust Account” has the meaning specified in Section 11.1.
“Trust Agreement” has the meaning specified in Section 5.8.
“Trustee” has the meaning specified in Section 5.8.
“Valuation Firm” has the meaning specified in Section 2.4(f)(i).
“Warrant Agreement” means the Warrant Agreement, dated as of February 4, 2021, between Acquiror and Continental Stock Transfer & Trust Company.
“Warrant Agreement Amendment” has the meaning specified in Section 7.10.
“Warrant Conversion Approval” means the adoption and approval of the Warrant Agreement Amendment and the Warrant Exchange by the affirmative vote of (a) holders of at least sixty-five percent (65%) of the issued and outstanding Acquiror Public Warrants and (b) holders of at least sixty-five percent (65%) of the issued and outstanding Acquiror Private Warrants, in each case pursuant to resolutions adopted at a duly called meeting of holders of Acquiror Public Warrants and Acquiror Private Warrants in accordance with the terms and subject to the conditions of the Warrant Agreement.
“Warrant Exchange” has the meaning specified in Section 7.10.
“Warrant Exchange Shares” has the meaning specified in Section 7.10.
“Working Capital Loans” means the outstanding loans made to Acquiror by the Sponsor, an Affiliate of the Sponsor, RMG Acquisition Management, or any of Acquiror’s officers or directors as of the Effective Time as set forth on Section 1.1 of the Acquiror Disclosure Letter, for the purpose of financing costs and expenses incurred in connection with Acquiror’s initial public offering of its securities or a Business Combination as well as the continued working capital expenditures of Acquiror.
Section 1.2 Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(e) The term “actual fraud” means, with respect to a Party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other Party to this Agreement rely thereon to its detriment.
Section 1.3 Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company means the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror means the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.
ARTICLE II

THE MERGER; CLOSING
Section 2.1 The Merger.
(a) Upon the terms and subject to the conditions set forth in this Agreement, and at least one (1) Business Day following the Domestication, the Company shall be merged with and into Acquiror, with Acquiror being the surviving corporation in the Merger (Acquiror and the Company sometimes being referred to herein as the “Constituent Corporations”). The Merger shall be consummated in accordance with this Agreement, and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.
(b) Upon consummation of the Merger, the separate corporate existence of the Company shall cease and Acquiror, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL.
Section 2.2 Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; provided, however, that all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.
Section 2.3 Closing; Effective Time.
(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the date which is five (5) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Acquiror and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).
Section 2.4 Pre-Closing Deliverables.
(a) As soon as reasonably practicable following completion of the Capital Raise Transaction, the Company shall prepare and deliver to Acquiror a statement setting forth the Company’s good faith calculation of the (i) Capital Raise Amount and (ii) in the event that a Debt Raise Transaction has been consummated, the Debt Transaction Pre-Money Valuation Schedule, in each case in reasonable detail to allow Acquiror to deliver the Preliminary Closing Statement pursuant to Section 2.4(d).
(b) At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Acquiror a statement setting forth the Company’s good faith estimate and calculation of the Company Transaction Expenses as of the Closing Date (in reasonable detail and with supporting documentation), including the respective amounts and wire transfer instructions for the payment of all Company Transaction Expenses, together with corresponding invoices therefor (the “Company Closing Statement”).
(c) At least five (5) Business Days prior to the Closing Date, Acquiror shall prepare and deliver to the Company a statement setting forth Acquiror’s good faith estimate and calculation of the (i) aggregate amount paid or payable in connection with all Acquiror Share Redemptions (and total cash proceeds from the Trust Account remaining following the Acquiror Share Redemptions), (ii) the amount of Warrant Exchange Shares utilized in the Warrant Exchange, and (iii) Acquiror Transaction Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation), including the respective amounts and wire transfer instructions for the payment of all Acquiror Transaction Expenses, together with corresponding invoices therefor (the “Acquiror Closing Statement”).
(d) At least four (4) Business Days prior to the Closing Date, the Company shall prepare and deliver to Acquiror a certificate signed by an officer of the Company, dated as of the date of such certificate, setting forth the Company’s good faith calculations of: (A) the Aggregate Fully Diluted Company Common Stock (including the calculation of each component thereof together with reasonable supporting detail and documentation); (B) the Closing Date Purchase Price (including the calculation of each component thereof together with reasonable supporting detail and documentation); (C) the Aggregate Closing Date Merger Consideration (including the calculation of each component thereof together with reasonable supporting detail and documentation); (D) the Founder Consideration Shares; (E) the Exchange Ratio (including the calculation of each component thereof together with reasonable supporting detail and documentation); (F) the number of shares of Surviving Corporation Common Stock that each applicable holder is entitled to receive pursuant to Section 3.1(a) (including the calculation of each component thereof together with reasonable supporting detail and documentation); and (G) the number of shares subject to Surviving Corporation Options that each applicable option holder is entitled to receive pursuant to Section 3.3(a) (including the calculation of each component thereof together with reasonable supporting detail and documentation) (collectively, the “Preliminary Closing Statement”).
(e) Acquiror shall have the right to review and comment on the calculations and estimates set forth in the Preliminary Closing Statement so delivered by the Company pursuant to Section 2.4(d). The Company shall consider in good faith any such comments made by Acquiror, and the Company and Acquiror shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Preliminary Closing Statement (including any updates or revisions thereof). The Company shall, and shall cause its Representatives to, cooperate in good faith with Acquiror and its Representatives in the review of the Preliminary Closing Statement (including engaging in good faith discussions related thereto) and revise the Preliminary Closing Statement if necessary to reflect Acquiror’s comments. If the Preliminary Closing Statement is so revised, such revised Preliminary Closing Statement, or if Acquiror had no such comments, then the initial Preliminary Closing Statement, shall be deemed to be the final, conclusive and binding “closing statement” of the Parties for the purposes of this Agreement (the “Closing Statement”).
(f) In the event that a Senior Debt Raise Event has occurred in connection with a consummated Debt Raise Transaction, and the Parties fail to reach an agreement with respect to the Closing Date Purchase Price, then:
(i) within ten (10) days of the expiration of the Resolution Period, the Parties shall mutually select and engage a nationally recognized independent valuation firm (the “Valuation Firm”), who, acting as experts and not arbitrators, shall make a determination of the Closing Date Purchase Price. The Parties shall cooperate with the Valuation Firm with the intent to fairly and in good faith resolve all disputes relating to the Closing Date Purchase Price as promptly as reasonably practicable;
(ii) in connection with the Valuation Firm’s review: (A) the Parties shall furnish or cause to be furnished to the Valuation Firm such information and documents as each Party deems relevant, with copies of such submission and all such documents and information being promptly given to the other party; (B) the Valuation Firm shall be permitted to submit written questions of either Party and ask for additional information from either Party relating to the dispute, and any responses by either Party shall be provided in writing to the Valuation Firm, with copies of such responses being promptly given to the other Party; (C) no ex parte communications with the Valuation Firm shall be initiated by either Party; and (D) the Valuation Firm shall make its determination based on the materials it receives in accordance with this Agreement and not pursuant to any independent review (provided that, the foregoing shall not preclude the Valuation Firm from independent research as to the terms of this Agreement). The Valuation Firm may conduct a conference concerning the objections of, and disagreements between, the Parties, at which conference each party shall have the right to (1) present its documents, materials and other evidence (previously provided to the Valuation Firm and the other Party), and (2) have present its advisors, accountants, counsel and other representatives; and
(iii) The Parties shall request that the determination by the Valuation Firm be delivered in a detailed written report to the Parties within thirty (30) days of the engagement of the Valuation Firm, which report shall set forth the Closing Date Purchase Price. The fees and expenses of the Valuation Firm incurred in connection with the final determination of the Closing Date Purchase Price by the Valuation Firm shall be borne by the Acquiror on the one hand, and by the Company, on the other hand, based upon the percentage of the aggregate disputed amounts that is resolved in favor of Acquiror and the Company, respectively, as determined by the Valuation Firm.
Section 2.5 Closing Deliverables.
(a) At the Closing, the Company will deliver or cause to be delivered:
(i) to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;
(ii) to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.7 and Section 8.7), effective as of the Effective Time;
(iii) to Acquiror, written evidence (reasonably satisfactory to Acquiror) of the termination of the Company Stockholders Agreement according to its terms;
(iv) to Acquiror, the Registration Rights Agreement, duly executed by the Company Stockholders party thereto;
(v) to Acquiror, the Lock-Up Agreement, duly executed by the Company Stockholders representing eighty percent (80%) of the shares of Company Common Stock outstanding immediately prior to the Effective Time,

(vi) to Acquiror, if the Ardachon Proceedings shall not have been terminated prior to Closing, a letter agreement addressing the obligations set forth on Section 2.5(a)(vi) of the Company Disclosure Letter; and
(vii) to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(b) At the Closing, Acquiror will deliver or cause to be delivered:
(i) to the Exchange Agent, the Aggregate Closing Date Merger Consideration for further distribution to the Company Stockholders pursuant to Section 3.2;
(ii) to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;
(iii) to the Company, the Registration Rights Agreement and each Lock-Up Agreement, duly executed by duly authorized Representatives of Acquiror and the Sponsor, and the other parties thereto;
(iv) to the Company, the written resignations of all of the directors and officers of Acquiror (other than those Persons identified as the initial directors and officers, respectively, of the Surviving Corporation after the Effective Time, in accordance with the provisions of Section 2.7 and Section 8.7), effective as of the Effective Time;
(v) to the Company, a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation to the Domestication; and
(vi) to the Company, an Internal Revenue Service Form W-9.
Section 2.6 Governing Documents. The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in substantially the form attached as Exhibits A and B hereto upon effectiveness of the Domestication), shall be amended and restated in their entirety at the Effective Time and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation from and after the Effective Time, until thereafter amended or modified as provided therein and under the DGCL.
Section 2.7 Directors and Officers of the Surviving Corporation. The Parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of the Surviving Corporation in accordance with the provisions of Section 8.7 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.7 of the Company Disclosure Letter), respectively, of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation.
ARTICLE III

EFFECTS OF THE MERGER ON ACQUIROR AND COMPANY SECURITIES
Section 3.1 Conversion of Acquiror and Company Securities.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or holders of any of the following securities:
(i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (1) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3(a)), (2) any shares of Company Common Stock held in the treasury of the Company (each such share, a “Treasury Share”) and (3) any Dissenting Shares (which shall be subject to Section 3.5)), shall be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration as determined pursuant to Section 3.1(b);

(ii) each Treasury Share issued and outstanding immediately prior to the Effective Time shall be canceled as part of the Merger and no consideration shall be paid in respect thereto;
(iii) each share of Domesticated Acquiror Class A Stock issued and outstanding immediately prior to the Effective Time shall remain as an issued and outstanding share of Surviving Corporation Common Stock; and
(iv) a number of shares of Domesticated Acquiror Class B Stock equal to the number of Founder Consideration Shares shall convert into issued and outstanding shares of Surviving Corporation Common Stock and the remaining shares of Domesticated Acquiror Class B Stock issued and outstanding shall be canceled as part of the Merger and no consideration shall be paid thereof.
(b) Each holder of issued and outstanding shares of Company Common Stock as of immediately prior to the Effective Time (other than (i) any shares of Company Common Stock subject to Company Options, (ii) Treasury Shares and (iii) Dissenting Shares) shall be entitled to receive a portion of the Aggregate Closing Date Merger Consideration equal to (A) the Exchange Ratio, multiplied by (B) the number of shares of Company Common Stock held by such holder as of immediately prior to the Effective Time.
(c) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Surviving Corporation Common Stock shall be issued in the Merger, and each Person who would otherwise be entitled to a fraction of a share of Surviving Corporation Common Stock (after aggregating all fractional shares of Surviving Corporation Common Stock that otherwise would be received by such Person in connection with the Closing) shall instead have the number of shares of Surviving Corporation Common Stock issued to such Person rounded up to the nearest whole shares of Surviving Corporation Common Stock.
Section 3.2 Exchange Procedures.
(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Closing Date Merger Consideration to the Company Stockholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Domesticated Acquiror Class A Stock equal to the portion of the Aggregate Closing Date Merger Consideration to be paid in shares of Surviving Corporation Common Stock.
(b) Reasonably promptly after the date hereof and prior to the Effective Time, the Surviving Corporation shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock entitled to receive a portion of the Aggregate Closing Date Merger Consideration, as of immediately prior to the Effective Time, whose Company Common Stock will be converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Closing Date Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share of Company Common Stock to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c) Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Closing Date Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Closing Date Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.
(d) Promptly following the date that is one (1) year after the Effective Time, the Surviving Corporation shall instruct the Exchange Agent to deliver to the Surviving Corporation all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Closing Date Merger Consideration that remains unclaimed shall be returned to the Surviving Corporation, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Closing Date Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Common Stock to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and the Surviving Corporation shall promptly deliver, such applicable portion of the Aggregate Closing Date Merger Consideration without any interest thereupon. None of Acquiror, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Closing Date Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares of Company Common Stock shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.3 Treatment of Company Options.
(a) As of the Effective Time, each Company Option that is then outstanding shall be canceled and converted into the right to receive an option to purchase shares of Surviving Corporation Common Stock upon substantially the same terms and conditions as are in effect with respect to the corresponding Company Option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Surviving Corporation Option”), except that (x) such Surviving Corporation Option shall relate to that whole number of shares of Surviving Corporation Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by the Exchange Ratio, and (y) the exercise price per share for each such Surviving Corporation Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.
(b) The Company shall take all necessary actions to effect the treatment of the Company Options pursuant to Section 3.3(a) and the Surviving Corporation shall use commercially reasonable efforts to ensure that no Surviving Corporation Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable registration statement, including Form S-3) of the Surviving Corporation.
Section 3.4 Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company, the Surviving Corporation and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as are required to be deducted and withheld from such amounts under the Code or any other applicable Law; provided, that upon becoming aware of any such deduction or withholding obligation (other than where such deduction or withholding is in respect of amounts treated as compensation under the Code), Acquiror, the Company, the Surviving Corporation or the Exchange Agent, as applicable, shall use reasonable best efforts to provide reasonable advance notice of such withholding to the Person in respect of whom such amounts are intended to be deducted or withheld and shall reasonably cooperate with the relevant Parties in good faith to eliminate or reduce any such required deduction or withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (a) timely remitted to the appropriate Governmental Authority and (b) to the extent duly remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 3.5 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption and approval of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Closing Date Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the

Effective Time into the right to receive the Aggregate Closing Date Merger Consideration in accordance with Section 3.1(a) upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter delivered to Acquiror by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), in each case, the Company represents and warrants to Acquiror as follows:
Section 4.1 Company Organization. The Company has been duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.2 Subsidiaries. A complete list of each Subsidiary of the Company, including with respect to each Subsidiary (a) its jurisdiction of incorporation, formation or organization, as applicable, (b) its authorized, issued and outstanding shares or other equity interests (if applicable), and (c) the ownership of such equity interests, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly incorporated, formed or organized, as applicable, and are validly existing under the Laws of their jurisdiction of incorporation, formation or organization, as applicable, and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of each Subsidiary of the Company, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to its and the Company’s business, taken as a whole. Except with respect to the Company’s Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity in, any other corporation, partnership, joint venture or business association or other entity.
Section 4.3 Spanish Subsidiaries. None of the Spanish Subsidiaries are subject to any mandatory cause for dissolution pursuant to Section 363 of Spanish Companies Act.
Section 4.4 Insolvency. No order has been made, petition presented or meeting (of equityholders or otherwise) convened for the bankruptcy, winding up (voluntary or mandatory) or granting of pre-insolvency protection under the relevant applicable Laws (including, without limitation, the Spanish Insolvency Act) or for the appointment of any provisional liquidator or in relation to any other process whereby the assets of the Company or any of its Subsidiaries are distributed amongst its creditors or shareholders or other contributors, and there are no Actions under any applicable bankruptcy, insolvency, reorganization, corporate or similar applicable Law, that would be reasonably likely to justify any such cases or Actions. No receiver or trustee has been appointed in respect of the whole or any part of any of the property or assets of the Company or any of its Subsidiaries, nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs and assets of the Company are managed by a person appointed for the purpose by a Governmental Authority). Neither the Company nor any Subsidiary has taken any steps with a view to a suspension of payments or a moratorium of any indebtedness or for the granting of pre-insolvency protection under the Laws of any applicable jurisdiction (including the Spanish Insolvency Act) or has made or is negotiating any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they become due. The Company has provided Acquiror with up-to-date, true and accurate information relating to the Ardachon Proceedings and such information has been completed in all material respects.
Section 4.5 Due Authorization.
(a) Other than the Company Stockholder Approvals, the Company has all requisite company or corporate power, as applicable, and authority to (i) execute and deliver this Agreement and each of the Ancillary Agreements, (ii) subject to the approvals described in Section 4.7 of the Company Disclosure Letter, consummate the transactions contemplated hereby and thereby and (iii) perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents contemplated hereby to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board. This Agreement has been, and on or prior to the Closing, the other documents contemplated hereby to which the Company is a party will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, the other documents contemplated hereby to which the Company is a party will constitute, assuming due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (the “Enforceability Exceptions”).
(b) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other documents contemplated hereby to which the Company is a party and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and the Company Stockholders, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents contemplated hereby to which the Company is a party and the transactions contemplated hereby and thereby and (iii) recommending the adoption and approval of this Agreement and the other documents contemplated hereby to which the Company is a party and the transactions contemplated hereby and thereby by the Company Stockholders. Other than the Company Stockholder Approval, no other corporate action is required on the part of the Company or any of the Company Stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger.
Section 4.6 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.7 and except as set forth on Section 4.6 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company or the Company Stockholders Agreement as in effect on the date hereof, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or trigger vesting or increase the amount of any compensation or benefit payable, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration), or require consent from or notice to the counterparty, under any Contract of the type described in Section 4.16(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, or (e) result in a violation or revocation of Licenses or any Grants, except, in the case of clauses (b) through (e), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the ability of the Company to enter into and perform their obligations under this Agreement or (ii) the business of the Company and its Subsidiaries, taken as a whole.

Section 4.7 Governmental Authorities; Consents. Except as set forth on Section 4.7 of the Company Disclosure Letter, assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby, except for (a) applicable requirements pursuant to the HSR Act; (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby and (c) the filing of the Merger Certificate in accordance with the DGCL.
Section 4.8 Government Authorities; TID U.S. Business. The Company and its Subsidiaries do not (a) produce, design, test, manufacture, fabricate or develop any “critical technologies” as that term is defined as of the date hereof in 31 C.F.R. § 800.215; (b) perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”, as that term is defined as of the date hereof in 31 C.F.R. § 800.212; or (c) maintain or collect “sensitive personal data”, as described as of the date hereof in 31 C.F.R. § 800.241, and have no demonstrated business objective to do so in the future. For the avoidance of doubt, “as that term is defined as of the date hereof” or “as described as of the date hereof” each include, for purposes of the representations in the preceding sentence, the version in effect as of the date hereof of any other statutes, regulations, and other legal authorities cited by the authorities referenced in the preceding sentence.
Section 4.9 Capitalization of the Company.
(a) Except as set forth on Section 4.9(a) of the Company Disclosure Letter, as of the date of this Agreement, the authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock, of which 10,000,000 shares are issued and outstanding as of the date of this Agreement, and there are no other authorized equity interests of the Company that are issued and outstanding. Except as set forth on Section 4.9(a) of the Company Disclosure Letter, all of the issued and outstanding shares of Company Common Stock (w) have been duly authorized and validly issued and are fully paid and non-assessable; (x) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts (including the Company Stockholders Agreement) governing the issuance of such securities; (y) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound (including the Company Stockholders Agreement); and (z) are free and clear of any Liens other than Liens imposed under the Governing Documents of the Company or Permitted Liens.
(b) As of the date of this Agreement, Company Options to purchase 623,966 shares of Company Common Stock (excluding any Company Options that have been granted pursuant to the formula as described in Section 4.9(b) of the Company Disclosure Letter), of which 68,966 are exercisable as of the date of this Agreement (including pursuant to an early exercise feature). Section 4.9(b) of the Company Disclosure Letter includes a true and complete list of each Company Option that is outstanding as of the date of this Agreement, including the Employee, consultant or director of the Company or any of its Subsidiaries who holds such Company Option, the number of shares of Company Common Stock subject thereto, the vesting schedule thereof (including whether the Company Option is subject to an early exercise feature) and the exercise price thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Options are subject to terms that are materially different from those set forth in such forms. Each Company Option was validly issued and properly approved by the Company Board.
(c) Except as set forth in Section 4.9(b) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, restricted stock units, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Common Stock, any other equity interests or equity-related awards, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Common Stock.
Section 4.10 Capitalization of Subsidiaries.
(a) The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries: (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound.
(b) The Company owns of record and beneficially the number of issued and outstanding shares of capital stock or equity interests of such Subsidiaries as set forth on Section 4.2 of the Company Disclosure Letter, free and clear of any Liens other than Liens under the Governing Documents of the Company’s Subsidiaries and Permitted Liens.
(c) There are no outstanding subscriptions, options, restricted stock units, stock appreciation rights, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of any Subsidiary of the Company, any other equity interests or equity-related awards, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of such Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.
Section 4.11 Company Financial Statements.
(a) Attached as Section 4.11(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheets as of December 31, 2022 and December 31, 2021, and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries for the years ended December 31, 2022 and December 31, 2021, together with the auditor’s reports thereon (together with the PCAOB Financial Statements, when delivered pursuant to Section 6.4(a), the “Audited Financial Statements” and, together with (i) the Q1 Unaudited Financial Statements, when delivered pursuant to Section 6.4(b) and (ii) the Q2 Unaudited Financial Statements, if and when delivered pursuant to Section 6.4(c), the “Company Financial Statements”).
(b) Except as set forth on Section 4.11(b) of the Company Disclosure Letter, the Audited Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Unaudited Financial Statements and the Q2 Unaudited Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) have been prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of Q1 Unaudited Financial Statements and the Q2 Unaudited Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) have been prepared from, and in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Proxy Statement/Registration Statement for filing with the

SEC following the date of this Agreement in accordance with Section 6.4, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c) All financial projections with respect to the Company and its Subsidiaries included in the Registration Statement were prepared in good faith using assumptions that the Company believes to be reasonable.
(d) The Company and each Subsidiary have established and maintain a system of internal financial and accounting controls. Such internal financial and accounting controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and with applicable Laws, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and (iii) adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a timely basis.
(e) As of the date hereof, the Company and its Subsidiaries do not have any Indebtedness other than the Indebtedness set forth in the Company Financial Statements and in such amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness), as set forth therein. Except as set forth on Section 4.11(e) of the Company Disclosure Letter, no Indebtedness of the Company or any Subsidiary contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any Subsidiary, (iii) the ability of the Company and its Subsidiaries to grant any Lien on their respective properties or assets or (iv) the consummation of the transactions contemplated by this Agreement. Except as set forth on Section 4.11(e) of the Company Disclosure Letter, no Indebtedness requires the Company or any Subsidiary to make any payment to another Person related to, in connection with, or as a result of the transactions contemplated by this Agreement (a “Change of Control Payment”) or that gives a third party a right to receive or elect to receive a Change of Control Payment.
(f) The Company has not identified, not been made aware of, and has not received written notice from an independent auditor of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or any of its Subsidiaries’ management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
Section 4.12 Books and Records. The books, records and accounts of the Company and of each Subsidiary, including the statutory books of the Company and each Subsidiary (including, but not limited to, minutes books, books of agreements with the sole shareholder, shareholders registry books and/or stock ledgers) since January 1, 2019 or the date on which each Subsidiary was incorporated, whichever is the latest, (a) are in all material respects true, complete and correct; and (b) have been maintained in accordance with good business practices on a basis consistent with prior years and in accordance with applicable Laws, except, in each case of (a) and (b), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 4.13 Undisclosed Liabilities. Except as set forth on Section 4.13 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Company Financial Statements in the ordinary course of business consistent with past practice of the Company and its Subsidiaries or (c) that will be discharged or paid off prior to or at the Closing.
Section 4.14 Litigation and Proceedings. Except as set forth on Section 4.14 of the Company Disclosure Letter, there are no, and for the past three (3) years there have been no: (a) pending or, to the knowledge of the Company, threatened lawsuits or other Actions against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) pending or threatened Actions by the Company or any of the Company’s Subsidiaries against any third party, (c) settlements or similar agreements that impose any outstanding material obligation or restriction on the Company or any of the Company’s Subsidiaries and (d) outstanding

Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.
Section 4.15 Legal Compliance.
(a) As of the date hereof, each of the Company and its Subsidiaries is in material compliance with applicable Law.
(b) The Company and its Subsidiaries maintain a program of policies, procedures, and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company and its Subsidiaries in a manner that violates applicable Law (including money laundering or fraud), and (ii) otherwise provide reasonable assurance that violations of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, or employees will be prevented, detected and deterred.
(c) None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of the current or former officers, directors, managers or senior consultants thereof acting in such capacity has, in the past three (3) years, received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
Section 4.16 Contracts; No Defaults.
(a) Section 4.16(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xxiii) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.16(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its Representatives, together with all amendments thereto.
(i) Any Contracts relating to voting and other rights and obligations of an equity holder of the Company and/or of any of its Subsidiaries;
(ii) Any Contracts relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares in the capital of the Company and/or of any Subsidiary or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares in the capital of the Company or any of its Subsidiaries;
(iii) Any Contract involving the formation of a partnership, joint venture, special purpose vehicle or other similar Person or profit-sharing arrangement;
(iv) Any Contract with any of the Top Customers or the Top Vendors (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Vendor relationship);
(v) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, and any security package granted in connection thereto, in each case, in excess of $250,000;
(vi) Any Contract pursuant to which the Company or any of the Company’s Subsidiaries has provided funds or made any advance, loan, or assumed, guaranteed or agreed to act as a surety with respect to any Indebtedness of any Person;
(vii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $250,000, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are material obligations ongoing, or (B) between the Company and its wholly-owned Subsidiaries;

(viii) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or tangible personal property that involves aggregate payments in excess of $100,000 in any calendar year;
(ix) Any Contracts with any Key Person;
(x) Contracts (other than Contracts with Key Persons, Company Benefit Plans, employee confidentiality and invention assignment agreements, equity documents and Governing Documents) between (1) the Company or any of its Subsidiaries, and (2) any Subsidiary or Affiliate of the Company, or any officer, director or manager (or equivalent) of the Company or any Subsidiary or Affiliate of the Company, any member or stockholder (or equivalent) of the Company or any Subsidiary or Affiliate of the Company, or any employee of the Company or any Subsidiary or Affiliate of the Company, or any member of the immediate family of the foregoing Persons;
(xi) Contracts with any Employee or consultant of the Company or any of the Company’s Subsidiaries (including directors, officers and individual independent contractors) that (A) involve aggregate consideration in excess of $100,000 that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby or (B) otherwise restrict the Company’s or the Company’s Subsidiaries ability to terminate the Contract on thirty (30) days’ notice or less for any reason without paying or providing severance, termination or other similar payments or benefits (other than as required by applicable Law);
(xii) Contracts containing covenants of the Company or any of the Company’s Subsidiaries materially (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business, (B) prohibiting or restricting the Company’s or any of the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area or during any period of time, (C) prohibiting or restricting the Company’s or any of the Company’s Subsidiaries’ ability to purchase or acquire an interest in any other Person, or (D) which otherwise include non-solicitation clauses or covenants not to sue (but excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses);
(xiii) Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union, works council, or other body representing Employees of the Company or any of the Company’s Subsidiaries, on the other hand;
(xiv) Each Contract: (A) pursuant to which the Company or any of its Subsidiaries receives from a third Person a license or the right to use any Intellectual Property Rights or IT Systems material to the business of the Company or any of the Company’s Subsidiaries; or (B) pursuant to which the Company or any of the Company’s Subsidiaries grants to a third Person a license or right to use any Intellectual Property Rights material to the business of the Company or any of the Company’s Subsidiaries, other than, in each case, (1) Contracts granting nonexclusive licenses or rights to use Company Owned IP in the ordinary course of business; (2) shrink-wrap, click-wrap and off-the-shelf software licenses, and other Contracts granting the Company or any of its Subsidiaries a nonexclusive license or other right to use software that is commercially available to the public generally, with one-time or annual license, maintenance, subscription and other fees of less than $100,000; and (3) non-disclosure agreements entered into in the ordinary course of business;
(xv) Any Contract relating to the purchase of engineering or design services, other than those Contracts under which no further services are due;
(xvi) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $250,000 in any calendar year;
(xvii) Any Contract, including without limitation any Grant or cooperative agreement, with any Governmental Authority, including any economic development corporation, to which any the Company or any of the Company’s Subsidiaries is a party that involve payments by or to the Company or the relevant Company’s Subsidiary;

(xviii) All broker, distributor, agency, sales promotion, market research, marketing consulting and advertising Contracts or arrangements that are material to the business of the Company and the Company’s Subsidiaries, individually or in the aggregate, taken as a whole;
(xix) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $250,000 in any calendar year;
(xx) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;
(xxi) Any Contract involving any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;
(xxii) Any Contract which relates to a material settlement of Actions or any other disputes (including any agreement pursuant to which any employment-related claim is settled); and
(xxiii) Any outstanding written commitment to enter into any Contract of the type described in clauses (i) through (xxii) of this Section 4.16(a).
(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.16(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.16(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination, breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).
Section 4.17 Company Benefit Plans.
(a) Section 4.17(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan (other than any individual Company Option award agreement, individual offer of employment letter or individual consulting agreement, in either case, that is consistent in all material respects with the applicable template set forth on Section 4.17(a) of the Company Disclosure Letter and that does not provide any accelerated vesting, retention, change in control or non-statutory severance payments or benefits). For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of ERISA or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any director, officer, manager, individual consultant or Employee of the Company or any of the Company’s Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority. With respect to each Company Benefit

Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan description, including any summary of material modifications, (C) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (D) the most recent non-routine correspondence with any Governmental Authority.
(b) Except as set forth on Section 4.17(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, (ii) all material employer contributions required by Law or by the terms of such Company Benefit Plan have been timely made (to the extent previously due), (iii) each such Company Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing with applicable regulatory authorities and, to the knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iv) each such Company Benefit Plan required to be funded or insured under applicable Law or the terms of such plan is funded or insured (determined using reasonable actuarial assumptions) in compliance with applicable Laws.
(c) Except as set forth on Section 4.17(c) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any Employee, officer or other service provider of the Company or any of the Company’s Subsidiaries to any severance pay or any other compensation or benefits payable or to be provided by the Company or any of the Company’s Subsidiaries, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such Employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Options. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.
Section 4.18 Labor Relations; Employees.
(a) To the extent permitted to be disclosed pursuant to the applicable Law, the Company has furnished or made available to Acquiror a list of all current Employees, individual advisors, individual consultants and individual independent contractors of the Company and of the Company’s Subsidiaries as of the date hereof, setting forth for each such individual (as applicable), the following: (i) name or employee identification number; (ii) title or position (including whether full or part time); (iii) primary work location; (iv) date the commencement of employment or engagement began; (v) current annual base compensation rate; (vi) commission, bonus or other incentive based compensation; and (vii) the identity of the Person that employs or engages each Employee or independent contractor.
(b) (i) Except as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, as of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all current or former Employees, individual advisors, individual consultants and/or individual independent contractors of the Company and any Subsidiary of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company Financial Statements); and (ii) each of the Company and its Subsidiaries have complied in all material respects with its obligations with Governmental Authorities (including Tax and Social Security) and has no debt or deferred payment (other than amounts accrued and not yet due) to Social Security.
(c) Neither the Company nor any Subsidiary of the Company has granted (or has an obligation to grant) any credit, loan or any other kind of financing to their current or former Employees, consultants, advisors or independent contractors which remains outstanding and unpaid as of the date hereof.
(d) No Employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with the Company or any of its Subsidiaries, and no labor union, works council, group of employees, or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the Employees of the Company or its Subsidiaries. In the past three (3) years, there has been no labor organization activity involving any Employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, material grievance, material arbitration, strike, slowdown, work stoppage, picketing, hand billing, lockout or other labor dispute against or affecting the Company or any Subsidiary of the Company.
(e) Each of the Company and its Subsidiaries are, and have been for the past three (3) years in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all applicable Laws respecting terms and conditions of employment, employment practices, health and safety, wages and hours, remote work, applicable collective bargaining agreements, family and medical leave, holiday pay and the calculation of holiday pay, working time, worker classification (with respect to employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, as well as other sums as required by the appropriate Governmental Authority, labor relations, employee leave issues and unemployment insurance, and where required, maintain adequate and up to date records relating to Employees which are required by applicable Law and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.
(f) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, in the past three (3) years, the Company and its Subsidiaries have not received (i) written notice of any unfair labor practice charge or complaint pending or threatened before any Governmental Authority against them, (ii) written notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement, (iii) written notice of any charge or complaint with respect to or relating to them pending before any Governmental Authority responsible for the prevention of unlawful employment practices, (iv) written notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) written notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any Employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(g) To the knowledge of the Company, (i) no Employee has been or is being investigated in connection with any misconduct, nor subject to any disciplinary action in connection with such misconduct that would reasonably be expected to cause any material damage to the reputation or business of the Company or any Subsidiary and (ii) no Employee engaged in any conduct or cover-up of such conduct, or aided or assisted any other person or entity to engage in any conduct that would reasonably be expected to cause or has caused any material damage to the reputation or business of the Company or any Subsidiary or any Employee, including, but not limited to, any conduct constituting sexual misconduct, harassment (including sexual harassment), discrimination or retaliation.
(h) Copies of all material form Contracts, and any Contracts that contain material deviations from such material Contracts, which apply to Employees, consultants or advisors, or independent contractors, have been provided or made available to Acquiror and the Company has not offered, promised or agreed to any future, material variation in any Contract of any Employee, consultant, advisor or independent contractor.
(i) No notice to terminate the contract of employment or services of any key Employee (whether by the Company or its Subsidiaries or the Employee), key individual consultant, individual advisor or individual independent contractor is pending or, to the knowledge of the Company, threatened.
(j) To the knowledge of the Company, in the past three (3) years, no current or former Employee, individual consultant, individual advisor or individual independent contractor of the Company or any of the Company’s Subsidiaries’ is in violation in any material respect of (i) any nondisclosure agreement, restrictive covenant, common law nondisclosure obligation, fiduciary duty and proprietary information agreement or any other agreement with a third party relating to confidential or proprietary information, or intellectual property or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.
(k) Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, Employee, consultant, or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to harassment (including sexual harassment), sexual misconduct or discrimination, by an Employee of the Company or any of the Company’s Subsidiaries. To the knowledge of the Company, in the past three (3) years, no allegations of harassment (including sexual harassment), sexual misconduct or discrimination or cover up of any of the foregoing have been made against an Employee of the Company or any of the Company’s Subsidiaries.
(l) The Company and its Subsidiaries have not (i) engaged in material collective redundancies or layoff, furloughs, employment terminations (other than for cause), “employment loss” or “plant closing”, or effected any collective broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, or comparable event as defined by any applicable Law in respect of the Company or each of the Company’s Subsidiaries, nor have the Company and/or each Subsidiary assumed or incurred in any statutory liability in connection therewith. The Company, taken as a whole with its Subsidiaries, has sufficient Employees to operate the business of the Company and its Subsidiaries as currently conducted.
(m) Except as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not a party to any employment Actions, nor are there any pending or threatened employment Actions against the Company and its Subsidiaries, involving any Employees or other personnel in respect of any accident or injury or in connection with any other matter arising from their contractual relationship with the Company and its Subsidiaries. The Company and its Subsidiaries have no outstanding labor disputes including go-slows, stoppages or grievances with respect to its Employees.
Section 4.19 Taxes.
(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b) The Company and each of its Subsidiaries have withheld from amounts owing to any Employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(c) There are no Liens for any Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(d) No material claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e) There are no Tax audits or other examinations by a Governmental Authority of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing by a Governmental Authority of any request or threat for such an audit or other examination, and there are no waivers, extensions (other than automatic extensions to file Tax Returns) or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling or request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.
(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(j) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment or other fixed place of business in any country other than the country of its organization, or is, or has ever been, subject to corporate income Tax in a jurisdiction outside the country of its organization.
(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(m) All material transactions or arrangements made between or among the Company and any of its Subsidiaries have been made on arms’-length terms, and the Company and each of its Subsidiaries have complied with all material transfer pricing requirements as provided by applicable Law.
(n) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any material adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).
(o) The Company is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
(p) The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment or the Intended Spanish Tax Treatment.
Section 4.20 Brokers’ Fees. Except as set forth on Section 4.20 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries or any of their respective Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.21 Insurance.
(a) Section 4.21(a) of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries, as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation, termination or non-renewal or, to the knowledge of the Company, any written notice relating to or involving any material change in the conditions of insurance outside the ordinary course of business consistent with past practice, has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy.
(b) Except as disclosed on Section 4.21(b) of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the twelve (12) months prior to the date hereof.
Section 4.22 Licenses. The Company and its Subsidiaries have obtained, and maintain, all material Licenses required to permit the Company and its Subsidiaries to own, lease, operate, use and maintain their assets in the manner in which they are now owned, leased, operated, used and maintained, and to conduct the business of the Company and its Subsidiaries as currently conducted, in accordance with applicable Laws. Each material License held by the Company or any of the Company’s Subsidiaries is binding and in full force and effect, and, to the knowledge of the Company, no fact or circumstance exists that would reasonably be expected to prevent each such License, from being timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions upon its expiration. Each of the Company and its Subsidiaries is and has been during the past three (3) years in compliance in all material respects with all such material Licenses. Neither the Company nor any of its Subsidiaries (i) is or has during the past three (3) years been in default or violation in any material respect of any term, condition or provision of any material License to which it is a party, (ii) is or has been during the past three (3) years the subject of any pending or threatened Actions by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, modification or impairment of any material License; or (iii) has received any notice that any Governmental Authority that has issued any material License intends to cancel, revoke, suspend, terminate, limit, condition, modify or not renew any such material Licenses, except to the extent such material License may be amended, replaced or reissued as a result of and as necessary to reflect the transactions contemplated hereby, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. To the knowledge of the Company, no event has occurred with respect to any Licenses that would reasonably be expected to result in the revocation, cancellation or termination of any Licenses.
Section 4.23 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material tangible personal property and leased tangible personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition (ordinary wear and tear excepted) and are suitable for their present use and have been maintained in accordance with generally accepted industry practice.
Section 4.24 Real Property.
(a) None of the Company or any of its Subsidiaries owns any Owned Real Property.
(b) Section 4.24(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, subleases, licenses or occupancy agreements, including all amendments, extensions,

renewals, guaranties, terminations and modifications thereof (collectively, the “Real Property Leases”), such Real Property Leases are valid, binding and enforceable against the Company or the applicable Subsidiary in accordance with their terms, subject to any Enforceability Exceptions, and are in full force and effect, and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror;
(iii) The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, no event has occurred which would reasonably be expected to constitute a material default on the part of the Company or any of the Company’s Subsidiaries under any of the respective Real Property Leases, and there are no material disputes with respect to such Real Property Leases;
(iv) Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property; and
(v) The Real Property Leases constitute all material interests in real property currently used, occupied or held for use in connection with the business of the Company or any of its Subsidiaries.
Section 4.25 Intellectual Property.
(a) Section 4.25(a) of the Company Disclosure Letter contains a true, correct and complete list of all Company Owned IP issued by, registered with or applied for in any Governmental Authority, showing, as applicable, the filing date, expiration date, registration or application number, jurisdiction of application or registration (the “Company Registered IP”). The Company Owned IP is exclusively owned (legally and beneficially) by the Company or its Subsidiaries, free and clear of any Liens other than Permitted Liens.
(b) The Company Registered IP is subsisting. To the knowledge of the Company, the Company Registered IP that has been issued or registered is valid, and there are no Actions pending or, to the knowledge of the Company, threatened, challenging the validity, enforceability, registration, ownership or scope of any Company Owned IP (other than office actions in connection with the prosecution of applications for Company Registered IP). All renewal, maintenance and other fees, and all filings, which are required to be paid or filed in order to maintain the Company Registered IP have been paid and filed within the relevant deadlines, taking into account any applicable grace periods.
(c) To the knowledge of the Company, the Company and its Subsidiaries have complied in all material respects with the terms under which the Company or any of its Subsidiaries uses any Open Source Software and have not used any Open Source Software in manner that would require that the Company or any of its Subsidiaries disclose, distribute or license any material source code which forms part of the Company Owned IP. No software included in Company Owned IP is deposited with a third party under a source code escrow agreement.
(d) During the past three (3) years, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third party in any material respect. To the knowledge of the Company, no third party has been, or is currently infringing, misappropriating or otherwise violating any of the Company Owned IP, and neither the Company nor any of its Subsidiaries has received notice that any third party has infringed, misappropriated, diluted or otherwise violated any of the Company Owned IP, in each case, in any material respect in the past three (3) years.
(e) During the past three (3) years, neither the Company nor any of its Subsidiaries has been party to any Action or given or received written notice of any claim (i) alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted, or otherwise violated the Intellectual Property Rights of a third party in any material respect, (ii) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the material Company Owned IP (other than office actions in connection with the prosecution of applications for Company Registered IP); or (iii) alleging that a third party has infringed, misappropriated, diluted, or otherwise violated the Company Owned IP in any material respect.
(f) The Company and its Subsidiaries have taken and continue to take commercially reasonable measures to preserve the confidentiality of their trade secrets and other material Confidential Information.

Neither the Company nor any of its Subsidiaries has disclosed any material trade secrets or other material Confidential Information to any Person other than to Persons who are subject to a contractual or other legal obligation to preserve and maintain the confidentiality and protect such Confidential Information.
(g) Each Person who has been involved in the creation, invention, development or modification (including improvement) of any Intellectual Property Rights material to the business of the Company or any of its Subsidiaries, that are owned or purported to be owned by the Company or any of its Subsidiaries, has assigned to the Company or any of its Subsidiaries (as applicable) all of such Person’s Intellectual Property Rights in such development, contribution, modification, or improvement except to the extent that such Intellectual Property Rights vest in the Company or its Subsidiaries by operation of Law. Other than as provided for under the terms of a written agreement with the Company or any of its Subsidiaries, no Employee, director, officer, manager, consultant, advisor or independent contractor is entitled to any compensation from the Company or any of its Subsidiaries in relation to such Employee’s, director’s, officer’s, manager’s, consultant’s, advisor’s, or independent contractor’s contribution to the creation, invention, development or modification (including improvement) of any material Company Owned IP.
(h) Except as set forth on Section 4.25(h) of the Company Disclosure Letter, no government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the material Company Owned IP that is used in connection with their respective business.
(i) There have been no physical intrusions or other unauthorized access to the IT Systems which in the past three (3) years have had (or are having) a material adverse effect on the business of the Company and its Subsidiaries. In the past three (3) years, the IT Systems have not malfunctioned, or failed to function, in a manner that materially impacted or disrupted the operations of the Company or its Subsidiaries.
(j) No IT System under the control of the Company or any of its Subsidiaries and, to the knowledge of the Company, no other IT Systems contain any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of such IT Systems or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of software or information or data stored or processed on such IT Systems.
(k) The IT Systems are maintained in all material respects in accordance with customary industry standards and practices. The Company and its Subsidiaries have implemented commercially reasonable data backup, virus protection and cyber security systems, and disaster recovery and business continuity plans, procedures and facilities. The IT Systems are sufficient in all material respects for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries take commercially reasonable measures to maintain and support the IT Systems material to their business and, where the Company has determined, in its reasonable business judgment that such contracts are appropriate, have entered into maintenance and support contracts appropriate to the nature of such IT Systems.
Section 4.26 Privacy and Cybersecurity.
(a) The Company and each of its Subsidiaries complies, and has for the past three (3) years complied, in all material respects with all Privacy Laws and the Company’s and its Subsidiaries’ written privacy policies and contractual commitments relating to the processing of Personal Data, including, to the extent applicable, in relation to maintaining records of processing activities, processing personal data under a valid legal basis, the collection of consents and international transfers of personal data.
(b) The Company and its Subsidiaries take appropriate measures to protect Personal Data in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. The Company and its Subsidiaries conduct appropriate cybersecurity reviews and assessments (including penetration tests and/or vulnerability assessments) and have remediated any and all high-risk/critical identified vulnerabilities.
(c) Neither the Company nor any Subsidiary of the Company has in the past three (3) years (i) experienced any material Personal Data breach or cybersecurity incident, including in which information was stolen or unlawfully accessed or processed, or (ii) received any written notice, request, inspection or complaint or, to the Knowledge of the Company, been subject to any investigation from any Person

(including any Governmental Authority) in relation to their Personal Data processing activities or compliance with Privacy Laws, nor has any such notice or complaint been threatened in writing against the Company or any of its Subsidiaries, with respect to any Personal Data breach or cybersecurity incident. To the Knowledge of the Company, no circumstances exist which are likely to give rise to (i) or (ii).
Section 4.27 Environmental Matters.
(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, for the past three (3) years have been in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining in good standing, and complying in all material respects with all material Licenses required under applicable Environmental Laws for the conduct of its and its Subsidiaries’ business and operations as presently conducted (“Environmental Licenses”). No Action is pending or, to the knowledge of the Company, threatened to revoke, modify, or terminate any such Environmental License. To the knowledge of the Company, no facts, circumstances, or conditions currently exist that could reasonably be expected to adversely affect such continued material compliance with Environmental Laws and Environmental Licenses.
(b) Neither the Company nor its Subsidiaries have manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Material in a manner that has given or would reasonably be expected to give rise to any material Action, liability or obligation of the Company or its Subsidiaries under applicable Environmental Laws. There has been no release of Hazardous Materials at, on, or from any property currently or, during the Company’s or its Subsidiaries’ ownership, operation, or lease of such property, formerly owned, operated or leased by the Company or any of its Subsidiaries, or any property to which the Company or any of its Subsidiaries arranged for the disposal or treatment of Hazardous Materials, that has resulted or could reasonably be expected to result in the Company or any of its Subsidiaries incurring any material liabilities or obligations under applicable Environmental Laws.
(c) Neither the Company nor its Subsidiaries are subject to any outstanding material Governmental Order or Contract with any Governmental Authority or other Person relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the release, investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d) Neither the Company nor its Subsidiaries have expressly assumed by contract any material liabilities or obligations of any Person under any Environmental Laws.
(e) No material Action is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such an Action.
(f) To the knowledge of the Company, there is not located at any properties owned, operated or leased, by the Company or any of its Subsidiaries, any underground storage tanks.
(g) The Company has made available to Acquiror all material, non-privileged environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of its Subsidiaries with, or material liability of the Company or any of its Subsidiaries under Environmental Law or with respect to the presence of Hazardous Materials at any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, in each case which are in the possession or control of the Company or its Subsidiaries.
Section 4.28 Absence of Changes. From the date of the most recent balance sheet included in the Company Financial Statements to the date of this Agreement, (a) the Company has conducted its business in the ordinary course of business in all material respects, (b) the Company has not taken any action that, if taken after the date hereof, would constitute a violation of Section 6.1 (Conduct of Business) and (c) there has not been any Company Material Adverse Effect.

Section 4.29 Anti-Corruption Compliance.
(a) For the past three (3) years, neither the Company nor any of its Subsidiaries, nor any current or former director, officer, or Employee, nor, to the Knowledge of the Company, any agent or other Representative, while acting on behalf of the Company or any of the Company’s Subsidiaries, has corruptly directly or indirectly (i) used any funds for unlawful contributions, gifts, gratuities, entertainment or unlawful expenses related to political activity, (ii) made any unlawful payment or offered, promised or authorized the provision of anything of value, to any foreign or domestic Government Officials (including employees of state-owned enterprises), employees or any foreign or domestic political parties, or other Person for the purpose of influencing any act or decision of such official or of the government to obtain or retain business or direct business to any Person in violation of Anti-Bribery Laws, (iii) made or offered any other payment in violation of Anti-Bribery Laws to any official of any Governmental Authority or other Person, including but not limited to, bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee or commission payments, or (iv) violated any other Anti-Bribery Laws.
(b) For the past three (3) years, each of the Company and its Subsidiaries has instituted and maintains policies and procedures reasonably designed to promote compliance in all material respects with applicable Anti-Bribery Laws.
(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits, litigation, subpoena, complaint, self-disclosure, request for information or any other Action that address any allegations or information concerning possible violations of the Anti-Bribery Laws. Within the previous three (3) years, neither the Company nor any of its Subsidiaries have received any communication in writing or, orally from any Governmental Authority or any other Person (including internal whistleblowers) of any actual or alleged violation, breach or noncompliance by the Company or any of its Subsidiaries, or its respective current or former directors, officers, Employees, agents or other Representatives or other Person acting on behalf of the Company or any of the Company’s Subsidiary of the applicable Anti-Bribery Laws or the Company’s or any of its Subsidiaries’ policies, procedures and controls to prevent corrupt conduct.
Section 4.30 Sanctions and International Trade Compliance.
(a) The Company and its Subsidiaries (i) are, and have been for the past three (3) years, in compliance with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations or other authorizations from, and have made all requisite filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export or transfer of its products and technologies as required under the International Trade Laws or Sanctions Laws (the “Export Approvals”). There are, and have been for the past three (3) years, no pending or threatened claims, complaints, charges, investigations or Actions against the Company, any of the Company’s Subsidiaries, or any of their respective current or former directors or officers (in each case in their capacity as such) related to any International Trade Laws or Sanctions Laws or any Export Approvals.
(b) Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or agents is or has in the past three (3) years been a Sanctioned Person. Neither the Company nor any of its Subsidiaries has engaged in the past three (3) years in any business or dealings, directly or knowingly indirectly, with, involving or for the benefit of any Sanctioned Country or Sanctioned Person, in violation of Sanctions Laws. Since January 1, 2022, neither the Company nor any of its Subsidiaries have engaged in any business, directly or indirectly, in Russia or Belarus.
(c) The Company and its Subsidiaries have in place written policies, procedures, controls and systems reasonably designed to ensure compliance with International Trade Laws and Sanctions Laws.
(d) During the past three (3) years, neither the Company nor any of its Subsidiaries has (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged or apparent act or omission arising under or relating to any International Trade Laws or Sanctions Laws, or (ii) received any notice, request, penalty or citation for any actual or potential non-compliance with International Trade Laws or Sanctions Laws.

Section 4.31 Proxy Statement/Registration Statement. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries, or by any other Person acting on behalf of the Company or any of the Company’s Subsidiaries, in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will, as of the date of the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
Section 4.32 Customers/Vendors.
(a) Section 4.32(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) customers based on the aggregate Euro value the Company or its Subsidiaries actually received from such customer during the period from January 1, 2022 to March 31, 2023 (the “Top Customers”).
(b) Section 4.32(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) vendors based on the aggregate Euro value the Company or its Subsidiaries actually paid to such vendor during the period from January 1, 2022 to March 31, 2023 (the “Top Vendors”).
Section 4.33 Grants; Government Contracts. Except as set forth on Section 4.33 of the Company Disclosure Letter, the Company is not party to: (a) any Grant, (b) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (c) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
Section 4.34 Sufficiency of Assets. Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the tangible assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the tangible assets reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the ordinary course of business.
Section 4.35 Transactions with Related Persons. Except as set forth on Section 4.35 of the Company Disclosure Letter, no officer, director, manager or Employee, the Company or any of the Company’s Subsidiaries, nor any immediate family member (as such term is defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (whether directly or indirectly through an Affiliate (other than the Company or any of the Company’s Subsidiaries) of such Person) (each of the foregoing, a “Related Person”) is presently a party to any Contract, arrangement or commitment with the Company or any of the Company’s Subsidiaries, including any contract or arrangement (a) providing for the furnishing of services by (other than as officers, directors, managers or Employees of the Company or any of the Company’s Subsidiaries), (b) providing for the rental of real property or personal property from or right, tangible or intangible (including Intellectual Property Rights) or (c) otherwise requiring payments to (other than for services or expenses as directors, managers, officers or Employees of the Company or any of the Company’s Subsidiaries in the ordinary course of business consistent with past practice) any Related Person. Except as set forth on Section 4.35 of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries has any outstanding Contract, arrangement or commitment with any Related Person, and no Related Person owns any real property or material tangible personal property, or material Intellectual Property Rights used in the business of the Company or any of the Company’s Subsidiaries.
Section 4.36 No Additional Representation or Warranties. Except as provided in this Article IV, none of the Company, any of its Subsidiaries, any of their respective Affiliates or any of their respective directors, managers, officers, Employees, equityholders, partners, members or other Representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Except as set forth in (a) any Acquiror SEC Filings filed or furnished on or prior to the date hereof (excluding any disclosures in the Acquiror SEC Filings under the headings “Risk Factors”, “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and any other disclosures that are predictive, cautionary or forward-looking in nature and any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8 (Trust Account), Section 5.11 (Capitalization of Acquiror) and Section 5.14 (Taxes)), or (b) in the disclosure letter delivered by Acquiror to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror represents and warrants to the Company as follows:
Section 5.1 Acquiror Organization. Acquiror has been duly incorporated, organized and formed and is validly existing as a corporation or exempted company in good standing under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company or corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Copies of the Governing Documents of Acquiror, as amended to the date of this Agreement and set forth in the Acquiror SEC Filings, are true, correct and complete. Acquiror is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where failure to be so licensed or qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to enter into this Agreement or consummate the transactions contemplated hereby.
Section 5.2 Due Authorization.
(a) Acquiror has all requisite company or corporate power and, subject to obtaining Acquiror Shareholder Approval, authority to (i) execute and deliver this Agreement and each of the Ancillary Agreements, (ii) subject to obtaining the Acquiror Shareholder Approval, consummate the transactions contemplated hereby and thereby and (iii) perform all obligations to be performed by it hereunder and thereunder. The Acquiror Board has (i) determined that this Agreement and the other documents contemplated hereby to which Acquiror is a party and the transactions contemplated hereby and thereby are advisable and in the best interests of Acquiror and Acquiror Shareholders; (ii) authorized and approved the execution, delivery and performance by Acquiror of this Agreement and the other documents to which Acquiror is a party contemplated hereby and the transactions contemplated hereby and thereby; and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby to which Acquiror is a party and the consummation of the transactions contemplated hereby and thereby by the Acquiror Shareholders. No other company or corporate proceeding on the part of Acquiror is necessary to authorize this Agreement and the other documents to which Acquiror is a party contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by Acquiror, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to any Enforceability Exceptions.
(b) Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:
(i) each of those Transaction Proposals identified in clauses (i), (ii) and (iii) of Section 8.2(b) shall require approval by an affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Acquiror Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Acquiror Board and held for such purpose and
(ii) each of those Transaction Proposals identified in clauses (iv), (v), (vi), (vii), (viii), (ix), and (x), of Section 8.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the issued and outstanding shares of Acquiror Common Stock entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Acquiror Board and held for such purpose.
(c) The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and the consummation of the transactions contemplated hereby, including the Closing.
(d) At a meeting duly called and held or by unanimous written resolution, the Acquiror Board has unanimously approved the transactions contemplated by this Agreement as a Business Combination.
Section 5.3 No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and the other documents contemplated hereby by Acquiror and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror is a party or by which Acquiror may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to enter into and perform their obligations under this Agreement.
Section 5.4 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Actions against Acquiror, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror, nor are any assets of Acquiror’s businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, Acquiror is in compliance with all applicable Laws in all material respects. Since its date of incorporation, Acquiror has not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.
Section 5.5 SEC Filings. Acquiror has timely filed all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since February 4, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (a) there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings and (b) to the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation.
Section 5.6 Internal Controls; Listing; Acquiror Financial Statements.
(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer by others within the Acquiror, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since its inception, Acquiror has maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.
(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c) Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements included in the Acquiror SEC Filings (i) fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and (iii) were prepared in all material respects in accordance with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
(d) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror.
(e) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 5.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, and subject to receipt of the Acquiror Shareholder Approval, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror with respect to Acquiror’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, (c) such filings as are contemplated by this Agreement, (d) any filings required with Nasdaq or the SEC with respect to the transactions contemplated hereby, (e) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder and (f) where the failure to obtain such consents, waiver, approvals, authorizations, or to make such designation, declaration, filing or notification, would not, individually or in the aggregate, reasonably be expected to adversely affect the ability of Acquiror to perform or comply with any material obligation under this Agreement or any ancillary agreement hereto to which it is a party or to consummate the transactions contemplated hereby and thereby.
Section 5.8 Trust Account. As of the date of this Agreement, Acquiror has at least $9,184,020.00 in the Trust Account, pursuant to the Investment Management Trust Agreement, dated as of February 4, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than Acquiror Shareholders holding shares of

Acquiror Common Stock sold in Acquiror’s initial public offering who shall have properly elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay (i) Taxes or (ii) payments with respect to all Acquiror Share Redemptions, in each case in accordance with the Acquiror’s Governing Documents, the Prospectus and the Trust Agreement (including with respect to expenses relating to the administration of the Trust Account). The Trust Agreement has not been amended or modified and is a valid and binding obligation of Acquiror and is in full force and effect and is enforceable in accordance with its terms. As of the date hereof, there are no claims or proceedings pending, or to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default or breach or materially delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.
Section 5.9 Absence of Changes. Since April 18, 2023, there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to enter into and perform its obligations under this Agreement. Since April 18, 2023, Acquiror has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.
Section 5.10 No Undisclosed Liabilities. Except (a) for any fees and expenses payable by Acquiror as a result of or in connection with the consummation of the transactions contemplated hereby, (b) for any Working Capital Loans or (c) as set forth in Section 5.10 of the Acquiror Disclosure Letter, there is no liability, debt or obligation or claim or judgment against Acquiror (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (i) reflected or reserved for on Acquiror’s financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.
Section 5.11 Capitalization of Acquiror.
(a) Acquiror is authorized to issue (i) 500,000,000 Acquiror Class A Shares, 918,402 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 Acquiror Class B Shares, of which 12,075,000 shares are issued and outstanding as of the date of this Agreement and (iii) 5,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (x) have been duly authorized and validly issued and are fully paid and nonassessable, (y) were issued in compliance in all material respects with applicable Law and Acquiror’s Governing Documents and (z) were not issued in breach or violation of any preemptive rights, purchase option, call option, right of first refusal, subscription right or any similar right or issued in breach or violation of any Contract to which Acquiror is a party or otherwise bound.
(b) As of the date of this Agreement, (i) 9,660,000 Acquiror Public Warrants and (ii) 8,216,330 Acquiror Private Warrants, are issued and outstanding. All outstanding Acquiror Warrants (x) have been duly authorized and validly issued and are fully paid and nonassessable and constitute the valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to the

Enforceability Exceptions, (y) were offered and issued in compliance with applicable Law and Acquiror’s Governing Documents and (z) were not issued in breach or violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right or issued in breach or violation of any or Contract to which Acquiror is a party or otherwise bound.
(c) Except as set forth in this Section 5.11 or Section 5.11(c) of the Acquiror Disclosure Letter or as contemplated by Acquiror’s Governing Document, this Agreement or the other documents contemplated hereby, (i) Acquiror has not granted any outstanding options, share capital appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, and (ii) there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any Acquiror Securities.
(d) The Acquiror Common Stock to be issued in connection with the transactions contemplated hereby, including the Surviving Corporation Common Stock to be issued as part of Aggregate Closing Date Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.
(e) Acquiror has no Subsidiaries, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.
Section 5.12 Brokers’ Fees. Except fees described on Section 5.12 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.
Section 5.13 Indebtedness. Except for Working Capital Loans or as set forth in Section 5.13 of the Acquiror Disclosure Letter, Acquiror does not have any Indebtedness.
Section 5.14 Taxes.
(a) All material Tax Returns required to be filed by or with respect to Acquiror have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b) Acquiror has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(c) There are no Liens for any Taxes (other than Permitted Liens) upon the property or assets of Acquiror.
(d) No material claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e) There are no Tax audits or other examinations by a Governmental Authority of Acquiror presently in progress, nor has Acquiror been notified in writing by a Governmental Authority of any request or threat for such an audit or other examination, and there are no waivers, extensions (other than automatic extensions to file Tax Returns) or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror.

(f) Acquiror has not made a request for an advance tax ruling or request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.
(g) Acquiror is not a party to or bound by any Tax indemnification or Tax sharing or similar agreement (other than any customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h) Acquiror has not been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i) Acquiror has never been a registered tax resident of the Cayman Islands for Cayman Islands’ tax purposes.
(j) Acquiror (x) is not liable for Taxes of any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (y) has never been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.
(k) No written claim has been made by any Governmental Authority where Acquiror does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(l) Acquiror does not have, and has never had, a permanent establishment or other fixed place of business in any country other than the country of its organization and Acquiror is not, and has never been, subject to corporate income Tax in a jurisdiction outside the country of its organization.
(m) Acquiror has not participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(n) Acquiror will not be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any material adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date or (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing.
(o) Except as contemplated by this Agreement, the Ancillary Agreements, or the transactions contemplated hereby and thereby, Acquiror has not taken any action, and to the knowledge of Acquiror there no facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment or the Intended Spanish Tax Treatment.
Section 5.15 Business Activities.
(a) Since its incorporation, Acquiror has not conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or to which Acquiror is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror.

(b) Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.
(c) As of the date hereof and except as set forth in Section 5.15(c) of the Acquiror Disclosure Letter or as contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), Acquiror is not a party to any Contract with any other Person that would require payments by Acquiror after the date hereof in excess of $250,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans.
Section 5.16 Benefit Plans. Acquiror does not maintain, sponsor or contribute to, or have any actual or contingent obligation or liability under, any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any other plan, policy, program, arrangement or agreement that provides compensation and/or benefits to any current or former employee, officer, director or individual independent contractor thereof (each, an “Acquiror Benefit Plan”), nor does Acquiror have any obligation or commitment to create or adopt any such Acquiror Benefit Plan (except for the Equity Incentive Plan expressly contemplated hereby).
Section 5.17 Nasdaq Stock Market Quotation. The issued and outstanding Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RMGCU.” The issued and outstanding Acquiror Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “RMGC.” The issued and outstanding Acquiror Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “RMGCW.” Acquiror is, and since its inception has been, in compliance with Nasdaq listing and corporate governance rules and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Shares or Acquiror Public Warrants or terminate the listing of Acquiror Class A Shares or Acquiror Public Warrants on Nasdaq. None of Acquiror or its respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Shares or Acquiror Public Warrants under the Exchange Act except as contemplated by this Agreement.
Section 5.18 Proxy Statement/Registration Statement. On the date that the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement will not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in, or omitted from, the Proxy Statement/Registration Statement in reliance upon, and in conformity with, information furnished in writing to Acquiror by, or on behalf of, the Company specifically for inclusion in the Proxy Statement/Registration Statement that were not supplied by, or on behalf of, Acquiror for use therein.
Section 5.19 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its directors, officers, employees, equityholders, partners, members and other Representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its Representatives) or reviewed by Acquiror) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.
Section 5.20 No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, shareholders, stockholders, partners, members or other Representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates and Representatives. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror and its Affiliates and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror or any of its Affiliates, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror and its Affiliates as conducted after the Closing, as contained in any materials provided by Acquiror, or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or other Representatives or otherwise.
ARTICLE VI

COVENANTS OF THE COMPANY
Section 6.1 Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), except (a) as set forth in Section 6.1 of the Company Disclosure Letter, (b) as contemplated by this Agreement or the Ancillary Agreements, (c) in connection with any Capital Raise Transaction, (d) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or (e) as required by Law, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to operate the business of the Company in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except (i) as set forth in Section 6.1 of the Company Disclosure Letter, (ii) as contemplated by this Agreement or the Ancillary Agreements, (iii) in connection with any Capital Raise Transaction, (iv) as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or (v) as required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to:
(a) change or amend the Company Stockholders Agreement, other than in connection with the Capital Raise Transaction;
(b) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries, other than in connection with the matters set forth in Section 4.8(a) of the Company Disclosure Letter;
(c) form or cause to be formed any new Subsidiary of the Company;
(d) make or declare any dividend or distribution to the Company Stockholders or make any other distributions in respect of any of the Company Common Stock or equity interests;
(e) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares of Company Common Stock or any of the Company’s Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;
(f) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for: (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Company Options) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former Employees upon the terms set forth in the underlying agreements governing such equity securities; (ii) the Ardachon Share Acquisition; (iii) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company; (iv) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options; and (v) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the Company Options, in each of clauses (iv) and (v), solely to the extent in accordance with their terms as previously disclosed to Acquiror;
(g) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.16(a) of the Company Disclosure Letter or any Real Property Lease, in each case, other than entry into such agreements in connection with the (i) the Ardachon Share Acquisition, (ii) the Capital Raise Transaction, or (iii) in the ordinary course of business consistent with past practice or as required by Law;
(h) sell, assign, transfer, convey, lease or otherwise dispose of any material portion of tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;
(i) acquire any ownership interest in any real property;
(j) except as otherwise required by Law, existing Company Benefit Plans or existing Contracts listed on Section 4.16(a) of the Company Disclosure Letter, (i) grant any material severance, retention, change in control or termination or similar pay to any Employee, (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries, (iii) hire or engage, or make an offer to hire or engage, any Employee with an annual base compensation of $250,000 or more, (iv) terminate the employment or engagement of any Employee with an annual base compensation of $250,000 or more, other than terminations for cause or due to death or disability, (v) terminate, adopt, enter into or materially amend any Company Benefit Plan, except in the ordinary course of business consistent with past practice, (vi) materially increase the cash compensation or bonus opportunity of any Employee, except in the ordinary course of business consistent with past practice, (vii) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries, (viii) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries or (ix) grant any equity or equity-based compensation to any Employee or other individual service provider of the Company or any of its Subsidiaries;
(k) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(l) (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, the sum of (i) and (ii) not to be in excess of $10,000,000 in the aggregate, in each case, other than in the ordinary course of business consistent with past practice, other than in connection with the Ardachon Share Acquisition;
(m) (i) make or change any material election in respect of material Taxes, (ii) materially amend any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes executed on or prior to the Closing Date or enter into any Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes (other than automatic extensions to file Tax Returns), in each case, if such action would be reasonably expected to have an adverse effect on the Company, Acquiror or any of their Subsidiaries after the Closing Date;
(n) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment or the Intended Spanish Tax Treatment;
(o) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) in excess of $10,000,000, except as such obligations become due in the ordinary course and subject to the terms of each applicable Contract, other than in connection with the Ardachon Share Acquisition or in connection with the Capital Raise Transaction;
(p) issue any additional shares of Company Common Stock or securities exercisable for or convertible into Company Common Stock, other than (i) the issuance of Company Common Stock upon the exercise of Company Options in the ordinary course of business or (ii) in connection with the Capital Raise Transaction;
(q) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);
(r) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, litigation or other Actions, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;
(s) assign, transfer, pledge, sell, or license to any Person rights to any Company Owned IP, or dispose of, abandon, permit to lapse or fail to renew such Intellectual Property Rights, except for the expiration of Company Owned IP in accordance with the applicable statutory term, or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;
(t) modify in any material respect any of the Company’s privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (i) to remediate any security issue, (ii) to enhance data security or integrity, (iii) to comply with applicable Law, or (iv) as otherwise directed or required by a Governmental Authority;
(u) disclose or agree to disclose to any Person (other than Acquiror or any of its Representatives) any material trade secret or any other material confidential or proprietary information of the Company or any of its Subsidiaries other than to Persons who are subject to a contractual, legal, or enforceable ethical obligation to maintain the confidentiality thereof;
(v) Except as set forth on Section 6.1(u) of the Company Disclosure Letter, make or commit to make any capital expenditures in an amount greater than $250,000 in the aggregate;
(w) manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;
(x) other than as required by applicable Law, modify, enter into or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or recognize or certify any labor union, labor organization, works council or group of Employees of the Company or its Subsidiaries as the bargaining representative for any Employees of the Company or its Subsidiaries;
(y) terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;
(z) waive the restrictive covenant obligations of any Employee of the Company or any of the Company’s Subsidiaries;

(aa) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;
(bb) terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s Subsidiaries; or
(cc) enter into any agreement to do any action prohibited under this Section 6.1.
Section 6.2 Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other Representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for Employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and Employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such Representatives may reasonably request; provided that such access shall not include any invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries, including any testing, sampling or analysis of environmental media, without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other Representatives, (x) such information and such other materials and resources relating to any Action initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such Representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Actions or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Actions, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror).
Section 6.3 Confidentiality. The Parties to this Agreement acknowledge that they have and will continue to receive Confidential Information (as defined below) from or regarding the other parties and their respective Subsidiaries, the release of which would be damaging to such other Party. Each Party shall hold in strict confidence any Confidential Information in such Party’s possession, and each such Party shall not disclose such Confidential Information to any Person (including any Affiliates of such Person) other than another Party or a Representative of such Party with a need to know such Confidential Information in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, or otherwise use such Confidential Information for any purpose other than to evaluate, analyze and keep apprised of the other parties’ and their respective Subsidiaries’ businesses and assets; provided that a Party may disclose or use for any purpose any Confidential Information (i) to comply with any Laws (including applicable stock exchange or quotation system requirements) or requests by any Governmental Authority; provided that a Party must notify the other Party promptly of any disclosure of Confidential Information that is required by Law or requested by any Governmental Authority, and any such disclosure of Confidential Information shall be limited to the minimum extent required by Law or requested by such Governmental Authority, (ii) that a Party has also received from a source independent of the other parties hereto on a non-confidential basis and that such Party reasonably believes was obtained by such source without breach of any obligation of confidentiality to the other parties hereto, (iii) that have been or are hereafter independently developed by a Party or its Affiliates or on their behalf without using any of the Confidential Information of the other Party, or (iv) that are or become generally available to the public (other than as a result of a prohibited disclosure by a Party or its Representatives). The term “Confidential Information” means any information pertaining to a Party’s or any of its Subsidiaries’ business that is not available to the public, whether written, oral, electronic, visual form or in any other media, including, but not limited to, trade secrets.
Section 6.4 Preparation and Delivery of Additional Company Financial Statements.
(a) As soon as reasonably practicable following the date hereof, but in any event no later than May 15, 2023, the Company shall deliver to Acquiror audited consolidated balance sheets as of December 31, 2022 and December 31, 2021, and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2022 and December 31, 2021, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a U.S. registrant, including the standards established by the Public Company Accounting Oversight Board (collectively, the “PCAOB Financial Statements”); provided that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 4.11 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.
(b) As soon as reasonably practicable following the date hereof, but in any event no later than June 30, 2023, the Company shall deliver to Acquiror an unaudited consolidated balance sheet as of March 31, 2023 and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the three- (3) month periods ended March 31, 2023 and March 31, 2022, such quarterly financial statements to be subject to a limited review by the Company’s auditors and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a U.S. registrant including the standards established by the Public Company Accounting Oversight Board (the “Q1 Unaudited Financial Statements”); provided that upon delivery of such Q1 Unaudited Financial Statements, the representation and warranties set forth in Section 4.11 shall be deemed to apply to such Q1 Unaudited Financial Statements with the same force and effect as if made as of the date of this Agreement.
(c) If the Effective Time has not occurred prior to August 14, 2023, and this Agreement has not been earlier terminated pursuant to Article X, then as soon as reasonably practicable following August 14, 2023, and by no later than September 15, 2023, the Company shall deliver to Acquiror unaudited consolidated balance sheet as of June 30, 2023, and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the six-(6) month period ended June 30, 2023 and June 30, 2022, such quarterly financial statements to be subject to a limited review by the Company’s auditors and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Q2 Unaudited Financial Statements”); provided that upon delivery of such Q2 Unaudited Financial Statements, the representation and warranties set forth in Section 4.11 shall be deemed to apply to such Q2 Unaudited Financial Statements with the same force and effect as if made as of the date of this Agreement.
(d) The Company shall deliver to Acquiror, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably requested by Acquiror to prepare pro forma financial statements required under federal securities Laws to be included in Acquiror’s filings with the SEC (including, if applicable, the Proxy Statement) that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) and shall cooperate with Acquiror to prepare such pro forma financial statements.
(e) The Company shall use its reasonable best efforts to cause its independent auditors to provide any necessary consents to the inclusion of the Company Financial Statements in Acquiror’s filings with the SEC in accordance with the applicable requirements of federal securities Laws.

Section 6.5 Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its Representatives, not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.
ARTICLE VII

COVENANTS OF ACQUIROR
Section 7.1 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (x) pay as and when due all amounts payable to the Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (y) pay all remaining amounts, less the fees and costs incurred by the Trustee in accordance with the Trust Agreement, then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.2 Nasdaq Listing. From the date hereof through the Effective Time, Acquiror shall remain listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq listing rules, covering the shares of Surviving Corporation Common Stock issuable in the Merger, and shall use reasonable efforts to obtain approval for the listing of such shares of Surviving Corporation Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.
Section 7.3 No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall instruct its Representatives not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective Representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its Representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its Representatives).

Section 7.4 Acquiror Conduct of Business.
(a) During the Interim Period, except (w) as set forth in Section 7.4 of the Acquiror Disclosure Letter, (x) as contemplated by this Agreement (including in connection with any financing arrangement or efforts contemplated by Section 8.6 or in connection with the Domestication) or the Ancillary Agreements, (y) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or (z) as required by Law, Acquiror shall operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except (w) as set forth in Section 7.4 of the Acquiror Disclosure Letter, (x) as contemplated by this Agreement (including in connection with any financing arrangement or efforts contemplated by Section 8.6 or in connection with the Domestication) or the Ancillary Agreements, (y) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or (z) as required by Law, Acquiror shall not:
(i) change, modify or amend the Trust Agreement or the Governing Documents of Acquiror, except as contemplated by the Transaction Proposals;
(ii) (x) make or declare any dividend or distribution to the Acquiror Shareholders or make any other distributions in respect of any of Acquiror’s share capital, (y) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Acquiror’s share capital or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror, other than a redemption of Acquiror Class A Shares made as part of the Acquiror Share Redemptions;
(iii) (A) make or change any material election in respect of material Taxes, (B) amend any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(iv) take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment or the Intended Spanish Tax Treatment. For the avoidance of doubt, following the Domestication (and prior to the Merger), Acquiror shall cease operations in the Cayman Islands, and shall not hold material assets in, or deposited in, persons located in the Cayman Islands, nor carry out any material actions concerning this Agreement and the transactions contemplated hereunder from the Cayman Islands;
(v) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);
(vi) except as contemplated by the Equity Incentive Plan, (A) enter into, adopt or amend any Acquiror Benefit Plan, or enter into any employment contract or collective bargaining agreement that would cover employees of Acquiror following Closing or (B) hire any employee or any other individual to provide services to Acquiror following Closing;
(vii) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (A) fees and expenses, including finder’s fees, for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the Parties agree shall include any Indebtedness in respect of any Working Capital Loan) or (B) any Indebtedness for borrowed money or guarantee incurred in the ordinary course of business consistent with past practice;
(viii) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance (1) of the Aggregate Closing Date Merger Consideration, (2) of Surviving Corporation Options, in each case in accordance with Section 3.3, and (3) in connection with any financing arrangement or efforts contemplated by Section 8.6, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
(ix) enter into any agreement to do any action prohibited under this Section 7.4.
(b) During the Interim Period, Acquiror shall comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror may be a party.
Section 7.5 Domestication.
(a) Subject to receipt of the Acquiror Shareholder Approval, at least one (1) Business Day prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement, in each case, in accordance with the provisions thereof and applicable Law and (b) completing and making and procuring all those filings required to be made with the Cayman Registrar under the Companies Act in connection with the Domestication. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding Acquiror Class A Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Stock; (ii) each then issued and outstanding Acquiror Class B Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class B Stock; (iii) each then issued and outstanding Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Acquiror Unit shall be canceled and will entitle the holder thereof to one share of Domesticated Acquiror Class A Stock and one-fifth of one Domesticated Acquiror Warrant.
(b) At least one (1) Business Day prior to the Effective Time, Acquiror shall take the actions necessary vis-à-vis the relevant Governmental Authority to become a resident taxpayer for purposes of U.S. federal income tax.
Section 7.6 Indemnification and Insurance.
(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the (i) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (ii) Acquiror (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, or Acquiror, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Corporation shall, and shall cause its Subsidiaries to (x) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Surviving Corporation’s and its Subsidiaries’ former and current officers, directors, Employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company or its Subsidiaries, or Acquiror, as applicable, in each case, as of the date of this Agreement, and (y) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. The Surviving Corporation shall assume, and be liable for, each of the covenants in this Section 7.6.
(b) For a period of six (6) years from the Effective Time, the Surviving Corporation shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its Representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Corporation be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premiums currently payable by Acquiror or the Company, as applicable, with respect to such current policies; provided, however, that (i) the Surviving Corporation may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.6 shall be continued in respect of such claim until the final disposition thereof.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on the Surviving Corporation and all successors and assigns of the Surviving Corporation. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall ensure that proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 7.6.
(d) On the Closing Date, the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.
Section 7.7 Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.8 Equity Incentive Plan. Prior to the Closing Date, Acquiror shall approve and adopt an equity incentive plan (the “Equity Incentive Plan”) that provides for grants of awards to eligible service providers, with an initial share reserve that is reasonably satisfactory to Acquiror. Within two (2) Business Days following the expiration of the sixty (60) day period following the date the Surviving Corporation has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, the Surviving Corporation shall file an effective registration statement on Form S-8 with respect to the Surviving Corporation Common Stock issuable under the Equity Incentive Plan, and Acquiror shall maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Equity Incentive Plan remain outstanding.
Section 7.9 Extension. If the Closing shall not have occurred by June 28, 2023, and unless this Agreement has been validly terminated pursuant to Article X, Acquiror shall take, in accordance with applicable Law and the Acquiror’s Governing Documents, all commercially reasonable actions necessary to (a) establish a record date for, give, publish the notice of, convene, schedule and hold a meeting of the Acquiror Shareholders to consider the adoption and approval of an Extension, in each case, on a month-to-month basis up to the earlier of (i) the Closing or (ii) the valid termination of this Agreement pursuant to Article X (the “Extension Proposal”) and (b) obtain approval of the Extension Proposal by the Acquiror Shareholders, in each case of clauses (a) and (b) prior to August 9, 2023.
Section 7.10 Amendment to the Warrant Agreement. On the Closing Date, Acquiror shall amend, or shall cause to be amended, the Warrant Agreement to change (a) all references to Public Warrants and Private Placement Warrants (as such terms are defined in the Warrant Agreement) to Adjusted Public Warrants and Adjusted Private Placement Warrants and (b) all references to Ordinary Shares (as defined in the Warrant Agreement) to Surviving Corporation Common Stock, which shall, following the execution of such Warrant Agreement Amendment, cause (x) each outstanding Acquiror Public Warrant to represent the right to receive 0.075 shares of Surviving Corporation Common Stock, and (y) each outstanding Acquiror Private Warrant to represent the right to receive 0.075 shares of Surviving Corporation Common Stock (such transaction, the “Warrant Exchange”, the amendment to the Warrant Agreement pursuant to this Section 7.10, the “Warrant Agreement Amendment”) and any shares of Surviving Corporation Common Stock issued in connection with the Warrant Exchange, the “Warrant Exchange Shares”).
ARTICLE VIII

JOINT COVENANTS
Section 8.1 HSR Act; Other Regulatory Filings.
(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall use reasonable best efforts to comply with any Information or Document Requests.
(b) Each of the Company and Acquiror shall (and shall cause its Affiliates to) exercise its reasonable best efforts to (i) obtain termination or expiration of any applicable waiting periods under the HSR Act, (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.
(c) Each of Acquiror and the Company shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Authority, or the issuance of any Governmental Order by a Governmental Authority, that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger or the other transactions contemplated hereby.
(d) With respect to all filings, and any other requests, inquiries, or other Action by or from Governmental Authorities, each of the Company and Acquiror shall (and shall cause its Affiliates to) (i) use reasonable best efforts to obtain any necessary or advisable clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement (including the HSR Act and, if advisable, to obtain CFIUS Approval) and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such Party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each Party shall permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with any proposed written communications by such Party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that none of the Parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other Party. Materials required to be provided pursuant to this

Section 8.1(d) may be restricted to outside counsel and may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements, and (iii) to remove references to privileged information. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e) Acquiror and the Company shall not take any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under any Laws (including the HSR Act), including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person. The Parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any Party to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
Section 8.2 Preparation of Proxy Statement/Registration Statement; Acquiror Shareholder Approval.
(a) Preparation of Proxy Statement/Registration Statement.
(i) As promptly as practicable after the execution of this Agreement, (1) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (2) Acquiror shall prepare (with the Company’s reasonable cooperation (including using commercially reasonable efforts to cause its Subsidiaries and Representatives to cooperate)) and file with the SEC a registration statement on Form S-4, or other appropriate form (such registration statement, including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”), in which the Proxy Statement will be included as a prospectus (collectively, the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Acquiror Class A Stock and Domesticated Acquiror Warrants to be issued in exchange for the issued and outstanding Acquiror Class A Shares and Acquiror Warrants, respectively, in the Domestication, and (B) the shares of Surviving Corporation Common Stock that constitute the Aggregate Closing Date Merger Consideration. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders and other equityholders, as applicable, and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any response to comments of the SEC, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or its Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, Acquiror shall advise the Company promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any the receipt of any comments (written or oral) from or request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (1) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (2) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii) Each of Acquiror and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (2) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv) If at any time prior to the Effective Time any information relating to the Company or its Subsidiaries, Acquiror or any of their respective Affiliates, directors, officers or Employees is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.
(v) The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, will also register the resale of the shares of Surviving Corporation Common Stock that constitute the Aggregate Closing Date Merger Consideration.
(b) Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable following confirmation by the SEC that the SEC has no further comments to the Proxy Statement (and in any event within five (5) Business Days after such date), (1) cause the Proxy Statement in definitive form to be disseminated to Acquiror Shareholders in compliance with applicable Law, (2) solely with respect to the Transaction Proposals (as defined below), duly (A) give notice of and (B) convene and hold a general meeting (annual or extraordinary, as appropriate) of Acquiror Shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b), for a date no later than thirty (30) Business Days following the mailing of the Proxy Statement to the Acquiror Shareholders, and (3) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through the Acquiror Board, recommend to the Acquiror Shareholders the (i) approval of the Domestication, (ii) approval of the change of the Surviving

Corporation’s name to “H2B2 Electrolysis Technologies, Inc.,” (iii) amendment and restatement of Acquiror’s Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the mailing of the Proxy Statement to the Acquiror Shareholders) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (iv) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (v) approval of the issuance of shares of Domesticated Acquiror Class A Stock, Domesticated Acquiror Class B Stock and Domesticated Acquiror Warrants in connection with the Domestication, (vi) approval of the issuance of shares of Surviving Corporation Common Stock in connection with the Merger, (vii) the election of directors effective as of the Closing as contemplated by Section 8.7, (viii) approval of the adoption by Acquiror of the Equity Incentive Plan, (ix) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement or correspondence related thereto, (x) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Merger or the other transactions contemplated hereby, and (xi) adjournment or postponement of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or if the Acquiror Board and Company Board mutually determine before the Acquiror Shareholders’ Meeting that it is not necessary or no longer desirable to proceed with any of the foregoing (such proposals in clauses (i) through (xi), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement, with such changes as mutually agreed to by the Parties. The Acquiror Board shall not change, withdraw, withhold, qualify or modify its recommendation to the Acquiror Shareholders that they vote in favor of the Transaction Proposals (together with any change, withdrawal, withholding, qualification or modification of its recommendation to the Acquiror Shareholders described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn or postpone the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided that the Acquiror Shareholders’ Meeting (x) may not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of Acquiror Class A Shares the opportunity to elect redemption of such Acquiror Class A Shares in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.
(c) Company Stockholder Approvals. Within five (5) Business Days following the date of this Agreement, the Company Board shall deliver written notice to the Company Stockholders of a special meeting of the Stockholders (the “Company Stockholder Meeting”) called for the purpose of obtaining the Company Stockholder Approval, with such Company Stockholder Meeting to be held as promptly as reasonably practical, and in any event by no later than June 19, 2023.
Section 8.3 Support of Transaction. Without limiting any covenant contained in Article VI, Article VII or Article VIII, Acquiror and the Company shall each, and the Company shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger and the other transactions contemplated hereby, and (b) take such other action as may be reasonably necessary or as another

Party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1.
Section 8.4 Tax Matters.
(a) The Parties (i) hereby agree and acknowledge that, for U.S. federal and Spanish, and applicable state and local, income Tax purposes, as applicable, it is intended that the Merger qualify for the Intended U.S. Tax Treatment and the Intended Spanish Tax Treatment, (ii) shall not, and shall not permit or cause any of their Affiliates or Subsidiaries, in the case of the Company, to, knowingly take any action, or fail to take any action, prior to or following the consummation of the Merger, that would reasonably be expected to prevent, impair or impede the Intended U.S. Tax Treatment or the Intended Spanish Tax Treatment, as applicable, and (iii) shall not take any position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code). Each Party shall reasonably cooperate with each other and shall use reasonable best efforts to promptly notify the other Party in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended U.S. Tax Treatment or the Intended Spanish Tax Treatment, as applicable.
(b) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.
(c) Prior to the Closing (or as soon as reasonably practicable thereafter in case of an IRS Website Shutdown), Acquiror shall use reasonable best efforts to (i) file an application with the Internal Revenue Service for a new employer identification number; and (ii) prepare and file an Internal Revenue Service Form 8802, in each case with respect to the post-Domestication Acquiror entity. The Parties shall reasonably cooperate with each other in good faith with respect to this Section 8.4(c) and in order to evidence its U.S. resident taxpayer status at the Effective Time.
(d) If, in connection with the preparation and filing of the Proxy Statement/Registration Statement, the SEC (or its staff) requires that Tax opinions be prepared and submitted in such connection, Acquiror and the Company shall use reasonable best efforts to deliver customary Tax representation letters (not to be inconsistent with this Agreement), dated and executed as of the date the Proxy Statement/Registration Statement shall have been declared effective by the SEC, or such other date(s) as reasonably determined by the Tax counsel providing such opinion in connection with the preparation and filing of the Proxy Statement/Registration Statement. If the SEC (or its staff) requires any opinion on the Domestication or other tax consequences to Acquiror Shareholders of the transactions contemplated by this Agreement, Acquiror shall use reasonable best efforts to cause such opinion (as so required or requested) to be provided by one of its advisors. If the SEC (or its staff) requires any opinion on the Intended U.S. Tax Treatment of the Merger or other Tax consequences to Company Stockholders of the transactions contemplated by this Agreement, the Company shall use reasonable best efforts to cause such opinion (as so required or requested) to be provided by one of its advisors.
Section 8.5 Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or acquisitions of shares of Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.
Section 8.6 Cooperation; Consultation. Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, Employees, consultants, counsel, accounts, agents and other Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other Party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in connection with such financing arrangement following the consummation of the transactions contemplated hereby), (b) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company and its Subsidiaries at reasonable times and locations) and (d) consulting and cooperating with, and considering in good faith any feedback from, each Party and its legal and financial advisors with respect to such matters. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.
Section 8.7 Post-Closing Directors and Officers of the Surviving Corporation. Subject to the terms of the Surviving Corporation’s Governing Documents, Acquiror and the Company shall take all such action within their power as may be necessary or appropriate such that immediately following the Effective Time:
(a) the Board of Directors of the Surviving Corporation (the “Surviving Corporation Board”) shall consist of nine (9) directors, which shall initially include:
(i) five (5) director nominees, each of whom shall be “independent” directors for the purposes of Nasdaq, designated by the Company, and all of whom shall be proposed by the Company pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement;
(ii) four (4) director nominees to be designated by the Company pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement;
(b) the Surviving Corporation Board shall have a majority of “independent” directors for the purposes of Nasdaq, each of whom shall serve in such capacity in accordance with the terms of the Surviving Corporation’s Governing Documents following the Effective Time;
(c) The Chief Executive Officer of the Surviving Corporation will be Mr. Anselmo Andrade Fernández de Mesa;
(d) the executive officers of the Surviving Corporation will be the individuals designated by the Company for such roles pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement; and
(e) Acquiror shall, for a one (1) year period following the Closing, be entitled from time to time to appoint one (1) person as an observer on the Board of Directors and to remove any such person so appointed and appoint another person in that person’s place.
Section 8.8 Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of a Party, threatened in writing, against a Party or the Board of Directors of such Party by any of such Party’s stockholders or shareholders prior to the Closing, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status thereof. Such Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, delayed or denied.
Section 8.9 Lock-Up Agreement. The Company shall use its reasonable best efforts to cause each of the Company Stockholders to execute and deliver a counterpart to the Lock-Up Agreement at Closing, subject to the exceptions set forth in Section 2.5(a)(vi) of the Company Disclosure Letter.

ARTICLE IX

CONDITIONS TO OBLIGATIONS
Section 9.1 Conditions to Obligations of Acquiror and the Company. The obligations of Acquiror and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions at or prior to Closing, any one or more of which may be waived in writing by the Parties:
(a) The Acquiror Shareholder Approval shall have been obtained;
(b) The Company Stockholder Approval shall have been obtained;
(c) The Warrant Conversion Approval shall have been obtained;
(d) The waiting period or periods (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;
(e) There shall not be in force any Law enjoining, preventing, prohibiting or making illegal the consummation of the Merger; provided that the Governmental Authority issuing such Law has jurisdiction over the Parties with respect to the transactions contemplated hereby;
(f) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);
(g) The Registration Statement shall have become effective in accordance with the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC that remains in effect, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(h) The shares of Surviving Corporation Common Stock to be issued in connection with the Merger shall have been conditionally approved for listing on Nasdaq; and
(i) The Capital Raise Transaction (including, for the avoidance of doubt, any PIPE Transaction) shall have been consummated with an aggregate Capital Raise Amount equal to at least the Minimum Investment Amount.
Section 9.2 Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:
(a) (i) The representations and warranties of the Company contained in Section 4.9 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement that are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than Section 4.9) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement that are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) There shall not have occurred a Company Material Adverse Effect after the date of this Agreement that is continuing; and
(d) The documentation referred to in Section 2.5(a) shall have been delivered to Acquiror.
Section 9.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a) (i) The representations and warranties of Acquiror contained in Section 5.11 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, (ii) the Acquiror Fundamental Representations (other than Section 5.11) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of Acquiror contained in this Agreement (other than the Acquiror Fundamental Representations) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;
(b) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;
(c) The Domestication shall have been completed as provided in Section 7.5 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and
(d) The documentation referred to in Section 2.5(b) shall have been delivered to the Company or the Exchange Agent, as applicable.
ARTICLE X

TERMINATION/EFFECTIVENESS
Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:
(a) by written consent of the Company and Acquiror;
(b) by the Company or Acquiror:
(i) if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable and has the effect of making consummation of the transactions contemplated by this Agreement and the Ancillary Agreements illegal or otherwise enjoining, preventing or prohibiting consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any Party whose material breach of any provision of this Agreement has been the primary cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of such Law;
(ii) if the Closing shall not have occurred on or prior to March 31, 2024 (the “Agreement End Date”), provided that if at that date the only condition remaining unsatisfied (other than conditions that can only be satisfied or waived at Closing) is Section 9.1(i) and the Company shall have obtained definitive commitments amounting to the Minimum Investment Amount, subject only to closing of such Capital Raise Transaction, then the Agreement End Date shall be extended automatically by an additional three months in order to allow the Capital Raise Transaction to close. The right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to a Party if a breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the primary cause of, or resulted in, the failure of the Closing to occur on or prior to the Agreement End Date (or any extensions thereof); or
(iii) by written notice to the other Party if, such Party disagrees with the final determination of the Closing Date Purchase Price by the Valuation Firm pursuant to Section 2.4(f).
(c) by the Company:
(i) if there has been a Modification in Recommendation;
(ii) if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(iii) by written notice to Acquiror if prior to completion of the Capital Raise Transaction, a Capital Raise Investor or group of Capital Raise Investors, whose legal, valid and binding commitments to fund in such Capital Raise Transaction represent in aggregate at least the Minimum Investment Amount, object to the Merger and the other transactions contemplated hereby by delivering a written notice (an “Investor Objection Notice”) to the Company Board by no later than fifteen (15) days following execution of definitive agreements relating to the Capital Raise Transaction, after which time no Capital Raise Investor shall be entitled to object to the Merger and the other transactions contemplated hereby; provided that, upon receipt of an Investor Objection Notice, the Company shall be required to terminate this Agreement on the tenth (10th) Business Day following receipt of the Investor Objection Notice, unless Acquiror and the Company otherwise agree in writing; or
(iv) prior to the Closing, by written notice to Acquiror if there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period.
(d) by Acquiror,
(i) if prior to the Closing by written notice to the Company from Acquiror if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;
(ii) if the Company Stockholder Approval shall not have been obtained; or
(iii) if a Company Stockholder exercises any right or takes any action or fails to take any action required to satisfy the conditions or any closing deliverables in Section 2.5 that prevents consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.
Section 10.2 Effect of Termination.
(a) Subject to Section 10.2(b), in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, shareholders or stockholders, other than liability of the Company or Acquiror, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement.
(b) Reimbursement Fee.
(i) In the event that this Agreement is terminated by the Company pursuant to Section 10.1(b)(iii) or Section 10.1(c)(iii) and following the date of such termination the Company consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount, then within five (5) Business Days following the consummation of such Capital Raise Transaction, the Company shall pay Acquiror, by wire transfer of same day funds to the account designated by Acquiror, the Reimbursement Fee. This Section 10.2(b)(i) shall survive the termination of this Agreement for any reason.
(ii) In the event that the condition in Section 9.1(i) has not been satisfied, but within six (6) months following the date of termination of this Agreement pursuant to Section 10.1(a) or Section 10.1(b)(ii), the Company or any of its Subsidiaries consummates a capital raise transaction (a “Subsequent Capital Raise Transaction”), which when aggregated with any Capital Raise Transaction entered into prior to termination of this Agreement and completed thereafter, results in proceeds that are equal to or exceed, the Minimum Investment Amount, then the Company shall pay Acquiror the Reimbursement Fee. The Company shall pay the Reimbursement Fee by wire transfer of same-day funds to the account designated by the Acquiror within five (5) Business Days of the consummation of the Subsequent Capital Raise Transaction. This Section 10.2(b)(ii) shall survive the termination of this Agreement for any reason.
(iii) In the event that this Agreement is terminated by Acquiror pursuant to Section 10.1(d)(ii) or Section 10.1(d)(iii) and following the date of such termination the Company consummates a Capital Raise Transaction resulting in proceeds that equal to or exceed the Minimum Investment Amount, then within five (5) Business Days following the consummation of such Capital Raise Transaction the Company shall pay Acquiror, by wire transfer of same day funds to the account designated by Acquiror, the Reimbursement Fee. This Section 10.2(b)(iii) shall survive the termination of this Agreement for any reason.
(c) For the avoidance of doubt, each Party acknowledges that (i) in no event shall the Company be obligated to pay the Reimbursement Fee on more than one occasion, and (ii) in the event that Closing occurs, or the Agreement is validly terminated pursuant to Article X, Section 11.6 shall apply with respect to any Acquiror Transaction Expenses and Company Transaction Expenses (other than in connection with a termination where a Reimbursement Fee is paid pursuant to Section 10.2(b)).
(d) The Company acknowledges that the agreements contained in this Section 10.2 are an integral part of the Merger and the other transactions contemplated by this Agreement, and that, without these agreements, Acquiror would not enter into this Agreement. The Company further acknowledges that the Reimbursement Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Acquiror in the circumstances in which the Reimbursement Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated hereby. Accordingly, if the Company fails promptly to pay the Reimbursement Fee due pursuant to this Section 10.2, and, to obtain such payment, Acquiror commences a suit which results in a judgment against the Company for the amount due pursuant to this Section 10.2, the Company shall pay to Acquiror any and all of its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.
ARTICLE XI

MISCELLANEOUS
Section 11.1 Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated February 4, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public shareholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public shareholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s Governing Documents to modify the substance or timing of the obligation to allow redemption in connection with a Business Combination or to redeem one hundred percent (100%) of Acquiror Class A Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Class A Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 11.1 shall survive the termination of this Agreement for any reason.
Section 11.2 Waiver. Any Party may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.
Section 11.3 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
(i)	If to Acquiror prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

RMG Acquisition Corp. III
57 Ocean, Suite 403, 5775 Collins Avenue
Miami Beach, Florida
Attention:	Philip Kassin
Email:	pkassin@rmginvestments.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, EC2N 4BQ London
Attention:	Lorenzo Corte; Maria Protopapa
Email:	lorenzo.corte@skadden.com
maria.protopapa@skadden.com

(ii)	If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

H2B2 Electrolysis Technologies, Inc.
300 Delaware Ave Ste 210-A
Wilmington, DE 19801
Attention:	Anselmo Andrade; Mario Barragan
Email:	anselmo.andrade@h2b2.es;
mario.barragan@h2b2.es

with copies to (which shall not constitute notice):

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:	Ryan Maierson; Thomas Verity
Email:	ryan.maierson@lw.com
thomas.verity@lw.com
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 11.4 Assignment. Neither Party shall assign this Agreement or any part hereof without the prior written consent of the other Party and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.
Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, shareholders, Affiliates, agents, attorneys, advisors and other Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.
Section 11.6 Expenses.
(a) Subject at all times to Section 11.6(b) below, and except as otherwise set forth in this Agreement (including Section 10.2(b)), each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, the Surviving Corporation shall pay or cause to be paid, at or as soon as reasonably practicable following Closing, by wire transfer of immediately available funds, all accrued and unpaid Acquiror Transaction Expenses and Company Transaction Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by the Surviving Corporation pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

(b) Notwithstanding the terms of Section 11.6(a), and except as otherwise set forth in this Agreement (including Section 10.2(b)), regardless of whether Closing occurs, each of Acquiror and the Company shall bear fifty percent (50%) of any and all fees, costs and expenses paid or payable by Acquiror or any of its Affiliates, or the Company or any of its Subsidiaries, as the case may be, as a result of or in connection with or arising from (i) filing the Proxy Statement/Registration Statement with the SEC, (ii) submitting to Nasdaq a listing application pursuant to Section 7.2 (including any filing fees arising therefrom) and (iii) any filings required under Section 8.1 (including any filing fees payable to any Governmental Authority in connection therewith).
(c) Notwithstanding the terms of Section 11.6(a) and (b), and except as otherwise set forth in this Agreement (including Section 10.2(b)), the Parties agree that if, following the date of this Agreement, Acquiror files with the SEC a proxy statement pursuant to which it shall seek the approval of the Acquiror Shareholders to amend the Governing Documents of Acquiror to extend the deadline by which Acquiror must complete a Business Combination in accordance therewith (an “Extension”), any and all reasonable and documented fees, costs and expenses incurred by Acquiror or any of its Affiliates in connection with obtaining an Extension (including any filing fees payable by Acquiror or any of its Affiliates to any Governmental Authority in connection therewith) (the “Extension Costs”) shall be allocated between the Parties as follows: the Company shall bear fifty percent (50%) of the Extension Costs up to a maximum amount of $250,000 if the Extension is required for reasons that: (i) are not predominantly attributable to the Acquiror; or (ii) that are not predominantly attributable to any of the Parties, including delay by the SEC in reviewing and declaring the Registration Statement effective under the Securities Act (other than where such delay is related to any delay by the Company in delivering the PCAOB Financial Statements pursuant to Section 6.4(a)) or delay in the consummation of the Capital Raise Transaction.
Section 11.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 11.8 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed (including by electronic signature) and delivered in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 11.9 Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.10 Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Sponsor Support Agreement, (c) the Registration Rights Agreement, (d) the Company Support Agreement, and (e) the Lock-Up Agreements (clauses (b), (c), (d) and (e), collectively, the “Ancillary Agreements”) constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or between the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.
Section 11.12 Publicity.
(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any Party; provided that no Party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).
(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Laws, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the Party making the announcement shall use its commercially reasonable efforts to consult with the other Party in advance as to its form, content and timing.
Section 11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.14 Jurisdiction; Waiver of Jury Trial.
(a) Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.14.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.15 Enforcement. The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, neither Party shall allege, and each Party waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 11.16 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:
(a) Solely with respect to the Company and Acquiror, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company and Acquiror as named parties hereto; and
(b) except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder Affiliate, agent, attorney, advisor or other Representative or Affiliate of the Company or Acquiror and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder, Affiliate, agent, attorney, advisor or other Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Acquiror under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
Section 11.17 Non-Survival of Representations, Warranties and Covenants. Except (a) as otherwise contemplated by Section 10.2, or (b) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (i) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (ii) this Article XI.
Section 11.18 Conflicts and Privilege.
(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the Sponsor, the stockholders, shareholders, members or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “RMG Group”), on the one hand, and (ii) the Surviving Corporation and/or any member of the H2B2 Group (as defined below), on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom (UK) LLP and Affiliates (“Skadden”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the RMG Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the RMG Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the RMG Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this

Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the stockholders, shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “H2B2 Group”), on the one hand, and (ii) the Surviving Corporation and/or any member of the RMG Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the H2B2 Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the H2B2 Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the H2B2 Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.
RMG ACQUISITION CORP. III

By:	/s/ Philip Kassin
	Name:	Philip Kassin
	Title:	President and COO
H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

By:
Name:
Title:
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.
RMG ACQUISITION CORP. III

By:
Name:
Title:
H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

By:	/s/ Anselmo Andrade Fernández de Mesa
	Name:	Anselmo Andrade Fernández de Mesa
	Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

ARTICLE I
NAME
The name of the corporation is H2B2 Electrolysis Technologies, Inc. (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is 8 The Green A, in the City of Dover, Kent County, 19901, and the name of its registered agent at such address is A Registered Agent, Inc.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
CAPITAL STOCK
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is  . The total number of shares of Common Stock that the Corporation is authorized to issue is  , having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is  , having a par value of $0.0001 per share.
The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors of the Corporation (the “Board of Directors”). The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
(a) COMMON STOCK.
(i) General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights (preferential or otherwise) and powers of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time.
(ii) Voting.
(1) Except as otherwise provided herein (including any Certificate of Designation (as defined below)) or otherwise required by law, the holders of the shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.
(2) Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.

(3) Except as otherwise provided herein (including any Certificate of Designation) or otherwise required by law, at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.
(4) Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any Certificate of Designation) that relates solely to the rights (preferential or otherwise), powers (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (this “Certificate”) (including any Certificate of Designation) or pursuant to the DGCL.
Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.
(iii) Dividends. Subject to any preferential or other rights of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.
(iv) Liquidation. Subject to any preferential or other rights of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.
(b) PREFERRED STOCK
Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations and relative participating, optional, preferential or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).
The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
(a) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, at each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Certificate, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.
(b) Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall initially be nine (9) directors and thereafter shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Directors shall be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.
(c) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.
(d) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.
(e) Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
(f) In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). Any adoption, amendment or repeal of the Bylaws shall require the approval of a majority of the Board of Directors. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.
(g) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
ARTICLE VI

STOCKHOLDERS
(a) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
(b) Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.
(c) Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
ARTICLE VII

LIABILITY
No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE VIII

INDEMNIFICATION
(a) To the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she or a person for whom he or she is the legal representative is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding; provided that such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Article VIII or otherwise. The rights to indemnification and advancement of expenses conferred by this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article VIII, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article VIII shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c) Any repeal or amendment of this Article VIII by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Article VIII, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d) This Article VIII shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX

FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, solely in the event that the Chancery Court lacks subject matter jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate (as either may be amended from time to time), (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine, (v) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws (including any right, obligation or remedy thereunder) and (vi) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United

States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. This Article IX is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
ARTICLE X

AMENDMENTS
(a) Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.
(b) If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Exhibit B

Amended and Restated

Bylaws of

H2B2 Electrolysis Technologies, Inc.

(a Delaware corporation)

Effective  , 2023

Bylaws of
H2B2 Electrolysis Technologies, Inc.
ARTICLE I

CORPORATE OFFICES
Section 1.1 Registered Office.
The address of the registered office of H2B2 Electrolysis Technologies, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
Section 1.2 Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business and affairs of the Corporation may require.
ARTICLE II

MEETINGS OF STOCKHOLDERS
Section 2.1 Place of Meetings.
Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office, whether within or outside of the State of Delaware.
Section 2.2 Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with Section 2.4. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
Section 2.3 Special Meeting.
Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.
Section 2.4 Notice of Business to be Brought before a Meeting.
(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.
(b) For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and
(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.
For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
Section 2.5 Notice of Nominations for Election to the Board.
(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.
(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.
(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));
(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and
(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).
(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.
(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.
Section 2.6 Notice of Stockholders’ Meetings.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
Section 2.7 Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.
Section 2.8 Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.
Section 2.9 Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
Section 2.10 Voting.
Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.
Section 2.11 Record Date for Stockholder Meetings and Other Purposes.
In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
Section 2.12 Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.
Section 2.13 List of Stockholders Entitled to Vote.
The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.

Section 2.14 Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.
Such inspectors shall:
(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii) count all votes or ballots;
(iii) count and tabulate all votes;
(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
Section 2.15 Delivery to the Corporation.
Whenever this Article II requires one (1) or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.
ARTICLE III

DIRECTORS
Section 3.1 Powers.
Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
Section 3.2 Number of Directors.
Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
Section 3.3 Election, Qualification and Term of Office of Directors.
Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders or residents of the State of Delaware. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

Section 3.4 Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.
Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
Section 3.5 Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.
Section 3.6 Regular Meetings.
Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.
Section 3.7 Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i) delivered personally by hand, by courier or by telephone;
(ii) sent by United States first-class mail, postage prepaid;
(iii) sent by facsimile or electronic mail; or
(iv) sent by other means of electronic transmission,
directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
Section 3.8 Quorum.
At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
Section 3.9 Board Action without a Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.
Section 3.10 Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
ARTICLE IV

COMMITTEES
Section 4.1 Committees of Directors.
The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.
Section 4.2 Committee Minutes.
Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
Section 4.3 Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i) Section 3.5 (place of meetings; meetings by telephone);
(ii) Section 3.6 (regular meetings);
(iii) Section 3.7 (special meetings; notice);
(iv) Section 3.9 (board action without a meeting); and
(v) Section 7.13 (waiver of notice),
with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:
1. the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(vi) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(vii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.
Section 4.4 Subcommittees.
Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
ARTICLE V

OFFICERS
Section 5.1 Officers.
The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.
Section 5.2 Appointment of Officers.
The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.
Section 5.3 Subordinate Officers.
The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.
Section 5.4 Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
Section 5.5 Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.
Section 5.6 Representation of Shares of Other Corporations.
The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.7 Authority and Duties of Officers.
All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
Section 5.8 Compensation.
The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.
ARTICLE VI

RECORDS
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.
ARTICLE VII

GENERAL MATTERS
Section 7.1 Execution of Corporate Contracts and Instruments.
The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.
Section 7.2 Stock Certificates.
The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.
The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 7.3 Special Designation of Certificates.
If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Section 7.4 Lost Certificates.
Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and canceled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
Section 7.5 Shares Without Certificates.
The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
Section 7.6 Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
Section 7.7 Dividends.
The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
Section 7.8 Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.
Section 7.9 Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
Section 7.10 Transfer of Stock.
Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.
Section 7.11 Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
Section 7.12 Registered Stockholders.
The Corporation:
(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
Section 7.13 Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.
ARTICLE VIII

NOTICE
Section 8.1 Delivery of Notice; Notice by Electronic Transmission.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this Section 8.1 without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:
(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii) if by any other form of electronic transmission, when directed to the stockholder.
Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
ARTICLE IX

INDEMNIFICATION
Section 9.1 Indemnification of Directors and Officers.
The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to employee benefit plans (hereinafter, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as director, officer, employee, or agent, or in any other capacity while serving as director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with any such Proceeding; provided that such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such indemnitee only if the Proceeding was authorized in the specific case by the Board.
Section 9.2 Indemnification of Others.
The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.
Section 9.3 Prepayment of Expenses.
In addition to the obligation to indemnify conferred in Section 9.1, the Corporation shall to the fullest extent not prohibited by the DGCL or any other applicable law pay the expenses (including attorneys’ fees) incurred by any indemnitee, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by or on behalf of the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.
Section 9.4 Determination; Claim.
If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the indemnitee may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
Section 9.5 Non-Exclusivity of Rights.
The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
Section 9.6 Insurance.
The Corporation shall purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.
Section 9.7 Other Indemnification.
The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.
Section 9.8 Continuation of Indemnification.
The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.
Section 9.9 Amendment or Repeal; Interpretation.
The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.
Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.
ARTICLE X

AMENDMENTS
The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.
ARTICLE XI

DEFINITIONS
As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).
An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.
The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Exhibit C

FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of  , 20 , is made and entered into by and among  , a Delaware corporation (the “Company”) (formerly known as RMG Acquisition Corp. III, a Cayman Islands exempted company prior to its domestication as a Delaware corporation), RMG Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), and certain former stockholders of H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“Legacy H2B2”), set forth on Schedule I hereto (such stockholders, the “H2B2 Holders” and, collectively with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of February 4, 2021 (the “Original RRA”);
WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of May 9, 2023, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and between the Company and Legacy H2B2, pursuant to which, among other things, on the date hereof, Legacy H2B2 merged with and into the Company, the separate corporate existence of Legacy H2B2 ceased and the Company continued as the Surviving Corporation (as defined in the Merger Agreement), on the terms and conditions set forth therein;
WHEREAS, prior to the date hereof and subject to the conditions of the Merger Agreement, the Company migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Act (as amended);
WHEREAS, on the date hereof, pursuant to the Merger Agreement, the H2B2 Holders received shares of class A common stock, par value $0.0001 per share (the “Common Stock”), of the Company;
WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a holder of at least a majority in interest of the Registrable Securities as of the date hereof; and
WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I

DEFINITIONS
1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company, the Chief Financial Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the United States Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Competing Registration Rights” shall have the meaning given in Section 5.7.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“H2B2 Holders” shall have the meaning given in the Preamble hereto.
“H2B2 Majority Holders” shall mean the H2B2 Holders holding in the aggregate a majority of the Registrable Securities then held by all of the H2B2 Holders.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Joinder” shall have the meaning given in Section 5.10.
“Legacy H2B2” shall have the meaning given in the Preamble hereto.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, including pursuant to Section 5.2 of this Agreement and including, for the avoidance of doubt, pursuant to the Lock-Up Agreements (as defined in the Merger Agreement).
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any Additional Holder Common Stock; and (c) any other equity security of the Company issued or issuable with respect to any securities referenced in clauses (a) and (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume or manner of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses incurred specifically in connection with such Registration;
(D) reasonable fees and disbursements of counsel for the Company incurred specifically in connection with such Registration;
(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F) in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority in interest of the Demanding Holders.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II

REGISTRATIONS AND OFFERINGS
2.1 Shelf Registration.
2.1.1 Filing. Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the one hundred twentieth (120th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor or the H2B2 Majority Holders, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the H2B2 Majority Holders, respectively.
2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or the H2B2 Majority Holders (the Sponsor or the H2B2 Majority Holders being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, on the one hand, and the H2B2 Majority Holders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata (as nearly as practicable) based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) Registrable Securities. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.
2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or the H2B2 Majority Holders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the H2B2 Majority Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or the H2B2 Majority Holders elect(s) to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or the H2B2 Majority Holders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a withdrawing Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.
2.2 Piggyback Registration.
2.2.1 Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company, including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) calendar days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) calendar days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. For purposes of this Section 2.2.1, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.2.1).
2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a) if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b) if the Registration is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the

Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
(c) if the Registration and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration securities in the priority set forth in Section 2.1.5.
2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer or director of the Company or a Holder of more than five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
ARTICLE III

COMPANY PROCEDURES
3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any

Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10 in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11 use commercially reasonable efforts to obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority in interest of the participating Holders;
3.1.12 in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions, provided such participating Holders provide such information to such counsel as is customarily required for purpose of such opinions;
3.1.13 in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $15 million, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.
3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders selling Registrable Securities in any offering shall bear all incremental selling expenses relating to the sale of such Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3 Requirements for Participation in Registration Statement in Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to ARTICLE II and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) calendar days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and eighty (180) calendar days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.
3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.
3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders upon written request with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall use reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION
4.1 Indemnification.
4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V

MISCELLANEOUS
5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: H2B2 Electrolysis Technologies, Inc., 300 Delaware Ave Ste 210-A, Wilmington, DE 19801, Attention: Anselmo Andrade and Mario Barragan, Email: anselmo.andrade@h2b2.es and mario.barragan@h2b2.es, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.
5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided that, with respect to the H2B2 Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the H2B2 Holders shall be permitted to transfer its rights hereunder as the H2B2 Holders to (i) one (1) or more affiliates or any direct or indirect partners, members or equity holders of such H2B2 Holder (it being understood that no such transfer shall reduce any rights of such H2B2 Holder or such transferees), (ii) any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such H2B2 Holder (or its affiliates), on the one hand, and such third party (or its affiliates), on the other hand, or any similar arrangement relating to a financing arrangement for the benefit of such H2B2 Holder and/or its affiliates, and (iii) pursuant to a bona fide loan or pledge or as a grant or maintenance of a bona fide lien, security interests, pledge or other similar encumbrance of any such securities owned by such H2B2 Holder and/or its affiliates to a nationally or internationally recognized financial institution in connection with a loan to, or similar financing arrangement with, such H2B2 Holder and/or its affiliates, and (y) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to (i) one (1) or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees), (ii) any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between the Sponsor (or its affiliates), on the one hand, and such third party (or its affiliates), on the other hand, or any similar arrangement relating to a financing arrangement for the benefit of the Sponsor and/or its affiliates, and (iii) pursuant to a bona fide loan or pledge or as a grant or maintenance of a bona fide lien, security interests, pledge or other similar encumbrance of any such securities owned by the Sponsor and/or its affiliates to a nationally or internationally recognized financial institution in connection with a loan to, or similar financing arrangement with, the Sponsor and/or its affiliates.
5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless it is permitted under Section 5.2.2 and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void, ab initio.
5.3 Counterparts. This Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
5.4 Governing Law; Venue. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN

RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.5.
5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each of the H2B2 Majority Holders so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7 Other Registration Rights. Other than as provided in the Warrant Agreement, dated as of February 4, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8 Term. This Agreement shall terminate on the earlier of (a) the seventh (7th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of the Sponsor and the H2B2 Majority Holders (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock), the Company may make any person or entity who has or acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.
5.12 Entire Agreement; Restatement. This Agreement, the Merger Agreement and the other Ancillary Agreements (as defined in the Merger Agreement) constitute the entire agreement between the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries (as defined in the Merger Agreement) relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement, the Merger Agreement and the other Ancillary Agreements. Upon the Closing, the Original RRA shall no longer be of any force or effect.
[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
, a Delaware corporation
By:
Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
HOLDERS:

RMG SPONSOR III LLC, a Delaware limited liability company

By:
Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Name:
[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of   (as the same may hereafter be amended, the “Registration Rights Agreement”), by and among  , a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.
For purposes of this Joinder, “Excluded Sections” shall mean [        ].
Accordingly, the undersigned has executed and delivered this Joinder as of the    day of      , 20    .

Signature of Stockholder

Print Name of Stockholder

Its:

Address:

Agreed and Accepted as of
      , 20

By:
Name:
Its:

Schedule I
H2B2 Holders

Exhibit D

FORM OF LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of   is made and entered into by and among  , a Delaware corporation (the “Company”) (formerly known as RMG Acquisition Corp. III, a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation), and the Persons (as defined in the Merger Agreement (as defined below)) set forth on Schedule I hereto (such Persons, together with any other Person who hereafter becomes a party to this Agreement pursuant to Section 2 or Section 8 of this Agreement, the “Securityholders” and each, a “Securityholder”).
WHEREAS, the Company and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”), entered into that certain Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement), dated as of  , 2023, pursuant to which, among other things, on the date hereof, H2B2 merged with and into the Company, with the Company continuing on as the Surviving Corporation, on the terms and conditions set forth therein (the “Merger”);
WHEREAS, upon the Closing, each of the Securityholders will own equity interests in the Company; and
WHEREAS, in connection with the Merger, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company.
NOW, THEREFORE, the parties agree as follows:
1. Subject to the exceptions set forth herein, each Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, [any shares of Surviving Corporation Common Stock held by it immediately after the Effective Time]1[80% of the shares of Surviving Corporation Common Stock held by it immediately after the Effective Time]2, any shares of Surviving Corporation Common Stock issuable upon the exercise or settlement, as applicable, of Surviving Corporation Options held by it immediately after the Effective Time or any other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock held by it immediately after the Effective Time (collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect or take any action in furtherance of any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the date that is 180 days after the Closing Date (the “Lock-Up Period”), subject to the early release provisions set forth in Section 4 below.
2. The restrictions set forth in Section 1 shall not apply to:
(i)
in the case of an entity, Transfers (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners, shareholders or equity holders of the undersigned;

(ii)
in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

[1]	NTD: To be included for C-level executives of the Company, Chairman, Blanca de Porres Guardiola, and Ardachon (subject to exceptions in Merger Agreement) only.
[2]	NTD: To be included for stockholders other than C-level executives, Chairman, Blanca de Porres Guardiola, and Ardachon (subject to exceptions in Merger Agreement).

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(iv)	in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;
(v)
in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(vii)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;
(viii)
Transfers relating to Surviving Corporation Common Stock or other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock acquired in open market transactions after the Closing; provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(ix)
the exercise of stock options or the vesting of stock awards of Surviving Corporation Common Stock and any related transfer of shares of Surviving Corporation Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of Surviving Corporation Common Stock, it being understood that all shares of Surviving Corporation Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(x)
Transfers to the Company pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by the Company or forfeiture of Surviving Corporation Common Stock or other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xi)
the entry, by a Securityholder, at any time after the Effective Time, of any trading plan providing for the sale of shares of Surviving Corporation Common Stock by a Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Surviving Corporation Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xii)
Transfers in the event of completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Surviving Corporation Common Stock for cash, securities or other property;

(xiii)
Transfers to satisfy any U.S. federal, state, or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction;

(xiv)
Transfers to satisfy any Spanish tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the Spanish tax laws and regulations after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the

Merger from qualifying for the regime set forth under Title VII, Chapter VII of the Spanish Law 27/209014, Corporate Income Tax Law (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of such Law or regulations thereunder taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction; and
(xv)
pledges of Surviving Corporation Common Stock or other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between a Securityholder (or its affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Securityholder and/or its affiliates.

provided, however, that (A) in the case of clauses (i) through (vii), such permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such permitted transferee shall expressly refer only to the immediate family of the applicable Securityholder and not to the immediate family of the permitted transferee), agreeing to be bound by all Transfer restrictions set forth herein. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the applicable undersigned Securityholder, and lineal descendant (including by adoption) of the applicable undersigned Securityholder or of any of the foregoing Persons, and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.
3. In the event that the Company releases or waives, in full or in part, any Person from a lock-up agreement entered into in connection with the Closing, then the same number of Surviving Corporation Common Stock constituting the Lock-Up Shares held by any undersigned Securityholder as held by such released party shall be immediately and fully released on the same terms as such released party from the applicable prohibition(s) set forth herein. The foregoing provisions of this paragraph will not apply if (i) the release or waiver is granted to a holder of Surviving Corporation Common Stock in connection with a follow-on public offering of Surviving Corporation Common Stock pursuant to a registration statement filed with the SEC, whether or not such offering or sale is wholly or partially a secondary offering of the Surviving Corporation Common Stock, and the undersigned Securityholder, only to the extent the undersigned Securityholder has a contractual right to demand or require the registration of the undersigned’s Surviving Corporation Common Stock or “piggyback” on a registration statement filed by the Company for the offer and sale of its Surviving Corporation Common Stock, has been given an opportunity to participate on a basis consistent with such contractual rights in such follow-on offering, (ii) (a) the release or waiver is effected solely to permit a Transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer, (iii) the aggregate number of Surviving Corporation Common Stock constituting the Lock-Up Shares affected by such releases or waivers (whether in one or multiple releases or waivers) with respect to any particular beneficial or record holder of such Surviving Corporation Common Stock constituting the Lock-Up Shares is less than or equal to 1% of the total number of outstanding shares of Surviving Corporation Common Stock then outstanding (on a fully-diluted basis, calculated as of the date of such release or waiver), or (iv) the Company determines in its sole discretion that a release or waiver should be granted to a record or beneficial holder of Surviving Corporation Common Stock constituting the Lock-Up Shares due to circumstances of emergency or hardship. In the event that the Company changes, amends, modifies or waives (other than to correct a typographical error) any particular provision of any other lock-up agreement entered into in connection with the Closing, then each undersigned Securityholder shall be offered the option (but not the requirement) to make a corresponding change, amendment, modification or waiver to this Agreement, with such option to be exercised in a written notice to the Company which makes reference to this Agreement.
4. This Agreement shall terminate upon the earlier of (i) the expiration of the Lock-Up Period, (ii) the closing of a liquidation, merger, stock exchange, reorganization or other similar transaction after the Closing Date that results in all of the public stockholders of the Company having the right to exchange their shares of Surviving Corporation Common Stock for cash securities or other property, or (iii) the liquidation of the Company.
5. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

6. This Agreement replaces Section 7(a) of that certain Letter Agreement, dated February 4, 2021, among the Company, RMG Sponsor III LLC, a Delaware limited liability company, and certain other Persons party thereto, which Section 7(a) shall be terminated and, to the extent previously applicable to a Securityholder, of no further effect with respect to such Securityholder upon the Closing, and constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.
7. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing, executed by the Company and the Securityholders holding a majority of the shares of Surviving Corporation Common Stock then held by the Securityholders in the aggregate as to which this Agreement has not been terminated, executed in the same manner as this Agreement and which makes reference to this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties hereto effected in a manner which does not comply with this Section 7 shall be null and void, ab initio.
8. Except as set forth herein, no party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of (i) with respect to any Securityholder, the Company, and (ii) with respect to the Company, the Securityholders holding a majority of the shares of Surviving Corporation Common Stock then held by the Securityholders in the aggregate as to which this Agreement has not been terminated. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on each Securityholder and each of its respective successors, heirs and assigns and permitted transferees.
9. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 9. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.
10. This Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

11. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which any party hereto is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.
12. This Agreement, the Merger Agreement and the other Ancillary Agreements constitute the entire agreement between the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement, the Merger Agreement and the other Ancillary Agreements.
13. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
COMPANY:

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

SECURITYHOLDERS:

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

SCHEDULE I
SECURITYHOLDERS

Annex A-1
AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER
THIS AMENDMENT NO. 1, dated as of December 15, 2023 (this “Amendment”), to the Agreement and Plan of Merger, dated as of May 9, 2023 (the “Merger Agreement”), by and between RMG Acquisition Corp. III, a Cayman Islands exempted company limited by shares (which shall de-register as an exempted company incorporated in the Cayman Islands by way of continuation to the State of Delaware and domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement)) (“Acquiror”) and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (the “Company,” and together with Acquiror, the “Parties” and each a “Party”), is made and entered into by and between the Parties. Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, Section 11.11 of the Merger Agreement sets forth that the Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement;
WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Parties desire to amend certain provisions of the Merger Agreement as set forth in this Amendment;
NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:
AGREEMENT
1.	Amendments to the Merger Agreement. The Parties hereby agree that the Merger Agreement shall be deemed to be amended as follows:
1.1	Section 1.1 of the Merger Agreement. The definition of “AVR Option Amount” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety.
1.2	Section 1.1 of the Merger Agreement. The definition of “Base Purchase Price” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety.
1.3	Section 1.1 of the Merger Agreement. The definition of “Capital Raise Transaction” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:
“Capital Raise Transaction” means any sale or other issuance of Equity Interests or any debt instruments exercisable for or convertible into Company Common Stock or other equity interests of the Company, any of its Subsidiaries, or any special purpose vehicle or other entity in which the Company holds, directly or indirectly any Equity Interest (including, without limitation, any shares of capital stock, securities convertible into or exchangeable for shares of capital stock, or warrants, options or other rights for the purchase or acquisition of such shares, and other ownership or profit interests, whether voting or non-voting, and convertible notes or similar convertible or exercisable debt instruments), for cash occurring at any time, whether in a single transaction or a series of transactions, during the period commencing on or after the date of this Agreement and ending at or prior to the Closing.
1.4	Section 1.1 of the Merger Agreement. The definition of “Closing Date Purchase Price” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:
“Closing Date Purchase Price” means $400,000,000.
1.5	Section 1.1 of the Merger Agreement. The definition of “Debt Raise Transaction” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety.
1.6	Section 1.1 of the Merger Agreement. The definition of “Debt Transaction Pre-Money Valuation” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety.
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1.7	Section 1.1 of the Merger Agreement. The definition of “Debt Transaction Pre-Money Valuation Schedule” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety.
1.8	Section 1.1 of the Merger Agreement. The definition of “Founder Consideration Shares” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:
“Founder Consideration Shares” means a number of shares of Acquiror Common Stock owned by Sponsor or any of its Affiliates equal to six percent (6%) of (a) (i) in the event there is a PIPE Transaction, the aggregate number of shares of Surviving Corporation Common Stock issued and outstanding on a fully diluted basis immediately following the Effective Time (inclusive of the Founder Consideration Shares) after giving effect to the maximum potential dilution as a result of any Capital Raise Transaction or (ii) in the event there is no PIPE Transaction, the Aggregate Closing Date Merger Consideration, in each case minus (b) the Warrant Exchange Shares issued in connection with the Warrant Exchange.
1.9	Section 1.1 of the Merger Agreement. The definition of “Minimum Investment Amount” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:
“Minimum Investment Amount” means $30,000,000, which, for the avoidance of doubt, shall exclude any capital raised by the Company or any of its Subsidiaries at or prior to the Closing through any Capital Raise Transaction in connection with the Ardachon Share Acquisition.
1.10	Section 1.1 of the Merger Agreement. The definition of “Valuation Firm” in Section 1.1 of the Merger Agreement is hereby deleted in its entirety.
1.11	Section 2.4(a) of the Merger Agreement. Section 2.4(a) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:
(a)
As soon as reasonably practicable following completion of the Capital Raise Transaction, the Company shall prepare and deliver to Acquiror a statement setting forth the Company’s good faith calculation of the Capital Raise Amount in reasonable detail to allow Acquiror to deliver the Preliminary Closing Statement pursuant to Section 2.4(d).

1.12	Section 2.4(f) of the Merger Agreement. Section 2.4(f) of the Merger Agreement is hereby deleted in its entirety.
1.13	Section 3.1(a) of the Merger Agreement. Section 3.1(a) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:
Section 3.1Conversion of Acquiror and Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or holders of any of the following securities:
(i)
each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (1) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3(a)), (2) any shares of Company Common Stock held in the treasury of the Company (each such share, a “Treasury Share”) and (3) any Dissenting Shares (which shall be subject to Section 3.5)), shall be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration as determined pursuant to Section 3.1(b);

(ii)	each Treasury Share issued and outstanding immediately prior to the Effective Time shall be canceled as part of the Merger and no consideration shall be paid in respect thereto;
(iii)
each share of Domesticated Acquiror Class A Stock (other than any Founder Consideration Shares that are shares of Domesticated Acquiror Class A Stock, which shall be treated pursuant to Section 3.1(a)(iv) below) issued and outstanding immediately prior to the Effective Time shall remain as an issued and outstanding share of Surviving Corporation Common Stock; and

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(iv)
a number of shares of Acquiror Common Stock equal to the number of Founder Consideration Shares shall convert into issued and outstanding shares of Surviving Corporation Common Stock and the remaining shares of Acquiror Common Stock issued and outstanding shall be canceled as part of the Merger and no consideration shall be paid thereof.

1.14	Section 7.10 of the Merger Agreement. Section 7.10 of the Merger Agreement is hereby deleted in its entirety and replaced with:
Section 7.10Amendment to the Warrant Agreement. On the Closing Date, Acquiror shall amend, or shall cause to be amended, the Warrant Agreement to change (a) all references to Public Warrants and Private Placement Warrants (as such terms are defined in the Warrant Agreement) to Adjusted Public Warrants and Adjusted Private Placement Warrants and (b) all references to Ordinary Shares (as defined in the Warrant Agreement) to Surviving Corporation Common Stock, which shall, following the execution of such Warrant Agreement Amendment, cause (x) each outstanding Acquiror Public Warrant to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock, and (y) each outstanding Acquiror Private Warrant to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock (such transaction, the “Warrant Exchange”, the amendment to the Warrant Agreement pursuant to this Section 7.10, the “Warrant Agreement Amendment”) and any shares of Surviving Corporation Common Stock issued in connection with the Warrant Exchange, the “Warrant Exchange Shares”).
1.15	Section 8.7(a) of the Merger Agreement. Section 8.7(a) of the Merger Agreement is hereby deleted in its entirety and replaced with:
(a)	the Board of Directors of the Surviving Corporation (the “Surviving Corporation Board” shall consist of nine (9) directors, which shall initially include:
(i)
six (6) director nominees, each of whom shall be “independent” directors for the purposes of Nasdaq, (x) five (5) of whom shall be designated by the Company, each of whom shall be proposed by the Company pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement, and (y) one (1) of whom shall be designated by Acquiror, who shall be proposed by Acquiror pursuant to written notice to the Company as soon as reasonably practicable following the date of this Agreement;

(ii)	three (3) director nominees to be designated by the Company pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement;
1.16	Section 9.1(f) of the Merger Agreement. Section 9.1(f) of the Merger Agreement is hereby deleted in its entirety.
1.17	Section 10.1(b)(iii) of the Merger Agreement. Section 10.1(b)(iii) of the Merger Agreement is hereby deleted in its entirety.
2.
Acquiror Authority Relative to Amendment. Acquiror has all requisite company or corporate power and authority to execute and deliver this Amendment. This Amendment constitutes, assuming due authorization, execution and delivery by the other Party hereto, a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to any Enforceability Exceptions.

3.
Company Authority Relative to Amendment. The Company has all requisite company or corporate power and authority to execute and deliver this Amendment. This Amendment constitutes, assuming due authorization, execution and delivery by the other Party hereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to any Enforceability Exceptions.

4.	Effectiveness. All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Merger
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Agreement, the Acquiror Disclosure Letter and the Company Disclosure Letter shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Merger Agreement, the Acquiror Disclosure Letter and the Company Disclosure Letter.
5.
References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, all references in the Acquiror Disclosure Letter or the Company Disclosure Letter to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment. All references in the Merger Agreement, the Acquiror Disclosure Letter or the Company Disclosure Letter to “the date hereof” or “the date of this Agreement” shall refer to May 9, 2023.

6.
Entire Agreement. This Amendment, the Merger Agreement (including the Exhibits thereto, the Acquiror Disclosure Letter and the Company Disclosure Letter) and the Ancillary Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

7.
Other Provisions. The provisions of Article XI (Miscellaneous) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Remainder of page intentionally left blank]
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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written.
RMG ACQUISITION CORP. III

By:	/s/ Philip Kassim
	Name:	Philip Kassin
	Title:	President and COO

H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

By:	/s/ Anselmo Andrade Fernández de Mesa
	Name:	Anselmo Andrade Fernández de Mesa
	Title:	Chief Executive Officer
[Signature Page to Amendment No. 1 to Merger Agreement]
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Annex B
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of May 9, 2023, by and among RMG Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), RMG Acquisition Corp. III, a Cayman Islands exempted company limited by shares (which shall de-register as an exempted company incorporated in the Cayman Islands by way of continuation to the State of Delaware and domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Sponsor is the holder of record of 12,075,000 Acquiror Class B Shares and 8,216,330 Acquiror Private Warrants in the aggregate (such Acquiror Class B Shares and Acquiror Private Warrants together with any shares of Acquiror Common Stock or Acquiror Warrants of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by Sponsor during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of the date hereof, pursuant to which, at the Closing, the Company will merge with and into Acquiror, the separate corporate existence of the Company will cease and Acquiror will be the Surviving Corporation (the “Merger”), on the terms and conditions set forth therein; and
WHEREAS, as an inducement to the Company’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. The Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor hereby agrees to be bound by and comply with Sections 6.3 (Confidentiality), 7.3 (No Solicitation by Acquiror), and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections of the Merger Agreement) as if the Sponsor was an original signatory to the Merger Agreement with respect to such provisions to the same extent as such provisions apply to Acquiror.
Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the Expiration Time (as defined below), the Sponsor shall not (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Acquiror Common Stock or Acquiror Warrants owned by the Sponsor, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Stock or Acquiror Warrants owned by the Sponsor or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b); provided, however, that nothing herein shall prohibit a transfer to an Affiliate of Sponsor (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of the Sponsor under, and be bound by all of the terms of, this Sponsor Agreement; provided, further, that any transfer permitted under this Section 1.2 shall not relieve the Sponsor of its obligations under this Sponsor Agreement. Any transfer in violation of this Section 1.2 with respect to the Subject Shares shall be null and void. Nothing in this Sponsor Agreement shall prohibit direct or indirect transfers of equity or other interests in the Sponsor.
Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror are issued to the Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Acquiror Common Stock or Acquiror Warrants of, on or affecting the shares of Acquiror Common Stock or Acquiror Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (such shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of Acquiror Common Stock or Acquiror Warrants owned by the Sponsor as of the date hereof.
Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to Acquiror and the Company:
(a) a duly executed copy of the Registration Rights Agreement, by and among Acquiror, the Sponsor, and certain of the Company Stockholders in substantially the form attached as Exhibit C to the Merger Agreement; and
(b) a duly executed copy of the Lock-Up Agreement, by and among Acquiror, the Sponsor, and certain of the Company Stockholders in substantially the form attached as Exhibit D to the Merger Agreement.
Section 1.5 Sponsor Agreements.
(a) At any meeting of the shareholders of Acquiror, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, the Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Acquiror Common Stock:
(i) in favor of each Transaction Proposal;
(ii) in favor of each Extension;
(iii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);
(iv) against any merger agreement or merger (other than the Merger Agreement and the transactions contemplated thereby, including the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;
(v) against any change in the business, management or the Acquiror Board (other than in connection with the Transaction Proposals); and
(vi) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled, or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror (other than in connection with the Transaction Proposals, including, for the avoidance of doubt, any Transaction Proposal in connection with the Domestication or the amendment to the Warrant Agreement pursuant to Section 7.10 of the Merger Agreement).
The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of February 4, 2021, by and among the Sponsor, Acquiror, and certain other parties thereto (the “Letter Agreement”), including the obligations of the Sponsor pursuant to Section 1 therein to not redeem any shares of Acquiror Common Stock owned by the Sponsor in connection with the transactions contemplated by the Merger Agreement.
(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, the Sponsor shall not modify, amend, or terminate any Contract between or among the Sponsor or any Affiliate of the Sponsor (other than Acquiror), on the one hand, and Acquiror, on the other hand, including, for the avoidance of doubt, the Letter Agreement other than, in each case, as contemplated or permitted by the Merger Agreement, or as set forth in Section 7.4 of the Acquiror Disclosure Letter.
Section 1.6 No Challenges. The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Sponsor Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.
Section 1.7 Further Assurances. The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.
Section 1.8 No Inconsistent Agreement. The Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder.
Section 1.9 Other Covenants. The Sponsor hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq (including all documents and schedules filed with the SEC in connection with the foregoing, including the Proxy Statement/Registration Statement), the Sponsor’s identity and ownership of the Subject Shares and the nature of the Sponsor’s commitments and agreements under this Sponsor Agreement, the Merger Agreement and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq.
Section 1.10 Waiver of Anti-Dilution Provision. Subject to the consummation of the Merger, the Sponsor waives (for itself and for its successors, heirs and assigns), to the fullest extent permitted by Law and the second amended and restated memorandum and articles of association of Acquiror (the “Articles”), all anti-dilution rights that would otherwise result in Acquiror Class B Shares held by the Sponsor converting into shares of Domesticated Acquiror Class A Stock on a greater than one-for-one basis in connection with the Domestication or the Merger (including, for the avoidance of doubt, pursuant to Article 17.3 of the Articles). The waiver specified in this Section 1.10 shall be applicable only in connection with the Merger and the transactions contemplated by this Sponsor Agreement and any securities issued in connection with the Merger and the transactions contemplated by this Sponsor Agreement. If the Merger Agreement shall be terminated for any reason, the foregoing waiver shall be void and of no further force and effect.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof to Acquiror and the Company as follows:
(a) Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Sponsor. This Sponsor Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof, subject to any Enforceability Exceptions.
(b) Ownership. The Sponsor is the record owner (as defined in the Securities Act) of, and has good title to, all of the Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Sponsor Agreement, (ii) Acquiror’s Governing Documents, (iii) the Merger Agreement, (iv) the Letter Agreement or (v) any applicable securities Laws. The Subject Shares are the only equity securities in Acquiror owned of record by the Sponsor on the date of this Sponsor Agreement, and none of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Letter Agreement. Other than the Acquiror Private Warrants, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c) No Conflicts. The execution and delivery of this Sponsor Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the Governing Documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.
(d) Litigation. There are no Actions pending against the Sponsor, or to the knowledge of the Sponsor threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.
(e) Brokerage Fees. Except as described on Section 5.12 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Sponsor, for which Acquiror or any of its Affiliates may become liable.
(f) Affiliate Arrangements. Except as set forth on Schedule I attached hereto, neither the Sponsor nor, to the knowledge of the Sponsor, any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror.
(g) Acknowledgment. The Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon the Sponsor’s execution and delivery of this Sponsor Agreement.

(h) No Other Representations or Warranties. Except for the representations and warranties made by the Sponsor in this ARTICLE II, the Sponsor does not make any express or implied representation or warranty to Acquiror or the Company in connection with this Sponsor Agreement or the transactions contemplated by this Sponsor Agreement, and the Sponsor expressly disclaims any such other representations or warranties.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earliest of (a) and (b), the “Expiration Time”), (c) the liquidation of Acquiror pursuant to applicable Law and the Governing Documents of Acquiror and (d) upon the written agreement of the Sponsor, Acquiror, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties hereto will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.
Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a) CONSENT TO JURISDICTION AND SERVICE OF PROCESS. ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND EACH OF THE PARTIES IRREVOCABLY (I) SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT, AND (IV) AGREES NOT TO BRING ANY ACTION ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. NOTHING HEREIN CONTAINED SHALL BE DEEMED TO AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY OTHER PARTY HERETO IN ANY OTHER JURISDICTION, IN EACH CASE, TO ENFORCE JUDGMENTS OBTAINED IN ANY ACTION, SUIT OR PROCEEDING BROUGHT PURSUANT TO THIS SECTION 3.3.
(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY

OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4 Assignment. No party hereto shall assign this Sponsor Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Sponsor Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 3.5 Specific Performance. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in addition to any other remedy to which any party hereto is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Sponsor Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6 Amendment; Waiver. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor.
Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Sponsor Agreement, they shall take any actions necessary to render the remaining provisions of this Sponsor Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Sponsor Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.
Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
If to Acquiror:

RMG Acquisition Corp. III
57 Ocean, Suite 403, 5775 Collins Avenue
Miami Beach, Florida
Attention:	Philip Kassin
Email:	pkassin@rmginvestments.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, EC2N 4BQ London
Attention:	Lorenzo Corte; Maria Protopapa
Email:	lorenzo.corte@skadden.com
maria.protopapa@skadden.com

If to the Company:

H2B2 Electrolysis Technologies, Inc.
300 Delaware Ave Ste 210-A,
Wilmington, Delaware 19801
Attention:	Anselmo Andrade and Mario Barragan
Email:	anselmo.andrade@h2b2.es and mario.barragan@h2b2.es

with copies to (which shall not constitute notice):

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:	Ryan Maierson; Thomas Verity
Email:	ryan.maierson@lw.com
thomas.verity@lw.com

If to the Sponsor:

RMG Sponsor III LLC
57 Ocean, Suite 403, 5775 Collins Avenue
Miami Beach, Florida
Attention:	Philip Kassin
Email:	pkassin@rmginvestments.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, EC2N 4BQ London
Attention:	Lorenzo Corte; Maria Protopapa
Email:	lorenzo.corte@skadden.com
maria.protopapa@skadden.com
Section 3.9 Headings; Counterparts. The headings in this Sponsor Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Sponsor Agreement. This Sponsor Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10 Entire Agreement. This Sponsor Agreement, the Merger Agreement and the other Ancillary Agreements constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.
SPONSOR:

RMG Sponsor III LLC

By:	/s/ Philip Kassin
	Name:	Philip Kassin
	Title:	President and COO
[Signature Page to Sponsor Support Agreement]

ACQUIROR:

RMG Acquisition Corp. III

By:	/s/ Philip Kassim
	Name:	Philip Kassin
	Title:	President and COO
[Signature Page to Sponsor Support Agreement]

COMPANY:

H2B2 Electrolysis Technologies, Inc.

By:	/s/ Anselmo Andrade Fernández de Mesa
	Name:	Anselmo Andrade Fernández de Mesa
	Title:	Chief Executive Officer
[Signature Page to Sponsor Support Agreement]

Schedule I

Affiliate Agreements
1.	Securities Subscription Agreement, dated as of December 30, 2020, by and between Acquiror and Sponsor.
2.	Letter Agreement.
3.	Sponsor Warrants Purchase Agreement, dated as of February 4, 2021, by and between Acquiror and Sponsor.
4.	Registration Rights Agreement, dated as of February 4, 2021, by and between Acquiror and Sponsor.
[Schedule I to Sponsor Support Agreement]

Annex C
COMPANY STOCKHOLDER SUPPORT AGREEMENT
This Company Stockholder Support Agreement (this “Support Agreement”) is dated as of May 9, 2023, by and among RMG Acquisition Corp. III, a Cayman Islands exempted company limited by shares (which shall de-register as an exempted company incorporated in the Cayman Islands by way of continuation to the State of Delaware and domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below)) (“Acquiror”), H2B2 Electrolysis Technologies, Inc., a Delaware corporation (the “Company”), and the Persons set forth on Schedule I hereto (each, a “Company Stockholder” and, collectively, the “Company Stockholders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, as of the date hereof, the Company Stockholders are the holders of record of such number of shares of Company Common Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Common Stock, together with any shares of Company Common Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, Acquiror and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of the date hereof, pursuant to which, at the Closing, the Company will merge with and into Acquiror, the separate corporate existence of the Company will cease and Acquiror will be the Surviving Corporation (the “Merger”), on the terms and conditions set forth therein; and
WHEREAS, as an inducement to Acquiror’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
COMPANY STOCKHOLDER AGREEMENT; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. Each Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Stockholder hereby agrees to be bound by and comply with Sections 6.3 (Confidentiality), 6.5 (Acquisition Proposals), and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections of the Merger Agreement) as if such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions to the same extent as such provisions apply to the Company.
Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the Expiration Time (as defined below), each Company Stockholder shall not (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Company Common Stock owned by each such Company Stockholder, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Company Common Stock owned by each such Company Stockholder or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b); provided, however, that nothing herein shall prohibit a transfer to an Affiliate of such Company Stockholder

(a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of such Company Stockholder under, and be bound by all of the terms of, this Support Agreement; provided, further, that any transfer permitted under this Section 1.2 shall not relieve such Company Stockholder of its obligations under this Support Agreement. Any transfer in violation of this Section 1.2 with respect to the Subject Shares shall be null and void. Nothing in this Support Agreement shall prohibit direct or indirect transfers of equity or other interests in the Company Stockholder.
Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any shares of Company Common Stock or other equity securities of the Company are issued to any Company Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Company Common Stock of, on or affecting the shares of Company Common Stock owned by such Company Stockholder or otherwise, (b) any Company Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Common Stock or other equity securities of the Company after the date of this Support Agreement, or (c) any Company Stockholder acquires the right to vote or share in the voting of any shares of Company Common Stock or other equity securities of the Company after the date of this Support Agreement (such shares of Company Common Stock or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the shares of Company Common Stock owned by such Company Stockholder as of the date hereof.
Section 1.4 Closing Date Deliverables. On the Closing Date, the Company Stockholders shall deliver to Acquiror (a) a duly executed copy of the Registration Rights Agreement, by and among Acquiror, the Sponsor, and such Company Stockholders in substantially the form attached as Exhibit C to the Merger Agreement and (b) a duly executed copy of the Lock-Up Agreement, by and among Acquiror, the Sponsor, and each such Company Stockholder in substantially the form attached as Exhibit D to the Merger Agreement.
Section 1.5 Company Stockholder Agreements.
(a) At any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, each Company Stockholder shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of its shares of Company Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Company Common Stock:
(i) in favor of approving and adopting the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby (including the Merger);
(ii) against any Acquisition Proposal or any proposal relating to an Acquisition Proposal;
(iii) against any merger agreement or merger (other than the Merger Agreement and the transactions contemplated thereby, including the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries;
(iv) against any change in the business, management or the Company Board; and
(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled, (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company.
Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing; provided, however, that (1) notwithstanding anything in this Support Agreement to the contrary, no Company Stockholder shall be deemed to have waived any of its rights, benefits and privileges (the

“SHA Rights”) under the Company Stockholders Agreement in connection with such Company Stockholder’s entry into this Support Agreement and (2) the exercise of any SHA Rights by a Company Stockholder, or a designee on the Company Board of such Company Stockholder, shall not be deemed to be a breach of this Support Agreement; provided, further, that the foregoing proviso shall not relieve any Company Stockholder of its obligation to vote in favor of approving and adopting the Merger Agreement pursuant to Section 1.5(a)(i) of this Support Agreement at a duly called special meeting of the Company Stockholders called pursuant to Section 8.2(c) of the Merger Agreement.
Section 1.6 No Challenges. Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.
Section 1.7 Further Assurances. Each Company Stockholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.
Section 1.8 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.
Section 1.9 Other Covenants. Each Company Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq (including all documents and schedules filed with the SEC in connection with the foregoing, including the Proxy Statement/Registration Statement), such Company Stockholder’s identity and ownership of the Subject Shares and the nature of such Company Stockholder’s commitments and agreements under this Support Agreement, the Merger Agreement and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:
(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform his or her obligations hereunder. This Support Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof, subject to any Enforceability Exceptions. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Support Agreement on behalf of the applicable Company Stockholder.
(b) Ownership. Such Company Stockholder is the record owner of, and has good title to, all of the Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Support Agreement, (ii) the Company’s Governing Documents, (iii) the Company Stockholders Agreement (iv) the Merger

Agreement, or (v) any applicable securities Laws. The Subject Shares are the only equity securities in the Company owned of record by such Company Stockholder on the date of this Support Agreement, and none of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. Such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.
(c) No Conflicts. The execution and delivery of this Support Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the Governing Documents of the Company or the Company Stockholders Agreement or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or the Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its obligations under this Support Agreement.
(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its obligations under this Support Agreement.
(e) Brokerage Fees. Except as described on Section 4.20 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Subsidiaries or Affiliates may become liable.
(f) Affiliate Agreements. Except as set forth on Section 4.35 of the Company Disclosure Letter, none of the Company Stockholders is a party to any Contract, arrangement or commitment with the Company or any of the Company’s Subsidiaries.
(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Support Agreement.
(h) No Other Representations or Warranties. Except for the representations and warranties made by such Company Stockholder in this ARTICLE II, neither such Company Stockholder nor any other Person makes any express or implied representation or warranty to Acquiror or the Company in connection with this Support Agreement or the transactions contemplated by this Support Agreement, and such Company Stockholder expressly disclaims any such other representations or warranties.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Support Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earliest of (a) and (b), the “Expiration Time”), (c) the liquidation of Acquiror pursuant to applicable Law and the Governing Documents of Acquiror and (d) as to each Company Stockholder, upon the written agreement of such Company Stockholder, Acquiror, and the Company. Upon such termination of this Support Agreement, all obligations of the parties hereto will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Support Agreement.
Section 3.2 Governing Law. This Support Agreement, and all claims or causes of action based upon, arising out of, or related to this Support Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a) CONSENT TO JURISDICTION AND SERVICE OF PROCESS. ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND EACH OF THE PARTIES IRREVOCABLY (I) SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT, AND (IV) AGREES NOT TO BRING ANY ACTION ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. NOTHING HEREIN CONTAINED SHALL BE DEEMED TO AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY OTHER PARTY HERETO IN ANY OTHER JURISDICTION, IN EACH CASE, TO ENFORCE JUDGMENTS OBTAINED IN ANY ACTION, SUIT OR PROCEEDING BROUGHT PURSUANT TO THIS SECTION 3.3.
(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUPPORT AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUPPORT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4 Assignment. No party hereto shall assign this Support Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Support Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 3.5 Specific Performance. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Support Agreement and to enforce specifically the terms and provisions of this Support Agreement in addition to any other remedy to which any party hereto is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Support Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6 Amendment; Waiver. This Support Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and each Company Stockholder.
Section 3.7 Severability. If any provision of this Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Support Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Support Agreement, they shall take any actions necessary to render the remaining provisions of this Support Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Support Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.
Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:
If to Acquiror:

RMG Acquisition Corp. III
57 Ocean, Suite 403, 5775 Collins Avenue
Miami Beach, Florida
Attention: Philip Kassin
Email: pkassin@rmginvestments.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate, EC2N 4BQ London
Attention: Lorenzo Corte; Maria Protopapa
Email: lorenzo.corte@skadden.com
maria.protopapa@skadden.com

If to the Company:

H2B2 Electrolysis Technologies, Inc.
300 Delaware Ave Ste 210-A
Wilmington, DE 19801
Attention: Anselo Andrade; Mario Barragan
Email: anselmo.andrade@h2b2.es; mario.barragan@h2b2.es

with copies to (which shall not constitute notice):

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention: Ryan Maierson; Thomas Verity
Email: ryan.maierson@lw.com
thomas.verity@lw.com

If to a Company Stockholder

To such Company Stockholder’s address set forth in Schedule I

Section 3.9 Headings; Counterparts. The headings in this Support Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Support Agreement. This Support Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10 Entire Agreement. This Support Agreement, the Merger Agreement and the other Ancillary Agreements constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ África Castro Rosende
Name:	África Castro Rosende
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Alejandra Benjumea de Porres
Name:	Alejandra Benjumea de Porres
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Anselmo Andrade Fernández de Mesa
Name:	Anselmo Andrade Fernández de Mesa
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Anselmo Andrade Rodríguez
Name:	Anselmo Andrade Rodríguez
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Blanca Benjumea de Porres
Name:	Blanca Benjumea de Porres
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Blanca de Porres Guardiola
Name:	Blanca de Porres Guardiola
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Carla Benjumea de Porres
Name:	Carla Benjumea de Porres
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Carlos Sundheim Losada
Name:	Carlos Sundheim Losada
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Covadonga García Gómez
Name:	Covadonga García Gómez
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Delia Muñoz Alé
Name:	Delia Muñoz Alé
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ José Javier Brey Sánchez
Name:	José Javier Brey Sánchez as CEO of Empelia Capital S.L.
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Enrique Barrientos García
Name:	Enrique Barrientos García
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Felipe Benjumea de Porres
Name:	Felipe Benjumea de Porres
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ José Javier Brey Sánchez
Name:	José Javier Brey Sánchez as President of Fundación para la Promoción de los Microemprendimientos
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ José Antonio Vázquez Arjona
Name:	José Antonio Vázquez Arjona
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Juan Suarez Ávila
Name:	Juan Suarez Ávila
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Luján Aresti Llorente
Name:	Luján Aresti Llorente
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ María Concepción Guardiola Domínguez
Name:	María Concepción Guardiola Domínguez
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Guillermo Delclaux Lezama-Leguizamón
Name:	Guillermo Delclaux Lezama-Leguizamón As legal representative of Onatrium H2 S.L.
[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDERS:

By:	/s/ Roberto Wilson Fernández del Castillo
Name:	Roberto Wilson Fernández del Castillo
[Signature Page to Company Support Agreement]

ACQUIROR:

RMG Acquisition Corp. III

By:	/s/ Philip Kassin
	Name:	Philip Kassin
	Title:	President and COO
[Signature Page to Company Support Agreement]

COMPANY:

H2B2 Electrolysis Technologies, Inc.

By:	/s/ Anselmo Andrade Fernández de Mesa
	Name:	Anselmo Andrade Fernández de Mesa
	Title:	Chief Executive Officer
[Signature Page to Company Support Agreement]

Schedule I
Company Stockholder	Shares of Company Common Stock
África Castro Rosende	227,228
Alejandra Benjumea de Porres	956
Anselmo Andrade Fernández de Mesa	39,050
Anselmo Andrade Rodríguez	54,821
Blanca Benjumea de Porres	52,000
Blanca de Porres Guardiola	799,598
Carla Benjumea de Porres	4,188
Carlos Sundheim Losada	82,918
Covadonga García Gómez	202,508
Delia Muñoz Alé	25,510
Empelia Capital, SL	768,078
Enrique Barrientos García	4,136
Felipe Benjumea de Porres	38,688
Fundación para la Promoción de los Microemprendimientos	57,679
José Antonio Vázquez Arjona	4,060
Juan Suarez Ávila	55,619
Luján Aresti Llorente	657,337
María Concepción Guardiola Domínguez	554,743
Onatrium H2, S.L.	2,223,276
Roberto Wilson Fernández del Castillo	1,219
[Schedule I to Company Support Agreement]

Annex D
FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of     , 20  , is made and entered into by and among     , a Delaware corporation (the “Company”) (formerly known as RMG Acquisition Corp. III, a Cayman Islands exempted company prior to its domestication as a Delaware corporation), RMG Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), and certain former stockholders of H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“Legacy H2B2”), set forth on Schedule I hereto (such stockholders, the “H2B2 Holders” and, collectively with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of February 4, 2021 (the “Original RRA”);
WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of May 9, 2023, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and between the Company and Legacy H2B2, pursuant to which, among other things, on the date hereof, Legacy H2B2 merged with and into the Company, the separate corporate existence of Legacy H2B2 ceased and the Company continued as the Surviving Corporation (as defined in the Merger Agreement), on the terms and conditions set forth therein;
WHEREAS, prior to the date hereof and subject to the conditions of the Merger Agreement, the Company migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Act (as amended);
WHEREAS, on the date hereof, pursuant to the Merger Agreement, the H2B2 Holders received shares of class A common stock, par value $0.0001 per share (the “Common Stock”), of the Company;
WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a holder of at least a majority in interest of the Registrable Securities as of the date hereof; and
WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I

DEFINITIONS
1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company, the Chief Financial Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the United States Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Competing Registration Rights” shall have the meaning given in Section 5.7.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“H2B2 Holders” shall have the meaning given in the Preamble hereto.
“H2B2 Majority Holders” shall mean the H2B2 Holders holding in the aggregate a majority of the Registrable Securities then held by all of the H2B2 Holders.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Joinder” shall have the meaning given in Section 5.10.
“Legacy H2B2” shall have the meaning given in the Preamble hereto.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, including pursuant to Section 5.2 of this Agreement and including, for the avoidance of doubt, pursuant to the Lock-Up Agreements (as defined in the Merger Agreement).
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any Additional Holder Common Stock; and (c) any other equity security of the Company issued or issuable with respect to any securities referenced in clauses (a) and (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume or manner of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses incurred specifically in connection with such Registration;
(D) reasonable fees and disbursements of counsel for the Company incurred specifically in connection with such Registration;
(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F) in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority in interest of the Demanding Holders.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II

REGISTRATIONS AND OFFERINGS
2.1 Shelf Registration.
2.1.1 Filing. Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the one hundred twentieth (120th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor or the H2B2 Majority Holders, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the H2B2 Majority Holders, respectively.
2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or the H2B2 Majority Holders (the Sponsor or the H2B2 Majority Holders being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, on the one hand, and the H2B2 Majority Holders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata (as nearly as practicable) based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) Registrable Securities. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.
2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or the H2B2 Majority Holders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the H2B2 Majority Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or the H2B2 Majority Holders elect(s) to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or the H2B2 Majority Holders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a withdrawing Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.
2.2 Piggyback Registration.
2.2.1 Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company, including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) calendar days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) calendar days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. For purposes of this Section 2.2.1, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.2.1).
2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a) if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;
(b) if the Registration is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration securities in the priority set forth in Section 2.1.5.
2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer or director of the Company or a Holder of more than five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

ARTICLE III

COMPANY PROCEDURES
3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities

Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10 in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11 use commercially reasonable efforts to obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority in interest of the participating Holders;
3.1.12 in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions, provided such participating Holders provide such information to such counsel as is customarily required for purpose of such opinions;
3.1.13 in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $15 million, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.
3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders selling Registrable Securities in any offering shall bear all incremental selling expenses relating to the sale of such Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3 Requirements for Participation in Registration Statement in Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to ARTICLE II and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) calendar days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and eighty (180) calendar days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.
3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.
3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders upon written request with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall use reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION
4.1 Indemnification.
4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V

MISCELLANEOUS
5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: H2B2 Electrolysis Technologies, Inc., 300 Delaware Ave Ste 210-A, Wilmington, DE 19801, Attention: Anselmo Andrade and Mario Barragan, Email: anselmo.andrade@h2b2.es and mario.barragan@h2b2.es, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 5.1.
5.2 Assignment; No Third-Party Beneficiaries.
5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided that, with respect to the H2B2 Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the H2B2 Holders shall be permitted to transfer its rights hereunder as the H2B2 Holders to (i) one (1) or more affiliates or any direct or indirect partners, members or equity holders of such H2B2 Holder (it being understood that no such transfer shall reduce any rights of such H2B2 Holder or such transferees), (ii) any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such H2B2 Holder (or its affiliates), on the one hand, and such third party (or its affiliates), on the other hand, or any similar arrangement relating to a financing arrangement for the benefit of such H2B2 Holder and/or its affiliates, and (iii) pursuant to a bona fide loan or pledge or as a grant or maintenance of a bona fide lien, security interests, pledge or other similar encumbrance of any such securities owned by such H2B2 Holder and/or its affiliates to a nationally or internationally recognized financial institution in connection with a loan to, or similar financing arrangement with, such H2B2 Holder and/or its affiliates, and (y) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to (i) one (1) or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees), (ii) any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between the Sponsor (or its affiliates), on the one hand, and such third party (or its affiliates), on the other hand, or any similar arrangement relating to a financing arrangement for the benefit of the Sponsor and/or its affiliates, and (iii) pursuant to a bona fide loan or pledge or as a grant or maintenance of a bona fide lien, security interests, pledge or other similar encumbrance of any such securities owned by the Sponsor and/or its affiliates to a nationally or internationally recognized financial institution in connection with a loan to, or similar financing arrangement with, the Sponsor and/or its affiliates.
5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless it is permitted under Section 5.2.2 and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void, ab initio.
5.3 Counterparts. This Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

5.4 Governing Law; Venue. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.5.
5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each of the H2B2 Majority Holders so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7 Other Registration Rights. Other than as provided in the Warrant Agreement, dated as of February 4, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8 Term. This Agreement shall terminate on the earlier of (a) the seventh (7th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of the Sponsor and the H2B2 Majority Holders (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock), the Company may make any person or entity who has or acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.
5.12 Entire Agreement; Restatement. This Agreement, the Merger Agreement and the other Ancillary Agreements (as defined in the Merger Agreement) constitute the entire agreement between the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries (as defined in the Merger Agreement) relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement, the Merger Agreement and the other Ancillary Agreements. Upon the Closing, the Original RRA shall no longer be of any force or effect.
[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:

, a Delaware corporation

By:
Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
HOLDERS:

RMG SPONSOR III LLC, a Delaware limited liability company

By:
Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Name:
[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of      (as the same may hereafter be amended, the “Registration Rights Agreement”), by and among     , a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.
For purposes of this Joinder, “Excluded Sections” shall mean [       ].
Accordingly, the undersigned has executed and delivered this Joinder as of the    day of       , 20    .

Signature of Stockholder

Print Name of Stockholder

Its:
Address:

Agreed and Accepted as of
, 20

By:
Name:
Its:
[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule I
H2B2 Holders

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex E
FORM OF LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of      is made and entered into by and among     , a Delaware corporation (the “Company”) (formerly known as RMG Acquisition Corp. III, a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation), and the Persons (as defined in the Merger Agreement (as defined below)) set forth on Schedule I hereto (such Persons, together with any other Person who hereafter becomes a party to this Agreement pursuant to Section 2 or Section 8 of this Agreement, the “Securityholders” and each, a “Securityholder”).
WHEREAS, the Company and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”), entered into that certain Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement), dated as of     , 2023, pursuant to which, among other things, on the date hereof, H2B2 merged with and into the Company, with the Company continuing on as the Surviving Corporation, on the terms and conditions set forth therein (the “Merger”);
WHEREAS, upon the Closing, each of the Securityholders will own equity interests in the Company; and
WHEREAS, in connection with the Merger, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company.
NOW, THEREFORE, the parties agree as follows:
1. Subject to the exceptions set forth herein, each Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, [any shares of Surviving Corporation Common Stock held by it immediately after the Effective Time]1[80% of the shares of Surviving Corporation Common Stock held by it immediately after the Effective Time]2, any shares of Surviving Corporation Common Stock issuable upon the exercise or settlement, as applicable, of Surviving Corporation Options held by it immediately after the Effective Time or any other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock held by it immediately after the Effective Time (collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect or take any action in furtherance of any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the date that is 180 days after the Closing Date (the “Lock-Up Period”), subject to the early release provisions set forth in Section 4 below.
2.	The restrictions set forth in Section 1 shall not apply to:
(i)
in the case of an entity, Transfers (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners, shareholders or equity holders of the undersigned;

(ii)
in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

[1]	NTD: To be included for C-level executives of the Company, Chairman, Blanca de Porres Guardiola, and Ardachon (subject to exceptions in Merger Agreement) only
[2]	NTD: To be included for stockholders other than C-level executives, Chairman, Blanca de Porres Guardiola, and Ardachon (subject to exceptions in Merger Agreement).

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(iv)	in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;
(v)
in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(vii)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;
(viii)
Transfers relating to Surviving Corporation Common Stock or other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock acquired in open market transactions after the Closing; provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(ix)
the exercise of stock options or the vesting of stock awards of Surviving Corporation Common Stock and any related transfer of shares of Surviving Corporation Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of Surviving Corporation Common Stock, it being understood that all shares of Surviving Corporation Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(x)
Transfers to the Company pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by the Company or forfeiture of Surviving Corporation Common Stock or other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xi)
the entry, by a Securityholder, at any time after the Effective Time, of any trading plan providing for the sale of shares of Surviving Corporation Common Stock by a Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Surviving Corporation Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xii)
Transfers in the event of completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Surviving Corporation Common Stock for cash, securities or other property;

(xiii)
Transfers to satisfy any U.S. federal, state, or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction;

(xiv)
Transfers to satisfy any Spanish tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the Spanish tax laws and regulations after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Merger from qualifying for the regime set forth under Title VII, Chapter VII of the Spanish Law 27/209014, Corporate Income Tax Law (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of such Law or regulations thereunder taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction; and

(xv)
pledges of Surviving Corporation Common Stock or other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between a Securityholder (or its affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Securityholder and/or its affiliates.

provided, however, that (A) in the case of clauses (i) through (vii), such permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such permitted transferee shall expressly refer only to the immediate family of the applicable Securityholder and not to the immediate family of the permitted transferee), agreeing to be bound by all Transfer restrictions set forth herein. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the applicable undersigned Securityholder, and lineal descendant (including by adoption) of the applicable undersigned Securityholder or of any of the foregoing Persons, and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.
3. In the event that the Company releases or waives, in full or in part, any Person from a lock-up agreement entered into in connection with the Closing, then the same number of Surviving Corporation Common Stock constituting the Lock-Up Shares held by any undersigned Securityholder as held by such released party shall be immediately and fully released on the same terms as such released party from the applicable prohibition(s) set forth herein. The foregoing provisions of this paragraph will not apply if (i) the release or waiver is granted to a holder of Surviving Corporation Common Stock in connection with a follow-on public offering of Surviving Corporation Common Stock pursuant to a registration statement filed with the SEC, whether or not such offering or sale is wholly or partially a secondary offering of the Surviving Corporation Common Stock, and the undersigned Securityholder, only to the extent the undersigned Securityholder has a contractual right to demand or require the registration of the undersigned’s Surviving Corporation Common Stock or “piggyback” on a registration statement filed by the Company for the offer and sale of its Surviving Corporation Common Stock, has been given an opportunity to participate on a basis consistent with such contractual rights in such follow-on offering, (ii) (a) the release or waiver is effected solely to permit a Transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer, (iii) the aggregate number of Surviving Corporation Common Stock constituting the Lock-Up Shares affected by such releases or waivers (whether in one or multiple releases or waivers) with respect to any particular beneficial or record holder of such Surviving Corporation Common Stock constituting the Lock-Up Shares is less than or equal to 1% of the total number of outstanding shares of Surviving Corporation Common Stock then outstanding (on a fully-diluted basis, calculated as of the date of such release or waiver), or (iv) the Company determines in its sole discretion that a release or waiver should be granted to a record or beneficial holder of Surviving Corporation Common Stock constituting the Lock-Up Shares due to circumstances of emergency or hardship. In the event that the Company changes, amends, modifies or waives (other than to correct a typographical error) any particular provision of any other lock-up agreement entered into in connection with the Closing, then each undersigned Securityholder shall be offered the option (but not the requirement) to make a corresponding change, amendment, modification or waiver to this Agreement, with such option to be exercised in a written notice to the Company which makes reference to this Agreement.

4. This Agreement shall terminate upon the earlier of (i) the expiration of the Lock-Up Period, (ii) the closing of a liquidation, merger, stock exchange, reorganization or other similar transaction after the Closing Date that results in all of the public stockholders of the Company having the right to exchange their shares of Surviving Corporation Common Stock for cash securities or other property, or (iii) the liquidation of the Company.
5. In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.
6. This Agreement replaces Section 7(a) of that certain Letter Agreement, dated February 4, 2021, among the Company, RMG Sponsor III LLC, a Delaware limited liability company, and certain other Persons party thereto, which Section 7(a) shall be terminated and, to the extent previously applicable to a Securityholder, of no further effect with respect to such Securityholder upon the Closing, and constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.
7. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing, executed by the Company and the Securityholders holding a majority of the shares of Surviving Corporation Common Stock then held by the Securityholders in the aggregate as to which this Agreement has not been terminated, executed in the same manner as this Agreement and which makes reference to this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties hereto effected in a manner which does not comply with this Section 7 shall be null and void, ab initio.
8. Except as set forth herein, no party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of (i) with respect to any Securityholder, the Company, and (ii) with respect to the Company, the Securityholders holding a majority of the shares of Surviving Corporation Common Stock then held by the Securityholders in the aggregate as to which this Agreement has not been terminated. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on each Securityholder and each of its respective successors, heirs and assigns and permitted transferees.
9. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 9. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS

AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.
10. This Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
11. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which any party hereto is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.
12. This Agreement, the Merger Agreement and the other Ancillary Agreements constitute the entire agreement between the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement, the Merger Agreement and the other Ancillary Agreements.
13. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
COMPANY:

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

SECURITYHOLDERS:

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

SCHEDULE I
SECURITYHOLDERS

[Schedule I to Lock-Up Agreement]

ANNEX F

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

RMG ACQUISITION CORP. III
(ADOPTED BY SPECIAL RESOLUTION
DATED AUGUST 4, 2023 AND EFFECTIVE ON AUGUST 4, 2023)
F-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

RMG ACQUISITION CORP. III
(ADOPTED BY SPECIAL RESOLUTION
DATED AUGUST 4, 2023 AND EFFECTIVE ON AUGUST 4, 2023)
(1)	The name of the Company is RMG Acquisition Corp. III.
(2)
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

(3)	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
(4)	The liability of each Member is limited to the amount unpaid on such Member’s shares.
(5)
The share capital of the Company is US$ 55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

(6)
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

(7)
Capitalised terms that are not defined in this Third Amended and Restated Memorandum of Association bear the respective meanings given to them in the Third Amended and Restated Articles of Association of the Company.

F-2

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

RMG ACQUISITION CORP. III
(ADOPTED BY SPECIAL RESOLUTION
DATED AUGUST 4, 2023 AND EFFECTIVE ON AUGUST 4, 2023)
1.	INTERPRETATION
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:
“Affiliate”
in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother in law and father in law and brothers and sisters in law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”
means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these third amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”
means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market., must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the

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deferred underwriting commissions and taxes payable on the income earned on the Trust Account at the time of the signing of the definitive agreement to enter into such Business Combination); and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”
means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”
means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Equity linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination,
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including but not limited to a private placement of equity or debt.

“Exchange Act”
means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the third amended and restated memorandum of association of the Company, as amended or substituted from time to time.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Ordinary Share”	means an ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Over-Allotment Option”
means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

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“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means RMG Sponsor III, LLC, a Delaware limited liability company, and its successors or assigns.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”
means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.
1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in
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certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;
(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2.	COMMENCEMENT OF BUSINESS
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.
3.	ISSUE OF SHARES AND OTHER SECURITIES
3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.
4.	REGISTER OF MEMBERS
4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
4.2	The Directors may determine that the Company shall maintain one or more branch registers of
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Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.
5.	CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE
5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6.	CERTIFICATES FOR SHARES
6.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

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7.	TRANSFER OF SHARES
7.1
Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option, warrant or unit.

7.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8.	REDEMPTION, REPURCHASE AND SURRENDER OF SHARES
8.1
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;
(b)
Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the number of Class B Shares in issue will equal 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.
8.2
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
8.4	The Directors may accept the surrender for no consideration of any fully paid Share.
9.	TREASURY SHARES
9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
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10.	VARIATION OF RIGHTS OF SHARES
10.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11.	COMMISSION ON SALE OF SHARES
The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
12.	NON RECOGNITION OF TRUSTS
The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
13.	LIEN ON SHARES
13.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

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13.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14.	CALL ON SHARES
14.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
14.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
14.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15.	FORFEITURE OF SHARES
15.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment
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required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.
15.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5
A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16.	TRANSMISSION OF SHARES
16.1
If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not

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complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
17.	CLASS B ORDINARY SHARE CONVERSION
17.1
The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2
Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3
Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the consummation of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

17.4
Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6
Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7
References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

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17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.
18.	AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL
18.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)
cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.
19.	OFFICES AND PLACES OF BUSINESS
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
20.	GENERAL MEETINGS
20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.
20.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3
The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4
Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the

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Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.
21.	NOTICE OF GENERAL MEETINGS
21.1
At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22.	PROCEEDINGS AT GENERAL MEETINGS
22.1
No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed
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by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
22.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9
If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10
When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.
22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
22.13
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.
23.	VOTES OF MEMBERS
23.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.
23.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

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23.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24.	PROXIES
24.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25.	CORPORATE MEMBERS
25.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2
If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

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26.	SHARES THAT MAY NOT BE VOTED
Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
27.	DIRECTORS
27.1	There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.
27.2
The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

28.	POWERS OF DIRECTORS
28.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29.	APPOINTMENT AND REMOVAL OF DIRECTORS
29.1	Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of
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the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.
29.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
30.	VACATION OF OFFICE OF DIRECTOR
The office of a Director shall be vacated if:
(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director is found to be or becomes of unsound mind; or
(e)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31.	PROCEEDINGS OF DIRECTORS
31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.
31.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5
A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may

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act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
31.7
The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8
All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32.	PRESUMPTION OF ASSENT
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
33.	DIRECTORS’ INTERESTS
33.1
A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2
A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4
No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

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34.	MINUTES
The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
35.	DELEGATION OF DIRECTORS’ POWERS
35.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3
The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6
The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an

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Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
36.	NO MINIMUM SHAREHOLDING
The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
37.	REMUNERATION OF DIRECTORS
37.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38.	SEAL
38.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3
A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39.	DIVIDENDS, DISTRIBUTIONS AND RESERVE
39.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the
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distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.
39.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.
39.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40.	CAPITALISATION
The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
41.	BOOKS OF ACCOUNT
41.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company.

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Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.
41.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42.	AUDIT
42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
42.2
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).
42.5
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43.	NOTICES
43.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

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43.2	Where a notice is sent by:
(a)
courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)
post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)
cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)
e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.
43.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44.	WINDING UP
44.1
If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value

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any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
45.	INDEMNITY AND INSURANCE
45.1
Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2
The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46.	FINANCIAL YEAR
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
47.	TRANSFER BY WAY OF CONTINUATION
If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
48.	MERGERS AND CONSOLIDATIONS
The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.
49.	BUSINESS COMBINATION
49.1
Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

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49.2	Prior to the consummation of a Business Combination, the Company shall either:
(a)	submit such Business Combination to its Members for approval; or
(b)
provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable and amounts withdrawn to fund the Company’s working capital requirements, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

49.3
If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4
At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

49.5
Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable and amounts withdrawn to fund the Company’s working capital requirements) and not previously released to the Company to pay its taxes or fund the Company’s working capital requirements, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.

49.6
A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7
In the event that the Company does not consummate a Business Combination on or before February 9, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)
as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable, expenses relating to the administration of

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the trust account, amounts withdrawn to fund the Company’s working capital requirements and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.
49.8	In the event that any amendment is made to this Article:
(a)
to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before February 9, 2024; or

(b)
with respect to any other provision relating to Members’ rights or pre-Business Combination activity, the Company shall provide the holders of Public Shares with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes or fund the Company’s working capital requirements, divided by the number of then outstanding Public Shares.

49.9
A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10
After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or
(b)	vote as a class with Public Shares on a Business Combination.
49.11	The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:
(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and
(b)	any Director or Officer and any Affiliate of such Director or Officer.
49.12
A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13
As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes, amounts withdrawn to fund the Company’s working capital requirements and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.14
The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the

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Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that such a Business Combination is fair to the Company from a financial point of view.
50.	BUSINESS OPPORTUNITIES
50.1
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2
Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

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Annex G
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
H2B2 ELECTROLYSIS TECHNOLOGIES, INC.
ARTICLE I
NAME
The name of the corporation is H2B2 Electrolysis Technologies, Inc. (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is 8 The Green A, in the City of Dover, Kent County, 19901, and the name of its registered agent at such address is A Registered Agent, Inc..
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
CAPITAL STOCK
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is     . The total number of shares of Common Stock that the Corporation is authorized to issue is     , having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is     , having a par value of $0.0001 per share.
The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors of the Corporation (the “Board of Directors”). The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
A. COMMON STOCK.
1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights (preferential or otherwise) and powers of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time.
2. Voting.
a. Except as otherwise provided herein (including any Certificate of Designation (as defined below)) or otherwise required by law, the holders of the shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.
b. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.

c. Except as otherwise provided herein (including any Certificate of Designation) or otherwise required by law, at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.
d. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any Certificate of Designation) that relates solely to the rights (preferential or otherwise), powers (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (this “Certificate”) (including any Certificate of Designation) or pursuant to the DGCL.
Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.
3. Dividends. Subject to any preferential or other rights of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.
4. Liquidation. Subject to any preferential or other rights of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.
B. PREFERRED STOCK
Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations and relative participating, optional, preferential or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).
The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
A. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, at each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Certificate, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.
B. Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall initially be nine (9) directors and thereafter shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Directors shall be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.
C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.
D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.
E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). Any adoption, amendment or repeal of the Bylaws shall require the approval of a majority of the Board of Directors. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.
G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
ARTICLE VI
STOCKHOLDERS
A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.
C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
ARTICLE VII
LIABILITY
No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE VIII
INDEMNIFICATION
A. To the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she or a person for whom he or she is the legal representative is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding; provided that such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Article VIII or otherwise. The rights to indemnification and advancement of expenses conferred by this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article VIII, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
B. The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article VIII shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
C. Any repeal or amendment of this Article VIII by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Article VIII, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
D. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, solely in the event that the Chancery Court lacks subject matter jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate (as either may be amended from time to time), (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine, (v) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws (including any right, obligation or remedy thereunder) and (vi) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. This Article IX is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
ARTICLE X
AMENDMENTS
A. Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.
B. If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Annex H
Amended and Restated

Bylaws of

H2B2 Electrolysis Technologies, Inc.

(a Delaware corporation)
Effective  , 2023

Bylaws of
H2B2 Electrolysis Technologies, Inc.
Article I
Corporate Offices
1.1 Registered Office.
The address of the registered office of H2B2 Electrolysis Technologies, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2 Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business and affairs of the Corporation may require.
Article II
Meetings of Stockholders
2.1 Place of Meetings.
Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office, whether within or outside of the State of Delaware.
2.2 Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with Section 2.4. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
2.3 Special Meeting.
Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.
2.4 Notice of Business to be Brought before a Meeting.
(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.
(b) For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and
(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.
For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
2.5 Notice of Nominations for Election to the Board.
(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.
(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.
(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));
(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and
(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).
For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).
(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.
(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.
2.6 Notice of Stockholders’ Meetings.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
2.7 Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.
2.8 Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.9 Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
2.10 Voting.
Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.
2.11 Record Date for Stockholder Meetings and Other Purposes.
In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.12 Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.
2.13 List of Stockholders Entitled to Vote.
The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.
2.14 Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:
(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii) count all votes or ballots;
(iii) count and tabulate all votes;
(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
2.15 Delivery to the Corporation.
Whenever this Article II requires one (1) or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.
Article III
Directors
3.1 Powers.
Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
3.2 Number of Directors.
Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3 Election, Qualification and Term of Office of Directors.
Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders or residents of the State of Delaware. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.
3.4 Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.
Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
3.5 Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.
3.6 Regular Meetings.
Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.
3.7 Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i) delivered personally by hand, by courier or by telephone;
(ii) sent by United States first-class mail, postage prepaid;
(iii) sent by facsimile or electronic mail; or
(iv) sent by other means of electronic transmission,
directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8 Quorum.
At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
3.9 Board Action without a Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.
3.10 Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
Article IV
Committees
4.1 Committees of Directors.
The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.
4.2 Committee Minutes.
Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
4.3 Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i) Section 3.5 (place of meetings; meetings by telephone);
(ii) Section 3.6 (regular meetings);
(iii) Section 3.7 (special meetings; notice);
(iv) Section 3.9 (board action without a meeting); and
(v) Section 7.13 (waiver of notice),
with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:
(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.
Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
Article V
Officers
5.1 Officers.
The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.
5.2 Appointment of Officers.
The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.
5.3 Subordinate Officers.
The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.
5.4 Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5 Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.
5.6 Representation of Shares of Other Corporations.
The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.7 Authority and Duties of Officers.
All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.
The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.
Article VI
Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.
Article VII
General Matters
7.1 Execution of Corporate Contracts and Instruments.
The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.
7.2 Stock Certificates.
The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.
The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.
7.3 Special Designation of Certificates.
If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
7.4 Lost Certificates.
Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and canceled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.5 Shares Without Certificates
The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
7.6 Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
7.7 Dividends.
The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
7.8 Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.
7.9 Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
7.10 Transfer of Stock.
Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
7.12 Registered Stockholders.
The Corporation:
(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
7.13 Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.
Article VIII
Notice
8.1 Delivery of Notice; Notice by Electronic Transmission.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this Section 8.1 without obtaining the consent required by this paragraph.
Any notice given pursuant to the preceding paragraph shall be deemed given:
(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
Article IX
Indemnification
9.1 Indemnification of Directors and Officers.
The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to employee benefit plans (hereinafter, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as director, officer, employee, or agent, or in any other capacity while serving as director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with any such Proceeding; provided that such indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such indemnitee only if the Proceeding was authorized in the specific case by the Board.
9.2 Indemnification of Others.
The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.
9.3 Prepayment of Expenses.
In addition to the obligation to indemnify conferred in Section 9.1, the Corporation shall to the fullest extent not prohibited by the DGCL or any other applicable law pay the expenses (including attorneys’ fees) incurred by any indemnitee, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by or on behalf of the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.
9.4 Determination; Claim.
If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the indemnitee may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
9.5 Non-Exclusivity of Rights.
The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
9.6 Insurance.
The Corporation shall purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.
9.7 Other Indemnification.
The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.
9.8 Continuation of Indemnification.
The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.
9.9 Amendment or Repeal; Interpretation.
The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.
Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.
Article X
Amendments
The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.
Article XI
Definitions
As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).
An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.
The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex I
H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

2023 INCENTIVE AWARD PLAN
ARTICLE I.
Purpose
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
Eligibility
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
Administration and Delegation
3.1 Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.
3.2 Appointment of Committees. To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries; provided, that in no event shall any officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, individuals who are subject to Section 16 of the Exchange Act or officers of the Company (or non-employee Directors) to whom the authority to grant or amend Awards has been delegated hereunder. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such Committee or committee and/or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
Stock Available for Awards
4.1 Number of Shares. Subject to adjustment under Article VIII and further subject to the terms of this Article IV, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be equal to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
4.2 Share Recycling. If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised/settled or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. In addition, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit.

Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (a) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (b) Shares purchased on the open market with the cash proceeds from the exercise of Options.
4.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [  ] Shares may be issued pursuant to the exercise of Incentive Stock Options.
4.4 Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or equity securities, the Administrator may grant Awards in substitution for any options or other equity or equity-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has equity securities available under a pre-existing plan approved by equityholders and not adopted in contemplation of such acquisition or combination, the equity securities available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the equityholders of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.5 Non-Employee Director Compensation.  Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time; provided that, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000 (or, with respect to the first fiscal year of the Company during which a non-employee Director first serves as a non-employee Director, $1,000,000) (the “Non-Employee Director Limit”).
ARTICLE V.
Stock Options and Stock Appreciation Rights
5.1 General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose, and which amount shall be payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the applicable Award Agreement.
5.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the

Administrator, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.
5.3 Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be automatically extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term (or any shorter maximum, if applicable) of the applicable Option or Stock Appreciation Right.
5.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or its Agent) a written notice of exercise, in a form approved by the Administrator (which may be electronic and provided through the online platform maintained by an Agent), signed or submitted by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full of the required amount(s), in each case, as applicable, (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.
5.5 Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by online payment through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator (in its discretion), by:
(a) cash, wire transfer of immediately available funds or check payable to the order of the Company, provided that the Administrator may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;
(b) if there is a public market for Shares at the time of exercise, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c) delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;
(d) surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;
(e) other than for Participants subject to Section 13(k) of the Exchange Act with respect to the Company or its Subsidiaries, delivery of a promissory note, in a form determined by or acceptable to the Administrator, or any other property that the Administrator determines is good and valuable consideration; or
(f) any combination of the above payment forms approved by the Administrator.

5.6 Additional Terms of Incentive Stock Options.  The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.
5.7 No Dividends or Dividend Equivalents. No dividends or Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.
ARTICLE VI.
Restricted Stock; Restricted Stock Units
6.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units to any Service Provider, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.
6.2 Restricted Stock.
(a) Dividends. Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to the Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.
(b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.
6.3 Restricted Stock Units.
(a) Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A. Restricted Stock Units may be settled in cash or in Shares, as determined by the Administrator and set forth in the applicable Award Agreement.

(b) Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
(c) Dividend Equivalents. For clarity, Dividend Equivalents with respect to an Award of Restricted Stock Units shall only be paid out to the Participant to the extent that the vesting conditions applicable to the underlying Award are satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the Administrator or unless deferred in a manner intended to comply with Section 409A.
ARTICLE VII.
Other Stock or Cash Based Awards; DIVIDEND EQUIVALENTS
7.1 Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, or any combination of the foregoing, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s) (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. In addition, the Company may adopt subplans or programs under the Plan pursuant to which it makes Awards available in a manner consistent with the terms and conditions of the Plan.
7.2 Dividend Equivalents. A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no dividends or Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only be paid out to the Participant to the extent that the vesting conditions applicable to the underlying Award are satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable in accordance with the foregoing, unless otherwise determined by the Administrator.
ARTICLE VIII.
Adjustments for Changes in Common Stock
and Certain Other Events
8.1 Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and/or making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.
8.2 Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, or equivalent value thereof in cash, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;
(e) To replace such Award with other rights or property selected by the Administrator; and/or
(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
8.3 Effect of Non-Assumption in a Change in Control.  Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Award is not continued, converted, assumed, or replaced with an award (which may include, without limitation, a cash-based award) with substantially the same value, and vesting terms that are no less favorable than those applicable to the underlying award, in each case, as of immediately prior to the Change in Control by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Award shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Award shall lapse, in which case, such Award shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (i) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Award and net of any applicable exercise price; provided that to the extent that any Award constitutes “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A (to the extent applicable to such Award) without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which the Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.

8.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.
8.5 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
General Provisions Applicable to Awards
9.1 Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2 Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
9.4 Termination of Status. The Administrator will determine how a Participant’s Disability, death, retirement or authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award (including whether and when a Termination of Service has occurred) and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.
9.5 Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company or one of its Subsidiaries may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Administrator after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations through the Agent’s electronic platform or by wire transfer of immediately available funds to the Agent (or, in each case, if the Company has no Agent accepting payment, by wire transfer of immediately available funds to the Company) or, solely with the consent of the Administrator, by (i) cash, wire transfer of immediately available funds or check made payable to the order of the Company, provided that the Administrator may limit the use of the foregoing payment forms in its discretion, (ii) to the extent permitted by the Administrator, delivery of Shares

(in whole or in part), including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Administrator otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Administrator) of an irrevocable and unconditional undertaking by a broker acceptable to the Administrator to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Administrator to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Administrator, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a Fair Market Value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America), and for clarity, may be less than such maximum individual statutory tax rate if so determined by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6  Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may, without the approval of the stockholders of the Company, (i) reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or (ii) cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.
9.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
9.9 Cash Settlement. Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.
9.10 Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (i) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (iii) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company and its Subsidiaries harmless from any losses, costs, damages, or expenses relating to any such sale; (iv) to the extent the Company, its Subsidiaries or their designee receives proceeds of such sale that exceed the amount owed, the Company or its Subsidiary will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (v) the Company, its Subsidiaries and their designees are under no obligation to arrange for such sale at any particular price; and (vi) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company, its Subsidiaries or their designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
ARTICLE X.
Miscellaneous
10.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate their respective relationships with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.
10.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.
10.3 Effective Date and Term of Plan. Unless earlier terminated by the Board, the Plan will become effective on the date on which the Closing is consummated (the “Effective Date”) and will remain in effect until the tenth anniversary of the Effective Date, but Awards previously granted may extend beyond that date in accordance with the Plan. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s stockholders approved the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.
10.4 Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time; provided that no amendment, other than (a) as permitted by the applicable Award Agreement, (b) as provided under Sections 10.6 and 10.15, or (c) an amendment to increase the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to increase the Non-Employee Director Limit or to the extent necessary to comply with Applicable Laws.
10.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.
10.6 Section 409A.
(a) General. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A. Notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.
(b) Separation from Service. If an Award is subject to and constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
(c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award subject to Section 409A to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his, her or its capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
10.8 Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.
10.9 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security number, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company and its Subsidiaries hold regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents provided for in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents provided for in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
10.10 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
10.11 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in an Award Agreement or other written agreement which provides supplemental or additional terms not inconsistent with the Plan.
10.12 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
10.13 Claw-back Provisions. All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement.
10.14 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15 Conformity to Securities Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

10.17 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.
ARTICLE XI.
Definitions
As used in the Plan, the following words and phrases will have the following meanings:
11.1 “Administrator”means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. Notwithstanding anything herein to the contrary, the Board shall conduct the general administration of the Plan with respect to Awards granted to non-employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall mean and refer to the Board.
11.2 “Agent”means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or a Participant with regard to the Plan.
11.3 “Applicable Laws”means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.
11.4 “Award”means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.
11.5 “Award Agreement”means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
11.6 “Board”means the Board of Directors of the Company.
11.7 “Cause”means, in respect of a Participant, either (a) the definition of “Cause” contained in the Participant’s Award Agreement or an effective, written service or employment agreement between the Participant and the Company or a Subsidiary of the Company or otherwise defined under the law applicable to the service or employment agreement; or (b) if no such agreement exists or such agreement or applicable law does not define Cause, then Cause shall mean (i) the Participant’s unauthorized use or disclosure of confidential information or trade secrets of the Company or any of its Subsidiaries or any material breach of a written agreement between the Participant and the Company or any of its Subsidiaries, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement; (ii) the Participant’s commission of, indictment for or the entry of a plea of guilty or nolo contendere by the Participant to, a felony under the laws of the United States or any state thereof or any crime involving dishonesty or moral turpitude (or any similar crime in any jurisdiction outside the United States); (iii) the Participant’s negligence or willful misconduct in the performance of the Participant’s duties or the Participant’s willful or repeated failure or refusal to substantially perform assigned duties; (iv) any act of fraud, embezzlement, material misappropriation or dishonesty committed by the Participant against the Company or any of its Subsidiaries; or (v) any acts, omissions or statements by a Participant which the Company determines to be materially detrimental or damaging to the reputation, operations, prospects or business relations of the Company or any of its Subsidiaries. The findings and decision of the Administrator with respect to any Cause determination will be final and binding for all purposes.
11.8 “Change in Control”means and includes each of the following:
(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
11.9 “Closing” means the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated  , 2023, by and between RMG Acquisition Corp. III and the Company.
11.10 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.11 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
11.12 “Common Stock”means the common stock of the Company.

11.13 “Company” means H2B2 Electrolysis Technologies, Inc., a Delaware corporation, or any successor.
11.14 “Consultant” means any consultant or advisor engaged by the Company or any of its Subsidiaries to render services to such entity that qualifies as a consultant or advisor under the applicable rules of Form S-8 Registration Statements.
11.15 “Designated Beneficiary”means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.16 “Director”means a Board member.
11.17 “Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.
11.18 “Dividend Equivalents”means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.19 “Employee”means any employee of the Company or its Subsidiaries.
11.20 “Equity Restructuring”means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
11.21 “Exchange Act”means the Securities Exchange Act of 1934, as amended.
11.22 “Fair Market Value”means, as of any date, the value of a Share determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.
11.23 “Greater Than 10% Stockholder”means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.24 “Incentive Stock Option”means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.25 “Non-Qualified Stock Option”means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.
11.26 “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.
11.27 “Other Stock or Cash Based Awards”means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.
11.28 “Overall Share Limit” means the sum of (a) [ ] Shares; plus (b) an annual increase on the first day of each Company fiscal year beginning with January 1, 2024 and ending on and including January 1, 2033, equal to the lesser of (i) a number of Shares equal to 1% of the aggregate number of Shares outstanding on the final day of the immediately preceding Company fiscal year and (ii) such smaller number of Shares as is determined by the Board.
11.29 “Participant”means a Service Provider who has been granted an Award.

11.30 “Performance Criteria”means the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include (but is not limited to) the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; operating efficiency; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, technology, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships, collaborations and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition, licensing or divestiture activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be (i) based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, (ii) based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies, (iii) based on GAAP or non-GAAP metrics, and/or (iv) adjusted to reflect the impact of unusual or non-recurring transactions, extraordinary events or otherwise as determined by the Administrator.
11.31 “Plan”means this 2023 Incentive Award Plan.
11.32 “Restricted Stock”means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.33 “Restricted Stock Unit”means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.34 “Rule 16b-3”means Rule 16b-3 promulgated under the Exchange Act.
11.35 “Section 409A”means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.
11.36 “Securities Act”means the Securities Act of 1933, as amended.
11.37 “Service Provider”means an Employee, Consultant or Director.
11.38 “Shares”means shares of Common Stock.
11.39 “Stock Appreciation Right”means a stock appreciation right granted under Article V.
11.40 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
11.41 “Substitute Awards”means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.42 “Termination of Service”means the date the Participant ceases to be a Service Provider.
* * * * *

Annex J
WARRANT AMENDMENT
[To be filed with an amended filing]
J-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of directors and officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The RMG III Governing Documents provided for indemnification of RMG III’s officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
RMG III has entered into agreements with RMG III’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the RMG III Governing Documents. RMG III has purchased a policy of directors’ and officers’ liability insurance that insures RMG III’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures RMG III against RMG III’s obligations to indemnify RMG III’s officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, RMG III has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.	Exhibits and Financial Statements Schedules.
(a) Exhibits.
Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of May 9, 2023, by and between the Registrant, and H2B2 Electrolysis Technologies, Inc. (included as Annex A to the proxy statement/prospectus)

2.2**	Plan of Domestication, dated as of , 2023

2.3
Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 15, 2023, by and between the Registrant, and H2B2 Electrolysis Technologies, Inc. (included as Annex A-1 to the proxy statement/prospectus)

3.1(1)	Third Amended and Restated Memorandum and Articles of Association of the Registrant (included as Annex F to the proxy statement/prospectus)

3.3**	Form of Certificate of Incorporation of H2B2 Electrolysis Technologies, Inc., to become effective upon Closing (included as Annex G to the proxy statement/prospectus)

3.4**	Form of Bylaws of H2B2 Electrolysis Technologies, Inc., to become effective upon Closing (included as Annex H to the proxy statement/prospectus)

4.1(2)	Specimen Unit Certificate of the Registrant

4.2(3)	Specimen Class A Ordinary Share Certificate of the Registrant

4.3(4)	Specimen Warrant Certificate of the Registrant

4.4(5)	Warrant Agreement, dated as of February 4, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant

4.5*	Specimen Common Stock Certificate of H2B2 Electrolysis Technologies, Inc.

4.6**	Form of Certificate of Domestication of RMG Acquisition Corp. III, to be filed with the Secretary of the State of Delaware

Exhibit No.	Description
4.7*	Form of Amendment to Warrant Agreement by and between Continental Stock Transfer & Trust Company and the Registrant (included as Annex J to the proxy statement/prospectus)

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP as to the validity of the Surviving Corporation Common Stock

8.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax matters

10.1**	Sponsor Support Agreement, dated as of May 9, 2023, by and among the Registrant, RMG Sponsor III LLC and H2B2 Electrolysis Technologies, Inc. (included as Annex B to the proxy statement/prospectus)

10.2**
Company Stockholder Support Agreement, dated as of May 9, 2023, by and among the Registrant, H2B2 Electrolysis Technologies, Inc. and the persons set forth on Schedule I thereto (included as Annex C to the proxy statement/prospectus)

10.3**	Form of Amended and Restated Registration Rights Agreement (included as Annex D to the proxy statement/prospectus)

10.4**	Form of Lock-up Agreement (included as Annex E to the proxy statement/prospectus)

10.5(5)	Letter Agreement, dated as of February 4, 2021, by and among the Registrant, RMG Sponsor III, LLC and the Registrant’s officers and directors

10.6(5)	Investment Management Trust Account Agreement, dated February 4, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant

10.7(5)	Administrative Services Agreement, dated as of February 4, 2021, by and between the Registrant and RMG Acquisition Management, LLC

10.8(5)	Sponsor Warrants Purchase Agreement, dated as of February 4, 2021, by and between the Registrant and RMG Sponsor III, LLC

10.9#**	Form of H2B2 Electrolysis Technologies, Inc. 2023 Incentive Award Plan (included as Annex I to the proxy statement/prospectus)

10.10#**	Employment Contract, dated as of June 27, 2016, by and between Anselmo Andrade Fernández de Mesa and H2B2 Electrolysis Technologies, S.L.

10.11#**	Common Stock Option Agreement, dated as of January 1, 2021, by and between Anselmo Andrade Fernández de Mesa and H2B2 Electrolysis Technologies, Inc.

10.12#**	Amendment to the Common Stock Option Agreement, dated as of January 1, 2021, by and between Anselmo Andrade Fernández de Mesa and H2B2 Electrolysis Technologies, Inc.

10.13#**	Letter Agreement, dated May 9, 2023, by and between Anselmo Andrade Fernández de Mesa and H2B2 Electrolysis Technologies, Inc.

10.14#**	Service Agreement as Sole Director, dated May 9, 2023, by and between Anselmo Andrade Fernández de Mesa and H2B2 Corp, S.L.

10.15#**	Employment Contract, dated June 7, 2016, by and between Florencio Ferrera Saldaña and H2B2 Electrolysis Technologies, S.L.

Exhibit No.	Description
10.16#**	Common Stock Option Agreement, dated July 1, 2021, by and between Florencio Ferrera Saldaña and H2B2 Electrolysis Technologies, Inc.

10.17#**	Employment Contract, dated October 1, 2016, by and between Felipe Benjumea Llorente and H2B2 Electrolysis Technologies, S.L.

10.18#**	Service Agreement, dated January 7, 2023, by and between Felipe Benjumea Llorente and H2B2 Electrolysis Technologies S.L.

10.19#**	Employment Contract, dated June 7, 2016, by and between Jose Javier Brey Sánchez and H2B2 Electrolysis Technologies, S.L.

10.20#**	Common Stock Option Agreement, dated January 1, 2021, by and between Jose Javier Brey Sánchez and H2B2 Electrolysis Technologies, Inc.

10.21#**	Service Agreement, dated December 15, 2022, by and between Antonio Vázquez Romero and H2B2 Electrolysis Technologies, S.L.

10.22^	Non-Residential Lease Agreement, dated July 8, 2021, by and between VGP Park Sevilla Dos Hermanas, S.L.U. and H2B2 Electrolysis Technologies, S.L.

10.23^**	Sublease Agreement, dated July 10, 2020, by and between Bar 20 Dairy, LLC and H2B2 USA, LLC

10.24^**	Solar Energy Systems Sublease, dated June 23, 2022, by and between Bar 20 Dairy, LLC and H2B2 USA, LLC

10.25**	Supply Agreement, dated June 19, 2020, by and among Giner ELX, Inc. (and acquired and assumed by Plug Power Inc.) and H2B2 Electrolysis Technologies, Inc.

10.26**
Public Deed of Sale and Purchase of Shares of H2B2 Electrolysis Technologies, Inc., dated May 30, 2023, by and among Arraut Y Sala Reixachs, S.L.P, as the bankruptcy administration, Ardachon, S.L., as the seller, and H2B2 Electrolysis Technologies, Inc., as the buyer

10.27**	Loan Agreement, dated May 30, 2023, by and between Apenet, S.L.U. and H2B2 Electrolysis Technologies, Inc.

10.28^	Service Agreement, dated November 2, 2023, by and between H2B2 Electrolysis Technologies, Inc. and CHRS Arquitectos.

21.1	List of Subsidiaries of H2B2 Electrolysis Technologies, Inc.

23.1	Consent of Marcum LLP

23.2	Consent of RSM US LLP

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included as part of Exhibit 5.1)

24.1**	Power of Attorney (included on signature page to this registration statement)

99.1	Consent of Anselmo Andrade Fernández de Mesa to be Named as a Director

99.2	Consent of Antonio Vázquez Romero to be Named as a Director

99.3	Consent of Blanca de Porres Guardiola to be Named as a Director

99.4	Consent of Felipe Benjumea de Porres to be Named as a Director

Exhibit No.	Description
99.5	Consent of Guillermo Delclaux Lezama Leguizamón to be Named as a Director

99.6	Consent of Manuel Delclaux Lezama Leguizamón to be Named as a Director

99.7	Consent of Iván E. Mercado to be Named as a Director

99.8	Consent of Robert S. Mancini to be Named as a Director

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

107**	Filing Fee Table
*	To be filed by amendment.
**	Previously filed.
†
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

^	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).
#	Indicates a management contract or compensatory plan, contract or arrangement.
(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on August 7, 2023.
(2)	Incorporated by reference to the Exhibit 4.1 filed with Amendment No. 1 to the Form S-1 filed by the Registrant on February 2, 2021.
(3)	Incorporated by reference to the Exhibit 4.2 filed with Amendment No. 1 to the Form S-1 filed by the Registrant on February 2, 2021.
(4)	Incorporated by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 8-K filed on February 4, 2021.
(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 4, 2021.

Item 22.	Undertakings.
1. The undersigned Registrant hereby undertakes:
(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and
(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
4. The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
5. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
6. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami Beach, Florida, on the 18th day of December, 2023.
RMG Acquisition Corp. III
By:	/s/ Robert S. Mancini
Name:	Robert S. Mancini
Title:	Chairman of the Board and Chief Executive Officer
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Robert S. Mancini	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 18, 2023
Robert S. Mancini
*	President, Chief Operating Officer and Director	December 18, 2023
Philip Kassin
*	Chief Financial Officer (Principal Financial and Accounting Officer)	December 18, 2023
Wesley Sima
*	Director	December 18, 2023
Craig Broderick
*	Director	December 18, 2023
W. Thaddeus Miller
*	Director	December 18, 2023
Catherine D. Rice
*By:	/s/ Robert S. Mancini
Name: Robert S. Mancini
Title: Attorney-in-fact